SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX 01

LAW 14182 DATED JULY 12, 2021

Provides for the return to private sector of the company Centrais Elétricas Brasileiras S.A. (Eletrobras); amends Laws 5899, dated July 5, 1973, 9991, dated July 24, 2000, 10438, dated April 26, 2002, 10848, dated March 15, 2004, 13182, dated November 3, 2015, 13203, dated December 8, 2015, 14118, dated January 13, 2021, 9648, dated May 27, 1998, and 9074, dated July 7, 1995; and revokes provisions of Law 3890-A, dated April 25, 1961.

THE PRESIDENT OF THE REPUBLIC

Be it known that the National Congress decrees and I sanction the following Law:

CHAPTER I

RETURN TO PRIVATE SECTOR OF ELETROBRAS

Article 1. The return to private sector of Centrais Elétricas Brasileiras S.A. (Eletrobras) shall occur under the terms of Law 9491, dated September 9, 1997, and Paragraph 1 of this Article, and will be conditioned to the granting of new electricity generation concessions for Concession Agreements No. 007/2004-Aneel-Eletronorte, signed by the Federal Government and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and No. 004/2004-Aneel/Furnas, specifically for the Mascarenhas de Moraes Hydroelectric Power Plant (HPP), signed by the Federal Government and Furnas Centrais Elétricas S.A. (Furnas), subject to the rules and conditions established in this Law.

Paragraph 1. The return to private sector of Eletrobras will be accomplished by capital increase, by way of public subscription of common shares with the Federal Government waiving its subscription right. Furthermore, new electricity generation concessions will be granted for a period of thirty (30) years from the date of signature of the new contracts referred to in the head provision of this article, and thermoelectric generation powered by natural gas will be procured by the granting authority, under the terms of capacity reserve auction referred to in Articles 3 and 3-A of Law 10848, dated March 15, 2004, amounting to One Thousand Megawatts (1,000 MW) in the Northeast Region, in the metropolitan regions of the Federation units that do not have a natural gas supply point in their capital city on the date this Law was issued, amounting to Two Thousand and Five Hundred Megawatts (2,500 MW) in the North Region distributed in the capital cities of the States or metropolitan region where the use of domestic proven reserves of natural gas in Amazon Region is viable, ensuring at least the supply of two capital cities that do not have natural gas supply point on the date of publication of this Law, in the amount of Two Thousand Five Hundred Megawatts (2,500 MW) in the Midwest Region in the capitals of states or metropolitan regions that do not have a natural gas supply point on the date of publication of this Law, with an inflexibility of at least seventy percent (70%) for natural gas, for the delivery of natural gas thermal generation of One Thousand Megawatts (1,000 MW) in the year 2026, of Two Thousand Megawatts (2,000 MW) in 2027, and Three Thousand Megawatts (3,000 MW) in 2028, with a supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation in the 2019 Auction A-6, with updating of this value until the date of publication of the specific notice by the same correction criterion of the A-6 Auction of 2019, and in the amount of Two Thousand Megawatts (2,000 MW), of which One Thousand Two Hundred and Fifty Megawatts (1,250 MW) for States that have a natural gas supply point on the date of publication of this Law and Seven Hundred and Fifty Megawatts (750 MW) for States in the Southeast Region, in the area of influence of the Superintendence for the Development of Northeast (Sudene) that do not have a natural gas supply point on the date of publication of this Law, with an inflexibility of at least seventy percent (70%) for natural gas, for the delivery of 1,000 MW natural gas thermal generation (One Thousand Megawatts) in the year 2029, for States that have a natural gas supply point on the date of publication of this Law, and One Thousand Megawatts (1,000 MW) in the year 2030, of which Two Hundred and Fifty Megawatts (250 MW) for States that have a natural gas supply point on the date of publication of this Law and Seven Hundred and Fifty Megawatts (750 MW) for States in the Southeast Region in Sudene's area of influence that do not have a natural gas supply point in the publication date of this Law, with a supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation of the 2019 A-6 Auction, with updating of this value until the date of publication of the specific notice by the same correction criterion of the A-6 Auction of 2019, and the extension of the contracts of the Incentive Program for Alternative Sources of Electric Energy (Proinfa) for twenty (20) years, as well as the contracting in Auctions A-5 and A- 6 of, at least, fifty percent (50%) of the declared demand of the distributors, of hydroelectric plants up to Fifty Megawatts (50 MW), at the maximum price equivalent to the ceiling established for the generation of Small Hydroelectric Plant (SHP) of the Auction A- 6 of 2019 for projects without a grant, with updating of this value until the date of publication of the specific notice by the same correction criterion of the Auction A-6 of 2019, as established in Articles 20 and 21 of this Law.

Paragraph 2. The increase in Eletrobras’ capital stock may be accompanied by a secondary public offering of shares owned by the Federal Government or by a company controlled by it, either directly or indirectly, in compliance with the provisions of Paragraph 6 of this Article.

Paragraph 3. The National Bank for Economic and Social Development (BNDES) is responsible for executing and following up the process of return to private sector of Eletrobras.

Paragraph 4. BNDES may hire the specialized technical services necessary for the Eletrobras return to private sector process.

Paragraph 5. The Board of the Investment Partnership Program (CPPI) of the Presidency of the Republic may establish assignments to BNDES and Eletrobras, necessary for the return to private sector process referred to in this Law.

Paragraph 6 (VETOED).

Paragraph 7 (VETOED).

Paragraph 8 (VETOED).

Paragraph 9. The return to private sector of Eletrobras referred to in the head provision of this Article will not prevent the continuity of the infrastructure works earmarked for the generation of electric energy of the Tucuruí Line, and it will be up to the Federal Government to promote the interconnection of isolated systems of the States to the National Interconnected System (SIN ).

Paragraph 10. For the purposes of Paragraph 9 of this Article, once the Basic Environmental Plan - Indian Component (PBA-CI) has been completed, translated into the original language, and presented to the indigenous people, the Federal Government is authorized to start the works on the Tucuruí Line.

Paragraph 11. Once the formality referred to in Paragraph 10 of this Article has been fulfilled, owing to the provisions of Resolution No. 1, dated February 27, 2019, of the National Defense Council, the Federal Government is warranted powers to immediately start the works of Tucuruí Line, in the furtherance of the national defense interest.

Article 2. For the promotion of return to private sector referred to in this Law, the Federal Government is authorized to grant, for the period provided for in Paragraph 1 of Article 1 of this Law, from the date of signature of the new contracts, new grants of electricity generation concessions under the ownership or control, either directly or indirectly, of Eletrobras, which:

I - have been extended under the terms of Article 1º of Law 12783, dated January 11, 2013;

II - are achieved pursuant to the provisions of Item II of Paragraph 2 of Article 22 of Law 11943 dated May 28, 2009;

III - are achieved pursuant to the provisions of Paragraph 3 of Article 10 of Law 13182, dated November 3, 2015;

IV - have been granted through the Concession Agreement No. 007/2004-Aneel-Eletronorte; and

V - have been granted through the Concession Agreement No. 004/2004-Aneel-Furnas, specifically for HPP Mascarenhas de Moraes.

CHAPTER II

CONDITIONS FOR ELETROBRAS’ RETURN TO PRIVATE SECTOR

Article 3. The return to private sector of Eletrobras is subject to the approval, by its shareholders’ meeting, of the following conditions:

I - corporate restructuring to keep under the control, directly or indirectly of the Federal Government, companies, facilities, and interests, owned or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. (Eletronuclear) and Itaipu Binacional;

II - execution of the new electric energy generation concession agreements referred to in Article 2 of this Law, replacing the contracts in force on the date of publication of this Law, with the change in the exploration regime for independent production, under the terms of Law 9074, dated July 7, 1995, including as concerns the conditions for revocation of grants, nationalization of the facilities and indemnities, as well as the assumption, procuring, and administration, by the company resulting from the corporate restructuring defined in Item I of this head provision, of the obligations pertaining to the Proinfa contracts;

III - amendment of Eletrobras’ Articles of Incorporation to:

a) prohibit any shareholder or group of shareholders from exercising votes in a number greater than ten percent (10%) of the number of shares into which Eletrobras’ voting capital is divided;

b) prohibit the execution of shareholders’ agreements for the exercise of voting rights, except for the formation of blocks with a number of votes lower than the limit referred to in Subitem a of this Item; and

c) create a special class preferred share, exclusively owned by the Federal Government, pursuant to Paragraph 7 of Article 17 of Law 6404, dated December 15, 1976, which shall grant a veto power in corporate resolutions pertaining to the business referred to in this Item;

IV - maintenance of the payment of membership contributions to the Electrical Energy Research Center (Cepel), for a period of six (6) years, counted from the date of return to private sector;

V - development of projects that will compose the programs of:

a) revitalization of the water resources of the São Francisco River and Parnaíba River basins, directly by Eletrobras or, indirectly, through its subsidiary Companhia Hidrelétrica do São Francisco (Chesf) or units of the Brazilian Army;

b) structural reduction of energy generation costs in the Legal Amazon and for the navigability of the Madeira River and the Tocantins River, directly by Eletrobras or, indirectly, through its subsidiary Eletronorte; and

c) revitalization of the water resources of the hydrographic basins, defined according to item V of the head provision of Article 1 of Law 9433, dated January 8, 1997, in the area of influence of the reservoirs of the hydroelectric plants of Furnas, whose concession agreements are affected by this Law, directly by Eletrobras or, indirectly, through its subsidiary Furnas;

VI - assumption of subsidiary responsibility regarding the fulfillment of the programs established in Articles 6, 7 and 8 of this Law; and

VII - (VETOED).

Paragraph 1. CPPI, in the use of the powers referred to in Item II of the head provision of Article 6 of Law 9491, of September 9, 1997, may establish additional conditions to those provided for in the head provision of this Article for approval by the Eletrobras’ Shareholders’ Meeting for its return to private sector, without, however, changing the principles established in this Law.

Paragraph 2. The effectiveness of the measures established in the head provision and in Paragraph 1 of this Article is conditioned to the return to private sector referred to in Article 1 of this Law.

Paragraph 3. Eletrobras will remain responsible for the recovery of debt and resources before the Global Reversion Reserve (RGR), provided for in Article 21-A of Law 12783, dated January 11, 2013.

Paragraph 4. The associative contribution referred to in Item IV of the head provision of this Article shall:

I - in the first year after the entry into force of this Law, match at least to the amount actually paid by Eletrobras and its subsidiaries in 2019, adjusted based on the Broad National Consumer Price Index (IPCA), published by Brazilian Institute of Geography and Statistics (IBGE), or by another index that may replace it;

II - be reduced, from the second year after the entry into force of this Law, by up to 1/6 (one sixth) per year, applying the adjustment criterion stated in item I of this paragraph.

Paragraph 5. The associative contribution referred to in Item IV of the head provision of this Article will be warranted the same treatment as that referred to in Paragraph 3 of Article 4 of Law 9991 dated July 24, 2000.

Paragraph 6. The Federal Government is prohibited from exercising, directly or indirectly, in the resolutions of the Eletrobras shareholders’ meeting that precede the return to private sector, the right to vote in the matters provided in Items II, III, IV, V, VI and VII of the head provision and Paragraphs 1 and 4 of this Article.

Article 4. The conditions for the new concession grants for the generation of electric energy referred to in Article 2 of this Law:

I - the payment by Eletrobras or its subsidiaries, as defined by the National Energy Policy Council (CNPE), to the Energy Development Account (CDE), referred to in Law 10438, of April 26, 2002, corresponding to 50% (fifty percent) of the value added to the concession by the new contracts;

II - the payment by Eletrobras or its subsidiaries of bonus for the granting of new electric energy generation concession contracts corresponding to 50% (fifty percent) of the value added to the concession by the new contracts deducted from the following installments:

a) expenses pertaining to the revitalization of the water resources of the São Francisco River and the Parnaíba River basins, pursuant to Subitem a of Item V of the head provision of art. 3 of this Law;

b) expenses pertaining to the development of projects in the Legal Amazon with a view to structurally reducing the costs of energy generation and for the navigability of the Madeira River and the Tocantins River, in accordance with the provisions of Subitem b of Item V of the head provision of Article 3 of this Law;

c) expenses related to projects in the area of influence of the reservoirs of the hydroelectric plants of Furnas, whose concession contracts are affected by this Law, pursuant to Subitem c of item V of the head provision of art. 3 of this Law; and

d) expenses to reimburse the economic value of the supply of electricity for the Project for the Integration of the São Francisco River with the Northeastern Hydrographic Basins (PISF), as referred to in Paragraph 6 of art. 6 of this Law;

III - the alteration of the exploration regime for independent production, under the terms of Law 9074, of July 7, 1995, including the conditions for the termination of grants, nationalization of facilities and indemnities; and

IV - the assumption of hydrological risk management, renegotiation being prohibited under the terms of Law 13203, of December 8, 2015.

Paragraph 1. The new generation concession agreement of the plants covered by the provisions of Item II of Paragraph 2 of Article 22 of Law 11943 dated May 28, 2009, and in Paragraph 3 of Article 10 of Law 13182, dated November 3, 2015, shall preserve the obligations established in Article 22 of Law 11943, dated May 28, 2009, and in Article 10 of Law 13182, of November 3, 2015, abiding by the conditions and validity of the current contracts for the sale of electricity referred to in the said articles, provided that the energy from the obligations established in Article 22 of Law 11943, dated May 28, 2009, and in Article 10 of Law 13182, of November 3, 2015, cannot be resold, sold, or assigned in the Free Contracting Environment (ACL), and its use should be restricted to consumers that are part of the sales contracts for electrical energy referred to in these articles.

Paragraph 2 The provisions under Article 7 of Law 9648, dated May 27, 1998, does not apply to the new electricity generation concession contracts referred to in this article, and the quota referred to in Item I of the head provision of this article will be fully credited in favor of electric energy distribution concessionaires and licensees, for the purposes of sliding scale rate in the Regulated Contracting Environment (ACR), distributed in proportion to the amounts uncontracted as a result of the change in the exploration regime for independent production referred to in Item III of the head provision of this article.

Article 5. It will be an obligation of CNPE to establish the value added by the new electricity generation concession contracts and to set the values referred to in Items I and II of the head provision of Article 4 of this Law.

Paragraph 1. For the calculation of the value added to the concession, the following will be considered:

I - the change from the exploitation regime to independent production;

II - the deduction of credits pertaining to reimbursement for proven expenses with fuel acquisition, incurred until June 30, 2017, by concessionaires that were controlled by Eletrobras and holders of the concessions referred to in Article 4-A of Law 12111, dated December 9, 2009, which have been proven, although not reimbursed by virtue of the requirements of economic and energy efficiency referred to in Paragraph 12 of Article 3 of the said Law, including inflation adjustments, in which case the offset will be limited to BRL 3,500,000,000.00 (three billion and five hundred million Brazilian Reais);

III - the de-contracting of the electric energy contracted under the terms of art. 1 of Law 12783, dated January 11, 2013, to comply with the provisions of Item III of the head provision of Article 4 of this Law, gradually and uniformly, within a minimum period of 5 (five) years and a maximum of 10 (ten) years; and

IV - (VETOED).

Paragraph 2. For the calculation of the value added to the concession, the adjustments referred to in Subitem b of Item II of the head provision of Article 6 of Law 9491, of September 9, 1997, provided they relate to obligations recognized by the Federal Government before Eletrobras.

Paragraph 3. The recognition of the claims mentioned in item II of Paragraph 1 of this Article will imply their discharge.

Paragraph 4. It will be under the responsibility of the Ministry of Mines and Energy and the Ministry of Economy to propose the values that will be set in accordance with the provisions of the head provision of this Article.

Article 6. It will be an obligation of electric power generation concessionaires located in the São Francisco River basin, whose concession contracts are affected by this Law, to comply with the measure referred to in Subitem a of Item V of the head provision of Article 3 of this Law, the disbursement of BRL 350,000,000.00 (three hundred and fifty million Brazilian reais) per year, for a period of 10 (ten) years, adjusted based on IPCA, published by IBGE, or by another index that may replace it, from the month in which the new concession contracts are signed.

Paragraph 1. The form of application of the value referred to in the head provision of this Article and the projects that will compose the program for the revitalization of water resources in the São Francisco and Parnaíba river basins that will receive the disbursement of funds to comply with the measure referred to in Subitem a of item V of the head provision of Article 3 of this Law will be established by a management committee, chaired by a representative appointed by the Minister of State for Regional Development, to be established in a regulation of the federal Executive Branch, focusing on actions that generate recharge of affluent flows and expand the operational flexibility of the reservoirs, without harm the priority use and multiple use of water resources.

Paragraph 2. Eletrobras is obliged to contribute annually the entire amount referred to in the head provision of this Article into a specific account in a financial institution authorized to operate by the Central Bank of Brazil.

Paragraph 3. The account referred to in Paragraph 2 of this Article will not be part of Eletrobras’ equity for any purpose.

Paragraph 4 The obligations of the disbursement of the amount referred to in the head provision of this article and of the actual implementation of the projects established by the management committee will be included in the electricity generation concession contracts pertaining to the projects located on the São Francisco River and Parnaíba River basins, and will be subject to regulation and inspection by the National Electric Energy Agency (Aneel), pursuant to Law 9427, dated December 26, 1996.

Paragraph 5. At the end of 15 (fifteen) years, counted from the month in which the new concession contracts are signed, the funds from the account referred to in Paragraph 2 of this article not committed to projects contracted or approved by the management committee will revert to CDE, as provided for in Article 13 of Law 10438, dated April 26, 2002, without prejudice to the administrative penalties imposed by Aneel.

Paragraph 6 In addition to the disbursement stipulated in the head provision of this article, the electricity generation concessionaires located on the São Francisco River basins, whose concession contracts are affected by this Law, shall provide electricity in an annual amount of Eighty and Five Average Megawatts (85 MWmed), for a period of twenty (20) years, from the date of publication of this Law, at the price of BRL 80,00/MWh (Eighty Brazilian Reais per Megawatt-hour), to be adjusted based on IPCA, or by another index that may replace it, through a specific contract directly to the Federal Operator of the PISF facilities.

Paragraph 7. The annual amount provided for in Paragraph 6 of this Article may be modulated over the months of each year, to meet the optimization of the operation of water use by the state operators of the receiving basins supplied by PISF.

Paragraph 8 (VETOED).

Article 7. It will be an obligation of the concessionaire signatory to the Concession Agreement No. 007/2004-Aneel-Eletronorte, subject to the provisions of the head provision of Article 1 of this Law, in order to comply with the measure referred to in Subitem b of Item V of the head provision of Article 3 of this Law, the disbursement of BRL 295,000,000.00 (Two Hundred and Ninety-five Million Brazilian Reais) per year, for a period of ten (10) years, adjusted based on IPCA, published by IBGE, or by another index that may replace it, as of the month in which the new concession contract is signed, for application in the program to structurally reduce energy generation costs in the Legal Amazon and, at least, twenty percent (20%) in actions to ensure navigability of the Madeira River and ten percent (10%) in actions to ensure the navigability of the Tocantins River.

Paragraph 1. The form of application of the value referred to in the head provision of this Article and the projects that will compose the program of structural reduction of energy generation costs in the Legal Amazon and the navigability of the Madeira River and the Tocantins River that will receive the disbursement of funds to comply with the measure referred to in Subitem b of Item V of the head provision of Article 3 of this Law shall be established by a management committee, chaired by a representative appointed by the Minister of Mines and Energy, to be established in a regulation of the federal Executive Branch, considered, for the generation of energy in the Legal Amazon, for the development of energy projects renewable or from renewable fuel and for the interconnections of isolated and remote locations.

Paragraph 2. Eletrobras is obliged to contribute annually the entire amount referred to in the head provision of this Article into a specific account in a financial institution authorized to operate by the Central Bank of Brazil.

Paragraph 3. The account referred to in Paragraph 2 of this Article will not be part of Eletrobras’ equity for any purpose.

Paragraph 4. The obligations to disburse the amount referred to in the head provision of this Article and the actual implementation of the projects established by the management committee will be included in the new concession contract referred to in the head provision of this Article and will be subject to regulation and inspection by Aneel, pursuant to Law 9427, of December 26, 1996.

Paragraph 5. At the end of 15 (fifteen) years, counted from the month in which the new concession contracts are signed, the funds from the account referred to in Paragraph 2 of this article not committed to projects contracted or approved by the management committee will revert to CDE, as provided for in Article 13 of Law 10438, dated April 26, 2002, without prejudice to the administrative penalties imposed by Aneel.

Article 8. It will be an obligation of electric power generation concessionaires located in the area of influence of the reservoirs of the hydroelectric plants of Furnas, whose concession contracts are affected by this Law, to comply with the measure referred to in Subitem c of Item V of the head provision of Article 3 of this Law, the disbursement of BRL 230,000,000.00 (two hundred and thirty million Brazilian Reais) per year, for a period of 10 (ten) years, adjusted based on IPCA, published by IBGE, or by another index that may replace it, from the month in which the new concession contracts are signed.

Paragraph 1 The form of application of the value referred to in the head provision of this article and the projects that will compose the program for the revitalization of water resources of the hydrographic basins in the area of influence of the reservoirs of the hydroelectric plants of Furnas, which have concession contracts affected by this Law, and which will receive the disbursement of resources to comply with the measure referred to in Subitem c of Item V of the head provision of Article 3 of this Law will be established by a management committee, chaired by a representative appointed by the Minister of State for Regional Development, to be established in a regulation of the federal Executive Branch, focusing on actions that generate recharge of affluent flows and expand the operational flexibility of the reservoirs, without harm the priority use and multiple use of water resources.

Paragraph 2. Eletrobras is obliged to contribute annually the entire amount referred to in the head provision of this Article into a specific account in a financial institution authorized to operate by the Central Bank of Brazil.

Paragraph 3. The account referred to in Paragraph 2 of this Article will not be part of Eletrobras’ equity for any purpose.

Paragraph 4. The obligations of disbursement of the amount referred to in the head provision of this Article and the actual implementation of the projects established by the management committee will be included in the concession contracts of the hydroelectric plants of Furnas affected by this Law and will be subject to regulation and inspection by Aneel, pursuant to Law 9427, of December 26, 1996.

Paragraph 5. At the end of 15 (fifteen) years, counted from the month in which the new concession contracts are signed, the funds from the account referred to in Paragraph 2 of this article not committed to projects contracted or approved by the management committee will revert to CDE, as provided for in Article 13 of Law 10438, dated April 26, 2002, without prejudice to the administrative penalties imposed by Aneel.

Paragraph 6. The revitalization program referred to in Paragraph 1 of this Article shall include the performance of the blasting works of the navigation channel downstream of Nova Avanhandava HPP, which shall be carried out until the first half of 2024.

Article 9. For the purposes of the provisions of item I of the head provision of art. 3 of this Law, the Federal Government is authorized to create a government-controlled company or state-owned company, if it does not exercise direct control of the companies.

Paragraph 1 The government-controlled company or state-owned company referred to in the head provision of this article shall have the following purpose:

I - to keep the operation of nuclear plants under the control of the Federal Government, pursuant to Item V of the head provision of Article 177 of the Federal Constitution;

II - to maintain ownership of the capital stock and the purchase of electricity services by Itaipu Binacional by an agency or entity of the federal public administration, in order to comply with the provisions of the Treaty between the Federative Republic of Brazil and the Republic of Paraguay for the Hydroelectric Use of Water Resources from the Paraná River, Belonging in Co-ownership to the Two Countries, from and including Salto Grande de Sete Quedas or Salto de Guairá to the mouth of the Iguaçu River, enacted by Decree No. 72707, dated August 28, 1973;

III - manage financing contracts that use RGR resources signed up to November 17, 2016, and manage the Federal Government’s assets under the administration of Eletrobras provided for in Decree-Law No. 1383, of December 26, 1974, and maintain rights and obligations pertaining to Proinfa and its extension; and

IV - to manage the current account referred to as National Electric Energy Conservation Program (Procel), provided for in Law 9991, of July 24, 2000.

Paragraph 2. Eletronuclear is authorized to include in its purposes those established in Paragraph 1 of this Article, in the event that the Federal Government does not create the state-owned company or government-controlled company referred to in the head provision of this Article.

Paragraph 3. The government-controlled company or state-owned company referred to in the head provision of this Article is authorized to associate with Cepel.

Article 10. In keeping with the conditions established in Article 3 of this Law, the Federal Government is prohibited from subscribing to new Eletrobras shares in its return to private sector, directly or indirectly, through a company controlled by it.

Article 11. For the purposes of the provisions of item III of Paragraph 1 of art. 9 of this Law, the government-controlled company or state-owned company referred to in the head provision of Article 9 of this Law shall reimburse RGR, within 5 (five) days, counting from the payment date established in each financing agreement, the resources referring to:

I - amortization;

II - contractual interest rate; and

III - credit reserve fee.

Paragraph 1. During the term of the financing contracts referred to in the head provision of this Article, the government-controlled company or the state-owned company responsible for its management will be entitled to the contractual administration fee.

Paragraph 2 In the event of any contractual default on the part of the debtor agent, the reimbursement to RGR should occur after the actual payment by the debtor agent to the government-controlled company or to the state-owned company managing the financing contracts referred to in the head provision of this article, and the amount will be increased by the interest and the fine, collected according to the contractual provision, due until the payment date.

Paragraph 3. In the event that the installments are not reimbursed within the established period, the government-controlled company or the state-owned company managing the financing contracts referred to in the head provision of this Article will refund to RGR the amounts owed, plus interest and fine provided for in the contract, subject to the provisions of Paragraph 2 of this Article.

Paragraph 4. Any responsibilities and obligations pertaining to the management of RGR arising from events prior to the date of entry into force of this Law will not be assumed by the government-controlled company or the state-owned company managing the financing contracts referred to in the head provision of this Article.

Paragraph 5. The government-controlled company or the state-owned company managing the financing contracts referred to in the head provision of this Article will not be responsible for the debt recovery or for any amounts mentioned in Article 21-A of Law 12783, dated January 11, 2013.

Paragraph 6. The government-controlled company or the state-owned company managing the financing contracts mentioned in the head provision of this Article will not be responsible, under any circumstances, for the credit risk pertaining to loans that use RGR resources.

CHAPTER III

GENERAL

Article 12. The guarantees granted by the Federal Government to Eletrobras and its subsidiaries and to the government-controlled company or to the state-owned company mentioned in the head provision of art. 9 of this Law, and Eletrobras and its subsidiaries are obliged to maintain the guarantee offered to third party, in contracts signed prior to the return to private sector referred to in this Law.

Article 13. Article 4 of Law 5899, of July 5, 1973, starts reading as follows:

“Article 4. The Federal Government is authorized to appoint an agency or entity of the federal public administration for the acquisition of all the electricity services of Itaipu Binacional, Proinfa and their extension.

Sole Paragraph. The agency or entity of the federal public administration referred to in the head provision of this Article will be the energy trading agent and will be responsible for carrying out the commercialization of all electricity services, under the terms of the regulation of the National Electric Energy Agency (Aneel).” (NR)

Article 14. Articles 4 and 5-A of Law 9991, of July 24, 2000, shall come into force with the following changes:

“Article 4 ...................................................................................

...................................................................................

Paragraph 5 Companies operating in the segments of generation, transmission, and distribution of electricity, in compliance with their regulatory obligation to invest in research and development, may alternatively allocate to investments in projects pursuant to Item II of the head provision of this article, a percentage of its option of the resources referred to in the said item, as a disbursement to support and development of research and technology institutions connected to the electricity industry, thus recognized by Aneel, without application in this case of the provisions in Item II of the head provision of Article 5 of this Law.” (NR)

“Article 5-A ...................................................................................

...................................................................................

Paragraph 6, The resources provided for in Subitem b of Item I of the head provision of Article 5 of this Law will be deposited by the concessionaires and licensees of public electric energy distribution services in the checking account referred to as Procel, to be managed by the government-controlled company or by the state-owned company originated from the restructuring mentioned in the head provision of Article 9 of the law resulting from the conversion of Provisional Measure No. 1031, of February 23, 2021, and supervised by Aneel, as regulated in an act of the Federal Executive Branch.” (NR)

Article 15. Article 13 of Law 10438, dated April 26, 2002, starts reading as follows:

“Article 13 ...................................................................................

...................................................................................

XV - provide resources for the purposes of sliding scale rate in the Regulated Contracting Environment (ACR) through credits in favor of electric energy distribution concessionaires and licensees;

XVI - promote incentives for the grouping of grants referred to in Article 4º-E of Law 9074, dated July 7, 1995.

Paragraph 1 ...................................................................................

...................................................................................

V - the annual fees paid by electricity generation concessionaires whose obligation is provided for in the respective concession contracts referred to in the law resulting from the conversion of Provisional Measure No. 1031, dated February 23, 2021;

VI - (VETOED).

...................................................................................

Paragraph 15. The resources referred to in item V of Paragraph 1 of this article may only be used for the purpose specified in item XV of the head provision of this article, pursuant to Paragraph 2 of art. 4 of the law resulting from the conversion of Provisional Measure No. 1031, of February 23, 2021.” (NR)

Article 16. Articles 2 and 2-B of Law 10848, dated March 15, 2004, shall come into force with the following amendments:

“Article 2 ...................................................................................

...................................................................................

Paragraph 8 ...................................................................................

...................................................................................

II - ...................................................................................

a) generation arising from concessionary, licensee, authorized and those referred to in art. 8 of Law 9074, of July 7, 1995, connected to the purchasing distributor’s electrical system, abiding, under the terms defined in the regulation, by the technical conditions, the forms of contracting, and the limits of transfer to the rates;

..................................................................................." (NR)

“Article 2-B In the contracting of the generation provided for in Subitem a of Item II of Paragraph 8 of Article 2 of this Law, for the purpose of pass-through of the cost, the Specific Annual Reference Values (VRES) defined by the Ministry of Mines and Energy and Aneel’s regulation shall be met, and the distribution concessionaire or licensee cannot contract in this modality more than ten percent (10%) of their annual expansion requirement.

Paragraph 1. VRES will be calculated by the Brazilian Energy Research Company (EPE), considering the technical conditions, market prices, and the characteristics of each generation source, and will be approved by the Ministry of Mines and Energy.

Paragraph 2. VRES will be defined for each generation source, including the following:

I - biogas;

II - dedicated biomass;

III - residual biomass;

IV - natural gas cogeneration;

V - wind power;

VI - small hydroelectric plants, and hydroelectric generating plants;

VII - solid waste; and

VIII - photovoltaic solar energy.

Paragraph 3. Aneel, for the purpose of pass-through of the costs of acquisition of electric energy provided for in Subitem a of Item II of Paragraph 8 of Article 2 of this Law, will establish specific regulation, considering the price resulting from the public call.

Paragraph 4. The contracting of generation by the distribution agent to which the enterprise is connected shall be carried out by means of a public call, in accordance with:

I - competition between enterprises installed anywhere in the concession or license area of the distributor;

II - the possibility of choosing competing generation sources;

III - the definition of the price ceiling of the event in accordance with the provisions of Paragraphs 2 and 3 of this article; and

IV - inflation adjustment of the contract based on the Broad Consumer Price Index (IPCA) or any other index that may replace it.

Paragraph 5. For the purposes of the provisions of Item III of Paragraph 4 of this Article, VRES in force in the year in which the public call was made will be considered.

Paragraph 6. The price resulting from the public call will be adjusted for inflation pursuant to item IV of Paragraph 4 of this Article, until the start date of supply.” (NR)

Article 17. (VETOED).

Article 18. Law 13203, of December 8, 2015, becomes effective with the following changes:

“Article 2-A ...................................................................................

...................................................................................

Paragraph. 4 The offset referred to in the head provision of this article, to be promoted to all holders of hydroelectric plants participating in MRE in proportion to the amounts of assured energy set for the respective plants, including those that were qualified as structuring projects, shall consider the updating of the capital spent, both based the IPCA and by the discount rate referred to in Paragraph 2 of Article 1 of this Law will occur upon extension of the granting term of the enterprises part of the MRE, limited to seven (7) years, and such extension is to be calculated based on values of parameters applied by Aneel, for the extensions detailed in Item II of Paragraph 2, of Article 1 of this Law, providing the generator freely with the energy.

..................................................................................." (NR)

“Article 2-B ...................................................................................

...................................................................................

Paragraph 9. For the period prior to the start of validity of the hydrological risk renegotiation, the entirety of the plant’s physical guarantee will be considered as a portion of energy not renegotiated for the purposes of applying Item II of the head provision of this Article.

..................................................................................." (NR)

Article 19. (VETOED).

Article 20. The granting authority will contract capacity reservation, referred to in Articles 3 and 3-A of Law 10848, dated March 15, 2004, amounting to One Thousand Megawatts (1,000 MW) in the Northeast Region, in the metropolitan regions of the Federation units that do not have a natural gas supply point in their capital city on the date this Law was issued, amounting to Two Thousand and Five Hundred Megawatts (2,500 MW) in the North Region distributed in the capital cities of the States or metropolitan region where the use of domestic proven reserves of natural gas in Amazon Region is viable, ensuring at least the supply of two capital cities that do not have natural gas supply point on the date of publication of this Law, in the amount of Two Thousand Five Hundred Megawatts (2,500 MW) in the Midwest Region in the capitals of states or metropolitan regions that do not have a natural gas supply point on the date of publication of this Law, with an inflexibility of at least seventy percent (70%) for natural gas, for the delivery of natural gas thermal generation of One Thousand Megawatts (1,000 MW) in the year 2026, of Two Thousand Megawatts (2,000 MW) in 2027, and Three Thousand Megawatts (3,000 MW) in 2028, with a supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation in the 2019 Auction A-6, with updating of this value until the date of publication of the specific notice by the same correction criterion of the A-6 Auction of 2019, and in the amount of Two Thousand Megawatts (2000 MW), of which One Thousand Two Hundred and Fifty Megawatts (1,250 MW) for States that have a natural gas supply point on the date of publication of this Law and Seven Hundred and Fifty Megawatts (750 MW) for States in the Southeast Region, in the area of influence of the Superintendence for the Development of Northeast (Sudene) that do not have a natural gas supply point on the date of publication of this Law, with an inflexibility of at least seventy percent (70%) for natural gas, for the delivery of 1,000 MW natural gas thermal generation (One Thousand Megawatts) in the year 2029, for States that have a natural gas supply point on the date of publication of this Law, and One Thousand Megawatts (1,000 MW) in the year 2030, of which Two Hundred and Fifty Megawatts (250 MW) for States that have a natural gas supply point on the date of publication of this Law and Seven Hundred and Fifty Megawatts (750 MW) for States in the Southeast Region in Sudene's area of influence that do not have a natural gas supply point in the publication date of this Law, with a supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation of the Auction A- 6 of 2019, with updating of this value until the date of publication of the specific notice by the same correction criterion of the Auction A-6 of 2019.

Paragraph 1. The auction for delivery of thermoelectric generation fueled by natural gas in 2026 of One Thousand Megawatts (1,000 MW) for fifteen (15) years shall have as priority the consumption of national gas produced in the Amazon Region.

Paragraph 2 The auction for the delivery of thermoelectric generation powered by natural gas in 2027 of Two Thousand Megawatts (2,000 MW) for fifteen (15) years shall have as priority the Northeast Region and the North Region, in that order, guaranteeing preference to thermal contracting with natural gas of national origin in the Northeast Region and natural gas produced in the Amazon Region for the North Region, ensuring the installation of thermal plants object of this Law, in two capitals or metropolitan regions of States that do not have a natural gas supply point on the date of publication of this Law.

Paragraph 3 The auction for the delivery of thermoelectric generation fueled by natural gas in 2028 of Three Thousand Megawatts (3,000 MW) for fifteen (15) years shall have as priority the installation of Two Thousand Five Hundred Megawatts (2,500 MW) in the Midwest Region, divided equally in the capitals of states or metropolitan regions that do not yet have gas supply on the date of publication of this Law, and the installation of Five Hundred Megawatts (500 MW) in the North Region, ensuring the installation of thermal plants object of this Law, in the capital or metropolitan region of State that does not have a natural gas supply point on the date of publication of this Law, shall ensure the preference for contracting with the use of gas produced in Brazil.

Paragraph 4 The auctions for the delivery of thermoelectric generation fueled by natural gas in 2029 and in 2030, of Two Thousand Megawatts (2,000 MW) for fifteen (15) years in the Southeast region, of which One Thousand Two Hundred and Fifty Megawatts (1,250 MW) for States that have a natural gas supply point on the date of publication of this Law and Seven Hundred and Fifty Megawatts (750 MW) for States in the Southeast Region in the area of influence of Sudene that do not have a natural gas supply point on the date of publication of this Law, shall ensure the preference for contracting with the use of gas produced in Brazil.

Article 21. Auctions A-5 and A-6 shall allocate, at least, 50% (fifty percent) of the demand declared by the distributors to the contracting of hydroelectric plants up to 50 MW (fifty megawatts), until reaching 2,000 MW (two thousand megawatts).

Paragraph 1. After contracting the Two Thousand Megawatts (2,000 MW) established in the head provision of this Article, the allocation percentage shall be reduced to forty percent (40%) of the demand declared by the distributors of the A-5 and A-6 Auctions held until 2026.

Paragraph 2. The contracts established in the head provision of this Article will be for 20 (twenty) years, at the maximum price equivalent to the ceiling established for the generation of SHP of the Auction A-6 of 2019, with this value being adjusted until the date of publication of the specific notice by the same criterion correction of the 2019 Auction A-6.

Paragraph 3. The auctions referred to in the head provision of this Article shall have contracting criteria that prioritize, preferably, the States with the largest number of qualified projects, and no State may have more than 25% (twenty-five percent) of the total contracted capacity.

Paragraph 4. The projects contracted in the auctions referred to in the head provision of this Article will not be entitled to the discounts provided for in Paragraph 1 of Article 26 of Law 9427, dated December 26, 1996.

Article 22. Any economic surplus arising from the review of Annex C to the Treaty referred to in Item II of Paragraph 1 of Article 9 of this Law shall be allocated:

I - until year 2032:

a) 75% (seventy-five percent) of the resources for CDE;

b) 25% (twenty-five percent) of the resources for the Federal Government to apply in a federal government income transfer program; and

II - for 2033 onwards:

a) 25% (twenty-five percent) of the resources for the government-controlled company or for the state-owned company mentioned in the head provision of Article 9 of this Law with a view to performing the obligations established in articles 6, 7 and 8 of this Law.

b) 50% (fifty percent) of the resources for CDE; and

c) 25% (twenty-five percent) for the Federal Government to apply in a federal government income transfer program.

Article 23. The government-controlled company or state-owned company referred to in the head provision of art. 9 of this Law shall assume ownership of Proinfa’s power purchase contracts, as provided for in Article 3 of Law 10438, dated April 26, 2002, in force on the date of publication of this Law, provided that:

I - if the contracted generator agrees, within 90 (ninety) days after the publication of this Law, the contracts may be extended for a period of 20 (twenty) years after the current expiration date, upon calculation by Aneel of the rate benefits;

II - if the contracts referred to in item I of this head provision are extended, the granting acts shall be extended by the competent agency, for the same period of validity of the extended contracts;

III - the contracts resulting from the extension referred to in Item I of this head provision will have a price equal to the ceiling price of the 2019 A-6 Auction, adjusted based on IPCA until the date of publication of this Law, and, from that date, will be adjusted based on the same index or other that may replace it;

IV - the enterprises that adhere to the extension of existing contracts will not be entitled to the discounts provided for in Paragraph 1 of art. 26 of Law 9427, dated December 26, 1996; and

V - acceptance of the extension provided for in item I of this head provision will imply the waiver of the adjustment of existing contracts to the General Market Price Index (IGP-M) from 2020 to 2021, which shall be replaced by IPCA.

Article 24. The management committees provided for in Articles 6, 7 and 8 of this Law shall submit, every six months, to the Federal Accounting Court and to the Office of the Federal Controller General, accountability reports with information on the allocation of the amounts, on the criteria used for the selection of projects, and on the results of actions within the scope of the respective programs provided for in Articles 6, 7 and 8 of this Law.

Article 25. The Executive Branch is authorized to carry out, under the terms of Law 6404, of December 15, 1976, the merger of Indústrias Nucleares do Brasil S.A. (INB) by the company resulting from the shareholding restructuring provided for in Item I of the head provision of Article 3 of this Law.

Article 26. (VETOED).

Article 27. The return to private sectors of companies directly controlled by the Federal Government, States, and Municipalities may be carried out through the sale of equity interest, including controlling interest, opening or capital increase, with the waiver or assignment, in whole or in part, of subscription rights, provided that the operation is carried out through a trading session on a stock exchange or a public offering for the distribution of securities in the primary or secondary markets, in compliance with the rules issued by the Securities Commission (CVM), abiding by the requirement of legislative authorization, accordingly.

Article 28. ANA will establish the operating rules for the reservoirs of hydroelectric plants of SIN, located in Rio Grande and Rio Paranaíba, starting with headwater reservoirs capable of seasonal, annual, and multi-annual regularization, in compliance with the provisions of Paragraph 3 of Article 4 of Law 9984, dated July 17, 2000.

Paragraph 1. Within 60 (sixty) days, ANA will publish its regulatory agenda in order to comply with the provisions of the head provision of this Article.

Paragraph 2. The operating rules referred to in the head provision of this Article will be defined based on the following ranges:

I - normal operating range: corresponds to the upper portion of the reservoir, defined by the percentage of the useful volume above which there is a guarantee of full service to hydroelectric generation and other multiple uses;

II - attention operating range: corresponds to the intermediate portion of the reservoir, limited by the percentages of the useful volume in which there are restrictions on hydroelectric generation and other multiple uses;

III - restriction operating range: corresponds to the lower portion of the reservoir, defined by the percentage of the useful volume of the reservoir below which hydroelectric generation will be authorized in an exceptional way.

Paragraph 3 (VETOED).

Paragraph 4 (VETOED).

Paragraph 5 (VETOED).

Article 29. (VETOED).

Article 30. Without prejudice to the rules of this Law applicable to Rio Grande and Rio Paranaíba, the Executive Branch shall prepare, within 12 (twelve) months from the date of effectiveness of this Law, a plan to enable the recovery of the regularization reservoirs in Brazil, by for up to 10 (ten) years.

Paragraph 1. For the preparation of the plan referred to in the head provision of this Article, the following guidelines shall be considered:

I - prioritization for human and animal drinking;

II - guarantee of the energy security of SIN;

III - safety of multiple uses of water;

IV - storage curve for each accumulation reservoir to be defined annually; and

V - relaxation of the storage curve of reservoirs in scarcity conditions defined by ANA, in liaison with ONS.

Paragraph 2. For the performance of the plan referred to in the head provision of this Article, the funds provided for in Articles 6 and 8 of this Law for the hydrographic basins reached by the respective provisions.

Article 31. Law 9074, of July 7, 1995, becomes effective with the addition of the following art. 4-E:

“Article 4-E. The electric energy distribution public service concessionaire that acquires a public electric energy distribution service provider with its own market of less than 700 GWh/year (seven hundred gigawatts per year), of which it supplies, in whole or in part, will have right, for a period of 10 (ten) years, to:

I - twenty-five percent (25%) of the value of the subsidy referred to in Item XIII of the head provision of Article 13 of Law 10438, dated April 26, 2002, received by the public electricity distribution service provider purchased; or

II - fifty-five percent (55%) of the economic gain provided to consumers served by the public electricity distribution service provider purchased.

Paragraph 1 The economic gain referred to in Item II of the head provision of this article corresponds to the result of the multiplication of the annual market of the public service provider of electric energy distribution acquired by the difference between its average supply rate and the average rate, considering the entire country, of supply to the concessionaires of the public electric energy distribution service.

Paragraph 2. The amounts referred to in Items I and II of the head provision of this Article shall be:

I - calculated in the year in which the acquisition takes place; and

II - adjusted by the average annual variation of the rates, considering the entire country, for the supply of electric energy practiced by the concessionaires of the public electric energy distribution service.

Paragraph 3. The incentive referred to in this Article is conditioned to the grouping of grants under the terms of Article 4-B of this Law.”

Article 32. This document revokes:

I - the following provisions of Law 3890-A, of April 25, 1961:

a) Article 7; and

b) Article 12; and

II - Paragraph 1 of Article 31 of Law 10848, dated March 15, 2004.

Article 33. This Law enters into force on the date of its publication.

ANNEX 2

CPPI Resolution nº 203, of October 19, 2021, CPPI Resolution nº 221, of December 29, 2021, CNPE Resolution nº 15, of August 31, 2021 and CNPE Resolution nº 30, of December 21, 2021

RESOLUTION No.203, FROM October 19, 2021

Approves the operational guideline, adjustments and conditions for the privatization of Centrais Elétricas Brasileiras S.A. - ELETROBRAS, in the scope of the National Privatization Program – PND

The INVESTMENT PARTNERSHIP PROGRAM BOARD in the use of the powers conferred upon it by Law No. 13,334, of September 13, 2016, and pursuant to the provisions of Law No. 14,182, of July 12, 2021, articles. 6, item II, and 28 of Law No. 9,491, of September 9, 1997, article 10, item II, of Decree No. 2,594, of May 15, 1998, Decree No. 10,670, of April 8, 2021, and Resolution No. 176, of April 27, 2021

HEREBY RESOLVES:

Art. 1 This Resolution approves the operational guideline, adjustments and additional conditions for the privatization of Centrais Elétricas Brasileiras S.A. - ELETROBRAS, within the scope of the National Privatization Program – PND, pursuant to art. 6, item II, of Law No. 9.491, of September 9, 1997, art. 3, §1, of Law No. 14,182, of July 12, 2021, and art. 10, item II, of Decree No. 2,594, of May 15, 1998.

Art. 2 Pursuant to art. 33, item II, of Decree No. 2,594, 1998, the privatization will be carried out through the procedure provided for in this Resolution and Resolutions No. 167, of March 16, 2021, and 176, of April 27, 2021.

Art. 3 The privatization will be executed in the operational guideline provided in art. 4, item III, of Law No. 9.491, of September 9, 1997, and in §1 of art. 1 of Law No. 14.182, of July 12, 2021, through a global public offer ("Global Public Offer") that will include the primary public distribution ("Primary Offer") of common shares, simultaneously, in Brazil ("Brazilian Public Offer") and abroad ("International Offer"), and shall comply with the rules set forth by the Brazilian Securities Commission – CVM in relation to the local market and the applicable rules for operations of this kind in the international market.

Paragraph 1. If the Primary Offer referred to in the caput is not sufficient to dilute the direct and indirect participation of the Federal Government at 45% (forty-five percent) or less of the voting capital of ELETROBRAS, a secondary public offer of common shares owned by the Federal Government or by a company directly or indirectly controlled by it (“Secondary Offer”) will be carried out, within the scope of the Global Public Offer itself, as set forth in art. 4, item I, of Law No. 9,491 of 1997, and in art. 1, §2, of Law No. 14.182, of 2021.

Paragraph 2. For purposes of calculating the direct and indirect participation of the Federal Government in the voting capital of ELETROBRAS, the shares with voting rights owned by the Federal Government, entities directly or indirectly controlled by the Federal Government and funds in which the Federal Government holds, directly or indirectly, most of the shares will be considered.

Paragraph 3. Bodies and entities that comprise the direct, indirect or foundational Federal Public Administration, as well as funds in which the Federal Government holds, directly or indirectly, the majority of shares, as well as any branches of the Federal Governmentshall not be allowed to participate in the Global Public Offer as purchasers.

Art. 4 The Primary Offer shall consist of common shares issued in a number that represents a financial volume equivalent to R$23,218,488.754.73 (twenty-three billion, two hundred and eighteen million, four hundred and eighty-eight thousand, seven hundred and fiftyfour reais and seventy-three cents).

Paragraph 1. To estimate the number of common shares to be issued, the average closing price of the shares of the same category in the last fifteen (15) days prior to the date on which the preliminary prospectus is made available to the public ("Launching of the Offer") shall be considered.

Paragraph 2. The financial volume referred to in the caput may be changed by this Board depending on the conditions prevailing in the Brazilian and global capital markets, as well as the reassessment of the needs for inflow of resources in ELETROBRAS for the execution of its business plan and adequacy of its capital structure.

Art. 5 - Banco Nacional de Desenvolvimento Econômico e Social – BNDES, as Manager of the National Privatization Fund – FND, will represent the Federal Government in the Global Public Offer to:

I – in the issuance and execution of the Global Public Offer Documents, as defined in art. 13;

II - in the hiring of the coordinators, pursuant to art. 6, paragraph 1; and

III – in the execution of the stabilization agreement and stock loan agreement with the stabilizing agent, pursuant to art. 7, paragraph 3.

Sole Paragraph. requested by BNDES, the Federal Government shall confirm, by official letter issued by the competent body, the veracity or adequacy of information, statements or guarantees to be provided in the documentation for the Global Public Offer.

Art. 6 - If the scenario described in paragraph 1 of art. 3 takes place, the sale of common shares in the Secondary Offer will be carried out in an amount that, considering the number of shares in the Primary Offer, reduces the participation of the Federal Government, directly and indirectly, to 45% (forty-five percent) of the voting capital of ELETROBRAS.

Paragraph 1. In order to carry out the Secondary Offer, the Federal Government shall adhere to the hiring of Global Public Offer Coordinators (“Coordinators”) carried out by ELETROBRAS.

Paragraph 2. Companies directly or indirectly controlled by the Federal Government will be allowed to participate in the Secondary Offer, as selling shareholders of common shares, provided that such sale is previously authorized by this Board.

Art. 7 - The number of shares in the Global Public Offer may be increased by up to 35% (thirty-five percent) in relation to the amount initially offered according to the Global Public Offer Documents, as follows:

I – up to 15% % (fifteen percent) referred to as “Supplementary Shares”, pursuant to art. 24 of CVM Instruction No. 400, of December 29, 2003, with the sole purpose of stabilizing share prices; and

II- up to 20% (twenty percent) called “Additional Shares”, pursuant to paragraph 2 of art. 14 of CVM Instruction No. 400, of 2003, if there is excess demand.

Paragraph 1. The shares referred to in items I and II of the caput may be of primary, secondary or mixed distribution.

Paragraph 2. The price stabilization services will take place during a period of 30 (thirty) days from the beginning of the sale of the shares object of the Global Public Offer.

Paragraph 3. The Federal Government is authorized to enter into a stabilization agreement and a stock loan agreement with a stabilizing agent under conditions usually used in this type of transaction.

Art. 8 - The Brazilian Public Offer shall consist of a Priority Offer to Shareholders, Priority Offer to Employees and Retirees, Retail Offer and Institutional Offer.

Paragraph 1. The Priority Offer to Shareholders will be directed towards all common and preferred shareholders of Eletrobras, in proportion to their participation in the capital stock, except for those referred to in the paragraph 3 of art. 3.

Paragraph 2. The Priority Offer to Employees and Retirees will be directed towards employees and retirees of Eletrobras and its subsidiaries, understood as companies in which ELETROBRAS holds, directly or indirectly, the majority of the voting capital ("Employees and Retirees").

Paragraph 3. The provisions of paragraph 2 do not apply to employees and retirees of Itaipu Binacional and Eletrobras Termonuclear S.A. (“Eletronuclear”).

Paragraph 4. The Retail Offer shall be directed towards individuals resident and domiciled in Brazil, who may acquire common shares directly ("Individual - Retail Investors") or, indirectly, through investment in shares of Mutual Privatization Funds-FGTS ("FMPs-FGTS“) constituted for the acquisition of common shares within the scope of the Brazilian Offer (“Retail Investors - Funds”) which, together with Individual Retail Investors, constitute the “Retail Investors”

Paragraph 5. The FMPs-FGTS can be constituted, with standard regulations previously determined by BNDES and authorized by the CVM, for the acquisition of common shares in the Brazilian Offer with resources available in the account linked to the Employee Severance Indemnity Fund (“FGTS”), called (“FMP-ELET”), or with funds transferred from previously existing applications in other FMP-FGTS, called (“FMP-ELET de Migração”).

Paragraph 6. Retail Investors are subject to the following limits:

I – the minimum amount applicable to Individual Retail Investors is R$1,000.00 (one thousand reais) per investor, with financial institutions being allowed to accept smaller amounts;

II – the maximum amount to be invested by Individual Retail Investors for the purchase of common shares is R$1,000,000.00 (one million reais) per investor;

III – the minimum amount for the acquisition of shares by FMPs-ELET and/or FMPs-ELET de Migração is R$200.00 (two hundred reais) per investor, each of which may accept lower amounts;

IV – the maximum amount allowed for the acquisition of FMPs-ELET shares is the equivalent of 50% (fifty percent) of the existing balance available in each FGTS linked account, on the option exercise date, as authorized by art. 20, XII, of Law No. 8,036, of May 11, 1990, deducting, in accordance with the applicable legislation and regulations, the amounts previously applied in FMPs that have not returned to the FGTS linked account;;

Paragraph 7. The provisions under item IV of paragraph 6 do not apply to the acquisition of shares by FMPs-ELET de Migração

Paragraph 8. The Institutional Offer shall be directed towards the demand of individuals above the limits established in item II of paragraph 6, from legal entities and other entities that may participate in the Brazilian Offer (“Institutional Investors”).

Art. 9 The allocation of common shares effectively distributed in the Global Public Offer must comply, in addition to an equitable criterion to be defined by the Coordinators, with the following parameters:

I - the Priority Offer to Shareholders will be carried out in order to ensure ELETROBRAS' shareholders maintain their participation in the total share capital, observing the restriction defined in the paragraph 3 of art. 3 (“Priority Allocation to Shareholders”);

II - 10% (ten percent) of the Global Public Offer will be allocated to the Priority Offer to Employees and Retirees (“Priority Allocation to Employees and Retirees”);

III - each Individual Retail Investor will be guaranteed a minimum allocation of R$5,000.00 (five thousand reais) ("Minimum Retail Allocation") before proceeding with any possible apportionment, subject to compliance with items I and II;

IV – the maximum amount of R$ 6,000,000,000.00 (six billion reais) referred to in art. 10 of this Resolution will be intended for the acquisition of shares by FMPs-ELET and FMPs-ELET of Migration (“Allocation of FMPs”), subject to compliance with items I, II and III; and

V – the common shares that have not been object of Priority Allocations to Shareholders, Employees and Retirees, Minimum Allocation to Retail and FMP Allocations will be directed towards the Individual Retail Investors in the Institutional Offer and the International Offer

Paragraph 1. If the reservation requests made by ELETROBRAS' employees and retirees are greater than the Priority Allocation to Employees and Retirees, the shares will be apportioned proportionately among these investors, taking into account the reserve request of each of the investors.

Paragraph 2. If the total reservation requests from Retail Investors - Funds exceeds the R$ 6,000,000,000.00 (six billion reais) provided for in item IV, the shares will be apportioned proportionately among these investors, taking into account the reservation request of each of the investors.

Art. 10. It is hereby authorized the payment of the shares in the Retail Offer with resources from the Employee Severance Indemnity Fund – FGTS, on the part of the FMPs-FGTS, as per the provisions of Paragraph 6 of Art. 20 of Law No. 8,036, of May 11, 1990, up to a maximum value of R$ 6,000,000,000.00 (six billion reais).

Art. 11. Approval is granted for the following adjustments and conditions for privatization, without prejudice to those already provided for in Law No. 14,182, of 2021:

I – modification of ELETROBRAS' Bylaws, in order to:

a) prohibit any shareholder or group of shareholders from exercising votes in an amount greater than ten percent (10%) of the number of shares into which the voting capital of ELETROBRAS is divided;

b) prohibit t the execution of shareholders' agreements for the exercise of voting rights, except for the formation of blocks with a number of votes lower than the limit in the subitem "a";

c) create a special class preferred share, owned exclusively by the Federal Government, under the terms of paragraph 7 of Art. 17 of Law No. 6,404, 1976, which will give the power of veto in the corporate resolutions related to the matters mentioned in lines "a" and "b";

d) establish that any shareholder or shareholder group that directly or indirectly exceeds, on a consolidated basis, fifty percent (50%) of the voting capital and that does not return to a level lower than such percentage within 120 (one hundred and twenty) days, make a Public Acquisition Offer, at a price at least two hundred percent (200%) higher than the highest quotation of the common shares in the last 504 (five hundred and four) trading sessions, updated by the SELIC rate;

e) establish that any shareholder or shareholder group that directly or indirectly exceeds, on a consolidated basis, thirty percent (30%) of the voting capital and that does not return to a level lower than such percentage within 120 (one hundred and twenty) days, make a Public Acquisition Offer at a price at least one hundred percent (100%) higher than the highest quotation of the common shares in the last 504 (five hundred and four) trading sessions, updated by the SELIC rate;

f) establish the authorized capital, pursuant to Art. 168 of Law No. 6,404, 1976, allowing it to increase ELETROBRAS' capital stock in an amount at least sufficient to make up the amount required to carry out the Primary Offer, also considering the possibility of distributing the Shares of the Supplemental Lot and the Additional Shares; and

g) provide for the absence of preemptive rights of shareholders for the subscription of the primary portion of the Offer, pursuant to Art. 172, caput and subclause I, of Law 6,404, of 1976;

II - execution of an agreement for the transfer of all the participation held by ELETROBRAS in the capital stock of Itaipu Binacional to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. ("ENBPar"), by means of the payment of a consideration to be defined and with a suspensive clause conditioning its effectiveness to the settlement of the Global Public Offer;

III - payment by ELETROBRAS of capital contributions in the amount of R$ 1,417,464,016.00 (one billion, four hundred and seventeen million, four hundred and sixty-four thousand and sixteen reais) into Eletronuclear, by means of new advances for future capital increase between October 2021 and January 2022, for subsequent payment of the capital referred to in subparagraph “b” of item V;

IV – issue, by Eletronuclear, of 313,956.387,006 (three hundred and thirteen billion, nine hundred and fifty-six million, three hundred and eighty-seven thousand and six) new common shares, in the total amount of R$ 7,550,219,313.25 (seven billion, five hundred and fifty million, two hundred and nineteen thousand, three hundred and thirteen reais and twenty-five cents), and 87,911,226,348 (eighty-seven billion, nine hundred and eleven million, two hundred and twenty-six thousand, three hundred and forty-eight ) new preferred shares, in the total amount of R$ 2,114,144,086.54 (two billion, one hundred and fourteen million, one hundred and fortyfour thousand, eighty-six reais and fifty-four cents), and of the total amount of the issue, R$ 2,631,683,738.33 (two billion, six hundred and thirty-one million, six hundred and eighty-three thousand, seven hundred and thirty-eight reais and thirty-three cents) shall be allocated to the formation of a capital reserve to be used for the payment of all the priority dividends accrued on the preferred shares issued by Eletronuclear, pursuant to item VIII, while the remaining amount will be allocated to the capital stock account;

V - subscription, by ELETROBRAS, of R$ 168,267,426,817 (one hundred and sixty-eight billion, two hundred and sixty-seven million, four hundred and twenty-six thousand, eight hundred and seventeen) common shares and R$ 87,869,086,983 (eighty-seven billion, eight hundred and sixty-nine million, eighty-six thousand, nine hundred and eighty-three) preferred shares among those referred to in item IV, in the total amount of R$ 6,159,730,884.15 (six billion, one hundred and fifty-nine million, seven hundred and thirty thousand eight hundred and eighty-four reais and fifteen cents), and the respective payment must take place on the date of settlement of the Global Public Offer, as follows:

(a) R$ 2,626,438,827.53 (two billion, six hundred and twenty-six million, four hundred and thirty-eight thousand, eight hundred and twenty-seven reais and fifty-three cents), using primarily the credits related to dividends priority accumulated against Eletronuclear, pursuant to item VIII;

(b) R$ 3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advances for future capital increase made by ELETROBRAS at Eletronuclear until January 2022, and

(c) in national currency, with respect to the remaining amount.

VI - assignment, by Eletrobras to ENBPar, free of charge, of the preemptive right of subscription of part of the shares issued pursuant to item IV, in a volume equivalent to R$

3,500,000,000.00 (three billion and five hundred million reais), corresponding to 145,538,468,345 (one hundred and forty-five billion, five hundred and thirty-eight million, four hundred and sixty-eight thousand, three hundred and forty-five) common shares;

VII - exercise by ENBPar of the preemptive right granted to it pursuant to item VI, with payment to be made on the date of settlement of the Global Public Offer in domestic currency;

VIII - declaration, by Eletronuclear, of the totality of minimum dividends attributed to preferred shares, to be paid to the capital reserve account, accumulated until the statutory amendment provided for in item IX, updated by the SELIC rate from the end of the year to which the dividends in question refer;

IX – modification of the rights of preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum dividends and giving priority to capital reimbursement;

X - approval by the Eletronuclear shareholders' meeting of a program for optional conversion of common shares issued by Eletronuclear into preferred shares, at the ratio of 1:1, with due regard for the limit provided for in Paragraph 2 of Art. 15 of Law No. 6,404, of 1976, already considering for this purpose the subscription of common shares to be issued pursuant to item IV;

XI - adhesion, by Eletrobras, to the optional conversion program referred to in item X, covering the greatest volume of common shares held by Eletrobras that are possible within the applicable limit

XII - execution , between Eletrobras and ENBPar, of an investment agreement providing, at least:the obligations of the parties to participate in raising the new financing for Angra 3, as on-lenders through loans to Eletronuclear and guarantors, in proportion to their equity interests, subject to the guarantees already in place; and

(a)	the obligations of the parties to participate in raising the new financing for Angra 3, as on-lenders through loans to Eletronuclear and guarantors, in proportion to their equity interests, subject to the guarantees already in place; and
(b)	(b) the composition of a special bidding commission for Angra 3, with autonomy to select suppliers of goods and services, including financial services, to make the project viable, with an equal number of members, 2 (two) appointed by ENBPar, at least 1 (one) of whom must be an employee or administrator of Eletronuclear, 2 (two) members appointed by Eletrobras and 1 (one) independent member chosen by common agreement among ELETROBRAS and ENBPar.

XIII - execution, between ELETROBRAS and ENBPar, of an Eletronuclear shareholders' agreement to regulate the governance of Eletronuclear, providing at least for the number of members appointed by the shareholders of the main collegiate bodies of Eletronuclear, as well as the maintenance of the special bidding commission provided for in item XII, "b" until the completion of the implementation of the Angra 3 plant;

XIV – continuity of management by ELETROBRAS, for a transition period of up to 12 (twelve) months from the settlement date of the Global Public Offer, of the sales contracts under the Incentive Program for Alternative Electric Energy Sources ("PROINFA") , management of the current account known as the National Electric Energy Conservation Program (“Procel”), of the financing agreements that use resources from the Global Reversion Reserve (“RGR”), of the Mais Luz para a Amazônia and Luz para Todos and da administration of the Federal Government’s assets provided for in Decree-Law No. 1383, of December 26, 1974;

XV – execution, between ELETROBRAS and ENBPar, of a contract that disciplines the operational transition of the management of activities and assignment of contracts referred to in item XIV, as well as the assumption, by ELETROBRAS, free of charge, of a commitment to provide support and assistance to ENBpar for the management of these activities, including staff training, availability of databases and information;

XVI – transfer, by ELETROBRAS to Eletronuclear, of ownership of the quotas of the Decommissioning Fund of the nuclear power plants, provided for in National Economic Policy Council - CNPE Resolution No. 8, of September 17, 2002, with the offsetting of the associated resource transfer obligations between the companies; and

XVII - compliance, by ELETROBRAS, of the conditions contained in resolutions of the CNPE that regulate the provisions of articles 1, 2, 4 and 5 of Law No. 14,182 of 2021;

Paragraph 1. The statutory amendments provided for in items "a", "b", "c", "d", "e" and “e” of I of the caput shall observe the provisions of paragraph 6 5th of art. 3rd of Law No. 14,182/2021 and shall come into force only after the settlement of the Global Public Offer, pursuant to paragraph 2 of art. 3rd of this law.

Paragraph 2. The amendments to the bylaws provided for in subitems "f" and "g" of item I of the main section shall comply with the provisions of Paragraph 6 of Art. 3 of Law No. 14,182/2021 and shall come into force after their approval by the general meeting of ELETROBRAS.

Paragraph 3. The ELETROBRAS bylaws shall provide, in order to comply with the rules set forth in subitem "f" of item I of the main section, that the competent body to determine the increase in the capital stock, including the fixing of the issue price of shares to be distributed in the market, shall be the company's board of directors.

Paragraph 4. The provisions of items "d" and "e" of item I of the caput shall not apply to the effective, direct or indirect, participation of the Federal Government in the voting capital of ELETROBRAS on the date of entry into force of the amendment to the Company’s Bylaws, but it will be applicable if in the future, after reduction, its participation increases and exceeds the percentages of 50% (fifty percent) or 30% (thirty percent) of ELETROBRAS' voting capital, respectively.

Paragraph 5. The corporate restructuring acts provided for in items II, IV to VI and VIII to XIII of the caput shall be subject to the approval of ELETROBRAS shareholders meeting at a general meeting, based on item I of art. 3 of Law No. 14.182, of 2021, and the Federal Government must abstain from voting; and the effects of such resolutions, as well as the effects of the act described in item VII, shall be suspended and subject to the settlement of the Global Public Offering, pursuant to art. 125 of Law No. 10,406, of 2002, and § 2 of art. 3 of Law No. 14.182, of 2021.

Paragraph 6. The act arising from the provisions of item VII will be suspended and subject to the settlement of the Global Public Offer, pursuant to art. 125 of Law No. 10,406, of 2002, and § 2 of art. 3 of Law No. 14.182, of 2021.

Paragraph 7. The corporate acts provided for in items XIV to XVII of the caput shall be approved at the general meeting of ELETROBRAS, in compliance with the provisions of § 2 and § 6 of art. 3 of Law No. 14.182, of 2021.

Paragraph 8. The ELETROBRAS General Shareholders' Meeting that approves the adjustments and conditions listed in this article and in art. 3 of Law No. 14.182, of 2021, shall take place until the launch date of the Offer.

Paragraph 9. The agreement referred to in clause II shall provide that the payment related to the participation in Itaipu Binacional, to be made by ENBPar, may be made in monthly installments, adjusted by the variation of the US dollar rate, considering the interest rate of 5.549% (five point five hundred and forty-nine percent) per year, for a period to be defined between ENBPar and ELETROBRAS, respecting ENBPar's payment capacity.

Paragraph 10 ENBPar will have the prerogative of prepaying, at any time, the remaining balance of the installments mentioned in the Paragraph 9.

Paragraph 11. The investment agreement set forth in item VI shall not provide for price adjustments for the subscription of shares after the increase in Eletronuclear's capital stock referred to in item IV.

Paragraph 12. Eletrobras and Eletronuclear are prohibited from carrying out, until the date of liquidation of the Global Public Offer, any capital increase additional to those specified in this Resolution, except when required by law.

Art. 12. The minimum price of the share in the Global Public Offer shall be established by this Board on the date of Global Public Offer pricing (“Pricing”) and shall not be lower than the average of the independent economic-financial evaluations hired by BNDES.

Paragraph 1. After the preliminary prospectus of the Global Public Offer is made available, different institutional investors shall be accessed and, prior to the date of the Pricing result, a collection of investment intentions procedure organized by the Coordinators ("Bookbuilding") shall be carried out to determine the demand for the Global Public Offer and the final amount per share to be offered.

Paragraph 2. At the end of the Bookbuilding, the Coordinators shall make a proposal to ELETROBRAS, to this Board and to the other selling shareholders, if any, the final amount per share (“Price per Share”) based on the parameters of the share's market price and the indications of interest in view of the quality and quantity of the demand (by volume and price) for the shares, collected from the investors, therefore not promoting an unjustified dilution of Eletrobras' shareholders .

Paragraph 3. The Chairman of this Board will practice, by means of ad referendum resolution of this Council, the following acts:

I - fixing the minimum share price

II - deliberation on the exercise of the option to increase the quantity of shares offered, by means of the issue or sale of Additional Shares, pursuant to item II of article 7 of this Resolution; and

III - approval of the Price per Share resulting from the Bookbuilding..

Paragraph 4. Should the Price per Share be lower than the minimum price, the Global Public Offer shall be cancelled.

Art. 13. ELETROBRAS is authorized to issue or execute the following documents and agreements:

I – the Management, Placement and Settlement Guarantee of the Shares within the scope of the Brazilian Offer, to be signed with the coordinators ("Placement Agreement");

II - the "Placement Facilitation Agreement" within the scope of the International Offer, to be entered into with the international placement agents; and

III - the other documents and contracts required for the Global Public Offer, pursuant to this Resolution, which, together with the Placement Agreement, the Placement Facilitation Agreement, the prospectuses, notices, announcements, minutes and disclosure materials of the Offer, shall be referred to as the "Global Public Offer Documents".

Paragraph 1. The Federal Government is authorized to issue the documents and enter into the agreements referred to in the caput, necessary for the Primary Offer and the Secondary Offer.

Paragraph 2. The Global Public Offer Documents shall provide, as a minimum, that the managers and direct shareholders that hold a significant stake in ELETROBRAS, herein understood as shareholders that hold a stake equal to or greater than 5% (five percent) undertake to sign a lock-up agreement for a period of 90 (ninety) to 180 (one hundred and eighty) days, as of the date of settlement of the Global Public Offer.

Paragraph 3. The Coordinators shall make the distribution on a best efforts placement and firm settlement guarantee basis.

Art. 14. This Resolution takes effect on the date of its publication.

RESOLUTION Nº221, OF DECEMBER 29, 2021

Amends Resolution 203, of 19 of October 2021, approves operating mode, adjustments and conditions for privatization of Brazilian Electric Power Plants S.A. - ELETROBRAS, in the scope in the National Program of Privatization - PND.

THE CHAIRMAN OF THE COUNCIL OF THE PARTNERSHIPS PROGRAM INVESTIMENTOS and the MINISTER OF STATE OF MINES AND ENERGY, in the use of attributions conferred on them by art. 4 of Decree No. 10.245, of February 18, 2020, and in view of the provisions of Law No. 14.182, of July 12, 2021, in art. 6th, item II, of Law No. 9,491 of September 9, 1997, in art. 10, item II, of the Decree No. 2,594, of May 15, 1998, in Decree No. 10.670, of April 8, 2021, in the Resolution No. 176, of April 27, 2021 and Resolution No. 203, of October 19 of 2021, resolve, in character ad referendum of the Council of the Partnership Program of Investments:

Art. 1 The Resolution No. 203, of October 19, 2021, of the Investment Partnership Program Council shall come into force with the following wording:

"Art. 4th The Primary Offering will consist of common shares issued in the smallest whole amount that represents the amount to be paid by the ELETROBRAS or its bonus subsidiaries for granting new concession contracts for electricity generation, as provided for in the art. 4, caput, item II, in Law 14.182/2021, provided that such value is higher to BRL 22,057,564,316.99 (twenty-two billion, fifty-seven million, five hundred and sixty four thousand three hundred and sixteen reais and ninety nine cents) and less than BRL 26,648,033,913.65 (twenty-six billion, six hundred and forty-eight million, thirty-three thousand, nine hundred and thirteen reais and sixty-five cents)

.........................

§3 If the value of the bonus for granting new contracts is not within the limits provided for in the caput, the completion of the Primary Offering will be subject to a new deliberation of the Partnership Program Council of Investments.”(NR)

“Art. 8º .......................................................

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§ 5 The FMPs-FGTS can be constituted, with standard regulations previously prepared by BNDES, for the acquisition of common shares in the Brazilian Offer with resources available in the linked account of the Fund Warranty for Time of Service - FGTS, called "FMP-ELET", or with resources transferred from previously existing applications in other FGTS FMPs, called "FMP-ELET de Migração"

.......................................................”(NR)

“Art. 11 ....................................................... ........................................................

I - .......................................................

c) conversion of 1 (one) class B preferred share issued by ELETROBRAS and owned by the Federal Government for the creation of 1 (one) preferred share of special class, which will be subscribed by the Federal Government for its exclusive property, pursuant to art. 3, item III, subitem "c" of Law No. 14.182, of July 12, 2021, which will give the power of veto in deliberations that aim to modify ELETROBRAS' Bylaws to change the limitation on the exercise of the right to vote and the execution of agreements of shareholders described in items “a” and “b” of item I of the caput;

.......................................................

f) establish authorized capital, pursuant to art. 168 of Law No. 6.404 of 1976, allowing the increase of ELETROBRAS' share capital in value, in the minimum, sufficient to make up the amount necessary to carry out the Primary Offering, considering the possibility of distributing the Shares the Supplementary Lot and Additional Shares;

g) provide for the absence of preemptive rights of shareholders for subscription of securities within the authorized capital limit, if the placement of such securities is made by sale on a stock exchange or by public subscription, pursuant to the provisions of art. 172, caput and item I, Law nº 6.404, of 1976; and

h) approve other adjustments to ELETROBRAS' bylaws, to remove provisions related to its status as a mixed capital company and adapt it to the company's operations after settlement of the Offer;

II - signing of a transfer agreement for the entire shareholding shareholding held by ELETROBRAS in Itaipu Binacional to the Company Brasileira de Participations in Nuclear Energy and Binacional S.A. (“ENBPar”), for the consideration of R$ 1,212,148,151.65 (one billion, two hundred and twelve million, one hundred and forty-eight thousand, one hundred and fifty-one reais and sixty and five cents) ("Price"), equivalent to US$ 233,253,440.00 (two hundred and thirty three million, two hundred and fifty three thousand, four hundred and forty US dollars), on the base date of December 31, 2020, observing the following minimum guidelines:

a) update of amounts due for the variation of the US dollar, in addition to monetary correction and remuneration mechanisms provided for in the Treaty of Itaipu and subsequent reverse notes;

b) if the income on the capital of Itaipu referring to the fiscal year of 2021 has already been settled to ELETROBRAS by the date of fulfillment full of the conditions of effectiveness of the contract, said installment must be deducted from the Price; otherwise, it will be paid in 36 (thirty-six) installments monthly;

c) the remainder of the Price will be paid in 240 (two hundred and forty) monthly installments; and

d) the installments set out in items "b" and "c" will be calculated based on in the Amortization Price System, at the interest rate of 4.763% per year, and updated by the exchange variation of the US dollar, guaranteed to ENBPar the prepayment prerogative, at any time, of the remaining balance of installments;

.......................................................

IV - issue, by Eletronuclear, of 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two Thousand nine hundred and fifty-one) new common shares, in the total amount of R$ 7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three thousand six hundred and forty-seven reais and eighty-four cents), and 86,367,502,441 (eighty-six billion, three hundred and sixty-one seven million, five hundred and two thousand four hundred and forty-one) new preferred shares, in the total amount of R$ 2,130,033,121.60 (two billion, one hundred and thirty million, thirty three thousand one hundred and twenty one reais and sixty cents), and, of the total amount of the issue, BRL 2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand one hundred and seven reais and ninety-eight cents) will be allocated to the formation of a reserve of capital to be used for the payment of all dividends priority shares of preferred shares issued by Eletronuclear, pursuant to the provisions of item VIII of the caput, while the value remainder will be allocated to the share capital account;

V - subscription, by ELETROBRAS, of 166,379,229,311 (one hundred and sixty-one six billion, three hundred and seventy-nine million, two hundred and twenty-nine Thousand three hundred and eleven) common shares and 86,326,103,046 (eighty-six billion, three hundred and twenty-six million, one hundred and three thousand and forty-six) shares preferred among those referred to in item IV of the caput, in the total amount of BRL 6,232,329,437.73 (six billion, two hundred and thirty-two million, three hundred and twenty-nine thousand, four hundred and thirty-seven reais and seventy-three cents), the respective payment must take place on the settlement date of the Offer Global Public, being:

a) BRL 2,698,927,439.83 (two billion, six hundred and ninety-eight million, nine hundred twenty-seven thousand four hundred and thirty-nine reais and eighty- three cents), using as a priority the credits related to the priority dividends accrued against Eletronuclear, pursuant to the item VIII of the main section;

.......................................................

VI - assignment, by ELETROBRAS to ENBPar, free of charge, of the right to subscription preference of part of the shares issued as per item IV of the caput, in a volume equivalent to BRL 3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty four thousand four hundred and thirty-seven) common shares;

.......................................................

IX - amendment to Eletronuclear's Bylaws, to:

a) modify the rights of preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum dividends and the right to vote in resolutions regarding the modification of Eletronuclear's Bylaws, and giving priority to the reimbursement of capital;

b) include authorization to pay dividends to shareholders preferred shareholders entitled to cumulative dividends on account of the reserve of capital referred to in item VIII, pursuant to article 17, paragraph 6, of the Law nº 6.404, of December 15, 1976;

c) create a committee for matters related to the planning and execution of the Angra

3 Thermonuclear Plant ("Statutory Monitoring Committee of the Angra 3 Thermonuclear Plant Project - COANGRA"), which will operate until the start of commercial operation of the Angra 3 Thermonuclear Power Plant, with the purpose of advising the Board of Directors of Eletronuclear, including performing analysis and issuing prior opinion on contracting of goods, services, works, financing and guarantees linked to the project, having composition of five members, guaranteeing the representative parity of the ENBPar and ELETROBRAS, with up to two members appointed by the Board members elected by ENBPar, up to two members appointed by the Directors elected by Eletrobras and an independent external member appointed by mutual agreement by ELETROBRAS and ENBPar, all duly remunerated;

d) change the composition and organization of powers of the Board Executive of Eletronuclear, to:

1. segregate the functions of the Director of Administration and Finance into one Director of Administration and a Director of Finance while the shareholders' agreement referred to in item XIII; and

2. predict the existence, until the start of commercial operation of the Plant Termonuclear Angra 3, from the position of Director of Angra 3, who will have the competence to coordinate activities to support the completion of services contracted with BNDES and the contracting of services of engineering, financing contracting and project management necessary for the completion of the Angra 3 Thermonuclear Plant;

e) fix the reimbursement amount in cases of exercise of withdrawal rights to predict that such value will be the greater between the book value and the value economic of the respective shareholding, determined in valuation independent;

.......................................................

XII - celebration, between ELETROBRAS and ENBPar, in accordance with investments foreseeing, at a minimum, the obligations of the parties to:

a) participate in raising new financing for Angra 3, through the granting of personal guarantees, as well as through the transfer of financing in the form of loans for Eletronuclear, in the total volume necessary for the completion of the Angra 3 Thermonuclear Plant, pursuant to the studies conducted by the BNDES provided for in Decree No. 9,915, of 16th of July 2019 and Law No. 14.120, of March 1, 2021, and in the proportion of its participations in the voting capital stock of Eletronuclear, owing to purposes of calculating the proportion, disregarding the guarantees, loans and already existing contractual support obligations between the Federal Government or Eletrobras and the Eletronuclear, given that these guarantees, loans and obligations support contracts must be maintained; and

b) perform all acts within their competence for the purpose of subscribing new Eletronuclear's share issuances, in the form to be determined by the studies contracted by the BNDES, in proportion to its participation in the voting capital stock of Eletronuclear;

.......................................................

XIII - execution, between ELETROBRAS and ENBPar, of a shareholders' agrément of Eletronuclear to regulate the governance of this company, providing, in the Minimum:

a) the maintenance in operation of the committee provided for in subparagraph "c" of item IX from the main section to the start of commercial operations of the Thermonuclear Power Plant Creek 3;

b) ENBPar's preemptive right on the sale of shares issued of Eletronuclear held by

Eletrobras; and

c) right to appoint, by ELETROBRAS, the Chief Financial Officer of Electronuclear;

.......................................................

XVII - compliance, by ELETROBRAS, with the conditions contained in CNPE resolutions that discipline the provisions of arts. 1st, 2nd, 4th and 5th of the Law No. 14,182, of 2021; and

XVIII - ELETROBRAS shall provide support and advisory services necessary for ENBPar's activity of trading energy from Itaipu, upon remuneration to be adjusted between the parties, for a period of up to 180 (one hundred and eighty) days from the date of settlement of the Public Offering Global.

§ 1 The statutory amendments provided for in items "a", "b", "c", "d", "e" and "h" of item I of the caput shall comply with the provisions of § 6 of art. 3 of Law No. 14,182, of 2021, and will enter into force only after the settlement of the Offer Global Public, pursuant to the provisions of § 2 of art. 3 of the aforementioned Law

........................................................

§ 4 The provisions of items "d" and "e" of item I of the caput shall not apply to the effective, direct or indirect, participation of the Union in the voting capital of the ELETROBRAS on the date of settlement of the Global Public Offering, but it will be applicable if this participation changes in the future and, after below the percentages of fifty percent or thirty percent of the capital ELETROBRAS voter, respectively, to surpass them again.

.......................................................

§ 5 The adjustments and conditions described in items II, IV to VI and VIII to XIII of the caput, as well as § 13 below, will be approved at the general meeting of the ELETROBRAS, based on item I of art. 3 of Law No. 14.182, of 2021, the Union must abstain from voting; and the effects of such resolutions shall be suspended and subject to the settlement of the Global Public Offering, in the terms of art. 125 of Law No. 10,406, of January 10, 2002, and § 2 of the art. 3 of Law No. 14.182 of 2021.

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§ 7 The adjustments and conditions described in items XIV to XVIII of the caput shall be approved at the general meeting of ELETROBRAS, in compliance with the provisions of § 2 and § 6 of art. 3 of Law No. 14.182, of 2021

........................................................

§ 13 ELETROBRAS' Bylaws shall provide that the prohibition to which refers to subparagraph "a" of item I also applies to shareholders preferred shareholders who acquire voting rights, pursuant to art. 111, § 1, of Law No. 6.404, of December 15, 1976.

§ 14 The adjustments determined in item I of the main section and in § 13 must be deliberated and approved at the general meeting of ELETROBRAS in a manner joint, in a single block.

§ 15 The value of the capital stock of Itaipu remains that described in art. 6th of its Statute, which constitutes Annex A of the Treaty of Itaipu.” (NR)

Art. 2 The public hearing for the privatization process of the ELETROBRAS shall be carried out by BNDES, with the participation of Eletrobras and the Ministry of Mines and Energy, on a single day, virtually, through telepresence platform for meetings.

Art. 3 §9 of art. 11 of Resolution No. 203, of 2021 is revoked.

Art. 4 This Resolution enters into force on the date of its publication.

MARCELO PACHECO DOS GUARANYS

Deputy Economy Minister of State

MARISETE FATIMA DADALD PEREIRA

Deputy Minister of State for Mines and Energy

CNPE RESOLUTION No. 15, OF AUGUST 31, 2021

Establishes the value added by the new electricity generation concession contracts pursuant to Law No. 14.182, of July 12, 2021, which provides for the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras.

THE PRESIDENT OF THE ENERGY POLICY COUNCIL – CNPE, in the use of his powers, in view of the provisions of art. 2, item I, of Law No. 9,478, of August 6, 1997, in Law No. 9,491 of September 9, 1997, in articles 1, 2, 4, and 5 of Law No. 14.182, of July 12, 2021, in art. 5, item III, of the CNPE's Internal Regulations, approved by CNPE Resolution No. 14, of June 24, 2019, in the resolutions of the 4th Extraordinary Board Meeting, held on August 31, 2021, and contained in Process No. 48300.000243 /2021-22, resolves:

Art. 1 - To establish at BRL 62,479,656,370.10 (sixty-two billion, four hundred and seventy-nine million, six hundred and fifty-six thousand, three hundred and seventy reais and ten cents) the value added by the new generation of electricity concession contracts, subject to the granting of new concession contracts whose object is the set of Hydroelectric Power Plants - UHEs listed in Annex I, which total 26,089.6 MW of installed capacity, to be granted due to the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras, under the terms of the Law No. 14.182, of July 12, 2021.

Single paragraph. From the value added by the new generation of electricity concession contracts, referred to in the caput, must be deducted credits in the amount of BRL 2,906,498,547.37 (two billion, nine hundred and six million, four hundred and ninety-eight) were deducted and were updated by the Índice de Preços ao Consumidor - IPCA, on the base date of January 1, 2022, relating to reimbursement for expenses with the purchase of fuel, incurred until June 30, 2017, by the concessionaires that were controlled by Eletrobras and holders of the concessions referred to in art. 4-A of Law No. 12.111, of December 9, 2009, which have been proven, but not yet reimbursed, by virtue of the economic and energy efficiency requirements referred to in § 12 of art. 3 of the aforementioned Law.

Art. 2 To establish in BRL 23,218,488,754.73 (twenty-three billion, two hundred and eighteen million, four hundred and eighty-eight thousand, seven hundred and fifty-four reais and seventy-three cents) the amount to be paid by Eletrobras or by its subsidiaries of bonus for the granting of the new generation of electricity concession contracts, whose object is the set of HPPs listed in Annex I.

§ 1 For the calculation of the bonus amount for the granting of the new generation of electricity concession contracts, referred to in the caput, the following installments were deducted:

I - expenses of BRL 350,000,000.00 (three hundred and fifty million reais) per year, updated by the IPCA, or by another index that may replace it, from the month of signature of the new concession contracts, related to the implementation of the Water Resources Revitalization Program of the São Francisco and Parnaíba River Basins, for a period of 10 (ten) years, with the first contribution to take place in January 2023 , which shall be the base date of the subsequent contributions, made in annual installments, pursuant to subparagraph a, item V, of art. 3 and art. 6, of Law No. 14.182, of 2021;

II - expenses of BRL 295,000,000.00 (two hundred and ninety-five million reais) per year, updated by the IPCA, or by another index that may replace it, from the month of the signing of the new concession contracts, related to the development of projects in the Legal Amazon that structurally reduce energy generation costs and for the navigability of the Madeira River and the Tocantins River, for a period of 10 (ten) years, with the first contribution to take place in January 2023, which shall be the base date for subsequent contributions, made in annual installments, pursuant to subparagraph b, item V, art. 3 and art. 7, of Law No. 14.182, 2021;

III - expenses of BRL 230,000,000.00 (two hundred and thirty million reais) per year, updated by the IPCA, or by another index that may replace it, from the month of signature of the new concession contracts related to the implementation of a Program for the Revitalization of the Water Resources of the Hydrographic Basins, defined in accordance with item V, of the caput of art. 1 of Law No. 9,433, of January 8, 1997, in the area of influence of the reservoirs of the Furnas Hydroelectric Plants, for a period of 10 (ten) years with the first contribution to take place in January 2023, which shall be the base date of the subsequent contributions, made in annual installments, pursuant to subparagraph c, item V, of art. 3 and art. 8 of Law No. 14.182, of 2021; and

IV - supply of electricity in an annual amount of 85 average MW (eighty-five average megawatts), to be delivered in the Northeast Submarket , as of January 1, 2023, for a period of twenty years and at the price of BRL 80.00/MWh (eighty reais per megawatt-hour), on the base date of January 1, 2022, to be annually adjusted by the IPCA, or by another index that may replace it, through a specific contract directly with the Federal Operator of the installations of the São Francisco River Integration Project with North Northeast Hydrographic Basins - PISF, pursuant to § 6, art. 6, of Law No. 14.182, of 2021.

§ 2 The new concession contracts, referred to in the caput, with regard to the obligation established under the terms of § 6, art. 6, of Law No. 14.182, of 2021, shall contain a clause that allows the Federal Operator of PISF facilities to define the type of the energy delivery referred to in § 7, art. 6 of Law No. 14.182, of 2021.

§ 3 The payment of the bonus for granting the concession will be made in a single installment within thirty days from the act of signing the new concession contracts.

§ 4 The concessionaire must sign the concession contracts within fifteen days after being called by National Electricity Agency - ANEEL.

§ 5 The value referred to in the caput shall be updated, pro-rata die, by the Referral fee of the Sistema Especial de Liquidação e Custódia - SELIC for federal securities, from January 1, 2022, until the date of effective payment of the grant, if the signing of the new concession contracts takes place after January 1, 2022.

§ 6 For the calculation of the bonus value for the for the granting of new concession contracts, the indemnities for investments that were considered, were:

I - not yet amortized referring to the Basic Projects of the HPPs listed in Annex I; and

II - linked to reversible assets of hydroelectric power plants listed in Annex I, not yet amortized or not depreciated, whose concessions were extended or not, pursuant to art. 1 of Law No. 12,783, of January 11, 2013, which criteria and procedures for the calculation of these investments were defined in ANEEL Resolution No. 596, of December 19, 2013, pursuant to art. 2 of Decree No. 7,850, of November 30, 2012.

§ 7 The concession contracts, referred to in the caput, shall establish that the concessionaires will not be entitled to the indemnities referred to in § 6.

§ 8 The concession will be granted for a period of thirty years, counted from the date of its signature, in accordance with the period established in § 1 of art. 1, of Law No. 14.182, of 2021.

§ 9 The concession regime for the plants in Annex I will be the Independent Electricity Production, with the assumption of hydrological risk management, pursuant to items III and IV, of art. 4, of Law No. 14.182, of 2021.

§ 10. The de-contracting of power contracted under Art. 1 of Law No. 12,783, of January 11, 2013, will be of twenty percent per year, starting on January 1, 2023, according to the schedule in Annex II, with the exception of the HPPs Tucuruí, Curuá -Una and Mascarenhas de Moraes, which shall have energy availability as of the signing of new concession contracts.

§ 11. The amounts of energy resulting from the reduction of the quantity contracted by the distribution agents shall be treated as replacement under the terms established in item II, § 1, art. 24, of Decree No. 5.163, of July 30, 2004, as of January 1, 2023.

§ 12. The free disposal of the energy of HPP Sobradinho and HPP Itumbiara must respect the rules established by Law No. 11,943, of May 28, 2009, and Law No. 13,182, of November 3, 2015.

Art. 3 To establish in BRL 29,786,578,911.55 (twenty-nine billion, seven hundred and eighty-six million, five hundred and seventy-eight thousand, nine hundred and eleven reais and fifty-five cents) the amount to be paid by Eletrobras or by its subsidiaries to the Energy Development Account - CDE.

§ 1 The payment referred to in the caput will be made with an initial contribution of BRL 5,000,000,000.00 (five billion reais), within thirty days from the act of signing the new concession contracts and with annual contributions, starting in 2023, to be carried out in April of each year, for a period of twenty-five years, based on the disbursement schedule established in Annex III.

§ 2 The values referred to in § 1 will be updated by the IPCA, or any index that replaces it, from the base date of January 1, 2022, and will be fully credited in favor of the concessionaires and licensees of electricity distribution, for the purpose of achieving reasonable tariffs in the Regulated Contracting Environment - ACR, distributed in proportion to the amounts uncontracted as a result of the change in the exploration regime for independent energy production, pursuant to §§ 9 and 10, of art. 2nd.

Art. 4 This Resolution enters into force on the date of its publication.

BENTO ALBUQUERQUE

ANNEX I

Subsidiary	UHE	CEG - ANEEL	State	Power (MW)
Chesf	Boa Esperança	UHE.PH.PI.000267-4	PI/MA	237.3
Chesf	Apolônio Sales (Moxotó)	UHE.PH.BA.002012-5	AL	4,279.6
Chesf	Paulo Afonso I	UHE.PH.BA.027048-2	BA
Chesf	Paulo Afonso II	UHE.PH.BA.027049-0	BA
Chesf	Paulo Afonso III	UHE.PH.BA.027050-4	BA
Chesf	Paulo Afonso IV	UHE.PH.AL.001510-5	BA
Chesf	Luiz Gonzaga (Itaparica)	UHE.PH.PE.001174-6	BA/PE	1,479.6
Chesf	Xingó	UHE.PH.SE.027053-9	SE/AL	3,162.0
Chesf	Sobradinho	UHE.PH.BA.002755-3	BA	1,050.3
Chesf	Funil	UHE.PH.BA.027046-6	BA	30.0
Chesf	Pedra	UHE.PH.BA.027052-0	BA	20.0
Eletronorte	Coaracy Nunes	UHE.PH.AP.000783-8	AP	78.0
Eletronorte	Tucuruí	UHE.PH.PA.002889-4	PA	8,535.0
Eletronorte	Curuá-Una	UHE.PH.PA.027130-6	PA	42.8
Furnas	Corumbá I	UHE.PH.GO.000866-4	GO	375.0
Furnas	Estreito (Luís Carlos B. de Carvalho)	UHE.PH.SP.000917-2	SP/MG	1,050.0
Furnas	Funil – RJ	UHE.PH.RJ.027118-7	RJ	216.0
Furnas	Furnas	UHE.PH.MG.001007-3	MG	1,216.0
Furnas	Marimbondo	UHE.PH.MG.001417-6	MG/SP	1,440.0
Furnas	Porto Colômbia	UHE.PH.MG.002117-2	MG/SP	320.0
Furnas	Itumbiara	UHE.PH.MG.001194-0	MG/GO	2,082.0
Furnas	Mascarenhas de Moraes (Peixoto)	UHE.PH.MG.002038-9	MG	476.0

ANNEX II

Year

Percentage of Physical Guarantee Allocated in the form of Physical Guarantee Quotas for Energyand Power of HPPs of Eletrobras to Concessionaires and Licensees of Public Service of Electric Power Distribution

2022	100%
2023	80%
2024	60%
2025	40%
2026	20%
2027	0%
2028 and on	0%

ANNEX III

Date	Payment to CDE
Up to 30 Days From the Signing of the New Concession Contracts	BRL 5,000,000,000.00
2023	BRL 526,098,864.13
2024	BRL 1,052,197,728.26
2025	BRL 1,578,296,592.39
2026	BRL 2,104,395,456.52
2027	BRL 2,630,494,320.65
From 2028 to 2047	BRL 2,630,494,320.65

CNPE RESOLUTION Nº 30, OF DECEMBER 21, 2021

Amends CNPE Resolution No. 15, of August 31, 2021, which establishes the value added by new electricity generation concession contracts under the terms of Law No. 14,182, of July 12, 2021, which provides for the privatization of Power Plants Eletricas Brasileiras SA - Eletrobras.

The President of the National Energy Policy Council - CNPE, in the use of his powers, in view of the provisions of art. 2, item I, of Law No. 9,478, of August 6, 1997, in Law No. 9,491, of September 9, 1997, in arts. 1, 2, 4 and 5, of Law No. 14,182, of July 12, 2021, in art. 2, § 3, item III, of Decree No. 3,520, of June 21, 2000, in art. 5, item III, and in art. 17, caput, of the CNPE Internal Regulations, approved by CNPE Resolution No. 14, of June 24, 2019, in the deliberation of the 9th Extraordinary Meeting of the Board, held on December 21, 2021, and what is contained in Process No. 48300.000243/ 2021-22,

Resolves:

Art. 1 The CNPE Resolution No. 15, of August 31, 2021, becomes effective with the following changes:

" Art. 1 To establish at BRL 67,052,502,399.86 (sixty-seven billion, fifty-two million, five hundred and two thousand, three hundred and ninety-nine reais and eighty-six cents) the value added by the new concession agreements of generation of electric energy conditioned to the granting of new concession contracts whose object is the set of Hydroelectric Power Plants - UHEs listed in Annex I, which total 26,089.6 MW of installed capacity, to be granted due to the privatization of Centrais Elétricas Brasileiras SA - Eletrobras, pursuant to Law No. 14,182, of July 12, 2021.

§ 1 The value added by the new electricity generation concession contracts mentioned in the caput was calculated using the discounted cash flow methodology based on the parameters contained in Annex II.

§ 2 The credits must be deducted from the amount mentioned in the caput, which, after updating by the Broad Consumer Price Index - IPCA, on the base date of January 1, 2022, results in the amount of R$ 2,906. 498,547.37 (two billion, nine hundred and six million, four hundred and ninety-eight thousand, five hundred and forty-seven reais and thirty-seven cents), related to reimbursement for proven expenses with the purchase of fuel, incurred until June 30, 2017 , by the concessionaires that were controlled by Eletrobras and holders of the concessions referred to in art. 4-A of Law No. 12,111, of December 9, 2009, which have been proven, but not reimbursed, by virtue of the economic and energy efficiency requirements referred to in art. 3, § 12, of the aforementioned Law." (NR)"

Article 2 Establish at BRL 25,379,079,917.76 (twenty-five billion, three hundred and seventy-nine million, seventy-nine thousand, nine hundred and seventeen reais and seventy-six cents) the amount to be paid by Eletrobras or its subsidiaries, distributed in the form of Annex III, of bonus for the granting of new electric energy generation concession contracts whose purpose is a set of HPPs listed in Annex I.

.....

§ 6-A The discounted cash flow methodology, referred to in art. 1, § 1, considered the total value referring to the parameter called Capital Costs for Investments in Improvements (GAG Improvements), not being entitled to any indemnities related to the reversible assets mentioned in § 6, item II.

.....

§ 10. The de-contracting of electric energy contracted under the terms of art. 1 of Law No. 12,783, of January 11, 2013, will be twenty percent per year, starting on January 1, 2023, according to the schedule in Annex IV, with the exception of the Tucuruí, Curuá-Una and

Mascarenhas HPPs de Moraes, with energy availability after the signing of new concession contracts.

.....

§ 13. The corresponding amounts of energy will not be subject to the allocation of physical guarantee quotas of energy and power to the concessionaires and permissionaires of public service of electric energy distribution of the National Interconnected System - SIN:

I - to items I and II, of § 4, of art. 22, of Law No. 11,943, of 2009, subject to the provisions of § 12, of art. 22 of Law No. 11,943, of 2009; and

II - to items I and II, of § 13, of art. 10, of Law No. 13,182, of 2015, subject to the provisions of § 12, of art. 10 of Law No. 13,182, of 2015.

§ 14. The signature of new concession contracts means the recognition, by the concessionaire, of the values, terms and conditions established in this Resolution."(NR)

" Article 3 Establish at BRL 32,073,001,926.43 (thirty-two billion, seventy-three million, one thousand, nine hundred and twenty-six reais and forty-three cents) the amount to be paid by Eletrobras or its subsidiaries , distributed in the form of Annex V, to the Energy Development Account - CDE.

§ 1 The payment referred to in the caput will be made with an initial contribution of BRL 5,000,000,000.00 (five billion reais), within thirty days from the act of signing the new concession contracts and with annual contributions, with start in 2023, to be carried out in April of each year, for a period of twenty-five years, based on the disbursement schedule set out in Annex V.

..... "(NR)

" Art. 3-A The concessionaire will undertake, under penalty of forfeiture of the concession, to carry out the following activities for the HPPs of Annex I:

I - develop and submit to Aneel, within thirty-six months from the date of signature of the Concession Agreement, the Technical and Economic Feasibility Studies, including the relevant environmental aspects, to identify the Optimal Use, with an assessment of costs and benefits investments in the modernization, repowering and hybridization of plants granted to Eletrobras listed in Annex I, considering the existing civil structures, according to instructions to be defined by Aneel, with the Ministry of Mines and Energy being responsible for establishing the guidelines for its regulation; and

II - implement the Optimum Use, if it is economically viable, within one hundred and thirty-two months of the signature of the Concession Agreement.

Single paragraph. The new concession contracts, mentioned in the caput of art. 2, must contain a clause regarding the obligation referred to in the caput." (NR)

" Art. 3-B This Resolution may be revised depending on the merits of the TC 008.845/2018-2 process, by the Federal Audit Court (TCU), in the deliberation that the Plenary will make, according to Decision No. 3176/2021 - TCU - Plenary" (NR)

Art. 2 Annexes I, II and III to CNPE Resolution No. 15, of 2021, come into force with the amendments contained in Annexes I, II and III of this Resolution.

Art. 3 The CNPE Resolution No. 15, of 2021, becomes effective plus Annexes IV and V, in the form of Annexes IV and V of this Resolution.

Art. 4 This Resolution enters into force on the date of its publication.

PRIVATIZATION MODELING DETAILING REPORT

October 18, 2021

Classificação: Confidencial

INDEX

INDEX	2

I. INTRODUCTION	4

II. INITIAL NOTES	4

II.1. History of Eletrobras and the Privatization	4

II.2. Activities of Eletrobras	7

II.3. Main milestones of the listing of Eletrobras	8

III. DETAILING OF THE PRIVATIZATION MODEL	8

III.1. Critical Matters, Risks, Adjustments and Recommendations	11

III.2. Identification and Planning of the Corporate Steps	42

III.3. Analysis of the conditions of the Privatization	69

III.4. Segregation of assets that will remain state-owned	80

III.5. Indebtedness, dividends and capital reduction	169

III.6. Risks mitigation	177

III.7. Rights of the Golden Share	177

III.8. Possible migration of listing level	178

III.9. General Conditions for the Public Offering	184

III.10. Public offering abroad	201

III.11. Extension of the Offer to employees and retirees of Eletrobras	206

III.12. Priority Subscription for the current shareholders of Eletrobras	208

Classificação: Confidencial

III.13. FGTS Privatization Mutual Funds	209

III.14. Need to hire an external auditor	212

III.15. Timeline and stages	213

III.16. Timeline – Interim Financial information of September 30, 2021	215

III.17. Timeline – Financial statements de December 31, 2021	216

III.18. Additional considerations about the timelines presented	216

III.19. Possible Need of Notice of the Privatization to CADE	220

III.20. Critical points of the public offer	223

III.21. History of commissions charged in public offerings	232

III.22. History of total expenses in public offerings	233

III.22. History of total expenses in public offerings	233

III.24. Historic variation of trading price of shares between the launch of the offer and the date of the offer	234

III.25. History of allocation of offerings to retail	235

III.26. Governance of Minimum Price approval by CPPI after Pricing	238

III.27. Financial information of the Offering	241

III.28. Non-completion of the process of due diligence or identification of red flags	242

III.29. Acts recommended by CGU	242

III.30. Acts to be performed by the Ministry of Mines and Energy	242

III.31. Acts to be performed by SEDDM (Secretaria Especial de Desestatização, Desinvestimento e Mercados)	243

Classificação: Confidencial

III.32. Acts to be performed by BNDES	243

Classificação: Confidencial

I. IntroduCTION

This Privatization Modeling Detailing Report (“Report”) has the purpose of presenting the integrated valuation of the financial and legal aspects for the detailing of the model to be applied for the privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras”), to be performed pursuant to the Brazilian Law No. 14,182, dated July 12, 2021, which results from the conversion of the Provisional Measure (Medida Provisória) No. 1,031, dated February 23, 2021 (“Law 14,182”) (“Privatization”), as well as suggestions on how to implement them.

The scope of this Report comprises, therefore, the detailing of the model of the Privatization, containing the specific assessment of the critical matters, risks, adjustments and recommendations for the process of Privatization, with the description of all steps required for the foregoing, divided into specific topics and with the inclusion of arrangements that may be taken for the mitigation of those risks that may apply, among other matters that are comprised in item 2.2.2 of the Base Project – Product 2 – Detailing of the Privatization Model Report (Projeto Básico – Produto 2 – Relatório de Detalhamento da Modelagem), which consists on Schedule 1 of RFP No. 010/2021 – AED/BNDES.

All matters that were already discussed in details in item 2.2.1 of the Base Project – Product 1 – Legal Assessment Report (Project Básico – Produto 1 – Relatório de Mapeamento Jurídico) (“Legal Report”) will only be briefly discussed in this Report, with references to the applicable items of the Legal Report.

II. INITIAL NOTES

II.1. History of Eletrobras and the Privatization

The incorporation of the state-owned company to develop the electric energy industry was originally proposed in 1954, by the then-president Getúlio Vargas. After 7 years of discussions in the Brazilian Congress, the Federal Government was authorized to incorporate Eletrobras, by means of the Brazilian Law No. 3,890-A, dated April 25, 1961.

Eletrobras was officially incorporated as a mixed capital corporation (sociedade por ações de economia mista) on June 11, 1962, with the purpose of promoting studies, construction projects and operation of generation plants, power transmission lines and electric energy distribution, as well as the performance of commercial acts that may arise from those activities. Based on the foregoing, Eletrobras was the crucial player in the expansion of the offering of electric energy and the development of the country.

Classificação: Confidencial
5

Since its incorporation, Eletrobras added as subsidiaries several existing companies, such as Companhia Hidrelétrica do São Francisco (“Chesf”) and Furnas Centrais Elétricas S.A. (“Furnas”). In the following years, it was added the subsidiaries Centrais Elétricas do Sul do Brasil S.A. (“Eletrosul”) and Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), as well as other 10 subsidiaries which until then were part of the group of American & Foreign Power Company.

In 1973, Eletrobras was directed to promote, by means of its companies in the applicable municipalities and states, the construction and operation of power transmission systems of high and extra-high voltages, with the purpose of integrating interstate systems and transmitting the electric energy generated by the Hydroelectric Power Plant of Itaipu, as set forth in the Brazilian Law No. 5.899, dated July 5, 1973.

As a result of the first petroleum crisis, the Federal Government issued a new policy for the expansion of the power sector in Brazil, which provided for the construction of hydroelectric power plants, nuclear power plants and the research center for the development of technologies in the industry (Centro de Pesquisas de Energia Elétrica, “Cepel”).

During the decade of 1980, Eletrobras began to act in the distribution of energy, by acquiring certain energy distribution concessionaires that were transferred to the Federal Government.

In the decade of 1990, Eletrobras and 4 of its subsidiaries (Chesf, Furnas, Eletrosul and Eletronorte), as well as its power distribution subsidiaries, were included in the Brazilian National Privatization Program (Programa Nacional de Desestatização or “PND”) by the Brazilian Law No. 9,619, dated April 2, 1998. Thereafter, Eletrobras, Chesf, Furnas, Eletrosul and Eletronorte were excluded from the PND by the Brazilian Law No. 10,848, dated March 15, 2004.

The distribution subsidiaries Ceal, Cepisa, Amazonas Energia, Ceron, Boa Vista Energia and Eletroacre remained in the PND and, thereafter, were included in the Investment Partnership Program (Programa de Parcerias de Investmento or “PPI”), by means of the Decree No. 8,893, dated November 1st, 2016.

Classificação: Confidencial
6

On April 18, 2000, Eletrobras listed its shares in the Share Market of Latin America Companies Traded in Euros (“Latibex”). Thereafter, on October 31, 2008, it started to trade American Depositary Receipts (“ADRs”) in the New York Stock Exchange (“NYSE”). The ADRs represent the holding of shares of non-US companies.

In 2010, Eletrobras was registered at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or “CVM”) in class A, whereby it started to be able to trade any securities in regulated markets, pursuant to CVM Rule No. 480, dated December 7, 2009 (“CVM Rule 480”).

In 2017, the Mines and Energy Ministry (Ministry of Mines and Energy) informed its intention to privatize Eletrobras, and such decision was approved by the Board of the Investment Partnerships Program (“CPPI”).

In March 2018, it was approved CPPI Resolution No. 30, dated March 19, 2018, which governed the execution and follow-up of the privatization process of Eletrobras.

On April 19, 2018, by means of the Decree No. 9,351, the President of Brazil determined the qualifying of Eletrobras to PPI, and its inclusion in the PND.

In June 2018, Eletrobras, with the support of Banco de Desenvolvimento Econômico e Social (“BNDES”), performed the auction of its power distribution companies (Cepisa, Ceron, Eletroacre, Boa Vista, Ceal, Amazonas Energia).

In November 2019, Law Proposal No. 5,877/2019 for the privatization of Eletrobras was delivered by the President of Brazil to the Brazilian Congress.

In 2020, it was concluded the merger by Eletrobras of 2 subsidiaries acting in the South region of Brazil: Eletrosul and CGTEE.

On February 23, 2021, Provisional Measure (Medida Provisória) No. 1,031 was issued, which was later converted into Law 14,182, setting forth the rules to be followed for the Privatization.

II.2. Activities of Eletrobras

Eletrobras acts in the power generation and transmission industries in Brazil, with more than 50 GW of installed capacity of generation, and approximately 76,000 km of installed transmission lines.

Classificação: Confidencial
7

The company operates hydroelectric plants, thermic plants fueled by natural gas, oil and coal, thermonuclear plants, wind plants and solar plants, which are held by the company or operated in partnership with third parties – by means of equity holdings in special purpose vehicles (“SPVs”). Among its main enterprises, we highlight the so-called structuring hydroelectric power plants, i.e., the Hydroelectric Power Plants of Belo Monte, Jirau and Santo Antônio, as well as Itaipu and the Thermonuclear Power Plant of Angra 1 and Angra 2.

It is important to clarify that the rules for the de-verticalization of the power sector provided in the Brazilian Law No. 9,648/1998, as well as in the Brazilian Law No. 9,074/1995, as amended by the Brazilian Law No. 10,848/2004, set forth the segregation of the activities of power generation, transmission and distribution; however, they do not prevent any equity holding relationship among concessionaires and/or authorized companies for generation and/or transmission. There are certain restrictions in this sense, however, with respect to concessionaires and permitted companies for the public services of distribution of electric energy, so that this activity ceased to be performed by Eletrobras with the privatization of all its power distribution subsidiaries in 2018.

In addition, Eletrobras manages strategic programs of the Brazilian Government in the electric energy sector, as follows: (i) National Program for the Saving of Electric Energy (Programa Nacional de Conservação de Energia Elétrica or “Procel”); (ii) National Program for the Universalization of Access and Use of Electric Energy (Programa Nacional de Universalização do Acesso e Uso da Energia Elétrica), called Luz para Todos; (iii) National Program for the Universalization of Access and Use of Electric Energy in Legal Amazon (Programa Nacional de Universalização do Acesso e Uso da Energia Elétrica in the Legal Amazon), called Mais Luz para the Amazônia; and (iv) Program for the Incentive to Alternative Sources of Electric Energy (Programa de Incentivo às Fontes Alternativas de Energia Elétrica or “Proinfa”); in addition to the Federal Government Assets under Management (Bens da União sob Administração or BUSA) of Eletrobras.

Eletrobras, on December 31, 2020, held the direct corporate control of 6 power generation and transmission companies (Eletronorte, Furnas, Chesf, CGTE Eletrosul, Amazonas GT and Eletronuclear), in addition to the research center Cepel and the holding company (Eletrobrás Participações S.A., “Eletropar”). Eletrobras also holds 50% of the capital of Itaipu.

Classificação: Confidencial
8

Also on December 31, 2020, by means of Eletropar and its operational controlled companies, Eletrobras had equity holdings in 94 SPVs, in addition to 2 foreign entities and 25 affiliates.

II.3. Main milestones of the listing of Eletrobras[1]

On the date of this Report, the common shares of Eletrobras are listed in Brazil and traded at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), under ticker “ELET3”, while its preferred shares of class B and A are traded at B3 under tickers “ELET6” and “ELET5”, respectively. Eletrobras is listed in the special governance segment of B3 called Nível 1 (Level 1).

In the United States, Eletrobras trades 2 ADRs programs of level 2 related to its common shares and class B preferred shares, which are traded at NYSE. Those ADRs were admitted for trading on October 31, 2008, and listed at NYSE on the same date.

Also, Eletrobras’ common shares and class B preferred shares are currently listed at Latibex, which is managed by Bolsa de Mercados Españoles (BME), in Spain. Those shares were admitted for trading on April 18, 2000, and listed at Latibex on the same date.

III. DETAILING OF THE PRIVATIZATION MODEL

For all purposes of this Report, we consider that the provisions of Law 14,182 will support the whole privatization process, and that law determined that the process would be carried out by means of a capital increase of Eletrobras, by means of a public offering of new common (voting) shares issued by Eletrobras (“Primary Offer”) and, as an option, such Primary Offering may be performed jointly with the sale of shares issued by Eletrobras that are currently held by the Federal Government or by entities that are directly or indirectly controlled by the latter and which intend to join the offer, by means of a secondary public offering of shares, as permitted under article 1, paragraph 2, of Law 14,182 (“Secondary Offer” and, jointly with the Primary Offer, the “Offer”).

In the context of the Offer, as discussed between BNDES and this Consortium, it will be performed a priority offer to current and retired employees, a priority offer to current shareholders, an offer to the market in general and an offer to institutional investors (defined as such under CVM Rule No. 30, dated May 11, 2021).

1 Information obtained by means of the Reference Form (Formulário de Referência) of Eletrobras.

Classificação: Confidencial
9

For more details on the foregoing, please refer to item III.1 of the Legal Report.

Also, as detailed in item III.1 of the Legal Report, we understand that privatize Eletrobras means reducing the equity holding of the Federal Government and its controlled companies in the voting capital of Eletrobras to a level equal to or lower than 50%. Therefore, it shall not be allowed the participation in the Offer, as purchasers, of any entity that belongs to the Federal Government, directly, indirectly or as the foundation, as well as any funds in which the Federal Government directly or indirectly holds the majority of its quotas, and, also, any of the management bodies of the Federal Government.

For the ease of reference to the proceedings referred to in this Report, please refer to Schedule III-A, which is a summary of all the proceedings described herein.

Therefore, it was recommended the following language for CPPI resolution providing for the Privatization:

“Art. 3 The privatization will be carried out in the operational form provided for in art. 4, item III, of Law No. 9.491, dated September 9, 1997, and in § 1 of art. 1 of Law No. 14,182, dated July 12, 2021, through a global public offering (“Global Public Offering”) which will comprise the primary public distribution (“Primary Offering”) of common shares, simultaneously, in Brazil (“Brazilian Public Offering”) and abroad (“International Offering”), and which shall comply with the rules established by the Brazilian Securities and Exchange Commission - CVM in relation to the domestic market and the relevant rules for operations of this type in the international market.

§ 1 If the Primary Offering referred to in the main section of this article is not sufficient to dilute the direct and indirect interest of the Federal Government to a percentage equal to or inferior to 45% (forty-five percent) of ELETROBRAS’ voting capital, it within the scope of the Offering Global Public itself, a secondary public offering of common shares owned by the Federal Government or by a company directly or indirectly controlled by it (“Secondary Offering”) shall be made, as provided for in art. 4, item I, of Law No. 9,491 , of 1997, and in art. 1, § 2, of Law No. 14,182, of 2021.

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§ 2 For purposes of calculating the direct and indirect interest of the Federal Government in the voting capital of ELETROBRAS, the shares with voting rights held by the Federal Government, companies directly or indirectly controlled by the Federal Government and funds in which the Federal Government holds, directly or indirectly, most quotas.

§3 The participation in the Global Public Offering, as acquirers, of body(ies) and entity(ies) which are part of the direct, indirect or foundational Federal Public Administration, as well as of the funds in which the Federal Government directly holds or indirectly, most of the quotas, and also of any of the arms of the Federal Government, shall not be allowed.”

“Art. 8 The Brazilian Public Offering will consist of Priority Offering to Shareholders, Priority Offering to Employees and Retirees, Retail Offering and Institutional Offering.”

Finally, we highlight that we were informed about the existence of judicial and extrajudicial proceedings that dispute the legality of certain aspects relating to the Privatization, and their summary is provided in Schedule III-B, which is the transcript of the information provided by the legal due diligence report delivered by the consortium engaged for Service B (and this Consortium of Service C was not engaged to verify the completeness, truthfulness and accuracy of that information). Also in accordance with information disclosed by the consortium of Service B, those proceedings may interfere and/or prevent the performance of the acts described in this Report.

III.1. Critical Matters, Risks, Adjustments and Recommendations

III.1.1. Context of the Offer

One of the main aspects of the Offer that is intended for the privatization of Eletrobras is the amount of capital that will be distributed to the market.

Under any of the criteria to be applied for the proper sizing of the Offer (which will be better detailed further in this Report), its amount is particularly high. Assuming that the funds to be received by Eletrobras are sufficient for the short-term needs of the company relating to the new concession agreements that will be signed as the result of the privatization, and which were provided in Resolution No. 15 of the National Board of Power Policy (Conselho Nacional de Política Energética or “CNPE”), dated August 31, 2021, the following amounts shall apply:

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(i)       R$5,000,000,000.00 as initial investment referring to the Power Development Account (Conta de Desenvolvimento Energético or “CDE”); and

(ii)       R$23,218,488,754.73 as bonus to be paid for the granting of the new power generation concession agreements, provided that this amount already discounts certain expenses as permitted by law[2].

Those obligations will require the payment of approximately R$28.2 billion in the very short term (not much more than 30 days) as from the Offer. In any scenario, the offering will be very significant, even if we consider that Eletrobras may possibly engage the bank financing along with the Offer – which will be discussed later in this Report –, which would partially reduce the size of the Offer.

The following chart presents all the main capital market transactions in the Brazilian history, whether initial public offerings (or “IPOs”), public offering of companies that are already listed (“Follow-ons”), and whether involving primary or secondary transactions. As will be discussed further, this Report indicates as reference amount for the Primary Offer the amount of R$23,218,488,754.73, which corresponds to the amount for the granting of the new power generation concession agreements to be signed after the Privatization. If we consider the possible performance of the Secondary Offer, the Privatization of Eletrobras will be the second largest capital markets transaction of the Brazilian history, as indicated in the following chart:

2 This amount is currently under review by TCU and, therefore, it may change upwards or downwards.

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It is important to highlight that the chart above only considers the amount that was distributed to the market in the offer performed by Petrobras in 2010, since approximately R$80 billion in addition to the above were acquired by the Federal Government itself (i.e., the controlling shareholder of Petrobras).

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The chart above also shows that the best offer to be used as comparison to the intended Privatization of Eletrobras is Petrobras, since:

(i)       Petrobras is the issuer with the highest number of offers among the largest offers in the Brazilian history (i.e., 3);

(ii)       Petrobras is the only company with an offer involving an amount that exceeds the intended Offer for the Privatization of Eletrobras (and also, as it is important to point out, Petrobras also performed the largest offer just behind the intended Offer of Eletrobras);

(iii)       As it is also the case of Eletrobras, Petrobras is the reference in its sector; and

(iv)       Petrobras is also a state-owned company (sociedade de economia mista).

Therefore, we should assess the intended Offer along with the 3 other offers performed by Petrobras which are comprised among the largest Brazilian offers, under 3 different aspects: the amount of the offer compared to the market cap at the time of the offer; the size of the offer compared to the number of shares that were available for trading (free float); and the liquidity of those shares (measured by the number of days for the distribution of the same amount of shares, considering an average volume of daily transactions during the period of the immediately preceding 90 days – usually referred to as Average Daily Trading Volume, or “ADTV”).

The use of those metrics intends to assess the potential overhang of the shares of the company (i.e., the pressure on the share price created by the offer in the material amount of shares held by the shareholder that is reducing its exposure in this asset, as it is the case of the Federal Government with respect to Eletrobras). The first metric compares the size of the issuance to the market cap of the company, with the purpose of assessing how much the issuance represents of the current value of the asset. The higher this proportion, the higher the overhang and, therefore, the higher the pressure to reduce the share price. The second metric uses the same logic and conclusion (the higher this proportion, the higher the overhang and resulting pressure to reduce the share price), but applying as standard, however, not the current market price of the company, but the proportion of such price that is indeed being traded in the stock exchange. The third metric refers to the assessment of the number of days of the average volume of daily transactions, which indicates how many days under usual circumstances (i.e., when there is no issuance in place) would be required for the sale of an equivalent number of shares, which is a direct reference to the market demand for that asset. In this case, the higher the number of days, the higher the overhang and, again, the higher the pressure to reduce the share price. Regarding the applicable charts, we may conclude the following:

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As indicated in those charts, all 3 metrics – which, as we highlight, are the most used metrics to assess the potential overhang – lead to a material amount of shares with potential to materially pressure the reduction of the share price.

The size of the Offer and the importance of seeking alternatives to reduce the overhang is not only confirmed by the aforementioned comparison with other companies.

Based on the general view of the Brazilian capital market, as well as based on the largest capital market worldwide (i.e., the United States), it is remarkable the size of the intended Offer. The following chart indicates the number of transactions, volume and average volume of all offers performed in both markets in 2 periods: last 12 months and last 5 years. At the end of the following chart, we indicate the number of offers that exceeded the size of the intended Offer in both markets, and both periods, as well as the position in which Eletrobras’ Offer would be ranked in those contexts, also with respect to both those markets and periods.

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Once again it is remarkable the size of the intended Offer of Eletrobras.

Based on those assessments, we highlight the importance of carefully working with the 2 aspects that have the highest potential to impact the share price: the size of the Offer and the demand of investors for those shares, which are crucial matters that guide the whole assessment of the Offer along this Report.

III.1.2. Price of the shares of Eletrobras

a)              Steps for the definition of the price

The definition of the price for the shares of Eletrobras to be offered in the Offer will comprise the following steps.

Pursuant to Agreement OCS No. 084/2021 / Agreement SRM No. 4400004622, the Consortium “Nova Eletrobras” was engaged by BNDES for the performance of an economic-financial valuation of Eletrobras, applying the discounted cash flow methodology, the valuation by multiples methodology and the net equity value methodology (“Valuation of Service B”), according to its relevance, materiality and availability of information in each case, and according to the provisions of the applicable services agreement. Similarly, pursuant to Agreement OCS No. 138/2021 / Agreement SRM No. 4400004677, BR Partners Assessoria Financeira Ltda. will perform an economic-financial valuation of Eletrobras applying the same methodologies (“Valuation of Service A”). It is important to highlight that both valuations will be performed independently, based on assumptions set forth in the Assumptions Report, which were also the purpose of the agreement entered into with Consortium “Nova Eletrobras”.

All this information (i.e., the Assumptions Report, as well as the Economic-Financial Valuation Reports relating to Valuation of Service B and Valuation of Service A) will be submitted for the assessment of the Federal Court of Accounts (Tribunal de Contas da União or “TCU”) by the end of October, in order to allow that court to perform all analysis that it may deem required.

By the end of the Bookbuilding Proceeding (as defined and duly explained in the proper section of this Report), and on the date of Pricing (term which is also defined further below), CPPI (or the Minister of Economy, ad referendum) will approve the following: (i) first, the minimum price that is acceptable by the Federal Government for the performance of the Offer (“Minimum Price of the Offer”) based on the conclusions of the Valuation of Service B and the Valuation of Service A, jointly with the definition of the following; and (ii) the actual price per share for purposes of the Offer (“Share Price of the Offer”), taking into consideration the results of the Bookbuilding Proceeding, observing, however, the lower range determined for the Minimum Price of the Offer.

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b)              Settling of the single reference price

The stated above, the prices identified in the Valuation of Service B and Valuation of Service A will be used as standards for the definition of the Minimum Price of the Offer. Therefore, it is important to state from the beginning the supported criteria for the settling of the single reference price. Base on the reasons that will be better detailed further below, for the settling of the reference price, we recommend that the conclusions of each of the Economic-Financial Valuation Reports are duly weighted. The arithmetical average of the amounts is indicated as the most appropriate methodology for the definition of the reference price of the Minimum Price of the Offer because:

(i)       each valuation of the asset price was performed independently, and the calculation of their average is a way to avoid the overrating of expert views that are more or less conservative or optimistic; and

(ii)       statistically-wise, the higher the number of material observations (i.e., not represented by outliers), the closer the average of the sample to the actual average of the applicable variable (according to the principle of regression to average). Therefore, even though it may be possible to defend the application of any other form of calculation, the most appropriate method is the weighting of all assessments of the asset in order to achieve the statistically material result.

III.1.3. Characteristics of the proposed Offer

In the previous items, it was discussed 2 fundamental aspects for the definition of the characteristics of the Offer: its context (and the conclusion of its most significant aspect, i.e., the volume of investment to be achieved) and the possibility that the Offer will occur not only as a primary offer, but also as a secondary offer. Based on the foregoing, we shall discuss the minimum characteristics recommended for the Offer.

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The main aspect in any analysis of the Offer is its size, both in terms of aggregate amount and with respect to Eletrobras itself (when compared to its market value, free float or ADTV, as already stated earlier in this Report). These aspects will support not only the amount of funds to be comprised in the Primary Offer (and, as a result, the amount of funds of the Secondary Offer in order to achieve the dilution intended for the Federal Government), but also the distribution strategies of the Offer, which is also treated in an specific section of this Report.

Another matter to be considered is that the Offer itself will occur months after the drafting of this Report. It is public knowledge that the capital markets present a significant level of volatility, but this volatility has increased in the last months, as the result of an unprecedented pandemic. In this scenario, we highly recommend prudent and caution- and flexibility-driven decisions that allow alternatives that are adequate at the time of the performance of the Offer. Therefore, even though the size of the Offer (and size of potential financings to be engaged by Eletrobras) may now be defined as the amount of funds required for the short-term needs of Eletrobras, which, as stated above, are approximately R$28.2 billion, that amount should be revised in a moment closer to the Offer, if such revision is understood as required, and in this case the revised figures shall be re-submitted for assessment and approval of CPPI. Until then, it will be possible to more accurately assess (i) the actual level of demand for Eletrobras’ shares in the Offer; and (ii) the view of the market about the liabilities to be undertaken by the company as a result of its privatization (namely, liabilities of CDE and obligations of local investments) and their actual effect on Eletrobras’ ability to engage in new financings.

Based on the foregoing, this analysis indicated the reference amount of R$23,218,488,754.73 for the Primary Offer, corresponding to the price of the granting relating to the new power generation concession agreements to be signed after the Privatization. It is important to note, however, that the price of the granting is subject to changes until the actual moment of the release of the Offer, and that other aspects, such as the real capacity of indebtedness of the company in a moment closer to the Offer, may take this price to be revised – and, to the extent that it is verified that a high volume will represent a risk of negative impact in the price of the shares (and, ultimately, in the value upside for the Federal Government), this price may be reduced, which would be the most appropriate decision in the context of reduction of overhang of the shares.

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Therefore, we highlight that the amount referred hereto for the Primary Offer of R$23,218,488,754.73 shall not be understood as a final and unnegotiable figure, but actually an amount suggested considering the high range of possibilities, such as the possible change to the price of the granting, on one side; and the actual amount defined for the Primary Offer, the share price and the additional indebtedness of Eletrobras, on the other side. It is important to also highlight that, when discussing the final definition of those elements, in the event that it is understood as convenient to change them, it shall be taken into consideration the convenience of reducing the amount of the Offer, and therefore reducing the risk of pressuring down the price of the share (and reducing the chances of a frustrating value of upside for the Federal Government in the privatization), on one side; and, on the other side, the actual demand of the market for shares of the company and its optimum capital structure, which shall be understood as the proportion between its own capital and the indebtedness of the company, considering the actual potential of indebtedness that the market will offer to Eletrobras in a post-money context.

With the purpose of bringing more solid grounds to the importance of matching the size of the Offer at the lowest possible amount to allow the dilution of the Federal Government, with the optimum capital structure and actual perspective of demand for the shares of Eletrobras, it was performed the study of the impact of the upside to be captured by the Federal Government in accordance with the variation of the share price that is actually used in the Offer. The result is the following: at each R$0.50 that is reduced of the share price, the Federal Government will have the loss of almost R$500 million. It is important to note that this variation of R$0.50 per share represents the fluctuation of a little more than 1% in relation to the current price of the shares – i.e., an absolute minimum reduction. Since we are already facing a significant Offer when compared to the market value, free float and average amount of trading of shares of Eletrobras, which, we restate, will create the pressure to reduce the price of the shares, we conclude that a very cautious assessment of the size of the Offer shall be the main goal of any analysis, and that it shall be assessed the actual demand for the shares and the burden that the size of the Offer will represent to the share price (and to the upside to be captured by the Federal Government), and therefore adjusting the size of the Offer in a balanced manner.

Regarding the possible increase of the net indebtedness of the company in order to face its cash needs that are not comprised in the Primary Offer, it may occur by means of additional indebtedness (which brings a certain complexity of implementation in the short period of time, depending on its amount) or the use of its own cash and financial investment, which, in June 2021, were equivalent to around R$15 billion in Eletrobras (holding) and R$24 billion in the consolidated balance sheet. Considering, on one side, the amount of other liabilities that are also comprised in the consolidated balance sheet of the company as a result of its privatization – in particular the inclusion of the remaining amount of CDE that exceeds the initial investment of R$5 billion, which is R$24,786,578,911.55 –; and, on the other side, the indebtedness capacity of Eletrobras (which will be better detailed further in a specific section), it is considered as viable, a priori, the increase of the net indebtedness in at least R$5 billion, without harming the company’s indebtedness potential.

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Since the purpose of the Offer is reducing the direct and indirect equity holding of the Federal Government in the voting capital of Eletrobras, as already pointed out in the beginning of this Report, we restate that those shares will be all common (voting) shares. It is also important to note that, considering that (i) the trading price of the shares of Eletrobras will vary between the date hereof and the date of release of the Offer (i.e., the date of disclosure of the preliminary prospectus to the market); and (ii) both the Minimum Price of the Offer[3] and the Share Price of the Offer, will be defined only at the time of Pricing, therefore, after the release of the Offer, it is required to set forth the reference unitary price per share in order to allow the definition of the amount of shares to be actually included in the preliminary prospectus. Therefore, we suggest that it is taken into consideration the trading price of the common shares of Eletrobras during the 15 days immediately preceding the release of the Offer. This period shall be understood as the most appropriate to the extent that, on one side, the market is currently facing significant fluctuation, and therefore a longer period could capture events that would not properly reflect the actual market conditions at the time of the Offer; and, on the other side, it is reasonable to expect that, in a moment closer to the Offer, the share price of Eletrobras will face a significant increase (as it is always the case when there is any development in the matter of its Privatization). Based on the foregoing, the preliminary prospectus will provide the most recent and appropriate information for the sizing of the Primary Offer.

Regarding this matter, it is worth mentioning the actual equity holding of the Federal Government, directly or indirectly, in the capital stock of Eletrobras, before the Offer.

3 It shall be noted that, regardless of whether the Minimum Share Price of the Offer will be formally approved by CPPI only on the date of the Pricing, the Minimum Share Price of the Offer will be proposed to TCU still in October.

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Based on information received from the management of the company, the Federal Government holds shares in Eletrobras by means of direct investments and by means of the entities BNDESPAR, BNDES, Fundo Nacional de Desenvolvimento (“FND”), Banco do Nordeste (“BNB”) and Fundo Garantidor da Habitação Popular (“FGHAB”).

SHAREHOLDER	COMMON SHARES (ELET3)	PREFERRED SHARES A (ELET5)	PREFERRED SHARES B (ELET6)	TOTAL	% COMMON	% TOTAL
Federal Government	667,888,884	-	494	667,889,378	51.82%	42.57%
BNDESpar	141,757,951	-	18,691,102	160,449,053	11.00%	10.23%
BNDES	74,545,264	-	18,262,671	92,807,935	5.78%	5.92%
FND	45,621,589	-	-	45,621,589	3.54%	2.91%
BNBBanco	1,420,900	-	-	1,420,900	0.11%	0.09%
FGHAB	1,000,000	-	-	1,000,000	0.08%	0.06%
Others	356,608,008	146,920	242,987,127	599,742,055	27.67%	38.23%
TOTAL	1,288,842,596	146,920	279,941,394	1,568,930,910	100%	100%

The chart below shows the amount of shares held by each of the foregoing in Eletrobras:

Therefore, the Federal Government holds, directly and indirectly, on the consolidated basis, an aggregate amount of 61.77% of the total shares of Eletrobras, but concentrated on common (voting) shares, with 72.33%.

The chart below shows a summary of the equity holdings of the Federal Government:

SHAREHOLDER	% ON	% TOTAL
Federal Government (Direct and Indirectly)	72.33%	61.77%
Others	27.67%	38.23%
TOTAL	100%	100%

Regardless of how Law 14,182 sets forth that any shareholder with more than 10% of the voting shares of the company will have their voting rights limited to that percentage, and even with the amendments to the bylaws of the company and the creation of the Golden Share (all of those matters will be better detailed further in this Report), there is still the question on whether, on a market standpoint, and regardless of the applicable legal protections, an additional safety buffer for the direct and indirect equity holdings of the Federal Government in the voting capital of Eletrobras is a measure to reduce uncertainties.

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Disregarding the fact of stating the obvious, any uncertainty that is identified by the market – and regardless of what is that uncertainty – ends up adversely affecting the pricing of the asset under analysis, what means that the upside to be captured by the Federal Government will be subject to the risk to be reduced. In this case, by allowing a buffer as little as “50% plus one share” by aiming the reduction of the final equity holding of the Federal Government in the voting capital of Eletrobras only by means of the Primary Offer that is subject to an overhang (which is the pressure to reduce the share price), we would be acting against the purposes of the Federal Government and, therefore, we should seek a path that mitigates those market uncertainties and the resulting penalty in the share price of Eletrobras. The applicable solution would be, therefore, the sale of the portion of the shares held by the Federal Government in the secondary Offer, in order to achieve the final level of direct and indirect equity holdings of the Federal Government in the voting capital of Eletrobras of 45%, which is a cautious and prudent buffer that aligns all worries of the market about the matter. Another possible solution, which would be the increase of the amount of shares in the Primary Offer, would not be recommended, since it would represent an even higher amount of shares in the Offer, therefore increasing the already challenging size of the Offer, which was already discussed above when dealing with the context of the transaction, and would increase the risk of overhang, which is the pressure to reduce the share price.

Still with respect to the use of the 45% threshold as the goal for the dilution of the Federal Government in the voting capital of Eletrobras, it is worth considering that the market joint opinion with respect to the ideal percentage is much lower – varying from 30% to 40%. In other words: as seen by the market, the dilution to be achieved substantially exceeds the one that is proposed herein. If we apply the standards that the market refers as optimum, the Offer should be expanded at least by R$10 billion – and it is precisely on this point that we should balance the market references against the actual scenario of the Offer. An increase of the Offer by this size would lead to a significant impact on the share price – and it would bring the very adverse impact on the upside of the Federal Government, as already calculated above. Therefore, even though the goal intended by the market is much lower than the one proposed herein, our recommendation must compare the final percentage of the Federal Government against the challenge represented by the size of the Offer. Therefore, the level of 45% is the appropriate one, to the extent that, on one side, it brings a level of comfort to the worries of the market while, at the same time, it does not increase the effects on the Offer of a such high size.

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As already stated above, even though this Report indicates the amount of R$23,218,488,754.73 as reference for the size of the Primary Offer, in accordance with the mindset that this amount shall be considered with certain flexibility (and with the purpose of confronting, on one side, the actual demand for the shares that is verified at the moment of the release of the Offer and, on the other side, the convenience of reducing the total amount that is ultimately defined for the Offer), we present below the matrix of sensibility indicating the absolute minimum amounts for the Offer, as well as of the Secondary Offer, in order to achieve the aforementioned percentage of 45%. The first chart compares the amount of the Primary Offer (indicated in the first column) against the share price (indicated in its first line, using as starting point the base price of R$35.00 per share, which was chosen because it is the rounding down of the share price of Eletrobras at the moment of delivery of this Report, followed by adds of R$5.00 to R$5.00 as from that price), showing the total amount of the Offer as result.

Amount of Primary Offer (in R$ billion)	Share Price (in R$ per share)
	35.00	40.00	45.00	50.00	55.00	60.00
18.0	22.2	24.0	25.8	27.5	29.3	31.0
19.0	22.8	24.5	26.3	28.1	29.8	31.6
20.0	23.3	25.1	26.9	28.6	30.4	32.1
21.0	23.9	25.6	27.4	29.2	30.9	32.7
22.0	24.4	26.2	28.0	29.7	31.5	33.2
23.0	25.0	26.7	28.5	30.3	32.0	33.8
23.2[4]	25.1	26.9	28.6	30.4	32.1	33.9

As an example, considering the first column of share prices of Eletrobras, the chart shows the scenario where the share price would be R$35.00. In this case, if the Primary Offer is R$18.0 billion, it would be required, in order to dilute the Federal Government until the safety buffer of 45% of equity holding, that the total Offer is R$22.2 billion. In summary: the total amount of the Offer would be R$22.2 billion at the price of R$35.00 per share, if the Primary Offer is R$18 billion, and so on and so forth in the other scenarios presented in the chart.

4 Corresponding to the price for the granting referring to the new concession agreements.

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The chart below repeats the same mechanics, presenting however the amount of the Secondary Offer that would result from each scenario of size of the Primary Offer, in relation to each possible share price that was considered.

Amount of Primary Offer (in R$ billion)	Share Price (in R$ per share)
	35.00	40.00	45.00	50.00	55.00	60.00
18.0	4.2	6.0	7.8	9.5	11.3	13.0
19.0	3.8	5.5	7.3	9.1	10.8	12.6
20.0	3.3	5.1	6.9	8.6	10.4	12.1
21.0	2.9	4.6	6.4	8.2	9.9	11.7
22.0	2.4	4.2	6.0	7.7	9.5	11.2
23.0	2.0	3.7	5.5	7.3	9.0	10.8
23.2	1.9	3.6	5.4	7.2	9.0	10.7

By using the same example above, in the scenario that the price is R$35.00 and the size of the Primary Offer is R$18 billion, it would be required a Secondary Offer of R$4.2 billion in order to dilute the equity holding of the Federal Government until the buffer of 45%, and so on and so forth, as presented in the chart.

Therefore, it was proposed the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 4 The Primary Offering shall be composed of ordinary shares in an amount which represents a financial amount equivalent to R$ 23,.218,488,754.73 (twenty-three billion, two hundred and eighteen million, four hundred and eighty-eight thousand, seven hundred and fifty-four reais and seventy-three cents).

Sole Paragraph. The average closing price of shares of the same class in the last 15 (fifteen) days prior to the date of public disclosure of the preliminary prospectus shall be considered to estimate the number of common shares to be issued, (“Launch of the Offering”).

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(...)

“Art. 6 In the hypothesis described in § 1 of art. 3, the sale of common shares within the Secondary Offering will be carried out in an amount that, considering the number of shares in the Primary Offering, reduces the Federal Government's interest, directly and indirectly, to 45% (forty-five) percent in ELETROBRAS' voting capital stock.

(...)

§ 2 Participation in the Secondary Offering, as selling shareholders of common shares, of companies directly or indirectly controlled by the Federal Government, will be allowed, provided that it is previously authorized by this Council”.

III.1.4. Internal approvals and corporate adjustments

The first internal process of Eletrobras required for the Privatization is the approval of the Offer by its shareholders’ general meeting, including the approval of the amendments to the bylaws of Eletrobras required for the Primary Offer (see item III.2).

In addition to this matter, Law 14,182 sets forth that certain conditions of the Privatization must be approved by the shareholders’ general meeting of Eletrobras. Also, due to the applicable legislation, the Federal Government shall abstain from voting in certain resolutions of such shareholders’ general meeting (see item III.2.8 below for details about the matters to be submitted to the shareholders of Eletrobras).

In addition to the shareholders’ general meeting of Eletrobras, it will be required the compliance with the internal governance rules of Eletrobras related to the Privatization and the preparatory steps for such (see items III.2 and III.4 below), specially due to the existence of certain related parties transactions that are required to prepare the Privatization (specially, the transfer of control of Eletronuclear and transfer of the equity holding in Itaipu by Eletrobras to the new state-owned company created by the Decree No. 10,791/2021, called Companhia Brasileira de Participações em Energia Nuclear e Binacional S.A. – “ENBpar”).

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III.1.5. Waivers

Eletrobras and its subsidiaries shall obtain the consents related to the Privatization, specially due to the change of control of Eletrobras and the subsidiaries that will not be segregated. In addition to the regulatory and governmental consents to be obtained as detailed further in this Report, it shall be obtained the consents of private entities as listed in Schedule III.1.5.

We highlight that, as further detailed in this Report, the control of Eletrobras will be decentralized after the Privatization. Therefore, there shall not be a transfer or sale of control, since the terms “transfer” and “sale” assume that there is the passage of control from one entity (in this case, the Federal Government) to another entity; which will not be the case in the Privatization, where there will not be a defined controlling shareholder after the transaction. There will only be a “change of” or “amendment to” the control, since the control of Eletrobras will be changed/amended with the exit of the Federal Government from the controlling position.

It is also important to note that the corporate reorganization to be implemented prior to the Privatization, as it will be better discussed further in this Report, implies the “transfer” or “sale” (and, therefore, also the “change” and “amendment”) of the direct control of Itaipu and Eletronuclear, from Eletrobras to ENBpar. There will not be, however, the indirect transfer, sale, change or amendment of such control, once the Federal Government will still be the final controlling shareholder of those entities.

We assume, for purposes of this Report, that the differences stated above were duly applied by the parties engaged to support BNDES in the legal due diligence regarding the Privatization (Service B).

III.1.6. New power generation concessions and granting bonus

As discussed in the Legal Report, article 1st of Law 14,182 provides, as condition for the Privatization, the grant of new concessions of generation of electric energy, for the term of 30 years, for the Concession Agreement No. 007/2004-Aneel-Eletronorte, signed between the Federal Government and Eletronorte, and the Concession Agreement No. 004/2004-Aneel/Furnas, specifically for the Hydroelectric Power Plant of Mascarenhas de Moraes, signed between the Federal Government and Furnas.

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Article 2 of such law authorizes the Federal Government to issue the granting of new concessions of generation of electric energy that are owned by or directly or indirectly controlled by Eletrobras and that: (i) were extended under article 1 of Law No. 12,783/2013; (ii) were comprised in the provisions of item II of paragraph 2 of article 22 of Law No. 11,943/2009; (iii) were comprised in the provisions of paragraph 3 of article 10 of Law No. 13,182/2015; (iv) were granted by means of the Concession Agreement No. 007/2004-Aneel-Eletronorte; and (v) were granted by means of the Concession Agreement No. 004/2004-Aneel-Furnas, specifically for the Hydroelectric Power Plant of Mascarenhas de Moraes.

According to article 4 of Law 14,182, the conditions for the aforementioned new grants of concession of generation of electric energy are the following:

(i)        the payment, by Eletrobras or its subsidiaries, as defined by CNPE, to CDE, which is provided in Law No. 10.438/2002, corresponding to 50% of the value added to the concession by the new agreements;

(ii)       the payment, by Eletrobras or its subsidiaries, of the granting bonus for the new power generation concession agreements, corresponding to 50% of the value added to the concession by the new agreements, discounted of certain expenses indicated in item II, sub items “a” the “d”, of article 4 of Law 14,182;

(iii)        the change in exploration regime for independent generation of energy, according to Law No. 9,074/1995, including with respect to the conditions of the terminated grants, of the repossession of the facilities and the indemnifications; and

(iv)        the undertaking of the management of the hydrological risk, being prevented the renegotiation under Law No. 13,203/2015.

The details of such conditions to be complied with are addressed in item III.1.6, subitems “a” and “b” of this Report.

The expenses to be deducted from the granting bonus refer to (i) the revitalization of the hydric resources of the basin of Rivers São Francisco and Parnaíba; (ii) the development of projects in the Legal Amazon with the purpose of structurally reducing the costs for power generation and navigation of Rivers Madeira and Tocantins; (iii) the projects in the influence area of the reservoirs of the hydroelectric power plants of Furnas which have their concession agreements affected by Law 14,182; and (iv) the reimbursement of the economic value of the power supply for the Integration Project of River São Francisco with the Northeast Hydric Basins.

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a)              Granting bonus and payment to CDE

According to article 5 of Law 14,182, the Ministry of Mines and Energy proposed, pursuant to CNPE Resolution No. 15/2021, the amounts relating to the payment to CDE and payment of granting bonus by Eletrobras or its subsidiaries.

CNPE Resolution No. 15/2021 set R$62,479,656,370.10 as the value added by the new power generation concession agreements subject to the grant of new concession agreements, and set R$23,218,488,754.73[5] as the price to be paid by Eletrobras or its subsidiaries as bonus for the grant of new power generation concession agreements, already discounting the expenses set forth in Law 14,182.

CNPE Resolution No. 15/2021 provides that the aforementioned granting bonus set at R$23,218,488,754.73 shall be paid in a single installment, no later than 30 days after the date of signing of the new concession agreements, adjusted pro rata die by the Selic rate for the federal bonds from January 1st, 2022 until the date of actual payment of the grant, in the event that the signing of new agreements occurs after January 1st, 2022.

In relation to the payment to CDE, as stated above, it shall be performed an initial investment of R$5,000,000,000.00, no later than 30 days after the date of signing of the new concession agreements, and annual investments from 2023, in April of each year, for the period of 25 years, which shall be updated by IPCA as from the base date of January 1st, 2022, in accordance with the following timeline:

DATE	PAYMENT TO CDE
Up to 30 days after signing of new concession agreements	R$5,000,000,000.00
2023	R$526,098,864.13
2024	R$1,052,197,728.26
2025	R$1,578,296,592.39
2026	R$2,104,395,456.52
2027	R$2,630,494,320.65

5 This amount is currently under review by TCU and, therefore, it may change upwards or downwards.

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From 2028 to 2047	R$2,630,494,320.65

The figures above shall be fully credited in favor of the power distribution concessionaires and permissionaires for purposes of the affordability of tariffs in the Regulated Market (Ambiente de Contratação Regulada – ACR), distributed proportionally to the amounts that were uncontracted as a result of the change of exploration regime to independent generation.

According to article 3, item II and paragraph 6, of Law 14,182, the signing of those new concession agreements shall be approved by the shareholders’ general meeting of Eletrobras, in which the Federal Government shall not vote.

b)              Renegotiation of hydrological risk

Law No. 14,052/2020, which was amended by Law No. 13,203/2015, sets forth that the compensation to the owners of hydroelectric power plants that participate in the Mechanism of Reallocation of Power (Mecanismo de Realocação de Energia or “MRE”), due to the effects caused by hydroelectric enterprises with priority in the public bidding and construction (as indicated by the CNPE) and by thermoelectric generation plants not comprised in the merit and importation order without physical guarantee, will be the extension of the granting period of the enterprises included in the MRE, limited to 7 years.

The aforementioned law also provides that the compensation is subject to the signing of the commitment term drafted by the National Agency of Electric Energy (Agência Nacional de Energia Elétrica or “ANEEL”) which comprises the waiver to any judicial claim regarding the limitation of hydrological risks related to the MRE.

Except for the hydroelectric power plant of Pedra da Chesf[6], all other hydroelectric power plants that will be subject to new concession agreements may join the conditions of the aforementioned renegotiation and, therefore, may have their current concession agreements extended in accordance with Law No. 14,052/2020.

6 Law No. 14,052/2020, regulated by ANEEL Rule No. 895/2020, provided for the new renegotiation of the hydrological risk of the free market (Ambiente de Contratação Livre – ACL). The assured energy of the applicable power plant was fully sold in the regulated market (Ambiente de Contratação Regulada – ACR) and, therefore, such power plant did not present an exposure to the hydrological risk that was the purpose of the renegotiation. Said power plant would not have complied with the requirements set forth in Law No. 14,052/2020 and ANEEL Rule No. 895/2020.

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Since the surviving granting period of the current concession agreements shall be taken into consideration when determining the value added by the new concession agreements and, therefore, of the granting bonus, the joining to the aforementioned renegotiation by the Eletronorte, Furnas and Chesf shall be defined for purposes of the calculation of the granting bonus.

Pursuant to ANEEL Rule No. 895/2020 and Confirmation Resolutions (Resoluções Homologatórias) ANEEL Nos. 2,919/2021 and 2,932/2021, ANEEL confirmed the calculation performed by the Chamber of Commercialization of Electric Energy (Câmara de Comercialização de Energia Elétrica or “CCEE”) of the extension period for the concessions that will be subject to new concession agreements.

The issuance of CNPE Resolution No. 15/2021 did not consider the extension period of the concessions of the hydroelectric power plants of Itumbiara, Tucuruí and Mascarenhas de Moraes, which was recently confirmed by ANEEL on September 14, 2021, by means of the Confirmation Resolution No. 2,932/2021. Therefore, since Eletrobras will join the renegotiation, as informed by the company itself, a future review of CNPE Resolution No. 15/2021 is currently expected and, as a result, the review of the granting bonus that was issued.

It is important to highlight that the aforementioned joining to the renegotiation of hydrological risk, if Eletrobras decides to proceed with such joining[7], must be done no later than 60 days after the issuance of the Confirmation Resolutions ANEEL Nos. 2,919/2021 and 2,932/2021, by means of communication to ANEEL jointly with the signing of the Acceptance Term of the Extension Period of the Grant and signing of the Waiver and Release, as set forth in Schedule II of ANEEL Rule No. 895/2020.

c)               New physical guarantees

According to article 2, paragraph 2 of Decree No. 5.163/2004, in accordance with the language provided by Decree No. 8,828/2016, “the physical guarantee of energy of the generation enterprise, to be defined by the Ministry of Mines and Energy and which shall be provided in the concession agreement or in the authorization act, will be equivalent to the maximum amount of electric energy related to the enterprise, including importation, which may be used as evidence of compliance with the power charge or commercialization requirements by means of agreements”.

7 The adhesion to the renegotiation of the hydrologic risk set forth in Law No. 14,052/2020 is not a mandatory condition for the process of privatization of Eletrobras, and it is therefore a discretional proceeding.

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In this context, we conclude that, regarding the grant of new concessions, the Ministry of Mines and Energy may define new physical guarantees. Since the physical guarantee corresponds to the amount of energy that may be sold by the power plant, the definition of new physical guarantees for the hydroelectric power plants of Eletronorte, Furnas and Chesf impacted the calculation of the granting bonus.

The definition of new physical guarantees by the Ministry of Mines and Energy shall follow the following procedure: (i) request for the calculation of physical guarantee to be officially delivered by the Ministry of Mines and Energy to the Power Research Company (Companhia de Pesquisa Energética or “EPE”); (ii) draft of the Technical Note (Nota Técnica) by EPE with the details of the calculation; and (iii) issuance of an Order (Portaria) by the Ministry of Mines and Energy defining the new amount of physical guarantee of the power plant.

On August 31, 2021, it was issued the Order (Portaria) of the Ministry of Mines and Energy No. 544, which defined the new amounts of physical guarantees of the hydroelectric power plants of Eletronorte, Furnas and Chesf, which will be subject to new concession agreements.

d)              CCC

As a result of the changes settled by Law No. 13.299/2016, CDE began to comprise the payment of reimbursements of expenses incurred with the purchase of fuel until April 30, 2016 by the concessionaires that have the right of reimbursement by CCC, that are duly evidenced but were not yet reimbursed, pursuant to legal requirements of power and economic efficiency, including inflation.

With respect to Eletrobras, in accordance with Resolution CPPI No. 20/2017, which approved the transfer of corporate control by Eletrobras in the distribution companies Boa Vista, Ceal, Cepisa, Ceron, Eletroacre and Amazonas, it “shall undertake the rights and obligations attributed to the distribution companies, regarding the Fuel Consumption Account (Conta de Consumo de Combustíveis) - CCC and the Power Development Account (Conta de Desenvolvimento Energético) - CDE, including the credits and debts that may be later acknowledged by the proper entity or by the distribution companies and which have the triggering event occurring prior to the transfer of corporate control that is provided in this Resolution”.

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In this context, Eletrobras began to be the holder of any right of reimbursement, with respect to CCC, of expenses with the purchase of fuel for thermoelectric generation that are duly evidenced, but were not yet reimbursed, as a result of the legal requirements of economic and power efficiency imposed at the time of the disbursement.

Notwithstanding the above, Law 14,182 sets forth, in article 5, paragraph 1, item II, that it will be deducted from the calculation of the value added to the concession in the context of the Privatization the amounts of the aforementioned reimbursements, but it expanded the period of the expenses with fuel to those incurred until June 30, 2017.

CNPE Resolution No. 15/2021 sets forth that the amount of CCC credits to be deducted from the value added by the new concession agreements is R$2,906,498,547.37, to be updated by IPCA, with base date of January 1st, 2022.

e)               Term for the dequotization

Law 14,182, in article 5, provides that the uncontracting of electric energy that was contracted under article 1st of Law No. 12,783/2013 (regime of quotas) shall occur within the minimum term of 5 years and maximum term of 10 years.

CNPE, by means of CNPE Resolution No. 15/2021, determined that the aforementioned uncontracting will be equivalent to 20% per year, beginning on January 1st, 2023, ending after the period of 5 years, except for the hydroelectric power plants of Tucuruí, Curuá-Una and Mascarenhas de Moraes, with availability of energy as from the signing of new concession agreements.

III.1.7. Federal Court of Accounts (Tribunal de Contas da União)

As discussed in item III.2.1 of the Legal Report, one of the governmental bodies involved in the process of Privatization of Eletrobras is TCU, in accordance with Rule (Instrução Normativa) No. 81/2018 (“IN 81/2018”).

Article 2, paragraph 2 of IN 81/2018 sets forth that the summary of the Privatization model, which shall describe the purpose, estimated investments amounts, importance and timeline of the process, shall be delivered to TCU no later than 150 days in advance of the estimated date for the publishing of the public bidding notice (edital de licitação) (which shall be understood as the draft of preliminary prospectus[8]).

8 We are considering the public bidding notice (edital de licitação) as the draft of the preliminary prospectus for purposes of the calculation of the deadlines before TCU, since the draft preliminary prospectus is the document presented to CVM in the first filing of the Offer.

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Also, article 4 of IN 81/2018 sets forth a series of additional documents applicable to the Privatization that should initially be presented to TCU within 90 days from the date of publishing of the public bidding notice (edital de licitação) (draft of preliminary prospectus), pursuant to article 8.

Regarding those new concessions, article 8 of IN 81/2018 provides that it shall be delivered to TCU, no later than 90 days before the estimated date for the publishing of the public bidding notice (draft of preliminary prospectus), all documents listed in article 3 referring to the concessions. Therefore, in the context of the Privatization, the value added by the new power generation concession agreements, comprised by the granting bonus and by the payment to CDE, must be delivered to TCU within the aforementioned period.

Since TCU also oversees the calculation of the value added to the concessions and may present recommendations that may lead to the change of the amounts defined by CNPE, it shall be considered that the model and studies of the Privatization may need to be changed and, in this event, they shall once again be submitted for approval of CPPI.

During the process of modeling the Privatization, BNDES discussed its worries with the potential incompatibility between the legal deadlines set forth by TCU for the delivery of its assessment of the transaction and the intended timeline for the funding of Eletrobras. In addition to the issue with the timeline, the compatibility of rules and practices applicable to the oversight of the privatization process with the rules and practices applicable to public offerings and to capital markets transactions represents a significant challenge. However, as we will discuss in item III.2.12 below, by means of the deciding order (despacho decisório) of Minister Aroldo Cedraz in the Order (Ofício) 35258/2021-TCU/Seproc, TCU did not deny a possible flexibility on the terms set forth in IN 81/2018 with respect to the scope of the oversight of the Privatization.

Notwithstanding, until the date of delivery of this Report, TCU had not formally committed to receive the documents and perform their analysis within the timeline that allows the

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Privatization to occur within the term provided in the timeline of the transaction, and therefore it is still an issue for the modeling of the privatization.

Still with respect to the acting of TCU in the process, it is convenient to state that BNDES informed the Consortium that BNDES has recently received the Order (Ofício) 57760/2021-TCU/Seproc from TCU regarding the process related to the resume of the construction of Angra 3 Power Plant in which TCU, in summary:

(i)        determines the hearing of the Ministry of Mines and Energy, CNPE, Eletronuclear, Eletrobras and BNDES to express their opinions with respect to the facts mentioned in the diligence conducted by TCU’s technical team and to evidence the compliance with the provisions of article 10 of Law 14,120/2021 and article 2 of Decree 9,9152019, specially with respect to the legality of the resume of the enterprise before a resolution from CNPE with respect to: i. the grant for the exploration of the nuclear thermoelectric power plant of Angra 3, including with respect to each milestone (article 10, item I and paragraph 1, item II); and ii. definition of the energy price based on the study that jointly considers the financial and economic feasibility of the enterprise and its financing in market conditions (article 10, paragraph 3);

(ii)        leads to the understanding that it would not be possible to assess the feasibility of the project, and the reasonability and affordability of the energy price generated by Angra 3 (aspects which shall be complied with pursuant to Law 14,120) before the end of the studies engaged by Eletronuclear before BNDES; and

(iii)        highlights that TCU may condition the continuity of the project to the compliance with Law 14,120/2021 and Decree 9,9152019, specially with respect to the definition of the energy price.

III.1.8. Consultation to ANEEL

ANEEL shall be consulted in relation to the period required for its consent to the transfer of the direct control of Itaipu and Eletronuclear as part of the corporate reorganization that is required prior to the Privatization.

As discussed in item III.2.5 of the Legal Report, we believe that the decentralization of shares of Eletrobras, whereby Eletrobras will have a decentralized capital structure, does not require the prior approval of ANEEL.

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III.1.9. Intended Timeline

The base timeline of the Privatization process that was used for purposes of this Report was based on guidelines provided by the proper federal bodies after the assessment of all applicable aspects, including by considering the challenges presented in preliminary studies of the Privatization.

Therefore, one of the defined guidelines was that the prospectus of the Offer will initially be prepared based on the audited consolidated financial statements of Eletrobras of the third quarter of 2021.

In this case, the deadline for the pricing of the Offer is February 10, 2022, and therefore the filing of the preliminary prospectus shall occur by January 21, 2022, as indicated in Chart 1 below.

Chart 1 – Intended Timeline for the Offer with the Financial Statements of the Third Quarter of 2021

Event	Deadline
Approval of the Detailing of the Model by CPPI	October 19, 2021
Shareholders’ meeting of Eletrobras to approve the Offer and the corporate restructuring of Eletronuclear and Itaipu	January 04, 2022
Final decision of TCU with respect to the Privatization	January 19, 2022[9]
Disclosure of the preliminary prospectus	January 21, 2022
Definition of the Price of the Offer	February 10, 2022

It is important to note that the timeline is challenging and it presents risks of execution as a result of the lack of a buffer to accommodate possible delays.

In order to mitigate that risk, all activities shall be constantly checked, including by the Federal Government and, whenever possible, they shall be advanced in order to keep the process in a solid position.

9 Approximate maximum date, considering the need of a final decision of TCU before the filing of the Preliminary Prospectus.

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III.1.10. BNDES considerations about the economic and financial assessment of the segregation of Eletronuclear

Eletronuclear engaged BNDES for the structuring of the legal, economic and operational model for the partnership with private entities for Angra 3 Thermonuclear Power Plant.

The model proposed by BNDES in February 2020, approved by Eletronuclear, by the interministerial committee and by CPPI (in the meeting held on June 10, 2020), involves the engagement of 2 types of partners: 1 (or more) EPC partner(s) and 1 (or more) financing partner(s)[10], and also provides that the Federal Government shall invest approximately R$3.5 billion in cash in Eletronuclear, by means of ENBpar, in order to support the financing of the construction of the Power Plant of Angra 3.

Law No. 14,120/2021 sets forth that the energy price of Angra 3, “which shall be approved by CNPE, will result from studies engaged by Eletrobras Termonuclear S.A. (Eletronuclear) with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and shall consider, jointly, the economic and financial feasibility of the enterprise and its financing in market conditions, and complying with the principles of reasonability and affordability of tariffs, and the Power Research Company (Companhia de Pesquisa Energética) shall be heard with respect to the impacts to the power consumer”.

It is currently ongoing the performance of the technical and operational assessment of the Power Plant of Angra 3, which was engaged by BNDES, with the purpose, among others, of estimating the investment required for the completion of the construction and implantation works of the power plant, the execution timeline, as well as the costs to be incurred by Eletronuclear in the event that it is decided to abandon the works. Also, BNDES is also engaging other diligence services for this project (accounting, legal, social and environmental, among other studies) and the financial and legal support, with the purpose of structuring the Project Finance for Angra 3.

At the end of those studies, BNDES, as provided by law, will propose to CNPE the lowest possible price for the energy to be generated by the power plant, which is capable of absorbing all costs of its physical guarantee, as well as the costs with the construction, compensation of shareholders’ and third-party capital, taxes, administrative costs and operational costs to the final consumers of the Integrated National System and jointly complies with the criteria of economic and financial feasibility and financing in market conditions. This financial exercise is attributed to BNDES under the scope of its duties and, within those limits, BNDES may confirm that its calculations will comply with the principles of reasonability and affordability of tariffs.

10 On the date of delivery of this Report, the studies of the estimated costs involved in the engagement of those 2 types of partners was still ongoing, as well as the costs with the possible demobilization of the Power Plant of Angra 3.

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However, the approval of the corporate restructuring of Eletronuclear to be implemented to transfer its control from Eletrobras to ENBpar, as a result of the timeline of the project, shall occur in a moment prior to the ending of the studies engaged by Eletronuclear with BNDES and, therefore, prior to the definition of the price of the energy to be generated by the power plant. Therefore, the economic and financial assessment of Eletronuclear, which has supported this modeling, will be performed before the end of the estimate of the investment required for the implantation of the project and, therefore, before the final energy price is known.

This situation led to a series of disclaimers from BR Partners, which was engaged to perform such economic and financial assessment, with respect to the uncertainties of its results, as well as highlighting certain risks to the execution of the corporate restructuring, which will be presented in details in item III.4.5 below, jointly with the proposed solutions to address those risks, the respective ways to mitigate those risks and the allocation of the remaining risks.

III.1.11. Conditions for the segregation of Itaipu

As detailed in the Legal Report, the actual and legal situation regarding Itaipu and, therefore, to be observed for purposes of the modeling of the corporate transaction that shall ultimately transfer the portion of Itaipu’s capital stock currently held by Eletrobras to the direct or indirect ownership of the Federal Government, is very complex.

It refers to a situation where the implementation procedure is not provided in the Treaty nor in its Schedules or reversal notes (notas reversais), and which any comparison against typical provisions of local legislation or existing financial instruments may not fully apply. Law 14,182, even though it provides that the aforementioned segregation shall occur, also did not set forth the manner by which this transaction should occur.

Therefore, it is important to note that it is not possible to assure that there is no different interpretations that may lead to different conclusions for the model of the transaction of keeping the capital stock of Itaipu that is currently held by Eletrobras under the direct or indirect control of the Federal Government.

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However, we believe that the conclusions and proposals presented herein, in our best understanding and based on the information provided, are the most adequate and recommended for the matter.

III.2. Identification and Planning of the Corporate Steps

III.2.1. Assessment by an independent specialized expert

The Privatization shall occur after the Restructuring (as defined below), the segregation of other assets and programs that shall remain as state-owned, and the signing of an operational transition agreement for social programs, as detailed in item III.4, in addition to being conditioned to the new concessions (jointly, the “Related Transactions”). Those transactions are subject to the terms of the Policy for Transactions between Related Parties of Eletrobras[11] (“Related Parties Policy”), since they will be entered into between the Federal Government and companies controlled by it[12].

The Related Parties Policy sets forth that the transactions between related parties “must be commutative, mutually beneficial and negotiated in market conditions, or result on fair compensation” (item 4.1).

If there are questions when assessing the commutativity or in the event of complex transactions, the assessment shall be made by an independent specialized expert that is not related to the involved companies (Related Parties Policy, item 4.1.12).

11 We assumed that the Policy for Transactions between Related Parties of Eletrobras, v. 3.0 of December 23, 2020, available at https://eletrobras.com/pt/SiteAssets/Paginas/Bylaws-Politicas-e-Manuais/POL-19.pdf, is in effect. Accessed on August 15, 2021.

12 According to article 4.1.7 of the Related Parties Policy, it shall be considered as related-party transactions those entered into with:

“a) Eletrobras’ companies (directly or indirectly controlled by it);

b) the Federal Government and companies controlled by, related to and entities linked to the Federal Government;

c) related companies (coligadas), jointly controlled enterprises, joint operations, structured entities;

d) companies controlled by related companies (coligadas);

e) severance entities (entidades de previdência complementar) and entities of social and health support of Eletrobras companies;

f) entities related to the controlling shareholder; and

g) companies related to key-management or their relatives.”

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Therefore, we understand that the management of Eletrobras must consider submitting the Related Transactions to the analysis of an independent expert, due to its complexity and importance.

Finally, we understand that there is no specific term for the analysis of this independent specialized expert. However, we understand that the analysis shall be delivered to the department proposing the Related Transaction, in order to support the decision of that department.

III.2.2. Decision of the proposing department

The department proposing the Related Transaction shall issue its decision about such transactions for later delivery to the applicable governance bodies, in order to allow the continuity of the approval process (Related Parties Policy, item 5.3).

We understand that there is no specific term for that analysis. However, in accordance with item 5.3 of the Related Parties Policy, the general secretary (secretaria geral) or the governance secretary (secretaria de governança) must check the documentation and submit to the proper collegiate body after identification of the transaction by the proposing department.

III.2.3. Verification by the Governance Secretary or General Secretary

The Governance Secretary (Secretaria de Governança) or the general secretary (secretaria geral) shall verify the documentation required for the matters to be submitted to the respective collegiate governance bodies, and inform to the Chief Financial Officer and to the governance department of Eletrobras the transaction with related parties (Related Parties Policy, item 5.5). We understand that there is no specific term for that verification by the General Secretary or Governance Secretary.

III.2.4. Assessment by the Statutory Audit and Risk Committee (Comitê de Auditoria e Riscos Estatutário) (CAE)

We understand that the internal rules of Eletrobras are not clear about the need for the analysis of all Related Transactions by the Statutory Audit and Risks Committee (Comitê de Auditoria e Riscos Estatutário or “CAE”).

According to the Related Parties Policy, the CAE must previously assess the transactions that shall be analyzed by the board of directors, in accordance with the Attributions Regulation (Regulamento de Alçadas) that was disclosed for our analysis, which involve Eletrobras and the Federal Government, its autarchies and foundations, and that comply with the materiality criteria provided in CVM Rule No. 552/2014, as amended (Related Parties Policy, item 4.3.3). However, the Related Transactions will be submitted to the shareholders’ general meeting of Eletrobras, and not to the board of directors (which, as will be discussed below, will only opine on Related Transactions and deliver that opinion to the shareholders’ general meeting of Eletrobras).

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However, the Internal Regulation of the Audit Committee (Regulamento Interno do Comitê de Auditoria) comprises certain provisions that bring some questions with respect to the attribution of assessing Related Transactions:

(i)       following the compliance with the Policy of Transactions with Related Parties and other rules about the matter, recommending possible improvements and, observing the materiality rules, the analysis and recommendation of specific transactions (Internal Regulation of CAE, item 5.1(xxxi)); and

(ii)        following, in the context of the attributions of CAE, the drafting and execution of investment and divestment plans of Eletrobras and its subsidiaries (Internal Regulation of CAE, item 5.1(xxxiv)).

We understand that these provisions do not apply to the Related Transactions to be submitted to the shareholders’ general meeting, since the materiality criteria set forth by the Attributions Regulation do not deal with the attributions of the shareholders’ general meeting of Eletrobras. In addition, the divestment resulting from the Restructuring is not “in the context of the attributions of the CAE”.

On the other hand, considering that (i) the board of directors will opine with respect to the matter to be submitted to the shareholders’ general meeting, (ii) there are questions about the interpretation of the aforementioned internal rules, and (iii) when discussing with Eletrobras, we verified that the internal bodies of Eletrobras understand that the opinion of CAE is required for transactions with related parties, we understand that it is advisable that the Related Transactions are submitted to CAE.

Therefore, the procedures for the calling and holding of a CAE meeting to resolve on Related Transactions shall be taken.

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CAE meetings occur ordinarily at least 4 times per month, on the date, local and time set forth by the Coordinator (Internal Regulation of CAE, item 6.2(a)).

Meetings may be called extraordinarily, by the Coordinator, in an urgent manner for safeguarding of true interests of the company or in order to avoid the loss of rights (Internal Regulation of CAE, item 6.2(f)).

The agenda of the meeting and full supporting material shall be delivered to the members of CAE at least 3 days in advance, except under exceptional circumstances authorized by the Coordinator of the Committee, on an urgent basis (Internal Regulation of CAE, item 6.4).

III.2.5. Board of officers of Eletrobras

Considering that, as part of the Restructuring, it will be required certain capital increases of Eletronuclear and the signing of a shareholders’ agreement of Eletronuclear (as detailed in item III.4.3), it will also be required to comply with the internal procedure of Eletrobras required for such (Attributions Regulation, items 16 and 18). In addition, we understand that the board of officers of Eletrobras will formally deliver the proposal related to all matters of the Privatization.

The board of officers of Eletrobras shall also indicate the representative of Eletrobras in the shareholders’ meetings of Eletronuclear (Internal Regulation of the board of officers, article 5, item “p”).

We shall, therefore, consider the procedures for the calling and holding of a meeting of the board of officers of Eletrobras in order to resolve about the matter.

The board of officers gathers once per week, on the date and time settled by the President and informed to the other members by the General-Secretary (Internal Regulation of the board of officers, article 6, caput and paragraph 1).

The agenda shall be delivered by the General Secretary no later than 24 hours in advance of the beginning of the meeting (Internal Regulation of the board of officers, article 12, caput and paragraph 1).

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III.2.6. Board of directors

The board of directors of Eletrobras shall approve the issuance of new shares by Eletronuclear, the signing of agreements that involve amounts exceeding R$50 million and the signing of shareholders’ agreements by Eletrobras (Attributions Regulation, items 16, 17 and 18).

In addition, pursuant to the bylaws of Eletrobras, the board of directors shall opine about all matters to be submitted to the shareholders’ general meeting of Eletrobras, as well as the calling of the meeting (article 36, items L and LXIII).

The meeting of the board of directors shall be called at least 7 days in advance, except when regards to matters of urgency (Internal Regulation of the board of directors, section 8.3.1) by the president of the board of directors (Internal Regulation of the board of directors, section 7.1.1(f)).

III.2.7. Audit committee (conselho fiscal)

The audit committee (conselho fiscal) of Eletrobras shall oversee the acts of management and the budget, financial and asset management of Eletrobras.

The audit committee ordinarily gathers on a monthly basis, by means of a calling with 5 days in advance, and extraordinarily whenever required, and the meetings are called by the President of the body (Internal Regulation of the audit committee, article 16, caput and paragraph 1).

The agenda of the meeting shall be delivered to the members jointly with the list of matters to be decided and the copy of the minutes of the previous meeting. On an urgent basis, as recognized by the committee, it may be submitted for discussion and voting any documents that are not included in the agenda (Internal Regulation of the audit committee, article 16, paragraphs 2 and 3).

III.2.8. Shareholders’ general meeting

The shareholders’ general meeting shall approve the following matters:

Pursuant to Law 14,182 and the Bylaws of Eletrobras:

(i)	corporate restructuring in order to keep Eletronuclear and Itaipu under the direct or indirect control of the Federal Government, as detailed in item III.4 below (“Restructuring”), including the signing of the investment agreement and shareholders’ agreement described in item III.4.5.a);

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(ii)	approval of the Offer, as well as its terms and conditions;

Pursuant to Law 14,182:

(iii)	signing of new power generation agreements, replacing the current agreements in effect on the date of issuance of Law 14,182, as detailed in item III.1 above;
(iv)	amendments to the statutory governance rules of Eletrobras in order to:

a) prohibit that any shareholder or group of shareholders exercise votes exceeding 10% of the amount of shares in which the voting capital of Eletrobras is divided;

b) prohibit the signing of shareholders’ agreements for the exercise of voting rights, except for the formation of blocks with an amount of votes that does not exceed the limit in item “a” above;

c) create a preferred share of special class, of exclusive ownership of the Federal Government, pursuant to paragraph 7 of article 17 of Law No. 6,404/1976 (“Corporation Law”), which will grant veto rights on the resolutions related to the matters that are referred to in items “a” and “b” above (“Golden Share”);

(v)	maintenance of payment of the associative contributions to Cepel, during 6 years, as of the date of the Privatization;
(vi)	development of projects that will comprise programs of:

a) revitalization of hydric resources of the basins of river São Francisco and river Parnaíba;

b) structural reduction of costs with power generation in the Legal Amazon and the navigation of river Madeira and river Tocantins; and

c) revitalization of hydric resources of the basins defined in accordance with item V of caput of article 1st of Law No. 9,433/97 that are in the influence area of the reservoirs of the hydroelectric power plants of Furnas, which had their concession agreements affected by that Law;

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(vii)	assumption of subsidiary liability with respect to the compliance with the programs set forth in articles 6, 7 and 8 of Law 14,182;

Pursuant to the Corporation Law:

(viii)	in order to allow the Primary Offer, amend the bylaws of Eletrobras in order to:

a) create an authorized capital (capital autorizado), pursuant to article 168 of the Corporation Law; and

b) provide the lack of preemptive right of the shareholders for the subscription of the Primary Offer, according to article 172, caput and item I, of the Corporation Law[13];

Alternatively, in accordance with suggestions discussed between the Consortium and BNDES:

(ix)	set forth the mechanism for the protection of the decentralization of shares of Eletrobras, with the obligation to perform the public tender offer for the purchase shares (oferta pública de ações or “OPA”) by the shareholder that achieves a certain amount of common (voting) shares, obliging it to acquire the common (voting) shares held by the other interested shareholders for the price exceeding the market price, as a way to incentivize the maintenance of the decentralization of shares (usually called “poison pill”), in accordance with the following:

a) any shareholder or group of shareholder that directly or indirectly exceeds on the consolidated basis 50% of the voting capital, shall perform a public tender offer of shares, for the price that is at least 200% higher than the highest trading price for the common (voting) shares in the last 504 trading days, updated by the Selic rate (provided that such rule would only apply to whoever ends up holding that percentage of the voting capital after the effectiveness of such rule);

b) any shareholder or group of shareholder que directly or indirectly exceeds on the consolidated basis, 30% of the voting capital, perform a public tender offer of shares, for the price at least 100% higher than the highest trading price for the common (voting) shares in the last 504 trading days, updated by the Selic rate (provided that such rulewould only apply to whoever ends up holding that percentage of the voting capital after the effectiveness of such rule); and

13 Even though it is not required by law, we understand that this procedure is the safest and usual way for the intended purpose. By creating an authorized capital, the board of directors may approve the issuance of shares of Eletrobras with no need for the shareholders’ meeting. In addition, it is usual to provide that the preemptive right of shareholders in primary offers does not apply to the issuance of shares for public distribution.

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(x)	approve the other Related Transactions not included in the matters listed above.

In addition, the bylaws of Eletrobras shall be fully amended and restated in order to remove the provisions that are not compatible with the Privatization of Eletrobras, such as the appointment of board members by the Federal Government, and activities of its corporate purpose that are related to the duties of Eletrobras in the Public Administration.

Therefore, it was proposed the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, of 2021:

I - amendment to ELETROBRAS' Bylaws, to:

a) prohibit any shareholder or group of shareholders from exercising votes in a volume greater than 10% (ten percent) of the number of shares into which ELETROBRAS' voting capital is divided;

b) prohibit the execution of shareholders' agreements for the exercise of voting rights, except for the formation of voting blocs with a number of votes lower than the limit of letter “a”;

c) create special class preferred share, to be held exclusively by the Federal Government, pursuant to §7 of art. 17 of Law No. 6.404, of 1976, which will grant the power of veto in corporate resolutions related to the matters dealt with in sub items “a” and “b”;

d) establish that any shareholder or group of shareholders that directly or indirectly exceed, in total, 50% (fifty percent) of the voting capital stock and that does not return to a level lower than such percentage within 120 (one hundred and twenty) days, carry out a Public Offering for Acquisition, for a price at least 200% (two hundred percent) higher than the highest quote of common shares in the last 504 (five hundred and four) trading sessions, updated by the SELIC rate;

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e) establish that any shareholder or group of shareholders that directly or indirectly exceed, in total, 30% (thirty percent) of the voting capital stock and that does not return to a level lower than such percentage within 120 (one hundred and twenty) days, carry out a Public Offering for Acquisition, for a price at least 100% (one hundred percent) higher than the highest quote of common shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody - SELIC;

f) establish authorized capital, pursuant to art. 168 of Law No. 6.404, of 1976, allowing the capital stock of ELETROBRAS to be increased in an amount, at least, sufficient to make up the amount necessary to carry out the Primary Offering, also considering the possibility of distributing the Over-allotment Shares and the Additional Shares; and

g) provide for the absence of preemptive rights of shareholders for the subscription of the primary portion of the Offering, pursuant to art. 172, main section of this article and item I, of Law nº 6.404, of 1976;

(...)

§ 1 The statutory changes provided for in sub items “a”, “b”, “c”, “d” and “e” of item I of the main section of this article shall comply with the provisions of § 6 of art. 3 of Law No. 14,182, of 2021, and will enter into force only after the settlement of the Global Public Offering, pursuant to § 2 of art. 3 of the aforementioned Law.

§ 2 The statutory changes provided for in items “f” and “g” of item I of the main section must comply with the provisions of § 6 of art. 3 of Law No. 14,182, of 2021, and will enter into force after their approval by the general shareholders’ meeting of ELETROBRAS.

§ 3 The Articles of Association of ELETROBRAS shall provide, in order to comply with the rule set forth in sub item “f” of item I of the main section of this article, that the body with powers to resolve on the capital increase, including determining the issue price of shares to be offered in the market, will be the company's board of directors.

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§ 4 The provisions of sub items “d” and “e” of item I of the main section of this article shall not apply to the effective, direct or indirect, interest of the Federal Government in the voting capital stock of ELETROBRAS on the date the amendment to Eletrobras’ Articles of Association takes effect, but it will be applicable if, in the future, after a reduction, its interest increases and exceeds the percentages of 50% (fifty percent) or 30% (thirty percent) of ELETROBRAS' voting capital stock, respectively.”

a)              Notes about the resolutions related to the Related Transactions

The Related Transactions will be analyzed by the shareholders’ general meeting after the compliance with the procedures applicable to the aforementioned transactions with related parties.

b)              Notes about resolution “iv” – Amendments to the statutory governance rules of Eletrobras

Once the bylaws of Eletrobras are amended[14], the votes attributed to the common (voting) shares held by the same shareholder or group of related shareholders that exceed 10% of the voting capital of Eletrobras must not be considered by the president of the shareholders’ general meeting where those votes are cast. It does not mean, however, that a shareholder or group of shareholders may not hold more than 10% of the common (voting) shares of Eletrobras – it actually means that, in this case, the exceeding votes will be disregarded in the applicable voting. The bylaws shall also provide for mechanisms for the separate counting of votes of group of shareholders that jointly hold more than 10% of the voting capital of Eletrobras.

In the event that a certain group of shareholders holds more than 10% of the voting capital of Eletrobras, the number of votes that each of them may cast will be proportional to its equity holding, provided that the aggregate amount of votes does not exceed the aforementioned limit.

Regarding the definition of group of shareholders, we understand that the bylaws of Eletrobras shall set forth how a group of shareholders will be characterized, as a way to reduce possible questions about the use of the term. In the discussions between the Consortium and BNDES, we concluded that the following definition of group of shareholders shall apply:

14 See Valuation Report No. 821813 of CGU, dated September 06, 2021, about the risks of the concentration of mechanisms of limitation of voting rights.

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I – those that are parties to voting agreements, whether directly or by means of controlled companies, controlling companies or companies under common control;

II – if the party is, directly or indirectly, the controlling shareholder or controlling company of the other, or others;

III – those that are companies directly or indirectly controlled by the same person, or group of persons, shareholders or not;

IV – those that are companies, associations, foundations, cooperatives and trusts, funds or portfolio investments, pool of rights or any other form of organization or enterprise with the same management or fund managers, or, also, those which the management or fund managers are companies directly or indirectly controlled by the same person, or group of persons, shareholders or not;

V – investment funds with the same management or fund manager, which investment and voting cast policy in meetings, in accordance with the respective regulations, are attributed to the management or fund manager on a discretionary basis; and

VI – any shareholders or group of shareholders, in a certain meeting represented by the same attorney-in-fact, manager or representative at any title, except in the event of holders of securities issued in the context of the Depositary Receipts program of Eletrobras, when represented by the respective depositary bank.

Still with respect to this matter, it is advisable to provide in the bylaws of Eletrobras that the shareholders shall keep Eletrobras informed about its belonging to a group of shareholders that hold 10% or more of the voting capital. In addition, we understand that the shareholders that are present at general meetings shall present the documents that may be required to allow the president of the meeting to verify any possible link between such shareholder and other present shareholders, in order to duly verify whether there is any group of shareholders that is present and jointly should have their votes limited to 10% of the voting capital.

Such verification may be complex for example when dealing with shareholders that are investment funds, especially those with related managers. Therefore, it is important that the documents required for such are previously aligned with Eletrobras.

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Regarding the prohibition of the signing of shareholders’ agreements that deal with voting rights (except for the formation of blocks with a number of votes that do not exceed the limit of 10% of the voting capital), in the event that those agreements are signed, they shall not be valid against Eletrobras, its shareholders and management and will therefore be disregarded in shareholders’ general meetings where they would apply. It is important to note that the provision in Law 14,182 prohibits exclusively the voting agreements for the formation of blocks exceeding 10% of the voting capital, and therefore it does not prohibit for example agreements referring to rights and restrictions to the transfer of shares between the shareholders (such as rights of first offer, rights of first refusal or tag along rights within a group of shareholders).

Finally, with respect to the Golden Share, since Law 14,182 refers to “a preferred share”, in singular, it shall be understood that only one preferred share of special class shall be created, to be held by the Federal Government[15].

c)               Notes about resolution “iv”, “c” – Withdrawal right and special meeting for the creation of the Golden Share

We understand that, in principle, the creation of the Golden Share does not grant any withdrawal right to the other shareholders, since article 137, item I, of the Corporation Law provides that only the shareholders that hold shares of the harmed type or class are entitled to a reimbursement right.

Therefore, even though the Golden Share grants an additional right to those granted to the other preferred shares (i.e., voting rights, in addition to the voting right in certain matters, as discussed above), the other shareholders of Eletrobras would not be actually harmed by that right and, therefore, the withdrawal would not apply.

In the same lines, we understand that paragraph 1st of article 136 of the Corporation Law does not apply, since there is no harmed class of shares and, therefore, there is no need to hold a special meeting of preferred shareholders for the approval of the creation of the Golden Share.

15In the event that it is decided in the future to cancel the Golden Share, TCU already decided that “there is no legal provision for the cancelling of shares of special class, neither the attribution of responsibility for the decision to cancel those rights, so this matter shall be treated by the Legislative body, including with respect to the possible need for the financial compensation to the Federal Government” (Decision (Acórdão) 284/2020-Plenário, Draftsman (Relator) José Mucio Monteiro, session of February 12, 2020).

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However, we highlight that, in the event that the list of matters subject to the veto right is expanded (see item III.7 below), it is possible that the argument of lack of harm to the other shares is weakened, since the inclusion of new vetoes means, in other words, the exclusion of the freedom to decide about those matters by the holders of common (voting) shares.

d)              Notes about resolution “viii” – Preemptive right and authorized capital

As detailed in the Legal Report, even though there is no legal requirement for such, the resolutions set forth in item “vii” are advisable for the feasibility of the Primary Offer, in accordance with the intended timeline proposed in this Report.

The authorized capital set forth in the bylaws of Eletrobras shall be sufficient to comprehend the Offer, including the shares of the supplementary batch (Green Shoe) and the additional shares (Hot Issue).

e)               Note about resolution “ix” – Poison pill

In line with the considerations noted when discussing the context of the Offer, the lesser the uncertainties about the governance structure of Eletrobras after the privatization, the lesser its share price will be penalized with respect to any contingencies that the investors may reflect at pricing. For that reason, in addition to the legal provisions of Law 14,182 about the governance of Eletrobras after the Offer, a series of other provisions, mainly of a corporate nature, will be implemented at the company. As examples, there are amendments to the bylaws with respect to the limitation to the exercise of voting rights above certain levels (more precisely 10%), the creation of the Golden Share in order to allow the Federal Government to maintain those provisions, as well as the dilution of the Federal Government to 45% of the capital stock of Eletrobras as the parameter for the definition of the size of the Offer. All those measures intend to preserve a solid structure of true corporation for Eletrobras, and they are based on the guideline of reducing the uncertainties of potential investors and therefore maximizing the upside of the Federal Government.

An additional measure in the same direction is the provision of mechanisms to discourage the concentration of shares of Eletrobras on the hands of a sole shareholder (or shareholders that belong to a single economic group). Based on the corporate legislation and financial market language, those mechanisms are called poison pills. In summary, they are statutory provisions that force the shareholder that exceeds a certain level of direct or indirect ownership of shares to purchase all remaining shares of the company, by a price level that represents a material discouragement to the concentration of shares on its power, subject to having its voting rights in the company suspended while the aforementioned purchase is not completed.

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This mechanism has more commonly and rapidly being used among companies listed in the Brazilian stock exchange, with examples as wide as Petrobras Distribuidora S.A., EMBRAER – Companhia Brasileira de Aeronáutica S.A., Natura & CO Holding S.A., Lojas Renner S.A., BRF S.A., Cosan S.A., Americanas S.A., Companhia Hering, Tecnisa S.A., Gafisa S.A., BRASILAGRO – Companhia Brasileira de Propriedades Agrícolas, Diagnósticos da América S.A. – DASA, EZ TEC Empreendimentos e Participações S.A., Focus Energia Holding Participações S.A., and Valid Soluções S.A., among others.

Therefore, we suggest that it is provided in the bylaws of Eletrobras the obligation to perform a public tender offer for the acquisition of shares (oferta pública de aquisição de ações or OPA) by the shareholder that becomes the holder of a certain percentage of common (voting) shares, being obliged to acquire the common (voting) shares held by the other interested shareholders by the punitive price when compared to the trading price of the shares in the stock exchange. With respect to the share price to be paid, it may even be set forth a different price for different percentages of equity holdings.

Considering that (i) there is already a defined controlling group of Eletrobras, which will cease to be so at the Offer; and (ii) that controlling group enjoys certain benefits that differentiate it from a private controlling shareholder (in particular, the obvious ability to issue laws and amend the existing laws), it is required to set 2 different levels of poison pills in case of Eletrobras.

First, for a high level of concentration of shares as trigger for a public tender offer (50%), there would be a provision setting a more robust reference price, and which exceeds the usual standards of poison pills seen in the market – and which vary between 125% (which is the case, for example, of Tecnisa S.A., Focus Energia Holding Participações S.A., and EZ TEC Empreendimentos e Participações S.A.) and 150% (which is the case, for example, of EMBRAER – Companhia Brasileira de Aeronáutica S.A., Cosan S.A., and BRASILAGRO – Companhia Brasileira de Propriedades Agrícolas, among others) of the higher trading price of the shares of the applicable company during a certain period (which is usually close to 2 years – i.e., 504 trading days – prior to the public tender offer). That level would only potentially impact the Federal Government at this time, and it would deliver the strong message to the market that there is a heavy discouragement for the state to reassume a majority position in the company.

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In effect, different market agents are showing their worries about the fact that the Federal Government, even though it has its votes limited to 10% of the voting capital after the transaction, it would still hold a very important equity holding in the company, close to the limit of 50%, as mentioned in other sections of this Report. The risk perceived by the market, without discussing whether it is applicable or not, is that there may be a change of political guidelines and the Federal Government could, in theory, renationalize the company, with a huge impact in the trading price of the shares.

As we know, the higher the risk perceived by the potential investors, the higher the premium demanded as compensation for that risk and, therefore, the lesser the resulting price expected for the Offer. Therefore, the definition of the poison pill with a trigger of 50% in the voting capital is an additional mechanism, in addition to the limitation to the votes and a buffer of 5% (below the 50% plus 1 share that would traditionally grant the control of the company) in relation to the intended equity holding of the Federal Government after the transaction, in order to mitigate that perception of risk by the market and, therefore, seek to maximize the returns to the Federal Government with the transaction, by means of a higher share price in the Offer.

A second level of poison pill shall also be provided, with a lower trigger (30% of the voting capital), but also with a lower reference price, of 100% of the higher trading price for the shares of Eletrobras in the 2 years prior to the public tender offer. It is important to note that, even though it is lower in relative terms, that reference would still represent a public tender offer of a high total price, of more than R$45 billion, considering the higher trading price for the shares of Eletrobras in the last 2 years prior to this Report. This second trigger intends to deliver to the market the message that the new governance structure proposed for the company is the so-called “true corporation", with decentralized corporate control.

Therefore, as a result of the discussions between the Consortium and BNDES, as indicated in the Legal Report, and as main guidelines for the considerations presented herein, we suggest the following provisions:

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(i)       that any shareholder or group of shareholders that directly or indirectly exceeds, on the consolidated basis, 50% of the voting capital and that does not return to a lower percentage within 120 days, shall perform a public tender offer for a price at least 200% higher than the highest trading price for the common (voting) shares in the last 504 trading days (equivalent to 2 years of trading days, since it is usually considered that each year comprises 252 trading days), updated by the Selic rate; and

(ii)       that any shareholder or group of shareholders that directly or indirectly exceeds, on the consolidated basis, 30% of the voting capital and that does not return to a lower percentage within 120 days, shall perform a public tender offer for a price at least 100% higher than the highest trading price for the common (voting) shares in the last 504 trading days (again, equivalent to 2 years of trading days), updated by the Selic rate.

It is important to highlight that the Federal Government will initially hold more than 30% of the voting capital of Eletrobras soon after the Privatization. However, since it will already exceed such percentage, the poison pill indicated in item (i) above will not apply to the Federal Government – except in the event that the Federal Government reduces its equity holding in Eletrobras to a percentage lower than 30% of the voting capital and, later, exceed this percentage again.

Also, we did not identify any issue with providing for a cure period for the non-application of the poison pill, i.e., a period for the shareholder that has achieved that percentage of equity holding to transfer shares and cease to hold the percentage of shares that requires the performance of a public tender offer.

We understand that this cure period must comprise sufficient time for the Public Administration to mobilize itself to select the vehicle that needs to sell its shares (in a way that the group of shareholders belonging to the Public Administration may jointly return to a percentage of shares below the level that requires a public tender offer) and, also, perform the sale itself (whether in the stock exchange or by means of a private negotiation). Therefore, we suggest that this period is 120 days, as already referred above, provided that this period shall be assessed by the applicable governmental bodies and it may be changed in the event that it is not sufficient to comprise all aforementioned measures.

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f)                Vote

With respect to Eletrobras, who determines the vote of the Federal Government in the shareholders’ meetings is the Special Secretary of Privatization, Divestment and Markets (Secretário Especial de Desestatização, Desinvestimento e Mercados) of the Ministry of Economy.

Article 4 of Decree No. 89,309/1984, which attributes to the General Attorney Office of the National Treasury (Procuradoria-Geral da Fazenda Nacional) the representation of the Federal Government in general meetings, provides that its opinion shall contain the proposal to the Ministry of Treasury (succeeded by the Ministry of Economy) about the orientation to be given for the vote of the Federal Government.

Article 32, item II, of Order (Portaria) ME No. 406/2020[16] attributes to the Special Secretary (Secretário Especial) of SEDDM the duty of orienting the vote of the Federal Government with respect to the companies included in PND, which is the case of Eletrobras.

We understand that the Federal Government may not cast a vote in relation to the matters described in items “ii”, “iii”, “iv”, “v” and “vi” above, as a result of the prohibition provided in Law 14,182, article 3, paragraph 6.

Therefore, those matters shall be decided by the other shareholders of Eletrobras (i.e., minority shareholders). In the same lines, the conditions in addition to those set forth in Law 14,182 that are subject to the resolution of the shareholders’ general meeting of Eletrobras, as determined by CPPI, pursuant to the authorization of Law 14,182, article 3, paragraph 1st, shall also observe the restriction provided in article 3, paragraph 6, so that the Federal Government may not cast a vote in relation to those matters. It is important to note that the decision of the Federal Government to abstain from voting shall follow the same procedure indicated above for the issuance of an opinion about its vote.

16 Article 32. It is delegated to the Special Secretary of Privatization, Divestment and Markets of the Ministry of Economy the following:

II – to orient the vote of the Federal Government to be cast by the General Attorney of the National Treasury in shareholders’ or quotaholders’ meetings when it involves companies and equity holdings included in the National Privatization Program (PND).

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In relation to item “i” above (i.e., the Restructuring), Law 14,182 did not provide for any prohibition for the Federal Government to vote. It shall be noted, however, that the Restructuring shall involve:

(i)        the transfer of the equity holding in Itaipu held by Eletrobras to ENBpar;

(ii)        the dilution of Eletrobras in Eletronuclear as a result of the subscription of shares by ENBpar;

(iii)        the end of the voting rights currently and exceptionally granted by the preferred shares issued by Eletronuclear as a result of the payment of minimum dividends accumulated and not yet paid to the holders of preferred shares; and

(iv)        the reduction of equity rights of Eletrobras in Eletronuclear, as a result of the change to the rights granted by the preferred shares issued by Eletronuclear, almost all of them held by Eletrobras, what will indirectly benefit ENBpar (since it will only hold common (voting) shares).

Since ENBpar will be fully held by the Federal Government, it could be questioned the exercise of the voting rights, by the Federal Government, in relation to the Restructuring, as a result of a possible conflict of interests of the Federal Government, pursuant to article 115 of the Corporation Law.

g)              Effectiveness of the resolutions

The effectiveness of the resolutions set forth in Law 14,182, i.e., items “i” to “vi” above, shall be conditioned to the Privatization, in the terms of paragraph 2 of article 3 of Law 14,182, which will occur on the liquidation of the Offer.

“§ 2nd The effectiveness of the measures set forth in caput and § 1st of this article is conditioned to the privatization that is provided in article 1st of this Law”.

h)              Calling

The Manual for Participation in Shareholders’ Meetings of Eletrobras, item 4, currently sets forth that the calling will be made with 15 days in advance in first calling and with 8 days in advance in second calling.

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However, this term was recently modified, and Law 14,182/21 increased the term for the first calling to 21 days in advance, while the term for the second calling remains at 8 days.

Discussing the matter with Eletrobras, however, it was clarified that Eletrobras understands that the meetings shall be called with 30 days in advance, so that it is possible to allow the joining of the holders of ADRs.

III.2.9. Consultation to ANEEL

The change of control of Eletrobras and, as a result, of its subsidiaries (except Eletronuclear and Itaipu), by means of the decentralization of capital, do not require the prior approval of ANEEL, and it will be performed an assessment a posteriori, in accordance with an analogous interpretation of articles 32 and 33 of ANEEL Rule No. 484/2012, cumulated with the precedent in a similar case of change of control by decentralization of capital, since there would not be a way to submit the documentation of the intended new controlling shareholder in advance to ANEEL.[17]

In this case, in accordance with an analogous interpretation, the effectiveness of the change of control of Eletrobras and its subsidiaries will be conditioned to the delivery of communication to ANEEL, no later than 5 business days[18] from the liquidation of the Offer, containing the facts and grounds that justify the non-submission to the prior approval.

After the receipt of this communication, ANEEL will begin the assessment a posteriori of the transfer of corporate control and will call Eletrobras to, within a term not shorter than 15 days, present the required documents, data and information.

As anticipated in item III.1.8 of this Report, we suggest that, on a conservative approach, the structure of the transaction is presented to ANEEL in the context of a formal consultation about the term for analysis of the prior approval applicable to the change of direct control or co-control of Itaipu and Eletronuclear.

Also, as suggested in the Due Diligence Legal Report of Service B, it is advisable to perform a consultation to ANEEL about the need of its prior approval for the implementation of the Privatization according to the concession agreements signed by Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul, Chesf, Furnas and Eletronorte.

17 A detailed analysis of the matter is provided in item XI.4 of the Legal Report.

18 Regardless of such term being applied to events of hostile takeover of corporate control, according to ANEEL Rule No. 484/ 2012, we suggest that, on a conservative approach, that term is duly observed in the context of the Privatization.

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III.2.10. Consultation and consent of ANATEL

According to the Due Diligence Legal Report of Service B, Furnas and Eletrosul hold authorizations for the rendering of Multimedia Communication Service (Serviço de Comunicação de Multimídia – SCM) issued by the National Agency of Telecommunication (Agência Nacional de Telecomunicação or “ANATEL”) according to the General Regulation of Grants (Regulamento Geral de Outorgas) approved by ANATEL Resolution No. 720/2020 (“RGO”).

As presented in item III.2.8 of the Legal Report, ANATEL reserves the right to oversee the corporate transactions of companies authorized to provide telecommunication services and it has a broad concept for understanding a “transfer of control”.

Therefore, we suggest the prior submission of the transaction to ANATEL, to be presented jointly with the documents listed in article 17 of RGO, in order to mitigate the risk of sanctions by ANATEL, based on Law No. 9,472/97 and ANATEL Resolution No. 589/2012, as a result of the non-compliance with the formal obligation of the prior approval of the corporate transaction.

Therefore, in accordance with article 17 of RGO, Eletrosul and Furnas shall send to the Agency the request indicating its corporate structure, the detailed description of the transaction and the equity holdings resulting of the transaction, jointly with the following documentation:

I – draft of the intended amendment to articles of association, for limited liability companies (sociedades limitadas);

II – minutes of the shareholders’ general meeting that decided the intended corporate change, for corporations (sociedades por ações);

III – restated articles of association or bylaws, as applicable, and their last amendment, duly registered with the proper authorities;

IV – list of shareholders with voting right or who hold any other condition that may characterize control, indicating the number, type and amount of each share, as well as the registration number at the National Taxpayer’s Register of Individuals (Cadastro Nacional de Pessoas Físicas or “CPF”) or National Taxpayer’s Register of Companies (Cadastro Nacional de Pessoas Jurídicas or “CNPJ”) of the shareholders, as well as the minutes of the meeting of appointment of management, in case of corporations;

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V – copies of the financial statements of the last available fiscal year, evidencing the operational gross and net revenue, resulting from the rendering of telecommunication services, which does not include the Value Added Services, for purposes of classification under article 88 of Law No. 12,529/2011; and

VI – statement signed by the provider that it is not directly, indirectly or by means of companies under common control, classified in any of the events of restriction set forth in article 5 of Law No. 12,485/2011.

If the request and statement are signed by representatives of the provider, it must be sent jointly with the respective documents that evidence the authority of those representatives.

As we may see, the submission shall occur after the shareholders’ general meeting that approves the transaction, but, since the new shareholders will only be known after the Offer, it will not be feasible to present the list of shareholders referred above until the liquidation of the Offer.

The Services Letter of ANATEL sets forth an estimate term between 30 and 240 calendar days for the analysis of the request. Therefore, we suggest that a formal consultation to ANATEL is made in order to clarify the documentation to be submitted for the analysis da Agency, as well as the term required for the grant of the prior approval in order to avoid any impact in the timeline of the Privatization.

Since the waivers for the Privatization must be obtained until the second filing with CVM, we understand that this communication, as well as the submission of the prior approval, must take that term into consideration.

III.2.11. Consent of counterparties in power purchase agreements in the Free Market

According to the Due Diligence Legal Report of Service B, Furnas and Eletronorte signed certain power purchase agreements in the Free Market (Ambiente de Contratação Livre – ACL), where there are provisions that allow the early termination thereof upon the transfer of control, including indirectly, without the prior consent of the counterparty.

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Therefore, it will be required the prior consent of those counterparties before the liquidation of the Offer, and those consents must be obtained by Furnas and Eletronorte between the first and second filing at CVM, for the preservation of those agreements. Schedule III.1.5 lists the agreements identified in the Due Diligence Legal Report of Service B to which Furnas or Eletronorte are parties and that the consent of the respective counterparty is required for the Privatization.

Therefore, according to the Due Diligence Legal Report of Service B, Furnas and Eletronorte must request the consent of the respective counterparties for the indirect transfer of corporate control of Furnas and Eletronorte, pursuant to each of those agreements and in accordance with the term provided in each agreement, as applicable, or with at least 30 days in advance[19] of the first filing at CVM (whichever occurs first).

III.2.12.        Federal Court of Accounts (Tribunal de Contas da União)

In order to allow the Privatization to occur, it is required that its modeling is approved by TCU, and the assessment procedure of TCU applicable for privatizations shall be observed.

In case of Eletrobras, the assessment is governed by IN 81/2018 of TCU.

Article 2, paragraph 2 of IN 81/2018 sets forth that the summary of the Privatization plan, in which it shall be provided the description of the purpose, estimate of amount of investments, its relevance and timeline, shall be delivered to TCU at least 150 days before the date estimated for the publishing of the public bidding notice (edital de licitação) (which we understand to be the draft of the preliminary prospectus).

Also, in addition to the aforementioned summary, in the context of Privatization, it shall be presented to TCU the following additional documents, set forth in article 4 of IN 81/2018:

(i)       reasons and legal grounds for the proposal of the privatization;

(ii)       Shares Deposit Receipt that is referred in paragraph 2, of article 9 of Law No. 9,491/1997;

19 Usual period for the consent of counterparties in the PPA.

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(iii)       power of attorney granting specific powers to the management to practice all acts related to and required for the privatization;

(iv)       public bidding notice (edital de licitação) for the engagement of consulting that is referred in article 31 of Decree No. 2,594, dated May 15, 1988 (“PND Decree”);

(v)       public bidding process for the engagement of consulting services, including the respective agreements;

(vi)       public bidding process for the engagement of due diligence services that is referred in article 21 of the PND Decree, including the respective agreement;

(vii)       public bidding process for the engagement of specialized services, as applicable;

(viii)       reports of the services of economic and financial assessment and structuring and execution of the privatization process;

(ix)       third-party expert report that is referred in paragraph 2 of article 31 of the PND Decree, if any;

(x)       report indicating date, amount, conditions and implementation form of titles and means of payments used after the legal authorization of the Privatization for the financial restructuring of the company or institution, as applicable;

(xi)       report indicating date, amount, conditions and implementation form of titles and means of payments used after the legal authorization of the Privatization for investments or financial inversions of any nature performed in the company by bodies or entities of the federal Public Administration or that are directly or indirectly controlled by it, as applicable;

(xii)       report indicating date, amount, conditions and implementation form of waiving of rights occurring after the legal authorization of the Privatization against the private entity or individual, with an amount exceeding 1% of the net equity, as applicable;

(xiii)       proposal and act of settlement of the minimum price of sale (in this Report referred to as “Minimum Price of the Offer”, as already defined earlier), jointly with the respective justifications, but complying with the provisions of TCU Resolution No. 294/2018;

(xiv)       copy of the minutes of shareholders’ meeting that approved the minimum price of sale; and

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(xv)       draft of the public bidding notice of the privatization.

It is important to note that, first of all, the aforementioned list is not fully applicable to a privatization performed by means of capital increase by public offering. Therefore, certain items do not apply, while other, such as item “xv”, will be complied with by means of delivery of an equivalent document, in this case, the preliminary prospectus of the Offer. With respect to item “xiii” above, the Minimum Price of the Offer will be approved by CPPI on the date of conclusion of the pricing of the Offer (“Pricing”), with the purpose of avoiding the anchoring of the share price, as discussed in item III.20.1 of this Report. As a result, it shall be delivered to TCU the studies with the independent economic and financial valuations engaged by BNDES, which support the calculation of the Minimum Price and, therefore, allow the oversight by the applicable body.

We suggest that, based on article 28, paragraph 1st, of the PND Decree, it is kept confidential at least until the completion of the Pricing the reports of economic and financial assessment and the Assumptions Report to be used in the economic and financial assessment models, since, by supporting the calculation of the Minimum Price, their disclosure to the public is capable of anchoring the price. In this respect, it is important to point out that TCU has the duty of protecting confidential information produced or kept by it, according to TCU Resolution No. 294/2018, which governs the matter with respect to this oversight body.

It is the duty of the employees of TCU, when receiving information of individuals or external entities, to reproduce the classification attributed to them originally (article 6). Also, according to article 17 of TCU Resolution No. 294/2018, TCU shall control the access and disclosure of confidential information produced or kept by it, with the purpose of protecting that information, provided that, according to paragraph 2 of the same provision, the access to the confidential information creates the obligation for those who received it to also keep their confidentiality.

Therefore, it will be required, at the time of the delivery of the documents, to inform the confidentiality of the information related to the Minimum Price of the Offer so that TCU may keep access, disclosure and treatment of the information restrict to the individuals who need to know them.

With respect to the assessment procedure, notwithstanding the general rule in IN 81/2018, TCU, in the deciding order (despacho decisório) of Minister Aroldo Cedraz in Order (Ofício) 35258/2021-TCU/Seproc recognized the possibility of being flexible with respect to the scope [1] Usual period for the consent of counterparties in the PPA. of the updating to be performed by the Tribunal in order to make the timeline of the Privatization feasible. Therefore, the responsible minister of the case authorized the assessment team to direct their works to meaningful matters related to the transfer of control of Eletrobras.

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In this respect, we were informed by BNDES that the latter committed before TCU to send each document as soon as it is finalized, in order to increase the period for analysis of the oversight body and to make the intended timeline feasible.

However, according to the general rule, the documents that are convenient to the Offer shall be delivered by electronic means with 90 days in advance of the date of publishing of the public bidding notice (edital de licitação) (or, with respect to the Offer, the draft of the preliminary prospectus), in accordance with article 8 of IN 81/2018.

As from the date of receipt of those documents, the department responsible for the beginning of the follow-up process of the Privatization shall inform it, analyze the documents and send the merits proposal to the responsible individual no later than 75 days, in accordance with article 9 of IN 81/2018. Notwithstanding, paragraph 7 of the same article sets forth that, in exceptional events, when the complexity of the enterprise so requires, the responsible minister may set a term that is higher than the general term.

IN 81/2018 also governs the assessment procedure of the new concessions that will be granted as condition precedent to the Privatization[20].

20 Article 3 of IN 81/2018 sets forth that, for these processes, the granting power shall deliver the following documents: (i) proper resolution for the beginning of the public bidding procedure; (ii) purpose, exploration area and term of agreement or administrative act; (iii) documents and development of electronic spreadsheets for the economic and financial assessment of the enterprise, including in magnetic means, with determined formulas, without the need of passwords or any form of blocking to the calculations, and, when it is the case, description of the inter-relationship of the presented spreadsheets; (iv) list of studies, investigations, surveys, projects, works and expenses or investments already performed, linked to the object to be privatized, if any, with the description of the corresponding costs; (v) study of demand updated and developed based on the characteristics of the enterprise to be privatized; (vi) estimate of the operational revenues, duly supported by the study of demand provided in the previous item; (vii) list of possible sources of alternative, additional or ancillary revenues, or those resulting from related projects, as well as the description of how they will be appropriated during the execution of the agreement in order to promote the affordability of tariffs; (viii) list of compulsory works and investments to be performed by the concessionaire during the execution of the adjustment term, jointly with the respective physical and financial timelines, as well as the works and investments that are attributed to the Granting Power, if any; (ix) list of non-compulsory works and investments, but which are linked to the level of service, jointly with the estimate of implantation, by means of physical and financial synthetic timelines; (x) detailed and updated budget of the works and investments to be compulsorily performed by the concessionaire, in a way that the elements of the basic project and level of update of the presented studies allow the full characterization of the works, investment or service;

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With respect to the new concessions that shall be granted as condition precedent for the Privatization, article 8 of IN 81/2018 provides that it shall be delivered to TCU, with at least 90 days in advance of the date estimated for the publishing of the public bidding notice, all documents listed in article 3 referring to the concessions. Therefore, in the context of the Privatization, the value added by the new power generation concession agreements, comprised of the granting bonus and the payment to CDE, shall be delivered to TCU within said period.

Therefore, for the Privatization to occur, it will be required that TCU approves the modeling of the Privatization itself and also the new concessions, as condition required for the Privatization, in accordance with Law 14,182.

III.2.13. CPPI

As presented in the Legal Report, CPPI has the duty of approving the general conditions of the Privatization, in accordance with the operational arrangement under Law 14,182 (provided that the chosen arrangement was the Offer), and the conditions for its implementation, including the performance of the Restructuring and creation of the Golden Share.

Also, we highlight that, in this case, the attribution of CPPI to approve the conditions of the Privatization includes the attribution of defining the Minimum Price of sale of the shares of Eletrobras, in accordance with article 15 of PND Law, as discussed in the Legal Report.

(xi) supported description of the expenses and costs estimated for the rendering of the services; (xii) description of the guarantees required from the concessionaire for the compliance with the investment plan of the enterprise, adjusted to each case; (xiii) definition of methodology to be used for the calculation of the economic and financial balance of the first cycle of revision of the concession or permission agreement and its form of update, as well as the justification for implementation; (xiv) definition of methodology for the restatement of the affected economic and financial balance; (xv) description of methodology to be used to verify the quality of the services rendered by the concessionaire, including indexes, periods of calculation and other elements required for the definition of the level of service; (xvi) contractual obligations arising from financings previously granted by international bodies or institutions that may impact the enterprise; (xvii) copy of the preliminary environmental license (licença prévia), the guidelines for environmental licensing of the enterprise or the conditions settled by the applicable environmental body, according to the sectorial regulation, always that the object of the privatization so requires; (xviii) list of mitigating and/or compensatory measures of impacts to the environment, including the existing environmental contingency, jointly with the physical and financial timeline and indication of the agent responsible for the implementation of those measures; (xix) description of costs for the adjustment of the project to the requirements or conditions of the proper body of protection of environment; (xx) report with opinion of the managing body with respect to the questions raised during the public audience about the studies of feasibility, if applicable, and about the draft of calling instrument and schedules; and (xxi) study with the exhaustive description of all elements that comprise the matrix of risks allocation of the enterprise, duly justifying the allocation of each risk identified by the parties involved in the agreement to be signed.

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Therefore, the structure of the Offer, purpose of this Report, will be submitted to the analysis of CPPI, which shall approve the final modeling of the transaction of Privatization.

Schedule III.2.13 of this Report contains a draft of CPPI resolution about the final modeling drafted by the Consortium jointly with BNDES. Also, we highlighted at the end of each applicable section of this Report the corresponding provision of the draft.

III.3. Analysis of the conditions of the Privatization

As a result of the process of privatization of Eletrobras, it will occur the “dequotization” of a series of assets that comprise its generation plants, while the context of this dequotization process is detailed in the Legal Report. The following items identify the assets that will be subject to the dequotization and the procedures required for such.

III.3.1. Dequotization process

As discussed in the Legal Report, all hydroelectric power plants controlled by Eletrobras and its subsidiaries that were impacted by Law No. 12,783 dated January 11, 2013 may be “dequotized” (descotizadas) in the scenario where its concessionaires are involved in the privatization process, provided that the so-called “dequotization” is a series of conditions that will be provided in the new power generation concession agreements.

As presented in the Legal Report, ANEEL, as requested by Ministry of Mines and Energy, held the Public Consultation No. 48/2021 (“CP 48”) to discuss the conditions that are provided in the new concession agreements of the generation assets comprised in the Privatization.

In the context of CP 48, the conditions for the transition of regime of quotas to the regime of Independent Production of Energy was defined, as follows:

(i)       Section third of the draft of concession agreement sets forth that the dequotization will be performed on a gradual and uniform manner;

(ii)       The current concession agreements will continue in effect until the end of the term of the regime of quotas; and

(iii)       The need for an adjustment of the revenue associated with the regime of quotas during the transition period (Annual Generation Revenue, or Receita Anual de Geração – RAG).

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With respect to the second item above, the current concession agreements shall be replaced by grants under the regime of Independent Production of Energy, but they will keep the contractual obligations referring to the regime of quotas, even under the effects of the new concession agreement, while the complete dequotization of the power plants has not yet occurred before the deadline set forth by the CNPE of 5 years.

Therefore, we conclude that there will be a phase-out between the current level of physical guarantee of the power plants linked to the regime of quotas to the new level of physical guarantee that will be revised in the new concession agreement, except for the power plants of Itumbiara and Sobradinho, as discussed in the summaries below of the draft agreements, in their sections third and twelve:

“I - the uncontracting of the electric energy engaged according to article 1st of Law No. 12,783, dated January 11, 2013, in order to comply with the provisions of item III of the caput of article 4 of Law No. 14,182, dated July 12, 2021, will be performed on a gradual and uniform basis, within the period of <amount of years defined by CNPE> years, counted from <initial year as defined by CNPE>, according to Resolution <Resolution to be issued by CNPE> of the National Power Policy Board (Conselho Nacional de Política Energética)”.

“For the hydroelectric power plants listed in Schedule 1 of this Agreement, it is hereby revoked the sections and conditions of <PREVIOUS AGREEMENT>, and its respective amendments, except for those expressly referred to in this instrument, except also for the provisions in Subsection First and Subsection Eight <ONLY FOR ITUMBIARA AND SOBRADINHO> of Section Third of this Agreement”.

The same applies to the RAG associated to the compensation of the concessions under regime of quotas. During the transition period, it must be provided how the migration of the revenue will occur, such as, for example, the reduction of revenue proportional to the amount of physical guarantee released for commercialization as Independent Production of Energy. It shall also be assessed aspects about the revenue relating to the investments in reforms and modernizations (GAG Melhorias) during this transition period.

Also, in accordance with CP 48, the matter below will be provided in the draft of new concession agreements of the power plants of Eletrobras:

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(i)       payment obligation of the granting bonus of the concession;

(ii)       investments provided in articles 6, 7 and 8 of Law 14,182; and

(iii)       non-application of payment for the Use of Public Asset (Uso do Bem Público).

With respect to item (i) above, article 4 of Law 14,182 provides that Eletrobras or its subsidiaries will pay, as granting bonus for the new concession agreements, an amount equivalent to 50% of the value added to the concession by the new agreements under regime of Independent Production of Energy, discounted of the following:

a)       expenses related to the revitalization of hydric resources of the basins of river São Francisco and river Parnaíba;

b)       expenses related to the development of projects in the Legal Amazon in order to structurally reduce the costs with power generation and navigation of river Madeira and river Tocantins;

c)       expenses related to the projects in the influence area of the reservoirs of the hydroelectric power plants of Furnas of which the concession agreements are affected; and

d)       expenses with the reimbursement of the economic value of the power supply to the Integration Project of river São Francisco with Basins of Northeast (PISF).

The remaining installment of 50% of the value added to the concession by the new agreements will be directed to CDE by means of the reduction of the value of the sectorial charge allocated exclusively to the fixed consumers (consumidores cativos).

Schematically:

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(i)       The payment to CDE and programs is described in “Section Four – Obligations and Charges to Concessionaire” of the draft agreement;

(ii)       It is proposed that the amounts paid to CDE are made on an annual basis, in accordance with CNPE Resolution No. 15/2021 (article 3, paragraph 1); and

(iii)       The frequency of investments to the programs is defined in Law 14,182 and will be paid during 10 years, with payments performed annually and adjusted by IPCA.

With respect to the investments set forth in articles 6, 7 and 8 of Law 14,182, with respect to item (iii), it refers to the obligation of annual financial investments and the actual implementation of the projects set forth by the managing committee to be created in the regulation of the Federal Executive Power, respectively, to the power generation concessionaires located in the basin of river São Francisco, to the concessionaire that signs the Concession Agreement No. 007/2004-Aneel-Eletronorte and to the power generation concessionaires located in the influence area of the reservoirs of the hydroelectric power plants of Furnas for the following programs:

a)       Revitalization of hydric resources of the basins of river São Francisco and river Parnaíba;

b)       Reduction of structural costs with power generation in the Legal Amazon and navigation of river Madeira and river Tocantins; and

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c)       Revitalization of hydric resources of the basins in the influence area of the reservoirs of the hydroelectric power plants of Furnas, comprising the execution of the digging works of the navigation channel to the water of the hydroelectric power plant of New Avanhandava until the first semester of 2024.

Finally, the draft of new concession agreements does not provide for the charge of Use of Public Asset (Uso do Bem Público or UBP) in accordance with article 7 of Law No. 9,648, dated 1998, which sets forth the payment of 2.5% of the revenue of the first five years for the change of exploration regime of the public service to Independent Production of Energy.

III.3.2. Allocation of energy quotas to the distribution companies

On December 1st, 2020, the Technical Note (Nota Técnica) No. 240/2020-SGT/ANEEL indicated that, with the calling of the Public Hearing (Public audience) No. 40/2017, it was discussed the methodology of the revision of allocation of quotas of physical guarantee of hydroelectric power plants comprised in Law No. 12,783/2013 to the distribution concessionaires of the Integrated National System. After receiving and analyzing the contribution, the board of officers of ANEEL approved the Submodule 11.2 of PRORET, by means of REN No. 785/2017, that governed the criteria and procedures of the revision of the allocation of quotas of physical guarantee of the hydroelectric power plants comprised in Law No. 12,783/2013 to be applied as from 2018.

a)              Annual revision – calculations regarding 2018 and following years

The annual revision of the allocation of quotas will occur in the third year following the year of calculation, starting in 2018, and will be proportional to the billed market of each distribution concessionaire of the Integrated National System.

The billed market used as reference for the annual revision shall comprise the 12 months ended in December of the year prior to the calculation of the ongoing revision.

b)              Entering power plants

Regarding the hydroelectric power plants in the regime of Law No. 12,783/2013, between the revisions, the quotas will be allocated to the distribution concessionaires in the proportion of the respective market billed for the 12 months ended in December of the year prior to the entrance in the regime.

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In addition, the allocation of quotas of entering power plants referring to the first, second and third year following its entrance in the regime will be performed in accordance with the market related to the previous item, and after that the aforementioned rules shall be followed.

c)               Grouping and ungrouping of distribution companies

In the event that the areas granted to power distribution companies are grouped, after the procedure arrangements in ANEEL, the allocation of quotas of physical guarantee and capacity will use as reference the sum of the billed markets of all grouped areas.

d)              Reduction or exclusion of the supply relationship

In the event of reduction of supply amounts or exclusion of the relationship, the supplied distribution company will receive part of the quota of its supplier proportionally to the supplied market.

Therefore, it was considered in the calculation of the quotas of physical guarantee of 2023 the market data obtained from SAMP4 on November 11, 2020, provided that the reference billed market comprises the 12 months ended in December 2019. After that, it was calculated the participation of each distribution company of the Integrated National System in the total market in order to determine the quotas of physical guarantee allocated to each one.

Based on the foregoing, in accordance with Law No. 12,783/2013, it was set forth the quotas of physical guarantee for the distribution concessionaires of the Integrated National System in 2023, as well as settled the quotas of physical guarantee of 2021 and 2022 for the distribution companies that will cease to be fully supplied as from 2021 and their respective suppliers.

Considering only the hydroelectric power plants in which companies invested by Eletrobras hold any equity and that all hydroelectric power plants that were impacted by Law No. 12,783, dated January 11, 2013, may be dequotized in the scenario where their concessionaires are involved in the privatization process, the chart below presents the list of power plants in the regime of quotas that are present in the invested companies of Eletrobras and that will have their agreements dequotized due to this privatization process:

21 In accordance with Order (Portaria) No. 544/GM/MME.

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Invested company	Hydroelectric power plants	Equity holding	Beginning of concession	End of concession	Physical Guarantee[21] (MWa)	RAG 2020 (R$ mm)
Furnas	Furnas	100.0%	Jul-57	Mar-52	625	234
	Luis Carlos Barreto (Estreito)	100.0%	Jun-62	mar-52	497.2	290
	Porto Colômbia	100.0%	Aug-68	Mar-52	205.4	92
	Marimbondo	100.0%	Mar-67	Mar-52	688.7	399
	Funil	100.0%	Mar-67	Mar-52	102.4	55
	Corumbá I	100.0%	Nov-84	Mar-52	219.5	104
CHESF	Funil	100.0%	Aug-61	Mar-52	4.8	15
	Pedra	100.0%	Aug-61	Mar-52	1.74	6
	Complexo de Paulo Afonso	100.0%	Oct-45	Mar-52	1,658.8	1,098
	Luiz Gonzaga (Itaparica)	100.0%	Oct-45	Mar-52	727.0	362
	Boa Esperança (Castelo Branco)	100.0%	Oct-65	Mar-52	136.2	75
	Xingó	100.0%	Oct-45	Mar-52	1,729.8	672
ELETRONORTE	Coaracy Nunes	100.0%	Jun-97	Mar-52	62.2	31

In accordance with Schedule 1 of the Technical Note (Nota Técnica) No. 240/2020-SGT/ANEEL, dated December 1st, 2020, which provides for the quotas of physical guarantee for 2023, with effects from January 1st, 2023 until December 31, 2023, we verify that 50 power distribution companies will be impacted at the time of dequotization of the aforementioned power plants.

The chart below presents the factor of apportionment of the power distribution companies coming from the hydroelectric power plants that are part of Eletrobras, under the view of Eletrobras. I.e., the percentages indicate how much each distribution company represents inside the portfolio of generation units to be dequotized by Eletrobras:

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DISTRIBUTION COMPANIES	FACTOR	DISTRIBUTION COMPANIES	FACTOR
AME	1.490%	CEMIG	8.209%
RGE SUL	4.060%	CEPISA	1.144%
UHENPAL	0.023%	CERON	0.977%
EDP ES	1.981%	COELBA	5.512%
ELFSM	0.170%	ENEL CE (Coelce)	3.218%
ENEL GThe (Celg)	3.605%	COSERN	1.508%
CHESP	0.040%	DMED	0.098%
COPEL	6.316%	EBO	0.177%
FORCEL	0.013%	ELEKTRO	3.510%
ESS	1.097%	ELETROACRE	0.333%
CPFL Jaguari - CPFL Santa Cruz	0.695%	ENEL SP	10.389%
CPFL Piratininga	2.516%	EMG	0.399%
CPFL Paulista	6.703%	EMS	1.464%
CEA	0.343%	EPB	1.209%
ENEL RJ (Ampla)	2.739%	ESE	0.803%
EDP SP	2.563%	DCELT –– IENERGIA	0.060%
CEAL	1.019%	LIGHT	5.771%
CEB	1.786%	MUX	0.021%
CEEE	2.094%	COCEL	0.062%
CELESC	4.615%	DEMEI	0.044%
CELPA	2.313%	ELETROCAR	0.051%
CELPE	3.532%	COOPERALIANÇA	0.060%
ETO	0.698%	COPREL	0.139%
CEMAR	1.903%	CERTAJA	0.035%
EMT	2.452%	CERILUZ	0.043%

Conceptually, if the distribution companies are overcontracted, the impact of the dequotization is positive, since the consumer pays part of this overcontracting, and will cease to do so (or will face the reduction of this cost). However, if the replacement of this energy, due to the dequotization, implies a higher cost for the distribution companies, it will impact the consumer, who will pay the difference in prices.

The chart below shows the analysis of the effects of the dequotization under the perspective of each distribution company involved, i.e., analyzing the effect of the dequotization in the generation units of Eletrobras on the portfolio of each one of them:

Distribution company	Total required energy (in MWa)	Total contracted energy (in MWa)	Contracted energy of Eletrobras (in MWa)	Current Scenario	Post-dequotization Scenario
AMAZONAS	914	1,754	111	92.0%	79.9%
CEA	185	215	26	16.5%	2.7%
CEAL	490	491	76	0.3%	-15.2%

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CEB-DIS	704	1,044	133	48.4%	29.5%
CEEE-D	840	1,008	156	20.0%	1.4%
CELESC-DIS	2,054	2,489	343	21.2%	4.5%
CELPA	1,211	1,279	172	5.7%	-8.6%
CELPE	1,561	1,963	263	25.8%	8.9%
CEMAR	849	802	142	-5.5%	-22.2%
CEMIG-D	3,518	3,928	611	11.7%	-5.7%
CEPISA	509	534	85	5.0%	-11.8%
CERILUZ	17	17	3	2.3%	-16.4%
CERON	472	435	73	-7.9%	-23.3%
CERTAJA	14	14	3	0.7%	-18.3%
CHESP	16	17	3	9.2%	-9.8%
COCEL	24	25	5	7.0%	-12.3%
COELBA	2,338	2,403	410	2.8%	-14.8%
COOPERALIANÇA	24	21	4	-9.5%	-28.3%
COPEL-DIS	2,534	2,781	470	9.7%	-8.8%
COPREL	54	46	10	-14.6%	-33.7%
COSERN	618	725	112	17.3%	-0.9%
CPFL Santa Cruz	294	332	52	13.3%	-4.3%
CPFL PAULISTA	2,713	3,131	499	15.4%	-3.0%
CPFL PIRATININGA	975	1,408	187	44.4%	25.2%
IENERGIA	24	51	4	110.8%	92.2%
DEMEI	17	18	3	2.4%	-16.8%
DMED	35	53	7	51.9%	31.2%
EBO	70	75	13	7.3%	-11.6%
EDP ES	828	954	147	15.2%	-2.6%
EDP SP	1,002	1,280	191	27.7%	8.7%
ELEKTRO	1,425	1,645	261	15.5%	-2.9%
ELETROACRE	152	208	25	36.6%	20.3%
ELETROCAR	20	18	4	-10.0%	-29.1%
ELFSM	62	63	13	2.0%	-18.5%
EMG	154	177	30	15.2%	-4.1%
EMS	613	616	109	0.6%	-17.2%
EMT	1,046	1,188	182	13.5%	-3.9%
ENEL CE	1,358	1,485	239	9.4%	-8.3%
CELG-D	1,466	1,679	268	14.5%	-3.8%
ENEL RJ	1,314	1,378	204	4.9%	-10.6%
ELETROPAULO	3,997	4,249	773	6.3%	-13.0%
EPB	502	459	90	-8.5%	-26.4%
ESE	371	346	60	-6.9%	-23.0%
ESS	431	463	82	7.4%	-11.5%
ETO	290	262	52	-9.7%	-27.6%
FORCEL	5	6	1	28.8%	8.3%

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LIGHT	2,833	3,173	429	12.0%	-3.2%
MuxEnergia	8	8	2	-0.1%	-19.5%
RGE SUL	1,880	1,822	302	-3.1%	-19.2%
UHENPAL	10	9	2	-6.4%	-24.3%

The first column of the chart indicates the energy required from each distribution company, followed by the amount of total contracted energy of the distribution company, and, finally, the contracted amount with Eletrobras, considering the generation units that will be dequotized – all figures are used in MWa (Average Megawatt). The column called “Current Scenario” indicates the situation of overcontracting or subcontracting in terms of actual demand from the distribution company, in accordance with the indicated percentages are, respectively, positive or negative, with the column “Scenario Post-dequotization” showing the final result after the completion of this process. As we may see from the data, in the current scenario there is a higher amount of overcontracted companies, with 39 of them (or 78%) in this situation, with the remaining 11 (22% of the sample) undercontracted. The average level of overcontracting, prior to the dequotization, is relatively high, of 13.4%. After the dequotization, the proportion of overcontracted companies falls to 12 (or 24% of the total), with the remaining 38 (76%) undercontracted, with the average level of undercontracting of 4.4%. I.e.: the average distance between the levels of required energy and contracted energy, currently at 13.4% towards the overcontracting, falls to 4.4% towards undercontracting, when there is a higher convergence between levels of required energy and contracted energy after the dequotization than what is seen today. Therefore, in summary, there is a large majority of cases of overcontracting which its effects on the costs for the consumers will be reduced, with a smaller number of undercontracted distribution companies at this time, which will increase after the dequotization. It is important to note that, in accordance with article 13 of Decree No. 5,163, dated July 30, 2004, the applicable distribution companies will have to replace that energy in regulated auctions in order to supply 100% of their supplying markets.

Finally, it is important to highlight that this analysis uses as assumption the full dequotization of the power plants, which however will actually occur gradually after 2023, during five years, in a way that the distribution companies will be able to gradually adjust their contracting level during the next years and avoid the scenario, for example, of a higher undercontracting. Also, considering the perspective of a gradual opening of the free market during the next years, it is expected that part of the consumers that currently are in the fixed market (mercado cativo) migrate to the free market, which would reduce the energy required from the distribution companies, also mitigating the impact that the dequotization will cause to the contracting level of the distribution companies.

Classificação: Confidencial
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III.4. Segregation of assets that will remain state-owned

Item I of article 3 of Law 14,182 sets forth, as a condition for the Privatization (among others), the performance of the Restructuring.

In this context, article 9, items I and II, Law 14,182 authorizes the incorporation of a mixed capital company (sociedade de economia mista) or state-owned company (ENBpar), as detailed in the Legal Report.

It is expected that ENBpar will have a future investment from the Federal Government in the amount of R$4,000,000,000.00, already approved in the Annual Budget Law (Lei Orçamentária Anual - LOA) of the fiscal year of 2021 (Law No. 14,144, dated April 22, 2021), in order to allow the Restructuring, in addition to allowing the execution of its other attributions.

It is important that the resources directly or indirectly invested by the Federal Government as a result of the Restructuring are supported by proper valuations of those equity holdings, in order to comply with the recommendation of Controladoria Geral da União (“CGU”) stated in the Valuation Report of the Privatization, dated September 06, 2021.

Also, it is important that there is no change to the essential conditions assumed in those valuations prior to the Privatization, such as the lack of capital increases by Eletronuclear until the completion of the Restructuring, because those changes would also change the calculations performed for the Restructuring, therefore impacting the provisions in CPPI resolution.

Therefore, it was suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, of 2021:

(…)

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§ 11 ELETROBRAS and Eletronuclear shall not carry out, until the date of liquidation of the Global Public Offering, any capital increase additional to those specified in this Resolution.”

III.4.1. ENBpar

a)              Issuance of the decree for the creation of a state-owned company (Decree No. 10,791/2021)

Considering that Law 14,182 only authorizes the creation of the state-owned company – and does not create it in fact – it is therefore the duty of the President of the Republic, acting as chief of the Executive Power and responsible for the structuring of the bodies of the Federal Public Administration, to proceed with its creation.

The proper instrument for such is a decree, with grounds in article 84, item IV, of the Federal Constitution, which provides the exclusive attribution of the President of the Republic to issue decrees for the execution of laws.

On September 13, 2021, it was published in the Federal Official Gazette (Diário Oficial da União) the Decree No. 10,791/2021, in order to incorporate ENBpar.

b)              Issuance of the order establishing the Eligibility Committee ad-hoc

As discussed in the Legal Report, according to article 1st of Decree No. 10,791/2021, ENBpar is linked to the Ministry of Mines and Energy.

Article 10 of Law No. 13,303/2016 (“Law of State-Owned Companies”) provides that a state-owned company must create a statutory committee to verify the compliance with the process of indication and evaluation of members for the board of directors and audit committee, with duties of supporting the controlling shareholder when appointing those members.

Therefore, after the issuance of the decree determining the creation of the state-owned company (i.e., Decree No. 10,791/2021), the Ministry of Mines and Energy shall issue an order (portaria) establishing the Eligibility Committee (Comissão de Elegibilidade) ad-hoc for the assessment of the indication of future statutory members of the company.

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Articles 21[22], 22[23] and 23[24] of Decree No. 8,945/2016 detail the procedures to be followed by the statutory eligibility committee for the compliance with its attributions.

We highlight that, according to article 5 of Decree No. 10,791/2021, it is the duty of the Minister of Mines and Energia, until the statutory eligibility committee of ENBpar is created, to create the transitory and non-statutory commission for the exercise of the attributions of said committee and for the compliance with the procedures that are referred to in articles 21 to 23 of Decree No. 8,945/2016.

The commission will be comprised by employees occupying effective titles of superior level in exercise at the Ministry of Mines and Energy. The Ministry of Economy will also appoint an employee occupying an effective title of superior level to also comprise the commission..

22 Article 21. A state-owned company will create the statutory eligibility committee with the following duties: I – opine, in a way to support the shareholders on the indication of management and members of the statutory audit committee (conselho fiscal) about the fulfillment of the requirements and the lack of prohibitions for the applicable appointments; and II – verify the conformity of the evaluation process of management and members of the statutory audit committee. § 1st The statutory eligibility committee will resolve by majority of votes, as will be registered in the minutes. § 2 The minutes will be registered in summary form of the events, including contrary votes and protests, and shall contain the transcription only of the resolutions taken. § 3º The statutory eligibility committee may be created by members of other committees, preferably the audit committee (comitê de auditoria), by employees or members of the board of directors, and complying with the provisions of arts. 156 and 165 of Law No. 6,404, of 1976, with no additional compensation.

23 Article 22. The body or the entity of the federal public administration responsible for the appointment of management and members of the statutory audit committee (conselho fiscal) will deliver: I – standard form for the analysis of the committee or eligibility committee of the state-owned company, jointly with the supporting documents and its prior compatibility analysis; and II - name and indication data to the Civil House (Casa Civil) of the Presidency of the Republic, for prior approval. § 1st The standard form will be disclosed in the website of the Ministry of Planning, Development and Management. § 2 The committee or eligibility committee shall opine, within eight business days as of the date of receipt of the standard form, under the penalty of being tacitly approved and under responsibility of its members in case it is confirmed the non-compliance with any requirement. § 3 After the opinion of the committee or eligibility committee, the body or entity of the Public Administration responsible for the indication of the board member shall deliver its final decision of compatibility to the General Attorney Office of the National Treasury (Procuradoria-Geral da Fazenda Nacional), in the event of appointment by the Federal Government to the state-owned company or mixed capital company (sociedade de economia mista), or to the controlling company, in case of appointment to subsidiaries. § 4 The indications of minority shareholders and employees also shall be made by means of the standard form disclosed by the Ministry of Planning, Development and Management and, if it is not previously submitted to the committee or eligibility committee, it will be verified by the secretary of the meeting or by the board of directors at the time of election.

24 Article 23. The body or entity of the federal public administration responsible for the indication of management or members of the audit committee shall keep their independence from the statutory members in the exercise of their duties.

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c)               Prior analysis of compatibility of the indications of SEST, STN and Ministry of Mines and Energy

Articles 1st and 2nd of Resolution CGPAR 24/2018 set forth that the names and data of all representatives indicated for duties of management and members of the audit committee shall be delivered to the Civil House (Casa Civil) of the Presidency of the Republic, for prior approval.

I.e., after the creation of the Eligibility Committee ad-hoc, the Ministry of Mines and Energy and the Ministry of Economy shall initiate the indication process of statutory members of ENBpar.

According to paragraph 4 of article 36 of Decree No. 8,945/2016, the supervising Ministry to which the state-owned company is bound must perform the indication to the duties of management and members of the audit committee. Also, according to article 12 of Decree No. 89,309/1984, at least 1 member of the audit committee shall be elected by indication of the Minister of Economy, as representative of the National Treasury.

In accordance with item VII, item ‘a’ of article 98 of Decree No. 9,745, dated April 8, 2019, it is the duty of the Secretary of Coordination and Governance of State-Owned Companies (Secretaria de Coordenação e Governança das Companies Estatais or “SEST”) to promote the operationalization of the indication of the representative of the Ministry of Economy at the board of directors and audit committee.

Only after the approval by the Civil House of the names sent by the Ministry of Mines and Energy and by the Ministry of Economy that the delivery of the indication to the Eligibility Committee may occur.

According to article 22 of Decree No. 8,945/2016, the body of the federal Public Administration responsible for the indication of management and members of the audit committee shall deliver the form for analysis of the committee or Eligibility Committee of the state-owned company.

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d)              Material analysis of indications by the Eligibility Committee ad-hoc

As from the date of receipt of the form, the committee will have 8 business days to opine on the eligibility, under penalty of tacit approval and under responsibility of the members of the committee, in accordance with article 22, paragraph 2 of Decree No. 8,945/2016.

After the opinion, the responsible for the indication shall deliver the final decision on compatibility to the General Attorney Office of the National Treasury (Procuradoria-Geral da Fazenda Nacional or “PGFN”), in accordance with article 22, paragraph 3 of Decree No. 8,945/2016.

e)               To formally demand PGFN for the performance of the incorporation meeting

In accordance with article 2 of Decree No. 89,309/1984, the entities in which the National Treasury participates shall deliver to PGFN the calling notice of their general meetings, jointly with the summarized report and objective of the matters included in the respective agenda, with prior notice of 60 days from its holding, when referring to ordinary meetings, and 30 days, when referring to extraordinary meetings.

Since the new state-owned company would not have been incorporated yet, the aforementioned delivery to PGFN related to the incorporation of ENBpar shall be made by the Ministry of Mines and Energy. Decree No. 10,791/2021 provides that the Minister of Mines and Energy will designate the representative for the practice of the administrative formal acts required for the incorporation and implementation of ENBpar (article 6).

f)                Scheduling of the meeting and delivery of request of prior opinion to STN and SEST

According to article 3 of Decree No. 10,791/2021, PGFN will call the shareholders’ general meeting for the incorporation of ENBpar, according to article 87 of the Corporation Law.

After the receipt of the calling notice of the shareholders’ general meeting, PGFN shall consult the Secretary of Control of State-Owned Companies (Secretaria de Controle de Companhias Estatais), jointly with the Executive Secretary of the Interministerial Board of Salaries of State-Owned Companies (Secretaria Executiva do Conselho Interministerial de Salários de Companhias Estatais), the Secretary of the National Treasury (Secretaria do Tesouro Nacional), the Brazilian Central Bank and CVM, according to article 3 of Decree No. 89,309/1984.

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According to the sole paragraph of article 8 of the Order (Portaria) of the Secretary of the National Treasury No. 602/2020, the representatives of the National Treasury shall timely respond to the demands of the General Coordination of Equity Holdings (Coordenação-Geral de Participações Societárias or “COPAR”), as well as participate to the technical/theme meetings which are called by COPAR, for the drafting of vote orientations of the Minister of Economy for those meetings.

Therefore, SEST and STN shall draft the vote of the Minister of Economy in preparation for the incorporation meeting of ENBpar.

g)              Signing of the vote of the Federal Government at the incorporation meeting by the Minister of Economy and vote at the meeting by PGFN

Article 5 of Decree No. 89,309/1984 provides that the Federal Government will be represented by PGFN, which will rigorously comply with the instructions issued by the Minister of Economy and by the Minister of State that supervises the area.

Therefore, PGFN has the obligation to follow the arrangements determined by the Minister of Economy and Minister of Mines and Energy.

h)              Register of incorporation acts at the proper board of trade

Finally, after the signing of the incorporation minutes of the state-owned company, it will be required to register (filing) the incorporation acts of the company before the proper board of trade (junta comercial) (i.e., the one responsible for the State or Federal District where the head office of ENBpar is located) so that the company acquires legal existence, in accordance with articles 45, 985 and 1,150 of Law No. 10,406, dated January 10, 2002, as amended (Brazilian Civil Code).

III.4.2. Itaipu

Itaipu is the binational entity created and governed, with equal rights and obligations, by the treaty signed on April 26, 1973 (“Treaty”) (approved by the Legislative Decree No. 23/1973), between the Federative Republic of Brazil and the Republic of Paraguay. For more details about the history and rules applicable to Itaipu, see item IV.2.1 of the Legal Report. Also, as deeply discussed in the Legal Report, the participation in the capital stock of Itaipu by Eletrobras will be transferred to ENBpar, as a condition of the Privatization, and such transfer shall occur by a fair value.

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As detailed in the Legal Report, it is not provided in the rules applicable under public law or private or contractual rules that apply to this case any rule about the valuation method of state-owned company (see item XII.1 of the Legal Report).

As discussed in the Legal Report, and also under the financial point of view, the value of the capital stock of the company and its fair value are different concepts, since the first relates to the historic investments of the shareholders in the company and the second, even though it is not legally defined, usually relates to the future perspectives of free cash flow of the company, brought to present value by using the discount rate that is appropriate for the interest level of the economy, the market risk, the risk of the country (when applicable), the risk of the business, the financial indebtedness and the rates of taxation over revenues. As we may see, the first relates mainly to the past, while the second relates mainly to the future.

Also, the fair value, to be used as price for the purchase and sale transaction, may also be understood as the one that leads the transaction to be economically neutral to the parties. A similar understand has even been issued by TCU, as also described in the Legal Report.

In case of Itaipu, it is important to mention that, as defined in the Treaty and governed by the subsequent reversal notes, the commercialization tariff is defined in order to allow that there is no economic excess in the transaction, and it is settled a fixed compensation of 12% per year to Eletrobras and ANDE, calculated over their participation in the capital, based on US dollar, updated annually by the variation of this currency, according to item III.1 of Schedule C of the Treaty and Article XV, paragraphs 4 and 5, of the Treaty. Initially, this currency variation was calculated by the variation of the trading price of the gram of gold, however, in 1986, the index of currency variation was changed to consider an inflation basket comprised by CPI (consumer price index) and IG (industrial goods), two inflation indexes of the United States[25].

Therefore, in the specific case of Itaipu, the perspective of future free cash flows, and, therefore, the assessment of the fair value itself, relate to the value of the capital stock (since it is equivalent to the initial investment). However, it is worth noting that, even though they are related, it does not mean that they have the same amount.

25 See item 2 of Reversal Note (Nota Reversal) DTM/T/N.R. No. 3, dated January 28, 1986, about the replacement of gold standard: “The actual amount of US dollars (...) will be kept constant by means of the following formula: AF [adjustment factor] = (1 + 0.5 * VIG [variation of Industrial Goods Index]) + (0.5 * VCP [variation of Consumer Price Index])”.

Classificação: Confidencial
84

This peculiarity of the compensation of the shareholders of Itaipu leads to this participation being close to, on a financial standpoint, a fixed income deed that is linked to inflation and that periodically pays a certain fixed rate of coupon to its holder. Therefore, it is reasonable to understand that the fair value of the equity holding of Itaipu may be calculated in accordance with the same methodology used to calculate the fair value of fixed income deeds, which is: if the discount rate used for such, in real terms, is equal to the rate of the coupon paid by the deed linked to inflation, the fair value will be equal to the nominal value of the issuance, updated by inflation. If the discount rate is lower than the coupon rate of the deed, the fair value will be higher, and vice-versa.

As discussed in the Legal Report, we understand that the Treaty allows the Federal Government to unilaterally change the vehicle by means of which it exercises its indirect participation in Itaipu, succeeding Eletrobras by another company (in this case, ENBpar). In this case, it shall be discussed the amount by which Eletrobras shall be indemnified for the investment performed in the asset, as discussed in said Report. A simple valuation solution would be to have an indemnification equivalent to the historic value of capital investments made by Eletrobras, updated by the currency variation, exactly as it would be done upon the redemption of a fixed income deed linked to inflation. This calculation considers, obviously, that the capital compensation, in real terms, was already liquidated by means of the annual payments to Eletrobras, as well as it would be the case of a fixed income deed, by means of payment of the periodic coupons.

Therefore, on a financial standpoint, the calculation of the applicable fair value must take into consideration the original investment (which, in case of Itaipu, coincides with the value of the capital stock) updated by an adjustment factor that reflects the corresponding currency variation since the payment of the capital by Eletrobras in Itaipu until December 2020, added of (i) the additional inflation of the period since January 2021, including, until the actual completion of the transfer of the asset of Eletrobras to ENBpar; and (ii) the amount required for payment of the compensation of 12% over the participation in the paid-in capital, according to paragraph 1st of article III of the Treaty and article VI of Schedule A (bylaws of Itaipu), relating to the period of 2021 and proportional payment of compensation referring to the period of January 2022, when it will occur the transfer of the asset of Eletrobras to ENBpar, since the right to receive that compensation will materialize before the completion of the transfer, but that compensation would not have been paid yet.

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85

In an illustrative manner, the calculation may be presented as follows:

Where:

1)	According to Schedule A, article 6 of the Treaty: “The capital of ITAIPU shall be equivalent to US$100,000,000.00, belonging to ELETROBRÁS and ANDE in equal and non-transferable portions”.
2)	The adjustment factor in December 2020 of 4.16524 was obtained from the financial statements of Itaipu in December 31, 2020, and calculated, in accordance with that document, based on the annual average inflation rate verified in the United States, by using the Industrial Goods and Consumer Prices indexes, as published in International Financial Statistics magazine, updated since 1975.
3)	In accordance with article 15, paragraph 4 of the Treaty: “The actual amount of US dollars, destined for payment (...) of the compensation over the capital (...) will be kept constant and, for such, the aforementioned amount will follow the fluctuations of the US dollar, referring to its standard in weight and title, in gold”.

Item 2 of the Reversal Note (Nota Reversal) DM/T/N.R. No. 3, dated January 28, 1986, provides for the replacement of the gold standard: “The actual amount of US dollars (...) will be kept constant by means of the following formula: (1 + 0.5 * variation of the Industrial Goods Index + 0.5 * variation of the Consumer Price Index)”.

The best estimate for 2021 of the Consumer Price Index and Industrial Goods Index was considered to be the figures corresponding to the last 12 months as disclosed by the U.S. Bureau of Labor Statistics on the date of conclusion of this Report, available at the websites https://www.bls.gov/ppi/ and https://www.bls.gov/cpi/, and presented below:

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Considering the balance of 0.5 of the variation of the Industrial Goods Index and 0.5 of the variation of the Consumer Price Index, as referred to in the paragraph above, we conclude that the following factor shall be applied for the purposes of the adjustment estimated for 2021:

By applying the aforementioned adjustment factor on the investment amount in December 2020, the result is the following:

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4)	According to paragraph 1 of article III of the Treaty and article VI of Schedule A (bylaws of Itaipu), the amount required for the payment to the parties that incorporated Itaipu corresponds to the compensation of 12% per year over the equity holding of Eletrobras in the paid-in capital of Itaipu. By applying this compensation over the amount of investment estimated to December 2021, we have the following:

5)	Assuming that the transfer of Itaipu to ENBpar by Eletrobras will be concluded in January 2022, it was considered the proportional adjustment of the inflation index for that month. For this analysis, it was considered the monthly basis of the number calculated for 2021 and taken as the best adjustment rate for the month of January 2022, in accordance with the following calculation:

By applying the aforementioned adjustment factor to the amount of equity holdings updated to December 2021, the result for January 2022 is the following:

6)	As discussed in item 4 above, it was considered in the calculation of the fair value the monthly compensation calculated in January 2022 over the equity holding of Eletrobras in the paid-in capital of Itaipu. This compensation shall be applied over the amount of equity holdings updated to January 2022, i.e.:

Based on the aforementioned calculation, and adding all elements of the sum already detailed above, we observe that the fair value of the equity holding of Eletrobras in Itaipu to be transferred from Eletrobras to ENBpar, in January 2022, is US$252,459,555.20, equivalent to R$1,390,648,213.84, considering the exchange rate, for sale, of the US dollar, as disclosed by the Brazilian Central Bank (“PTAX”) for the base date of October 08, 2021 (“Conversion Base Date”), of 5.5084.

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a)              Means of payment for the equity holding

With respect to the payment of the fair value of the equity holding of Eletrobras in Itaipu, calculated as detailed in the previous item, considering the budget restrictions of ENBpar informed during the works by the team of the Ministry of Mines and Energy (considering, essentially, that an increase in the amount directed to the project would conflict with the provisions of the Annual Budget Law (Lei Orçamentária Anual - LOA) of the fiscal year of 2021, i.e., Law No. 14,144, dated April 22, 2021), it was initially proposed that the payment is made in 360 monthly and successive installments, under the model of constant payments (tabela price), which will be updated in accordance with the exchange variation detailed as follows, but it would be reserved to ENBpar, however, at its sole discretion, the possibility of advanced payment of the outstanding amount, also in accordance with the following rules.

It is important to mention that BNDES and this Consortium are not proposing the inclusion of the aforementioned number of installments in the next CPPI Resolution that will resolve about the terms and conditions of the Privatization, since, in accordance with information disclosed by Eletrobras, the approval of such number of installments depends on further discussions according to its internal governance. Therefore, as mutually agreed with the Ministry of Mines and Energy, it was defined that the discussion of such number of installments will be resumed and approved afterwards, but respecting the payment capacity of ENBpar and its non-dependency of the National Treasury. Notwithstanding, in the event that it is approved a number of installments different from 360, the calculations of the applicable modeling shall be redone accordingly.

In order to define the proper interest rate for the applicable installments, it was used as reference the required compensation, at market value (called “yield”), of the deeds issued by the National Treasury, based on US dollar (also known as Global Bonds), with maturity on January 07, 2041, identified by the ticker EH9950625, and that, on the Conversion Base Date, were negotiated with the yield of 5.549% per year. The selection of this deed as reference results from the fact that it presents the closer duration, among all Global Bonds issued by the National Treasury, to the installments to be paid by ENBpar to Eletrobras: 11.5 years for the former, against 11.2 for the latter.

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Based on those parameters, the amount of each installment to be paid by ENBpar to Eletrobras is US$1.419.630,10, equivalent to R$7.819.890,46 (“Original Amount of the Installment”), considering the PTAX on the Conversion Base Date.

The monthly payments of the installments will be owed by ENBpar to Eletrobras every fifth business day of each month, counted from the second month following the one when the transfer of equity holding is completed (as an example, if the transfer is completed in January, the payment of the first installment shall occur on the fifth business day of March; if the transfer occurs in February, the first payment will be owed on the fifth business day of April, and so on and so forth). The amount of the installment shall be updated by the variation between the PTAX on the Conversion Base Date and the PTAX of the last business day immediately prior to the payment (“Updating PTAX”), according to the following formula:

Amount of Installment to be paid = Original Amount of the Installment X

ENBpar may choose, at its sole discretion, to liquidate in advance the outstanding amount owed to Eletrobras for the equity holding in Itaipu. In this case, ENBpar shall notify Eletrobras, within at least 30 calendar days in advance, its intention to perform said advanced payment. The amount to be paid (“Advanced Payment Amount”) will be calculated based on the following formula:

Where N = number of installments already paid up to the time of liquidation

The payment of the advanced payment will be made in Brazilian currency (Reais), converted to the currency to which the outstanding amount is linked (US dollars) based on the PTAX of the last business day immediately prior to the payment.

Finally, it is worth mentioning that the linking of the installments to the exchange variation of US dollar is in line with the flow of receivables that are attributed to ENBpar after the undertaking of the corporate control of Itaipu, because ENBpar will be entitled to receive two payment flows, the first related to the compensation of 12% per year over the participation in the paid-in capital of Itaipu (as the forth element of composition of value of the equity holding, as detailed in the previous section of this Report), and the second as the reimbursement of management and supervision charges. Those flows exceed the amount of the installments to be paid, and there is a positive cash flow of ENBpar in US dollars, which results in a positive exchange exposure, so that the company has a gain in Reais that is increased in the event of exchange devaluation and increased in the opposite direction. If the payment was settled in Reais, ENBpar would have a positive exchange exposure even higher, so that the payment linking to the exchange variation contributes to the reduction of the exchange risk of the company.

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b)              Agreement and acts of transfer of equity holding

As indicated in the previous item, the transfer of the equity holding of Eletrobras in Itaipu to ENBpar must occur by means of payment, by ENBpar to Eletrobras, of a fair compensation. The transaction shall, therefore, occur by means of the signing of a purchase and sale agreement of that equity holding.

Considering the concept of the transaction – i.e., essentially, the simple replacement of the vehicle of the Federal Government by means of which the equity holding in Itaipu is held – and the fact that the Federal Government is, before and after the transaction, the indirect controlling shareholder of the equity holding in Itaipu (by means of Eletrobras and ENBpar, respectively), we understand that there shall not be any obligation or indemnification right between the parties for liabilities, current or contingent, related to Itaipu. In the same sense, the possible existence of indemnification would mean that the Federal Government (by means of Eletrobras) would be indemnifying itself (by means of ENBpar) by the impacts of the management that the Federal Government itself (by means of Eletrobras) conducted in Itaipu. In other words, we understand that the transaction shall be a “closed fence” one (which is the term used by the market for structures of this nature).

We understand, however, that there is no obstacle for the provision of an indemnification obligation, by Eletrobras to the Federal Government, as a result of acts of fraud and willful misconduct, for example.

With respect to the acts required for the closing of the transaction, as already discussed in the Legal Report, we understand that the amendment to the bylaws of Itaipu is not required, and neither to the Treaty, for the replacement of Eletrobras by ENBpar with respect to the vehicle that holds the Brazilian equity holding in Itaipu, since those documents refer to the term “Eletrobras” as Eletrobras itself or the company that succeeds it.

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Therefore, since the aforementioned purchase and sale agreement already formalizes the transfer of equity holding between Eletrobras and ENBpar, we understand that no additional agreement or corporate instrument is required for such. It is important, however, to analyze which accounting transactions shall be made to formalize that transfer, but the analysis of accounting aspects is not comprised in our scope of work.

It is worth highlighting, also, that, even though we understand that the consent of Paraguay or the amendment to the bylaws of Itaipu or to the Treaty are not required for the closing of the transfer of the equity holding, we did not carry any assessment of possible diplomatic questions that may arise from the implementation of the transaction, since this type of analysis is also not comprised in the scope of our works.

Therefore, it was suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, of 2021:

(...)

II - execution of a transfer agreement of the entire interest held by ELETROBRAS in the capital stock of Itaipu Binacional to Empresa Brasileira de Participações em Energia Nuclear e Binacional SA (“ENBPar”), in consideration of payment of R$ 1,390,648,213.84 (one billion, three hundred and ninety million, six hundred and forty-eight thousand, two hundred and thirteen reais and eighty-four cents), equivalent to US$ 252,459,555.20 (two hundred and fifty-two million, four hundred and fifty-nine thousand, five hundred and fifty-five US dollars and twenty cents) on October 8, 2021, corrected by the variation of the US dollar exchange rate, and, with a condition precedent clause conditioning its effectiveness to the settlement of the Global Public Offering;

(...)

§ 5 The corporate restructuring acts provided for in items II, IV to VI and VIII to XIII of the main section of this article shall be subject to the approval of ELETROBRAS shareholders at a general meeting, based on item I of art. 3 of Law No. 14,182, of 2021, regarding which the Federal Government shall abstain from voting; and the effects of such resolutions, as well as the effects of the act described in item VII, shall be suspended and subject to the settlement of the Global Public Offering, pursuant to art. 125 of Law No. 10,406, of 2002, and § 2 of art. 3 of Law No. 14,182, of 2021.

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(...)

§ 8 The contract referred to in item II will provide that the payment for the participation in Itaipu Binacional, to be made by ENBPar, will be made in monthly installments, adjusted by the variation of the US dollar rate, considering the rate interest of 5.549% (five point five four nine percent) per year, for a period to be defined between ENBPar and ELETROBRAS, subject to ENBPar's payment capacity and its independency from the National Treasury.

§ 9 ENBPar will have the prerogative of prepayment, at any time, of the remaining balance of the installments referred to in § 8.

c)               Transfer of corporate control

In accordance with ANEEL Rule No. 484/2012, the transfer of corporate co-control of Itaipu, from Eletrobras to ENBpar, is subject to the prior approval of ANEEL.

According to article 11 of ANEEL Rule No. 484/2012, the initial request of prior approval of ANEEL to the transfer of control must be filed and drafted in writing by Itaipu and Eletronuclear, and contain the following data, documents and information:

(i)       identification of sectorial agents;

(ii)       identification of the representatives, when applicable;

(iii)       residence of the requesting parties or place for receipt of communication;

(iv)       date and signing by the agents themselves or their representatives;

(v)       drafting of the request, with the description of the facts and the applicable legal, contractual and regulatory grounds, containing:

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a) detailed exposure of the intended transaction, in order to present its motivation and purpose, and the interest of granted parties and controlling shareholders in its implementation, mainly the benefits arising from it, whether of corporate, equity, legal, financial and tax nature, as well as the possible risk aspects;

b) estimated timeline for the implementation of the transaction, presenting the minimum indicative term of 60 days in order to allow ANEEL to conduct the instruction, analysis and resolution of the prior approval process for the transfer of control; and

c) current structure of corporate control of the sectorial agents, jointly with the incorporation act in effect, appointment act of the current management, corporate chart of the economic group and, if applicable, the shareholders’ agreement that impacts the corporate control of the sectorial agent and information on whether the company is governed complementarily by rules of other corporate type; and

(vi)       the documents of the intended controlling shareholder (ENBpar), as detailed below:

•	Incorporation acts in effect;
•	Shareholders’ agreement and additional legal transactions that represent an impact to the corporate control;
•	Chart of the economic group that simulate the post-transaction situation, as well as charts of possible intermediary steps;
•	Declaration of the intended controlling shareholder that: (i) it agrees and commits to comply with all provisions of the delegation in effect (concessionaire/permissionaire/authorized companies), (ii) it will keep at least the current technical capacity of the delegated company and will implement improvements; and (iii) it is subject to the legal and regulatory rules;
•	P&L statements of the last fiscal year;
•	Clean court certificate of bankruptcy, judicial and extrajudicial recovery (Certidão de Falência, Concordata e Recuperação Judicial e Extrajudicial);
•	Simple copy of the enrollment with the CNPJ;
•	Simple copy of the enrollment with the state taxpayer registry;

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•	Simple copy of the enrollment with city taxpayer registry;
•	Clean certificate of debts related to federal taxes and debts with the Federal Government (Certidão Negativa ou Positiva com Efeitos de Negativa Conjunta de Débitos Relativos the Tributos Federais e à Dívida Ativa da União);
•	Clean certificate relating to taxes of severance contributions (Certidão dos Tributos Relativos às Contribuições Previdenciárias e de Terceiros);
•	Clean certificate relating to the severance fund (Certificado de Regularidade perante o Fundo de Garantia do Tempo de Serviço) (FGTS);
•	Clean certificate relating to labor debts (Certidão Negativa de Débitos Trabalhistas) (CNDT) or the positive certificate with the same effects;
•	Clean certificate relating to state taxes (Certidão Negativa ou Positiva com Efeitos de Negativa de Tributos Estaduais);
•	Clean certificate relating to city taxes (Certidão Negativa ou Positiva com Efeitos de Negativa de Tributos Municipais);
•	Declaration of compliance with the obligation set forth in Law No. 9,854, dated October 27, 1999, as determined by item V of article 27 of Law No. 8,666, dated 1993;
•	Drafts of the protocol and justification, and valuation report, and plans of changes to incorporation acts of the companies involved in the process of corporate restructuring, as applicable;
•	Most recent analytic balance sheet and P&L statements of the companies involved in the corporate restructuring, as applicable; and
•	Estimated balance sheet, P&L statement and cash flow statement of the succeeding company, simulating the post-transaction scenario of the corporate restructuring, as applicable.

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According to the manual available at the website of ANEEL[26], the period estimated by ANEEL for the completion of the analysis of requests for transfer of control is 60 days as of the complete filing of the request, which occur on the filing of the last document presented to ANEEL.

Considering the timeline intended for the Privatization, as well as the minimum term of 60 days for the analysis of ANEEL for the aforementioned approvals, it may not be feasible to comply with all those terms within the intended timeline. Therefore, we suggest that a formal consultation to ANEEL is presented for the confirmation of the possibility of an analysis of change of direct control or co-control of Itaipu and Eletronuclear from Eletrobras to ENBpar within the period that does not compromise the timeline of the Privatization.

As detailed in item III.2.9 of this Report, we understand that the change of control of Eletrobras by means of decentralization of capital and, as a result, the indirect change of control of the subsidiaries of Eletrobras is subject to the oversight of ANEEL the posteriori. Notwithstanding, considering the formal consultation recommended above, this understanding may be presented to ANEEL in the same consultation.

d)              Change of decree of commercialization of electric energy and adhesion of ENBpar to CCEE

Decree No. 4,550/2002 shall be amended by means of a new presidential decree to appoint ENBpar, controlling shareholder of Itaipu, as the new agent of commercialization of the electric energy of the hydroelectric power plant of Itaipu, replacing Eletrobras.

ENBpar shall adhere to CCEE as the commercialization agent of Itaipu, in accordance with the process set forth in Submodule 1.1 – Adhesion to CCEE of Module 1 – Agents of Commercialization Procedures of CCEE (Submódulo 1.1 – Adesão à CCEE do Módulo 1 – Agentes dos Procedimentos de Comercialização da CCEE). For reference, we listed the procedures for the adhesion to CCEE in Schedule III.4.2(d) of this Report.

For adhering to CCEE, ENBpar must inform the pre-registry data required by the system, for the issuance of the payment slip of the fee for the adhesion to CCEE and make the due payment. The process of adhesion to CCEE begins on the date of confirmation of the payment of the respective fee, as evidenced by the bank, and this date shall be disclosed in the system and informed to the candidate (agent). As from that moment, the candidate must perform all other activities required by the system related to the adhesion process.]

26ttps://www.aneel.gov.br/documents/656815/14968767/Transfer%C3%AAncia_de_Controle_Societ%C3%A1rio_at19.pdf/61a4fa91-cada-ed7d-e741-287553d5429b

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ENBpar must open an specific bank account for purposes of financial liquidation of the Short-Term Market, before the liquidation and custody agent of CCEE, using the same CNPJ indicated in the adhesion process, and inform said account in the system. In addition to the opening of the bank account, it is required that the candidates to participate to the regime of quotas of physical guarantee or nuclear energy open the specific bank account for purposes of financial liquidation of quotas and inform said account in the system. For the opening of bank accounts, ENBpar must follow the terms and conditions defined by the bank, which shall confirm the opening of the account no later than 5 business days, if there are no pending matters in the presented documentation.

ENBpar must present the documentation listed in Schedule III.4.2(d) of this Report. All documentation for adhesion shall be valid and fully in effect on the deadline for the regularization of the pending matters referring to the month of approval of adhesion, as set forth in Submodule 1.2 – Registry of Agents (Cadastro de Agentes). The documentation must be valid according to the validity date informed therein or, upon omission, until 60 days as of the issuance date, when applicable.

CCEE will inform the completion of the analysis of the requirements and documentation no later than 5 business days as of the date of receipt of all documentation and registry. The Chamber may request from ENBpar, by means of the system, certain additional information or documentation required to complement the analysis of the adhesion request, which analysis shall be completed no later than 5 business days as of the date of receipt of the requested complementation.

The adhesion will be resolved in a meeting of the Board of Directors of CCEE, to be performed until 8 business days before the month of the transaction of power commercialization. The result of the adhesion request must be informed by means of the system no later than 1 business day after the Board resolution.

e)               Segregation of severance plan

Currently Itaipu is sponsored by a severance plan offered to its employees and former employees (Fibra Benefits Plan – Plano de Benefícios Fibra or “PBF”). The PBF is managed by Fundação Itaipu Brasil de Previdência e Assistência Social, which is a closed non-profits private severance entity created in 1988. More information about scope and risks related to the PBF and Fibra are detailed in the Legal Report.

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As mitigation of the legal risks related to the joint responsibility of Eletrobras for labor obligations of Itaipu related to the PBF, both companies may sign private instruments between them to provide for mutual indemnifications in the event that Eletrobras is forced to bear obligations of PBF held by Itaipu after the Privatization. Similarly, it may be included in the purchase and sale agreement an indemnification section in benefit of Eletrobras, in the event that it becomes responsible for the aforementioned obligations.

III.4.3. Eletronuclear

Eletronuclear is a mixed capital company (sociedade de economia mista), controlled by Eletrobras, incorporated in accordance with the authorization provided in Decree No. 76,803, dated December 16, 1975, with the specific purpose of exploring, on behalf of the Federal Government, nuclear activities for power generation, according to Decree No. 2,223, dated May 23, 1997 and Orders (Portarias) No. 315/1997, and Nos. 184, 185 and 186/1997 of the National Department of Water and Electric Energy (Departamento Nacional de Águas e Energia Elétrica) and the National Commission of Nuclear Energy (Comissão Nacional de Energia Nuclear), respectively.

For more details about the history and rules applicable to Eletronuclear, see item IV.1.1 of the Legal Report. Also, as deeply discussed in the Legal Report, the control of Eletronuclear will be transferred by Eletrobras to ENBpar, as a condition for the Privatization.

III.4.4. Financial considerations about the transactions involving Eletronuclear

a)              Context of the investment by ENBpar in Eletronuclear

The investment in Eletronuclear, as indicated in the supporting documentation provided to CPPI for the issuance of Resolution No. 139/2020, has also the purpose, beyond simply removing the control of ETN from Eletrobras and allowing the privatization, of balancing the capital structure of ETN. As informed by BNDES, it is estimated that the investments of Eletrobras, jointly with this investment of ENBpar, will be sufficient (based on the current assumptions, i.e., still without the final studies developed by BNDES under the agreement signed with ETN) to allow the financing of the resources required for the completion of Angra 3, in compliance with Decree No. 9,915/2019.

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As already discussed in this Report, based on the assumption informed by the Ministry of Mines and Energy that the price for the sale of energy of Angra 3 will be sufficient to allow the feasibility of the project, the investment would lead to an appropriate return and allow the completion of the works initiated in the decade of 1980. In addition to the development of the place that will be brought by the resume of works, other upsides are expected with the completion, such as the creation of a demand for an specialized industrial park, which would support the maintenance/retake of the know-how of the local industry in the nuclear sector.

Without exploring the sectorial analysis, we understand that the completion of the works will bring positive impacts in the power matrix, with diversification and trustworthy, and qualifies ETN to, in the future, develop new projects with more experience, based on the experience acquired with the project, since the expansion of the nuclear source is part of the current plans of the sector. In addition, on a non-exhaustive analysis, the increase of demand for nuclear fuel from INB may help this company in the project of becoming a non-dependent state-owned company.

b)              Consideration about the value of Eletronuclear

The results of the independent valuation report prepared by BR Partners according to Agreement OCS No. 138/2021 / Agreement SRM No. 4400004677 was used as reference for the fair value of Eletronuclear, calculated as R$3,468,000,000.00 on the base date of March 31, 2021. Since the modeling of the restructuring of Eletronuclear provides for corporate acts occurring in January 2022, it is required that the fair value of the company is updated to that date. Therefore, it was used as reference for update of the fair value the cost of own capital of Eletronuclear calculated by BR Partners as 11.23% per year, in nominal terms, which applied to the value on the base date of March 2021 is equivalent to R$3,789,634,887.11 as fair value of the company in January 2022.

c)               Unpaid minimum priority dividends owed to shareholders holding preferred shares

Since 2010, Eletronuclear did not distribute any dividend to its shareholders. However, as highlighted in the Legal Report, the bylaws of the company provide for a minimum priority dividend to shareholders holding preferred shares. If the payment of those dividends is not duly performed, the holders of preferred shares start to have voting right, as detailed in the same Report, which would affect the guidelines of Law 14,182 of transferring the corporate control of Eletronuclear to ENBpar, since Eletrobras would remain as the holder of the majority of the total capital of Eletronuclear. The payment of those dividends, therefore, is a material aspect of the Privatization process.

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The bylaws provide that the minimum priority dividend attributed to the shareholders holding preferred shares is 10% per year, without specifying the base of calculation. However, Eletrobras and Eletronuclear understand that such base of calculation shall be the portion of the capital stock of the company attributed to the preferred shares. Considering the lack of a clear parameter for that calculation, we understand to be more appropriate to apply the understanding of the involved companies themselves.

Since the total capital stock of Eletronuclear is currently R$8,493,035,701.18, the current participation of the preferred shares in the total capital is R$1,857,908,323.77. The chart below shows the participation of common (voting) shares and preferred shares in the shareholding of the company.

Type	Amount of Shares	Percentage	Capital Stock
Common	37,658,166,491	78.12%	R$6,635,127,377.41
Preferred	10,544,698,994	21.88%	R$1,857,908,323.77
Total	48,202,865,485	100.00%	R$8,493,035,701.18

In order to calculate the amount of those unpaid dividends owed to the shareholders holding preferred shares, the outstanding amounts shall be updated by the Selic rate applicable since the date set forth for each payment until January 2022, according to paragraph 4 of article 1st of Decree No. 2.673, dated July 16, 1998.

The graphic below shows the evolution of the annualized Selic rate since 2011:

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Since the figures of the SELIC rate between the months of October 2021 and January 2022 were not yet disclosed at the issuance of this Report, we used the applicable estimates disclosed by the Brazilian Central Bank on October 08, 2021. The red line of the graphic highlights that period.

The following chart shows the amounts of the applicable priority dividends owed to shareholders holding preferred shares for the years between 2010 and 2020, as well as the dividends estimated for 2021:

Year	Original Dividend (historical amount)	Selic Accumulated until January 2022	Amount Adjusted by Selic
2010	R$72,320,262.84	151.35%	R$181,777,040.89
2011	R$144,664,705.19	125.19%	R$325,774,104.61
2012	R$144,664,705.23	107.58%	R$300,301,706.33
2013	R$144,664,705.27	91.83%	R$277,513,357.79
2014	R$144,664,705.30	72.96%	R$250,217,784.89
2015	R$144,664,705.34	52.68%	R$220,875,326.71
2016	R$144,664,705.37	33.90%	R$193,705,450.33
2017	R$144,664,705.41	21.78%	R$176,168,540.98
2018	R$144,664,705.45	14.43%	R$165,536,997.28
2019	R$144,664,705.48	8.01%	R$156,245,623.75
2020	R$185,790,832.38	5.11%	R$195,284,085.73
2021	R$185,790,832.38	0.66%	R$187,022,247.85
Total	R$1,560,093,443.25	-	R$2,630,422,267.13

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In addition to the amount of priority dividends owed with respect to years between 2010 and 2020, it was performed an analysis of the dividends referring to 2021. As informed in the Legal Report, we suggest that it is removed from the Bylaws of Eletronuclear the provision about the payment of minimum dividends, with the purpose of avoiding that the preferred shares once more acquire voting rights upon non-payment of those dividends in the future. However, since the shareholders’ general meeting of Eletrobras that will ratify this statutory amendment is scheduled for January 2022, there will not be sufficient time to adjust this obligation before the end of the year, which means that the obligation will still be in effect at the closing of 2021, so that the investment to be performed to liquidate the accumulated dividends, as detailed in the following item, must comprise the amounts estimated for 2021.

Considering-se the amount of unpaid dividends accumulated between 2010 and 2020 owed to the shareholders holding preferred shares adjusted by the Selic rate, as well as the amount referring to 2021, all of which will be paid in January 2022, Eletronuclear will have an aggregate amount of R$2,630,422,267.13 of dividends to pay.

d)              Capital investments of Eletrobras and ENBpar, and conversion of AFACs by Eletrobras

Based on the foregoing item, Eletronuclear will perform a distribution to liquidate the unpaid and due dividends to the shareholders holding preferred shares. For the liquidation of that amount, Eletrobras will invest R$2,630,422,267.13 in Eletronuclear, which will be fully directed to the payment of dividends, to be allocated at the capital reserve account of the net equity. It is worth mentioning that this investment will be made by Eletrobras mainly by means of conversion of credits that Eletrobras holds in relation to those same dividends against Eletronuclear.

As informed by Eletronuclear, the company has an outstanding amount of AFACs that were already made but not yet converted in the amount of R$2,111,844,601.02 on September 30, 2021, of which R$1,920,063,433.83 are reported in the Quarter Information Report (ITR) 2Q2021, R$11,781,167.19 corresponding to the currency update from June 30, 2021 to September 30, 2021 and R$180,000,000.00 invested in September 13, 2021. In addition, on September 30, 2021, there was R$1,417,464,016.00 of AFACs to be performed by Eletrobras from the total amount expected for 2021 in the context of the Acceleration Plan of the Critic Line (Plano de Aceleração da Linha Crítica) of Angra 3, to be necessarily invested until thedate of the transaction with ENBpar. We assume that the currency updates of the unconverted AFACs as from October 2021 will be paid to Eletrobras, and not converted in capital[27].

27 The AFACs performed by Eletrobras in Eletronuclear in 2021 arise from the cash needs of Eletronuclear, and are not related to the Privatization or the Restructuring. Therefore, there is no need of approval of such matter by the shareholders’ general meeting of Eletrobras based on Law 14,182, neither according to the Corporation Law or the bylaws of Eletrobras.

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We considered in the modeling that the issuance of the new shares used to fund the distribution of dividends and the conversion of all AFACs in capital, as well as the shares to be subscribed by ENBpar for the takeover of the control of Eletronuclear in the amount of R$3,500,000,000.00, will occur simultaneously in January 2022. Such transaction will also be detailed further, in a section that will bring the legal aspects of the transaction as a whole.

Finally, in addition to the aforementioned amounts to be subscribed by Eletrobras and ENBpar, the amount of the capital increase of Eletronuclear shall be slightly increased so that the sum of the subscription amounts corresponds to Eletrobras’ portion of the new shares to be issued, considering that the minority shareholders will not exercise their preemptive right. The leftovers, in this case, will be later cancelled.

The chart below shows the corporate structure of Eletronuclear in June 2021, before the capital increase:

SHAREHOLDERS	ON	PN	TOTAL SHARES	ON%	Total %
Eletrobras	37,651,029,535	10,528,730,390	48,179,759,925	99.98%	99.95%
DAEE	5,960,026	7,405,548	13,365,574	0.02%	0.03%
Light	0	5,058,993	5,058,993	0.00%	0.01%
Others	1,176,930	3,504,063	4,680,993	0.00%	0.01%
TOTAL	37,658,166,491	10,544,698,994	48,202,865,485	100%	100%

The issuance of new shares will be realized based on the value of the company updated to January 2022, in the amount of R$3,789,634,887.11, and will keep the original proportion of common (voting) shares and preferred shares of Eletronuclear, and ENBpar will subscribe exclusively common (voting) shares and Eletrobras will subscribe the remaining shares. The chart below shows the amount of new shares issued to each shareholder and the amounts for each class of shares, assuming that the minority shareholders of Eletronuclear will not follow the capital increase.

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TYPE	AMOUNT	ON SHARES	PN SHARES	SHARE PRICE (R$)
ENBpar Subscription	R$3,500,000,000.00	145,538,468,345	0	0.024048
Eletrobras Subscription	R$6,159,730,884.15	168,267,426,817	87,869,086,983	0.024048
TOTAL	R$9,659,730,884.15	13,805,895,162	87,869,086,983	0.024

* Non-converted advances for future capital increase (AFACs), performed before September 30.

The chart below shows how the equity holdings will be after the issuance of new shares and the conversion of AFACs in Eletronuclear:

After the issuance of the new preferred shares and common (voting) shares, the corporate chart and the equity holdings of each shareholder will be as follows[28]:

SHAREHOLDERS	ON	PN	TOTAL	ON %	TOTAL %
Eletrobras	205,918,456,352	98,397,817,373	304,316,273,725	58.59%	67.64%
DAEE	5,960,026	7,405,548	13,365,574	0.00%	0.00%
Light	0	5,058,993	5,058,993	0.00%	0.00%
ENBpar	145,538,468,345	0	145,538,468,345	41.41%	32.35%

28 The indicated figures assume that the minority shareholders will not subscribe shares of the capital increase of Eletronuclear; therefore, there may be variations in the event that there is such exercise. Notwithstanding, since the equity holding of minority shareholders is immaterial, such exercise will not impact the success of the transaction in accordance with what is presented herein.

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Others	1,176,930	3,504,063	4,680,993	0.00%	0.00%
TOTAL	351,464,061,653	98,413,785,977	449,877,847,630	100%	100%

Thereafter, it will be made the payments of the accumulated dividends to shareholders holding preferred shares referring to the years between 2020 and 2021 in the amount of R$2,630,422,267.13. At the end of the transaction, the fair value of Eletronuclear in January 2022 will be R$10,818,943,504.13.

e)               Conversion of common (voting) shares into preferred shares

Since the Corporation Law limits the maximum quantity of preferred shares in a company at 50% of the total shares, it will be performed a conversion of common (voting) shares of Eletrobras into preferred shares by the conversion ratio of 1:1, in order to dilute the equity holding of Eletrobras in the voting capital of Eletronuclear.

Since the issuance of new shares referred to in the previous item will respect the current proportion of 78.12% of common (voting) shares and 21.88% of preferred shares, for the common (voting) shares to represent 50% of the total shares, therefore allowing ENBpar to hold the majority of the voting capital, it will be required to convert 126,525,137,838 common (voting) shares into preferred shares of Eletrobras. Therefore, the final corporate structure of Eletronuclear will be:

SHAREHOLDERS	ON	PN	TOTAL	ON %	TOTAL %
Eletrobras	79,393,318,514	224,922,955,211	304,316,273,725	35.30%	67.64%
DAEE	5,960,026	7,405,548	13,365,574	0.00%	0.00%
Light	0	5,058,993	5,058,993	0.00%	0.00%
ENBpar	145,538,468,345	0	145,538,468,345	64.70%	32.35%
Others	1,176,930	3,504,063	4,680,993	0.00%	0.00%
TOTAL	224,938,923,815	224,938,923,815	449,877,847,630	100%	100%

As a result of this conversion, ENBpar will hold the majority of the voting capital, and, therefore, the corporate control of Eletronuclear. The chart below summarizes how the equity holdings will be after the conversion of the preferred shares held by Eletrobras into common (voting) shares:

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f)                Free assignment of the preemptive right

As indicated above, a capital increase in Eletronuclear will occur for the investment of R$3.5 billion by ENBpar. Such investment by ENBpar will trigger a preemptive right to Eletrobras – which, if exercised, would not be productive, since the purpose of the transaction is precisely allowing ENBpar, at the end of all discussed transactions, to hold the majority of the voting capital of Eletronuclear. It is required, therefore, the transfer of such preemptive right of Eletrobras to ENBpar, and this section will analyze what would be the applicable price for such preemptive right.

On a financial standpoint, the applicable preemptive right is characterized as a call option of Eletrobras against Eletronuclear, to the extent that it offers to the first the right to, at its discretion, buy shares from the second, by a pre-agreed price, the strike price. More than that, it is, as known by the financial market, a call at price, to the extent that the price to be paid for its exercise is defined precisely as the issuance price of the new share, and there is no difference between the share price and the strike price.

Conceptually, a call at price, with a very short-term maturity and, mainly, for a share with no remarkable volatility, has, by definition, zero value. Regarding this matter, however, it is worth analyzing the well-known formula for the pricing of call options, the Black and Scholes model, and understand its application in this case. Therefore:

Where:

S = current share price

E = strike price, or price of exercise of call option

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N = Cumulative Standard Distribution

E = Euler Number

Where d1 and d2 are defined as:

And

Where:

Ln = Neperian Logarithm (Standard Logarithm)

R = Risk-free rate

σ² = Volatility (annual) of the share price

t = term (in years) until the maturity date of the option

When detailing the equation of d1, it is worth observing that its denominator is a function of the factor “t” (time until maturity) and volatility of the share price. The first observation is that the variable “t”, in this case, is a very low value (since the maturity of the option is counted in days). Also, since we are dealing with a non-publicly-held company, where the volatility of the share price may not be observed (i.e., it should be treated as zero) and, by replacing this value in the equation, the result is that d1 does not have a possible value, since its denominator is zero. As a consequence, d2 also has no value. Since the variables d1 and d2, which multiply both sides of the equation of the price of the call option, do not have a value, we conclude that the result of the price of the option is zero, therefore confirming the conceptual perspective indicated above.

For purposes of the preemptive right of Eletrobras before Eletronuclear, we conclude that its price is zero, and, therefore, it should be transferred from Eletrobras to ENBpar by zero, i.e., freely.

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III.4.5. Financial and legal analysis of the risks related to the restructuring of Eletronuclear

a)              Duty of BNDES with respect to the provisions in Law No. 14,120/2021

As detailed in item III.1.10 of this Report, Law No. 14,120/2021 objectively provided that there are 4 criteria for the determination of the price for the sale of the energy to be produced by the power plant of Angra 3: (i) the economic and financial feasibility, (ii) its financing in market conditions, (iii) the principle of affordability of tariffs, and (iv) the principle of reasonability. It also provided that EPE must be heard in relation to the impact to the consumer.

Based on such law, BNDES understands that, with respect to its scope of activities, the tariff shall be proposed so that:

(i)	with respect to the economic and financial feasibility, the net present value (“NPV”) of the project, i.e., its valuation measure, is equal to or higher than zero;
(ii)	with respect to the financing in market conditions, the index of coverage of debt service (“ICSD”), i.e., the main indicator to measure the indebtedness capacity of a project or company, is equal to or higher than the value usually settled in the financing agreements for projects of this type, that, on a preliminary view of BNDES, is 1.30x, which is subject to the feasibility analysis by the potential creditors of the project, once the financing efforts are started;
(iii)	with respect to the principle of affordability of tariffs, it is settled the lowest amount possible that may cumulatively address both criteria above;
(iv)	with respect to the principle of reasonability, the well-known methodology references are used and the assumptions usually applied by the majority of the economic agents; and
(v)	it is not in its scope to hear EPE.

In summary, BNDES will propose to CNPE the lowest possible tariff that leads to an NPV equal to or higher than zero and ICSD equal to or higher than 1.30x. If the ICSD restriction prevails, creating a positive non-zero value for the NPV, it will be proposed additional mechanisms, such as two values (one before and one after the end of the amortization of financings) or contributions to CDE in years when there is economic excess, so that the NPV is necessarily zero.

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Therefore, the possible analysis of reasonability and affordability of tariffs within BNDES’ scope, since the scope of the studies engaged by Eletronuclear and the attributions of BNDES, we conclude that the balance tariff to be proposed must always be equivalent to the lowest value that is sufficient for attributing to the final users of the Integrated National System the costs determined by law, and observing the aforementioned criteria. There would still remain, therefore, the prevailing attribution of CNPE[29] to ultimately approve the energy price, balancing the proposed price with the reasonability, the affordability of the final tariff and its impacts to the consumer, according to Law No. 14,120/2021.

b)              Application in this case

As presented in item III.1.10 of this Report, it was required, for this privatization modeling, to estimate the fair value of Eletronuclear before the investment amount and tariff of the Angra 3 project are known. Initially, it should make it unfeasible to calculate the valuation of the company, since 2 essential assumptions are not known. However, by definition of Law No. 14,120/2021 and by the previously presented interpretation, the tariff to be proposed by BNDES shall be precisely the one that brings the NPV of Angra 3 to be zero. Therefore, assuming this logic construction, even if the expected amount of investment, to be presented by the consortium engaged by BNDES, is higher or lower than the value that is estimated today, the tariff will adjust so that the NPV is still equal to zero. Also, the aforementioned Law set forth that, in case the engagement of the EPC results in an amount lower than the one estimated in the studies of BNDES, the tariff shall be reduced so that the NPV is still zero.

Also, for the actual implementation of this construction in the calculation of the valuation of Eletronuclear, it was required to determine in advance 2 essential parameters. First, the base date when the NPV is equal to zero, considering that Eletrobras is performing investments and Eletronuclear is using those investments for the continuity of the works. With respect to this parameter, it was defined (and informed by Order (Ofício) to BNDES, as will be described below) that the reference date for the calculation of the NPV in the context of definition of the tariff would be June 3, 2020, which is the date of the first financial statements after the approval by CPPI of the financial, legal and operational model proposed by BNDES for the implementation of the project.

29 It is important to remind that, even though it prevails in the Executive Power, the attribution of CNPE does not interfere with the analysis by TCU of the modeling proposal for the implementation of Angra 3, in compliance with the attribution directly determined by Decree No. 9.915/2019, more precisely where it refers to the compliance with the provisions of article 10 of Law No. 14,120/2021.

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Therefore, considering that, as assumption, the NPV of Angra 3 is settled in June 2020, the value of the project on the base date of valuation of Eletronuclear, i.e., March 2021, in accordance with the valuation performed by BR Partners, was calculated by means of an algebraic inversion of the valuation methodology itself by discounted cash flow, as presented below:

Therefore:

Therefore and assuming that ValueJun/20 is equal to zero:

where,

•	t: moment, while the unit is “month”;
•	Valuet, Valuet+1: Value of the project at moment t (considering the end of each month) and at moment t+1 (end of the following month);
•	FCFEt+1: Free cash flow of the shareholder between t and t+1 (considering that the project is under implementation phase, those amounts are negative);
•	Ke: Own capital cost or, in this case, the minimum rate of attractiveness of the project for the shareholder, in nominal and percentage terms and percentages for the year.

Therefore, the value of Angra 3 was calculated by BR Partners for March 2021 as the sum of all expenses[30] of the project (investments, debt service and, in accordance with the draft of CNPE resolution sent by the Ministry of Mines and Energy described below, the amortizations related to the conversions in capital of the AFACs and loans), occurred between June 2020 and March 2021, duly capitalized by the capital cost defined for the project.

30 The monthly amounts indicated as debt service, investments and conversions were informed by Eletronuclear, by e-mail, as well as, when possible, removed from the financial statements of the company.

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The second parameter that needed to be defined, therefore, was the capital cost of the project itself, which is required for the implementation of the methodology defined above. As requested, BNDES informed to the Ministry of Mines and Energy (also in accordance with the order (ofício) that will be referred below) the value that was being used in the studies of the project, based on the usual assumptions in economic and financial valuations of BNDES, and it was defined at 8.88% per year, in real terms.

c)               Risk assessment

Even though it is mathematically consistent, the implementation of the corporate restructuring of Eletronuclear based on the methodology defined above means that we shall previously assume that the following situations, currently uncertain, will necessarily occur as follows:

(i)	the studies engaged by Eletronuclear before BNDES will confirm the feasibility of the project of retake and completion of the works of Angra 3;
(ii)	Eletronuclear will be able to conclude the engagement of EPC and the financing required for the completion of the power plant of Angra 3;
(iii)	CNPE will consider that the energy price that covers all costs complies with the principles of reasonability and affordability of tariffs;
(iv)	TCU will issue a favorable decision with respect to the compliance with the provisions in article 10 of Law No. 14,120/2021 related to the determination of the energy price and related to the decision to conclude the power plant of Angra 3, according to article 3º, paragraph 2º of Decree No. 9,915, dated July 16, 2019; and
(v)	the proper authorities will not choose to demobilize the power plant of Angra 3.

Hereinafter, we will refer to “tariff risks” the risks related to the scenarios where one or more assumptions, among those listed above, are not satisfied.

It is highlighted the risk that a supervening tariff reasonability analysis, to be performed by CNPE, after hearing EPE, results in the determination of a tariff lower than the balance one proposed by BNDES. With respect to this risk, BNDES informed that it is not in the scope of the services engaged by it, as well as it is not in its duties, to prepare a reasonability and affordability analysis with respect to the value of the tariff that, as a result of the studies, will be capable to cover all costs of the project. Neither is the attribution of BNDES to consult EPE about the impact to the consumer of the aforementioned price.

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Therefore, the materialization of the risk of determination, by CNPE, of a tariff lower than the balance tariff to be proposed by BNDES, will have the consequence that the NPV of the enterprise is lower than zero on the defined base date and, therefore, the value of Eletronuclear will be lower than the one estimated by BR Partners.

It is also worth mentioning that the work abandonment cost is also currently under studies of estimation by BNDES, but the preliminary estimate of Eletronuclear are around R$14 billion. Therefore, we assume that an NPV of the enterprise, even if negative but higher than minus R$14 billion, would still lead to a decision of continuation of the works. However, in the event of determination of a tariff that leads to an NPV lower than minus R$14 billion, the logical choice would be to abandon the works, therefore limiting the losses to R$14 billion.

Therefore, it is currently estimated that the NPV of the project is zero, but, considering the tariff risks, it may be within the range of minus R$14 billion and zero.

With respect to those risks, as mentioned earlier, BR Partners included in the material sent to BNDES an extensive set of disclaimers.

These experts were engaged by BNDES in order to perform, among others, the economic and financial assessment of Eletronuclear, according to agreement OCS No. 138/2021 / Agreement SRM No. 4400004677. The valuation of Eletronuclear is a separate product, used to support the Restructuring. The final report, delivered to BNDES on October 17, 2021, contains a section called “Warnings” (Avisos), with the following content:

“Exclusively regarding the Angra III asset, the valuation of this asset made by BR Partners reflects all the information and calculation methodology received by BR Partners in accordance with what is set forth in the Agreement. The asset value presented in this Material does not necessarily represent BR Partners' view of asset value. The value of the Angra III asset is based on and is materially dependent on the value defined as the energy price for Angra III (“Tariff Price”). The Tariff Price is the object of studies by the BNDES' technical team, which until the Delivery Date were not concluded by BNDES. It is not BR Partners responsibility, nor is it part of the hired scope, the studies related to the Tariff Price. Thus, the value of the Angra III asset may undergo substantial changes after the conclusion of the BNDES studies and BR Partners cannot be held responsible for such change, nor does it undertake any obligation to update the Material after the conclusion of said studies.”

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In addition, in the chapter of the valuation report called “Assumptions Referring to Angra III” (Premissas Referentes à Angra III), BR Partners states the following:

“ - As defined in the Agreement, the evaluation of Angra 3 must follow the "Model defined by the CPPI for the completion of Angra 3, as well as the guidelines of Law 14.120/21, among other regulations, acts and guidelines set forth by the Federal Government and supervisory bodies and regulators”

- Thus, for the valuation of the respective asset, all information, calculation methodology and indications of assumptions do not represent a vision of value built by BR Partners, but rather a reflection of the information received

- In this context, the Official Letter No. 433/2021/SE-MME stands out, where the Ministry of Mines and Energy indicates to BNDES and CNPE(1) that: “the energy price of Angra 3 to be adopted is that which, according to the studies contracted by ETN with BNDES, is sufficient to cover all construction and financing costs, considering its physical guarantee, as well as the costs of capital remuneration, tax, administrative and operational nature, which will be attributed to the end users of the SIN as provided for in art. 10 of Law No. 14.129, of 2021, subject to certain premises to be established in a CNPE Resolution, the draft of which is attached", and that the "(ii) That the price of energy in said agreement will be that resulting from the BNDES studies, as per conditions described in the first paragraph of this Office.” – Attached to this Report is the full letter

- Thus, BR Partners understands that, by the Delivery Date:

I.	There is no definition of the corporate restructuring model, nor the definition of the energy price of Angra 3 (“Tariff Price”) by BNDES;

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II.	The respective studies continue to be the target of the BNDES' technical teams but are not expected to be finalized in order to support the analysis of this Report within the terms requested in the agreement;
III.	The Tariff Price to be applied to Angra 3 will be the one calculated by BNDES;
IV.	Said price must be calculated in such a way that the expenditures made due to Angra 3 from a respective base date are sufficient to recompose the amount spent - Concept of "zero VPL" - the tariff must fully recompose the costs on the base date defined

- With a better effort to meet the demand of the agreement that requests the evaluation of Eletronuclear with the presentation of value to Angra 3, BR Partners based itself on the schedule to Official Letter 433/2021/SE-MME, to reflect the methodology defined by the President of CNPE and use this value as a reference to the current value of Angra 3, below are the parameters of the schedule ("internal draft") - Attached to this report is the complete draft

I.	Cost of equity of 8.88% per year;
II.	June 30, 2020 as the base date for the studies;
III.	The investment values for the implementation of Angra 3, carried out from the base date;
IV.	Expenditures for amortization and payment of interest on pre-existing debts;
V.	Conversion into capital of loans and Advances for Future Capital Increase - AFACs that appear in the equity position on the base date;

- In view of (i) the non-completion of the studies contracted by ETN with BNDES regarding the energy price of Angra 3 until the Delivery Date; and (ii) that the Angra 3 Tariff Price is a substantial part of the calculation of the Angra 3 value, BR Partners presented a value for Angra 3 based on the parameters presented to BNDES/CNPE by the MME. The definition of the Tariff Price and the studies mentioned herein are not part of the scope of work and are not the responsibility of BR Partners and, therefore, the value of the Angra 3 asset is subject to change if BNDES defines in its studies a different Tariff Price from that which results in a net present value of 0 for the asset on the indicated base date. For this reason, BR Partners cannot be held responsible for the value attributed to the asset Angra 3”.

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d)              Implications for the Restructuring

As mentioned earlier, ENBpar must acquire the control of Eletronuclear, as a prior step to the Privatization. The implementation of the Restructuring must be performed based on the fair value of Eletronuclear considering the assumptions discussed below, which, as discussed earlier, comprise a group of tariff risks.

In the manner that the valuation was prepared, ENBpar will pay an amount on the transaction that assumes that the NPV of Angra 3 is equivalent to zero on the base date of June 2020. However, as discussed, there is a risk that the NPV is lower than zero, more precisely within the range of minus R$14 billion and zero. Therefore, in the event that any of the tariff risks materialize, ENBpar would have been paid a price that is higher than the fair price to acquire the control of Eletronuclear.

With respect to the foregoing, the following risk assessment was performed:

RISK MATRIX – Segregation Structure of Eletronuclear

Description	Consequence	Risk Allocation
Studies engaged by Eletronuclear with BNDES do not confirm the feasibility of the project of retake and completion of the works of Angra 3	Reduction of the valuation of the transaction, reduction of the returns of the project and, possibly, undertaking of demobilization costs	ENBpar and Eletrobras
Eletronuclear is not capable of completing the engagement of EPC and the financing required for the completion of the power plant	Reduction of the valuation of the transaction, reduction of the returns of the project	ENBpar and Eletrobras

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Description	Consequence	Risk Allocation
CNPE, after hearing EPE about the impact to the consumer, considers that the energy price that covers all costs does not comply with the principles of reasonability and affordability of tariffs, in accordance with article 10 of Law No. 14,120/2021	Reduction of the valuation of the transaction, reduction of the returns of the project and, possibly, undertaking of the demobilization costs	ENBpar and Eletrobras
TCU issue an unfavorable decision with respect to the compliance with article 10 of Law No. 14,120/2021 with respect to the determination of the energy price and the decision to conclude Angra 3.	Reduction of the valuation of the transaction, reduction of the returns of the project and undertaking of demobilization costs	ENBpar and Eletrobras
Proper authorities decide to demobilize Angra 3	Reduction of the valuation, reduction of the returns of the project and, possibly, to bear the additional costs	ENBpar and Eletrobras
Cost overrun of the works after definition of energy price	Reduction of the valuation and, possibly, to bear the additional costs	ENBpar and Eletrobras

It is worth noting that all risks of the matrix above are allocated mainly at Eletronuclear itself and, secondly, to its shareholders. Therefore, by simplification, we omitted Eletronuclear from the column “Risk Allocation”.

All risks result in the reduction of the returns and, in this case, will affect both shareholders (ENBpar and Eletrobras), who will see their expected returns reduced – in other words, in accounting terms, they will need to reevaluate their assets, with a possible impairment.

However, for the risks where it is expected the need of new investments (especially the demobilization risk), it is worth mentioning that the impact on Eletrobras will be limited to the guarantees granted with respect to the current and future financings of Eletronuclear, which may be substantial, while ENBpar, in the capacity as future controlling shareholder of the company, shall perform all additional required investments.

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Finally, for both cases (returns or new investments), it is important to highlight that, currently, all risks are allocated at Eletrobras, as the controlling shareholder and holder of almost the entire capital stock of Eletronuclear. Therefore, the main risk to ENBpar would be the valuation, i.e., in the Restructuring, it may bear a price that is higher than the fair price, in the event that any of the tariff risks materialize.

e)               Initially proposed solution

Due to the aforementioned reasons, BNDES and the Consortium, in the periodic meetings for the follow-up of the project with the proper bodies, presented a conceptual structure of the transaction of segregation of Eletronuclear that involved provisions of price adjustments a posteriori. Those adjustments had the purpose of accommodating situations where part of the risks arising from the uncertainties described above materialize, therefore assuring that the transaction performed between the Federal Government (or ENBpar) and Eletrobras returned to a fair value, considering the energy price and other information that would come from the completion of the studies, of the CNPE resolution for determination of the price for the sale of the energy of Angra 3, as well as possible adjustments arising from determinations and/or recommendations of TCU.

In summary, the price of the transaction to be performed would be adjusted in the following scenarios:

(i)	if the energy price in the commercialization agreement is lower than the price sufficient to cover all costs, in accordance with the study of BNDES;
(ii)	if the proper authorities decide to end the works and demobilize the power plant of Angra 3; and/or
(iii)	if it is recognized the infeasibility of the project by the impossibility of completion of the engagement of EPC or financing.

In those scenarios, it would be provided that the reimbursement from Eletrobras to ENBpar for the loss incurred in the possible scenario of negative NPV arising from the determination of tariff lower than the balance value proposed by BNDES. That reimbursement, for the aforementioned reasons, would be limited to the abandonment cost, currently estimated in R$14 billion by Eletronuclear.

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f)                Disadvantages of the initially proposed solution

Those commitments would be provided in an investment agreement to be signed between ENBpar and Eletrobras, with the consent of the Federal Government, provided that they would be disclosed before the release of the Offer. As a counterargument against the advantage of allowing the adjustment of the price paid by ENBpar so that the price could return to be its fair value, this solution would bring the risk that the market would discount from price of Eletrobras in the Offer the value equivalent to the one representing the worst case scenario for Eletrobras, adversely impacting the share price, due to the uncertainty related to the contingency that would be contractually undertaken by Eletrobras[31].

Probably, this worst case scenario would be the demobilization of the power plant of Angra 3, which costs were estimated in the past as around R$14 billion. The discount in the price, in the event that such estimate is correct, could get to the R$14 billion themselves, even though it was possible to seek mitigating mechanism to address that issue, at least partially, in the modeling of the project.

It is important to mention that the increase of risk perception by the market results in the reduction of valuation of the shares of Eletrobras and, therefore, a lower issuance price for the shares in the context of Primary Offer and a lower sale price of the shares by the Federal Government in the context of the Secondary Offer.

In the second case, the impact on the Federal Government is more direct – a sale for a price that is lower than the fair price. In the first case, the impact to the Federal Government would occur by means of an excessive dilution, leading to a reduction in its equity holding in the private company and, therefore, a reduction in the valuation of such equity holding. It is worth noting that, as indicated in this Report, for each R$0.50 of reduction in price in the Offer, it is estimated that the Federal Government would lose around R$500 million.

Also, it is worth noting that the risks of work overrun and decision of abandonment after the selection of partners could not be mitigated, since they are part of the usual business risk, with respect to which it is expected that the shareholders are duly compensated by the accepted cost of own capital.

31 It is noted, on the other hand, that today the investor of Eletrobras already faces at least with a considerable part of those possible contingencies, considering that the company holds almost 100% of the capital stock of Eletronuclear and is the guarantor of part of the debts related to the project of Angra 3. However, the exposure to the contingent liabilities in an agreement to be signed with the state-owned company would highlight that risk explicitly to the market and would create an oversized signal to those risks by the Federal Government itself, which, in practice, could lead to the same results indicated in this Report.

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g)              Governmental assessment of the alternatives and risks mitigation

When facing the aforementioned challenge, BNDES presented the alternative to the Federal Government, with the risks related to each one: on one side, the tariff risks and, on the other side, the risk of negative impact on the pricing of the shares of Eletrobras in the context of the Offer that will implement the Privatization.

Therefore, in a meeting held on September 23, 2021 with the presence of the Ministers of Mines and Energy and of the Economy, it was decided by the participants that the conceptual structure of the transaction of segregation of Eletronuclear should not contain elements that could create a perspective of discount in the share price of Eletrobras in the Offer, and that it should seek ways to mitigate the indicated tariff risks.

In accordance with the guidelines arising from the meeting, the Ministry of Mines and Energy, by means of the Order (Ofício) No. 426/2021/SE-MME, requested to BNDES the delivery of (i) the agreed timeline for the capitalization of Eletrobras, (ii) the cost of own capital during the term of the agreement that was being considered for the power plant of Angra 3, and (iii) ICSD estimated in the modeling for the period of amortization of the new financings for the implementation of the enterprise.

BNDES answered, by means of the Order BNDES/AED No. 092/2021, by delivering the requested information, highlighting that they were information that could change, as the case may be, by decision of the Federal Government, due to changes in the market conditions or of the transaction, or, also, in the case of ICSD, as a result of the studies engaged and analysis of feasibility by the potential creditors of the project, once the financing efforts begin.

Thereafter, the Ministry of Mines and Energy sent an Order to BNDES on October 06, 2021 (Order No. 433/2021/SE-MME), informing that the Ministry of Mines and Energy would impose to CNPE that the energy price of Angra 3 to be determined is settled in a way that, according to the studies engaged by Eletronuclear with BNDES, it is sufficient to cover all costs of the enterprise if certain assumptions are satisfied, as provided in the draft Resolution attached to the Order.

In this draft, we highlight the following provisions:

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“Article 1st The price for the electric energy produced by the thermoelectric nuclear power plant of Angra 3 will be the result of the studies of Banco Nacional de Desenvolvimento Econômico e Social - BNDES, and will consider the economic and financial feasibility of the enterprise during the term of the agreement of commercialization of energy of the power plant, as well as its financing in market conditions, according to the following parameters:

I – cost of own capital of 8.88% per year, in real terms, during the term of the agreement of commercialization of energy produced by the power plant;

[...]

V - June 30, 2020 as the base date of the studies refereed in the caput”.

In that Order, it was also requested to BNDES to assume the following assumptions:

(i)	that it would be issued the granting act and that the agreement of commercialization of the energy produced by the power plant of Angra 3 will be signed; and
(ii)	that the energy price in the referred agreement would result from the studies of BNDES.

In addition, the Ministries of Mines and Energy and of the Economy, in meetings held with BNDES, informed that, in their view, that Resolution, once it is approved by CNPE, would determine beforehand that the price to be proposed by BNDES, i.e., the one that leads the NPV of the enterprise to be equal to zero, will be necessarily approved by CNPE, to the extent that all parameters defined therein are satisfied.

h)              Conclusion with respect to the economic and financial aspects

In summary:

(i)	the control of Eletronuclear shall necessarily be transferred to ENBpar prior to the Privatization;
(ii)	the construction of the power plant is included in the list of strategic priorities of the government and brings positive external factors for the nuclear industry and the power sector, as discussed in item III.4.4.b) of this Report;

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(iii)	it will not be possible to conclude the studies and determine the tariff before the implementation of the Restructuring;
(iv)	it was presented, on one side, the risks of adopting the mechanism for price adjustment, as discussed previously in this item III.4.5, and, on the other side, the possible impacts on the pricing of the shares of Eletrobras in the Offer, since the Federal Government decided not implement adjustment mechanisms;
(v)	the Ministry of Mines and Energy requested to BNDES to consider in the modeling, as assumptions, (a) that it will be issued the grating act and that there will be the signing of the commercialization agreement of the energy produced by the power plant of Angra 3, and (b) that the energy price in the referred agreement will be sufficient for the NPV of Angra 3 to be zero, in accordance with the conditions described above; and
(vi)	in order to mitigate the risks related to the lack of this mechanism, the Ministry of Mines and Energy will propose to CNPE a Resolution, to be taken on October 20, 2021, where it is provided that the balance price, to the extent that it is calculated by BNDES in accordance with the parameters included in the Resolution, will be effectively be the one approved by CNPE.

Regarding item (iv), BNDES and the Consortium understand that it is feasible to perform a quantitative analysis of the risks relating to each of the alternatives (with or without the adjustment mechanism), since it would be extremely complex and inaccurate to estimate their performance likelihood and financial impacts. It may be stated, however, based on a qualitative analysis of the referred mitigating factors and the impacts of the project, to be possible that the risks related to the lack of an adjustment mechanism have become lower than the risks related to its implementation in the context of the Restructuring.

Also, we understand that, since the order (ofício) sent by the Ministry of Mines and Energy, jointly with the future approval of the Resolution proposed to CNPE, the risks of a future resolution by CNPE that approves an energy price different from the one proposed by BNDES causing financial impacts to ENBpar are reasonably mitigated, in addition to simplifying the implementation of the Restructuring. The risk of a different understanding or determination by TCU may not be avoided, but it may be mitigated by the same measures and by the timely and detailed delivery of the proper information.

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i)                Recommendations with respect to the structure

Considering the foregoing, the acquisition of control of Eletronuclear by ENBpar will be implemented by means of a capital increase by Eletronuclear with the issuance of new common (voting) shares, where Eletrobras would assign all its preemptive right in the subscription of those common shares to ENBpar, therefore diluting Eletrobras in the capital of Eletronuclear and, therefore, becoming the controlling shareholder with the ownership of more than half of the voting capital of Eletronuclear, without the price adjustment mechanism. The other shareholders of Eletronuclear would have preemptive right in the subscription of those common (voting) shares, but, due to the immateriality of the equity holding of those minority shareholders in the company, we see no negative impacts from this fact.

Also, considering that the preferred shares of Eletronuclear currently grant voting rights (see item IV.1.7(c) of the Legal Report) and that the maximum amount to be invested by ENBpar in Eletrobras (see item IV.1.7(c) of the Legal Report), some amendments to the bylaws of Eletronuclear will be required in order to assure the ENBpar acquires the control of Eletronuclear by means of the capital increase, in addition to assuring that the required resources for the conclusion of the construction of Angra 3 and its structuring for the beginning of its commercial operation are invested in Eletronuclear.

For such, Eletrobras and ENBpar shall perform the following acts and approve the following resolutions, in an extraordinary shareholders’ general meeting of Eletronuclear, to be performed after the performance of the shareholders’ general meeting of Eletrobras that will approve the respective transactions (estimated to occur in January 2022) and under suspensive condition of implementation of the Offer:

(a) to include, in the bylaws of Eletronuclear, the permission to distribute intermediary and intercalary dividends, in accordance with paragraphs 1st and 2nd of article 204 of the Corporation Law, as well as the permission to pay dividends to preferred shareholders holding rights to accumulated dividends based on the capital reserve account, according to article 17, paragraph 5th, of the Corporation Law;

(b) to issue new shares of Eletronuclear, where 313,956,387,006 will be new common (voting) shares, in the total amount of R$7,550.219,313.25, and 87,911,226,348 will be new preferred shares, in the total amount of R$2,114,144,086.54 (keeping, therefore, the current proportion between common (voting) shares and preferred shares of the company):

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(b.1)	the amount of such issuance will be up to R$9,664,363,399.80, equivalent to the sum of the following amounts: (i) R$3,500,000,000.00, equivalent to part of the resources allocated to the project in the Annual Budget Law (LOA) of 2021, (ii) R$3,529,308,617.02, equivalent to the outstanding amount of AFACs between Eletrobras and Eletronuclear up to this date, (iii) R$2,630,422,267.13, equivalent to the accumulated unpaid minimum dividends of holders of preferred shares up to the fiscal year of 2021 and (iv) R$4,632,515.64 referring to the preemptive right of minority shareholders (0.05%), so that total amount of items (i) through (iii) are invested by ENBpar and by Eletrobras, as described in item b.3 below;
(b.2)	it will be settled the payment term of the shares subscribed in the context of the capital increase indicated above, which will be until the liquidation of the Offer;
(b.3)	ENBpar will subscribe the portion of the capital increase indicated in item (b.z.1.i) above, represented exclusively by common (voting) shares, provided that such subscription will be subject to the completion of the Offer (suspensive condition), according to article 125 of Law No. 10,406/2002 (“Brazilian Civil Code”)[32]. Therefore, if the Offer does not occur, ENBpar will not have any obligation to perform the respective investment (payment of the common (voting) shares);
(b.4)	Eletrobras will subscribe the portion of the shares equivalent to 168,267,426,817 common (voting) shares and 87,869,086,983 preferred shares, in the total amount of R$6,159,730,884.15 (i.e., equivalent to the sum of items b.1.ii and b.1.iii above), which will be paid by means of the capitalization of the aforementioned AFACs and investment in cash;

32Article 125. Conditioning the effectiveness of the legal transaction to the suspensive condition, while this condition is not verified, the right will not have been acquired, to its purpose.

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(b.5)	the remaining 150,564,016 common (voting) shares and 42,159,573 preferred shares will be made available to other shareholders of Eletronuclear that exercise the preemptive right, and shall be paid-in in cash, provided that, if there are unsubscribed shares, the amount of capital increase and the number of shares issued will be reduced to the effectively subscribed;
(b.6)	up to R$7,028,047,145.82 from the investment amount will be directed to the capital stock account of the company and up to R$2,631,683,738.33, will be directed to the capital reserve account; and
(b.7)	for purposes of the aforementioned amounts, it was determined the issuance price of R$0.0240486246680484 for each common share and the same issuance price for each preferred share.

(c) to declare dividends to preferred shareholders, in the amount of accumulated unpaid minimum dividends up to the fiscal year of 2021, in the amount of R$2,630,422,267.13, to be paid to the capital reserve account, provided that the amount to be paid to Eletrobras will be compensated against the amount owed by Eletrobras to Eletronuclear according to item (b.4) above – and pending the actual payment by Eletrobras, in local currency, only the portion of those dividends that will be paid to minority shareholders of Eletronuclear, in the amount of R$3,983,439.60;

(d) to change the rights of the preferred shares of Eletronuclear, terminating the right to cumulative minimum dividends, which will thereafter grant only priority to reimbursement of capital;

(e) to approve an optional conversion program of an optional conversion program of part of the common (voting) shares of Eletronuclear into preferred shares, at the ratio of 1:1, until the limit set forth in paragraph 2 of article 15 of the Corporation Law, in order to assure that the common (voting) shares subscribed by ENBpar are at least equivalent to more than 50% of the common (voting) shares of Eletronuclear (provided that Eletrobras and other shareholders that so desire may adhere to such optional conversion), provided that the calculation of the achievement of the referred limit will already consider the full amount of shares issued according to the previous items; and

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(f) to confirm the adhesion of Eletrobras to the aforementioned optional conversion of common (voting) shares into preferred shares, in the maximum amount permitted by the aforementioned paragraph, provided that, if there is the adhesion of other common shareholders, the amount of common (voting) shares to be converted will be allocated among the interested parties in the proportion of their equity holdings in the common (voting) shares of Eletronuclear, disregarding the shares of the other common shareholders.

After that shareholders’ general meeting of Eletronuclear and subject to the implementation of the Offer, its capital stock will be distributed as follows[33]:

SHAREHOLDERS	ON	PN	Total amount of shares	ON %	Total %
Eletrobras	79,393,318,514	224,922,955,211	304,316,273,725	35.30%	67.64%
DAEE	5,960,026	7,405,548	13,365,574	0.00%	0.00%
Light	0	5,058,993	5,058,993	0.00%	0.00%
ENBpar	145,538,468,345	0	145,538,468,345	64.70%	32.35%
Others	1,176,930	3,504,063	4,680,993	0.00%	0.00%
TOTAL	224,938,923,815	224,938,923,815	449,877,847,630	100%	100%
	50.000%	50.000%

Therefore, it was suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, of 2021:

(...)

III - performance, by ELETROBRAS, of capital contributions in the amount of R$ 1,417,464,016.00 (one billion, four hundred and seventeen million, four hundred and sixty-four thousand and sixteen reais) to Eletronuclear, through new advances for future capital increase between October 2021 and January 2022, to be afterwards converted into capital stock, as provided for in item V, sub item “b”;

33 The indicated amounts assume that the minority shareholders will not subscribe the capital increase of Eletronuclear; therefore, there may be a variation in the event that they do.

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IV - issuance, by Eletronuclear, of 313.956.387.006 (three hundred and thirteen billion, nine hundred and fifty-six million, three hundred and eighty-seven thousand and six) new common shares, in the total amount of BRL 7,550,219,313,25 (seven billion, five hundred and fifty million, two hundred and nineteen thousand, three hundred and thirteen reais and twenty-five cents), and 87,911,226,348 (eighty-seven billion, nine hundred and eleven million, two hundred and twenty-six thousand, three hundred and forty-eight) preferred shares, in the total amount of R$ 2.114.144.086.54 (two billion, one hundred and fourteen million, one hundred and forty-four thousand, eighty-six reais and fifty-four cents), provided that a part of the total issuance price, in the amount of R$ 2.631.683.738,33 (two billion, six hundred and thirty-one million, six hundred and eighty-three thousand, seven hundred and thirty-eight reais and thirty-three cents) will be allocated to the formation of the capital reserve to be used for the payment of the total accumulated priority dividends of the preferred shares issued by Eletronuclear, pursuant to item VIII, while the remaining amount will be allocated to the share capital account;

V - subscription, by ELETROBRAS, of 168,267,426,817 (one hundred and sixty-eight billion, two hundred and sixty-seven million, four hundred and twenty-six thousand, eight hundred and seventeen) common shares and 87,869,086,983 (eighty-seven billion, eight hundred and sixty-nine million, eighty-six thousand, nine hundred and eighty-three) preferred shares among those referred to in item IV, in the total amount of R$ 6,159,730,884.15 (six billion, one hundred and fifty-nine million, seven hundred and thirty thousand, eight hundred and eighty-four reais and fifteen cents), and the respective payment must take place on the settlement date of the Global Public Offering, as follows:

(a) BRL 2,626,438,827.53 (two billion, six hundred and twenty-six million, four hundred and thirty-eight thousand, eight hundred and twenty-seven reais and fifty-three cents), using primarily the credits related to priority dividends accrued against Eletronuclear, pursuant to item VIII;

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(b) BRL 3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advances for future capital increase made by ELETROBRAS to Eletronuclear until January of 2022, and

(c) in national currency, with respect to the remaining amount;

VI - assignment, by ELETROBRAS to ENBPar, free of charge, of the preemptive right to subscribe for part of the shares issued pursuant to item IV, in a volume equivalent to BRL 3,500,000,000.00 (three billion and five hundred million reais), corresponding to 145.538.468.345 (one hundred and forty-five billion, five hundred and thirty-eight million, four hundred and sixty-eight thousand, three hundred and forty-five) common shares;

VII - exercise, by ENBPar, of the preemptive right assigned to it under the terms of item VI, the payment of which must take place on the date of settlement of the Global Public Offering, in national currency;

VIII – approval of the distribution, by Eletronuclear, of all the minimum dividends to which the preferred shares are entitled, to be paid to the capital reserve account, accumulated until the statutory amendment provided for in item IX, updated by the SELIC rate from the closing date of the fiscal year to which the dividends in question refer, pursuant to §4º of art. 1 of Decree No. 2,673, of 1998;

IX - modification of the rights of preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum dividends, which shall grant priority to capital reimbursement;

X - approval, by the General Meeting of Eletronuclear, of a program for the optional conversion of common shares issued by it into preferred shares, at a ratio of 1:1, subject to the limit provided for in § 2 of art. 15 of Law No. 6,404, of 1976, provided that, this purpose, the effective subscription of the common shares to be issued as per item IV shall be taken into account;

XI - adhesion, by ELETROBRAS, to the optional conversion program referred to in item X, including the largest volume of common shares held by ELETROBRAS that are possible, within the applicable limit;

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(...)

§ 5 The corporate restructuring acts provided for in items II, IV to VI and VIII to XIII of the main section of this article shall be subject to the approval of ELETROBRAS shareholders at a general meeting, based on item I of art. 3 of Law No. 14,182, of 2021, regarding which the Federal Government shall abstain from voting; and the effects of such resolutions, as well as the effects of the act described in item VII, shall be suspended and subject to the settlement of the Global Public Offering, pursuant to art. 125 of Law No. 10,406, of 2002, and § 2 of art. 3 of Law No. 14,182, of 2021”.

(1)                Investment agreement

We understand that the Federal Government, ENBpar and Eletrobras will enter into an investment agreement, with the purpose of governing the conditions of the investment of ENBpar in Eletronuclear. The investment agreement shall, therefore, provide conditions, procedures and rules related to the investment itself, including acts required for its implementation.

The following conditions were recommended in discussions between BNDES and the Consortium:

(i)       the obligations of the parties to participate in the new financings of Angra 3, as “pass-through” by means of loans to Eletronuclear and the guarantors, proportionally to their equity holdings in the capital stock, also considering the already existing guarantees; and

(ii)       the composition of the public bidding special commission for Angra 3, with autonomy in the selection of suppliers of goods and services, including financial services, for the feasibility of the project, with paired composition, 2 of which indicated by ENBpar, between which at least 1 shall be an employee or manager of Eletronuclear, and 2 members indicated by ELETROBRAS and 1 independent member, mutually appointed between ELETROBRAS and ENBpar.

It is important to note that the acts indicated in items (i) and (ii) above will be subject to the suspensive condition and will have automatic effectiveness with the satisfaction of the condition (i.e., liquidation of the Offer). The provision of such suspensive condition complies with paragraph 2 of article 3 of Law 14,182 – which provides that “the effectiveness of the measures set forth in the caput (...) of this article [including the Restructuring] is conditioned to the privatization provided in article 1st of this Law” – as well as to the provision in the caput of article 3 of the same Law – that provides that “the privatization of Eletrobras is subject to the approval, by its shareholders’ general meeting, of the following conditions [which include the Restructuring]” – since the Offer and the measures referred above will have simultaneous effects.

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Regarding the obligation of joint participation in new financings, as a result of the entrance of ENBpar as new (controlling) shareholder of Eletronuclear (item (i) above), we understand that ENBpar shall grant guarantees that are proportional to the participation in the financings engaged by Eletronuclear. In order to avoid the need to replace the guarantees that have already been granted by Eletrobras in benefit of Eletronuclear, ENBpar should fully guarantee the new financings until the aggregate amount of those guarantees proportionally to the participation held by ENBpar in the capital stock of Eletronuclear. As from this moment, Eletrobras and ENBpar would begin to grant guarantees proportionally to its capital stock.

Such investment agreement must be signed within the shortest term possible, but necessarily prior to the holding of the aforementioned shareholders’ general meeting of Eletronuclear.

Therefore, it was suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, of 2021:

(...)

XII - execution, between ELETROBRAS and ENBPar, of an investment agreement providing for, at least:

(a) the obligations of the parties to take part in the raising of new financing for Angra 3, as onlendings through loans to Eletronuclear and guarantors, in

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proportion to their interest in the capital stock, subject to the existing guarantees; and

(b) the composition of a special bidding commission for Angra 3, with autonomy in the selection of suppliers of goods and services, including financial ones, to make the project feasible, the members of which shall be appointed by the parties with equality, 2 (two) appointed by ENBPar, of which the at least 1 (one) must be an employee or manager of Eletronuclear, 2 (two) members appointed by ELETROBRAS and 1 (one) independent member, chosen by mutual agreement between ELETROBRAS and ENBPar;

(...)

§ 10 The investment agreement provided for in item XII shall not provide for price adjustments for the subscription of shares after the increase in the capital stock of Eletronuclear referred to in item IV”.

(2)                Shareholders’ agreement

In parallel to the aforementioned investment agreement, Eletrobras and ENBpar shall also sign a shareholders’ agreement to govern their relationship while shareholders of Eletronuclear. Differently from an investment agreement, a shareholders’ agreement must contain provisions related to the period after the investment, which will be in effect for a longer period since they relate to the rules for the management of a company. We understand, therefore, that the shareholders’ agreement of Eletronuclear will set forth:

(i)	usual governance rules, defining at least the amount of members indicated by the shareholders in the main collegiate bodies of Eletronuclear; and
(ii)	maintenance of the committee set forth in item (ii) above regarding the investment agreement, up to the completion of the implementation of the power plant of Angra 3.

Ideally, the Federal Government should be an intervening party to the aforementioned investment agreement and shareholders’ agreement, in order to govern the obligation of a sovereign guarantee of the Federal Government with respect to the financial obligations undertaken by ENBpar in those instruments.

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The shareholders’ agreement may be signed at any time prior to the Offer, provided that its effectiveness is subject to the actual subscription and payment of the shares of ENBpar in Eletronuclear, to be approved in the aforementioned shareholders’ meeting of Eletronuclear. Such subscription, on its turn, will be subject to the Offer.

Therefore, it was suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, of 2021:

(...)

XIII - execution, between ELETROBRAS and ENBPar, of an Eletronuclear shareholders' agreement to regulate the governance of this company, providing for, at least, the number of members appointed by the shareholders in the main collegial bodies of Eletronuclear, as well as the existence of the special commission from the bidding provided for in subparagraph “b” of item XII until the conclusion of the implementation of the Angra 3 Power Plant”.

(3)        Notes about the shareholders’ meeting of Eletronuclear

In the context of issuance of new shares of Eletronuclear, the other shareholders of Eletronuclear would also have preemptive right in the subscription, but, in the event that it is not exercised, there will be no impact to the transaction.

However, it is possible that part of the shareholders do not exercise the preemptive right. We understand that, in this case, Eletrobras and ENBpar will not subscribe the leftover shares, since their respective investments are fixed. Based on the possibility, therefore, of the existence of leftovers, it was proposed that the issuance of shares and capital increase are approved with a maximum amount and that a partial subscription is allowed, in order to avoid any obstacle to the confirmation (homologação) of the capital increase, according to article 80 combined with article 170, paragraph 7 of the Corporation Law.

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After the period of exercise of the subscription right of the shares, it will be required to confirm (homologação) of the capital increase, determining its actual amount and the number of subscribed shares.

The issuance price of such capital increase shall be set forth based on the fair value of the respective shares and without causing an unjustified dilution of the minority shareholders of Eletronuclear, as provided in article 170 of the Corporation Law.

The amounts indicated in item (i.b) above were calculated by the Consortium based on the information disclosed by Eletrobras and BNDES, as well as public information.

The shareholders’ general meeting of Eletronuclear that will approve such capital increase will also approve the distribution of the accumulated minimum dividends of the preferred shares until the year-base of 2020. As a result, Eletrobras will have a debt with Eletronuclear (i.e., the amount to be paid for the shares) and a credit against Eletronuclear (i.e., the amount to be received as dividends), which may be partially offset.

The offset will not be in full only because a non-material portion of the funds will be used to pay the accumulated dividends attributed to the preferred shares held by the minority preferred shareholders of Eletronuclear.

We understand that it is reasonable to provide that the late dividends are paid duly adjusted, as from the date on which they should originally have been paid until the date of its actual payment. It is actually set forth in paragraph 2 of article 43 of the bylaws of Eletronuclear, which provides that “the compensation to shareholders shall bear financials charges, as from the end of the fiscal year until the date of actual payment (...)”, even though it does not indicate what is the applicable index. According to paragraph 4 of article 1st of Decree No. 2,673/1998[34], we understand that the index of said adjustment shall be the Selic rate.

34 Article 1st, paragraph 4. It shall apply financial charges equivalent to the Selic rate over the amount of dividends and interest, and compensation on own capital, owed to the National Treasury and to the other shareholders, as from the end of the fiscal year until the date of actual payment, notwithstanding default penalties when this payment is not made on the date provided by law, by meeting or resolution of the Directing Board, and it shall be considered for the update of that amount the daily rate during the five business days prior to the date of payment, the same Selic rate disclosed for the fifth business day prior to the date that precedes the date of actual payment of the obligation.

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It is important to mention that, according to paragraph 6 of article 17 of the Corporation Law[35], the permission to pay cumulative dividends from the capital reserve account must be provided in the bylaws of the company.

Therefore, in the same shareholders’ general meeting where the capital increase will be approved, it shall also be approved the change of the bylaws of Eletronuclear to provide said permission to pay dividends from the capital reserve account. In the same sense, the bylaws shall be amended to allow the declaration and payment of intermediary and intercalary dividends.

We understand that those changes do not grant withdrawal rights to the dissident shareholders, since they do not represent a loss to the preferred shareholders (on the opposite, those changes increase the possibility of a financial return); neither would Eletrobras be conflicted to vote in that resolution, since there is no conflict of interest in the matter (since it benefits all preferred shareholders equally).

However, considering that there is no perspective of payment of future minimum dividends in the short term, it is crucial that the bylaws of Eletronuclear are therefore amended to exclude the right to minimum dividend of the preferred shares, in order to avoid future risks of acquisition of voting rights by the preferred shares and, therefore, the risk of ENBpar losing the control of Eletronuclear.

This specific change to the bylaws of Eletronuclear for the exclusion of minimum dividend will grant to the preferred dissident shareholders the withdrawal right set forth in item I of article 137 of the Corporation Law, combined with item II of article 136, since there will be the “change in the preferences, advantages (...) of one or more classes of preferred shares”. Such withdrawal will occur, for the interest shareholders, by the net equity value of the respective preferred shares, according to paragraph 1st of article 45 of the Corporation Law, which we understand that is not an obstacle for the transaction.

Based on the foregoing, we may observe that the proposed alternative allows that the accumulated minimum dividends attributed to the preferred shares of Eletronuclear are paid with an actual immaterial disbursement by Eletrobras and, as a result, removing the voting rights attributed to the preferred shares. However, considering the tax reform currently under discussion, it is possible that the distribution of dividends begins to be taxed as from the fiscal year of 2022, which would result in the transaction ultimately representing a disbursement by Eletrobras much higher that initially planned.

35 Article 17, paragraph 6. The bylaws may grant to the preferred shares with priority in the distribution of cumulative dividend, the right to receive them, in the fiscal year in which the profits are insufficient, from the capital reserves account provided in paragraph 1st of article 182.

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With respect to the payment of dividends to the preferred minority shareholders, we propose that the shareholders’ general meeting resolves that the respective amounts are made available to the shareholders for 3 years as of the date of the meeting, provided that, at the end of such period, the respective amounts are finally reverted to Eletronuclear. Such period is in line with the provisions of article 287, item II, sub item “a” of the Corporation Law, which sets forth the statute of limitation of 3 years for the filing of the claim to receive dividends, as of the date when those dividends were made available to the shareholder.

Finally, considering the capital increase and other resolutions proposed above, please find below the details of the steps required for such:

Board of officers

An issuance of shares by Eletronuclear must be proposed by the board of officers, according to the Attributions Policy, article 3, item 4.

It shall be considered, therefore, the procedures for the calling and holding of the meeting of the board of officers of Eletronuclear in order to resolve the matter.

The board of officers gathers once per week, on the date and time set by the chief executive officer and informed to the other officers by the General Secretary (Internal Regulation of the Board of Officers, article 10, caput and paragraph 1st).

The agenda must be delivered by the General Secretary no later than 24 hours before the beginning of the meeting (Internal Regulation of the Board of Officers, article 15, caput).

Board of directors

According to bylaws of Eletronuclear, it is attributed to the board of directors to opine on all matters to be submitted to the shareholders’ general meeting, as well as the calling of the meeting (article 22, items XXV and XLIV). The opinion of the board of directors of Eletronuclear about the issuance of shares is also required pursuant to Attributions Policy, article 3, item 4.

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A meeting of the board of directors must be called by the 7-day prior notice, except in case of urgency (Internal Regulation do Board of Directors, section 8.3.1), by the president of the board of directors (Internal Regulation of the Board of Directors, section 7.1.1(f))[36].

Audit committee (conselho fiscal)

The audit committee (conselho fiscal) of Eletronuclear will assess the acts of management and the budget, financial and assets management of Eletronuclear.

The audit committee ordinarily gathers on the monthly basis, by means of the 5-day prior call, by the President of the Committee, and extraordinarily whenever required as requested by any of its members (Internal Regulation of the Audit Committee, articles 13 and 14).

The agenda must be sent to the members with the list of matters to be resolved and the copy of the draft of the previous meeting. In cases of urgency, as recognized by the committee, it may be submitted for discussion and voting other documents that were not included in the agenda (Internal Regulation of the Audit Committee, article 17, paragraphs 1st and 2).

Shareholders’ general meeting

Since the bylaws of Eletronuclear do not set forth authorized capital, the shareholders’ general meeting shall approve the issuance of shares, in accordance with article 116 of the Corporation Law.

The company shall grant to the common shareholders (i.e., the minority common shareholders, since Eletrobras would already have exercised its right to convert in the meeting itself) a term for the exercise of the right to convert shares approved in the shareholders’ general meeting. There is no specific term provided in law for the exercise of that right, but it must be granted a reasonable term for such, which we suggest to be at least 15 days as of the holding of the meeting.

The shareholders’ general meeting shall be called, in first calling, with 8 days in advance, in accordance with article 124, paragraph 1st, item I of the Corporation Law. Considering the presence of Eletrobras in such meeting (provided that it represents almost the entire capital stock of Eletronuclear), there will not be a second calling.

36htps://www.eletronuclear.gov.br/Documents/politicas-companyriais/ Regimento%20Interno%20do%20Conselho%20de%20Administra%C3%A7%C3%A3o%20approved%20na%20388%C2%AA%20CA%2023%2001%2019_compressed.pdf

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Special shareholders’ meeting

Due to the change of preferences granted by the preferred shares and to the existence of harmed shares, the effectiveness of the resolution provided in item (d) above will be subject to the approval of shareholders holding more than half of the harmed shares (i.e., the preferred shares), in special meeting, according to article 137, paragraph 1st, of the Corporation Law.

The special meeting shall be called, in first calling, with 8 days in advance, in accordance with article 124, paragraph 1st, item I of the Corporation Law. Considering the presence of Eletrobras in such meeting (provided that it represents almost the entire capital stock of Eletronuclear), there will not be a second calling.

Preemptive right

There will be preemptive right to the other shareholders of Eletronuclear in the subscription of the applicable capital increase, according to article 171 of the Corporation Law.

The deadline for the exercise of the preemptive right for the subscription of shares by the shareholders of Eletronuclear will be determined by the meeting that approves the capital increase, due to the omission of the bylaws of Eletronuclear about the matter, and it may not be lesser than 30 calendar days, according to article 171, paragraph 4, of the Corporation Law, as follows.

Article 171. (...)

§ 4. The bylaws or shareholders’ meeting will set the statute of limitation, not lesser than thirty (30) days, for the exercise of the preemptive right.

Approval by SEST

The amendment to the bylaws of Eletronuclear is subject to the approval of SEST, in accordance with Order (Portaria) SEST No. 1,122/2021.

In accordance with article 2 of Order SEST No. 1,122/2021, the Minister of Mines and Energy shall deliver a request referring to the change to the bylaws to SEST, containing:

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(i)       supported proposal with the administrative and technical justifications and/or based on public policy and with the presentation of its benefits and advantages;

(ii)       statement of the estimated costs and financial impacts, as well as of the sources of the required funds and the economic and financial capacity of the company to assure the compliance with the commitments to be undertaken, if any;

(iii)       reference to the legal and regulatory provisions that support the proposal;

(iv)       summary of the minutes of the meeting where it was approved by the board of directors or, in companies where there is no board of directors, by the board of officers or equivalent body;

(v)       approval of the board of directors or board of executive officers of the controlling company, in case of controlled companies;

(vi)       indication of the contact details and e-mails by means of which any required additional documents and information may be requested for the analysis of the request;

(vii)       to inform whether the request results in costs or financial impacts.

In addition, according to article 21 of Order (Portaria) SEST No. 1,122/2021, it is required to file the request of amendment to bylaws jointly with:

(i)       a comparative chart of the bylaws with 3 columns – current text, proposed text and justification of amended provisions; and

(ii)       legal opinion.

The capital increase is also subject to the approval of SEST. Article 19 sets forth that, in addition to the list of documents provided in article 2 (transcribed above), the requests that refer to capital increases must be delivered with the following documents:

(i)       if the increase will occur by means of capitalization of reserves:

a)       technical note that contains:

1.       the fulfillment of the purpose of the reserve, in accordance with the law or bylaws;

2.       the amount of the increase and of the new capital stock;

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3.       list of performed investments that are intended to be capitalized, observing the estimated investments according to the Annual Budget Law (Lei Orçamentária Anual – LOA);

b)       proposed amendment to the respective statutory provision, if an amendment is needed; and

c)       audit committee opinion;

(ii)       if the increase occurs by means of capitalization of funds receives as Advance for Future Capital Increase (Adiantamento para Futuro Aumento de Capital – AFAC), to deliver:

a)       technical note that details:

1.       when there is issuance of shares and subscription in cash, the reference to the authorization decrees pursuant to article 4th of Decree-Law No. 1,678/1979;

2.       the update of the funds;

3.       the register of the credits of the shareholders;

4.       the issuance of new shares, change of nominal value of the shares or distribution of new shares between the shareholders; and

5.       the shares distribution before and after the increase;

b)       proposed amendment to the respective statutory provision, if an amendment is needed; and

c)       list of performed investments that are intended to be capitalized, observing the estimated investments according to the Annual Budget Law (Lei Orçamentária Anual – LOA).

Order (Portaria) SEST No. 1,122/2021 does not set forth the term for the analysis of requests of amendments to bylaws and change of capital stock. Therefore, this step shall be previously aligned with the body, in order to avoid unintended delays to the timeline of the Privatization.

Approval by ANEEL – Bylaws

In accordance with ANEEL Rule No. 149/2005, for pre-authorized amendments to the bylaws (as in case of a capital increase), for purposes of the registry update, it shall be delivered a copy of the updated incorporation act to ANEEL within 10 days after the respective register and publishing in the proper body, with the indication of the matter under the title “Information about Change of Incorporation Acts”.

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For the non-pre-authorized changes by ANEEL, it shall be delivered:

(i)       the prior approval request to ANEEL with at least 15 days in advance of the date of the meeting that will resolve about the matter, detailing the incorporation act to be amended; and

(ii)       the following documentation:

•	A comparative and demonstrative chart indicating all proposed changes, in accordance with the chart below:
CURRENT BYLAWS	PROPOSED BYLAWS	JUSTIFICATION
Current language, with articles or sections that are proposed to be changed and, if it is an inclusion, the highlight to the inexistence of the previous language.	Proposed language to be changed or included.	Justification of the proposed changes.

•	Restated draft of the bylaws, with the proposed changes.

The estimated term for completion of the analysis of the amendments to the incorporation acts submitted to the prior approval is 30 days as of the full filing of the request, which occurs by means of the filing of the last document presented to ANEEL.

Also, due to the corporate changes, including the pre-authorized ones, the Institutional Registry (Cadastro Institucional) of the agent shall be updated in the electronic system available at the website of ANEEL, according to ANEEL Rule No. 804/2018. The Department of Concessions and Authorizations of Generation (Superintendência de Concessões e Autorizações de Geração) shall, no later than 2 business days, verify the presented documentation and confirm the registry act, and it may request to the agent the delivery of certain evidences, in accordance with the orientations of the Institutional Registry system.

It is important to note that the dividends, to be paid as proposed, would only usually be owed at the time that Eletronuclear has profit and that all accumulated losses are amortized. However, until then, the amount of cumulative minimum dividends attributed to the preferred shares would keep accumulating and being updated by the Selic rate. It means that such accumulated amount of dividends, even though not yet due at this time, would be inevitably paid in the future – assuming that Eletronuclear would have profits at some point. In addition, until those dividends are fully paid, no dividends would be owed to the common (voting) shares, neither there will exceeding dividends to be owed pro rata to the preferred shareholders themselves.

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Therefore, we highlight the advantages brought to all parties involved in the process – which is, Eletrobras, the minority shareholders, the Federal Government and Eletronuclear itself – with the aforementioned distribution of dividends and capital increase with the capitalization of credits of Eletrobras arising from such distribution, in the context of Restructuring, as follows:

(i)        the feasibility of the Privatization, which will benefit (a) Eletrobras and its shareholders (including the Federal Government), with the increase in its valuation in the market and with the funding arising from the Primary Offer, and (b) the Federal Government, with the increase in valuation of its equity holding in Eletrobras and with the funding arising from the Secondary Offer;

(ii)        the increase of the equity holding of Eletrobras in Eletronuclear, reducing therefore its dilution in the total capital of Eletronuclear after the investment of ENBpar and, as a result, increasing its future financial return in the total investment performed in the company;

(iii)        the elimination of a contingent liability represented by the accumulated dividends of the preferred shares, which accelerates the financial return of the preferred shares themselves with such distribution (held by Eletrobras and minority shareholders) and the future financial return of the common (voting) shares (also held by Eletrobras, but also held by ENBpar and minority shareholders); and

(iv)        the increase in valuation of Eletronuclear, by eliminating such contingent liability and, therefore, by promoting faster financial returns to its shareholders (as discussed above), which increase the value of the investment already performed by Eletrobras and minority shareholders in the company.

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j)                Segregation of severance plan

As detailed in the Legal Report, Eletronuclear is currently the sponsor of a severance plan provided to its employees and former employees (Basic Benefits Plan or Plano Básico de Benefícios or “PBB”). In addition, Eletronuclear is currently the sponsor of another complementary severance plan in the category of “defined benefit”, which is managed by Fundação Real Grandeza and which sponsoring is shared with Furnas (“Plano Real Grandeza” or “PRG”).

The sponsored companies of PBB and PRG, including Eletronuclear, are jointly liable for the financial aspects of their respective complementary severance plans, which includes the liability for bearing the contributions of its ownership and possible deficits of each plan.

As a way to mitigate risks related to the joint liability of the sponsors of PRB and the sponsors of PRG, in the event that it is decided to segregate the plans, Eletronuclear may start the administrative processes before Previc for its withdrawal from the sponsorship of PRB and PRG. However, considering the aspects of the transaction and the existing particularities after the Privatization, the proposal of withdrawal from the sponsorship of the complementary severance plan by Eletronuclear is a proposal with a practical stricter feasibility, considering that the process itself is more easily conducted by private/privatized companies.

Another way to mitigate legal risks linked to the joint liability of Eletronuclear and to the joint liability of Eletrobras and ENBpar, the applicable companies may sign private instruments among them and the remaining sponsors of PRB and PRG to set forth mutual indemnifications if they are condemned to bear the obligations of PRB and PRG that are not of their liability.

In relation to the risk of characterization of a harming change to the labor agreements upon segregation of PRB and/or PRG, as a way to mitigate it, Eletronuclear may negotiate a collective labor agreement applicable to its employees, in order to replace (and not terminate or reduce) the PBB and/or PRG for another benefit with a lower financial impact to the company, but which is equivalent in terms of benefits when compared to those previously granted to employees (i.e., health plan without coparticipation, corporate life insurance, among others).

Similarly, during possible withdrawal of sponsorship processes before Previc, Eletronuclear may allow replacement of PRB and PRG, separately, by other complementary severance plans that are financially more advantageous to the company. Usually, in those processes, it is common that the sponsors offer migration options to the sponsored parties (participants and assisted parties) to other plans with less harming structures to the companies (definite contribution plans), which also may be taken into consideration as a way to mitigate both the risk of characterization of a harming labor change and the risk of joint liability.

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k)              Decommissioning Financial Fund

It is important to mention the existence of the Decommissioning Financial Fund (Fundo Financeiro de Descomissionamento) (long-term investment fund extra market, managed by Banco do Brasil), called BB Extramercado Exclusivo 30 Fundo de Investmento Multimercado Longo Prazo (“Fund”), which resources, deposited by Eletronuclear since 2008, aim to financially support the decommissioning activities of the thermonuclear power plants Angra 1 and Angra 2.

The ownership of the Fund belongs to Eletrobras, as defined by CNPE Resolution No. 08/2002. Eletrobras determines the amount to be paid to the fund, considering as calculation base the portion considered by ANEEL in the fixed revenue of those power plants.

The Fund was created as an open condominium and with undetermined duration. Therefore, according to CVM Rule 555/2014 and its regulation, the transfer of the quotas of the Fund from Eletrobras to Eletronuclear cannot, in theory, be performed by means of a simple assignment or transfer. There are, however, exceptions that allow the direct transfer between existing quotaholders and the potential investor: I – judicial or arbitral decision; II – fiduciary assignment transactions; III – enforcement of guarantees; IV – universal succession; V – dissolution of marital status or stable union (união estável) by judicial means or public deed that provides for the sharing of assets; and VI – transfer of management or portability of severance plans.

Considering the context of the Privatization and the legal determination of the transfer from Eletrobras to Eletronuclear, we understand that it is possible to consultation CVM previously requesting the transfer of the quotas of the Fund to Eletronuclear, based on the exceptions provided in the applicable regulation (possibly the exception provided in item IV above – universal succession). In this case, our recommendation is that the consultation is performed as soon as possible by BB Gestão de Recursos – Distribuidora de Títulos e Valores Mobiliários S.A. (“BB Gestão”), in the capacity as manager of the Fund. Even though the application of the exceptions is not automatic in the case, we understand that the parties have good grounds to support the request. BB Gestão may, also, present to CVM a signed document by Eletrobras and Eletronuclear, if possible, restating the request and presenting the need of the transfer vis-a-vis the political and regulatory environment.

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If CVM, after analysis the request, understands that it is possible to classify the actual case in one of the exceptions set forth in the applicable regulation, BB Gestão shall perform all procedures required for the implementation of the assignment of the quotas between Eletrobras and Eletronuclear (including, but not limited to, the agreement/assignment term, registry documents of Eletronuclear, among others). According to information from Eletrobras, since Eletrobras is liable before Eletronuclear as a result of the transfer, by the latter to the former, of resources invested in the Fund, and the updated value of such liability corresponds to the fair value of the quotas of the Fund, the payment for the quotas of the Fund would be done by means of offset of the liability of Eletrobras against the price to be paid by Eletronuclear.

Therefore, we suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, of 2021:

(...)

XVI - transfer, by ELETROBRAS to Eletronuclear, of the ownership of the quotas of the Decommissioning Fund of nuclear plants, provided for in National Economic Policy Council - CNPE Resolution No. 8, of September 17, 2002, with the setting off of the obligations of transfer of associated resources between companies; and

XVII - compliance, by ELETROBRAS, with the conditions set forth in CNPE resolutions that regulate the provisions of arts. 1, 2, 4 and 5 of Law No. 14,182, of 2021.

(...)

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§ 6 The corporate acts provided for in items XIV to XVII of the main section of this article shall be approved at the general shareholders’ meeting of ELETROBRAS, in compliance with the provisions of § 2 and § 6 of art. 3 of Law No. 14,182, of 2021.

§ 7 The ELETROBRAS General Shareholders' Meeting that approves the adjustments and conditions listed in this article and in art. 3 of Law No. 14,182, of 2021, shall take place until the launch date of the Offering.”.

l)                Financial and accounting considerations

In accordance with article 3 of Law 14,182, the Privatization of Eletrobras is conditioned to the approval, by its shareholders’ general meeting, of the Restructuring in order to keep the companies, facilities and equity holdings, held or managed by Eletrobras, specially Eletronuclear and Itaipu, under the direct or indirect control of the Federal Government.

Also, according to article 9 of the aforementioned Law:

“Art. 9. For the purposes of the provisions of item I of the caput of art. 3 of this Law, the Federal Government is authorized to create a mixed capital company or public company, if it does not exercise direct control of the companies.

§ 1. The mixed capital company or public company referred to in the main section of this article shall have the following purpose:

I - keep the operation of nuclear plants under the control of the Federal Government, pursuant to item V of the main section of art. 177 of the Federal Constitution;

II - maintain ownership of the capital stock and the acquisition of electricity services by Itaipu Binacional by an agency or entity of the federal public administration, in order to comply with the provisions of the Treaty between the Federative Republic of Brazil and the Republic of Paraguay for the Hydroelectric Use of Water Resources of the Paraná River, Belonging in Condominium to the Two Countries, starting from and including the Salto Grande de Sete Quedas or Salto de Guairá to the mouth of the Iguaçu River, enacted by Decree No. 72,707, of August 28, 1973;

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III - manage financing contracts that use RGR funds entered into until November 17, 2016 and manage the Union's assets under the administration of Eletrobras provided for in Decree-Law No. 1,383, of December 26, 1974, and maintain rights and obligations related to the Proinfa and its extension; and

IV - to manage the account called the National Electric Energy Conservation Program (Procel), dealt with in Law No. 9,991, of July 24, 2000.

§ 2 Eletronuclear is authorized to include in its purposes those established in § 1 of this article, in the event that the Federal Government does not create the public company or mixed capital company mentioned in the main section of this article.

§ 3 The mixed capital company or the public company mentioned in the main section of this article is authorized to join Cepel.”.

Therefore, in the context of modeling and structuring the Privatization of Eletrobras, it is required the segregation of assets and liabilities that will be excluded from Eletrobras after the corporate reorganization proposed by Law.

We present below the assets of the balance sheet of Eletrobras (controlling shareholder view) on December 31, 2020 and the proposed adjustments after the Restructuring:

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We present below the consolidated situation of Eletrobras, as well as the assets of the balance sheet on December 31, 2020 and the proposed adjustments after the Restructuring:

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We present below the Liabilities and Net Equity on December 31, 2020, as well as the proposed adjustments after the Restructuring:

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We present below the assets and liabilities accounts that will change as a result of the Restructuring and clarification notes justifying the proposed impacts.

Note 1 – Cash and Cash Equivalent

The line of Cash and Cash Equivalent will be affected by the elimination of the outstanding cash of Eletronuclear.

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Note 2 – Trapped Cash

The line of Trapped Cash will be affected by the exclusion of the outstanding amounts from Itaipu, Proinfa, RGR and Procel.

Note 3 – Securities

The line of Securities will be affected by the exclusion of outstanding amount originally belonging to Eletronuclear.

Note 4 – Clients

The line of Clients, in the Current and Non-Current Assets, will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear, as well as by the reversions of related parties of Eletronuclear with Furnas, Chesf, CGT Eletrosul and Eletronorte. The account will also be affected by the elimination of the balance of receivables referring to Proinfa in the amount of R$336,692 thousand.

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Note 5 – Financings and Loan Assets

The line of Financings and Loan Assets, in the Current and Non-Current Assets, will be affected by the reversion of related parties of Eletronuclear with Eletrobras and by the elimination of original balances of RGR.

Note 6 – Payments from Equity Holdings

The line of Payments from Equity Holdings will be affected by the exclusion of the outstanding amount of accounting provisions of capital compensations relating to Itaipu

.

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Note 7 – Taxes to be Recovered

The line of Taxes to be Recovered will be affected by the exclusion of the outstanding amount of Deferred Taxes originally belonging to Eletronuclear.

Note 8 – Income Taxes and Social Contributions to be Recovered

The line of Income Taxes and Social Contributions to be Recovered will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

Note 9 – Warehouse

The line of Warehouse will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

Note 10 – Nuclear Fuel Stock

The line of Nuclear Fuel Stock, in the Current and Non-Current Assets, will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

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Note 11 – Others Assets

The line of Other Assets, in the Current and Non-Current Assets, will be affected by the exclusion of the outstanding amounts originally belonging to Eletronuclear, as well as by the reversions of related parties of Eletronuclear with Eletrobras, Furnas and Eletronorte. The account will also be affected by the elimination of the balance of capital compensation belonging to Itaipu in the amount of R$38,792 thousand, on December 31, 2020.

Note 12 – Pledges and Trapped Deposits

The line of Pledges and Trapped Deposits will be affected by the exclusion of outstanding amount originally belonging to Eletronuclear and by the elimination of the outstanding amount of Judicial Deposits to Proinfa that, on December 31, 2020, was R$317,154 thousand.

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Note 13 –Financial Asset

The line of Financial Asset will be affected by the exclusion of the outstanding amount referring to Itaipu.

Note 14 – Decommissioning Fund

The line of Decommissioning Fund will be affected by the exclusion of the outstanding amount referring to Eletronuclear.

Note 15 – Investments

The line of Investments will be affected by the exclusion of outstanding amount referring to Itaipu that, on December 31, 2020, was R$259,835 thousand, and by the effects of the change of accounting method of the equity holding in Eletronuclear, that will no longer be considered on the consolidated basis in the balance sheet of Eletrobras and begins to represent the balance in the line of Investments, by means of Equity Pickup.

Note 16 – Immobilized Assets

The line of Immobilized Assets will be affected by the exclusion of the outstanding amount of net immovable assets referring to Eletronuclear.

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Note 17 – Intangible Assets

The line of Intangible Assets will be affected by the exclusion of the net intangible outstanding amount referring to Eletronuclear.

Note 18 – Financings and Loan Liabilities

The line of Financings and Loan Liabilities, in the Current and Non-Current Liabilities, will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear, as well as by the reversions of related parties of Eletronuclear with Eletrobras and Furnas. The account will also be affected by the disregard of an outstanding amount of funds originally from RGR.

Nota 19 – Suppliers

The line of Suppliers will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear, as well as by the reversions of related parties of Eletronuclear with Furnas, Chesf and Eletronorte. The account will also be affected by the elimination of the balance of power commercialization in the context of Proinfa.

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Note 20 – Advances to Clients

The line of Advances to Clients will be affected by the elimination of balances of advances referring to Proinfa and Procel.

Note 21 – Taxes to be Paid

The line of Taxes to be Paid, in the Current and Non-Current Liabilities, will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

Note 22 – Income Tax and Social Contribution to be Paid

The line of Income Tax and Social Contribution to be Paid, in the Current Liabilities, will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

Note 23 – Financial Liability

The line of Financial Liability will be affected by the exclusion of the outstanding amount referring to Itaipu.

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Note 24 – Estimated Obligations

The line of Estimated Obligations will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

Note 25 – Reimbursement Obligations

The line of Reimbursement Obligations, in the Current and Non-Current Liabilities, will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear, as well as by the elimination of the balance of the obligation referring to Proinfa that, on December 31, 2020, was R$1,373,656 thousand.

Note 26 – Post-Employment Benefits

The line of Post-Employment Benefits, in the Current and Non-Current Liabilities, will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

Note 27 – Sectorial Charges

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The line of Sectorial Charges will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

Note 28 – Rounding

The line of Rounding, in the Current and Non-Current Liabilities, will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

Note 29 – Other Liabilities

The line of Other Liabilities, in the Current and Non-Current Liabilities, will be affected by the exclusion of the outstanding amounts belonging to Eletronuclear, as well as by the reversions of balances of the Accounts of Receivable, Suppliers, Financings Assets and Liabilities between Eletronuclear and Eletrobras, Furnas, Chesf, CGT Eletrosul and Eletronorte.

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Note 30 – Obligation to Demobilize Assets

The line of Obligation to Demobilize Assets will be affected by the exclusion of outstanding amount originally belonging to Eletronuclear.

Note 31 – Accounting Provisions for Contingencies

The line of Accounting Provisions for Contingencies will be affected by the exclusion of outstanding amount originally belonging to Eletronuclear.

Note 32 – Advances of Future Capital Increase

The line of Advances of Future Capital Increase will be affected by the exclusion of the outstanding amount originally belonging to Eletronuclear.

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Note 33 – Accumulated Profits

The line of Accumulated Profits will be affected as a result of the required eliminations and reversions, to the extent that the corporate reorganization comprises the removal of Eletronuclear, Itaipu and governmental programs from Eletrobras to be privatized.

On December 31, 2020, the impact in the account of Accumulated Profits was negative in the amount of R$1,600,632 thousand.

Note 34 – Others Results

The line of Others Results will be affected by the exclusion of the outstanding amount referring to Itaipu.

Note 35 – Equity Holdings of Non-Controlling Shareholders

The line of Equity Holdings of Non-Controlling Shareholders will be affected by the exclusion of the outstanding amount belonging to the minority shareholders of Eletronuclear.

III.4.6. Social programs

According to Law 14,182, the management of the bank account of Procel, the management of the financing agreements that use the Global Reversion Reserve (Reserva Global de Reversão or “RGR”) and the management of assets of the Federal Government taken over and expropriated with funds of RGR shall be transferred by Eletrobras to ENBpar. Similarly, it shall occur the assignment of the commercialization agreements of the energy of Proinfa and de operation of the social programs Luz para Todos and Mais Luz para Amazônia to ENBpar.

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In addition, after the Offer, within a term to be set forth by means of CPPI Resolution, it must be signed an agreement between Eletrobras and ENBpar that governs the operational transition of the social programs referred above and assignment of the corresponding agreements, as well as the undertaking, by Eletrobras, without payment, of the commitment to support and advise ENBpar on the management of those activities, including the training of staff, delivery of data base and information.

Therefore, it was suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, of 2021:

(...)

XIV – continuity of management by ELETROBRAS, for a transition period of up to 12 (twelve) months, counted from the date of settlement of the Global Public Offering, of the sale contracts under the Incentive Program for Alternative Sources of Electric Energy (“PROINFA”), administration of the current account called the National Electric Energy Saving Program (“Procel”), from financing contracts that use funds from the Global Reversion Reserve (“RGR”), from the More Power to Amazon and Power for All programs and from the administration of the Federal Government's assets provided for in Decree-Law no. 1,383, of December 26, 1974;

XV – execution, between ELETROBRAS and ENBPar, of a contract that regulates the operational transition of the management of activities and assignment of contracts referred to in item XIV, as well as the undertaking, by ELETROBRAS, free of charge, of a commitment to provide support and advice to ENBPar for the management of these activities, including staff training, availability of databases and information.

(...)

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§ 6 The corporate acts provided for in items XIV to XVII of the main section of this article shall be approved at the general shareholders’ meeting of ELETROBRAS, in compliance with the provisions of § 2 and § 6 of art. 3 of Law No. 14, 182, of 2021.

§ 7 The ELETROBRAS General Shareholders' Meeting that approves the adjustments and conditions listed in this article and in art. 3 of Law No. 14,182, of 2021, shall take place until the launch date of the Offering.”.

a)              Management of the bank account of Procel

After the Privatization of Eletrobras, ENBpar will be liable for the management of the bank account of Procel, in accordance with article 9, paragraph 1st, item IV of Law 14,182. This attribution will be undertaken by ENBpar within 12 months as of the date of holding of the meeting of confirmation (homologação) of the result of the capital increase of Eletrobras, according to article 2, item V, of Decree No. 10,791/2021. We understand that the process for the transfer of that bank account from Eletrobras to ENBpar will be governed in the transition agreement of the operation of social programs to be signed between those companies, in accordance with item III.4.6 above.

In addition, it will be required the assignment by Eletrobras to ENBpar of the agreements, convention, cooperation terms and cooperation agreements signed by Eletrobras, who acts as the Executive Secretary of Procel (Secretaria Executiva do Procel), in the context of performance of the projects of Procel, as a result of Law 14,182. There is no need for prior approval of the counterparties of those instruments for their assignment to ENBpar[37], which shall be formalized by means of amendments to those instruments within the foregoing term.

b)              Management of financing agreements that use RGR

According to article 9, paragraph 1st, item III of Law 14,182, jointly with article 2, item III of Decree No. 10,791/2021, within 12 months, ENBpar will begin to manage the financing agreements that are still under responsibility of Eletrobras (financing agreements with resources from RGR signed until November 17, 2016), as of the date of the holding of the meeting of confirmation (homologação) of the result of the capital increase of Eletrobras. We understand that the process for the transfer of management of those financing agreements from Eletrobras to ENBpar will be governed under the agreement referred to in item III.4.6 above.

37 Information obtained based on the Legal Due Diligence Report of Service B of the Privatization Project.

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Considering the legal nature of the RGR account, as well as the attributions of Eletrobras under Decree No. 9,022/2017, we understand that the change and transfer of management of the financing agreements also must be performed by means of a decree that amends article 28 of Decree No. 9,022/2017.

c)               Management of assets of the Federal Government taken over and expropriated with funds of RGR

According to article 9, paragraph 1st, item III of Law 14,182, jointly with article 2, item IV of Decree No. 10,791/2021, ENBpar shall manage the Assets of the Federal Government under Management of Eletrobras (Bens da União sob Administração da Eletrobras – BUSA) taken over and expropriated with funds of RGR, and such attribution shall be undertaken no later than 12 months as of the date of the holding of the meeting of confirmation (homologação) of the result of the capital increase of Eletrobras. We understand that the process of transfer of management of those assets from Eletrobras to ENBpar will be governed in the agreement referred to in item III.4.6 above.

d)              Assignment of the agreements of Proinfa

Proinfa is a governmental program created by Law No. 10,438/2002 which aims at stimulating and diversifying the Brazilian power matrix by means of alternative sources, where Eletrobras is responsible for the power commercialization of certain enterprises engaged in the context of the program.

Currently, there are 144 agreements of Proinfa, with the term of 20 years each and, according to article 23 of Law 14,182, shall be assigned by Eletrobras to ENBpar – as the new power commercialization agent of Proinfa –, according to article 23 of that Law. For such, we make reference to the process of adhesion to CCEE as commercialization agent, as provided in item III.4.2.d) of this Report.

According to article 2, item VI, of Decree No. 10,791/2021, that assignment to ENBpar shall occur no later than 12 months as of the date of the holding of the meeting of confirmation (homologação) of the result of the capital increase of Eletrobras. No prior approval from the counterparties/sellers of the agreements of Proinfa is required for their assignment to ENBpar[38], which shall be formalized by means of amendments to those instruments within the foregoing term.

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e)               Programas Luz para Todos and Mais Luz para Amazônia

Programs Luz para Todos and Mais Luz para Amazônia are coordinated by the Ministry of Mines and Energy and, based on articles 1st of Orders (Portarias) of the Ministry of Mines and Energy Nos. 175/2018 and 86/2020, respectively, it is operated by Eletrobras.

As a result of the Privatization of Eletrobras, Orders Nos. 175/2018 and 86/2020 shall be re-issued by the Ministry of Mines and Energy so that those social programs are operated by ENBpar in replacement of Eletrobras, as a result of Law 14,182.

III.5. Indebtedness, dividends and capital reduction

III.5.1. New financing

a)              Context

As discussed in chapter III.1.1 of this Report, Eletrobras shall comply with two significant obligations not much time after the completion of the privatization. Those obligations will require a disbursement of approximately R$28.2 billion[39] in a short time soon after the Offer.

Since one of the main concerns for the structuring of the Offer is seeking a reduction of the size of the Primary Offer (e, therefore, the size of the Offer as a whole) in order to cover the cash needs of the company[40], it may be noted that it is required to assess the capacity of the company to raise additional funds to cover those needs. Therefore, we hereinafter analyze a series of parameters for the sizing of the raising of new debts.

38 Information obtained based on the templates of agreements available at the website of Eletrobras, in the following link: https://eletrobras.com/pt/Paginas/Proinfa.aspx and based on the assumption that the respective provisions were not amended.

39 The referred amount refers mainly to the amount of the granting bonus approved by CNPE, which is currently under review of TCU, which, therefore, is subject to changes (upwards or downwards).

40 The referred amount refers mainly to the amount of the granting bonus approved by CNPE, which is currently under review of TCU, which, therefore, is subject to changes (upwards or downwards).

The referred amount refers mainly to the amount of the granting bonus approved by CNPE, which is currently under review of TCU, which, therefore, is subject to changes (upwards or downwards).

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b)              Operation

Before a deep study of the quantitative aspects of a new raising of debt by Eletrobras, it is important to state something of a qualitative matter: the Primary Offer of shares to be performed alone already represents the second largest offer performed in the history of the Brazilian capital markets. I.e., even without considering the Secondary Offer, the operational challenge of conducting this Offer of shares of Eletrobras is high, especially if we consider the short timeline intended by the Federal Government for the performance of the Offer. This consideration must be made also with respect to the raising of debts occurring simultaneously to the Offer. Even though the raising of debt in different levels than those presented herein is potentially defensible, a cautious approach must guide the analysis, which is expected based on the financial references indicated below.

c)               Analysis of indebtedness

In order to reduce operational risks and risks related to the distribution of shares, it was performed an analysis of the capacity of Eletrobras to raise new debts to comply with the cash needs that the privatization will bring.

Based on the financial statements of June 2021, it was assessed the net indebtedness of Eletrobras, the amount of earnings before taxes, interest, depreciation and amortization (EBTIDA) and the percentage of equity holdings of the company in third parties. The charts below present the aforementioned analysis:

ELETROBRAS JUN/21 (R$ mm)
Gross Indebtedness (-)	46,284
Cash (+)	919
Securities (+)	18,719
Financings to receive (+)	8,373
Net outstanding amount of financial asset of Itaipu (+)	985
Net Indebtedness (=)	17,288

EBITDA of last 12 months (=)	17,509
Market Value (=)	67,762

% Debt	20.33%
Net Debt / Ebitda	0.99x

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It is important to note that, even though all analysis for purposes of economic and financial assessment was performed with the date base of December 2020, it is required to use the most recent view possible of the level of indebtedness of the company, in order to reflect its current status – even because the company has materially improved its levels of indebtedness throughout 2021.

The EBITDA of the last 12 months represents the sum of consolidated EBTIDAs of the company of the last 4 quarters and the market value was obtained based on the closing price of the shares of the company on June 30, 2021.

Since Eletrobras basically acts in the industries of generation and transmission of electric energy, the companies considered herein as “Pure Play” of the industries of generation and transmission of electric energy were also analyzed for purposes of comparison with respect to the level of indebtedness:

GENERATION	% Debt	Net Debt/Ebitda
CESP	14.48%	1.60x
ENEVA	21.23%	3.40x
AES	46.02%	2.14x
OMEGA	38.25%	5.09x
ENGIE	29.05%	1.90x
AVERAGE	29.05%	2.14x

TRANSMISSION	% Debt	Net Debt/Ebitda
ALUPAR	49.21%	1.70x
TAESA	31.83%	4.60x
ISA CTEEP	22.67%	1.87x
AVERAGE	31.83%	1.87x

Considering the proportion between the contributions of the businesses of power generation and transmission in the revenue of Eletrobras, we note a proportion of 66% for generation, with the remaining 34% corresponding to the transmission of energy.

Therefore, by using those proportions to compare the level of indebtedness of Eletrobras and the “Pure Play” companies, the result is the following levels of indebtedness for a possible level of capacity of indebtedness of Eletrobras:

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ELETROBRAS	% Debt	Net Debt/EBITDA	%
Generation	29.05%	2.14x	66.2%
Transmission	31.83%	1.87x	33.8%
ELETROBRAS	29.99%	2.05x	100%

Considering that Eletrobras could expand its indebtedness from 0.99x to 2.05x of net debt compared to the EBITDA, or increase its level of indebtedness from 20.33% to 29.99% of debt over the total capital, we conclude that the company would have the capacity to an indebtedness additional indebtedness that is sufficient for covering the short term expected disbursement of around R$28.2 billion, which are not covered by a Primary Offer exceeding R$20 billion – or less, depending on the market conditions.

In addition to the “Pure Play” companies, it was performed an analysis of companies that are important for the energy sector and that, in addition to the generation and transmission business, also hold a material equity holding in energy distribution in their portfolios, in accordance with the chart below:

ENERGY COMPANIES	% Debt	Net Debt/Ebitda
NEOENERGIA	54.85%	3.03x
EQUATORIAL	29.13%	2.00x
ENERGISA	39.98%	2.50x
EDP	42.63%	2.80x
CPFL	33.61%	1.88x
AVERAGE	39.98%	2.50x

Considering the percentage of debt present in the balance sheet of all analyzed companies and their respective indexes of net debt divided by the EBITDA, we note that Eletrobras has a level of indebtedness inferior to each of those analyzed companies in both references of indebtedness, which reinforces the conclusion that the additional raising of debt proposed herein is feasible.

In addition, it was performed the assessment of indebtedness of Eletrobras including not only the classical financial indebtedness view, but also of log-term commitments that are classified as liabilities by the company. With the dequotization and extension of the concession agreements, Eletrobras will commit to an annual payment of a predefined amount updated by inflation, to CDE during the new concessions, in addition to annual investments during 10 years in regional programs managed by governmental funds specifically created for that purpose. The present value of those commitments is around R$30 billion and, even if they are not classified as debt per se, they represent an increase in the financial indebtedness of the company.

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In addition, Eletrobras has a material liability related to accounting provisions of compulsory loan, a material contingency accounted for in the balance sheet of the company. The indebtedness was assessed, in addition to the aforementioned scenario, also considering the amount of compulsory loan in the balance sheet, the amount of total accounting provision for compulsory loans in the balance sheet and, in the last scenarios, the assessment with liabilities undertaken by the transaction. The first column presents the indebtedness scenario stricto senso, as presented by Eletrobras. The presented scenarios consider funding, by means of indebtedness, of R$5 billion, for payment in one installment to CDE, jointly with the capital increase of R$23.2 billion for the payment of the granting bonus.

INDEBTEDNESS	ELETROBRAS VIEW	BALANCE SHEET	100% OF COMPULSORY
Foreign currency	1,404	1,404	1,404
Local currency	24,487	24,487	24,487
Bonus	9,421	9,421	9,421
Debentures	10,972	10,972	10,972
Compulsory loan	-	1,047	1,047
Compulsory loan (accounting provisions)	-	-	18,071
Gross debt	46,284	47,331	65,402
Cash	19,999	20,332	20,332
Financings to be received	8,373	8,373	8,373
Financial asset of Itaipu	984	984	984
Net debt	16,928	17,642	35,713

INDEBTEDNESS	ELETROBRAS VIEW	BALANCE SHEET	100% OF COMPULSORY
% Debt	21.58%	22.29%	36.73%
Net debt / EBITDA	0.97x	1.01x	2.04x

ADDITIONAL FINANCING	ELETROBRAS VIEW	BALANCE SHEET	100% OF COMPULSORY
Financing (% Debt)	Possible	Possible	Over limit
Financing (Net Debt / Ebitda)	Possible	Possible	On limit

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ADJUSTED INDEBTEDNESS POST-PRIVATIZATION	ELETROBRAS VIEW	BALANCE SHEET	100% OF COMPULSORY
Additional financings	5,000	5,000	5,000
Additional liabilities (CDE + Local Investments)	0	30,192	30,192
Adjusted net debt	21,928	52,833	70,905

INDEBTEDNESS	ELETROBRAS VIEW	BALANCE SHEET	100% OF COMPULSORY
% Debt	20.56%	35.33%	42.30%
Net debt / EBITDA	1.00x	2.40x	3.22x

ADDITIONAL FINANCING	ELETROBRAS VIEW	BALANCE SHEET	100% OF COMPULSORY
Additional financings (% Debt)	Possible	On limit	Over limit
Additional financings (Net debt / Ebitda)	Possible	On limit	Over limit

Itis clear that, depending on the view of the balance sheet, the assessment of indebtedness is changed. On a more conservative assessment (third column), the final situation of indebtedness of Eletrobras is a little above the average of calculated market peers. On an intermediary assessment, Eletrobras is in line with its peers. In the view for purposes of the covenants, disclosed by the company, there would still be space for more debts.

Therefore, we understand that it is reasonable the raising of funds for payment on the amount to be paid at sight to CDE, considering the aforementioned assessment jointly with the assessment already performed in this Report regarding the size of the Offer. Even though on a more conservative approach of indebtedness it results in amounts a little above the market average, it is understood that, since they are not so distant from the average, the gain under the perspective of reduction of the total size of the Offer improves the cost-benefit relation for the Offer.

Therefore, we may conclude that it is required the Primary Offer of shares for covering the granting bonus of R$23.2 billion[41], adding to that the Secondary Offer to support the dilution of the equity holding of the Federal Government to 45%, and that it is possible, on the perspective of the capital structure of the company, to raise new debt with the purpose of paying the first installment of R$5 billion to CDE and other cash needs of Eletrobras.

41 The referred amount refers mainly to the amount of the granting bonus approved by CNPE, which is currently under review of TCU, which, therefore, is subject to changes (upwards or downwards).

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d)              Maintenance of the cash of the company

Even if the level of indebtedness of Eletrobras is below other companies of the power Brazilian electric energy sector, it is important to highlight that there shall be the maintenance of a minimum cash to support obligations or cash needs for a material period after the privatization, due to the expenses related to the transaction and to balance the level of indebtedness of the company.

The items below present some material obligations of Eletrobras for the next years that are not covered by the Offer of shares to be performed:

•       Current Loans and Financings

Eletrobras has a gross indebtedness of R$46.28 billion in June 2021, of which approximately R$19 billion are expected to be paid until the end of 2023.

In addition to those payables, Eletrobras has financings to receive in the amount of R$8.37 billion, of which R$3.1 billion will be received in the next 12 months. Even considering the curve until the end of 2023, the outstanding amount of debts to be paid is relevant in the next 24 months.

•       Obligations of regional development

According to Law 14,182, in addition to the payment of the granting bonus and CDE, Eletrobras must make investments to contribute with the economic development of certain regions of the country.

For such, it will be required to invest (i) R$3.5 billion in the revitalization of the basins of river São Francisco and Paranaíba; (ii) R$2.95 billion for the reduction of the costs with energy in the Legal Amazon and navigation of rivers Madeira and Tocantins; and (iii) R$2.3 billion for the revitalization of the basins in the areas of the power plants of Furnas, in annual installments of the same amount during 10 years, creating a cash need around R$1 billion per year.

These investments will contribute to the revitalization of the basins and navigation and for the increase of the power efficiency in the Northeast Region of Brazil.

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•       Operational needs

When observing the flow of operational activities in the last years it is possible to note that Eletrobras has a high level of cash needs that is discounted its operational result. Considering the consumption of cash by the operational activities for 2019 and 2020, Eletrobras used, on average, R$5 billion approximately.

This is another reason for Eletrobras to maintain a minimum level of cash in the company to support the demands of its recurring operations.

•       Investments

In addition to the future obligations with creditors and the high operational needs, the privatization will allow the modernization of the entire portfolio of Eletrobras in order to allow it to improve its creation of operational results with investments directed to the improvement of the quality of the rendered services, and to the maintenance of equipment and assets in operation.

In addition to the capex directed to the assets and improvement of current services, Eletrobras needs to be ready to perform investments to add new assets to its portfolio, enjoying a larger facility to enjoy market opportunities.

•       Balance of indebtedness levels

Based on the foregoing, it is prudent that Eletrobras maintains the current level of cash duly balanced without performing dividends distributions or capital reductions at this time. In particular, there is no financial sense in performing a larger Offer, followed by a dividends distribution; the ideal in this case is simply reducing the size of the Offer, in order not to unjustifiably dilute the shareholders of the company.

We highlight that Eletrobras must keep an appropriate level of cash, in order to cover the need of funds while it is operated the transactions for the raising of additional debt that may be needed. In addition, this current cash availability allows Eletrobras to enjoy investment opportunities, strengths the capacity of the company to be competitive in auctions, and to increase its competitiveness in the industry on a substantial manner.

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171

III.6. Risks mitigation

The possible mitigation for the potential risks identified for the Privatization are described in details on each respective item of this Report.

III.7. Rights of the Golden Share

Among the amendments to the bylaws of Eletrobras to be performed for the Privatization, it shall be approved the creation of a preferred share of special class, of exclusive ownership of the Federal Government, “which will grant veto rights on the resolutions related to the matters provided in this item”, in accordance with article 3, item III, subitem “c”, of Law 14,182.

CPPI may define other matters that may be subject to a veto, observing Law 14,182 and always on a justified manner.

According to article 6, item II, subitem “d”, of PND Law, it is attributed to CND (CPPI) to approve the creation of the share of special class, to be subscribed by the Federal Government. Article 10, item II, subitem “d”, of PND Decree, which governs the PND Law, provides that it is attributed to CND (CPPI) to approve the creation of a share of special class, to be subscribed by the Federal Government, specifying its quantity, the matters subject to veto and determining, when it is the case, the form of its acquisition.

Article 3, item III, subitem “c”, of Law 14,182 provides that the Privatization of Eletrobras is subject to the approval, by its shareholders’ general meeting, of certain conditions, one of which is the creation of a preferred share of special class, of exclusive ownership of the Federal Government, “which will grant veto rights on the resolutions related to the matters provided in this item”. Further below, in paragraph first of article 3, CPPI is authorized, by using its attribution under article 6, item II, subitem “d”, of PND Law, to set conditions in addition to those provided in caput of article 3 of Law 14,182 for the approval by the shareholders’ general meeting of Eletrobras for its privatization, without, however, changing the principles set forth in Law 14,182.

Considering that the Golden Share will be a preferred share, we understand that it shall grant one of the rights listed in caput of article 17 of the Corporation Law, and it was decided by the priority in the reimbursement of capital, without premium. See more notes about the corporate impacts of the Golden Share in item III.2.8 of this Report.

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III.8. Possible migration of listing level

The special listing levels of B3 – Bovespa Mais, Bovespa Mais Nível 2, Novo Mercado, Nível 2 and Nível 1 – were created to adapt the different profiles of public companies, since they aim for selected corporate governance rules. Those rules apply in addition to the obligations that the companies have pursuant to the Corporation Law and intend to improve the valuation of those companies that decide to adhere, voluntarily, to one of those listing levels.

On the date of this Report, the shares of Eletrobras are listed in B3 in Nível 1 of Corporate Governance (since 2006).

III.8.1. Migration to the level Novo Mercado

If Eletrobras decides to migrate its shares from the listing level Nível 1 to Novo Mercado, it shall file at B3 the request for migration of level provided in item 7.1 of the Issuer Manual of B3.

Such request shall be filed at B3 on the date of the meeting of the board of directors that approves the proposal of management and calling of the shareholders’ general meeting to approve the Offer and other matters that relate to the Offer and that approve the listing in Novo Mercado itself. B3 will have the term of 20 business days to approve the request.

It is possible to request that B3 approves the migration to the Novo Mercado under the condition that the actual conversion of all preferred shares of Eletrobras into common (voting) shares (except for the Golden Share) are performed, so that, once such conversion is made, the migration (previously approved by B3) is automatic. More details about the requirements for the migration to the Novo Mercado are comprised in the Legal Report.

As detailed in the Legal Report, the conversion of preferred shares of Eletrobras into common (voting) shares requires the approval of the shareholders’ general meeting of Eletrobras and the amendment to its bylaws, requiring the favorable vote of shareholders representing at least half of the shares with voting right, in accordance with article 136 of the Corporation Law.

Also, it will be required the approval of a special meeting of preferred shareholders, according to article 136, paragraph 1st, of the Corporation Law. The company may request to CVM the reduction of such quorum, provided, however, that it is required to show the efforts that were employed by the company for the preferred shareholders to actually join.

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173

In addition, the preferred dissident shareholders, as well as those who have abstained from voting and those that were not present at the meeting, have withdrawal rights, according to article 137, item I, of the Corporation Law.

The bylaws of Eletrobras is silent about the criteria to be used to determine the price of reimbursement. In this case, the best understanding is that the price of reimbursement will be the net equity value of the share, as detailed in the Legal Report.

The price of reimbursement of the shares must be claimed from the company within 30 days as of the publishing (i) of the minutes of the shareholders’ general meeting, in accordance with article 137, item IV, of the Corporation Law, or (ii) of the special meeting, with respect to dissident shareholders of the special meeting, in accordance with article 137, item V, of the Corporation Law.

The management bodies may call a shareholders’ general meeting to ratify or reconsider the resolution that triggers the withdrawal right, if they consider that the payment of price of reimbursement risks the financial stability of Eletrobras, according to article 137, paragraph 3, of the Corporation Law.

III.8.2. Financial considerations with respect to the migration to Novo Mercado

a)              Potential impact in cash for the company

In line with the discussion in previous item, the migration of Eletrobras from Nível 1 of corporate governance to the special listing level of Novo Mercado requires that the shares of the capital stock of Eletrobras are exclusively comprised of common (voting) shares – except for the possibility of keeping the Golden Share – which would require the conversion of the different classes of preferred shares of the company. Such conversion of preferred shares into common (voting) shares, on its turn, would trigger the possible exercise of withdrawal rights by the shareholders holding shares of the classes that were converted into common (voting) shares – in case of Eletrobras, both the preferred shareholders of class A and class B – which, under current conditions of the bylaws of the company, and based on the prevailing interpretation of the matter, as already stated above, would be calculated based on the net equity value of the company, in accordance with the last balance sheet approved in a shareholders’ general meeting.

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Considering the last net equity of Eletrobras that follows that standard, we verify that it is equivalent to R$75,517,981,000.00, which is substantially higher than the market value of the company at the time of delivery of this Report, which is around R$62 billion. In other words, the net equity value of Eletrobras is today almost 25% higher than its market value, and this difference was not lower than 15% in the last 12 months.

This statement is é relevant because, on a standpoint of a rational investor, there is a clear decision to be taken. To the extent that the net equity value of the company is higher than its market value – which the price of each share, individually considered, is higher on a net equity view than its price as recognized by the market at this moment – the optimum decision of any preferred shareholder affected by the conversion would be to become a dissident shareholder and exercise its withdrawal right of Eletrobras (which also applies to those that abstained from voting and that were not present at the meeting that approved the conversion). Therefore, such shareholder would be reimbursed in accordance with the net equity value of the share, which is higher than the market value, and immediately acquire, with those funds, shares of the company in an amount than originally held.

In practical terms, it means that the proposed conversion of all shares of Eletrobras into common (voting) shares is very unlikely to occur (which, it is worth reminding, is an essential condition for the migration to the special listing level of Novo Mercado), since the optimum decision on an investment standpoint would be to dissident, receive the reimbursement for the shares by their net equity value, repurchase them by their market price and end up with a higher amount of shares than originally, without any risk exposure – i.e., a perfect financial decision. Since this situation applies only to preferred shareholders that do not expressly approve the proposed conversion, the obvious incentive is not to approve the conversion, that, therefore, would occur.

Considering, however, that such conversion is approved, the right to withdraw and the resulting reimbursement that should be made by Eletrobras in this scenario would materially pressure its cash position. The chart below presents a view of what could be demanded in the short term from Eletrobras with respect to the reimbursement arising from the exercise of the withdrawal right by preferred shareholders.

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175

Share	Number of shares	R$ de Reimbursement
Preferred Class A	73,459	3,535,832.00
Preferred Class B	139,970,696	6,737,265,672.00
TOTAL	140,044,155	6,740,801,503.00

The figures above assume an withdrawal of half minus one of the shares of each class of preferred shares, and shows that, in the limit, Eletrobras would be subject to a cash expenditure of a very short term of almost R$7 billion.

Therefore, in summary, on one side it is not feasible that the conversion is indeed approved in the applicable meeting; and, on the other side, if it is approved under the current circumstances, it would create a material cash exposure to Eletrobras. Based on the foregoing, this modeling is not proposing said migration.

It is worth noting that, in addition to the considerations above, a migration to Novo Mercado or conversion of preferred shares into common (voting) shares, in addition to the matters of cash disbursement, require several prior steps that, as informed by Eletrobras in several meetings, may not be compatible with the timeline set forth by the Federal Government for the Privatization. Therefore, this Report does not propose the migration as part of the prior modeling of the Offer.

In the event that the company, taking into consideration the notes provided herein, believes it is possible to perform all the prior steps before the Offer, however, we understand that the transaction would represent an advantage to its shareholders. If it is not possible, an official message to the market, in the context of efforts of distribution of the Offer, that this migration shall occur as a step after the Offer, it shall contribute to increase the demand of the Offer, due to the governance gains linked to the migration.

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176

b)              Conversion of preferred shares into common (voting) shares

Notwithstanding the considerations above, however, from the date hereof until the actual capitalization of the company, it is possible that the shares of Eletrobras increase in value. If such increase is material (of more than 25%, as mentioned earlier) in order to make its market value exceed its current net equity value, it would be feasible to perform the conversion, both with respect to its approval and pursuant to the financial standpoint of not exposing the company to a high cash need (because, in this scenario, it would not make sense for the shareholders to exercise the withdrawal right by a price lower than the price of the share that they already hold). For this scenario, we will discuss how the conversion of the different classes of preferred shares of the company into common (voting) shares would occur.

For the calculation of the conversion of the shares presented below, it was considered the preferred class A, preferred class B and common shares and their respective average weighted price by the volume of transactions in the last 90 days prior to the date of this Report (from July 12, 2021 until October 11, de 2021), in accordance with the chart below:

Share	Ticker	R$	Number of shares
Preferred A	ELET 5	72.48	146,920
Preferred B	ELET 6	39.35	279,941,394
Common	ELET 3	39.17	1,288,842,596
TOTAL	-	39.21	1,568,930,910

Considering the prices of each type of share, it is possible to determine the conversion rate of each share preferred A and preferred B into common shares, in accordance with the chart below:

Share	Preferred >> Common
Preferred A	1.850x
Preferred B	1.005x
Common	1.000x

After the conversion of preferred shares into common (voting) shares, it is possible to conclude about the following quantities of new common (voting) shares:

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Share	Ticker	R$	Number of shares
Common	ELET 3	39.17	271,836
Common	ELET 3	39.17	281,214,160
Common	ELET 3	39.17	1,288.842,596
TOTAL	-	39.17	1,570.328,592

Therefore, it is possible to define that the total shares will be 1,570,328,592 common (voting) shares in the amount of R$39.17 based on prices defined in the last 90 days prior to the date of this Report (from July 12, 2021 until October 11, 2021).

III.8.3. Migration to Nível 2

If Eletrobras decides to migrate from the current listing level Nível 1 to Novo Mercado or Nível 2, it shall file at B3 the listing migration request set forth in item 7.1 of the Issuer Manual of B3. The Legal Report provides more details about the main differences between those 2 special listing levels.

III.9. General Conditions for the Public Offering

III.9.1. Analysis of the procedure for automatic register for Well-Known Seasoned Issuer – EGEM

If Eletrobras opts por making the Offering according to article 6º-A of CVM Rule 400, the following timeline shall be followed:

INTENDED TIMELINE FOR EGEM

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a)	EGEM Timeline – Interim Financial information of September 30, 2021

We highlight that, according to the timeline above, subject to the Pricing on February 10, 2022, the first filing with CVM would have to occur by February 2nd, 2021. However, it is worth noting that, given the size of the Offer, it would be advisable and extremely challenging to have the beginning of the roadshow presentations and the Bookbuilding Proceeding occur within the short period of 8 days and it is recommendable such proceeding lasts at least 14 days.

b)	EGEM Timeline – Interim Financial information of December 31, 2021

If Eletrobras opts to use, for the purposes of the Offer, the financial statements of December 31, 2021, the Pricing shall occur by May 12, 2022, and the first filing with CVM should occur by May 5, 2022.

Alternatively, the timelines below may also be adopted:

b.i) Filing with CVM / Release of the Offer on March 16, 2022

Act	Date
First Filing with CVM/Update of 20-F with SEC	March 16, 2022
Deadline for Analysis in the CVM and Approval of the Register of the Offer	March 23, 2022
Completion of the Bookbuilding Proceeding / Pricing*	March 30, 2022

*Considers the period of 14 days for roadshow presentations

b.ii) Filing with CVM / Release of the Offer on March 23, 2022

Act	Date
First Filing with CVM/Update of 20-F with SEC	March 23, 2022
Deadline for Analysis in the CVM and Approval of the Register of the Offer	March 30, 2022
Completion of the Bookbuilding Proceeding / Pricing*	April 6, 2022

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b.iii) Filing with CVM / Release of the Offer on March 30, 2022

Act	Date
First Filing with CVM/Update of 20-F with SEC	March 30, 2022
Deadline for Analysis in the CVM and Approval of the Register of the Offer	April 6, 2022
Completion of the Bookbuilding Proceeding / Pricing*	April 13, 2022

However, it is relevant to stress that the issue involved in adopting an EGEM timeline is that the Offer and the related documentation will not be submitted to CVM and if, at any moment, CVM understands that the approval of the Offer is required, it may determine the conversion of the Offer into the common rite. In view of the complexity of the Offer, the existence of relevant preparatory acts to the Offer (e.g., the Restructuring) and the fact that Eletrobras has not made public offers of shares in yeas, it is important to highlight that the risk of such conversion of the Offer to the common rite is material.

Also, in the event the EGEM is used, we recommend that the first filing of F-3, in accordance with item III.10.1 of this Report, which may be made at any moment before the Offer, occurs by February 18, 2022, at the latest.

In this case, a process would be initiated with the compliance of the usual terms of a public offering of shares, substantially longer than those applicable to an EGEM offering, thus resulting in the impossibility of carrying out the Offering on the desired date and with the financial information as of December 31, 2021.

III.9.2. Increase of amount of shares of the Offer: Additional Shares and Supplementary Batch of Shares

Pursuant to article 14, paragraph 2 of CVM Instruction 400, until the date of disclosure of the Announcement of Commencement, the number of securities (in this case, shares) to be distributed within the scope of the Offer may be increased by up to 20% of the quantity initially offered (not considering the Shares of the Supplementary Batch). These are called “Additional Shares” or “Hot Issue”, since this increase is carried out to meet any excess demand from investors in the Offer. The Hot Issue may consist of shares (i) of the Primary Offering; (ii) the Secondary Offering; or (iii) mixed (Primary Offering in conjunction with the Secondary Offering).

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The prerogative of increasing the number of shares issued in an offering through the Hot Issue, as it is optional, is traditionally included as a possibility in operations such as Eletrobras’. As (i) it is not possible to anticipate the effective demand that will be presented in the Offer; and (ii) an eventual market over-demand will allow raising of a higher value; it is recommended that the option to sell the additional shares, to be exercised on the day of the public offering of shares, be provided for the transaction in question.

Additionally, pursuant to article 24 of CVM Instruction 400, the shares to be distributed within the scope of the Offer may be increased by an amount of up to 15% of the amount initially offered (without considering the batch of Additional Shares). These are the so-called “Supplementary Batch Shares” or “Green Shoe”. The Supplementary Batch Shares may be composed of shares (i) of the Primary Offering, (ii) of the Secondary Offering, or (iii) in a mixed composition.

The Green Shoe is a Supplementary Batch of shares that can be made available with the exclusive purpose of operating the services of stabilization of the prices of the shares through a stabilizing bid agent, during the period of up to 30 days counted from the beginning of the negotiation of the shares object of public offering. The Supplementary Batch Shares will be provided for in the Offer Documents, by mutual agreement between Eletrobras, the Federal Government and the Offer Coordinators, and all accessory agreements must be signed, including, but not limited to, the Stabilization Agreement, if applicable.

The stabilizing bid agent will have the exclusive right, as of the date of execution of the placement agreement, inclusive, and for a period of up to 30 days from the start date of trading of the Offer shares on B3, inclusive, to exercise the option of Green Shoe, in whole or in part, one or more times, after notification to the other Offer Coordinators, provided that the decision to over-allocate the Shares is taken by mutual agreement between the stabilizing bid agent and the other Offer Coordinators when setting the Offer Price per Share. The Green Shoe will not be subject to a firm guarantee of settlement by the Offer Coordinators. For more information on stabilization activities, see item III.9.4.f) below.

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We understand that the CPPI resolution that approves the conditions applicable to the Privatization shall include the possible issuance of additional shares and/or a supplementary batch of shares, since the Hot Issue and Green Shoe, respectively, may end up being required for the Offer.

Therefore, it was suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 7 The number of shares in the Global Public Offering may be increased by up to 35% (thirty-five percent) in relation to the amount initially offered according to the Global Public Offering Documents, as follows:

I - up to 15% (fifteen percent) referred to as “Over-Allotment Shares”, pursuant to art. 24 of CVM Instruction No. 400, of December 29, 2003, with the exclusive purpose of stabilizing share prices; and

II- up to 20% (twenty percent) referred to as “Additional Shares”, pursuant to § 2 of art. 14 of CVM Instruction No. 400, of 2003, if there is an excess of demand.

§ 1 The shares referred to in the items I and II of the main section of this article may be sold in a primary offering, secondary offering or a combination of the former and the latter.

§ 2 The price stabilization services will take place during a period of 30 (thirty) days from the beginning of the trading of the shares object of the Global Public Offering.

§ 3 The Federal Government is authorized to enter into a bid stabilizing agreement and a stock loan agreement with a bid stabilizing agent under conditions usually practiced in this type of operation.”.

In the case of authorization for the issuance of a Supplementary Batch of shares for stabilization purposes, it is recommended that the CPPI resolution authorizes the Federal Government, as a strategic shareholder of Eletrobras, to be the shareholder that makes the share loan, as per item III.9.4.f) of this Report.

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III.9.3. Lock-up period

As detailed in the Legal Report, it is very common in share offerings to impose a period of restrictions on the trading of shares for the issuing company, its relevant shareholders, i.e., those who hold an interest equal to or greater than 5% of the share capital of the Eletrobras, and members of the board of directors and officers.

An analysis was carried out on the periods of restrictions on share trading (lock-up) in initial public offerings (IPOs) and subsequent offerings (follow-ons) which took place in the 18 months preceding the date of completion of this report and the Legal Report . The length of restriction periods varies with each offer specifically from 90 to 180 days. CVM Rule 400 indicates that restrictions on the sale of shares to shareholders, if any, must be informed, with a full description and details.

We understand that the CPPI resolution that approves the conditions applicable to Privatization must include general approval for the execution of contracts ancillary to the Offer, which may contain a lock-up period for the Federal Government. In this sense, considering the market conditions applicable to the Offer, the Consortium suggests determining a lock-up period of 90 to 180 days for relevant shareholders, to be defined by mutual agreement by the Offer Coordinators.

III.9.4. Other parameters of the public offering of shares, in Brazil and abroad.

Privatization will take place through the implementation of the Offering which, in principle, will consist of a Primary Offering, and, possibly, a Secondary Offering may also be carried out so that the Federal Government sells its shares in a way that it holds, directly or indirectly, at the end of the Offering, a percentage equal to or less than 45% of the voting shares of Eletrobras.

Prior to the Offering, a Due Diligence will be carried out, which consists of the study, analysis and detailed evaluation of Eletrobras’ information, which shall occur even if a legal due diligence has already been carried out prior to the Offering, since this Due Diligence will be carried out by the legal advisors of the Offer Coordinators.

In the context of the Offering, Due Diligence covers:

(i) Legal audit: consists of the audit carried out by legal advisors for an in-depth analysis of documents in order to verify the feasibility and legal risks of the Offering; and (ii) Back-up and circle-up: the back-up process consists of the company making available the information included in the Offering documents, but which are not subject to a legal audit; the circle-up process consists of checking the financial information included in the Offering documents, which may or may not be the subject of comfort provided by the auditors..

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a)              General Notes about the Distribution of the Offer

As has been at length stressed throughout this Report, the aspect of the Offering that stands out the most is its volume, not only in absolute terms (again: it will be the second largest offering of shares in the history of the Brazilian capital market), but , and mainly, in relative terms, as shares will be traded in an extremely high proportion in relation to market value (market capitalization), shares available for trading (free float) and average daily trading volume (ADTV) of Eletrobras, and which far exceeds the other cases of national issuances above R$5 billion, such as the Petrobras issuances exemplified at the beginning of this Report.

It becomes, therefore, a fundamental issue for the success of the Offering to seek, on the one hand, to carefully evaluate the advantages of reducing the volume to be distributed - thus reducing the availability of the good to be offered to the consumer market, in this case, Eletrobras shares, which in terms of classical economic theory represents a shift in the supply curve to a lower level, which leads to an increase in the equilibrium price of the good in question. We have already discussed the measures relevant to such a shift in the supply curve at length in previous sections of this Report.

On the other hand, however, the demand curve should be considered, which reflects the appetite of market agents to acquire the good offered. Factors leading to an increase in demand, in simplified terms, represent the shifting of the demand curve to a higher level – which, in turn, leads to a higher equilibrium price for Eletrobras’ stock, and ends up increasing the potential for value raise by the Federal Government. We will discuss the possible alternatives for the expansion of demand here. A preliminary issue, however, should be tackled: in general terms, all actions that can reasonably be taken in favor of expanding the Offering access potential to a wider range of investors must, in fact, be taken. All discussions around the structuring of the Offering must be guided by this perspective.

From the point of view of the markets to be accessed for a stock offering, investors are traditionally divided into 3 groups: among national investors, there are individual investors, also known as the retail segment; funds and other large financial agents, referred to as the

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Regarding the institutional segment, it is worth mentioning that the country’s large investors are closely monitoring the Offering, and that the main focus of the process of structuring the Offering to reach this segment of the market must be to safeguard the rights of investors against to the company’s current controlling block. In this matter, it is only relevant to point out that attention should be paid to investors’ indications about their matters of concern - such as the dilution of the Federal Government to at least 45% of Eletrobras’ voting capital, and the implementation of poison pills, which are also addressed in this Report – and, as far as possible, we seek to mitigate the issues identified, about which, by the way, much has already been discussed in this Report.

That said, as for the other segments, we consider it pertinent to highlight some topics relevant to the specific situation of the Offer. Starting with the international segment, even though the ADTV of Eletrobras’ ADRs is low (as will be seen in a specific section below), and although there has been a decline in international participation in the Brazilian capital market, a closer (and more up-to-date) look points out to the importance of seeking maximum access to foreign investors in the Offering.

First of all, and anticipating the conclusions regarding the ADTV of ADRs, even though the average daily volume traded in ADRs is low, it is proportionately higher than the ADTV of Eletrobras’ shares in the domestic market. This higher liquidity (albeit in relative terms) indicates an important space for the company in the portfolios of international investors. The issuance of more ADRs may lead to greater liquidity of the paper in international markets, and consequently a greater demand, which should not be neglected in the context of the Offering.

As for the presence of international investors on the Brazilian stock exchange, although much emphasis has been placed on their decline in participation in the national market, in particular when the effects of the pandemic on global markets increase, since the end of last year this participation has been increasing, as shown in the chart below. In short: there is a clear process of return of foreign investments to Brazil, and the timing of the Offer can positively coincide with this flow:

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As for the retail segment, there are two noteworthy observations to be made. The first is the acknowledgement of the expansion of individual investors in the national capital market. As the graph below shows, growth has been intense, with an expansion of more than 500% in less than 4 years.

In view of this, distribution efforts should not be spared for this segment, which has increased its potential for absorbing share offerings daily.

Furthermore, one cannot lose sight of the fact that, in addition to a mere offer of securities, this privatization involves a company with national reach and easy to identify with the general public. Expanding retail distribution as much as possible also serves broader purposes: democratizing the Brazilian capital market itself. This fact, and the obvious recognition that Eletrobras has, as a leading company in its segment, enhances the weight of retail in the Offer. It is worth noting that, in general terms, the prominent positioning of state-owned companies in their sectors of the economy generated significant levels of demand in the retail segment, as shown in the table below, which compares the distribution of private and state-controlled companies in public offerings:

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Specifically, in the case of retail, we understand that parameters must be adopted to facilitate the participation of individual investors. The first one is to define a minimum level of investments to the lowest possible. Traditionally, the minimum volume for a reserve request from individual investors is between R$3,000 and R$5,000. In the case of Eletrobras’ Offering, considering the importance of maximizing the democratization of small investor’s access to the opportunities that the company presents, as well as leveraging the strong recognition of the company’s brand before the public, the recommendation is that this minimum level is R$1,000.00, with the possibility that it may be even lower, if the banks participating in the Offer consider that lower amounts are economically feasible. The same applies to individual investors who use FMP funds (which will also be discussed below) to make their investments in the Offering. Although the lower limits for individual reservation requests using FMPs are usually around R$500.00 to R$1,000.00, our proposal is that this limit is R$200.00 for Eletrobras’ Offering, and, once again participating banks should be allowed to reduce this amount, if they believe that even lower amounts are still economically viable. As for the upper limits of investments of participants in the retail segment, we understand that the reference adopted in the overwhelming majority of offers in the Brazilian market should be used, i.e. R$1 million, above which the investor must be understood as belonging to the institutional segment, and no longer in the retail segment.

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Additionally, retail investors who adhere to the Offering will not be subject to the apportionment criteria up to the amount of R$5,000.00, including retail investors who adhere to the offer via FMP. In other words: the individual investor will be guaranteed that his order will be fully allocated (without apportionment), up to the limit of R$5,000.00; however, the amount of the reserve request of each retail investor that exceeds this amount is subject to the apportionment conditions that are deemed relevant at the time of allocation of the Offer.

Retail investors joining the Priority Offering (Eletrobras employees and retirees) are recommended to set a priority allocation equivalent to 10% of the Offering.

A final note on distribution efforts: as already pointed out in several sections above in this Report, one should not, at this moment, establish references that end up stifling distribution efforts, which in fact will only begin to be undertaken months later. In this sense, we note that specified volumes or percentages may be reviewed in a timely manner closer to its launch, if deemed necessary, a scenario in which CPPI should meet again to resolve about such changes.

b)              Bookbuilding Proceeding

The bookbuilding procedure consists of the procedure for collecting investment intentions, which is carried out by the Offering Coordinators, through which different institutional investors are accessed in order to determine the demand for the Offering and the price per share to be offered ("Procedure of Bookbuilding”).

Prior to the Bookbuilding Procedure, a series of events is held, comprising several meetings, which are part of the Roadshow process, in which the company’s main executives access potential investors who will analyze the issuing company.

After the Roadshow, the period for booking actions and collecting intentions (the Bookbuilding) begins. In it, institutional investors specify the number of shares they want to buy, for each price range. Others choose to simply indicate the quantity, regardless of the price.

It is important to point out that, in the Bookbuilding Procedure, the highest price expressed is not the only one taken into account, even if there is sufficient demand to allocate all the shares offered. This is because it is usual for certain reservation requests (orders) from investors to be frustrated, or even for certain investors to artificially inflate demand in order to be less affected by any apportionment. In this sense, offers are normally closed at a price per share that has received demand between 1.2 and 1.5 times the amount of shares offered.

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At the end of the Bookbuilding Procedure, the value per share is fixed and the offer is carried out with the effective settlement of the funds to the company (in the context of a Primary Offering) or to the selling shareholder (in the context of a Secondary Offering).

If the demand for the offer exceeds the number of shares offered, the issuing company must apportion the amount issued. In this way, each shareholder may acquire a portion of the number of shares indicated in the Bookbuilding Procedure.

Due to the particularity that the Offering is being carried out within the scope of a privatization project, it is recommended that the allocation and eventual apportionment of investors’ orders in the Offering applies an equitable criterion to be defined by the Offering Coordinators, with a view to making the more objective procedure.

c)               Related Persons

The participation of institutional investors who are persons related to intermediary institutions, the company or the selling shareholders is prohibited (article 55, caput, of CVM Rule 400), in the event of excess demand greater than 1/3 of the number of shares initially offered .

Additionally, the participation of related persons in the Bookbuilding Procedure is limited to a maximum of 20% of the shares initially offered (without considering the Hot Issue or Green Shoe). This percentage may eventually be increased, provided it is justified and authorized by the CVM. Considering the privatization’s purpose, it is recommended that the percentage of 20% participation is maintained, as usual.

The definition of related persons is detailed in the Legal Report.

d)              Determination of Share Price

The price per Share (“Price per Share”) will be fixed after the completion of the Bookbuilding Procedure, which will be approved by CPPI and the Board of Directors of Eletrobras, including the consequent capital increase resulting from the Primary Offering, within the authorized capital from Eletrobras. The Price per Share will be fixed by the board of directors, pursuant to article 170, paragraph 1, item III of the Corporations Law, having as a parameter:

(i)	the quotation of shares issued by Eletrobras on B3; and

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(ii)	indications of interest based on the quality and quantity of demand (by volume and price) for the Shares, collected in the Bookbuilding Procedure.

Additionally, pursuant to paragraph 2, article 166, of the Corporations Law, the fiscal council must be heard before the meeting of the board of directors that will set the Price per Share and approve the capital increase arising from the Primary Offering.

For more information on the approval by CPPI of Privatization’s minimum price before and after Pricing, see items III.20.1, III.20.2 and III.26 of this Report.

e)               Documents required for the Offer

Annex III. 9.4(d) this Report indicates the documents that must be prepared and presented to carry out the Offering pursuant to CVM Rule 400.

Regarding the offer documents, the inclusion, in the CPPI resolution, of provisions with the following wording was recommended:

“Art. 13. The issuance or execution by ELETROBRAS of the following documents and contracts is authorized:

I - Agreement for the Coordination, Placement and Firm Settlement of Shares within the scope of the Brazilian Offering, to be entered into with the Coordinators (“Placement Agreement”);

II - Placement Facilitation Agreement within the scope of the International Offering, to be entered into with the international placement agents (“PFA”); and

III - the other documents and contracts necessary to carry out the Global Public Offering, pursuant to this Resolution, which will be called together with the Placement Agreement, the PFA, the prospectuses, notices, announcements, minutes and publicity materials of the Offering as the “Global Public Offering Documents”.

§ 1 The Federal Government is authorized to issue the documents and enter into the contracts referred to in the main section of this article, necessary for the Primary Offering and the Secondary Offering.

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§ 2 The Offering Documents shall provide, at a minimum, that the managers and direct shareholders who hold a relevant equity interest in ELETROBRAS, understood as shareholders who hold an equity interest equal to or greater than 5% (five percent), undertake to sign a restriction agreement to the trading of company shares (lock-up) for a period of 90 (ninety) to 180 (one hundred and eighty) days, counted from the Offering settlement date.

§ 3 The Coordinators will carry out the distribution under a regime of best placement efforts and firm settlement guarantee.”

The Federal Government shall confirm by letter issued by the competent body, when requested by the BNDES, that the information, representations and warranties to be provided in the Offering Documents are correct and true.

The Federal Government will be liable for damages caused due to the innaccuracy or omission of relevant information under its responsibility in the Offering Documents and will undertake the usual indemnification obligations for this type of operation. In order to be able to enter into contracts with this type of obligations on behalf of the Federal Government, the BNDES must request, by letter, express authorization.

Also, it is important to pay attention to the information disclosure obligations to be provided by Eletrobras as a publicly-held company.

Pursuant to article art. 157, paragraph 4 of the Corporations Law, the managers of the publicly-held company are required to immediately communicate to the stock exchange and to publicize through the press any resolution of the general share-holders’ meeting or of the company’s management bodies, or material fact that has occurred in its business, which may significantly influence the decision of market investors to sell or buy securities issued by the company.

Also, article 2 of CVM Resolution 44 considers as relevant any decision of the controlling shareholder, resolution of the general shareholders’ meeting or of the management bodies of the publicly-held company, or any other act or fact of a political-administrative, technical, business or economic-financial nature occurred or related to its business that could significantly influence: (i) the quotation of securities issued by the publicly-held company or referenced thereto; (ii) investors’ decision to buy, sell or hold those securities; or (iii) in the decision of investors to exercise any rights inherent to the condition of holder of securities issued by the company or related to them.

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However, exceptionally, pursuant to article 6 of CVM Resolution 44, material acts or facts may, exceptionally, not be disclosed if the controlling shareholders or managers understand that their disclosure will jeopardize the company’s legitimate interest, despite the fact that, under the terms of the sole paragraph of said article, it is stated that the persons mentioned in the main section are obliged to, directly or through the Investor Relations Officer, immediately disclose the material act or fact, in the event that the information escapes control or if there is an atypical fluctuation in the quotation, price or quantity traded of securities issued by the publicly-held company or referenced thereto.

Any of the aforementioned disclosures will be subject to the approval of Eletrobras’ board of directors.

Therefore, it was suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Art. 5 The National Bank for Economic and Social Development - BNDES, as Manager of the National Privatization Fund - FND, will represent the Federal Government in the Global Public Offering in the following acts:

(…)

Single paragraph. When requested by BNDES, the Federal Government shall confirm, by official letter issued by the competent body, if information, representations or warranties to be provided in the Global Public Offering Documents are true and correct”.

f)                Share stabilizing activities

The activity of stabilizing the shares is optional and, if any, will be carried out by the stabilizing bid agent, who is usually one of the Offering Coordinators.

The stabilizing bid agent carries out stock purchase and sale operations aiming at the formation of a more stable and less volatile secondary market after the Offering is carried out, subject to the parameters set forth in CVM Resolution No. 476, dated January 25, 2005, as amended (“CVM Resolution 476”). The financial re-sources to carry out the stabilization activity are provided via loan of shares, free of charge, by a strategic shareholder of Eletrobras in an amount equivalent to the Green Shoe[42]. In the specific case of Eletrobras, Federal Government could make such loan or, if there is any restriction to be evaluated under regulatory aspects or even according to the best judgment of the Offering Coordinators together with Eletrobras, another shareholder, in an amount equivalent to the Green Shoe.

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The stabilization activity must be carried out by a stabilizing bid agent who may, at its discretion, carry out purchase and sale of common shares during the trading sessions within the period informed above and always observing the applicable legal provisions and the conditions described in the stabilization agreement, which must have already been approved by CVM and B3, pursuant to article 23, paragraph 3, of CVM Rule 400 and CVM Resolution 476 .

It is worth noting that the stabilizing bid agent must be free to initiate and interrupt operations for the purchase and sale of common shares within the scope of stabilization at the moment it deems necessary and without having the obligation to request any prior approval so that it does not miss any momentary market condition. Therefore, the contracted stabilizing bid agent may carry out operations of purchase and sale of shares, at its discretion, in whole or in part.

The central point of the stabilization operation is to face situations of relevant pressures in the demand for the shares, which can cause a sudden and relevant volatility in the share price and a consequent distortion of prices and negotiations in the secondary market. To avoid such distortion, the supplemental batch can be used to keep the share price trading in a certain price range for a period of up to 30 days.

In the present case, CPPI must approve the conditions applicable to Privatization, authorizing the Federal Government, as a strategic shareholder of Eletrobras, to be the shareholder that carries out the loan of shares to enable the stabilization activities.

With regard to capital market practices, the stabilization activity proposed here follows the usual lines of this type of service. The loan of shares, from the share-holder to the stabilizing bid agent, is carried out free of charge because (i) at the end of the day, stabilization is provided for the benefit and in accordance with the interests of the shareholder, and it does not make sense to charge the service provider for this; and (ii) as it is a service provision relationship, if there were a cost to the provider, this cost would end up being passed on to its fees in the transaction (with the potential negative impact in the case of taxation on the loan of the shares or on the fees additional costs to cover such costs). Thus, this aspect of the proposed stabilization strictly follows market standards. In fact, in the same way that the loan of shares is carried out free of charge, the stabilizing bid agent, which is part of the syndicate of banks coordinating the offer, is not entitled to compensation associated with the provision of this service. The financial result for the stabilizing bid agent arises from eventual gains or losses arising from the stabilization process.

42 From a public law standpoint, the Federal Government could be shareholders which makes the shares loans. Article 27 of Law No. 14,182 and article 2 of the CPPI Resolution 176 authorize the Privatization to comply with the usual capital market rites.

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Furthermore, the stabilization period must follow the best market references, ac-cording to which 30 days is the maximum period used in public offers. In the pre-sent case, considering the significant volume of the Offer, the importance of using this service as much as possible is indisputable (given the possible volatility of the shares after the Offering). The same is applicable to the prerogative of the stabilizing bid agent to make decisions about making purchases or sales of Shares in accordance with the behavior of the market within 30 days after the Offering. The definition of the stabilizing bid agent must be guided precisely by its knowledge of the market and its ability to make agile decisions in the face of stock price fluctuations. Any limitation to its performance would be detrimental of the shareholders’ own interests, in addition to a substantial deviation from the best market practices.

Finally, it is worth noting that these practices reflect decades of transactions, and follow a consolidated international standard. These parameters are so entrenched in the capital market that the imposition of different rules on the stabilization process of the Eletrobras Offering, in addition to imposing an unnecessary operational challenge to the stabilizing bid agent, would result in difficulties in hiring a stabilizing bid agent that was willing to adopt references that distance themselves from the usual for this type of activity.

g)              Apportionment or unsubscribed shares

An apportionment will be carried out in the proportion verified between the amounts of R$ 6,000,000,000.00, and the total demand from non-institutional investors that are considered investment funds, as set forth in Decree No. 2,430, of December 17, 1997, always subject, however, to the fulfillment of the priority allocation and the minimum allocation of retail.

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The common shares that have not been subject to priority allocation, minimum retail allocation and allocation to FMPs will be distributed to non-institutional individual investors, the institutional offering and the international offering.

Therefore, it was suggested the inclusion, in CPPI resolution, of provisions with the following language:

“Article 9º The allocation of common shares effectively distributed in the Global Public Offering shall comply, in addition to an equitable criterion to be defined by the Coordinators, to the following:

(...)

§2 If the total number of reserve requests from Retail Investors - Funds exceeds the R$ 6,000,000,000.00 (six billion reais) provided for in item IV, a proportional apportionment of shares among these investors will be carried out, considering the reservation request of each of the investors”.

III.10. Public offering abroad

III.10.1. United States

Eletrobras ONs and PNs, together with their respective ADRs, are registered with the United States Securities Exchange Commission (the “SEC”) and traded at the NYSE. We understand that the current proposal, for the realization of the Offering in the US, will be through a public offering registered with the SEC. It should be noted that the implementation of the Offering in the US is optional and will de-pend on Eletrobras’ strategy in accessing US investors.

In its most recent annual report, filed with the SEC on May 10, 2021, containing the information as of December 31, 2020, on Form 20-F, Eletrobras stated that it is a "well-known seasoned issuer" (a "WKSI”, an acronym for “known and experienced issuers”) under US federal securities laws. A WKSI is an issuer that, among other criteria, has filed at least one annual report with the SEC and has a world-wide market value of its shares in circulation, with or without voting rights, of at least US$700 million.

Under the Securities Exchange Act of 1934, as amended (“Exchange Act”), an issuer that qualifies as a WKSI is able to sell securities pursuant to an automatic shelf registration statement. As a foreign private issuer, Eletrobras would file a Registration Declaration Form F-3. Such Registration Statement is automatically effective upon filing with the SEC, and permits the registration of an unlimited number of securities, with filing fees paid on a “pay as you go” basis, i.e., as the Offering is effectively performed. This means that the SEC will not revise the Registration Statement, essentially eliminating the comment and response process that most other Registration Statements are subject to.

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The Form F-3 registration process (registration statement) involves 3 main filings:

(A) The F-3 is filed with a generic prospectus that includes a description of the company’s shares and ADRs and an underwriting agreement form. This can be done at any time prior to the offer;

(B) The offer’s preliminary prospectus is filed immediately before the roadshow. This way, it would be filed on the same date as the second CVM filing (offer launch date). This filing would need to incorporate the 20-F and any Form 6-K material, published since the date of the 20-F; and

(C) The final prospectus supplement, with the pricing information, is dated to the pricing day and filed with the SEC shortly after the pricing.

This mechanism would allow Eletrobras to more quickly conduct a public offering in the US, so that the schedule will be concurrent with the schedule of the Offering in Brazil, regardless of the schedule adopted, as specified in this Report.

III.10.2. ADRs Analysis from a financial standpoint

Using the most recent information available, as per Eletrobras’ financial statements as of June 30, 2021, (i) the total number of EBR ADRs representing one common share of Eletrobras (ELET3) is 42,511,544, which is equivalent to 3.30% of the total common shares and 2.71% of the company’s total shares; and (ii) the number of EBR.B ADRs representing one preferred share of the company (ELET6) is 5,078,909, which is equivalent to 1.81% of the total number of preferred shares B and 0.32% of the total shares of the company.

According to the company’s 2021 Reference Form, the total free float of common shares is 358,028,908, or 27.779% of the total common shares. The total free float of class B preferred shares is 242,987,127 shares, equivalent to 86.799284% of PN.B shares.

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According to analysis of data collected on Bloomberg on September 23, 2021, the average daily trading volume of the last ninety days (Average Daily Traded Volume – 90 days) of ADR EBR was US$ 6.4 million, equivalent to approximately R$33.0 million. In the same period of analysis, the average daily trading volume for the last ninety days of the ELET3 common share on the Brazilian stock ex-change was R$ 184.9 million.

Considering the foregoing, we conclude that EBR ADRs present significant liquidity when compared to the liquidity of ELET3 in the Brazilian stock exchange, since the EBR ADRs represent only 3.30% of the company’s total common shares and present a daily trading volume equivalent to 18% of the average daily trading volume of ELET3 shares.

The observation above reinforces the argument that the offer must include sales efforts in the United States, further increasing the asset’s liquidity in the international market.

Just to illustrate the potential for increased trading and liquidity of the asset, it is worth noting that the volume of PBR ADRs, representing two ON shares of Petrobras (PETR3), is equivalent to 18.96% of the total volume of outstanding PETR3 shares.

III.10.3. Spain[43]

Latibex is based on the trading system and settlement platform of the Spanish exchange (SIBE and Iberclear), so that Latin American securities listed on Latibex are traded and settled like any other Spanish security.

Latibex operates as a “mirror” in relation to the information presented on B3. In this sense, generally, it will disclose all information provided and disclosed by Eletrobras on B3, not requiring the fulfillment of additional requirements or verifying the correct compliance with the procedures required by B3, when transactions are carried out might affect listed or to be listed securities. on Latibex, as well as when new shares are listed.

In particular, considering that Eletrobras is already listed on Latibex, if the company eventually carries out a capital increase (which does not result in a public offering in Spain), it will not have to comply with any additional procedures or requirements, since the new shares will not be listed on Latibex (e.g., no prospectus or form will be required).

43 The information included in this Report referring to the Latibex and to the Spanish regulation refers to consultation made with the Spanish firm Ramón y Cajal Abogados.

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In this sense, Eletrobras will only have to hire an agent bank in Spain (member entity), which will be responsible for carrying out the necessary operational requirements with Latibex, that is, disclosure of all information provided and disclosed by Eletrobras on B3. Furthermore, as mentioned above, all information published by Eletrobras on B3 in connection with such a capital increase will also have to be published on Latibex, after being translated into the Spanish language.

Prior to the listing of securities, Latibex will ensure that all information, which Eletrobras has provided and disclosed on B3, will be immediately available on Latibex or accessible through Latibex’s systems. Such information shall include a description of the type and nature of the business activities carried out by Eletrobras.

The following is a summary of the information that is required of Eletrobras in connection with his listing on Latibex:

Public information: (i) information about corporate or financial transactions that affect securities admitted to trading, and decisions and policies established by Eletrobras in relation to the rights of holders of securities for the current year or prior years; (ii) the relevant dates for the recognition, fulfillment and payment of the rights and obligations corresponding to the holders of securities; and (iii) details of any corporate or financial transactions carried out by Eletrobras, including at least the type of transaction, the relevant dates (last traded date, ex-date, record date, payment date, etc.) and any other details necessary and relevant for these purposes.

Material information: all material information related to Eletrobras that has been disclosed on B3 and/or the CVM, as well as the purchases and sales of any significant interest, must be made available to Latibex.

In particular, at least information concerning the following situations must be provided:

(i) any decision to change the legal structure of Eletrobras (e.g., mergers or spin-offs);

(ii) amendments to the bylaws, due to the passing of corporate resolutions on capital increases or reductions, mergers or spin-off of shares or changes in the par value of shares;

(iii) approval and implementation of plans for financing and restructuring permanent resources;

(iv) convening general shareholders’ meetings;

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(v) approval of dividend payments or similar distributions to shareholders;

(vi) consolidated and individual annual financial statements, management report and auditor’s report for each financial year ended, as well as interim results and other relevant information;

(vii) any approval of a treasury stock policy or treasury stock purchase plans;

(viii) information and, if applicable, correction of possible reservations or limitations to the scope of the auditor’s report, as well as any conclusions of the auditor in its review of the financial statements; and

(ix) any resolution to request the withdrawal of Latibex securities.

Finally, it is worth noting that Latibex may suspend the trading of securities currently traded in Spain, that is, securities outside the context of the Offering, in the following circumstances:

(i) non-presentation or incomplete presentation of the information indicated above;

(ii) failure to provide additional information requested by Latibex or provide insufficient clarification; and/or

(iii) submission of information after the applicable deadline.

III.11. Extension of the Offer to employees and retirees of Eletrobras

For Privatization, it was deemed convenient to carry out a priority offer to employees and retirees in the Primary Offering, which is mandatory for the purposes of complying with the legal determination in the Secondary Offering. For modeling purposes, therefore, the amount equivalent to 10% of the shares of the primary and secondary tranches object of the Offering will be primarily allocated to Eletrobras’ employees and retirees.

If the total number of reservation requests from Eletrobras’ employees and retirees who have qualified to participate in the Priority Offering to employees and retirees is less than or equal to the priority allocation to employees and retirees, there will be no apportionment, and all such reservation requests will be accepted.

If the reservation requests made by Eletrobras’ employees and retirees are greater than the priority allocation to employees and retirees, the shares will be distributed proportionally among these investors, considering the reservation request of each investor.

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Therefore, the inclusion of provisions with the following language in CPPI resolution was suggested:

“Art. 8 The Brazilian Public Offering will consist of Priority Offering to Shareholders, Priority Offering to Employees and Retirees, Retail Offering and Institutional Offering.

(…)

§ 2 The Priority Offering to Employees and Retirees will be intended for employees and retirees of ELETROBRAS and its subsidiaries, i.e., as companies in which ELETROBRAS holds, directly or indirectly, the majority of the voting capital stock (“Employees and Retirees” ).

§ 3 The provisions of § 2 do not apply to employees and retirees of Itaipu Binacional and Eletrobras Termonuclear S.A. (“Eletronuclear”).

(…)

Art. 9. The allocation of common shares effectively distributed in the Global Public Offering shall comply, in addition to an equitable criterion to be defined by the Coordinators, to the following:

I - the Priority Offering to Shareholders will be carried out in order to ensure ELETROBRAS shareholders maintain their interest in the total share capital, subject to the restriction defined in § 3 of art. 3 (“Priority Allocation to Shareholders”);

II – 10% (ten percent) of the Global Public Offering will be allocated to the Priority Offering to Employees and Retirees (“Priority Allocation to Employees and Retirees”);

III - each Individual Retail Investor will be guaranteed a minimum allocation of BRL 5,000.00 (five thousand reais) (“Minimum Retail Allocation”) before any possible apportionment is made, subject to compliance with items I and II;

IV - the maximum amount of R$ 6,000,000,000.00 (six billion reais) referred to in art. 10 of this Resolution shall be allocated to the share purchase by FMP-ELET and Transitional FMP-ELET (“FMPs Allocation”), except as set forth in items I, II and III; and

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V - the common shares that have not been sold in the Priority Allocations to Shareholders, Priority Allocation to Employees and Retirees, Minimum Retail Allocation and FMPs Allocation shall remain shall be allocated to for Individual Retail Investors, for the Institutional Offering and International Offering.

§ 1 If the reservation requests made by ELETROBRAS employees and retirees exceed the Priority Allocation to Employees and Retirees, a proportional apportionment of shares among these investors will be carried out, considering the reservation request of each investor.

§ 2 If the total number of reserve requests from Retail Investors - Funds exceeds the BRL 6,000,000,000.00 (six billion reais) provided for in item IV, a proportional apportionment of shares among these investors will be carried out, considering the reservation request of each of the investors.”

The details of the conditions of this offer must be interpreted jointly with the other economic-financial assumptions for modeling the offer.

III.12. Priority Subscription for the current shareholders of Eletrobras

According to recent discussions held with B3 and as detailed in the Legal Report, the Preemptive Right faces operational difficulties for its implementation in the context of an Offering, so it is strongly recommended the implementation of the Priority Offering for the current shareholders of Eletrobras (except for the parties related to the Federal Government), in proportion to their interest in the capital stock of Eletrobras, but without the preemptive right – this is actually is more usual in public offerings of shares.

The same conditions are apply to foreign investors, who hold Eletrobras shares on the Latibex and NYSE – in the latter case, through ADRs, which represent the ownership of shares in non-US companies. The extension of these rights is even deemed, from the US point of view, as a public offering of securities and, therefore, as a rule, would depend on registration with the SEC.

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The Priority Offering to the shareholders will be destined to the shareholders of Eletrobras, in proportion to their interest in the capital stock, except for those mentioned in article 3, sole paragraph, of Resolution CPPI nº [●] and will have the purpose of assuring to the shareholders of Eletrobras the maintenance of their interest in the total capital stock, subject to the restriction set forth in article 3, mentioned below.

All reservation requests in the Priority Offering will be fulfilled up to the limit of the respective interests in the capital stock of Eletrobras and there will be no apportionment of surplus.

Therefore, the inclusion, in CPPI resolution, of provisions with the following language is suggested:

“Art. 8 The Brazilian Public Offering will consist of Priority Offering to Shareholders, Priority Offering to Employees and Retirees, Retail Offering and Institutional Offering.

§ 1 The Priority Offering to Shareholders will be destined to all common and preferred shareholders of ELETROBRAS, pro rata to their participation in the capital stock, except for those mentioned in § 3 of art. 3.

(...)

Art. 9. The allocation of common shares effectively distributed in the Global Public Offering shall comply, in addition to an equitable criterion to be defined by the Coordinators, to the following:

I - the Priority Offering to Shareholders will be carried out in order to ensure ELETROBRAS shareholders maintain their interest in the total share capital, subject to the restriction defined in § 3 of art. 3 (“Priority Allocation to Shareholders”)”.

In the Legal Report, we provide a table that lists several high-relevance, primary and secondary offerings, and the type of priority that was exercised.

III.13. FGTS Privatization Mutual Funds

Law No. 8,036/ 1990, which provides for the rules applicable to the FGTS, allows the use of up to 50% of the existing balance available in the linked FGTS accounts of workers for investment in quotas of FGTS Privatization Mutual Funds ("FMP-FGTS”), governed by Law No. 6,385, of December 7, 1976 (cf. article 20, XII), which may, if created, acquire shares within the scope of the Offering.

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Decree No. 99.684/1990, which regulates Law No. 8,036/1990, provides that the investment of the balance of FGTS accounts in FMP-FGTS quotas may be made individually or through Investment Clubs – CI-FGTS, subject to the afore-mentioned percentage (i.e., up to 50% of the existing and available balance).

Historically, in the context of other privatization processes, such as that of Vale do Rio Doce, workers who had linked FGTS accounts had the opportunity to guarantee shares in the company through the use of FMPG-FGTS called “CAIXA FMP - FGTS Vale do Rio Doce I”, “CAIXA FMP - FGTS Vale do Rio Doce II” and “CAIXA FMP - FGTS Vale do Rio Doce - Migration”. Currently, Petrobras also has Caixa FMP-FGTS Petrobras IV, which is a privatization mutual fund whose investors are the holders of linked FGTS accounts and invests its resources in the acquisition of shares issued by the company.

As detailed in the Legal Report, the process of creating an FMP-FGTS involves authorization and monitoring by Caixa Econômica Federal (“CEF”), more specifically by the Internal Control and Compliance area of the Vice-Presidency of Investment Funds.

Regarding the authorization process for the creation of the FMP-FGTS, CEF Internal Circular No. 287/2003 (“Circular No. 287/2003”) regulates the authorization of the FMPG-FGTS and its Administrator before the CEF, and requires only that the fund management company: (i) be an entity duly authorized by the CVM; (ii) is qualified to participate in the public offer before the general coordinator of the offer appointed by the BNDES; and (iii) register itself and the FMP-FGTS with CEF.

In view of the foregoing, the inclusion, in CPPI resolution, of the following provisions is suggested:

“Art. 8 The Brazilian Public Offering will consist of Priority Offering to Shareholders, Priority Offering to Employees and Retirees, Retail Offering and Institutional Offering.

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(...)

§ 4 The Retail Offering will be aimed at individuals resident and domiciled in Brazil, who may acquire common shares directly (“Retail Investors - Individuals”) or, indirectly, through investment in shares of Mutual Privatization Funds- FGTS (“FMPs-FGTS”) created for the acquisition of common shares within the Brazilian Offering (“Retail Investors - Funds”) which, together with Individual Retail Investors, are the “Retail Investors”.

§ 5 The FMPs-FGTS can be created, with standard regulations previously drafted by BNDES and authorized by CVM, for the acquisition of common shares in the Brazilian Offering with funds available in the dedicated account of the Guarantee Fund for Employees (“FGTS”), called (“FMP-ELET”), or with funds transferred from investments previously existing in other FMP-FGTS, called (“Transitional FMP-ELET”).

(...)

Art. 9 The allocation of common shares effectively distributed in the Global Public Offering shall comply, in addition to an equitable criterion to be defined by the Coordinators, to the following:

(…)

III - each Individual Retail Investor will be guaranteed a minimum allocation of BRL 5,000.00 (five thousand reais) (“Minimum Retail Allocation”) before any possible apportionment is made, subject to compliance with items I and II;

IV - the maximum amount of R$ 6,000,000,000.00 (six billion reais) referred to in art. 10 of this Resolution shall be allocated to the share purchase by FMP-ELET and Transitional FMP-ELET (“FMPs Allocation”), except as set forth in items I, II and III; and

V - the common shares that have not been sold in the Priority Allocations to Shareholders, Priority Allocation to Employees and Retirees, Minimum Retail Allocation and FMPs Allocation shall remain shall be allocated to for Individual Retail Investors, for the Institutional Offering and International Offering.

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(…)

Art. 10. The payment of shares in the Retail Offering with funds from the FGTS is authorized by the Government Severance Indemnity Fund -FGTS, as provided for in § 6 of art. 20 of Law No. 8,036, of May 11, 1990, up to the maximum amount of R$ 6,000,000,000.00 (six billion reais).”.

The maximum amount of R$6,000,000,000.00 will be allocated to the acquisition of shares by FMPs and Migration FMPs (“Allocation of FMPs”), notwithstanding the Priority Allocation and the Minimum Retail Allocation. Furthermore, we suggest checking the possibility of consulting the FGTS Board of Trustees to obtain details of the registration process of the administrator and the FMP-FGTS with the CEF, which may not be set forth in Circular nº 287/2003 or in any internal regulations of the institution.

III.14. Need to hire an external auditor

Under the applicable capital market regulations, there is no need for an external auditor or public hearing to approve the Bookbuilding Procedure or even the Pricing.

Pursuant to article 22 of the PND Decree, privatization’s processes will be audited, as of the publication of the respective notice, by an independent external auditor, registered with the CVM.

The independent external auditor will be responsible for verifying and certifying the fairness and compliance with the rules established in the sale notice (or, in the case of the Offering, the Preliminary Prospectus Draft), providing the other services provided for in the respective contract and presenting, at the end of the process, a report that will be submitted to the CPPI.

BNDES, in the exercise of the Fund Manager function, must promote a competitive process to hire the auditor for each privatization process (article 24, item IV, of the PND Decree).

Furthermore, CPPI may, as the case may be, order the hiring of an auditor to monitor other phases of the privatization process, prior to the publication of the public notice.

Usually, in privatization processes, the activity of the independent external auditor is to certify the honesty, compliance with applicable legislation, equal treatment of interested parties and the transparency of procedures in the various stages of privatization – and not just after the publication of the public notice.

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The procedures commonly evaluated by the independent external auditor include opening and operating a data room; publication and conduction of public hearings, organization and conduction of roadshows, publication of privatization documents, auction stages and offer to employees.

Considering that Privatization will take place in the capital market and, as detailed in the Legal Report, it is convenient that the hiring of the independent external auditor takes place before the Offering so that it can monitor the entirety of Eletrobras’ capitalization process, in order to attest to the fairness from Privatization.

It is recommended that the scope of the work to be assigned to the independent external auditor includes, in addition to monitoring the Offering itself, the previous stage of monitoring Pricing. As detailed in the Legal Report, CVM Rule 400 allows discretion in allocating investment in public offerings, so that the participation of the independent external auditor in the Pricing stage, monitoring the meeting between coordinators and Eletrobras to present the investors and allocation of investments, and issuing a fairness opinion on the process, is an appropriate and recommendable scope for its work within the public offering for privatization.

III.15. Timeline and stages

In order to carry out the Offering under CVM Rule 400, the following indicative schedule must be considered:

Regarding the above schedule, it should be noted that:

(i) the hiring of the Offering Coordinators and other service providers, as well as the availability of the financial statements must occur until the first filing with the CVM;

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(ii) the structure of the Offering (Primary Offering, Secondary Offering, Hot Issue and Green Shoe) must be defined by the second filing with the CVM. However, if a Secondary Offering is considered, it must be provided for in the first filing, given that the CVM sees the Primary Offering and the Secondary Offering as separate offers for the purposes of charging a registration fee (that is, in this case, 2 fees must be collected), even if, in the second filing, it is defined to proceed only with the Primary Offering;

(iii) the conclusion of the Due Diligence must be substantially completed by the date of the second filing with the CVM, notwithstanding possible residual and supervening information to be obtained and completed by the Pricing date;

(iv) on each settlement date, Eletrobras’ legal advisors and the Offering Coordinators will issue a legal opinion attesting to the validity, effectiveness and enforceability of the documents executed within the scope of the Offering, in addition to a negative assurance letter (10B-5 Letter), which confirms, in general terms, based on the documents reviewed in the context of the Due Diligence and discussions held with the Offering Participants, that there is no incorrect information provided and/or omission of relevant information; and

(v) on the Pricing date and on each settlement date, the independent auditors will issue comfort letters (pricing comfort letters and bring-down comfort letters) on the accounting (and derived) financial information provided for in the Offering documents, in Brazil, in accordance with the parameters defined by IBRACON - Instituto dos Auditores Independentes do Brasil in Technical Communication No. 01/2015 ("Technical Communication") and in the Brazilian Accounting Standard CTA 23 ("CTA 23") and in the United States, according to the parameters defined by American Institute of Certified Public Accountants (AICPA) Clarified Auditing Standard AUC Section 920, ‘Letter for Underwriters and Certain Other Requesting Parties’.

III.16. Timeline – Interim Financial information of September 30, 2021

Considering that, as per the intended timetable for the Offering, Eletrobras will be required to present its interim financial information as of September 30, 2021, the Pricing date must be by February 10, 2022[44] . Below, we present a tentative schedule that we believe to be feasible for the realization of the Offering, considering the legal deadlines:

44 Deadline of 134 days from September 30, 2021, pursuant to paragraphs 46 and 47 of AS 6101. (https://pcaobus.org/oversight/standards/auditing-standards/details/AS6101). This deadline assures comfort by the auditors regarding the presented financial statements.

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Act	Date
First Filing with CVM	December 17, 2021
Receipt of CVM Requests Report	January 14, 2022
Second Filing with CVM (with answers to the requests)	January 21, 2022
Receipt of CVM Solvable Issues Report	February 04, 2022
Third Filing with CVM (with solutions to the issues)	February 07, 2022
Completion of final CVM review / Pricing	February 10, 2022
Approval of the Register of the Offer	February 11, 2022

If Eletrobras wishes to present the interim financial information as of September 30, 2021, in view of the proximity of the deadline for the filing of the Offering with the CVM and all necessary procedures, we recommend that the filing does not exceed the date suggested in the schedule above.

III.17. Timeline – Financial statements de December 31, 2021

Considering that Eletrobras eventually, within the scope of the Offering, intends to present its financial statements as of December 31, 2021, the Pricing of the Offering must take place until May 12, 2022[45]. Below, we present a tentative schedule that we believe to be viable for the realization of the Offering, considering the legal deadlines and the Pricing taking place on April 28, in view of the adoption of the blackout period as a market practice, as detailed in the Legal Report:

45 Deadline of 134 days from September 30, 2021, pursuant to paragraphs 46 and 47 of AS 6101. (https://pcaobus.org/oversight/standards/auditing-standards/details/AS6101). This deadline assures comfort by the auditors regarding the presented financial statements.

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Act	Date
First Filing with CVM	March 02, 2022
Receipt of CVM Requests Report	March 30, 2022[46]
Second Filing with CVM (with answers to the requests)	April 06, 2022[47]
Receipt of CVM Solvable Issues Report	April 22, 2022[48]
Third Filing with CVM (with solutions to the issues)	April 25, 2022[49]
Completion of final CVM review / Pricing	April 28, 2022[50]
Approval of the Register of the Offer	April 29, 2022

III.18. Additional considerations about the timelines presented

It is worth mentioning that, when preparing the above timelines, we assumed that, within the context of the Offering, there will be no recount of the deadlines by the CVM due to material changes in the structure of the Offering and/or in the capital structure/shareholding structure of Eletrobras. Therefore, it is important that the structure of the Restructuring is defined prior to the implementation of the Offering, despite the fact it may be concluded during the Offering, provided that all the information regarding the Restructuring contained in the Reference Form and in the Prospectuses are not modified, so that there will not be, from the legal perspective, any impact on the schedule of the Offering.

46 Considering the 20-business-days deadline for the analysis by CVM.

47 Considering the 7-days-deadline to fulfil the requests, which may be reduced or increased depending on the complexity of the requests and/or the strategy to be defined as of hiring the Offer coordinators.

48 Considering the 10-business-days deadline for the analysis by CVM.

49 Considering the 3-days to solve the issues, which may be reduced or increased depending on the complexity of the issues and/or the strategy to be defined as of hiring the Offer coordinators.

50 Considering the 3-business-days deadline for the analysis by CVM.

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In this sense, it is important that, in the first filing of the Offering with the CVM, the complete set of financial statements to be presented has been defined and, for this purpose, depending on the significance test provided for in Regulation SX edited by SEC to be carried out by Eletrobras, even though there is no legal obligation provided for in the Brazilian law, it may be necessary to present pro forma financial statements of Eletrobras, explaining the effects of the transfer of control of Eletronuclear and the interest in Itaipu as if they had occurred on September 30, 2021 (or December 31, 2021, in case the Offering uses financial information of the 4th quarter of 2021), also including any other acquisition, divestment and/or spin-off of assets (in addition to Eletronuclear and Itaipu) that may occur before the Offering or that will probably occur immediately after the Offering and whose accounting effects are not fully reflected in the financial statements of September 30, 2021 (or December 31, 2021, in case the Offering uses financial information of the 4th quarter of 2021).

Also, in Brazil there are periods in which public offerings of securities cannot be conducted (black out period), as provided for in article 14, paragraph 4 of CVM Rule 400/03. This rule was temporarily removed by CVM Deliberation 809/19, but the blackout period is still adopted as a market practice, that is, it is not common for Pricing to occur over the 16 days which precede the disclosure of new financial information of a company.

Additionally, in view of the placement efforts abroad, Eletrobras must carry out the significance test provided for in Regulation S-X issued by the SEC.

Article 11 of Regulation S-X requires unaudited pro forma financial information if the transfer of a significant part of a company, whether by sale, abandonment or distribution to shareholders, has occurred or is likely to occur and is not fully reflected in the history of financial statements.

The transfer of companies to be removed from the Eletrobras group, considered the transferred assets, will be considered material if it meets any of the following three conditions of a significant subsidiary, as defined by Regulation S-X Rule 1-02(w) (calculated using amounts determined based on International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

•	Investment test. This test is considered fulfilled when the Eletrobras group’s investments, and advances of Transferred Assets, exceed 20% of the aggregate worldwide market value (calculated by multiplying the aggregate number of voting and non-voting shares issued by the company, by the price by which these shares were last traded, or the average trade and demand prices of such shares on their main market), of Eletrobras’ voting and non-voting share capital. The “investment” in the Transferred Assets is the fair value of the consideration, including the contingent consideration for the divested subsidiary, when compared to the aggregate worldwide market value of Eletrobras’ voting and non-voting share capital. As mentioned in this Report, the value attributed to Eletrobras for its interest in Eletronuclear is approximately R$3.5 billion and the fair value of Eletrobras’ interest in Itaipu to be transferred to ENBPar in January 2022 is approximately R$1.39 billion, considering the PTAX at the Conversion Base Date. For comparison purposes, Eletrobras’ aggregate worldwide market value was approximately R$61.9 billion, considering the closing price on October 8, 2021. From the information above, it can be seen that the “investment” in the Transferred Assets represents less than 8% when com-pared to the aggregate worldwide market value of Eletrobras’ voting and non-voting capital stock. In this sense, from the point of view of this test, there is no need to prepare unaudited pro forma financial information for the purposes of the Offering.

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•	Asset test. This test is deemed to have been met when the Eletrobras group’s proportionate share of the consolidated total assets of Eletrobras’ Disposed Assets (after intercompany eliminations) exceeds 20% of the consolidated Eletrobras group’s total assets in the last fiscal year. Considering Eletrobras’ December 2020 financial statements, the consolidated total assets of the Eletrobras group were R$178,966,449 thousand, while the share of the Eletrobras group in Eletronuclear’s total consolidated assets was, on the same date, R$11,337,188 thousand and the total assets accounts of the Eletrobras’ group that refer to balances of Itaipu totaled, on the same date, R$2,717,915 thousand. Added together, the balances of total assets arising from the Transferred Assets represent around 8% of the consolidated total assets of the Eletrobras’ group. Again, from the point of view of this parameter, the criteria that would lead to the obligation to prepare unaudited pro forma financial statements in the context of the Offering is not met.
•	Revenue test. This test is considered to have been met when: (i) The absolute value of the Eletrobras’ group’s shareholders’ equity in the consolidated income or losses of the Transferred Assets, resulting from continuing operations before income tax (after intercompany eliminations) attributable to the controlling interests, exceeds 20% of the absolute amount of such consolidated income or loss of the Eletrobras’ group for the last fiscal year; and (ii) the Eletrobras’ group’s proportionate share of the total consolidated revenue of the subsidiary tested in continuing operations (after intercompany eliminations) exceeds 20% of the total revenue of the company and its consolidated subsidiaries in the last fiscal year. Taking into account the financial information for the fiscal year 2020 made available by Eletrobras, the absolute value of Eletrobras’ Operating Revenue before Taxes (after intercompany eliminations) was R$6,952,646 thousand, while Eletronuclear’s Operating Revenue before Taxes, in the same period, was R$295,092 thousand, which represents approximately 4% of the consolidated income before taxes of the Eletrobras’ group. In terms of total consolidated revenue, Eletrobras’ Consolidated Net Revenue from Continuing Operations in 2020 was R$29,080,513 thousand, while Eletronuclear’s Net Revenue represented, in the same year, R$3,035,846 thousand, and Itaipu’s revenue for Eletrobras, which, as already explained in this Report, is represented by the yield of 12% per year on Eletrobras’ interest in Itaipu’s paid-in capital, was, in 2020, US$24,991 thousand, according to Itaipu’s financial statements (which, converted by PTAX as of December 31, 2020 from 5.1967, represents R$129,871 thousand). Altogether, revenues from Transferred Assets represent less than 11% of Eletrobras’ Consolidated Net Revenue from Continuing Operations. As in the previous cases, the characterization of the requirements that would require the presentation of unaudited pro forma financial statements for the Offering is also not identified here.
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As for Eletronuclear, in a preliminary analysis, Itaipu’s corporate restructuring would not meet the requirements established by Regulation S-X to characterize a relevant corporate restructuring that implies the need to present pro forma statements, even when the two restructurings are considered together.

In any case, if the Restructuring reaches the relevant milestones provided for in the rule explained above, when using more up-to-date data from the companies, a pro forma financial statement will be required, on the date of the first filing with the CVM, so that efforts are made to placement in the USA.

That said, however, and as can be seen from the values presented, considering the period of data collection, the Transferred Assets do not reach the relevant milestones in any of the tests (investments, assets and revenue).

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In the context of the Offering, Eletrobras, in conjunction with the company’s audit team, must continue to monitor the impact of these provisions. As long as all tests are collectively below the 20% threshold, there is no requirement to perform a pro forma financial statement from a Regulation S-X perspective. However, even if the company is released from the regulation, the Offering Coordinators may recommend the preparation of a pro forma financial statement, on the grounds of possible benefit from the marketing and distribution perspective of the Offering. Finally, it is worth noting that, to the extent that the assessment of the requirements of Regulation S-X must be approved both by the company’s auditors and by the banks that will act as coordinators of the Offering, it is possible that they choose to prepare such statements, even if such requirements are not fully characterized, as a precautionary measure or to further safeguard the Offering.

III.19. Possible Need of Notice of the Privatization to CADE

As detailed in the Legal Assessment Report, the acquisition of equity interest in Eletrobras may fulfill certain requirements and be of mandatory notification to the Administrative Council for Economic Defense (“CADE”).

Even though it is an obligation that may be applicable at a later time to the Privatization, we deal below with the procedures related to the notification to CADE set forth above, if it is in fact applicable to the case in question.

Furthermore, as already mentioned, the acquisition of equity interest through a public offer does not depend on CADE’s prior approval for its consummation, subject to the limitation also described above regarding the exercise of political rights.

III.19.1. Moment of the notice to CADE

The Competition Defense Law does not establish a deadline for notification of the transaction to be made to CADE. However, as a general rule, as provided for in article 88, paragraph 3 of the same legal instrument, transactions that meet the criteria for mandatory notification to CADE cannot be consummated before being analyzed by CADE, under penalty of nullity of the acts performed and application of pecuniary fine between R$60,000.00 and R$60,000,000.00, without prejudice to the opening of any administrative proceeding to impose administrative sanctions for violations of the economic order.

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Exception applies to situations involving a public offering of shares. In such cases, the transaction may be consummated from the moment it is exercised, being, in principle, prohibited any exercise of political rights related to the stake acquired until the final decision of approval by CADE, as provided for in article 89, sole paragraph of the Law of Competition Defense c/c article 108 caput and CADE’s Internal Regulations. In the event of non-compliance, the penalties established in article 88, paragraph 3 of the Antitrust Law apply.

III.19.2. Procedure for the Analysis of Transactions by CADE

CADE Resolution No. 2/2012 establishes two procedures for analyzing transactions by CADE: (i) Ordinary Procedure; and (ii) Summary Procedure.

CADE has a regular period of 240 days to analyze transactions submitted to its evaluation by the Ordinary Procedure, counting from the date of filing or its amendment, as provided for in article 88, paragraph 2 of the Antitrust Law. This period may be extended for a maximum of 90 days, upon a justified decision of the Administrative Court for Economic Defense (“CADE Court”), as provided for in article 88, paragraph 9, item II of the Antitrust Law.

The Summary Procedure, on the other hand, must be analyzed within a maximum period of 30 days from the date of the filing or its amendment, as provided for in CADE Resolution No. 16/2016.

Article 5 of CADE Resolution No. 2/2012 established that the Summary Procedure must be applied to economic operations that have lesser potential to harm competition. However, it should be noted that the decision to classify the request for approval of a concentration act in Summary Procedure is at the discretion of CADE’s General Superintendence and is based on criteria of convenience and opportunity.

In any case, article 8 of CADE Resolution No. 2/2012 exemplified some objective hypotheses for classifying economic operations in the Summary Procedure, which include:

(i)	absence of horizontal overlaps or vertical integrations resulting from the operation;
(ii)	operations that create horizontal overlaps and entail control of a portion of the relevant market that is demonstrably lower than 20%;
(iii)	operations that create vertical integrations in which the parties do not hold a stake equal to or greater than 30% in any of the vertically related markets; and

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(iv)       other hypotheses that imply the complete absence of competition concerns.

The Ordinary Procedure must be applied in a subsidiary manner, that is, in all cases that do not fall under the Summary Procedure.

III.19.3. Responsibilities of notifying and payment of the process fee

Also under the terms of CADE’s Internal Regulations, in case of acquisition of equity interest, the notification must be presented, whenever possible, jointly by the acquirer and the target company (in this case, by the investor, together with Eletrobras).

In this regard, it should be noted that article 23 of the Antitrust Law established the payment of a process fee in the amount of R$85,000.00. In addition, article 24 of the same legal instrument established that the responsibility for paying the aforementioned fee is joint and several between the parties involved in the transaction (in this case, the investor and Eletrobras).

III.20. Critical points of the public offer

III.20.1. Approval of the Minimum Price by CPPI

The CND (succeeded by CPPI) is empowered to approve the “conditions applicable to privatization” (article 6, item II, item “c”, of the PND Law). As we have already explored in the Legal Assessment Report, CPPI must specifically approve the “minimum price” – that is, in the case of the Privatization, the minimum amount of the price per share within the scope of the Offering (as defined above, the “Minimum Offering Price”)[51].

In order to avoid anchoring of the Offering pricing procedure, it is recommended that CPPI approves the Minimum Offering Price after the completion of the Bookbuilding Procedure (Pricing) and prior to the formal approval of the price per share by the Board of Directors of Eletrobras (and these events occur on the same day).

51 “Decree of the PND. Article 10. It is attributed to CND: [...] II – to approve, except when dealing with financial institutions: [...] c) the conditions applicable to privatizations, especially with regard to the Minimum Price, subject to sale, payment method and participation criteria, including setting applicable limits;”

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Compliance by Eletrobras’ board of directors with the Minimum Offering Price approved by CPPI will be a condition for the completion of the Offering[52].

The step by step envisioned for the governance of the approval of the Minimum Offering Price by CPPI is as follows:

(i)	Issuance of resolution by CPPI approving the conditions applicable to the Privatization. This resolution will indicate that the Minimum Offering Price will be fixed by CPPI on the Pricing date and will not be lower than the average of the independent economic-financial assessments contracted by BNDES;
(ii)	Submission to TCU of the studies containing the independent economic-financial assessments contracted by BNDES, observing the rite, deadline and confidentiality provided for in item III.2.11 of this Report;
(iii)	On the date of conclusion of the Pricing, CPPI will approve the Minimum Price, which cannot be lower than the average of the independent economic-financial assessments contracted by BNDES;
(iv)	On the same date of the conclusion of the Pricing, CPPI will become aware, through communication from Eletrobras, of the result of the Bookbuilding Procedure and the Share Price, and will decide on the exercise of the option to increase the number of shares offered, through the issuance or sale of the Additional Shares and, if agreed, ratify the Share Price (defined in accordance with items III.9, “a” and “c”, of this Report); and
(v)	Also on the same date, CPPI will inform Eletrobras of the Minimum Price of the Offering approved and the ratified Share Price, and Eletrobras’ board of directors will meet to ratify the Share Price (in accordance with the provisions of article 170, paragraph 2, of the Corporations Law).

Pursuant to article 5, paragraphs 4 and 5, of the PND Law, and article 12 of the PND Decree, the president of CPPI has the prerogative to resolve ad referendum of the collegiate in cases of urgency and relevant interest, in which case he/she must submit the decision to the collegiate body at the first meeting that follows that decision.

52 Strictly speaking, it is possible to make a smaller Offering. However, this would require a change in the documentation of the Offering, with the opening of a period for a new analysis by CVM and, if a retail procedure has already been opened, it will be required to open a period of 5 business days from the modification date so that they can request retraction, according to ICVM 400. The modification must be evaluated in light of the timeline envisioned for the Offering.

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PPI Law, in its article 7-A, and PPI Decree, in its article 4, include the need for the participation of the minister of the corresponding sectorial industry, together with the president, in the ad referendum resolutions of the CPPI.

Considering that the PND Law is a specific law for privatization purposes, it is understood that CND’s powers assumed by CPPI must be exercised in accordance with the provisions of PND’s specific legislation.[53]

In view of the timeline and schedule of the Offering and the governance of approval of the Minimum Price of the Offering, the approval by CPPI must take place after Pricing, on the same day, which justifies the urgency and relevance for an ad referendum decision. In this sense, the Minister of Economy, as President of CPPI (according to article 3, item I, of PPI Decree), may carry out the resolution ad referendum.

On the confidentiality of the studies containing the independent economic-financial assessments contracted by BNDES, see the subsequent topic of this Report.

For this reason, it was recommended to include, in the CPPI resolution, a provision with the following wording:

“Art. 12. The minimum share sale price in the Global Public Offering will be fixed by this Council on the Pricing date and will not be lower than the average of the values determined by independent economic-financial assessments contracted by BNDES.

§ 1 After the preliminary prospectus of the Global Public Offering is made available, different institutional investors will be accessed and, prior to the date of the result of the pricing of the Global Public Offering (“Pricing”), a procedure for collecting investment intentions will be carried out organized by the Coordinators (“Bookbuilding”), so that the demand for the Global Public Offering and the final value per offered share is determined.

53 See, in this sense, the Law of Introduction to the Rules of Brazilian Law (Decree-Law No. 4.657/1942):

“Article 2. Not intended for temporary validity, the law will be in force until another modifies or revokes it. § 1st The later law revokes the earlier one when it expressly declares it, when it is incompatible with it, or when it entirely regulates the matter dealt with by the earlier law. § 2 The new law, which establishes general or special provisions on par with existing ones, does not revoke or modify the previous law.”

Considering that the PPI Law established a general provision about resolution ad referendum, without specifying whether it is applicable or not to privatizations and without expressly revoking the provisions of the PND legislation, it is understood that the latter prevail in matters of privatization.

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§ 2 At the end of the Bookbuilding, the Coordinators will make a proposal to ELETROBRAS, to this Council and to the other selling shareholders, if any, of the final value per share, the parameters of which shall be the market price of the share and the indications of interest due to the quality and quantity of demand (by volume and price) for the shares, collected from investors, so as not to cause an unjustified dilution of ELETROBRAS shareholders (“Price per Share”).

§ 3 The President of this Council will perform, by means of resolution ad referendum of this Council, the following acts:

I – approval of the minimum price;

II - resolution on the exercise of the option to increase the number of shares offered, through the issuance or sale of Additional Shares, in accordance with item II of art. 7 of this Resolution; and

III - approval of the Price per Share, resulting from the Bookbuilding.

§ 4 If the resulting Price per Share is lower than the minimum price, the Global Public Offering will be canceled.”.

III.20.2. Need of confidentiality of the Minimum Price

Setting the Minimum Price of the Offering prior to Pricing would bring the risk that investors limit their investment orders to the Minimum Price (i.e., anchoring). In other words: there would be a risk that the price per share to be defined in Pricing would correspond to the Minimum Price, since CPPI resolution would be public and investors would already be aware that, even if they limited the price per share of the Offering at the Minimum Price, the Offering would be completed, supported by the CPPI approval.

In this sense, as explained in items III.20.1 and III.26, approval of the Minimum Price of the Offering by CPPI must take place on the date of conclusion of Pricing, when it will also ratify the Share Price resulting from Pricing and transmit the information to Eletrobras, so that its board of directors can resolve on the Share Price.

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Although there is no resolution on the Minimum Price of the Offering by CPPI before Pricing, it is important that the studies contracted by BNDES that contain the independent economic-financial evaluations, as well as the report of assumptions that subsidize them, are kept confidential, since subsidize the calculation of the Minimum Price, which must not be known by the general public until the end of Pricing.

And there is basis for this in the PND legislation: article 28, paragraph 1, of PND Decree establishes that, excluding information concerning matters related to industry or trade secrets, the CND (CPPI) will ensure, to any interested party, access to the economic and net equity valuation studies after the publication of the respective public notice of the shares or assets and the appreciation of the referred studies by the Council. In the present case, as explained above, the Offering will not have a bidding notice, but a Preliminary Prospectus, which will contain information related to the Offering, and a Definitive Prospectus, which will contain the Minimum Price, after the Bookbuilding Procedure .

Thus, considering that the purpose of article 28 of PND Decree is to protect information related to Privatization from public access, ensuring the equality of those interested in participating in the Offering, the economic and net equity valuation studies must be accessible to the general public only after the disclosure of the Definitive Prospectus, as this is the document that effectively contains the Share Price in the context of the Offering, after the Pricing has been concluded. In this way, the effect of anchoring reserve requests from investors is avoided, which could, consequently, lead to a reduction in the amount to be captured by the Federal Government and by Eletrobras within the scope of the Offering.

It is therefore recommended that the CPPI Resolution determines, based on article 28, paragraph 1, of PND Decree, that economic-financial valuation reports be kept confidential, at least until the Pricing conclusion date and the report of assumptions to be adopted in the economic-financial valuation models, as these documents support the calculation of the Minimum Price of the Offering and its disclosure to the public is capable of resulting in anchoring.

The protection of the public interest within Privatization assumes the adoption of measures that create the greatest possible value for Eletrobras, extracting from the market the best result for the Offering. Protecting the confidentiality of economic and net equity valuation documents is an essential measure to ensure that this interest is met.

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The economic and equity valuation studies contain the elements that support the calculation of the Minimum Price of the Offering, so that, if they are disclosed before the Definitive Prospectus, they may negatively influence the Share Price resulting from the Bookbuilding Procedure. That is to say, if investors have information that allows them to know the minimum price that will be ratified by CPPI before the share reservation period and collection of intentions, it is natural that the pricing converges to such a minimum value, as investors will know that there will be Offering if the Share Price respects such minimum threshold (i.e., Minimum Price anchors the Share Price).

Therefore, in compliance with article 28, paragraph 1, of PND Decree, in what concerns the limitation of access to economic and net equity valuation studies until the period after the disclosure of the Definitive Prospectus, it is essential for the Offering.

For this reason, it was recommended to include, in the CPPI resolution, a provision with the following wording:

“Art. 12. The minimum share sale price in the Global Public Offering will be fixed by this Council on the Pricing date and will not be lower than the average of the values determined by independent economic-financial assessments contracted by BNDES.

(...)

§5º The economic and financial appraisal reports of ELETROBRAS and the assumptions will not be released prior to the Pricing date, pursuant to art. 28, § 1, of Decree No. 2,594, of May 15, 1998, except for the previous disclosure with oversight and control bodies”.

Unlike the documents and information related to the Minimum Price, whose confidentiality until the disclosure of the Definitive Prospectus derives from article 28, paragraph 1st, of PND Decree, the legal and accounting due diligence reports are not covered by such provision, as they are not are classified as studies of economic and net equity valuation.

Notwithstanding, even though Law No. 12,527, of November 18, 2011 (“Access to Information Law”) applies, which provides for the procedures to be observed by the Federal Government, States, Federal District and Municipalities, in order to guarantee access to information, this legal diploma establishes that its provisions do not exclude other legal hypotheses of secrecy (article 22). In detailing the provision, Decree No. 7,724, of May 16, 2012, which regulates the Access to Information Law, specifically establishes that its provisions on access to information do not apply to the cases of secrecy provided for in legislation, such as operations and services in the capital market (article 6, item I).

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In the case of legal due diligence and accounting reports, there are grounds for capital market legislation that justify being kept confidential for a period, provided they are disclosed up to the date of launch of the Offering. Such reports, prepared by independent third parties, may contain information that is sensitive to Eletrobras as a publicly traded company, and may, for example, give rise to discrepancies in relation to consolidated information in financial statements and affect the market’s perception of the company, if they become disclosed before Eletrobras has had the opportunity to evaluate them.

In this sense, there are capital market assumptions so that the Federal Government, the controlling shareholder of Eletrobras, which will have access to the legal and accounting due diligence reports in the context of the structuring of the Privatization, keep them confidential for the period necessary to evaluate them along with Eletrobras. One of them is article 48, item I, of CVM Rule 400, which establishes a duty to the issuer, the offeror, the intermediary institutions (the latter since its engagement), involved in a public distribution offer, decided or planned, and to the persons that they are working with or advising them in any way, without prejudice to the issuer’s disclosure of periodic and occasional information required by CVM, to limit the disclosure of information related to the offer to what is necessary for the purposes of the offer, warning the addressees about the reserved nature of the information transmitted, until the public offer is disclosed to the market.

Another reason comes from Resolution No. 44, of August 23, 2021, of CVM (“Resolution No. 44/2021”), according to which it is considered “relevant” any decision of the controlling shareholder, resolution of the general meeting or of the governing bodies of the publicly-held company, or any other act or fact of a political-administrative, technical, business or economic-financial nature that has occurred or is related to its business that may significantly influence: (i) the quotation of securities issued by the publicly-held company or referenced to them; (ii) investors’ decision to buy, sell or hold those securities; or (iii) in the decision of investors to exercise any rights inherent to the condition of holder of securities issued by the company or related to them. In this case, the legal and accounting due diligence reports are considered relevant, as they have the power to affect investors’ decisions, as well as the price of securities (Article 2).

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As a rule, relevant facts and acts must be disclosed. It is incumbent upon the Investor Relations Officer to send to CVM, through the electronic system available on CVM’s website on the world wide web, and, if applicable, to the managing entities of the markets in which the securities issued by the company are admitted to trading, any material act or fact occurred or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading (Article 3 of Resolution No. 44/2021).

Exception is made by article 6, caput, of Resolution No. 44/2021, in the sense that material acts or facts may, exceptionally, fail to be disclosed if the controlling shareholders or managers understand that their disclosure will jeopardize the legitimate interest of the company. Considering that the legal due diligence and accounting reports may raise controversies in relation to information consolidated in financial statements and affect the market’s perception of the company, its disclosure, before Eletrobras has had the opportunity to evaluate the information and notes contained therein, can “jeopardize the legitimate interest of the company”, and there is, therefore, reason for the Federal Government to keep them confidential. Notwithstanding, the controlling shareholders and managers are obliged, under the terms of article 6, sole paragraph, to, directly or through Eletrobras’ investor relations officer, immediately disclose the material act or fact, in the event that the information escapes control or if there is an unusual fluctuation in the quotation, price or traded quantity of securities issued by the publicly-held company or referenced thereto.

Thus, given that the content of the legal due diligence and accounting reports may be considered relevant, Eletrobras must evaluate the information and notes contained therein before the launch date of the Offering, so that publicity is given, before the Offering, to documents or contents that are effectively characterized as a material fact.

For this reason, it was recommended to include, in the CPPI resolution, a provision with the following wording:

“Art. 12. The minimum share sale price in the Global Public Offering will be fixed by this Council on the date of Pricing and will not be lower than the average of the values determined by independent economic-financial assessments contracted by BNDES.

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(...)

§6º Other studies issued or procured by BNDES, the existence and content of which might be deemed as Material Facts pursuant to Res. 44/2021 CVM shall be disclosed to Eletrobras DRI and shall be disclosed to the general public subject to the agreement of Eletrobras’ management, and shall be necessarily disclosed by the launch of the offering”.

The recommendation of confidentiality is also valid within the scope of TCU, observing the content of Resolution 294/2018, according to item III.2.12 of this Report.

III.20.3. Allocation of investment among potential investors

It is important to clarify that, in a retail offering, there is no distinction between investors, with the shares usually allocated among investors by the banks coordinating the offering in proportion to the reserve requests (pro rata).

As discussed in the Legal Assessment Report, the discretion to allocate investment in offerings is permitted by regulation of CVM itself (CVM Rule 400), but it is limited to institutional investors and must observe fair and equitable treatment for investors, within the context of the Bookbuilding Procedure.

In the allocation of common shares to be distributed in the Offering, fair criteria must be followed, to be defined by the coordinating banks in the Offering, with a view to making the procedure more objective, as well as ensuring that the coordinating banks formalize interactions with investors (via e-mail, for example), so that they can be presented to the control bodies, avoiding the propagation of questions.

III.20.4. Eletrobras’ credit rating downgrade

If there is a new assessment of Eletrobras’ credit rating, with an effective downgrade of the rating, such a downgrade in itself does not affect the registration of the Offering in Brazil or in the USA.

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Regarding the change of control that will take place through the Offering, a legal due diligence was carried out to verify restrictive clauses and requests for waivers or authorizations to carry out the Offering without early maturity and/or cross maturity (cross default and/or cross acceleration) of current financial contracts, within the scope of Service B contracted by BNDES – see further information in item III.1.5 of this Report.

III.21. History of commissions charged in public offerings

In order to analyze the commissions paid to the coordinating banks in public offerings of securities, it was selected operations with similar characteristics since 2004 and with values of securities offerings in excess of R$5 billion that had available information.

Looking at the sample in the graphic above, it is possible to notice that the total commission for the coordinating banks is paid as a percentage of the total offer and mainly considers:

i. Coordinating Commission;

ii. Firm Guarantee Commission;

iii. Placement Committee; and

iv. Incentive Commission.

Based on these 4 main commissions, it is possible to observe a median of 1.29% of commission paid to the coordinating banks on the total volume of all public offerings of securities observed. The variability of the commission rate arises from the specific characteristics of each offer, and in more complex operations it is common to offer higher values for the firm guarantee commission and the incentive commission.

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III.22. History of total expenses in public offerings

In order to analyze the expenses paid to advisors for public securities offerings, it was selected operations with similar characteristics since 2004 and with securities offering values in excess of R$5 billion that had available information.

Observing the sample in the graphic above, it is possible to notice that the total expenses destined to the advisors of the securities offerings consider:

i. Expenses paid to Lawyers;

ii. Expenses paid to Auditors; and

iii. Expenses paid in Advertising the Offering.

Based on these 3 main commissions, it is possible to observe a median of R$8,587 thousand paid to consultants involved in the analyzed offers. It is important to note that the reference adopted was precisely the median (and not the average, for example), to avoid the impact of operations that were outliers, such as the 2019 operation by Petrobras.

III.23. History of discount in the share price between the previous day and the date of the offering

An analysis was carried out of the behavior observed between the closing price of the companies’ shares on the day before the new share offering (follow on) and the effective price of the follow on with the following criteria:

•	Follow ons made from the second half of 2020; and
•	Follow ons with amounts greater than R$1 billion.

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The graphic above shows the value of the discount presented by each company considered, with higher numbers representing a greater discount between the trading session of the day before the follow on and the price obtained in the follow on (and therefore a lower share price in relation to its performance prior to the offer in question).

III.24. Historic variation of trading price of shares between the launch of the offer and the date of the offer

In addition to analyzing the behavior observed between the closing price of the companies’ shares on the day before the follow on and the launch price of the follow on, an analysis of the behavior observed between the price of the closing date of the companies’ shares on the day of the announcement of the follow on and the launch price of the follow on with the following criteria:

•       Offerings performed after the second half of 2020; and

•       Offers with amounts exceeding R$1 billion.

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Based on the aforementioned sample of follow-ons in the Brazilian market, we may note that the average discount between the price of the shares of the companies by the closing of the day of announcement of the follow-on and the actual offering price of the follow-on at B3 was 4.0%.

The follow-on of DASA – Diagnósticos da América S.A., in April 2021, of R$3.78 billion would be comprised in that selected sample based on the selection criteria regarding the date (last 18 months) and volume. However, the company was listed before the offer at the basic level of B3, the listing level that does not require selected corporate governance rules, and presented the very low liquidity, so that its share screen price had no close relationship with its intrinsic fair value.

When the follow-on was announced, on March 23, 2021, by means of the material notice (fato relevante), the share price was R$154.00, while the follow-on, which was priced on April 07, 2021, was R$58.00 per share, the discount of 62%. Therefore, for purposes of this analysis, we removed DASA from the comparison sample.

III.25. History of allocation of offerings to retail

As already mentioned, in recent years there has been a very significant increase in the number of individuals accessing the capital market as an alternative for allocating their investments. According to information taken and compiled from B3’s Daily Market Bulletins, the number of individuals registered with B3 has increased more than 5 times in the last 5 years.

In the same period, it was observed that the average allocation of retail in public offerings under CVM Rule 400 also recorded a significant increase, reaching an average allocation of 14.2% of the volume of public offerings in 2021.

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Therefore, as already discussed throughout this Report, it is highly recommended that the offer be very well positioned and aimed at retail, encouraging individual investors to increasingly allocate their investments and in the capital market, fostering the business environment and the main Brazilian companies.

It is also recommended that, in order to encourage investments by a greater number of individuals, the minimum order for allocation to retail should be R$1,000.00 and the maximum amount of R$1,000,000.00. Retail investors who adhere to the Offering will not be subject to the apportionment criteria up to the amount of R$5,000.00, including retail investors who adhere to the offer via FMP. In other words: the individual investor will be guaranteed that his order will be fully allocated (without apportionment), up to the limit of R$5,000.00, although the amount of the reserve request of each retail investor that exceeds the amount is subject to the apportionment conditions deemed relevant at the time of allocation of the Offering.

Retail investors joining the Priority Offering (Eletrobras employees and retirees) are recommended to set a priority allocation equivalent to 10% of the Offering.

For this reason, it was recommended to include, in the CPPI resolution, a provision with the following wording:

“Art. 6 In the hypothesis described in § 1 of art. 3, the sale of common shares within the Secondary Offering will be carried out in an amount that, considering the number of shares in the Primary Offering, reduces the Federal Government's interest, directly and indirectly, to 45% (forty-five) percent in ELETROBRAS' voting capital stock..

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(...)

Art. 9. The allocation of common shares effectively distributed in the Global Public Offering shall comply, in addition to an equitable criterion to be defined by the Coordinators, to the following:

(...)

III - each Individual Retail Investor will be guaranteed a minimum allocation of BRL 5,000.00 (five thousand reais) (“Minimum Retail Allocation”) before any possible apportionment is made, subject to compliance with items I and II;”

(...)

§ 6 Retail Investors are subject to the following limits:

I - the minimum amount applicable to Retail Investors - Individuals is R$ 1,000.00 (one thousand reais) per investor, provided financial institutions are allowed to accept smaller amounts;

II - the maximum amount to be invested by Retail Investors - Individuals for the purchase of common shares is R$ 1,000,000.00 (one million reais) per investor;

III - the minimum amount for the acquisition of quotas of FMPs-ELET and/or Transitional FMPs-ELET is R$ 200.00 (two hundred reais) per investor, which may accept lower amounts; and

IV - the maximum amount allowed for the acquisition of FMPs-ELET quotas is the equivalent of 50% (fifty percent) of the then-current balance available in each FGTS dedicated account, on the date the option is exercised, as authorized by art. 20, XII, of Law No. 8,036, dated May 11, 1990, deducting, in accordance with applicable legislation and regulations, the amounts previously applied in FMPs that have not returned to the FGTS dedicated account.

§ 7 The provisions of item IV of § 6 do not apply to the acquisition of quotas of Transitional FMPs-ELET.

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§ 8 The Institutional Offering will be aimed at the demand of individuals above the limits established in item II of § 6, of legal entities and other entities that may participate in the Brazilian Offering (“Institutional Investors”)”.

III.26. Governance of Minimum Price approval by CPPI after Pricing

Unlike the usual privatization scenario, in which the minimum price for the sale of shares of the company to be privatized, approved by CPPI, corresponds to the minimum price of the auction, formalized in the respective public notice, in case of Eletrobras, the Privatization will occur through the Offering.

In general terms, Eletrobras will hire one or more investment banks to act as coordinators of the Offering, and such bank(s) may contract other consortium institutions to intermediate the Offering.

For this reason, it was recommended to include, in the CPPI resolution, a provision with the following wording:

“Art. 6 In the hypothesis described in § 1 of art. 3, the sale of common shares within the Secondary Offering will be carried out in an amount that, considering the number of shares in the Primary Offering, reduces the Federal Government's interest, directly and indirectly, to 45% (forty-five) percent in ELETROBRAS' voting capital stock.

§ 1 In order to carry out the Secondary Offering, the Federal Government shall adhere to the Global Public Offering Coordinators (“Coordinators”) contract executed by ELETROBRAS.

(...)

§3 The commission due to Coordinators and expenses related to the Global Public Offering, if any, shall be divided among Eletrobras and the shareholders taking part of the Secondary Offering, including the Federal Government, if applicable, in the proportion of the shares issued and transferred, respectively”.

The choice of the criteria for fixing the share price is justified, pursuant to article 170, paragraph 1, item III, of the Corporation Law (as the market price of the shares to be distributed will be measured) using the following parameters:

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(i)	the valuation of common shares issued by Eletrobras on B3 (“Screen Price”); and
(ii)	indications of interest based on the quality and quantity of the demand (by volume and price) for the shares, collected from investors, within the scope of the Bookbuilding Procedure, not promoting, therefore, unjustified dilution of Eletrobras’ shareholders.

The share price on the Pricing date will not be indicative of the price that will prevail in the market after the completion of the Offering, and may be changed upwards or downwards after the completion of the Bookbuilding Procedure.

It is worth mentioning that the Bookbuilding Procedure follows economic criteria for price formation, typically practiced by coordinating banks, which seek to combine price formation with legitimate objectives for the promotion of the capital market[54], such as the composition of a portfolio of quality investors and paper liquidity[55].

As seen earlier, in the exercise of inspection of privatization, TCU requires the presentation of a “proposal and act to set the minimum selling price, accompanied by the respective justifications” (Article 4, item XIII, of IN 81/2018). The managing body of the Privatization process must forward the information and documents necessary for the inspection of TCU at least 90 days before the date set for publication of the bidding notice (or, in the case of the Offering, the Draft of the Preliminary Prospectus).

54 Please note that, according to article 1st, item IV, of PND Law, one of the fundamental purposes of the PND is “to contribute to the strengthening of the capital market, through the increase of the offer of securities and the democratization of capital ownership of the companies that integrate the program” – such purpose whose pursuit is linked to the compliance with the rules and procedures typically practiced in the capital market.

55 It is worth mentioning the TCU's position in the analysis of Petrobras' divestment process involving BR Distribuidora, in relation to the formation of the price of the public offer. In summary, a typical bookbuilding procedure was performed and TCU did not identify risks that recommended additional shares of control (positioning of the technical area, not contested in the vote):

“294. It appears that the references adopted were the valuation of the common shares on the Stock Exchange and the procedure for collecting interest with institutional investors: The share price was fixed after the completion of the procedure for collecting investment intentions carried out with Institutional Investors (as defined below) by the Coordinators of the Offer, in Brazil, according to the Distribution Agreement, and by the International Placement Agents, abroad, in accordance with article 23, paragraph 1st, and article 44 of the CVM Rule 400 (“Bookbuilding Proceeding”). The choice of criteria for determining the share price is justified by the fact that the shares will be distributed by means of public offer, in which the market value of the shares was measured having as parameter (i) the valuation of the common shares issued by the Company on B3; and (ii) the result of the Bookbuilding Proceeding, based on the indications of interest according to the quality and amount of demand (by volume and price) collected from Institutional Investors during the Bookbuilding Proceeding. The Non-Institutional Investors (as defined below) that adhered to the Retail Offer (as defined below) did not participate in the Bookbuilding Proceeding, and therefore did not participate in setting the Share Price. [...] 302. Thus, regarding the analyzed and now reported aspects of the divestment process called Project Monteiro, no risks were identified that recommend, for the time being, additional acts of control.” Final Decision (Acórdão) 1177/2020-Plenário, Reporting Minister Walton Alencar Rodrigues, Session of May 13, 2020.

Classificação: Confidencial
231

Since Eletrobras’ shares are already traded on B3, to define the price per share on the Pricing date, one of the parameters used will be the quotation of the ONs issued by Eletrobras on B3 on the immediately preceding business day, as well as on the last trading sessions.

In the capital markets, it is usual that when a publicly traded company that already trades shares makes a subsequent offer (a follow-on, as is the case with Eletrobras in relation to the Offering), the price per share defined in the Pricing of this subsequent offer is less than the Screen Price.

As explained in items III.20.1 and III.20.2 of this Report, in order to avoid anchoring in Pricing, it is recommended that the Minimum Price of the Offering is approved by CPPI after Pricing (equal to or greater than the average of the independent economic-financial assessments contracted by BNDES), together with approval of the Share Price.

On the same date, CPPI will decide on the exercise of the option to increase the number of shares offered, through the issuance or sale of Additional Shares.

Given the importance of the Offering taking place in the closest possible time frame to Pricing, it is recommended that the approval of the Minimum Price of the Offering and ratification of the Screen Price by CPPI, the communication of such information to Eletrobras and the resolution of the Board of Directors of Eletrobras approving the Offering Share Price take place on the same day as the Pricing.

If necessary, due to the short term, the approval of the CPPI may be ad referendum, according to article 5, paragraphs 4 and 5, of PND Law, and article 12 of PND Decree.

It is worth emphasizing that the Offering Share Price approved at a meeting of the Board of Directors must be higher than the Minimum Price of the Offering, otherwise there will be no Offering.

It should be noted that it will not be possible to eliminate the risk that, after the Offering, the Screen Price of Eletrobras’ shares will rise significantly and questions arise that the shares traded in the Offering could have been offered at a higher price. Assuming that Pricing will respect the Minimum Price of the Offering and article 170, paragraph 1, item III, of the Corporation Law, we understand that the risk of such questioning succeeding is remote, since the usual procedures of an offer would have been respected.

Classificação: Confidencial
232

The governance and procedures of the Offering will be the same whether it involves primary distribution only or primary and secondary distribution.

III.27. Financial information of the Offering

In order to carry out the Offering, it is important to use the most up-to-date economic financial data from Eletrobras, considering that CVM Rule 400 itself provides that the company must, within the scope of the Offering, present its financial information for the last 3 fiscal years, in addition to of the latest accounting information released by Eletrobras.

The period for comfort of auditors in the United States on the financial statements is 134 days from the base date of the last financial statements released by Eletrobras, pursuant to paragraphs 46 and 47 of AS 6101 (https://pcaobus.org /oversight/standards/auditing-standards/details/AS6101). This period ensures the auditors’ comfort in the financial information presented and, therefore, guides the schedule of the Offering, observing the limit of use of a financial statement in the context of an Offering. Pricing must occur within 134 days from the base date of the last financial information disclosed.

It should be noted that CVM usually fully uses its deadlines for analyzing and granting the registration of an offering, while the deadlines for complying with the requirements formulated by CVM, by the issuing companies and coordinators of the offer, are usually substantially lower than the regulatory aforementioned limits, depending on, of course, the timeline settled for each offer.

III.28. Non-completion of the process of due diligence or identification of red flags

If the Due Diligence process is not completed by the date of the second filing with CVM and/or the legal advisors of the Coordinators of the Offering identify, by the Pricing date, any red flags that may directly affect Eletrobras’ reputation and/or economic situation, or interferes in the definition of the Share Price, the Coordinators of the Offering may choose not to proceed with the Offering.

Classificação: Confidencial
233

III.29. Acts recommended by CGU

CGU Appraisal Report No. 821813, dated September 6, 2021, was prepared with the objective of verifying the governance and risk management of Eletrobras’ Privatization process, with a view to contributing to transparency of the process, assess the maturity of the supporting documentation for decision-making and promote the alignment of companies with good international practices in privatization.

The report presents the result of an audit of Eletrobras’ Privatization process, carried out between February and November 2020, pursuant to article 24, item VI of Law No. 10,180/2001, and sets forth certain recommendations for the Privatization process, which would involve additional steps for the Privatization, and were divided among the bodies and institutions involved in the process according to the understanding at the time of CGU team. After meeting with BNDES for presentation, it was agreed that certain recommendations addressed to BNDES would be forwarded to the Ministry of Mines and Energy. Therefore, the actions recommended by CGU are summarized below:

III.30. Acts to be performed by the Ministry of Mines and Energy

The Ministry of Mines and Energy shall prepare an Action Plan with a view to ensuring that the products and services provided by Cepel, and which have characteristics of typically governmental activity or support to the operation of the Integrated National System, continue to be offered to the Brazilian electricity sector.

The Ministry of Mines and Energy must also carry out a feasibility study of the new state-owned company to be created pursuant to article 9 of Law 14,182 or of Eletronuclear, in the event of paragraph 2 of that article, in order to: (i) estimate budget amounts to be allocated to the maintenance of control of Eletronuclear and Itaipu and the continuity of the activities of these subsidiaries; and (ii) assess the costs for the implementation and maintenance of the necessary structure for the operation of the public policies assigned to it and the expected revenues for its coverage.

III.31. Acts to be performed by SEDDM (Secretaria Especial de Desestatização, Desinvestimento e Mercados)

SEDDM shall consult ANEEL and EPE so that, within their competences, they may opine on the main risks that may (i) impact the outcome of the process, or (ii) materialize as a result of the changes foreseen for the electricity sector in the process (including discounting of hydroelectric plants). Request the bodies to consider, in particular, the risks related to energy security (in its different dimensions), the market structure and legal certainty, considering the approved model of capitalization; and that suggest alternative measures that could be adopted to mitigate these risks.

Classificação: Confidencial
234

In the Privatization process, SEDDM must also consult CADE and CVM so that, within their competence, they produce studies or opinions dealing with: (i) the market structure and concentration scenarios arising from Eletrobras’ Privatization, considering the model approved (capitalization); and (ii) mechanisms to avoid the concentration of market power and increase the legal certainty of the defined model.

III.32. Acts to be performed by BNDES

In the Eletrobras Privatization process, the BNDES must incorporate, in the studies to be conducted to detail the modeling approved in all relevant assumptions, the identification, evaluation, analysis, management and control of potential events or associated risk situations to Privatization da Eletrobras in order to provide reasonable assurance in the achievement of Privatization’s objectives.

BNDES must also ensure that the amounts to be allocated by the Federal Government, directly or indirectly, as a result of the Restructuring referred to in item I of article 3 of Law 14,182, to maintain Eletronuclear’s control and Itaipu’s control, are based on appropriate assessments of those interests.

As reported by the BNDES, CGU recommendations have already been incorporated into the detailed modeling studies.

On October 13, 2021, BNDES received from CGU again the same report previously received. The forwarding letter highlights the following excerpts:

“3. Considering the role assigned to BNDES in the process of evaluating companies qualified in PND, as well as the approval of MP 1031 (...), I believe that the report can help the modeling process (...)”

“4. The report contains recommendations that had been presented in the submitted version of the document (...), some of which were initially redirected to BNDES, (...). I emphasize, however, that after the presentation meeting (...) it was agreed that those recommendations will be directed to MME. This information will be updated for publication of the report (...)”

Classificação: Confidencial
235

“5. Regarding the product now forwarded, I believe it is pertinent to emphasize that: (...) b) it does not remove from the manager the primary responsibility (...) to identify, measure, treat and monitor the risks that may impact the implementation of the strategy and achievement of the objectives. organization’s objectives in fulfilling its institutional mission; and c) it is beneficial that the risks identified within the scope of the report submitted (...) are properly assessed. Based on this assessment, decision makers will be able to define mitigation strategies or present adequate motivation for accepting the mapped risks.”

“7. In this sense, despite the conclusion of the execution stage of this audit, it is suggested that BNDES evaluate the presentation of information complementary to the notes of the report, considering the possibility that the studies conducted by the bank may contribute to the understanding of the findings and highlighting proposed solutions to manage the identified risks.”

In view of the commitment contained in item 4 of the Official Letter and, also, the understanding of the BNDES regarding its lack of attribution to address the risks mentioned in most of the recommendations, the Bank informed that it will proceed with the work according to the understanding recorded above.

* * * *

Classificação: Confidencial
236

SIGNATURE PAGE

PRIVATIZATION MODELING DETAILING REPORT – ELETROBRAS

(dated October 18, 2021)

______________________________________________________________

BANCO GENIAL S.A.

By: Ricardo Augusto Justo Jacobucci / Mikael Martins Silva / Rafael Augusto Tapetti

______________________________________________________________

TAUIL & CHEQUER ADVOGADOS ASSOCIADO A MAYER BROWN LLP

By: Bruno Dario Werneck / Débora Yanasse / Bruno Salzano

Classificação: Confidencial
237

ANNEX III-A – LIST OF PROCEEDINGS

Procedure	Term	Reference (P2)
Submission of the extract of the privatization planning, containing the description of the object, estimation of the value of the investments, its relevance and schedule, to the TCU, according to article 2, paragraph 2 of IN 81/2018.	150 days from the date scheduled for the Preliminary Prospectus publication.	III.1.7 and III.2.12
Submission of the Offer’s outlines to the CPPI, which must approve the definitive modeling of the Privatization transaction.	Prior to the Offer.	III.2.13
Approval and publication of the CPPI Resolution approving the general conditions of the Privatization, with reference to the calculation of the minimum price according to studies contracted by BNDES.	Prior to sending the privatization documentation to the TCU. We recommend that it be at least 100 days before the Offer.	III.20.1
Promotion of a competitive process for hiring the independent external auditor for the Privatization transaction.	Prior to Pricing.	III.14
Classificação: Confidencial

Consult to CVM on the creation of the Golden Share.	Prior to the Offer.	III.2.8 and III.7
Formal consult with ANEEL to confirm the period of analysis of prior consent applicable to the transfer of control or direct co-control of Itaipu and Eletronuclear from Eletrobras to ENBpar, jointly with the confirmation of the non-need for prior consent of ANEEL for the purposes of Privatization and within the scope of concession agreements.	Prior to the Offer.	III.1.8
Submission of documents listed in article 4 of IN 81/2018 related to the Privatization for submission to TCU.	90 days from the date scheduled for publication of the Preliminary Prospectus.	III.1.7 and III.2.12
List of the documents listed in article 3 of IN 81/2018 related to concessions for submission to the TCU.	90 days from the date scheduled for publication of the Preliminary Prospectus.	III.1.7
Plea to amend Eletronuclear's bylaws for submission to SEST.	Prior to Eletronuclear's General Shareholders' Meetings.	III.4.3
Initial requirement for ANEEL's prior consent to the modification of Eletronuclear's bylaws, as well as the transfer of direct control or co-control of Itaipu and Eletronuclear from Eletrobras to ENBpar.	Depending on ANEEL's response to the formal consult.	III.4.2 III.4.3
Classificação: Confidencial

Formal consult with ANATEL for clarifications regarding the documentation to be submitted for analysis by the Agency, as well as the deadline for granting prior consent.	Prior to the Offer.	III.2.9
Request for prior consent by ANATEL, sent by Eletrosul and Furnas, containing its corporate structure, a detailed description of the intended transaction and the resulting chart of the transaction.	Depending on ANATEL's response to the formal consult.	III.2.9
Action Plan to ensure that the products and services provided by Cepel, and which have characteristics of typically governmental activity or support the operation of the SIN, continue to be offered to the Brazilian electricity sector.	No specific deadline.	III.30
Call for the meeting of the Eletrobras executive board by the chairman of the executive board.	7 days before the Eletrobras executive board meeting.	III.2.6
Meeting of the Eletrobras board of directors approving a favorable vote on the matters to be considered at the first general meeting of Eletronuclear's shareholders, as well as the subscription, by Eletrobras, of the shares to be issued.	Before Eletronuclear's general shareholders' meeting.	III.2.6
Analysis by the Civil House of the Presidency of the Republic of the names of officers and advisors for ENBpar sent by the Ministry of Mines and Energy and the Ministry of Economy.	Prior to the Offer.	III.4.1
Classificação: Confidencial

Analysis of the nominations for administrators and directors of ENBpar by the ad-hoc Eligibility Committee.	Prior to the Offer.	III.4.1
Decree establishing the ad-hoc Eligibility Commission to evaluate the appointment of future statutory members of ENBpar, published by the Ministry of Mines and Energy.	After the edition of the Decree No. 10,791/2021.	III.4.1
Appointments by SEST, STN and the Ministry of Mines and Energy to the positions of the officers and fiscal councilors of ENBpar.	After the constitution of the ad-hoc Eligibility Committee.	III.4.1
Call, by the Ministry of Mines and Energy, for the general meeting of incorporation of ENBpar, accompanied by a brief and objective report on the matters included in the respective agenda.	Minimum advance notice of 30 days to the date of the incorporation meeting of ENBpar.	III.4.1
Draft of the vote of the Union in the general meeting of incorporation of ENBpar, prepared by STN and SEST.	Prior to the Offer.	III.4.1
Signature of the vote of the Union in the general meeting of incorporation of ENBpar.	Prior to the Offer.	III.4.1
Registration of the incorporation acts of ENBpar in the competent commercial board.	Prior to the Offer.	III.4.1
Classificação: Confidencial

Contribution by the Federal Government in the amount of R$4,000,000,000.00, already approved by Law No. 14,144, dated April 22, 2021, to ENBpar, to enable the Restructuring.	Prior to the Offer.	III.4.3
Investment agreement entered into by ENBpar.	Prior to the Restructuring and the Offer.	III.4.3
Creation of the FMP-FGTS.	Prior to the Offer. We recommend between 40 and 50 business days before the Offer, considering the other deadlines.	III.13
Registration of the FMP-FGTS Administrator with the CEF.	Prior to the Offer.---- Up to 20 working days prior to the Pricing date, in a specific form.	III.13
Eligibility of workers before the FMP-FGTS.	We recommend between 10 and 20 business days before the Offer.	III.13
Classificação: Confidencial

Submission of the files/documents/information from the FMP-FGTS to the CEF.

Prior to the Offer.----

Option file – daily submission through the CEF system. Maximum period of 5 working days prior to the Offer date.

Unlock file – between the fifth business day and the first business day before the Pricing date.

III.13
Qualification of the FMP-FGTS Administrator with the coordinator of the public offering.

Prior to the Offer.

----

No specific deadline mentioned in Resolution No. 287/2003 for carrying out this process; however, the Term of Adhesion is executed on the Pricing date, after the conclusion of the Bookbuilding Procedure, as it is attached to the Distribution Agreement.

III.13
Classificação: Confidencial

New presidential decree, amending Decree No. 4,550/2002, to appoint ENBpar, the controller of Itaipu, as the new trading agent for electricity from the Itaipu Hydroelectric Power Plant, replacing Eletrobras.	Preferably, prior to the Restructuring.	III.4.2
Adhesion of ENBpar to CCEE as a new trading agent for energy from Itaipu.	After the amendment of Decree No. 4,550/2002.	III.4.2
Analysis of Related Transactions by an independent specialized institution to verify commutativity.	Prior to the analysis by Eletrobras' governance bodies.	III.2.1
Manifestation of the proposing area on the Related Transactions.	Prior to the analysis by Eletrobras' governance bodies.	III.2.2
Documentation verification of Related Transactions by the Governance Secretariat or the General Secretariat, in addition to the communication to the Financial Officer and the Eletrobras governance area of transactions with related parties.	Prior to the analysis by Eletrobras' governance bodies.	III.2.3
Extraordinary calling by Coordinator, on an urgent manner, of the CAE meeting of Eletrobras, for the resolution of the Related Transactions	Prior to the analysis by Eletrobras' governance bodies.	III.2.4
Delivery of the CAE meeting agenda and full support material to CAE members.	3 days before the date of the CAE meeting, except in exceptional cases.	III.2.4
Classificação: Confidencial

CAE meeting deliberating on Related Transactions.	Prior to the Eletrobras board meeting.	III.2.4
Call for the Eletrobras’ executive board meeting.	Prior to the Offer.	III.2.5
Delivery of the Eletrobras executive board meeting agenda by the General Secretary.	24 hours before the date of the executive board meeting	III.2.5
Meeting of Eletrobras' executive board approving the (i) proposal at Eletronuclear's general shareholders' meeting; and (ii) designation of Eletrobras' representative at Eletronuclear's general shareholders' meeting.	7 days before the meeting of the Board of Directors of the Meeting.	III.2.5
Convening the meeting of the Eletrobras board of directors by the chairman of the board of directors.	7 days before the date of the Eletrobras board of directors meeting.	III.2.6
Meeting of the board of directors of Eletrobras approving the vote in favor of the issuance of new shares by Eletronuclear, execution of all agreements involving amounts above R$50 million and the execution of shareholders' agreements by Eletrobras, in addition to the manifestation regarding all matters to be submitted to the Eletrobras shareholders' general meeting, as well as the convening of the meeting.	21 days before the Eletrobras General Shareholders' Meeting.	III.2.6
Classificação: Confidencial

Call for the Eletrobras General Shareholders' Meeting.	30 days before the date of holding the Eletrobras shareholders' meeting in the case of first call; or 8 days before in the case of a second call.	III.2.8
Classificação: Confidencial

Eletrobras General Shareholders' Meeting, with the following agenda:

(i) the Restructuring;

(ii) approval of the Offer, as well as its terms and conditions;

(iii)       signing of new electricity generation agreements, replacing the agreements in force on the date of publication of Law 14,182;

(iv)       amendments to Eletrobras' bylaws governance rules to:

a) prohibit any shareholder or group of shareholders from exercising votes in a volume greater than 10% of the number of shares into which the voting capital of Eletrobras is divided;

b) prohibit the execution of shareholders' agreements for the exercise of voting rights, except for the formation of blocks with a number of votes lower than the limit set out in item “a” above;

c) create a special class preferred share, exclusively owned by the Federal Government, pursuant to paragraph 7 of article 17 of Law No. 6,404/1976 (“Corporate Law”), which will give the power of veto in corporate resolutions related to matters of which deal with items “a” and “b” above (“Golden Share”) and will give priority to the reimbursement of capital, without bonus;

(v)       maintenance of the payment of membership contributions to Cepel, for a period of 6 years, as of the date of Privatization;

(vi)       development of projects that will comprise the programs for:

a) revitalization of water resources in the São Francisco River and Parnaíba River basins;

b) structural reduction of energy generation costs in the Legal Amazon and for the navigability of the Madeira River and the Tocantins River; and

c) revitalization of the water resources of the hydrographic basins, defined in accordance with item V of the caput of article 1 of Law No. 9,433/97, in the area of influence of the reservoirs of the hydroelectric plants of Furnas, whose concession contracts are affected by this Law;

(vii)       assumption of subsidiary responsibility for compliance with the programs established in articles 6, 7 and 8 of Law 14,182;

(viii)       in order to make the Primary Offer viable, change Eletrobras' bylaws to:

a) establish authorized capital, pursuant to article 168 of the Corporate Law; and

b) provide for the absence of preemptive rights of shareholders for the subscription of the Primary Offer, pursuant to article 172, caput and item I, of the Corporation Law;

Optionally, according to discussions between the Consortium and BNDES:

(ix)       establish a mechanism to protect Eletrobras' shareholding dispersion, with the obligation to carry out a public offer for the acquisition of shares (OPA) for the shareholder who comes to hold a certain level of ONs, forcing him to acquire the ONs held by the other shareholders interested parties at a price higher than the market price, in order to encourage the maintenance of shareholding dispersion (popularly known as the “poison pill”);

(x)       establish, eventually, other matters that are subject to the right of veto granted by Golden Share, such as the modification of Eletrobras' corporate name, the use of the Eletrobras brand for purposes other than the corporate purpose and modification of the Eletrobras corporate purpose; and

(xi)       approve the other Related Transactions not included in the previously listed matters.

	Prior to the Offer.	III.2.8
Call for the meeting of Eletronuclear's board of directors by the Secretary General.	24 hours before the start of the Eletronuclear board of directors meeting.	III.4.5
Meeting of Eletronuclear's executive board to propose an increase in Eletronuclear's capital stock, among other matters listed below, to be considered by the general shareholders' meeting and by the special shareholders' meeting of Eletronuclear.	Prior to the Offer.	III.4.5
Call for the meeting of Eletronuclear's board of directors by the chairman of the board of directors.	7 days prior to the meeting of the Board of Directors.	III.4.5
Meeting of Eletronuclear's board of directors approving the statement on the proposal by Eletronuclear's board.	8 days prior to the holding of Eletronuclear's general shareholders' meeting.	III.4.5
Call for the meeting of Eletronuclear's fiscal council by the Chairman of the Board.	5 days in advance of the fiscal council meeting.	III.4.5
Classificação: Confidencial

Eletronuclear's fiscal council meeting.	Prior to the Offer.	III.4.5
Call for Eletronuclear's general shareholders' meeting.	8 days prior to the holding of Eletronuclear's general shareholders' meeting.	III.4.5
Classificação: Confidencial

Eletronuclear's General Shareholders' Meeting, to deliberate about:

(a) inclusion, in Eletronuclear's bylaws, the permission to distribute interim and intermediate dividends, pursuant to paragraphs 1 and 2 of article 204 of the Corporate Law, as well as the permission to pay dividends to preferred shareholders with rights to cumulative dividends to the account the capital reserve, pursuant to article 17, paragraph 5, of the Corporate Law;

(b) issue new shares of Eletronuclear, being [●] ONs, e [●] PNs (therefore maintaining the current proportion between ONs and PNs of the company):

(b.1)       the value of such issue will be up to R$ [●];

(b.2)       it will be resolved that the period for paying in the shares subscribed within the scope of the capital increase indicated above will be until the liquidation of the Offer;

(b.3)       ENBpar will subscribe the portion of the capital increase indicated in item (b.z.1.i) above, represented exclusively by ONs, and such subscription will be subject to the conclusion of the Offer (suspensive condition), pursuant to article 125 of the Civil Code. Thus, in the absence of the Offer, ENBpar will not have any obligation to make the respective contribution (payment of ONs);

(b.4)       Eletrobras will subscribe the portion of shares, equivalent to [●][●] ONs and [●][●] PNs, in the total amount of R$[●] (ie, equivalent to the sum of items bz1.ii and bz 1.iii above), which will be paid in through the capitalization of the aforementioned AFACs and cash;

(b.5)       [●][●] ONs and [●][●]PNs will be made available for subscription by other Eletronuclear shareholders who exercise their preemptive rights, and must be paid in cash, and, if there are unsubscribed shares, the value of the capital increase and the number of shares issued will be reduced to the effectively subscribed;

(b.6)       up to [●] of the issuance amount will be allocated to the company's capital account and up to R$ [●],it will be allocated to the capital reserve account; and

(b.7)       for the purposes of the aforementioned amounts, the issuance price of R$[●] for each ON an the issuance price of R$[●] for each PN.

(c) declare dividends to preferred shareholders, in the amount of the minimum and cumulative dividends not paid until the year 2021, in the amount of R$[●], to be paid to the capital reserve account, and the amount to be paid to Eletrobras will be offset against the amount owed by Eletrobras to Eletronuclear pursuant to item (b.4) above - remaining pending the effective payment by Eletrobras, in national currency, only the portion of such dividends that will be paid to Eletronuclear's minority shareholders, in the amount of R$[●];

(d) modify the rights of preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum dividends, which will only give priority in capital reimbursement;

(e) approval of the program for the optional conversion of part of Eletronuclear's ONs into PNs, at a ratio of 1:1, up to the limit provided for in paragraph 2 of article 15 of the Corporate Law, in order to ensure that the ONs subscribed by ENBpar are, at the minimum, equivalent to more than 50% of the common shares issued by Eletronuclear (and Eletrobras and other shareholders who wish to do so may adhere to such voluntary conversion), given that the calculation of reaching this limit will already take into account the totality of the shares issued under the terms of the previous items; and

(f) consignment of Eletrobras' adhesion to the optional conversion of ONs into PNs referred to above, in the maximum amount allowed by the aforementioned paragraph, and, if there is also the adhesion of other common shareholders, the amount of ONs to be converted will be allocated among the interested parties in the proportion of its participation in Eletronuclear's ONs, disregarding the shares of other ON holders.

	Prior to the Offer.	III.4.5
Eletronuclear's Preferred Shareholders' Meeting, to resolve on modifying the rights of preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum dividends.	Prior to the Offer.	III.4.3
The start of the process for withdrawing sponsorship from supplementary pension plans is done through the initiation of an administrative proceeding before Previc.	After the public offer.	III.4.3(b)
Waivers related to Privatization, notably due to the change in control of Eletrobras and subsidiaries that will not be segregated.	Prior to the Offer.	III.1.5
Classificação: Confidencial

Notification and consent of third parties to certain contracts for the purchase and sale of electricity entered into in the Free Contracting Environment – ACL by Furnas and Eletronorte.	Within the period expressly provided for in each agreement, if applicable, or at least 30 days in advance of the first filing with the CVM (whichever occurs first).	III.2.11
Granting of new electricity generation concessions, for a period of 30 years, for the Concession Agreement No. 007/2004-Aneel-Eletronorte, signed between the Federal Government and Eletronorte, and the Concession Agreement No. 004/2004-Aneel/Furnas , specifically for the Mascarenhas de Moraes Hydroelectric Power Plant, signed between the Federal Government and Furnas.	Prior to the Offer, with effect subject to the Offer.	III.1.7
Decontracting of electric energy contracted under the terms of article 1 of Law No. 12,783/2013 (quota system), for a minimum period of 5 years and a maximum of 10 years.	Prior to the Offer, with effects conditioned to the Offer.	III.1.6(e)
Classificação: Confidencial

First protocol before the CVM.

Ordinary procedure: (i) If Eletrobras, within the scope of the Offer, presents its interim financial information as of September 30, 2021, the first protocol will be on December 17, 2021; and (ii) If Eletrobras, within the scope of the Offer, presents its financial statements as of December 31, 2021, the first protocol will be on March 2, 2022.

EGEM procedure: (i) If Eletrobras, within the scope of the Offer, presents its interim financial information as of September 30, 2021, the first protocol will be on February 2, 2022; and (ii) If Eletrobras, within the scope of the Offer, presents its financial statements as of December 31, 2021, the first protocol will be on May 6, 2022.

III.9, III.15 and III.16
Classificação: Confidencial

Launch of the Offer/Availability of the Notice to the Market and the Preliminary Prospectus.

Considering the ordinary procedure, the launch of the Offer and the availability of the Notice to the Market will take place on the same day of the second filing with the CVM, that is, on the date of compliance with the first report of requirements.

If Eletrobras (i) presents its interim financial information as of September 30, 2021, the release will be on January 21, 2022; or (ii) present its financial statements as of December 31, 2021, the release will be on April 6, 2022.

Considering the EGEM procedure, the launch of the Offer and the availability of the Notice to the Market will take place one day after the Pricing.

If Eletrobras (i) presents its interim financial information as of September 30, 2021, and observing the Pricing date, the release will be on February 11, 2022; or (ii) present its financial statements as of December 31, 2021, and observing the Pricing date, the release will be on May 14, 2022.

III.9, III.15 and III.16
Deadlines for CVM analysis of the first protocol.	20 working days, counted from the date of the first protocol, for the first analysis of documents and submission of the requirements report.	III.15
Deadlines for CVM analysis of the second protocol.	10 working days, counted from the date of the second protocol (compliance with requirements), for a second analysis of the documents.	III.15
Deadlines for CVM analysis of the third protocol.	10 business days, counting from the date of the third protocol (compliance with curable defects), for final review of documents and granting of CVM registration within 3 business days of the last compliance with CVM requirements.	III.15
Roadshow procedure.	Prior to the Bookbuilding procedure.	III.9.4
Classificação: Confidencial

Bookbuilding procedure.	It will start after the end of the Roadshow presentations, which will last from about 7 to 10 days, depending on the strategy of the Offer Coordinators.	III.9.4
Presentation of the documents necessary to carry out the Offer pursuant to CVM Instruction 400.	Prior to the Offer.	III.9.4
Approval of the Minimum Offer Price and approval of the Price per Share by the CPPI.	Pricing date (after conclusion).	III.20.1 and III.20.6
Meeting of the Eletrobras Board of Directors to ratify the Price per Share.	Pricing date (after receiving the information by the CPPI).	III.20.1
Signing of the placement agreement/PFA and loan and stabilization agreements (if any)/ Availability of the commencement notice and Definitive Prospectus.	Pricing date	III.9 and III.15
Call for the meeting of the Eletrobras fiscal council by the Chairman of the Board.	5 days before the fiscal council meeting.	III.2.7
Eletrobras fiscal council meeting.	Prior to the Offer.	III.2.7
Classificação: Confidencial

Meeting of the Board of Directors of Eletrobras approving the increase in the company's capital stock and the respective issuance price (Pricing), with the issuance of new ONs, so that the Federal Government is diluted to the point of no longer holding, directly or indirectly, the majority of voting shares.	Offer.	III.
Signature, by Eletrobras and ENBpar, of the transfer term in Eletronuclear's registered share transfer book and registration of the new share ownership in the company's registered share register book.	After the Offer.	III.4.3
Possible submission of Privatization to CADE.	After the Offer – if the transaction requires mandatory notification to CADE.	III.19
Transfer of ownership of the Decommissioning Financial Fund (BB Extramercado Exclusivo 30 Fundo de Investimento Multimercado Longo Prazo) to ENBpar.	N/A	III.4.3
Stabilization period.	30 days after the Pricing Date.	III.9 and III.15
Call for Eletronuclear's general shareholders' meeting.	8 days prior to the holding of Eletronuclear's general shareholders' meeting.	III.4.5(3)
Classificação: Confidencial

Eletronuclear's General Shareholders' Meeting, to homologation of its capital increase.	At least 30 days after the Eletronuclear shareholders meeting.	III.4.5(3)
Disclosure of the Closing Announcement.	Up to 6 months after the start announcement date.	III.9 and III.15
Transfer of Procel's current account management and assignment of agreements, cooperation terms and cooperation agreements related to the execution of Procel projects to ENBpar.	Within 12 months, from the date of the meeting to ratify the result of the increase in Eletrobras' capital stock.	III.4.6
Edition of a regulatory decree, changing the wording of article 28 of Decree No. 9.022/2017, and transferring the management of financing agreements that use RGR resources to ENBpar.	Within 12 months, from the date of the meeting to ratify the result of the increase in Eletrobras' capital stock.	III.4.6
Transfer to ENBpar of the competence to manage the Federal Government Assets under the Administration of Eletrobras – BUSA expropriated and expropriated with RGR resources	Within 12 months, from the date of the meeting to ratify the result of the increase in Eletrobras' capital stock.	III.4.6
Assignment of energy trading agreements from Proinfa to ENBpar.	Within 12 months, from the date of the meeting to ratify the result of the increase in Eletrobras' capital stock.	III.4.6
Classificação: Confidencial

Publication of new Decrees by the Ministry of Mines and Energy, in order to reissue Decrees nº 175/2018 and 86/2020, and transfer the operationalization of the social programs Luz para Todos and Mais Luz para Amazônia to ENBpar.	Preferably, observing the same term as the other social programs, which is within 12 months from the date of the meeting to approve the result of the increase in Eletrobras' capital stock.	III.1.10
Submission of a communication to ANEEL containing the facts and grounds that justify the non-submission to the prior analysis of the change in control of Eletrobras and its subsidiaries.	Up to 5 business days from the settlement of the Offer.	III.2.9
Payment of R$5.000.000.000,00 to CDE.	Up to 30 days after the date of signature of the new concession agreements.	III.1.6(a)
Payment of the grant bonus by Eletrobras or its subsidiaries, in a single installment.	Up to 30 days after the date of signature of the new concession agreements.	III.1.6(a)
Withdrawal period.	5 years, as of January 1, 2023.	III.1.6(e)
Annual contributions to the CDE, starting in 2023, in April of each year, for a period of 25 years, and this amount must be updated by the IPCA from the base date of January 1, 2022.	Period of 25 years, with the first contribution paid in 2023.	III.1.6(a)
Classificação: Confidencial

ANNEX III-B – JUDICIAL AND EXTRAJUDICIAL PROCEDURES THAT QUESTION THE LEGALITY OF ASPECTS ABOUT THE DESTATIZATION

•	Judicial Proceedings:

Classificação: Confidencial

Process	Forum	Type	Parties	Filing date	Legal bases	Preliminary injunction	Final request	Latest developments / relevant developments
ADI n° 6702	Pleno/STF Rel. Min. Nunes Marques	ADI	Claimant: PDT Amicus curiae: Interstate Federation of Engineers Unions - FISENGE (by the origin of the ADI) --> not yet admitted	02/26/2021

• Absence of urgency qualified to issue a provisional measure (offense to article 62, CF);

• Offense to the obligation to bid for the delegation of public services (article 175), to the republican principle (article 1), to article 52, V, and to article 59, III, all of the CF.

a.1) suspend effectiveness:

a.1.1) of MP No. 1.031/2021, for fraud to the assumption of urgency qualified for its adoption (CF, article 62, caput);

a.1.2) of articles 2, 3, II, and 4 of MP nº 1.031/2021;

a.2) give an interpretation in accordance with the Constitution of article 12 of MP No. 1.031/2021, to establish that the guarantees granted by the Federal Government to Eletrobras and its subsidiaries that have constituted an external operation of a financial nature of interest to the Federal Government authorized by the Federal Senate (CF, article 52, V).

Declaration of total unconstitutionality of MP no. 1.31/2021 or its articles 2, 3, II, 4, of MP no. 1.031/2021, and the interpretation in accordance with its article 12.

•06/24/2021: monocratic decision to adopt the rite of article 12 of Law No. 9,868/99.

•07/6/2021: information provided by PR.

•06/7/2021: examination of the case to the AGU for 5 days. Afterwards, to the MPF for the same period.

•07/30/2021: AGU manifestation presented and sequential opening of view to the MPF.

Pending review preliminary injunction.

ADI n° 6705	Pleno/STF Rel. Min. Nunes Marques	ADI	Claimants: PT / PSOL / PCdoB Amicus curiae: Interstate Federation of Engineers Unions - FISENGE (by the origin of the ADI) --> not yet admitted	03/01/2021

• Lack of relevance and urgency for MP editing (offense to article 62, CF);

• Usurpation of the competence of the National Congress to examine matters relating to Union assets and national sovereignty (offense to article 48, V, article 170, I, article 176 and article 246, of the CF);

• Creation of pecuniary obligations to be borne by the Federal Government, causing damage to the treasury, even before the MP is converted into law (offense to article 37, caput, of the CF).

• suspension of MP No. 1,031 and all its legal effects until the final judgment of the ADI;

• alternatively, suspend paragraphs 3 to 5 of article 1 of MP No. 1031/2021, while the conversion bill is being processed in the National Congress.

							Declaration of formal and material unconstitutionality of MP nº 1.031.	1º/03/2021: conclusion to the rapporteur. 03/06/2021: Amicus curiae entry application attached. Pending review preliminary injunction.
Classificação: Confidencial

ADI 6929	Pleno/STF Rel. Min. Nunes Marques	ADI	Claimant: PODEMOS	07/13/2021

• Dispute the entirety of Law No. 14.182 / 2021, in particular Articles 1, 2, 3, 10 and 11, 2, 3, 9, 12, 20, 21 and 22.

• Formal unconstitutionalities:

a) Absence of urgency in the edition of the Provisional Measure (article 62, caput of CRFB / 88)

b) impossibility of religion of the matter by Provisional Measure (Article 246 of CRFB / 88)

c) violation of the separation of powers (Article 2 of the CRFB / 88)

• Material unconstitutionalities:

a) insertion of provisions foreign to the object of the Law - practice of "legislative smuggling" (article 1, sole paragraph and article 2 of the CRFB / 88)

b) violation of the veto power of the President of the Republic (article 66, paragraph 2 of the CRFB)

c) violation of the duty to bid (Article 37, XXI and Article 175 of the CRFB)

d) violation of the requirement of a complementary law for the construction of the Tucuruí Line and violation of the rights of indigenous populations (article 231, paragraph 6 and article 225 of the CRFB / 88)

e) violation of the legal reserve for the establishment of public companies (article 37, XIX and article 48 of the CRFB / 88)

f) violation of the principles of free competition and legislative competence of the Federal Senate (article 5, caput, article 52, VIII and article 170, V of CRFB / 88)

					Suspension of the effectiveness of Law No. 14.182/2021.SAMCURRENT 101859926.1 10-Jan-22 13:19	Unconstitutionality of Law No. 14.182/2021.

• 7/16/2021: monocratic decision to adopt the rite of article 12 of Law No. 9,868/99. Notification of the PR and Pres. SF and CD to present information.

• 7/30/2021: information presented.

Pending review preliminary injunction.

Classificação: Confidencial

ADI 6932	Pleno/STF Rel. Min. Nunes Marques	ADI	Claimants: PSB / PSOL / REDE / PT / PDT / PCdoB Amicus Curiae: admission request by FÁBIO DE OLIVEIRA RIBEIRO.	07/15/2021

• Challenge of the entirety of Law No. 14.182/2021.

• Formal unconstitutionalities:

a) violation of the due process of legislation (article 59, III, of the FC);

b) absence of the constitutional requirement of urgency to issue a provisional measure (article 62, caput, of the CF);

c) unconstitutionality of article 1, paragraphs 1, 10 and 11, and articles. 20 and 21 due to the lack of thematic relevance of the amendments with MP nº 1.031/2021. Legislative smuggling (article 1, sole paragraph, article 2, caput, and article 5, LIV, of the CF);

d) unconstitutionality of paragraph 1 of article 1. Wording of the provision contrary to legality and good legislative technique (article 37, caput, CF) and circumventing the presidential veto (article 66, paragraph 1, of the CF); and

e) unconstitutionality of article 3, I. Unilateral alteration by the Chamber of Deputies of the wording approved by the two houses after being sent for sanction. Violation of due process of law (Article 65 of the FC).

• Material unconstitutionalities:

a) unconstitutionality of the articles. 1, paragraph 1, 20 and 21 (mandatory contracting of natural gas thermoelectric plants and small hydroelectric plants): violation of the principles of separation of powers and reserve of the Administration (articles 2 and 84, II, of the CF), of the principle of freedom competition (Article 170, IV, of the CF), the principles of impersonality and morality of the Public Administration, the motivation of administrative acts and the efficiency of the Public Administration (article 37, caput, CF); and

b) unconstitutionality of article 1, paragraphs 10 and 11 (immediate installation of the Tucuruí line outside the environmental licensing process and consultation with indigenous communities): violation of the fundamental right to a balanced environment and the principle of environmental protection ( articles 225, caput, and 170, VI, of the CF), the prohibition of retrogression in matters of fundamental rights, the original right of indigenous peoples to the lands traditionally occupied by them (article 231, caput, of the CF) and the principles of separation of powers and reserve of the Administration (articles 2 and 84, II, of the FC).

					Suspension of the effectiveness of Law No. 14.182/2021, or, alternatively, of its articles 1, paragraphs 1, 10 and 11, of article 3, I, and articles. 20 and 21	Entire unconstitutionality of Law No. 14.182/2021, or, alternatively, of articles 1, paragraphs 1, 10 and 11, of article 3, I, and articles 20 and 21

• 7/16/2021: monocratic decision to adopt the rite of art. 12 of Law No. 9,868/99. Notification of the PR and Pres. SF and CD to present information.

• 07/24//2021 - 08/13/2021: information presented.

18/08/2021: examination of the case AGU.
08/25//2021: AGU manifestation joined.
26/08/2021: view request PGR.
09/23//2021: attached petition requesting ticket from amicus curiae.

Pending review preliminary injunction.

Classificação: Confidencial

Reclamação 47.704	Pleno/STF Rel. Min. Edson Fachin	RCL	Claimant: Furnas Employees Association Claimed: President	06/07/2021

• Non-compliance with the decision by the Plenary of this Supreme Court, at the time of the judgment of the preliminary injunction in ADIs 5,624 and 5,846, in which occasion, when examining the constitutionality of article 29, caput, of Law 13303, of 2016, the transfer of control was subordinated shareholding of government-controlled companies to prior legislative authorization and prior initiation of a bidding process.

• Rcl paradigm: preliminary measure in ADIs 5,624 and 5,846

					Suspension of the effects of Decree No. 10.670/2021 and CPPI Resolution No. 176/2021. Suspension of the effects of Decree No. 10.670/2021 and of CPPI Resolution No. 176/2021.	Decree No. 10.670/2021 and CPPI Resolution No. 176 of the Ministry of Economy.

•06/16/2021: the follow-up was initially denied by the rapporteur. Fundamentals:

a) "the paradigm invoked, that is, the judgment of ADIs 5,624 and 5,846 took care of the examination of the constitutionality of article 29, caput, of Law 13.303/2016. The normative acts attacked, in turn, were not even based on the referred provision (...) the legal basis used for the practice of said acts is different from the binding paradigm";

b) "the examination of the constitutionality of MP 1.031, of 2021, used as a legal basis for the acts, was not even made by this Court (...) and because, even if it was done, the sense of the jurisprudence, formed despite the contrary vote of this Rapporteur, is that of that the bidding process is expendable".

• 06/22//2021: filing of a regimental grievance by the Claimant.

• 07/08/2021: views requests to the AGU to respond to the regimental grievance.

• 05/08/2021: petition presented by the AGU and view request by the PGR.

09/23/2021: inclusion in the virtual plenary on 10/01/2021.

Classificação: Confidencial

AP n° 5053176-96.2021.4.02.5101	27ª VF/RJ	Collective Action	Claimants: Fabíola Latino Antezano e Emanuel Mendes Torres Defendant: Eletrobras	01/06/2021

The Electronic Auction Notice 09/2021 of Eletrobras (contracting specialized economic and financial valuation services - valuation - of Eletronuclear and Itaipu Binacional) allegedly:

• usurps the BNDES' prerogatives as manager of the National Privatization Fund (Article 18, IV of Law No. 9,491/1997 and Article 1 of MP No. 1,031/2021); and

• offends the principle of administrative efficiency, as the BNDES would have already started the preparatory acts to carry out a tender with a broader object (evaluation of all assets of the Eletrobras group, including Eletronuclear and Itaipu Binacional).

					Suspension of the Electronic Auction Notice 09/2021 of Eletrobras	Decree of nullity Electronic Auction Notice 09/2021 of Eletrobras

•06/02/2021: unprecedented concession alters the pars of urgent provisional relief "(...) to determine the suspension of the Electronic Auction Notice 09/2021 of Eletrobras, scheduled for June 10, 2021, at 10 am, until decision of the Judgment".

• 06/08/2021: filing, by Eletrobras, of the Interlocutory Appeal (AI) No. 5007080-97.2021.4.02.0000 - Rapporteur Judge Fed. Sergio Schwaitzer (7th Specialized Class - entry required by the Federal Government on 07/27/2021)

• 06/09/2021: monocratic decision granting partial suspensive effect to allow the holding of the auction, but with the determination that the appellant refrain from adjudicating the contracting object to the winner until the judgment of the appeal merits.

•10/6/2021: presentation of opinion by the MPF (without intervention).

• 1/7/2021: filing, by Eletrobras, of an internal grievance.

• 12/7/2021: expiry in albis of the deadline to counter-reason the AI by the appellee.

• 03/09/2021: attached petition from the Union. Cls for judgment

Classificação: Confidencial

AP n° 5068443-11-2021.4.02.5101	22ª VF/RJ	Collective Action	Claimants: Fabíola Latino Antezano e Emanuel Mendes Torres Defendants: Eletrobras e Upside Finanças Corporativas Ltda.	07/01//2021

The Eletrobras Electronic Auction Notice 10/2021 (hiring specialized services to define the grant value in the Eletrobras privatization process) supposedly:

• usurps the BNDES prerogatives as manager of the National Privatization Fund (Article 18, IV of Law No. 9,491/1997 and Article 1 of MP No. 1,031/2021); and

• offends the principle of administrative efficiency, as the BNDES had already started the preparatory acts for carrying out a bidding process with a broader objective (evaluation of all assets of the Eletrobras group, including the definition of the grant value).

					Suspension of the hiring of the company UPSIDE FINANCAS CORPORATIVAS LTDA for the amount of BRL 1,850,000.00, which awarded the Electronic Auction 10/2021 of Eletrobrás	Decree of nullity of Eletrobras Electronic Auction Notice 10/2021

• 6/30/2021: distributed, for prevention / dependence (AP No. 5053176-96.2021.4.02.5101) to 27th FV/RJ.

• 1/7/2021: decision of the 27th VF/RJ rejecting prevention and determining free distribution ("there is no connection between the actions, as they refer to different notices with different objects, with no harmful relationship between the claims.")

• 2/7/2021: decision of the 22nd VF/RJ understanding that there is a connection between the actions and, in effect, giving rise to a negative conflict of jurisdiction (CC No. 5009418-44.2021.4.02.0000) and determining the suspension of the class action. At the end, he asks the future CC rapporteur to designate one of the judgments "to resolve, on a provisional basis, urgent issues, pursuant to article 955 of the CPC."

• 7/7/2021: the supposedly preventive rapporteur, Judge Fed. Sergio Schwaitzer, understood not to be preventive for the conflict and determined free distribution of the CC.

• 7/13/2021: new distribution of the CC (Report. Des. Fed. Marcelo Pereira da Silva - 8th Specialized Class).
• 7/13/2021: view to the MPF for 5 days

• 7/13/2021: attached opinion of the MPF understanding the prevention of the first judgment.

14/09/2021: Based on CC 5009418-44.2021.4.02.0000 for 13/09/2021.

Classificação: Confidencial

AP n° 5058764-84.2021.4.02.5101	12ª VF/RJ	Collective Action	Claimants: Fabíola Latino Antezano e Emanuel Mendes Torres Defendant: BNDES	06/11//2021

• Questions the RFP Selection Process No. 09/2021, which selected the Nova Eletrobras Consortium (Service "B" - Contracting of Accounting and Property Due Diligence, Legal Due Diligence, Assumptions Report and Economic-Financial Assessment necessary for the privatization process of Eletrobras)

• Upholds incidental declaration of the unconstitutionality of MP 1031/2021 by:

a) lack of relevance and urgency of the MP;

b) offense to article 246 of the CF (MP No. 1.031/2021 supposedly substantially alters the current model for the exploitation of hydraulic energy potentials, a matter dealt with in article 176, paragraph 1, of the CF, amended by EC No. 6/1995) .

					Suspension of RFP No. 09/2021 - BNDES, preventing the hiring of CONSÓRCIO NOVA ELETROBRAS.	Decree of nullity of RFP No. 09/2021 - BNDES.

•11/6/2021: dispatch determining an amendment to the initial.

•12/7/2021: amendment to the initial.

•7/14/2021: order determining the summons of the "defendant to offer a defense, within 20 days, in accordance with the law (art. 7, IV, of Law No. 4,717/65), at which time he must manifest himself, also, about the existence of other class actions filed prior to this demand on the same object."

'• 8/26/2021: Injunction DISMISSED.

•08/29/2021: manifestation of the Union.

Classificação: Confidencial

AP n° 5081799-73.2021.4.02.5101	20ª VF/RJ	Collective Action	Claimants: Fabíola Latino Antezano e Emanuel Mendes Torres Defendant: BNDES	07/29//2021

• The cause of action is based on the Incidental and Partial Declaration of Unconstitutionality of Law 14.182/2021;

• Upholds incidental declaration of unconstitutionality of Law 14.182/2021 on the following grounds:

a) privatization was initiated by Provisional Measure 1.031, despite the lack of relevance and urgency for it;

b) there was an offense to article 246 of the CF (MP No. 1.031/2021 supposedly substantially alters the current model for the exploitation of hydraulic energy potentials, a subject dealt with in article 176, paragraph 1, of the CF, amended by EC No. 6/1995 );

c) inclusion of tortoises in the MP - wording of the provision contrary to legality and good legislative technique (article 37, caput, CF). swindle of the presidential veto (article 66, paragraph 1, CF);

d) violation of article 175 of CF/88 (extension of concession contracts for hydroelectric power plants without competitive bidding);

e) unconstitutionality of article 3, II and article 4, III, for violation of article 170, v, and article 175 of CF/88 (independent producer subverts the constitutional logic of public service);

f) violation of article 52 of CF/88, due to usurpation of the exclusive competence of the Senate to authorize external operations of a financial nature;

g) violation of article 37, item xix, of CF/88, due to excessively broad delegation granted to the Executive Branch;

h) violation of the separation of powers and the reservation of administration (article 2, 84, ii, of CF/88) - articles 1, paragraphs 1, 20 and 21 of law 14.182/2021 – mandatory contracting of natural gas thermoelectric plants and small hydroelectric plants;

i) violation of the principle of free competition (article 170, iv, of CF/88) - articles 1, paragraphs 1, 20 and 21 of law 14.182/2021 – mandatory contracting of natural gas thermoelectric plants and small hydroelectric plants;

j) violation of the principle of impersonality and morality of public administration and the duty to motivate administrative acts (article 37, caput, of CF/88) - articles 1, paragraph 1, 20 and 21 of law 14.182/2021 - mandatory contracting from natural gas thermoelectric plants and small hydroelectric plants;

k) violation of the fundamental right to a balanced environment and the principles of environmental protection and integrational equity. prohibition of retrogression in matters of fundamental rights (article 225, caput, and 170, VI, CF/88);

l) unconstitutionality of article 1, paragraphs 9, 10 and 11 of law 14.182/2021, due to immediate installation of the Tucuruí line outside the environmental licensing process and consultation with indigenous communities (article 225 of CF/88)

m) violation of the original right of indigenous peoples to lands traditionally occupied by them (article 231, caput, CF/88);

						Suspension of RFP No. 15/2021 - BNDES, preventing the hiring of BR PARTNERS ASSESSORIA FINANCEIRA LTDA	Decree of nullity of RFP No. 15/2021 - BNDES.	• 7/29/2021: Distributed by lottery. 08/18/2021: Declared the incompetence of the court. Shipment to 12th FV. 08/20/2021: Injunction denied. 20/09/2021: Challenge filed by BNDES.
AP nº 5090572-10.2021.4.02.5101	1ª VF/RJ	Collective Action	Claimants: Fabíola Latino Antezano e Emanuel Mendes Torres Defendant: BNDES	08/19/2021	Cause for request: service provider conflict involving Banco Genial, of the Nova Eletrobras Consortium. Disrespect to Law No. 12,813 of 2013 which regulates the conflict of interests in situations involving the Federal Government. It is argued that Banco Genial, being controlled by a large preferred shareholder of Eletrobras, can take decisions that harm holders of common shares (such as the Federal Government) in favor of preferred shareholders. Possibility of insider trading, a crime defined in article 27-D of Law 6,385-1976;	Suspension of the contract signed between BNDES and the NOVA ELETROBRAS Consortium	Decree of nullity of RFP No. 09/2021 - BNDES.	Awaiting amendment to the initial by the Authors. Injunction not yet appreciated.
Classificação: Confidencial

AP n° 5081768-53.2021.4.02.5101	2ª VF/RJ	Collective Action	Claimants: Fabíola Latino Antezano e Emanuel Mendes Torres Defendant: BNDES	29/07/E12:F12

• The cause of action is based on the Incidental and Partial Declaration of Unconstitutionality of Law 14.182/2021;

• Upholds incidental declaration of unconstitutionality of Law 14.182/2021 on the following grounds:

a) privatization was initiated by Provisional Measure 1.031, despite the lack of relevance and urgency for it;

b) there was an offense to article 246 of the CF (MP No. 1.031/2021 supposedly substantially alters the current model for the exploitation of hydraulic energy potentials, a subject dealt with in article 176, paragraph 1, of the CF, amended by EC No. 6/1995 );

c) inclusion of tortoises in the MP - wording of the provision contrary to legality and good legislative technique (article 37, caput, CF). swindle of the presidential veto (article 66, paragraph 1, CF);

d) violation of article 175 of CF/88 (extension of concession contracts for hydroelectric power plants without competitive bidding);

e) unconstitutionality of article 3, II and article 4, III, for violation of article 170, v, and article 175 of the CF/88 (independent producer subverts the logic public service constitution);
f) violation of article 52 of CF/88, due to usurpation of the exclusive competence of the Senate to authorize external operations of a financial nature;

g) violation of article 37, item xix, of CF/88, due to excessively broad delegation granted to the Executive Branch;

h) violation of the separation of powers and management reserve (article 2, 84, ii, of CF/88) - articles 1, paragraph 1, 20 and 21 of law 14.182/2021 - mandatory contracting of natural gas and small thermoelectric plants hydroelectric plants;

i) violation of the principle of free competition (article 170, iv, of CF/88) - articles 1, paragraphs 1, 20 and 21 of law 14.182/2021 – mandatory contracting of natural gas thermoelectric plants and small hydroelectric plants;

j) violation of the principle of impersonality and morality of public administration and the duty to motivate administrative acts (article 37, caput, of CF/88) - articles 1, § 1, 20 and 21 of law 14.182/2021 - mandatory contracting from natural gas thermoelectric plants and small hydroelectric plants;

k) violation of the fundamental right to a balanced environment and the principles of environmental protection and integrational equity. prohibition of retrogression in matters of fundamental rights (article 225, caput, and 170, VI, CF/88);

l) unconstitutionality of article 1, paragraphs 9, 10 and 11 of law 14.182/2021, due to immediate installation of the Tucuruí line outside the environmental licensing process and consultation with indigenous communities

(Article 225 of the CF/88)

m) violation of the original right of indigenous peoples to lands traditionally occupied by them (article 231, caput, CF/88);

					Suspension of RFP No. 10/2021 - BNDES, preventing the hiring of CONSÓRCIO GENIAL - TAUIL E CHEQUER	Decree of nullity of RFP No. 10/2021 - BNDES.

•7/29/2021: Quote determined. Afterwards, the request for advance protection will be analyzed.

08/30/2021: Admitted to the Federal Government. The Plaintiff's subpoena on the Union's petition was determined.

06/09/2021: Petition presented by the Plaintiff.

Classificação: Confidencial

AP n° 1062031-24.2021.4.01.3400	VF/DF	Popular Action	Claimants: Fabíola Latino Antezano e Emanuel Mendes Torres Defendant: ANEEL	08/30/2021	Public consultation instituted despite (a) the lack of definition of the physical guarantees of the concession contracts of the Hydroelectric Power Plants, (2) the absence of a Regulatory Impact Analysis (AIR) and the (3) lack of explanation of the urgent reasons for abbreviation of the legal period of 45 days for contributions from interested parties, which gives rise to the violation of elements of the administrative act, such as the purpose and reason (Article 2, of, of Law 4,717/1965).	Immediate suspension of PUBLIC CONSULTATION No. 48/2021, instituted by the ANEEL Board of Directors, to take place between 08/11/2021 and 08/31/2021, and/or its effects.	Nullity of the opening of Public Consultation 48/2021, determining that any new call must respect the minimum period of 45 days.	09/01/2021: citation issued

•	Out-of-court procedures:

Classificação: Confidencial

Process	Body	Type	Parties	Date of filing/starting	Legal bases	Preliminary injunction	Final request	Latest developments / relevant developments	Measures to be taken
CVM	-	Trade (Eletrobras)	-	-	Alleged conflict of interest of the Genial Consortium, contracted within the scope of the execution of Service C for the structuring of the Eletrobras privatization model.	-	-	-	-
TC 018.792/2021-9	TCU Rel. Min. Aroldo Cedraz	Complaint (BNDES)	-	-	Alleged conflict of interest of the Consortium Genial, hired under the scope of execution of Service C for the structuring of the Eletrobras privatization model.	-	-	-	Copies are awaited for analysis.

Classificação: Confidencial

ANNEX III.1.5 – CONTRACTS THAT REQUIRE THE PRIOR CONSENT OF THE COUNTERPARTIES

1.	ELETROBRAS

•	Financial contracts: Counterparty’s consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Four Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$1.100.000.000	April 25, 2019
Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Four Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$2.200.000.000	April 25, 2019
Classificação: Confidencial

Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Four Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$1.000.000.000	April 25, 2019
Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Four Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$700.000.000	April 25, 2019
Private Instrument of Deed of the 3rd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Two Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$1.200.000.000	April 14, 2021
Private Instrument of Deed of the 3rd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Two Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$1.500.000.000	April 14, 2021
Amended and Restated Facility Agreement	Eletrobras	BNP Paribas	$281.000.000,00	May 08, 2008
Credit Facility and Other Agreement	Eletrobras	Banco do Brasil	R$4.000.000.000	August 12, 2014
Credit Facility and Other Agreement	Eletrobras	Caixa Econômica	R$2.500.000.000	August 12, 2014
Classificação: Confidencial

Private Instrument of Debt Assumption and Other Agreements	Amazonas Distribuidora de Energia S.A.	Petrobras	R$8.047.086.369,75	April 30, 2018
Private Instrument of Debt Assumption and Other Agreements signed among themselves, on one side, by Petróleo Brasileiro S.A. - Petrobras, and, on the other, by Centrais Elétricas Brasileiras S.A. – Eletrobras	Eletrobras	Petrobras	R$192.791.862,71	April 30, 2018
Private Instrument of Debt Assumption and Other Agreements signed among themselves, on one side, by Petróleo Brasileiro S.A. - Petrobras, and, on the other, by Centrais Elétricas Brasileiras S.A. – Eletrobras	Eletrobras	Petrobras	R$1.076.359.007,37	April 30, 2018
Trust Deed	Eletrobras	Bonus	$1.750.000.000,00	October 27, 2011
Trust Deed	Eletrobras	Bonus	$750.000.000,00	February 04, 2020
Trust Deed	Eletrobras	Bonus	$500.000.000,00	February 04, 2020

2.	CGT ELETROSUL

•	Concession contracts: ANEEL prior consent.

Classificação: Confidencial

Concession/Authorization Contract	Project	Validity
REA nº 186/2004	Barra do Rio Chapéu SC – Hydroelectric Power Plant	May 05, 2034
Ordinance nº 200/2014	Capão do Inglês RS – Wind Power Plant	May 22, 2049
Ordinance nº 204/2014	Coxilha Seca RS - Wind Power Plant	May 19, 2049
Ordinance nº 746/2010	Wind Power Plant Cerro Chato I RS – Wind Power Plant	August 25, 2045
Ordinance nº 747/2010	Wind Power Plant Cerro Chato II RS - Wind Power Plant	August 25, 2045
Ordinance nº 748/2010	Wind Power Plant Cerro Chato III RS – Wind Power Plant	August 25, 2045
Ordinance nº 192/2014	Galpões RS - Wind Power Plant	May 08, 2049
REA nº 374/2005	João Borges SC – Hydroelectric Power Plant	December 21, 2035
Concession Contract nº 004/2006	Passo São João RS – Hydroelectric Power Plant	August 15, 2041
Concession Contract nº 092/2002	São Domingos MS – Hydroelectric Power Plant	December 11, 2037
Concession Contract nº 001/2007	Governador Jayme Canet Júnior (Mauá / Consortium agreement with Copel) PR – Hydroelectric Power Plant	July 03, 2042
Ordinance nº 304/2008	Candiota Fase C RS – Thermoelectric Power Plant	July 18, 2041
Concession Contract nº 057/2001	Installation extension	January 01, 2043
Concession Contract nº 004/2004	Artonis - LT SSA - Cascavel Oeste	February 18, 2034
Concession Contract nº 010/2005	SC Energia - SE BIG e LTs	March 04, 2035
Concession Contract nº 005/2006	RS Energia - LT CNO – NSR	April 27, 2036
Concession Contract nº 004/2008	LT P. Medici - S. Cruz	March 17, 2038
Concession Contract nº 005/2009	SE Missões	January 28, 2039
Classificação: Confidencial

Concession Contract nº 011/2010	SE Cax 6, SE Nova Petrópolis, SE Ijuí 2, SE Lajeado Grande	October 06, 2040
Concession Contract nº 012/2010	LT Monte Claro – Garibaldi	October 06, 2040
Concession Contract nº 002/2011	SE Foz do Chapecó e LTs	June 16, 2041
Concession Contract nº 004/2012	TSBE incorporada	May 10, 2042
Concession Contract nº 008/2014	SE Ivinhona 2	January 29, 2044

•	Financial contracts: Counterpart consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Bank Credit Bill nº 312.500.823	Eletrosul	Banco do Brasil	R$250,000,000.00	December 06, 2013
Finance contract Through Credit Opening nº 07.2.1061.1	Eletrosul	BNDES	R$183,329,950.00	March 04, 2008
Finance contract Through Credit Opening nº 10.2.1860.1	Eletrosul	BNDES	R$207,000,000.00	March 10, 2011
Finance contract Through Credit Opening nº 13.2.1126.1	Transmissora Sul Brasileira de Energia S.A.	BNDES	R$266,572,000.00	December 12, 2013
Finance contract nº 08.02.0988.1	Eletrosul	BNDES	R$182,416,910.00	April 16, 2019
Finance contract nº 21/00406-4 Through BNDES’ Resources Transfer	Eletrosul	Banco do Brasil	R$182,416,910.00	April 16, 2019
Subloan Contract – Destined to the Wind Complex Livramento - Entorno II’s Execution	Eletrosul	Caixa Econômica Federal	$US 73,027,497.12 $280,505,919.20	July 12, 2018
Classificação: Confidencial

Private Instrument of Deed of the 1st Issuance of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil - Eletrobrás CGT Eletrosul’s Not Convertible into Shares, Unsecured and Simple Debentures, in One Series, for Public Distribution With Restrict Efforts	CGT Eletrosul	Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários	R$300,000,000.00	November 13, 2020

3.	CHESF

•	Concession contracts: ANEEL prior consent.

Classificação: Confidencial

Concession/Authorization Contract	Project	Validity
Concession Contract nº 006/2004-ANEEL	UHE Paulo Afonso I (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Paulo Afonso II (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Paulo Afonso III (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Paulo Afonso IV (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Apolônio Sales (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Boa Esperança (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Luiz Gonzaga (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Xingó (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Funil (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Pedra (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Sobradinho (According to the 3rd Additional Term to the Concession Contract 006/2004-ANEEL)	February 10, 2052
	PCH Curonas	November 27, 2024
Ordinance nº 220/2014-MME	EOL Casa Nova II	May 26, 2049
Ordinance nº 225/2014-MME	EOL Casa Nova III	May 28, 2049
REA nº 7907/2019	EOL Casa Nova A	June 26, 2054
REA nº 9743/2021	EOL Acauã	April 11, 2049
REA nº 9744/2021	EOL Angical 2	April 11, 2049
REA nº 9745/2021	EOL Arapapá	April 11, 2049
REA nº 9746/2021	EOL Caititu 2	April 11, 2049
Ordinance nº 177/2014-MME	EOL Caititu 3	April 29, 2049
Classificação: Confidencial

REA nº 9748/2021	EOL Carcará	April 22, 2049
REA nº 9750/2021	EOL Corrupião 3	Abril 29, 2049
REA nº 9753/2021	EOL Teiú 2	April 11, 2049
REA nº 9749/2021	EOL Coqueirinho 2	May 27, 2049
REA nº 9751/2021	EOL Papagaio	May 26, 2049
REA nº 9752/2021	EOL Tamanduá Mirim 2	June 25, 2049
Concession Contract nº 004/2010-02	LT São Luiz II - São Luiz III 230 kV - C2 SE Pecém II - 500/230 kV SE Aquiraz II - 230/69 kV	July 12, 2040
Concession Contract nº 008/2011-02	SE J. CamaraIII
SE Campina Grande III
SE Ceará MirimII
LT 500kV Ceará Mirim II - João Câmara II
LT 500kV Ceará Mirim - Campina Grande III
LT 230kV Ceará Mirim II - Extronoz
	LT 230kV Campina Grande III - Campina Grande II	October 13, 2041
Concession Contract nº 005/2008	LT Jardim - Penedo 230kV SE Penedo 230/69kV	March 17, 2038
Concession Contract nº 005/2012	LT Jardim - Nossa Senhora do Socorro, CD, 230 kV
LT Messias - Maceió II, CD, 230 kV
SE Nossa Senhora do Socorro 2, 230/69 kV x 150 MVA
SE Maceió II, 230/69 kV, 2x200 MVA
	SE Poções II, 230/138kV, 2x100 MVA	May 10, 2042
Concession Contract nº 006/2009	SE Suape II - 500/230 kV (600 MVA) SE Suape III - 230/69 kV (200 MVA)	January 28, 2039
Concession Contract nº 007/2005	LT Milagres – Tauá	March 04, 2035
Concession Contract nº 007/2010	SE Camaçari IV - 500/230 kV	July 12, 2040
Classificação: Confidencial

Concession Contract nº 008/2005	LT Milagres - Coronas C2	March 04, 2035
Concession Contract nº 009/2011	Basic Grid installations: LT Morro do Chapéu – Irecê, CS, 230 kV and Substation Morro do Chapéu 230 kV. ICG: Voltage converter 230/69 kV, 150 MVA on SE Morro do Chapéu; SE Morro do Chapéu 69 kV.	October 13, 2041
Concession Contract nº 010/2007	LT Ibicoara - Brumado II - 230 KV	June 14, 2037
Concession Contract nº 010/2011	Basic Grid installations:
LT Paraíso – Lagoa Nova, CS, on 230 kV;
Substation lagoa Nova, 230 kV; and
Substation Ibiapina 230 kV.
ICG:
Voltage converters 230/69 kV 2x150 MVA on SE Lagoa Nova
Voltage converters 230/69 kV 2x100 MVA on SE Ibiapina;
SE Lagoa Nova 69 kV;
	SE Ibiapina 69 kV.	October 13, 2041
Concession Contract nº 012/2007	LT Picos - Tauá - 230 kV LT Paraíso Açu II - 230 kV	June 14, 2037
Concession Contract nº 013/2010	SE Arapiraca III	October 06, 2040
Concession Contract nº 014/2008	LT 230 kV Eunápolis - Teixeira de Freitas II C1, SE Teixeira de Freitas II and associated installations on SE Eunápolis.	October 16, 2038
Concession Contract nº 014/2010	SE Pólo	October 06, 2040
Classificação: Confidencial

Concession Contract nº 017/2009	LT Pau Ferro - Santa Rita II - 230kV LT Paulo Afonso III - Zebu - 230kV SE Santa Rita II - 230/69kV SE Zebu - 230/69kV SE Natal III - 230/69kV	August 03, 2039
Concession Contract nº 017/2011	LT Teresina II - Teresina III, CD, on 230 kV SE Teresina III on 230/69 kV	December 09, 2041
Concession Contract nº 017/2012	SE Mirueira II, on 230/69 kV, 2 x 150 MVA; SE Jaboatão II, on 230/69 kV, 2 x 150 MVA	June 01, 2042
Concession Contract nº 018/2009	LT Eunápolis - Teixeira de Freitas II C2 - 230 kV	August 03, 2039
Concession Contract nº 018/2012	LT Mossoró II - Mossoró IV, CS, on 230 kV; LT Ceará-Mirim II - Touros, CS, on 230 kV; LT Russas - Banabuiu C2, CS, on 230 kV; SE Touros, 230 kV; and, SE Mossoró IV, 230 kV.	June 01, 2042
Concession Contract nº 019/2010	LT Paraíso - Açu II, 3º CS, on 230 kV LT Açu II – Mossoró II 2º CS, on 230 kV LT Extronoz II – João Câmara CS, on 230 kV SE Extronoz II, 230 kV SE João Câmara, 230 kV	November 23, 2040
Concession Contract nº 019/2012	LT Igaporã II - Igaporã III C1, CS, 230 kV;
LT Igaporã II - Igaporã III C2, CS, 230 kV;
LT Igaporã III - Pindaí II, CS, 230 kV;
SE Igaporã III, on 500/230 kV, (6+1) x 250 MVA; and,
	SE Pindaí II, 230 kV.	June 01, 2042
Concession Contract nº 020/2010	LT Igaporã - Bom Jesus da Lapa II, CS, on 230 kV SE Igaporã 230 kV	November 23, 2040
Concession Contract nº 021/2010	LT Sobral III - Acaraú II, CS 230 kV SE Acaraú II 230 kV	November 23, 2040
Concession Contract nº 061/2001	Many Projects (Resolution n°166/2000 Installations of the São Francisco hidroeletric power plant’s basic grid)	January 01, 2043

Classificação: Confidencial

•	Financial contracts: Counterparty consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Bank Credit Bill nº 002541064	CHESF	Banco Safra	R$200,000,000.00	August 31, 2018
Bank Credit Bill No. 15.3515.763.0000002-97	CHESF	Caixa Econômica Federal	R$200,000,000.00	August 31, 2016
Finance contract Through Credit Opening nº 13.2.1148.1 Withe the Consent of a Third Party	CHESF	BNDES	R$727,560,000.00	December 30, 2013
Finance contract Through Credit Opening nº 13.2.1149.1 Withe the Consent of a Third Party	CHESF	BNDES	R$475,454,000.00	December 30, 2013

4.	ELETRONUCLEAR

•	Concession contracts: ANEEL prior consent.

Concession/Authorization Contract	Project	Validity
Resolution n°258/2019	Angra 1	December 18, 2024
Resolution n°200/2016	Angra 2	June 14, 2041
Classificação: Confidencial

Resolution n°77/2010 and LI nº 591/2009 - 2ª Retificação - Angra 3	Angra 3	Still not granted[56]

•	Financial contracts: Counterparty consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Finance contract Through Credit Opening nº 10.2.2032.1	Eletronuclear	BNDES	R$6.146.256.000,00	February 23, 2011
Finance contract nº 0410.35127/13	Eletronuclear	Caixa Econômica	R$3.800.000.000,00	June 28, 2013

5.	FURNAS

•	Concession Contracts: ANEEL prior consent.

Concession/Authorization Contract	Project	Validity
Concession Contract nº 010/2000	UHE Manso (Consórcio APM Manso)	February 10, 2035]

56        According to the information provided until the Cutoff Date, the Angra 3 power plant is being designed to operate for forty (40) years (lifespan), with the counting start date being November 30, 2026.

Classificação: Confidencial

Concession Contract nº 004/2004	UHE Corumbá I	December 31, 2042
	UHE Luiz Carlos B. de Carvalho	December 31, 2042
	UHE Funil	December 31, 2042
	UHE Furnas	December 31, 2042
	UHE Itumbiara	December 31, 2042
	UHE Marimbondo	December 31, 2042
	UHE Mascarenhas de Morais	January 29, 2024
	UHE Porto Colômbia	December 31, 2042
	UTE Campos	July 26, 2027
	UTE Santa Cruz	July 07, 2015[57]
Concession Contract nº 005/2004	UHE Serra da Mesa	September 30, 2040
Concession Contract nº 002/2006	UHE Batalha	August 15, 2041
Concession Contract nº 003/2006	UHE Simplício	August 15, 2041
Concession Contract nº 34/2001	Interconnection Sul – Sudeste Expansion	May 09, 2031
Concession Contract nº 62/2001	Public Service Transmission Concession	December 04, 2042
Concession Contract nº 006/2005	LT Macaé/Campos	March 04, 2035
Concession Contract nº 007/2006	LT Tijuco Preto/Itapeti and Itapeti/Nordeste	April 27, 2036

57        According to the information provided until the Cutoff Date, the UTE Santa Cruz’s Bestowal extension is on ANEEL’s final assessment phase.

Classificação: Confidencial

Concession Contract nº 003/2009	LT Bom Despacho/Ouro Preto	January 28, 2039
Concession Contract nº 006/2010	LT Mascarenhas/Linhares	July 12, 2040
Concession Contract nº 014/2011	LT Xavantes/Pirineus	December 09, 2041
Concession Contract nº 016/2012	SE Zona Oeste	May 10, 2042

•	Purchase agreement of energy signed on a free contracting environment: Counterparty consent. However, the Service B Legal Audit Report does not indicate the relation of the contracts in question.

•	Financial contracts: Counterparty consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Bank Credit Bill N 306.401.091	Furnas	Banco do Brasil	R$750,000,000.00	November 08, 2012
Bank Credit Bill No CCB241/20	Furnas	Banco BTG .	R$420,000,000.00	July 02, 2020
Bank Credit Bill No. 306.401.173	Furnas	Banco do Brasil	R$400,000,000.00	January 10, 2014
Financing contract Through Credit Opening N 07.2.0953.1	Furnas	BNDES	R$1,034,410,400.00	March 10, 2008
Financing contract Through Credit Opening No. 10.2.0625.1 With the Consent of Third Parties	Furnas	BNDES	R$224,000,000.00	August 31, 2010
Classificação: Confidencial

Financing contract Through Credit Opening No. 13.2.1383.1	Furnas	BNDES	R$441,296,000.00	May 05, 2014
Financing contract No. 0473.152-33	Furnas	Caixa Econômica	R$530,000,000.00	December 16, 2016
Private Instrument of Deed of the 1st Issuance of Furnas - Centrais Elétricas S.A. Non-Convertible into Shares, Unsecured, Simple and with Surety Additional Guarantee Debentures, in Two Series, for Public Distribution With Restrict Efforts	Furnas	Planner	R$1,250.000.000.00 Series 1: $450.000,000.00 Series 2: $550,000,000.00 Placement best efforts regime + $250,000,000.00 provided by the Leader Coordinator	November 15, 2019

6.	ELETRONORTE

•	Concession contracts: ANEEL prior consent.

Concession/Authorization Contract	Project	Validity
Concession Contract nº 007/2004-ANEEL	UHE Tucuruí	August 30, 2024
	UHE Curuá-Uma	May 08, 2038
Concession Contract nº 002/2012-ANEEL	UHE Coaracy Nunes	December 31, 2042
Concession Contract nº 005/2011-ANEEL	UHE Samuel	September 14, 2029
Classificação: Confidencial

REA nº 5.682/2016	UTE Araguaia	Undetermined
REA nº 1.018/2007	UTE Senador Arnon Afonso Farias de Mello (previous UTE Floresta)	Undetermined
Decree nº 79.321/1977	UHE Balbina	March 01, 2027
REA nº 4.244/2013	UTE Aparecida	July 06, 2030
REA nº 4.950/2014	UTE Mauá 3	November 27, 2044
REA nº 6.883/2018	UTE Anamã	November 30, 2030
REA nº 6.883/2018	UTE Anori	November 30, 2030
REA nº 6.883/2018	UTE Caapiranga	November 30, 2030
REA nº 6.883/2018	UTE Codajás	November 30, 2030
Concession Contract of Transmission nº 058/2001-ANEEL	Basic Network Transmission – Numerous facilities	January 01, 2043
Concession Contract of Transmission nº 007/2008-ANEEL	LT São Luís 2 - São Luís 3 230kV SE São Luís 3 230/69kV	March 17, 2038
Concession Contract of Transmission nº 001/2009-ANEEL	LT Ribeiro Gonçalves - Balsas - 230 kV SE Ribeiro Gonçalves - 500/230/69 kV SE Balsas 230/69 kV	January 28, 2039
Concession Contract of Transmission nº 002/2009-ANEEL.	SE Miranda II - 500/230 kV (450 MVA)	January 28, 2039
Classificação: Confidencial

Concession Contract of Transmission nº 010/2009-ANEEL	SE Coletora Porto Velho 500/230kV 2 Conversion stations CA/CC/CA Back-to-Back 400MW LT Porto Velho Collectors - Porto Velho - C1 e C2 - 230kV	February 26, 2039
Concession Contract of Transmission nº 012/2009-ANEEL	Rectifying Station nº 01 CA/CC - 500/±600 kV - 3150 MW – Inversion Station nº 01 CC/CA ±600/500 kV - 2950 MW	February 26, 2039
Concession Contract of Transmission nº 021/2009-ANEEL	LT Jauru - Vilhena - Pimenta Bueno - Ji-Paraná - Ariquones - Samuel - Porto Velho - C3 - 230kV	November 19, 2039
Concession Contract of Transmission 022/2009-ANEEL	LT Porto Velho - Abunã - Rio Branco - C2 - 230kV	November 19, 2039
Concession Contract of Transmission nº 009/2010-ANEEL	LT Jorge Teixeira - Lechuga (ex-Cariri) - 230 kV	July 12, 2040
Concession Contract of Transmission nº 004/2011-ANEEL	SE Lucas do Rio Verde 230/138 kV	July 28, 2041
Concession Contract of Transmission nº 012/2011-ANEEL	SE Miramar on 230/69 kV SE Tucuruí on 230/138 kV	December 09, 2041
Concession Contract of Transmission nº 013/2011-ANEEL	SE Nobres on 230/138 kV	December 09, 2041
Concession Contract of Transmission nº 014/2012-ANEEL	LT Lechuga - Jorge Teixeira, C3, 230 kV SE Lechuga, 230/138 kV 3x150 MVA	May 07, 2042

Classificação: Confidencial

•	Purchase agreement signed on a free contracting environment: Counterparty consent. However, the Service B Legal Audit Report does not indicate the relation of the contract in question.

•	Financial contracts: Counterparty consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Banknote to Bank Credit Bill	Eletronorte	Banco Bradesco	R$1.000.000.000,00	March 19, 2021
Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas do Norte do Brasil S.A. Eletronorte’s Not Convertible into Shares, Unsecured and Simple Debentures, in One Series, for Public Distribution With Restrict Efforts	Eletronorte	Banco Bradesco and Banco Santander	R$750.000.000,00	November 12, 2020
Bank Credit Bill	Eletronorte	Banco do Brasil	R$405.262.211,32	June 07, 2018
Classificação: Confidencial

ANNEX III.2.13–CPPI RESOLUTION DRAFT

RESOLUTION Nº [●], DATED [●] 2021

Approves the operational form, adjustments and conditions for the privatization of Centrais Elétricas Brasileiras S.A. - ELETROBRAS, as part of the National Privatization Program - PND.

THE COUNCIL OF THE INVESTMENT PARTNERSHIPS PROGRAM, in the use of the powers conferred on it by Law No. 13,334, dated September 13, 2016, and in view of the provisions of Law No. 14,182, dated July 12, 2021, in arts. 6, item II, and 28 of Law No. 9,491 dated September 9, 1997, in art. 10, item II, of Decree No. 2.594, dated May 15, 1998, in Decree No. 10.670, dated April 8, 2021, and in Resolution No. 176, dated April 27, 2021, RESOLVES:

Art. 1 This Resolution approves the operational form, adjustments and additional conditions for the privatization of Centrais Elétricas Brasileiras S.A. - ELETROBRAS, as part of the National Privatization Program - PND, under the provisions of art. 6, item II, of Law No. 9,491 of September 9, 1997, of art. 3, § 1, of Law No. 14,182, of July 12, 2021, and art. 10, item II, of Decree No. 2,594, of May 15, 1998.

Art. 2 Pursuant to art. 33, item II, of Decree No. 2.594, of 1998, the privatization will be carried out through the procedure provided for in this Resolution and in Resolutions No. 167, dated March 16, 2021, and 176, dated April 27, 2021.

Art. 3 The privatization will be carried out in the operational form provided for in art. 4, item III, of Law No. 9,491, dated September 9, 1997, and in § 1 of art. 1 of Law No. 14.182, dated July 12, 2021, through a global public offering (“Global Public Offering”) which will comprise the primary public distribution (“Primary Offering”) of common shares, simultaneously, in Brazil (“Brazilian Public Offering”) and abroad (“International Offering”), and which shall comply with the rules established by the Brazilian Securities and Exchange Commission - CVM in relation to the domestic market and the relevant rules for operations of this type in the international market.

§ 1 If the Primary Offering referred to in the main section of this article is not sufficient to dilute the direct and indirect interest of the Federal Government to a percentage equal to or inferior to 45% (forty-five percent) of ELETROBRAS’ voting capital, it within the scope of the Offering Global Public itself, a secondary public offering of common shares owned by the Federal Government or by a company directly or indirectly controlled by it (“Secondary Offering”) shall be made, as provided for in art. 4, item I, of Law No. 9,491, of 1997, and in art. 1, § 2, of Law No. 14,182, of 2021.

Classificação: Confidencial

§ 2 For purposes of calculating the direct and indirect interest of the Federal Government in the voting capital of ELETROBRAS, the shares with voting rights held by the Federal Government, companies directly or indirectly controlled by the Federal Government and funds in which the Federal Government holds, directly or indirectly, most quotas.

§3 The participation in the Global Public Offering, as acquirers, of body(ies) and entity(ies) which are part of the direct, indirect or foundational Federal Public Administration, as well as of the funds in which the Federal Government directly holds or indirectly, most of the quotas, and also of any of the arms of the Federal Government, shall not be allowed.

Art. 4 The Primary Offering shall be composed of ordinary shares in an amount which represents a financial amount equivalent to R$ 23,218,488,754.73 (twenty-three billion, two hundred and eighteen million, four hundred and eighty-eight thousand, seven hundred and fifty-four reais and seventy-three cents).

Sole Paragraph. The average closing price of shares of the same class in the last 15 (fifteen) days prior to the date of public disclosure of the preliminary prospectus shall be considered to estimate the number of common shares to be issued, (“Launch of the Offering”).

Art. 5 The National Bank for Economic and Social Development - BNDES, as Manager of the National Privatization Fund - FND, will represent the Federal Government in the Global Public Offering in the following acts:

I - issuance and execution of the Global Public Offering Documents, as defined in art. 13;

II - adhesion to the Coordinators contract(s), as defined in art. 6, § 1; and

III - execution of the bid stabilizing agreement and stock loan agreement with the bid stabilizing agent, pursuant to the provisions of art. 7, § 3.

Single paragraph. When requested by BNDES, the Federal Government shall confirm, by official letter issued by the competent body, if information, representations or warranties to be provided in the Global Public Offering Documents are true and correct.

Art. 6 In the hypothesis described in § 1 of art. 3, the sale of common shares within the Secondary Offering will be carried out in an amount that, considering the number of shares in the Primary Offering, reduces the Federal Government's interest, directly and indirectly, to 45% (forty-five) percent in ELETROBRAS' voting capital stock.

§ 1 In order to carry out the Secondary Offering, the Federal Government shall adhere to the Global Public Offering Coordinators (“Coordinators”) contract executed by ELETROBRAS.

§ 2 Participation in the Secondary Offering, as selling shareholders of common shares, of companies directly or indirectly controlled by the Federal Government, will be allowed, provided that it is previously authorized by this Council.

§3 The commission due to Coordinators and expenses related to the Global Public Offering, if any, shall be divided among Eletrobras and the shareholders taking part of the Secondary Offering, including the Federal Government, if applicable, in the proportion of the shares issued and transferred, respectively.

Classificação: Confidencial

Art. 7 The number of shares in the Global Public Offering may be increased by up to 35% (thirty-five percent) in relation to the amount initially offered according to the Global Public Offering Documents, as follows:
I - up to 15% (fifteen percent) referred to as “Over-Allotment Shares”, pursuant to the provisions of art. 24 of the CVM Instruction No. 400, of December 29, 2003, with the exclusive purpose of stabilizing share prices; and

II- up to 20% (twenty percent) referred to as “Additional Shares”, pursuant to the provisions of § 2 of art. 14 of the CVM Instruction No. 400, of 2003, if there is an excess of demand.

§ 1 The shares referred to in items I and II in the main section of this article may be sold in a primary offering, secondary offering or a combination of the former and the latter.

§ 2 The price stabilization services will take place during a period of 30 (thirty) days from the beginning of the trading of the shares object of the Global Public Offering.

§ 3 The Federal Government is authorized to enter into a bid stabilizing agreement and a stock loan agreement with a bid stabilizing agent under conditions usually practiced in this type of operation.

Art. 8 The Brazilian Public Offering will consist of Priority Offering to Shareholders, Priority Offering to Employees and Retirees, Retail Offering and Institutional Offering.

§ 1 The Priority Offering to Shareholders will be destined to all common and preferred shareholders of ELETROBRAS, pro rata to their participation in the capital stock, except for those mentioned in § 3 of art. 3.

§ 2 The Priority Offering to Employees and Retirees will be intended for employees and retirees of ELETROBRAS and its subsidiaries, i.e., as companies in which ELETROBRAS holds, directly or indirectly, the majority of the voting capital stock (“Employees and Retirees” ).

§ 3 The provisions of § 2 do not apply to employees and retirees of Itaipu Binacional and Eletrobras Termonuclear S.A. (“Eletronuclear”).

§ 4 The Retail Offering will be aimed at individuals resident and domiciled in Brazil, who may acquire common shares directly (“Retail Investors - Individuals”) or, indirectly, through investment in shares of Mutual Privatization Funds- FGTS (“FMPs-FGTS”) created for the acquisition of common shares within the Brazilian Offering (“Retail Investors - Funds”) which, together with Individual Retail Investors, are the “Retail Investors”.

§ 5 The FMPs-FGTS can be created, with standard regulations previously drafted by BNDES and authorized by CVM, for the acquisition of common shares in the Brazilian Offering with funds available in the dedicated account of the Guarantee Fund for Employees - FGTS, called “ FMP-ELET”, or with funds transferred from investments previously existing in other FMP-FGTS, called “Transitional FMP-ELET”.

§ 6 Retail Investors are subject to the following limits:

Classificação: Confidencial

I - the minimum amount applicable to Retail Investors - Individuals is R$ 1,000.00 (one thousand reais) per investor, provided financial institutions are allowed to accept smaller amounts;

II - the maximum amount to be invested by Retail Investors - Individuals for the purchase of common shares is R$ 1,000,000.00 (one million reais) per investor;

III - the minimum amount for the acquisition of quotas of FMPs-ELET and/or Transitional FMPs-ELET is R$ 200.00 (two hundred reais) per investor, which may accept lower amounts; and

IV - the maximum amount allowed for the acquisition of FMPs-ELET quotas is the equivalent of 50% (fifty percent) of the then-current balance available in each FGTS dedicated account, on the date the option is exercised, as authorized by art. 20, XII, of Law No. 8,036, dated May 11, 1990, deducting, in accordance with applicable legislation and regulations, the amounts previously applied in FMPs that have not returned to the FGTS dedicated account.

§ 7 The provisions of item IV of § 6 do not apply to the acquisition of quotas of Transitional FMPs-ELET.

§ 8 The Institutional Offering will be aimed at the demand of individuals above the limits established in item II of § 6, of legal entities and other entities that may participate in the Brazilian Offering (“Institutional Investors”).

Art. 9. The allocation of common shares effectively distributed in the Global Public Offering shall comply, in addition to an equitable criterion to be defined by the Coordinators, to the following:

I - the Priority Offering to Shareholders will be carried out in order to ensure ELETROBRAS shareholders maintain their interest in the total share capital, subject to the restriction defined in § 3 of art. 3 (“Priority Allocation to Shareholders”);

II – 10% (ten percent) of the Global Public Offering will be allocated to the Priority Offering to Employees and Retirees (“Priority Allocation to Employees and Retirees”);

III - each Individual Retail Investor will be guaranteed a minimum allocation of BRL 5,000.00 (five thousand reais) (“Minimum Retail Allocation”) before any possible apportionment is made, subject to compliance with items I and II;

IV - the maximum amount of R$ 6,000,000,000.00 (six billion reais) referred to in art. 10 of this Resolution shall be allocated to the share purchase by FMP-ELET and Transitional FMP-ELET (“FMPs Allocation”), except as set forth in items I, II and III; and

V - the common shares that have not been sold in the Priority Allocations to Shareholders, Priority Allocation to Employees and Retirees, Minimum Retail Allocation and FMPs Allocation shall remain shall be allocated to for Individual Retail Investors, for the Institutional Offering and International Offering.

Classificação: Confidencial

§ 1 If the reservation requests made by ELETROBRAS employees and retirees exceed the Priority Allocation to Employees and Retirees, a proportional apportionment of shares among these investors will be carried out, considering the reservation request of each investor.

§ 2 If the total number of reserve requests from Retail Investors - Funds exceeds the BRL 6,000,000,000.00 (six billion reais) provided for in item IV, a proportional apportionment of shares among these investors will be carried out, considering the reservation request of each of the investors.

Art. 10. The payment of shares in the Retail Offering with funds from the Government Severance Indemnity Fund – FGTS is authorized by the FMPs-FGTS, as provided for in § 6 of art. 20 of Law No. 8,036, dated May 11, 1990, up to the maximum amount of R$ 6,000,000,000.00 (six billion reais).

Art. 11. The following adjustments and conditions for privatization are approved, without prejudice to those already provided for in Law No. 14,182, of 2021:

I - amendment to ELETROBRAS' Bylaws, to:

a) prohibit any shareholder or group of shareholders from exercising votes in a volume greater than 10% (ten percent) of the number of shares into which ELETROBRAS' voting capital is divided;

b) prohibit the execution of shareholders' agreements for the exercise of voting rights, except for the formation of voting blocs with a number of votes lower than the limit of letter “a”;

c) create special class preferred share, to be held exclusively by the Federal Government, pursuant to §7 of art. 17 of Law No. 6.404, of 1976, which will grant the power of veto in corporate resolutions related to the matters dealt with in sub items “a” and “b”;

d) establish that any shareholder or group of shareholders that directly or indirectly exceed, in total, 50% (fifty percent) of the voting capital stock and that does not return to a level lower than such percentage within 120 (one hundred and twenty) days, carry out a Public Offering for Acquisition, for a price at least 200% (two hundred percent) higher than the highest quote of common shares in the last 504 (five hundred and four) trading sessions, updated by the SELIC rate;

e) establish that any shareholder or group of shareholders that directly or indirectly exceed, in total, 30% (thirty percent) of the voting capital stock and that does not return to a level lower than such percentage within 120 (one hundred and twenty) days, carry out a Public Offering for Acquisition, for a price at least 100% (one hundred percent) higher than the highest quote of common shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody - SELIC;

f) establish authorized capital, pursuant to art. 168 of Law No. 6.404, of 1976, allowing the capital stock of ELETROBRAS to be increased in an amount, at least, sufficient to make up the amount necessary to carry out the Primary Offering, also considering the possibility of distributing the Over-allotment Shares and the Additional Shares; and

Classificação: Confidencial

g) provide for the absence of preemptive rights of shareholders for the subscription of the primary portion of the Offering, pursuant to art. 172, main section of this article and item I, of Law nº 6.404, of 1976;

II - execution of a transfer agreement of the entire interest held by ELETROBRAS in the capital stock of Itaipu Binacional to Empresa Brasileira de Participações em Energia Nuclear e Binacional SA (“ENBPar”), in consideration of payment of R$ 1,390,648,213.84 (one billion, three hundred and ninety million, six hundred and forty-eight thousand, two hundred and thirteen reais and eighty-four cents), equivalent to US$ 252,459,555.20 (two hundred and fifty-two million, four hundred and fifty-nine thousand, five hundred and fifty-five US dollars and twenty cents) on October 8, 2021, corrected by the variation of the US dollar exchange rate, and, with a condition precedent clause conditioning its effectiveness to the settlement of the Global Public Offering;

III - performance, by ELETROBRAS, of capital contributions in the amount of R$ 1,417,464,016.00 (one billion, four hundred and seventeen million, four hundred and sixty-four thousand and sixteen reais) to Eletronuclear, through new advances for future capital increase between October 2021 and January 2022, to be afterwards converted into capital stock, as provided for in item V, sub item “b”;

IV - issuance, by Eletronuclear, of 313,956.387,006 (three hundred and thirteen billion, nine hundred and fifty-six million, three hundred and eighty-seven thousand and six) new common shares, in the total amount of BRL 7,550,219,313.25 (seven billion, five hundred and fifty million, two hundred and nineteen thousand, three hundred and thirteen reais and twenty-five cents), and 87,911,226,348 (eighty-seven billion, nine hundred and eleven million, two hundred and twenty-six thousand, three hundred and forty-eight) preferred shares, in the total amount of R$ 2,114,144,086.54 (two billion, one hundred and fourteen million, one hundred and forty-four thousand, eighty-six reais and fifty-four cents), provided that a part of the total issuance price, in the amount of R$ 2,631,683,738.33 (two billion, six hundred and thirty-one million, six hundred and eighty-three thousand, seven hundred and thirty-eight reais and thirty-three cents) will be allocated to the formation of the capital reserve to be used for the payment of the total accumulated priority dividends of the preferred shares issued by Eletronuclear, pursuant to item VIII, while the remaining amount will be allocated to the share capital account;

V - subscription, by ELETROBRAS, of 168,267,426,817 (one hundred and sixty-eight billion, two hundred and sixty-seven million, four hundred and twenty-six thousand, eight hundred and seventeen) common shares and 87,869,086,983 (eighty-seven billion, eight hundred and sixty-nine million, eighty-six thousand, nine hundred and eighty-three) preferred shares among those referred to in item IV, in the total amount of R$ 6,159,730,884.15 (six billion, one hundred and fifty-nine million, seven hundred and thirty thousand, eight hundred and eighty-four reais and fifteen cents), and the respective payment must take place on the settlement date of the Global Public Offering, as follows:

(a) BRL 2,626,438,827.53 (two billion, six hundred and twenty-six million, four hundred and thirty-eight thousand, eight hundred and twenty-seven reais and fifty-three cents), using primarily the credits related to priority dividends accrued against Eletronuclear, pursuant to item VIII;

(b) BRL 3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advances for future capital increase made by ELETROBRAS to Eletronuclear until January of 2022, and

Classificação: Confidencial

(c) in national currency, with respect to the remaining amount;

VI - assignment, by ELETROBRAS to ENBPar, free of charge, of the preemptive right to subscribe for part of the shares issued pursuant to item IV, in a volume equivalent to BRL 3,500,000,000.00 (three billion and five hundred million reais), corresponding to 145,538,468,345 (one hundred and forty-five billion, five hundred and thirty-eight million, four hundred and sixty-eight thousand, three hundred and forty-five) common shares;

VII - exercise, by ENBPar, of the preemptive right assigned to it under the terms of item VI, the payment of which must take place on the date of settlement of the Global Public Offering, in national currency;

VIII – approval of the distribution, by Eletronuclear, of all the minimum dividends to which the preferred shares are entitled, to be paid to the capital reserve account, accumulated until the statutory amendment provided for in item IX, updated by the SELIC rate from the closing date of the fiscal year to which the dividends in question refer, pursuant to §4º of art. 1 of Decree No. 2,673, of 1998;

IX - modification of the rights of preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum dividends, which shall grant priority to capital reimbursement;

X - approval, by the General Meeting of Eletronuclear, of a program for the optional conversion of common shares issued by it into preferred shares, at a ratio of 1:1, subject to the limit provided for in § 2 of art. 15 of Law No. 6,404, of 1976, provided that, this purpose, the effective subscription of the common shares to be issued as per item IV shall be taken into account;

XI - adhesion, by ELETROBRAS, to the optional conversion program referred to in item X, including the largest volume of common shares held by ELETROBRAS that are possible, within the applicable limit;

XII - execution, between ELETROBRAS and ENBPar, of an investment agreement providing for, at least:

(a) the obligations of the parties to take part in the raising of new financing for Angra 3, as onlendings through loans to Eletronuclear and guarantors, in proportion to their interest in the capital stock, subject to the existing guarantees; and

(b) the composition of a special bidding commission for Angra 3, with autonomy in the selection of suppliers of goods and services, including financial ones, to make the project feasible, the members of which shall be appointed by the parties with equality, 2 (two) appointed by ENBPar, of which the at least 1 (one) must be an employee or manager of Eletronuclear, 2 (two) members appointed by ELETROBRAS and 1 (one) independent member, chosen by mutual agreement between ELETROBRAS and ENBPar;

XIII - execution, between ELETROBRAS and ENBPar, of an Eletronuclear shareholders' agreement to regulate the governance of this company, providing for, at least, the number of members appointed by the shareholders in the main collegial bodies of Eletronuclear, as well as the existence of the special commission from the bidding provided for in subparagraph “b” of item XII until the conclusion of the implementation of the Angra 3 Power Plant;

Classificação: Confidencial

XIV - continuity of management by ELETROBRAS, for a transition period of up to 12 (twelve) months, counted from the date of settlement of the Global Public Offering, of the sale contracts under the Incentive Program for Alternative Sources of Electric Energy (“PROINFA”), administration of the current account called the National Electric Energy Saving Program (“Procel”), from financing contracts that use funds from the Global Reversion Reserve (“RGR”), from the More Power to Amazon and Power for All programs and from the administration of the Federal Government's assets provided for in Decree-Law no. 1,383, of December 26, 1974;

XV - execution, between ELETROBRAS and ENBPar, of a contract that regulates the operational transition of the management of activities and assignment of contracts referred to in item XIV, as well as the undertaking, by ELETROBRAS, free of charge, of a commitment to provide support and advice to ENBpar for the management of these activities, including staff training, availability of databases and information;

XVI - transfer, by ELETROBRAS to Eletronuclear, of the ownership of the quotas of the Decommissioning Fund of nuclear plants, provided for in National Economic Policy Council - CNPE Resolution No. 8, of September 17, 2002, with the setting off of the obligations of transfer of associated resources between companies; and

XVII - compliance, by ELETROBRAS, with the conditions set forth in CNPE resolutions that regulate the provisions of arts. 1, 2, 4 and 5 of Law No. 14,182, of 2021;

§ 1 The statutory changes provided for in sub items “a”, “b”, “c”, “d” and “e” of item I of the main section of this article shall comply with the provisions of § 6 of art. 3 of Law No. 14,182, of 2021, and will enter into force only after the settlement of the Global Public Offering, pursuant to § 2 of art. 3 of the aforementioned Law.

§ 2 The statutory changes provided for in items “f” and “g” of item I of the main section must comply with the provisions of § 6 of art. 3 of Law No. 14,182, of 2021, and will enter into force after their approval by the general shareholders’ meeting of ELETROBRAS.

§ 3 The Articles of Association of ELETROBRAS shall provide, in order to comply with the rule set forth in sub item “f” of item I of the main section of this article, that the body with powers to resolve on the capital increase, including determining the issue price of shares to be offered in the market, will be the company's board of directors.

§ 4 The provisions of sub items “d” and “e” of item I of the main section of this article shall not apply to the effective, direct or indirect, interest of the Federal Government in the voting capital stock of ELETROBRAS on the date the amendment to Eletrobras’ Articles of Association takes effect, but it will be applicable if, in the future, after a reduction, its interest increases and exceeds the percentages of 50% (fifty percent) or 30% (thirty percent) of ELETROBRAS' voting capital stock, respectively.

§ 5 The corporate restructuring acts provided for in items II, IV to VI and VIII to XIII of the main section of this article shall be subject to the approval of ELETROBRAS shareholders at a general meeting, based on item I of art. 3 of Law No. 14,182, of 2021, regarding which the Federal Government shall abstain from voting; and the effects of such resolutions, as well as the effects of the act described in item VII, shall be suspended and subject to the settlement of the Global Public Offering, pursuant to art. 125 of Law No. 10,406, of 2002, and § 2 of art. 3 of Law No. 14.182, of 2021.

Classificação: Confidencial

§ 6 The corporate acts provided for in items XIV to XVII of the main section of this article shall be approved at the general shareholders’ meeting of ELETROBRAS, in compliance with the provisions of § 2 and § 6 of art. 3 of Law No. 14.182, of 2021.

§ 7 The ELETROBRAS General Shareholders' Meeting that approves the adjustments and conditions listed in this article and in art. 3 of Law No. 14,182, of 2021, shall take place until the launch date of the Offering.

§ 8 The contract referred to in item II will provide that the payment for the participation in Itaipu Binacional, to be made by ENBPar, will be made in monthly installments, adjusted by the variation of the US dollar rate, considering the rate interest of 5.549% (five point five four nine percent) per year, for a period to be defined between ENBPar and ELETROBRAS, subject to ENBPar's payment capacity and its independency from the National Treasury.

§ 9 ENBPar will have the prerogative of prepayment, at any time, of the remaining balance of the installments referred to in § 8.

§ 10 The investment agreement provided for in item XII shall not provide for price adjustments for the subscription of shares after the increase in the capital stock of Eletronuclear referred to in item IV.

§ 11 ELETROBRAS and Eletronuclear shall not carry out, until the date of liquidation of the Global Public Offering, any capital increase additional to those specified in this Resolution.

Art. 12. The minimum share sale price in the Global Public Offering will be fixed by this Council on the date of Pricing and will not be lower than the average of the values determined by independent economic-financial assessments contracted by BNDES.

§ 1 After the preliminary prospectus of the Global Public Offering is made available, different institutional investors will be accessed and, prior to the date of the result of the pricing of the Global Public Offering (“Pricing”), a procedure for collecting investment intentions will be carried out organized by the Coordinators (“Bookbuilding”), so that the demand for the Global Public Offering and the final value per offered share is determined.

§ 2 At the end of the Bookbuilding, the Coordinators will make a proposal to ELETROBRAS, to this Council and to the other selling shareholders, if any, of the final value per share, the parameters of which shall be the market price of the share and the indications of interest due to the quality and quantity of demand (by volume and price) for the shares, collected from investors, so as not to cause an unjustified dilution of ELETROBRAS shareholders (“Price per Share”).

§ 3 The President of this Council will perform, by means of resolution ad referendum of this Council, the following acts:

Classificação: Confidencial

I - approving the minimum price;

II - resolution on the exercise of the option to increase the number of shares offered, through the issuance or sale of Additional Shares, in accordance with item II of art. 7 of this Resolution; and

III - approval of the Price per Share, resulting from the Bookbuilding.

§ 4 If the Price per Share is lower than the minimum price, the Global Public Offering will be canceled.

§5º The economic and financial appraisal reports of ELETROBRAS and the assumptions will not be released prior to the Pricing date, pursuant to art. 28, § 1, of Decree No. 2.594, of May 15, 1998, except for the previous disclosure with oversight and control bodies.

§6º Other studies issued or procured by BNDES, the existence and content of which might be deemed as Material Facts pursuant to Res. 44/2021 CVM shall be disclosed to Eletrobras DRI and shall be disclosed to the general public subject to the agreement of Eletrobras’ management, and shall be necessarily disclosed by the launch of the offering.

Art. 13. The issuance or execution by ELETROBRAS of the following documents and contracts is authorized:

I - Agreement for the Coordination, Placement and Firm Settlement of Shares within the scope of the Brazilian Offering, to be entered into with the Coordinators (“Placement Agreement”);

II - Placement Facilitation Agreement within the scope of the International Offering, to be entered into with the international placement agents (“PFA”); and

III - the other documents and contracts necessary to carry out the Global Public Offering, pursuant to this Resolution, which will be called together with the Placement Agreement, the PFA, the prospectuses, notices, announcements, minutes and publicity materials of the Offering as the “Global Public Offering Documents”.

§ 1 The Federal Government is authorized to issue the documents and enter into the contracts referred to in the main section of this article, necessary for the Primary Offering and the Secondary Offering.

§ 2 The Offering Documents shall provide, at a minimum, that the managers and direct shareholders who hold a relevant equity interest in ELETROBRAS, understood as shareholders who hold an equity interest equal to or greater than 5% (five percent), undertake to sign a restriction agreement to the trading of company shares (lock-up) for a period of 90 (ninety) to 180 (one hundred and eighty) days, counted from the Offering settlement date.

§ 3 The Coordinators will carry out the distribution under a regime of best placement efforts and firm settlement guarantee.

Art. 14. This Resolution enters into force on the date of its publication.

Classificação: Confidencial

ANNEX III.4.2.d) – ADHESION TO CCEE BY ENBPAR[58]

Procedure

ACTIVITY	RESPONSIBLE	DETAIL	DEADLINE
Create login and password to access the logged area of the system.	ENBpar	Create login and password to access the logged area of the system.	None.
Generate and pay the CCEE membership fee slip.	ENBpar	Inform the data required by the system to generate the CCEE membership fee slip and make the due payment.	None.
Fill in information for registrations and present documents.	ENBpar	Fill in the information for registrations and present the required documents.	None.
Review the documentation.	CCEE	Make available in the system the conclusion of the analysis of the registration and documentation presented by the agent candidate.	Up to 5 business days.

58 See item III.4.2.d) of this Report.

Classificação: Confidencial

Submit additional documentation.	ENBpar	Complement, eventually, the registration and/or adhesion documentation, through the system.	None.
Review the documentation.	CCEE	Make available in the system the conclusion of the analysis of the information and/or additional documentation presented by the agent candidate.	Up to 5 business days.
Decide on the membership application.	CCEE’s board of directors	Decide on the membership application.	Up to 8 business days before the month in which the electricity trading operation begins.
Communicate the result of the deliberation.	CCEE	Inform the candidate about the result of the deliberation of the Board of Directors of the CCEE.	Up to 1 business day after the decision of the CCEE Board of Directors.
Publish the result of the deliberation.	CCEE	Publish the result of the deliberation of the CCEE Board of Directors on the CCEE website.	Up to 2 business days after the decision of the CCEE Board of Directors.

List of Documents

DOCUMENT	DOUMENT’S TYPE
Term of Adhesion, according to the draft available in the annex to Sub-module 1.1 of Module 1 of the CCEE Trading Procedures.	Digital document, digitally signed.

Classificação: Confidencial

Term of Adhesion to the Arbitration Convention, according to the model available in the annex to Sub-module 1.1 of Module 1 of the CCEE Trading Procedures.	Digital document, digitally signed.
Declaration of Non-existence of Extrajudicial Liquidation, according to the draft available on the CCEE website.	Document scanned.
Regulatory act for the Commercialization of Electric Energy.	Document scanned.

Classificação: Confidencial

ANNEX III.9.4(d)– LIST OF DOCUMENTS FOR MAKING A SUBSEQUENT PUBLIC OFFERING OF SHARES ACCORDING TO THE CVM INSTRUCTION 400[59]

	Document	responsible (S) department (s) / PERSON (S)	note
1.	Quiet Period Memo	Legal Advisor for Eletrobras in Brazil and Legal Advisor for Eletrobras in the USA
2.	Preliminary List of Due Diligence	Eletrobras Legal Adviser in Brazil
3.	D&O Questionnaire	Eletrobras

To be made available by the advisor to the Offer Coordinators in the USA, who will send the questionnaire template.

It must be completed and signed by the administrators and main shareholders of Eletrobras (> 5% of the share capital) at least one week before the 1st protocol.

4.	Hiring Letter (BR), Arrangement Letter (Int) of the Auditors for the issuance of Comfort Letter	Auditors

59 If there is a Secondary Offer, the Federal Government must analyze all documents, as well as sign all documents that will be signed by Eletrobras, except the RCA, which will ratify the Price per Share resulting from the Pricing.

Classificação: Confidencial

	Document	responsible (S) department (s) / PERSON (S)	note
4.1	SAS 72 Representation Letter (Auditores) e Oral Due Diligence Agreement	Auditors
5.	Financial Statements for the last three fiscal years ended, accompanied by the respective opinions of the independent auditors and management reports	Auditors
6.	Latest quarterly information -ITR	Auditors
7.	Financial Statements Pro Forma, necessary case	Eletrobras, Eletrobras Legal Advisor in Brazil, Eletrobras Legal Advisor in the USA and Auditors	Discuss the need for marketing purposes and compliance with the relevance criteria provided for in Regulation S-X of the SEC and in OCPC 06.
8.	Minutes of the Extraordinary General Meeting/Meeting of the Board of Directors that approve the Offering, the capital increase and other conditions for privatization provided for in article 3 of Law 14,182, as applicable.	Eletrobras and Legal Advisor to Eletrobras in Brazil	Evaluate the corporate approvals required by the Federal Government or by a company controlled by it, as a selling shareholder (Seller Shareholder).
9.	AGE/RCA minutes that approve: (i) the fixing of the Price per Share, defined in the Bookbuilding process; (ii) the ratification of the capital increase; and (iii) verification of the subscription of shares distributed within the scope of the Offer, as applicable.	Eletrobras and Legal Advisor to Eletrobras in Brazil	The Audit Committee shall issue an opinion pursuant to article 166, paragraph 2 of the Brazilian Corporation Law.
Classificação: Confidencial

	Document	responsible (S) department (s) / PERSON (S)	note
10.	Request for Registration of the Offer at the SRE/CVM	Advisor to Coordinators
11.	Notice to the Market	Advisor to Coordinators	Definition of the Offer structure (primary, secondary, hot issue, green shoe, etc.).
12.	Home announcement	Advisor to Coordinators
13.	Closing Announcement	Advisor to Coordinators
Classificação: Confidencial

	Document	responsible (S) department (s) / PERSON (S)	note
14.	Preliminary and Final Prospectuses	Legal Advisor to Eletrobras in Brazil and Advisor to the Coordinators

Coordinator Advisors: Skeleton, Cover and Offer sections.

Legal Advisor to Eletrobras in Brazil and Eletrobras: Sections: (i) Company Summary; (ii) Considerations on Estimates and Forward-Looking Statements; (iii) Allocation of Resources; (iv) Capitalization; and (v) Dilution.

About the Company Summary, Business and Industry confirm whether the banks intend to make the first draft.

*OBS: Hiring of Printer que will do the diagramming.

Send the CNPJs of the subsidiaries to the Coordinators to survey the relationship with the Coordinators section.

15.	Update of the Reference Form	Eletrobras and Legal Advisor to Eletrobras in Brazil
16.	Presentation of roadshow	Eletrobras and Coordinators
17.	Distribution Contract	Coordinators’ Advisors
18.	Commitment term to the Distribution Contract	Coordinators’ Advisors
19.	Invite Letter to the brokerage firms	Coordinators’ Advisors
20.	Stabilization Contract	Coordinators’ Advisors	If there is a process of stabilization of shares’ prices.
21.	Loan Contract	Coordinators’ Advisors	If there is a process of shares’ price stabilization, Eletrobras shall confirm if the donator may be the Seller Shareholder. The donator shall be decided until the 2nd filing.
Classificação: Confidencial

	Document	responsible (S) department (s) / PERSON (S)	note
22.	Non Institutional Offer Reserve Request	Coordinators’ Advisors
23.	Subscription Bulletin for Institutional Offer	Coordinators’ Advisors	According to the terms of LSA’s article 85, the bulletins dismissal may be aligned with Coordinators.
24.	Purchase and Sell Agreement of Shares from 2nd Offer	Coordinators’ Advisors	According to the terms of the LSA’s article 85, the dismissal of the purchase and sell agreements may be aligned with Coordinators (by analogy).
25.	Eletrobras, Seller Shareholder and Coordinator Leader Authenticity Declaration, on the terms of the Instrução CVM 400’s article 56	Legal Advisor of Eletrobras in Brazil and Coordinators’ Advisors
26.	Eletrobras’ bylaw, consolidated and updated	Eletrobras and Legal Advisor of Eletrobras in Brazil
Classificação: Confidencial

	Document	responsible (S) department (s) / PERSON (S)	note
27.	Payment receipt of B3’s Analysis Fees (Validation and Authorization (Issuance and Liquidation)	Eletrobras

With offers based on CVM’s Instrução 400 there are two fees: one for the Issuers area and other for the liquidation area, values of R$63mil and R$64mil.

In addition to these fees, B3 shall deduct a percentage of 0,035% on the Offer’s total value at the Offer’s liquidation date.

The link to the bill emission is below:

http://www.b3.com.br/pt_br/produtos-e-servicos/tarifas/taxa-de-analise/

Fees may be readjusted.

28.	CVM’s Fees Payment Receipt	Eletrobras	If there is Primary Offer + Secondary Offer, two fees must be paid. Limited to R$317.314,36 by registry.
29.	Liquidation Service Contract - B3	B3, Legal Advisor of Eletrobras in Brazil and Eletrobras
30.	Marketable securities certificate model or shares bookkeeping service contract	Eletrobras and Bookkeeper
31.	Statement that the public company registration with CVM is updated	Eletrobras
Classificação: Confidencial

	Document	responsible (S) department (s) / PERSON (S)	note
32.	Restriction letter of the selling shareholder shares, if any.	Selling Shareholder, Broker and B3	B3 shall send a letter to CVM confirming the restriction of shares held by the selling shareholder, as a condition precedent for the register of the Offering by CVM.
33.	Comfort Letters and Bring-down Comfort Letters	Auditor
34.	Legal Opinion e 10b-5 Letter (Negative Assurance Letter)	Local and international advisors
35.	Offer Register Filing with ANBIMA	Local Advisors, Coordinators and Leader Coordinator	Payment of the ANBIMA fee.
36.	Statement signed by DRI attesting Eletrobras status as a high market exposure issuer, pursuant to art. 34 of CVM Instruction 480, with the calculation statement of the market value of the floating stock.	Eletrobras, Eletrobras Legal Advisor in Brazil	Required only if Eletrobras opts for the automatic Offering registration procedure, as an EGEM.

* * * *

Classificação: Confidencial

LEGAL ASSESSMENT REPORT

October 18, 2021

Sumário
I.	INTRODUCTION	3
II.	INITIAL NOTES	3
III.	LEGAL ASPECTS OF THE PRIVATIZATION	18
IV.	PRIOR CORPORATE RESTRUCTURING	87
V.	CHANGES TO THE CORPORATE GOVERNANCE OF ELETROBRAS PRIOR TO DESESTATIZATION	155
VI.	OFFERING: STRUCTURE	161
VII.	OFFERING: OFFERING REGISTRATION ABROAD	173
VIII.	OFFERING: FINANCIAL INFORMATION	177
IX.	TIMELINE	179
X.	OFFERING: DOCUMENTS AND STEPS	186
XI.	OFFERING: OTHER DISCUSSIONS	188
XII.	FAIR VALUE ATTRIBUTION AND DECISION-MAKING BODY	201
XIII.	VALUE OF ELETROBRAS SHARES TO BE OFFERED IN THE OFFERING	212
XIV.	APPROVAL OF THE MINIMUM PRICE BY THE CPPI	212
XV.	ACTIONS RECOMMENDED BY THE CGU	227

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I.                INTRODUCTION

The purpose of this Legal Assessment Report (“Report”) is to present the main legal grounds and points of attention related to the constitutional, legal and infralegal rules applicable to the privatization process of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras”) to be conducted under Law No. 14,182, of July 12, 2021, resulting from the conversion into law of Provisional Measure No. 1,031, of May 19, 2021 (“Law 14,182”) (“Privatization”).

The Privatization will be implemented by means of an increase in Eletrobras' capital stock, with the issuance of new common shares (“ONs”) issued by Eletrobras to be offered to private entities in the capital markets.

Prior to the Privatization, among other measures, Eletrobras shall transfer to the Federal Government, directly or indirectly, (i) the control of Eletrobras Termonuclear SA (“Eletronuclear”) and (ii) the ownership of the capital held by Eletrobras in Itaipu Binacional (“Itaipu”). Also, certain changes in Eletrobras' corporate governance must be implemented.

II.               INITIAL NOTES

II.1.             History of Eletrobras

The creation of a state-owned company to promote the power sector was originally proposed in 1954 by the then-president Getúlio Vargas. After 7 years of processing in the National Congress, the Federal Government was authorized to incorporate Eletrobras, by means of Law No. 3,890-A, of April 25, 1961.

Eletrobras was officially incorporated as a corporation (sociedade por ações) of mixed-capital (sociedade de economia mista) on June 11, 1962, with the task of promoting studies, projects for the construction and operation of power plants, transmission and distribution lines of electric energy, and the signing of commercial agreements arising from these activities. It made Eletrobras begin to contribute decisively to the expansion of the supply of electric energy and national development.

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Since its incorporation, Eletrobras has added existing companies as subsidiaries, such as Companhia Hidrelétrica do São Francisco (“Chesf”) and Furnas Centrais Elétricas S.A. (“Furnas”). In the following years, the subsidiaries Centrais Elétricas do Sul do Brasil S.A. (“Eletrosul”) and Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”) were established, as well as 10 other subsidiaries that until then were part of the American & Foreign Power Company group.

In 1973, Eletrobras was given the authority to promote, through its companies at the regional level, the construction and operation of high and extra-high voltage transmission systems, aiming at the interstate integration of the systems and the delivery of electric energy from the Hydroelectric Power Plant of Itaipu, as provided for in Law No. 5,899, of July 5, 1973.

As a result of the first oil crisis, the Federal Government drafted a new policy for the expansion of the energy sector in the country, which foresaw the construction of hydroelectric plants, nuclear plants and a research center focused on the technological development of the sector (Center for Energy Research Electric, or Centro de Pesquisas de Energia Elétrica or “Cepel”).

During the 1980s, Eletrobras began to also operate as a distributor of electric energy, acquiring certain distribution concessionaires that were transferred to the Federal Government.

In the 1990s, Eletrobras and 4 of its subsidiaries (Chesf, Furnas, Eletrosul and Eletronorte), in addition to its distribution subsidiaries, were included in the National Privatization Program (Programa Nacional de Desestatização or “PND”) by Law No. 9,619, of April 2, 1998. Subsequently, Eletrobras, Chesf, Furnas, Eletrosul and Eletronorte were excluded from the PND by Law No. 10,848, of March 15, 2004.

The distribution subsidiaries Ceal, Cepisa, Amazonas Energia, Ceron, Boa Vista Energia and Eletroacre remained in the PND and were later included in the Investment Partnership Program (Programa de Parcerias de Investimento or “PPI”), by means of Decree No. 8,893, of November 1st, 2016.

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On April 18, 2000, Eletrobras began trading its shares on the Euro-Traded Latin American Company Stock Market – Latibex (“Latibex”). Subsequently, on October 31, 2008, it began trading American Depositary Receipts (“ADRs”) in the US market, on the New York Stock Exchange (“NYSE”). ADRs represent the ownership of shares of non-US companies.

In 2010, Eletrobras was registered with the Securities and Exchange Commission (Comissão de Valores Mobiliários or “CVM”) in category A, starting to trade any securities on regulated markets, pursuant to CVM Rule No. 480, of December 7, 2009 (“CVM Rule 480”).

In 2017, the Ministry of Mines and Energy announced its intention to privatize Eletrobras, a decision that was approved by the Board of the Investment Partnerships Program (Conselho do Programa de Parcerias de Investimentos or “CPPI”).

In March 2018, CPPI Resolution No. 30, of March 19, 2018, was approved, which provides for the execution and monitoring of the Eletrobras privatization process.

On April 19, 2018, by means of Decree No. 9,351, the President of the Republic determined the classifying of Eletrobras under PPI, and its inclusion in the PND.

In June 2018, Eletrobras, with the support of the Economic and Social Development Bank (Banco de Desenvolvimento Econômico e Social or “BNDES”), held public bidding procedures for energy distributors (Cepisa, Ceron, Eletroacre, Boa Vista, Ceal, Amazonas Energia).

In November 2019, Bill (Projeto de Lei) No. 5,877/2019 for the privatization of Eletrobras was sent by the President of the Republic to the National Congress.

In 2020, the incorporation by Eletrobras of 2 subsidiaries operating in the southern region of Brazil was completed: Eletrosul and CGTEE.

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On May 19, 2021, Provisional Measure (Medida Provisória) No. 1,031 was enacted, converted into Law 14,182, which establishes the rules to be observed in the Privatization process.

II.2.             Activities of Eletrobras

Eletrobras operates in the electricity generation and transmission segments in Brazil, with approximately 50 GW of installed generation capacity and approximately 76,000 km of transmission facilities.

The company operates hydroelectric, natural gas, oil and coal thermoelectric, thermonuclear, wind and solar photovoltaic plants, owned or in partnerships – through its interests in special purpose vehicles (“SPVs”). Among the main projects, the so-called structuring hydroelectric plants stand out, namely Belo Monte, Jirau and Santo Antônio Hydroelectric Power Plants, in addition to the Hydroelectric Power Plant of Itaipu and the Angra 1 and Angra 2 Thermonuclear Plants.

It is important to clarify that the rules for the unbundling of the electricity sector provided for in Law No. 9,648/1998, as well as in Law No. 9,074/1995, as amended by Law No. 10,848/2004, determined the segregation of generation, transmission and distribution activities, but not prohibit any corporate relationship between concessionaires and/or authorized generation and/or transmission companies. There are certain restrictions in this sense applicable only to concessionaires and permissionaires of the public electricity distribution service, an activity that was no longer carried out by Eletrobras with the privatization of all the distribution companies of the group in 2018.

Furthermore, Eletrobras manages strategic programs of the Brazilian government in the electric energy sector, namely: (i) National Electric Energy Conservation Program (Programa Nacional de Conservação de Energia Elétrica or “Procel”); (ii) National Program for Universal Access to and Use of Electric Energy – Light for All (Programa Nacional de Universalização do Acesso e Uso da Energia Elétrica – Luz para Todos); (iii) National Program for Universal Access to and Use of Electricity in the Legal Amazon – More Light for the Amazon (Programa Nacional de Universalização do Acesso e Uso da Energia Elétrica na Amazônia Legal – Mais Luz para a Amazônia); and (iv) Incentive Program for Alternative Sources of Electric Energy (Programa de Incentivo às Fontes Alternativas de Energia Elétrica or “Proinfa”); in addition to the Federal Government Assets under the Administration (Bens da União sob Administração – BUSA) of Eletrobras.

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Eletrobras, as of December 31, 2020, held direct controlling interest in 6 electricity generation and transmission companies (namely, Eletronorte, Furnas, Chesf, CGTE Eletrosul, Amazonas GT and Eletronuclear), in addition to the Cepel research center and a holding company (Eletrobrás Participações S.A., “Eletropar”). Eletrobras still holds 50% of the capital of Itaipu.

Also on December 31, 2020, through Eletropar and its operating subsidiaries, Eletrobras held interests in 94 SPVs, in addition to 2 companies abroad and 25 associated companies.

II.3.             Main milestones of the listing of Eletrobras[1]

On the date of this Report, Eletrobras common (voting) shares (“ONs”) are listed in Brazil, for trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), under the code “ELET3”, while the preferred shares (“PNs”) class “B ” and class “A” are listed for trading on B3 under the codes “ELET6” and “ELET5”, respectively. Eletrobras is listed in the special governance level of B3 at Nível 1. For information on the volumes traded, see Schedule II.3 to this Report.

In the US, Eletrobras has two level 2 ADR programs related to ONs and class “B” PNs, which are traded on the NYSE. Such ADRs were admitted to trading on October 31, 2008 and were listed on the NYSE on the same date.

In addition, Eletrobras class “B” ONs and PNs are currently listed on Latibex, managed by Bolsa de Mercados Españoles (BME), in Spain. These shares were admitted to trading on April 18, 2000 and were listed on Latibex on the same date.

[1] Information obtained from the Reference Form (Formulário de Referência) of Eletrobras.

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II.4.             Possibility of migrations of listing level

The special listing levels of B3 – Bovespa Mais, Bovespa Mais Nível 2, Novo Mercado, Nível 2 and Nível 1 – were created to suit the different profiles of publicly held companies, as they adhere to differentiated corporate governance rules. These rules go beyond the obligations that companies have under the Brazilian Corporate Law and aim to improve the evaluation of those companies that voluntarily decide to adhere to one of these listing levels.

On the date of this Report, Eletrobras shares are listed on B3 at Nível 1 of Corporate Governance (since 2006). For reference, we prepared Schedule II.4 containing the main differences between the special listing levels Nível 1, Nível 2 and Novo Mercado.

II.4.1.   Migration to Novo Mercado

One of the requirements for a company to have its shares at the special listing level of Novo Mercado is that its capital stock is divided exclusively into voting shares (ONs), observing the exception provided for in the sole paragraph of article 8 of the Novo Mercado Regulation, which would allow the existence of the Golden Share (as will be defined below in this Report), as transcribed below:

Section III: Capital Stock

Article 8. The company must have its capital stock divided exclusively into common shares.

Single paragraph. The rule contained in this article does not apply to cases of privatization, in case of preferred shares of a special class whose purpose is to guarantee differentiated political rights, which are non-transferable and owned by the privatization entity or its subsidiaries, and said rights must have been subject to prior analysis by B3.

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(our highlight)

If Eletrobras chooses to migrate the listing level of its shares from Nível 1 to Novo Mercado, it must file the request at B3 for level migration provided for in item 7.1 of the Issuer’s Manual of B3.

If Eletrobras intends to migrate to Novo Mercado together with the Offering, such request must be filed with B3 on the date of the Board of Directors' meeting that approves the management's proposal and convening of the General Meeting to approve the Offering and of other matters that direct to the Offering and to the Novo Mercado listing. B3 will have 20 business days to grant the request.

It is possible to request that B3 approves the migration to Novo Mercado subject to the effective conversion of all PNs issued by Eletrobras into ONs (except for the Golden Share), so that, once such conversion is implemented, the migration (already previously approved by B3) is automatic.

The conversion of Eletrobras' PNs into ONs requires the approval of the Eletrobras shareholders' general meeting and consequent amendment to its bylaws, requiring the favorable vote of shareholders representing at least half of the voting shares, as per article 136 of the Corporation Law, transcribed below.

Article 136. The approval of shareholders representing at least half of the shares with voting rights is required, if a greater quorum is not required by the bylaws of the company whose shares are not admitted to trading on the stock exchange or on the over-the-counter market, for resolution about: (...)

II - change in preferences, advantages and conditions for redemption or amortization of one or more classes of preferred shares, or creation of a new more favored class; (...)

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§ 1. In the cases of items I and II, the effectiveness of the resolution depends on prior approval or ratification, within a non-extendable period of one year, by holders of more than half of each affected class of preferred shares, gathered in a special meeting convened by the management and installed with the formalities of this Law.

Furthermore, the approval of holders of more than half of each affected class of preferred shares will be required, gathered in a special meeting of preferred shareholders, within a non-extendable period of one year, pursuant to article 136, paragraph 1, of the Brazilian Corporation Law, transcribed above. The company may ask CVM to reduce such quorum, however, it is necessary to demonstrate efforts made by the company so that the preferred shareholders effectively participate.

a)              Withdrawal right

The dissenting preferred shareholders, as well as those who abstained and those who did not attend the special meeting of preferred shareholders, have the right to withdraw from Eletrobras, pursuant to article 137, item I, of the Corporate Law, transcribed below.

Article 137. The approval of the matters provided for in items I to VI and IX of art. 136 gives the dissenting shareholder the right to withdraw from the company, upon reimbursement of the value of their shares (art. 45), subject to the following rules:

I - in the cases of items I and II of art. 136, only the holder of shares of the affected type or class will have the right of withdrawal;

(...)

V - the period for dissenting resolution of a special meeting (art. 136, § 1) will be counted from the publication of the respective minutes;

(...)

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Paragraph 2. The right of reimbursement may be exercised within the period provided for in items IV or V of the caput of this article, as the case may be, even if the holder of the shares has abstained from voting against the resolution or has not attended the meeting.

(our highlights)

Article 45 of the Corporation Law also establishes that the company's bylaws must establish rules for determining the reimbursement amount, as transcribed below.

Article 45. Reimbursement is the operation through which, in the cases provided for by law, the company pays the value of their shares to the dissenting shareholders of the general meeting.

§ 1. The bylaws may establish rules for determining the reimbursement value, which, however, can only be lower than the net equity value included in the last balance sheet approved by the general meeting, in compliance with the provisions of § 2, if stipulated based on the economic value of the company, to be determined in an appraisal (§§ 3 and 4).

Eletrobras' bylaws are silent on the criteria to be used to determine the reimbursement amount. In this case, the best understanding is that the reimbursement value will be the book net equity value of the share, which is supported by CVM decisions and doctrine, as indicated below:

Considering that the Company's bylaws do not provide for the determination of the reimbursement amount, the value of the shares will be determined, pursuant to § 1 of art. 45 of Law No. 6,404, of 1976, based on the value of shareholders' equity indicated in the last balance sheet approved by the general meeting." (Vote of the Rapporteur, CVM Administrative Proceeding No. 19957.003735/2017-71)

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It should be noted that the definition of criteria for determining the amount of reimbursement is permitted – and not prescribed – by law. If the bylaws are silent, the share reimbursement amount will be the share's book net equity value shown on the company's balance sheet. (“Direito das Companhias”. Coord. Alfredo Lamy Filho, José Luiz Bulhões Pedreira – 2nd Ed., current and ref. – Rio de Janeiro: Forense, 2017, p. 277)

The criteria for determining the amount of reimbursement, in accordance with the rules introduced in the Brazilian Corporation Law by Law 9,457/1997, is established in § 1 of article 45, by stipulating that it must correspond to the value of the company's shareholders' equity, as determined in the last balance sheet approved by the general meeting. Such criteria can only be removed if the bylaws have expressly provided for the possibility of the reimbursement amount being calculated based on the economic value of the company, in which case the amount due to dissenting shareholders must be measured by means of an evaluation carried out in accordance with §§ 3 and 4 of article 45. In the absence of an express statutory provision, the calculation of reimbursement is maintained based on the value of shareholders' equity. (...) In accordance with article 45, the balance sheet to be adopted for the purpose of determining the reimbursement amount is the last one approved by the company's general meeting; corresponds to the one raised at the end of each fiscal year and which, as provided for in article 132, must be submitted to the appreciation of the ordinary general meeting, to be held in the first 4 months of the subsequent fiscal year. As a rule, it is not necessary to prepare a special balance sheet to determine the amount of reimbursement due to dissenting shareholders. The only hypothesis in which Corporation Law allows the preparation of a special balance sheet is when the decision giving rise to the exercise of withdrawal occurs more than 60 (sixty) days after the date of the last approved balance sheet (article 45, §2). (EIZIRIK, Nelson. “Lei das S/A Comentada”, Editora Quartier Latin, p. 551, Volume II, 2nd Edition, 2018 – São Paulo/SP).

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(our highlights)

It could be considered to amend Eletrobras' bylaws prior to the approval of the decision that gives rise to the right of withdrawal, in order to modify the criteria for calculating the reimbursement to be paid in the event of exercising the right of withdrawal. However, the approval of such a resolution by means of a vote by the Federal Government could be considered an abuse of controlling power[2]. As a result, if it is intended to modify Eletrobras' bylaws for the purpose above, it is highly recommended that the Federal Government abstain from voting in relation to such resolution.

However, there are strong arguments to support that the change in the criteria for calculating the right of withdrawal, in itself, would give rise to the right of withdrawal for dissenting shareholders, under the terms of article 137, item I, of the Corporation Law - and, in this case, all types and classes of shares, and not only PNs, could be considered as harmed, since a right of withdrawal that represents a value lower than the book net equity value of the share (that is, a calculation value lower than the current one) potentially would harm all shares issued by the company. For this reason, we do not recommend amending Eletrobras' bylaws to change the criteria for calculating the right of withdrawal.

[2] In a similar case, the controlling shareholders of Companhia Antarctica Paulista Indústria de Bebidas e Conexos (“Antarctica”) were accused of abuse of power of control, pursuant to article 117, paragraph 1, item “c” of the Corporation Law. Antarctica’ bylaws was amended to include economic value as a criterion for determining the amount of reimbursement to dissenting shareholders and, after 13 days, the merger of Antarctica shares into the capital stock of Companhia de Bebidas das Américas – AMBEV (“AMBEV”) was approved, harming minority shareholders, who received a lower amount than they would have received if the statutory change had not occurred.

The controlling shareholders were acquitted by CVM, with the understanding that the conduct would not characterize abuse of power, given that the economic value was considered adequate in that case. In addition, CVM Rule No. 323/00, which characterized such acts as a case of abuse of power of control, was not applied in the case in question, given that the Rule was edited and published after the aforementioned facts (CVM Sanctioning Administrative Proceeding RJ2001/4635).

The minority shareholders also filed a lawsuit against AMBEV and the other majority shareholders, on the same grounds, and obtained a favorable decision, with the right to receive compensation from AMBEV. Regarding the judicial proceeding, judged in the lower court in 2001, it was not possible to obtain more information about the process or a copy of the decisions rendered.

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Regarding the payment term, the reimbursement value of the shares must be claimed from the company within 30 days from the publication (i) of the minutes of the general shareholders' meeting, pursuant to article 137, item IV, of the Corporation Law, or (ii) of the special meeting, if the dissenting refers to the special meeting, pursuant to article 137, item V, of the Corporation Law.

Finally, the management bodies may convene a general meeting to ratify or reconsider the decision that gives rise to the right of withdrawal, if they consider that the payment of the reimbursement price jeopardizes Eletrobras' financial stability, pursuant to article 137, paragraph 3, of Corporation Law, transcribed below.

Article 137. The approval of the matters provided for in items I to VI and IX of art. 136 gives the dissenting shareholder the right to withdraw from the company, upon reimbursement of the value of their shares (art. 45), subject to the following rules: (...)

§ 3. In the 10 (ten) days following the end of the period referred to in items IV and V of the caput of this article, as the case may be, counted from the publication of the minutes of the general meeting or of the special meeting that ratifies the resolution, it is possible to management bodies to convene the general meeting to ratify or reconsider the resolution, if they understand that the payment of the share reimbursement price to dissenting shareholders who exercised the right of withdrawal will jeopardize the company's financial stability.

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II.4.2.   Migration to Nível 2

The Nível 2 listing is similar to Novo Mercado, but with some exceptions. Listed companies are entitled to hold PNs. In the case of sale of the company's control, holders of ONs and PNs are guaranteed the same treatment granted to the controlling shareholder, thus having the right to tag along for 100% of the price paid for the ONs of the controlling shareholder.

The PNs also give shareholders the right to vote in critical situations, such as the approval of mergers and amalgamations of the company and contracts between the controlling shareholder and the company, whenever these decisions are subject to approval at the shareholders' meeting.

If Eletrobras chooses to migrate the listing level of its shares from Nível 1 to Nível 2, it must file at B3 the request for level migration provided for in item 7.1 of the Issuer's Manual of B3.

II.5.             Legislative overview

Eletrobras is a publicly-held federal mixed-capital corporation (sociedade de economia mista), incorporated by Law No. 3,890-A/1961 and organized by its bylaws, by Laws No. 13,303/2016 (“State-Owned Companies Law”) and No. 6,404/1976 (“Corporation Law ”), by regulatory normative acts and other applicable legislation.

The company's corporate purpose is: (i) to carry out studies, projects, construction and operation of electric energy generation plants and transmission and distribution lines, as well as the execution of commercial acts arising from these activities, such as the sale of electric energy; (ii) cooperate with the Ministry of Mines and Energy in the formulation of the country's energy policy; (iii) promote and support research of its business interest in the energy sector, linked to the generation, transmission and distribution of electric energy, as well as studies on the use of reservoirs for multiple purposes; and (iv) participate, as defined by law, in programs to incentivize alternative sources of energy generation, rational use of energy and implementation of smart energy networks.

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In this context, the legislative panorama applicable to Eletrobras mainly encompasses: (i) the specific legislation and regulation of Eletrobras itself (ie, which provide for its creation and that of its subsidiaries, the government programs managed by the company, the structuring hydroelectric power plants in which the company holds direct and indirect interest, and the Privatization, among others); (ii) the legislation and regulation of public law (ie, which provide for state-owned companies, public tenders, administrative contracts and administrative processes, and others); and (iii) the legislation and regulation of the electricity sector issued by the Ministry of Mines and Energy, National Energy Research Board (Conselho Nacional de Pesquisa Energética or “CNPE”), National Electric Energy Agency (Agência Nacional de Energia Elétrica or “ANEEL”), Electric Energy Commercialization Chamber (Câmara de Comercialização de Energia Elétrica or “CCEE”) and the National Electricity System Operator (Operador Nacional do Sistema Elétrico or “ONS”) (ie, which provide for the granting of electric energy activities, public bidding procedures, electric energy tariffs, sector charges and contracts for the purchase and sale of electric energy, among others).

The impacts of the legislation applicable to Eletrobras to the Privatization transaction are detailed in this Report.

Regarding the environmental law applicable to Eletrobras, the projects must comply with the standards applicable to the generation of energy of the sources that they use (ie, solar, wind, nuclear, hydro – also respecting the safety standards of dams –, natural gas, oil and coal), as well as the regulations pertaining to the transmission of electric energy.

Along these lines, in accordance with national legislation, the construction, installation, expansion and operation of activities or undertakings that use environmental resources, effectively or potentially polluting or capable, in any way, of causing environmental degradation (which include the undertakings of Eletrobras) will be subject to the environmental licensing process.

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During the environmental licensing process, several studies are produced, with the objective of, among others, identifying the areas directly and indirectly affected by the enterprise (including indigenous lands, quilombola communities, archaeological heritage, speleological heritage, conservation units, permanent conservation areas and other areas subject to special preservation) and guide the adoption of measures and programs to mitigate and/or compensate for adverse environmental impacts.

In this context, within the scope of the licensing process, the competent environmental agency also determines technical requirements to be met at all stages of such activity or undertaking (from its conception to its closure).

In addition to environmental licenses, as a rule, other authorizations are required for the regular development of electricity generation and transmission activities. Among them, we can mention, for example, the grant for the use of water resources (such as abstraction of groundwater, discharge of effluents into a water body, supply and generation of hydroelectric energy, among others) and the authorization for the suppression of vegetation, required when the removal of native vegetation is necessary and which, with exceptions, must also be accompanied by the elaboration of a Project for Recovery of Degraded Areas (Projeto de Recuperação de Áreas Degradadas or PRAD) and the carrying out of forest replacement.

Furthermore, the rules relating to the collection, transport, treatment, disposal and final destination of solid waste must also be observed, with special attention to the proper management of hazardous waste (e.g., radioactive waste from nuclear reactors).

It is also worth mentioning that the Federal Constitution determines that everyone has the right to an ecologically balanced environment, an asset for common use by the people and essential to a healthy quality of life, with the Public Power and the community having the duty to defend and preserve it for present and future generations (article 225 of the Federal Constitution).

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In this sense, the Constitution and infra-constitutional norms determine that any activity that causes damage to the environment will be subject to criminal and administrative liability, in addition to the obligation to repair the damage caused. Therefore, in environmental matters, the Brazilian legal system is structured in 3 spheres of accountability: administrative, criminal and civil.

However, focusing on the Privatization project, it is observed that the environmental legislation does not present specific obstacles or restrictions that compromise the legal feasibility of the operation.

Schedule II.5 to this Report contains a list and copies (with respect to the latter, in Portuguese only) of the main legal and infralegal rules applicable to Eletrobras, Eletronuclear and Itaipu and which were considered for the preparation of this Report.

III.             LEGAL ASPECTS OF THE PRIVATIZATION

III.1.           Overview

On the date of this Report, Eletrobras' capital stock is divided into 1,568,930,910 shares, of which 1,288,842,596 are ONs and 280,088,314 are PNs without voting rights. The Federal Government holds 667,888,884 ONs, representing 51.82% of Eletrobras' voting capital and 42.57% of its total capital stock, in addition to holding 494 PNs (without significant representation).

As mentioned above, article 1, paragraph 1, of Law 14,182 provides that the Privatization will be implemented by means of an increase in Eletrobras' share capital, with the issuance of new ONs, so that the Federal Government is diluted to the point of no longer holding, directly or indirectly, the majority of shares with voting rights. Pursuant to article 172 of the Corporation Law and to the extent that it is provided in the bylaws, Eletrobras, in the context of the Offering, may exclude the preemptive right of current shareholders in the subscription of new ONs issued for this purpose ("Preemption Right").

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Alternatively, Eletrobras may, under the terms of article 21 of CVM Rule 400, give priority to the subscription of shares by the current shareholders of Eletrobras and/or to employees and retirees of the group companies (as defined below), within the scope of the Offering (“Priority Offering”). The Priority Offering is optional and, if any, will be provided for at the shareholders' meeting that will approve the Offering.

The Preemptive Right and the Priority Offering have the same purpose; ie, granting the company's current shareholders, in the context of the Primary Offering, the possibility of subscribe new shares in the proportion that each shareholder has in the company's capital stock, thus avoiding a potential corporate dilution. However, the Priority Offering is more versatile, given that (i) the issuing company has more flexibility to establish its format (eg, amount of allocation of shares in the Offering to be given priority to shareholders); and (ii) the assignment of subscription rights by current shareholders to third parties may be suppressed.

From a legal perspective, the Preemptive Right can be exercised in the context of the Primary Offering, including, under the terms of article 172 of the Corporation Law, the possibility of reducing the legal period of 30 days for its exercise, as provided for in article 171, paragraph 4, of the aforementioned Law, to adapt it to the procedure of an Offering. In accordance with paragraph 6 of article 171 of the Corporation Law, the shareholder has the right to assign its preemptive right to third parties. Thus, when the Preemptive Right is granted, B3, as a rule, creates a security related to the subscription right delivered to each shareholder, which, in turn, can be traded on the stock exchange (including its own ticker (code) trading).

According to recent understandings held with B3, the Preemptive Right, precisely because it creates for the shareholder a security related to the right to subscribe for shares in the Offering and, as mentioned above, with its own trading ticker, faces operational difficulties for its implementation in the context of an Offering, being strongly recommended by B3 itself the implementation of the Priority Offering instead of a Preemptive Right, the first being the most used form in public offerings of shares so that the current shareholders of a company have priority subscription or acquisition of shares in the Offering without the need to create a security for such.

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Finally, paragraph 1 of article 1 of Law 14,182 provides that the Privatization must be carried out “in the form of an increase in the share capital, through the public subscription of common shares with the waiver of the subscription right by the Federal Government”. We understand that said provision is intended to cover the non-exercise of the subscription right (that is, Preemptive Right) by the Federal Government in relation to the shares that will be issued in the Offering.

In this sense, we understand that the exclusion of the Preemptive Right in relation to the Offering does not violate the provisions of the aforementioned paragraph of Law 14,182, since the Federal Government and its related parties will continue to be prohibited from acquiring shares in the context of the Offering (that is, having the same effect as a waiver of the Preemptive Right).

Furthermore, we understand that the concept referring to a Preemptive Right of the other shareholders of Eletrobras will be guaranteed by means of the priority right that will be granted to them by the Priority Offering – that is, such shareholders will still be able to acquire shares issued in the Offering before any third parties (which would be precisely the result brought about by the exercise of a traditional preemptive right).

Below, we provide, in the form of tables, information on offers made in the Brazilian capital market, pursuant to CVM Rule 400, which had Priority Right, as listed below:

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Priority Offering to Employees:

Transaction	Type of Priority	Brief Description of the Priority*
IPO of Track & Field in 2020	Priority allocation to franchisees and Company’s employees, retail investors and private level investors.

The amount of 8.15% of the offered shares was allocated, as a priority, to the public placement for Non-Institutional Investors who have made their respective Reservation Requests, observing the following priority in the allocation:

(I) Offering to Franchisees: the amount of 0.13% of the total Shares was allocated to Franchisees who have made a Reservation Request during the Franchisees Reservation Period or the Franchise Reservation Period Related Persons, as the case may be, and observing the Minimum and Maximum Values of the Reservation Request of the Offering to Franchisees, and: (i) the amount of 0.13% of the total Shares was destined, as a priority, to the public placement for Franchisees who have accepted the lock-up of the Offering to Franchisees and who have made a Reservation Request during the Franchisees Reservation Period or the Franchisees Reservation Period Related Persons, as the case may be, and observing the Minimum and Maximum Amounts of the Reservation Request of the Offering to Franchisees ("Franchisees with Priority Allocation”); (ii) there was no public placement for Franchisees who have not accepted the lock-up of the Offering to Franchisees (“Franchisees without Priority Allocation”, items (i) and (ii) together being “Offering to Franchisees”);

(II) Offering to Employees: the amount of 0.06% of the total Shares was intended for public placement for Employees who have made a Reservation Request during the Non-Institutional Investors Reservation Period or the Non-Institutional Investors Reservation Period Related Persons, as the case may be, and observing the Minimum and Maximum Values of the Non-Institutional Reservation Request (“Offering to Employees”);

(III) Retail Offering: the amount of 7.58% of the total Shares was allocated primarily to the public placement for Retail Investors who have made a Reservation Request during the Non-Institutional Investors Reservation Period or the Investors Reservation Period Non-Institutional Related Persons, as the case may be, and observing the Minimum and Maximum Values of the Non-Institutional Reservation Request (“Retail Offering”); and

(IV) Private Level Offering: after meeting the allocations indicated in items I, II and III above, the amount of 0.38% of the total Shares were directed, primarily, for public placement with Private Level Investors who have made Reservation Request during the Reservation Period for Non-Institutional Investors or the Reservation Period for Non-Institutional Investors Related Persons, as the case may be, and observing the Minimum and Maximum Values of the Reservation Request of the Private Level Offering, provided that: (a) there was no public placement with Private Level Investors who have accepted the lock-up of the Private Level Offering (“Private Level Investors with Priority Allocation”); and (b) the amount of 0.38% of the total Shares was intended for public placement with Private Level Investors who have not accepted the Private Level Offering lock-up (“Private Level Investors without Priority Allocation”) and who have made a Reservation Request during the Reservation Period of Non-Institutional Investors or the Reservation Period of Non-Institutional Investors Related Persons, as the case may be, and observing the Minimum and Maximum Values of the Reservation Request of the Private Level Offering ("Private Level Offering”).

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Transaction	Type of Priority	Brief Description of the Priority*
IPO of BB Seguridade in 2013	Retail offering with priority allocation to employees (including an incentive plan) of Banco do Brasil directly or indirectly through an investment fund.

The percentage of 4.475% of the shares initially offered (not considering the additional shares and the supplementary shares), deducting the shares of the retail offering, was allocated primarily to employees, and the other shares of the retail offering that were not allocated to employees were allocated to retail non-institutional investors.

Employees who intended to acquire shares within the scope of the retail offer were able to make their investments in two ways:

(i) directly, by filling out reservation requests, indicating their employee status, observing, for these investors, the minimum amount of the reservation request of the retail offer and the maximum amount of the reservation request of the retail offer, including, at its sole discretion, the maximum price per share, as a condition of its participation in the retail offering, and whether or not it expresses its intention to make use of the incentive plan; and/or

(ii) indirectly, by completing the adhesion term to the FIA-BB Seg fund for the subscription in shares of a single FIA-BB Seg Fund and observing the minimum adhesion value and the maximum adhesion value.

Employees who joined the FIAs-BB Seg did not participate in the priority allocation.

Incentive Plan: Employees who chose to make the investment directly through a reservation request, within the scope of the retail offer, were able to use special conditions for the acquisition of shares, developed, approved and granted exclusively to employees through incentive plan, expressing such intention in the reservation request itself. Employees who chose to use the incentive plan incentives should have made their reservation request exclusively at Banco do Brasil branches in the following modalities:

(i) direct purchase in cash with a 12.00% bonus: for the employee who participated in the retail offer via incentive plan, using only their own resources and/or resources from the sale of advantages to Banco do Brasil (premium license, days off and/or allowances from previous years and collective agreements). The credit would occur in the employee's bank account on the same day that the effective payment for the acquisition of shares to which the employee was entitled in the retail offer occurs. Only those advantages that the employee had already acquired up to the date of effecting his reservation request could be sold; and/or

(ii) direct purchase financed by a bonus of 8.457%: the employee could also, by means of an incentive plan, request an advance from Banco do Brasil, for payment in 12 fixed and interest-free installments, with the financing being of at least BRL 1,000.00 and no more than BRL 12,000.00. The amount of the advance that the employee could claim is also limited to the amount of his/her respective fixed monthly gross salary, subject to the assignable margin included in their payroll. For the employee who participated in the retail offer using only advance funds, Banco do Brasil would deposit in the employee's account, concomitantly with the payment for the acquisition of shares, as a bonus, 8.457% of the investment informed by the employee in the reserve to acquire the shares, in the event of full compliance with your request; or 8.457% of the investment informed by Banco do Brasil, in the event of apportionment of the shares, under the terms set forth above. The credit would occur in the employee's bank account on the same day that the effective payment for the acquisition of the shares to which the employee was entitled in the offer occurs.

For the employee who participated in the offer combining the conditions set forth in items (i) and (ii) above, Banco do Brasil would deposit 12.00% of the investment to be paid under the conditions set out in item (i) and 8.457% of the investment to be paid under the conditions set out in item (ii). The credit would be made in the employee's bank account on the same day that the effective payment for the acquisition of the shares to which the employee was entitled in the retail offer occurs. Employees who used the incentive plan to acquire shares within the scope of the retail offer would be subject to the employee lock-up. As a condition for using the incentive plan, each employee authorized Banco do Brasil, as the case may be, when making his/her reservation request, to register the employee lock-up as a lien preventing the transfer of said shares on BM&FBOVESPA.

Employees who invested indirectly in the shares, through FIAs-BB Seg, could not use the special conditions of the incentive plan.

IPO of GAEC Educação (currently Ânima Educação) in 2013	Special allocation to employees within the scope of the retail offer	Special allocation to employees. In the context of the retail offer, the percentage equivalent to 50% (fifty percent) of the shares of the retail offer was allocated primarily to employees who make their investments within the scope of the offer.

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Transaction	Type of Priority	Brief Description of the Priority*
IPO of CVC in 2013	Special allocation to employees and franchisees of the issuer within the scope of the retail offer

The amount of 5% of the shares initially offered (without considering the supplementary shares and the additional shares) was allocated as a priority, but without the granting of any incentive, to non-institutional investors with allocation priority, and the other shares that were not placed to non-institutional investors with allocation priority were allocated to non-institutional investors.

Non-institutional investors with allocation priority: individual and corporate investors registered on BM&FBOVESPA, in any case, residents, domiciled or headquartered in Brazil, who have formalized investment requests, who have made a reservation request during the reservation period for linked or reserve period, as the case may be, with a single institution participating in the offer and who are (i) individuals of our employees and/or our subsidiary, thus considered those who are part of our payroll and/or our subsidiary and who maintain an employment relationship with us and/or our subsidiary, pursuant to the labor legislation in force on November 19, 2013; or (ii) legal entities that own CVC franchised travel agencies and/or CVC's exclusive travel agencies, by means of a cooperation agreement entered into with CVC and/or our subsidiary and in force on November 19, 2013, subject to the minimum and maximum amounts of the booking request.

IPO of BTG in 2012	Special allocation to employees within the scope of the retail offer	In the context of the retail offering, the amount of, at least, 10% (ten percent) and, at most, 15% (fifteen percent) of the total units initially offered (considering the supplementary units and the additional units, and without considering the priority units actually subscribed/acquired within the scope of the priority offering), was primarily intended for public placement with retail investors who have requested to reserve the retail offering in accordance with the conditions set forth therein and the procedure indicated below. Additionally, the percentage equivalent to 30% (thirty percent) of the total units destined for the retail offer was allocated primarily to employees.
Follow-on of Petrobrás in 2010	Special allocation to employees within the scope of the retail offer	A portion equivalent to 50.0% of the shares intended for the retail offering (which in no event will exceed 0.8% of the global offering), which was allocated primarily to employees who demonstrate an interest in investing directly in the shares, within the scope of the offering retail.
IPO of Magazine Luíza in 2010	Special allocation to employees within the scope of the retail offer directly or indirectly via the Investment fund	Priority allocation of a percentage equivalent to 2% (two percent) of the shares offered (not considering the supplementary shares) to employees. Employees who intended to subscribe and/or acquire shares within the scope of the retail offer were able to make their investments in two ways: (i) directly, by filling out reservation requests, indicating their employee status, observed, for these investors, the minimum reserve order amount for employees and the maximum reserve order amount for employees, including, in its sole discretion, the maximum price per share, as a condition of its participation in the retail offering, and whether or not to make use of the incentive plan; and/or; (ii) indirectly, by subscribing shares to employee investment fund, considering that the employee must, mandatorily, make use of the incentive plan, pursuant to the regulation and template prospectus attached to the preliminary prospectus, and observing the minimum individual investment amount of R$100.00 (one hundred reais) and maximum of R$300,000.00 (three hundred thousand reais) per employee.

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Transaction	Type of Priority	Brief Description of the Priority*
Follow-on of Banco do Brasil in 2010	Retail offering with special allocation to employees (including participation via incentive plan)	Retail offering to employee: A portion equivalent to 10% (ten percent) of the shares initially offered (not considering the supplementary shares) would be allocated primarily for public placement with the individual(s) who were listed in the active staff of the bank or in supplementary staff and who had an employment relationship with the bank, under the terms of current labor legislation, thus registered on June 15, 2010, who were interested in investing directly in the Shares. Employees could only make their investments directly in the shares offered within the scope of the retail offer, by completing the retail offer reservation request, indicating their employee status as provided in item (d) below, and observing the minimum investment of R$1 thousand and the maximum investment of R$300 thousand. Employees could join the incentive plan, as described below, in which case they would have to indicate their membership in their request for booking the retail offer.

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Transaction	Type of Priority	Brief Description of the Priority*

Incentive Plan: Employees who decided to make the investment directly through a reservation request, within the scope of the retail offer, could use special conditions for subscription/acquisition of shares, developed, approved and granted by the bank exclusively to employees through an incentive plan as described below:

(i) direct purchase in cash with a 12% bonus: for the employee who participated in the retail offer via the incentive plan, using only own funds and/or funds from the sale of advantages to the bank (award license, days off and/or or allowances from previous years and collective agreements). The credit would occur in the employee's bank account on the same day that the effective payment for the subscription/acquisition of shares to which the employee was entitled in the retail offer occurs. Only those advantages that the employee had already acquired up to the date of effecting his reservation request could be sold; and/or

(ii) direct purchase financed with a 6.72% bonus: the employee could also, by means of an incentive plan, request an advance from the bank, to be paid in 12 fixed, interest-free installments, limited to at least R$1,000.00 and a maximum of R$12,000.00 per employee. The amount of the advance that the employee could claim was also limited to the amount of their respective fixed monthly gross salary, subject to the assignable margin included in their payrolls. In this case, the bank would proceed as follows. For the employee who participated in the retail offer using only funds from the advance, the bank would deposit in the employee's account, concomitantly with the payment for the subscription/acquisition of shares, as a bonus, 6.72% of the investment informed by the employee in reserve request to acquire the shares, in the event of full compliance with your request; or 6.72% of the investment informed by the consortium institutions, in the event of apportionment of shares. The credit would occur in the employee's bank account on the same day that the effective payment of the subscription/acquisition of the shares to which the employee is entitled in the offer occurs.

For the employee who participated in the Offering combining the conditions set forth in items (i) and (ii) above, the Bank would deposit 12.0% of the investment to be paid under the conditions set out in item (i) and 6.72% of the investment to be paid under the conditions set out in item (ii). The credit would be given to the employee's bank account on the same day that the effective payment for the subscription/acquisition of shares to which the employee was entitled in the retail offer occurs.

Employees who used the incentive plan to acquire/subscribe shares within the scope of the offer could not, for a period of 120 (one hundred and twenty) days from the date of publication of the commencement announcement, offer, sell, contract the sale, give in guarantee or assign or dispose of, in any other way or for any reason, the shares acquired based on the incentive plan. As a condition for using the incentive plan, each employee would authorize the bank, when making his/her reserve request, to (i) transfer said shares from the fungible custody of BM&FBOVESPA to a deposit account in the name of the respective employee held in the registration of book-entry shares of Banco do Brasil; ii) record the employee lock-up as a lien preventing the transfer of said shares in such deposit accounts.

* The terms defined in the table above have been included based on the definitions contained in the prospectuses for each of the offerings described.

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Priority Offering to Shareholders:

Transaction	Type of Priority	Brief Description of the Priority *
IPO of Smartfit in 2021	Priority allocation to shareholders who held interest in the Company prior to the IPO, in proportion to their respective shareholding positions verified prior to the launch of the offering.

The equivalent of 21.5% of the shares offered (not considering the Supplementary Shares) was distributed and destined primarily for public placement with the Shareholders who made a Reservation Request for the Priority Offering, during the Reservation Period of the Priority Offering and during the Priority Offering Reserve for Related Persons.

The Shareholders were able to assign, in whole or in part, their respective subscription priorities within the scope of the Priority Offering, as well as the Reservation Requests of the Priority Offering already executed by them to third parties that are Shareholders of the Company or their respective controlling companies, subsidiaries or companies under common control provided that: (i) the Assignor Shareholder(s) and the Assignee(s) enter into a Priority Assignment Agreement, pursuant to the document that was made available on the Company's website; and (ii) exclusively on June 29, 2021, until 4:00 pm, a copy of the Priority Assignment Term duly signed, with notarized signature or legally valid digital signature, and, in the case of legal entities, accompanied by a copy of the documents proving the respective powers of representation, has been delivered to the Lead Coordinator. After the assignment of subscription rights or Reservation Requests of the Priority Offering took place under the terms above, the provisions applicable to Shareholders within the scope of the Priority Offering began to apply to the Assignees.

Each Shareholder (or Assignee) who has made a Reservation Request for the Priority Offering during the Reservation Period of the Priority Offering or the Reservation Period of the Priority Offering for Related Persons was assured the right to subscribe for Shares of the Priority Offering, subject to the Proportional Subscription Limit. If this relationship resulted in a fraction of a share, the investment amount was limited to the amount corresponding to the entire number of Shares of the Priority Offering, disregarding any fractions of Shares.

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Transaction	Type of Priority	Brief Description of the Priority *
IPO of Melnick in 2020	Priority allocation to shareholders who held interest in the Company's controlling shareholder on a date prior to the launch of the offer, in proportion to their respective shareholding positions.

The Priority Offering was exclusively intended for the Shareholders of Even Construtora e Incorporadora S.A. ("Even"), the Company's controlling shareholder, on the First Cut-off Date and the respective Proportional Subscription Limit was proportional to the position in custody of the Even Shareholder verified in the Second Cut-Off Date, disregarding the common shares then-issued by Even and that may be held in treasury.

In the context of the Priority Offering, Shares of the Priority Offering were distributed and intended for public placement with the Shareholders of Even who made a Reservation Request for the Priority Offering, during the Reserve Period of the Priority Offering and during the Reserve Period of the Priority Offering for Related Persons.

Even Shareholders who held, on the Second Cut-off Date, an equity interest equivalent to at least 10% of Even's capital stock (“Even's Reference Shareholders”) expressly waived their priority in the subscription of Shares, within the scope of the Priority Offering. In view of the Waiver of Even's Reference Shareholders, the amount of up to 73,000,000 Shares, corresponding to up to 100% of the offered Shares (not considering Supplementary Shares) was distributed and allocated primarily to the public placement with Shareholders (except Even’s Reference Shareholders) who intend to exercise their subscription priority. Thus, the Shares of the Priority Offering corresponded to all offered Shares (without considering the Supplementary Shares) to which the Shareholders of Even are entitled, observing the respective Proportional Subscription Limits, when excluding the Interest of Even's Reference Shareholders.

Even Shareholders who submitted Reservation Requests for the Priority Offering should indicate in the respective Reservation Requests for the Priority Offering the value of their investment in the Shares, subject to the respective Proportional Subscription Limit, there being no minimum investment amount for the Priority Offering. The rights arising from the Priority Offering described herein could not be negotiated or assigned by Even's Shareholders, and it is also certain that there would be no rounds of leftovers within the scope of the Priority Offering. The Shares of the Priority Offering that were not allocated in the Priority Offering were intended for placement with Non-Institutional Investors, respecting the allocation limit of Shares for the Retail Offering.

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Transaction	Type of Priority	Brief Description of the Priority *
IPO of Pague Menos in 2020	Priority allocation to shareholders who held interest in the Company prior to the IPO, in proportion to their respective shareholding verified prior to the launch of the offering.

The equivalent to up to 90% of the Shares initially offered (not considering the Supplementary Shares) was distributed and directed primarily for public placement with Shareholders who intended to exercise their priority right. The Shareholders interested in subscribing for Shares within the scope of the Priority Offering made reservation requests by completing a Reservation Request for the Priority Offering with a single Institution Participating in the Offering, during the Reservation Period of the Priority Offering and, if they are Related Persons, during the Reservation Period of the Priority Offering to Related Persons, expressing the intention to exercise its priority right in accordance with the procedure indicated below.

Each Shareholder who has made a Reservation Request for the Priority Offering during the Reservation Period of the Priority Offering or the Reservation Period of the Priority Offering for Related Persons was assured the right to subscribe for Shares of the Priority Offering in an amount equivalent to the Limit of Proportional Subscription. If the Proportional Subscription Limit resulted in a fraction of a Share, the value of the Shareholder's investment was limited to the amount corresponding to the entire number of Shares of the Priority Offering, disregarding any fractions of Shares.

Shareholders who submitted Priority Offering Reservation Requests must have indicated in their Priority Offering Reservation Requests the value of their investment in the Priority Offering Shares, subject to the respective Proportional Subscription Limit, with no minimum investment for the Priority Offering. There was no apportionment of any remaining shares of the Priority Offering among Shareholders. The Shares of the Priority Offering that were not allocated in the Priority Offering were intended for placement with Non-Institutional Investors, respecting the allocation limit of Shares for the Retail Offering. If such Shares were not subscribed by Non-Institutional Investors within the scope of the Retail Offering, these Shares were directed for the Institutional Offering.

* The terms defined in the table above have been included based on the definitions contained in the prospectuses for each of the described offerings.

Currently, shares issued by Eletrobras are traded at B3, Latibex and NYSE – in the latter case, through ADRs, which represent the share ownership of non-US companies. The extension of these rights is even seen, from the US point of view, as a public offering of securities and, therefore, as a rule, would depend on registration with the Securities Exchange Commission (“SEC”).

As provided in Form 20-F filed with the SEC, Eletrobras may exclude preemptive rights (if any) of ADR holders for newly issued shares. The ADR depositary will sell the rights relating to the shares underlying the ADRs, if possible, and will distribute the proceeds to ADR holders on a pro rata basis. If such rights are not sold, ADR holders will not be entitled to any compensation.

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Additionally, there is no obligation to grant Preemptive Rights or Priority Offering in the US and/or Spain.

As determined by article 1, paragraph 1, of Law 14,182, the issuance of ONs in the context of the capital increase will be carried out through a public offering of primary distribution, and may be subscribed and paid in by investors in the capital market environment (" Primary Offering ”).

Optionally, the modeling may predict that, within the scope of such a transaction, the Federal Government and companies directly or indirectly controlled by it that so intend may dispose of shares held by them, through a secondary public offering of shares, as permitted. by article 1, paragraph 2, of Law 14,182 (“Secondary Offering” and, together with the Primary Offering, the “Offering”). It should be noted that said legal provision already represents the legal authorization necessary for the performance of the Secondary Offering, without the need for a new authorizing law or similar instrument for such performance. The outlines of the Offering will be the object of a modeling report, which will be submitted to CPPI for appreciation.

It is important to note that paragraph 1 of article 1 of Law 14,182 provides that "the privatization of Eletrobras will be carried out in the form of a capital increase", while paragraph 2 provides that "the increase in Eletrobras' share capital may be accompanied by a public secondary offering of shares”. On a joint reading of these provisions, one could preliminarily understand that Law 14,182 requires that the effective privatization of Eletrobras (that is, the dilution of the Federal Government's interest, directly or indirectly, in the voting capital of Eletrobras to a level equal to or less than 50%) occurs within the scope of the Primary Offering, disregarding the reduction in the Federal Government's interest caused by a possible Secondary Offering.

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However, we understand that this interpretation is extremely literal and deviates from the objective of paragraph 2 above, which intends that the Secondary Offering be used as support for the Primary Offering to achieve the Privatization – that is, that the dilution of the Federal Government could also occur through the Secondary Offering. A different interpretation would be unnecessarily restrictive and would not be in line with the purpose of Law 14,182. The explanatory memorandum of Provisional Measure No. 1,031 of 2021 (which was converted into Law 14,182) clarifies that, in order to “ensure that the Federal Government will have a minority interest in the Company, the capital increase may be accompanied by a secondary public offering of shares owned by the Federal Government”.

For the purposes of this Report, we assume that it has not yet been defined by the Federal Government whether the Secondary Offering will take place. In this sense, the defined term “Offering” may or may not include the Secondary Offering, as the case may be. We understand that the convenience of carrying out the Secondary Offering will be analyzed in the modeling report.

In any case, it is important to mention that Law 14,182 dealt with the hypothesis of the Secondary Offering accompanying the Primary Offering. In this sense, the Federal Government, if applicable, will adhere to a public offering structured by Eletrobras. This adhesion, naturally, will involve the hiring by the Federal Government of the coordinating banks selected by Eletrobras.

In a situation like this, we face a hypothesis in which the realization of a bidding or any competitive procedure for hiring coordinating banks by the Federal Government proves to be unfeasible, since Eletrobras will have already hired the coordinators who will act in the Offering. Therefore, considering that the adhesion of the Federal Government is authorized by Law 14.182 and probably necessary for the achievement of the Privatization, there is no contravention of the principles of legality, morality and public interest in the hiring by the Federal Government of the coordinating banks selected by Eletrobras.

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Finally, it should be clear that privatizing Eletrobras means reducing the Federal Government's participation in the voting capital to a level equal to or less than 50%.

Article 7 of the Law creating Eletrobras (revoked by Law 14,182) provided for the Federal Government's duty to subscribe the entire initial capital of Eletrobras and, in subsequent issues of ONs, an amount that is sufficient to assure a minimum of fifty-one per percent of the voting capital. In this sense, what makes Eletrobras a mixed-capital company, also in line with article 4 of the State-Owned Companies Law, is the fact that the Federal Government holds the majority of its voting capital.

Notwithstanding, the PND Law establishes, in its article 2, paragraph 1, item “a”, that privatization is considered to be alienation,[3] by the Federal Government, of rights that assure it, directly or through other subsidiaries, preponderance in corporate deliberations and the power to elect the majority of the company's management.

In this sense, the dilution of the Federal Government's interest in the voting capital to a level equal to or less than 50% must also take into account, in the calculation of 50%, the interests of subsidiaries. Therefore, the participation of entities that are part of the Public Administration, directly or indirectly, as purchasers within the scope of the Offering should be prohibited. More specifically, participation in the Offering, as acquirers, of entity(ies) that are part of the Federal Public Administration directly, indirectly or by means of foundations, as well as funds in which the Federal Government directly or indirectly holds the majority of the shares, and also of any of the powers of the Federal Government.

[3] We understand that, in this context, the term “disposal” used in article 2, paragraph 1, item “a”, of the PND Law can be interpreted as: (i) disposal in the strict sense, that is, as a transfer by the Federal Government of the shareholdings that assure its preponderance in corporate resolutions and the power to elect the majority of Eletrobras' management; or (ii) as a loss, by the Federal Government, of the rights that ensure preponderance in corporate resolutions and the power to elect the majority of Eletrobras' management. Although subtle, the difference is relevant, especially in the context of a privatization in the form of a capital increase with the waiver of subscription rights by the Federal Government – a case in which there is not, properly speaking, a sale of equity interest in the Federal Government, but rather primary acquisition of Eletrobras’ shares by investors. Considering that the PND Law itself established, in its article 4, item III, as a form of privatization, the “capital increase, with total or partial waiver or assignment of subscription rights”, the interpretation of the term “disposal” which seems to reconcile article 2, paragraph 1, subparagraph “a” and article 4, subsection III, is the loss, by the Federal Government, of the rights that ensure preponderance in corporate resolutions and the power to elect the majority of management of Eletrobras.

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III.2.           Main entities and public bodies involved in Privatization

PPI was established, within the attributions of the Presidency of the Republic, by Law No. 13,334, of September 13, 2016 (“PPI Law”), with the purpose of expanding and strengthening the interaction between the State and the private initiative by means of signing of partnership contracts for the execution of public infrastructure projects and other privatization measures.

In order to perform the functions required for the PPI, the PPI Law created 2 structures: CPPI and the Secretariat of the Investment Partnerships Program of the Presidency of the Republic (“SPPI”).

In accordance with article 7 of the PPI Law, CPPI is responsible for: giving an opinion on proposals from the proper bodies or entities, on the matters provided for in article 4 of the PPI Law; monitor the execution of PPI; to draft proposals and representations to the heads of the executive power; to draft recommendations and normative guidelines to the bodies, entities and authorities of the public administration of the Federal Government; among other functions.

CPPI is composed of the Minister of the Civil House, Minister of Economy, Minister of Infrastructure, Minister of Mines and Energy, Minister of the Environment, Minister of the Government Secretariat, President of BNDES, President of Caixa Econômica Federal, President of Banco do Brasil and the Minister of Regional Development (Article 7, paragraph 1, of the PPI Law).

Additionally, paragraph 2 of article 7 of the PPI Law establishes that sectoral ministers responsible for the proposals or matters under examination and, when applicable, the top managers of the competent regulatory authorities, are invited to participate in CPPI meetings, but without the right to vote.

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In cases of urgency and relevant interest, Decree No. 10.245, of February 18, 2020 (“CPPI Decree”), attributes to the president of CCPI, the Minister of Economy, jointly with the Minister that governs the corresponding sectorial management, the prerogative to resolve on the matter, subject to later acceptance by the CPPI collegiate.

With regard to the privatization process of companies included in the PND, the PPI Law attributed to CPPI the duty of performing the functions assigned to the National Privatization Council ("CND"), provided for in Law No. 9,491, of September 9, 1997 (“PND Law”).

Pursuant to article 5, paragraphs 4 and 5, of the PND Law, and article 12 of the PND Decree, the president of CPPI (Ministry of Economy) has the prerogative to resolve ad referendum of the collegiate in cases of urgency and relevant interest, in which case the decision must be submitted to the collegiate body at the first meeting that follows that decision.

Considering that the PND Law is a specific law for the purposes of privatization, it is understood that the CND's powers assumed by CPPI must be exercised in accordance with the provisions of the specific legislation of the PND[4].

The SPPI is a body subordinated to the Civil House of the Presidency of the Republic, with the purpose of coordinating, monitoring, evaluating and supervising the actions of PPI and supporting the sectoral actions necessary for its execution, under the terms of article 8 of the PPI Law.

[4] See, in this regard, the Law of Introduction to the Rules of Brazilian Law (Decree-Law No. 4,657/1942):

“Art. 2. When not intended for temporary validity, the law will remain in force until another modifies or revokes it. § 1 The later law revokes the previous one when it expressly declares it, when it is incompatible with it or when it entirely regulates the matter dealt with in the previous law. § 2 The new law, which establishes general or special provisions along with the existing ones, does not revoke or modify the previous law.”

Considering that the PPI Law established a general provision on ad referendum resolution, without specifying whether or not applicable to privatization and without expressly revoking the provisions of the PND legislation, it is understood that the latter prevail in matters of privatization.

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The PND, established by the PND Law, is a program that aims to reorganize the State's strategic position in the economy, transferring activities not necessarily explored by the public sector to the private sector.

The PND Law provides for a series of mechanisms and procedures to carry out privatization of state-owned companies or mixed-capital companies in different operational modalities.

It is important to note that the PND Law and the PND Decree do not impose the need to conduct a public hearing for privatization processes.

Law No. 8,666, of June 21, 1993, (“Former Bidding Law”) requires, in cases of bidding with an estimated value exceeding R$330,000,000.00, that it is preceded by a public hearing conducted by the responsible authority, pursuant to article 39.

Also, Law No. 14,133, of April 1, 2021 (“New Bidding Law”) provides that the holding of the public hearing is optional, and may be carried out depending on a judgment of convenience and opportunity of the public manager.

The bidding legislation is not applicable to Privatization, as it is not a common procedure for the sale of shares through a bidding process, but a privatization operation governed by the PND, which will take place within the scope of the capital market.

In this regard, Law 14,182 expressly authorized privatization of companies directly controlled by the Federal Government to be carried out through the sale of equity interest, including shareholding control, IPO or capital increase, with the waiver or assignment, in whole or in part, of subscription rights, provided that the transaction is carried out through a trading session on a stock exchange or a public offering for the distribution of securities in the primary or secondary markets, in compliance with the rules issued by CVM and in compliance with the requirement of legislative authorization in the appropriate cases.

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In the same sense, CPPI Resolution No. 176, of April 27, 2021 ("CPPI Resolution 176"), which conveyed attributions to Eletrobras that are required for the privatization process, expressly provided that the Eletrobras capitalization process must adopt the rules and practices applied to the securities market.

In this sense, there is no legal duty to hold a public hearing for the Privatization under analysis.

Furthermore, the PPI Law determines that the partnership contracts that come to be part of the PPI project portfolio will not have their projects tendered before the submission of the draft notice and contract for consultation or public hearing (Article 13-A).

Strictly speaking, the Privatization itself cannot be considered a partnership agreement for the purposes of the PPI Law. Notwithstanding, Law 14,182 conditioned Eletrobras' capitalization to the granting of new electricity generation concessions, which must be preceded by a public hearing and/or consultation by the applicable body, pursuant to its article 13-A.

In this sense, the Privatization itself will not need to be preceded by a public hearing; however, if deemed convenient, there is no legal impediment to its performance.

The PND has the CND as its highest decision-making body. According to article 6, item II, of PND Law, CND is responsible for approving: (i) the operational modality to be applied to each privatization; (ii) the adjustments of a corporate, operational, accounting or legal nature and the financial reorganization necessary for privatization; (iii) the conditions applicable to privatizations; (iv) the creation of a share of a special class, to be subscribed by the Federal Government; (v) merger, amalgamation or spin-off of companies and the creation of a wholly-owned subsidiary, necessary for the feasibility of privatizations; (vi) the hiring, by the Manager of the National Privatization Fund, of expert opinions or studies necessary for the privatization of specific sectors or industries; and (vii) the exclusion of the Federal Government’s movable and immovable property included in the PND.

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However, article 7, item V, item “c”, attributed to CPPI the duty of performing the functions previously assigned to CND. Therefore, the functions listed above are currently performed by CPPI, including the authority to approve the general conditions for privatization of companies classified under CND.

On February 23, 2021, Provisional Measure No. 1,031/2021 was edited, dealing with the process of privatization of Eletrobras. On March 23, 2021, CPPI Resolution No. 167 was published, which recommended the inclusion of Eletrobras in the PND for the beginning of the studies necessary to structure the capitalization process of Eletrobras. Subsequently, Decree No. 10,670 of April 8, 2021 was edited, which provided for the qualification of Eletrobras under the PPI and PND.

On April 27, 2021, CPPI approved Resolution No. 176, which attributes to Eletrobras certain acts that are required for the privatization process referred to in Provisional Measure No. 1,031/2021, further determining that BNDES would execute and monitor the capitalization process until its closure, and must provide support to Eletrobras, in compliance with its attributions, as Manager of the National Privatization Fund.

On May 19, 2021, in a session of the Chamber of Deputies (Câmara dos Deputados), the conversion of Provisional Measure No. 1,031/2021 into law was approved, with changes proposed by the deputy rapporteur in relation to the original text. After the presidential sanction, on July 12, 2021, Law 14,182 was published, which provides for the Privatization.

Pursuant to article 1, paragraphs 3 and 4, of Law 14,182, BNDES will be responsible for executing and monitoring the Privatization process, and may hire specialized technical services to carry out such process.

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Furthermore, the CPPI of the Presidency of the Republic may establish attributions to BNDES and Eletrobras, as required for the Privatization, pursuant to article 1, paragraph 5, of Law 14,182.

In view of all the above, it is understood that the exercise of the deliberative attribution of CPPI is restricted to the compliance with the operational modality elected by the authorization law of the Privatization (that is, Law 14.182, and the modality chosen was the Offering) and the conditions for its implementation.

Furthermore, we emphasize that, in this case, the CPPI's attribution to approve the Privatization conditions includes the attribution of defining a minimum price for the sale of Eletrobras shares, as provided for in article 15 of the PND Law, as will be discussed in item XIV.

In addition to the aforementioned government bodies, in order for the Privatization to take place, the proposed modeling will have to be approved by a number of other state bodies. We therefore present the bodies involved in this process.

III.2.1.  Federal Court of Accounts (Tribunal de Contas da União)

The Federal Court of Accounts (Tribunal de Contas da União or "TCU") has the attribution of supervising the privatization processes carried out by the Federal Public Administration, including the privatization of companies, public service concessions and permissions, the contracting of Public-Private Partnerships (PPPs) and the granting of economic activities reserved or monopolized by the State.

The inspection procedure is governed by TCU Normative Instruction No. 81/2018 ("IN 81/2018"), also applicable to the Privatization process, in view of the decision of Minister Aroldo Cedraz, contained in Official Letter 35258/2021-TCU/Seproc, in order to “ratify the option to carry out the inspection proposed within the scope of the present case, having IN-TCU 81/2018 as the rule governing the relevant monitoring”.

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Article 2, paragraph 2, of IN 81/2018 determines that the extract of the Privatization planning, which must include the description of the object, estimate of value of investments, its relevance and schedule, must be sent to TCU at least 150 days from the date set for the publication of the bidding notice.

However, said provision is not directly applicable to the Privatization, insofar as, unlike what occurs with privatization processes carried out in the form of sale of equity interest held by the Federal Government, carried out through a bidding procedure (usually in the form of public bidding procedure), the Offering will not have a bidding notice indicating the minimum price to be considered by the bidders, but a Preliminary Prospectus, which will already contain information related to the Offering and, later, the Definitive Prospectus, after the Bookbuilding procedure, which will include the share price.

Considering this particularity, intrinsic to the modality applicable to the Privatization, we understand that, for the purposes of the evaluation by TCU and counting the deadlines of IN 81/2017, the references to "bidding notice" must be understood as references to the draft of the Preliminary Prospectus, insofar as that said document will contain information related to the Offering, allowing TCU to exercise its supervisory powers from the beginning.

However, it is important to note that, as the Minimum Price will only be known on the day of Pricing, it is essential that the economic and equity valuation studies that will support CPPI's decision remain confidential until the publication of the Final Prospectus, under the risk of anchoring the reserve requests from investors, which could, consequently, lead to a reduction in the amount to be captured by the Federal Government and Eletrobras within the scope of the Offering.

In view of this, even if the draft of the Preliminary Prospectus is considered for purposes of the evaluation by TCU and counting of the deadlines of IN 81/2017 as the "public notice" of the Offering, the share price will only be known on the day of Pricing, which is why the confidentiality of the economic and net equity evaluation studies that will support CPPI's decision must be protected until then, as it will be better explained later in this Report.

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In addition to the extract mentioned above, within the scope of the Privatization, the following additional documents must be submitted to TCU, provided for in article 4 of IN 81/2018: (i) reasons and legal basis for the privatization proposal; (ii) Share Deposit Receipt referred to in paragraph 2 of article 9 of Law No. 9,491/1997; (iii) mandate that grants specific powers to the management to perform all acts inherent and necessary for the privatization; (iv) public notice for the contracting of consulting services referred to in article 31 of Decree No. 2,594/1998; (v) bidding process for contracting consulting services, including the respective contracts; (vi) bidding process for contracting the audit services referred to in article 21 of Decree No. 2,594/98, including the respective contract; (vii) bidding processes for contracting specialized services; (viii) reports from the economic-financial evaluation and assembly and execution of the privatization process; (ix) report of the third evaluator referred to in paragraph 2 of article 31 of Decree No. 2,594/1998, if any; (x) report containing the date, value, conditions and form of implementation of the securities and means of payment used, after the legal authorization of privatization, for the financial reorganization of the company or institution; (xi) report containing the date, amount, conditions, form of implementation, titles and means of payment used, from the legal authorization of privatization, for investments or financial investments of any nature carried out in the company by bodies or entities of the federal public administration or controlled by it, directly or indirectly; (xii) report containing the date, amount, conditions and form of implementation of the waiver of rights, from the legal authorization for the privatization of the company, against a private entity or individual, whose amount exceeds 1% of shareholders' equity; (xiii) proposal and act of setting the minimum sales price, accompanied by the respective justifications; (xiv) copy of the minutes of the shareholders' meeting that approved the minimum sale price; and (xv) draft of the privatization notice.

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Also, according to the decision of Minister Aroldo Cedraz in Official Letter 35258/2021-TCU/Seproc, TCU admits the need to work with flexibility regarding the scope of monitoring to be carried out by the Court to enable the Privatization schedule. Thus, the responsible inspection team will be able to direct its work to significant issues related to the transfer of control of Eletrobras and to regulatory issues directly impacted by the privatization.

The documents that prove to be relevant to the Offering should, in principle, be forwarded to TCU in electronic form 90 days in advance of the publication date of the Draft of the Preliminary Prospectus, pursuant to article 8 of IN 81/2018. Currently, BNDES is negotiating with TCU to define more adequate terms for the envisaged schedule for the Privatization of Eletrobras.

From the date of receipt of these documents, the unit responsible for instructing the process of monitoring the Privatization must file a report, analyze the documents and send a proposal on the merits to the rapporteur within 75 days, as provided for in article 9 of IN 81/2018. However, paragraph 7 of the same article provides that, in exceptional cases in which the complexity of the undertaking so requires, the Reporting Minister may set a period longer than the general period.

Furthermore, the same instruction will also govern the inspection procedure of the new concessions that will be granted as a condition precedent to Privatization.[5]

[5] Article 3 of IN 81/2018 determines that, for these processes, the granting authority must make the following documents available: (i) decision to open a bidding process; (ii) object, exploration area and term of the contract or administrative act; (iii) documents and electronic spreadsheets developed for the economic-financial evaluation of the enterprise, including in magnetic media, with detailed formulas, without the requirement of access passwords or any form of blocking the calculations, and, when applicable, description of the inter-relationship of the spreadsheets presented; (iv) list of studies, investigations, surveys, projects, works and expenses or investments already made, linked to the object to be bid, if any, with a breakdown of the corresponding costs; (v) an updated demand study developed based on the characteristics of the enterprise to be tendered; (vi) projection of operating revenues, duly based on the demand study provided for in the previous item; (vii) list of possible alternative, complementary, ancillary sources of revenue or arising from associated projects, as well as a description of how they will be appropriated during the execution of the contract in order to promote reasonable tariffs; (viii) list of works and mandatory investments to be carried out by the delegate during the execution

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With regard to such new concessions, article 8 of IN 81/2018 provides that it shall be delivered to TCU, at least 90 days before the estimated date for publication the bidding notice (draft of the Preliminary Prospectus), all documents described in Article 3 concerning concessions. In this sense, within the scope of the Privatization, the value added by the new electricity generation concession contracts, consisting of the grant bonus and the payment to the Energy Development Account (Conta de Desenvolvimento Energético or “CDE”), must be forwarded to TCU within that period.

As TCU also supervises the calculation of the value added to the concessions and can make recommendations that lead to the change of the values defined by CNPE, the possible need for changes in the studies and modeling that, in this case, will be submitted again to CPPI, cannot be ruled out.

We emphasize that IN 81/2018 does not set deadlines for intermediate stages.

of the adjustment term, accompanied by the respective physical-financial schedules, as well as the works and investments that the Granting Authority will be responsible for making, if applicable; (ix) list of non-mandatory works and investments, which are linked to the level of service, accompanied by an estimate of their implementation, through synthetic physical-financial schedules; (x) detailed and updated budget of the works and investments to be carried out by the delegate, so that the basic design elements and the level of updating of the studies presented allow the full characterization of the work, investment or service; (xi) substantiated breakdown of expenses and estimated costs for the provision of services; (xii) breakdown of the guarantees required from the delegate to comply with the venture's investment plan, appropriate to each case; (xiii) definition of the methodology to be used to assess the economic-financial balance in the first cycle of review of the concession or permission agreement and its updating method, as well as the justification for its adoption; (xiv) definition of the methodology for restoring the affected economic-financial balance; (xv) description of the methodology to be used to assess the quality of services provided by the delegate, including indicators, measurement periods and other elements necessary to define the level of service; (xvi) contractual obligations arising from financing previously granted by international organizations or institutions that have an impact on the enterprise; (xvii) copy of the previous environmental license, of the guidelines for the environmental licensing of the enterprise or of the conditions established by the responsible environmental agency, in the form of the sectorial regulation, whenever the object of the bidding so requires; (xviii) list of mitigating and/or compensatory measures for impacts on the environment, including existing environmental liabilities, accompanied by a physical-financial schedule and an indication of the agent responsible for implementing said measures; (xix) breakdown of costs for adapting the project to the requirements or conditions of the competent environmental protection agency; (xx) report with the management body's statement on the issues raised during the public hearing on the feasibility studies, if any, and on the draft of the summons and annexes; and (xxi) study containing an exhaustive description of all the elements that make up the risk sharing matrix of the enterprise, basing the allocation of each mapped risk for each of the parties involved in the contract to be signed.

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The proposal of deadlines other than those provided for in IN 81/2018 will depend on prior alignment with TCU, during the monitoring activity of that Court, since they are outside the scope provided for in the standard.

III.2.2.  Ministry of Mines and Energy

The Ministry of Mines and Energy, as holder of sector where Eletrobras is inserted, will be one of the bodies that will act to assure the execution of the Privatization.

Since the Privatization is subject to the Restructuring (as defined below), it was decided to create a new state-owned company, linked to the Ministry of Mines and Energy, which will hold control of Eletronuclear and interest in the capital of Itaipu, called Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar (“ENBpar”), pursuant to Decree No. 10,791/2021, published on September 13, 2021 in the Official Gazette of the Federal Government.

The sole paragraph of article 4 of Decree-Law No. 200, of February 25, 1967, provides that the entities included in the Indirect Administration are linked to the Ministry in whose area of competence their main activity falls.

Therefore, in the Privatization process, the Ministry of Mines and Energy will also act as the Ministry of State to which ENBpar will be linked, so it proposed, pursuant to CNPE Resolution No. 15 of August 31, 2021, the amounts (i) of the payment to CDE, and (ii) of the granting bonus, with such amounts corresponding, each one, to half of the value added by the new concession contracts (see item III.3 of this Report).

III.2.3.  Secretariat for Coordination and Governance of State Companies (SEST)

The Secretariat for Coordination and Governance of State Companies (Secretaria de Coordenação e Governança das Empresas Estatais or “SEST”), established by Decree No. 8,818, of July 21, 2016, is a body of the federal public administration that acts with respect to companies where the Federal Government holds the majority of the voting capital, directly or indirectly, public companies, mixed-capital companies, their subsidiaries and controlled companies and other companies, called federal state-owned companies.

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Although, as a general rule, SEST is not a body with the attribution of acting in privatization, in relation to the Privatization, such body will need to be involved, since there will be the creation of a new state-owned company (ie, ENBpar) that will hold Eletrobras' interest in Eletronuclear and Itaipu.

As it will be explained in item IV.2.4, SEST will be involved in the process of creating ENBpar and increasing its capital stock.

In addition, since the Privatization will lead to the amendment of the bylaws of some state-owned companies (notably, Eletronuclear), it will be required the analysis of these changes by SEST, as provided for in Ordinance No. 1,122, of January 28, 2021 (“Ordinance 1,122/2021”).

III.2.4.  Board of National Energy Policy Council (Conselho Nacional de Política Energética or CNPE)

Within the scope of the Privatization, article 4 of Law 14,182 attributed to CNPE the authority to (i) establish the value added by the new concession contracts, (ii) set the amounts for payment to CDE and the bonus for the grant, and (iii) define the form of payment by Eletrobras or its subsidiaries to CDE.

Thus, modeling choices related to these themes were forwarded for analysis and approval by CNPE, which edited Resolution No. 15/2021, as detailed in item III.3 of this Report.

CNPE also has attributions related to Angra 3, provided for by Law No. 14,120/2021, to (i) authorize a new grant of authorization for the exploration of Angra 3, and (ii) approve the price of electric energy of the new Power Commercialization Agreement of Angra 3 to be signed (see item IV.1.2 of this Report).

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III.2.5.  ANEEL

ANEEL, created by Law No. 9,427/1996 and incorporated by Decree No. 2,335/1997, is an autarchy under a special regime, linked to the Ministry of Mines and Energy, which regulates and supervises the activities of generation, transmission, distribution and commercialization of energy, in accordance with federal government guidelines and policies.

ANEEL's responsibilities include, among others, (i) promoting, by means of delegation, based on the grant plan and guidelines approved by the Granting Authority, the bidding procedures for contracting public service concessionaires and permissionaires for the production, transmission and distribution of electric energy and for the granting of a concession to explore hydraulic potentials; (ii) manage the concession or permission contracts for public electric energy services, concessions for the use of public assets, as well as inspect, directly or through agreements with state agencies, concessions, permissions and the provision of energy services electrical; (iii) define the tariffs for the use of transmission and distribution systems; (iv) regulate the service granted, permitted and authorized and permanently supervise its provision; (v) act, pursuant to the law and the contract, in the processes of definition and control of prices and tariffs, ratifying their initial values, readjustments and revisions, and creating mechanisms for monitoring prices; and (vi) authorize the transfer and change of shareholding control of a concessionaire, permittee or authorized electric power services or installations.

Therefore, Eletrobras, as a generation and transmission agent and manager of government programs in the electricity sector, is subject to regulation and inspection by ANEEL.

Pursuant to article 5 of ANEEL Normative Resolution No. 484/2012, the transfer of direct and indirect corporate control of the public service delegate for electric energy generation, as well as the concessionaire and authorized companies for generation of electric energy by thermal source with nuclear fuel. It is understood that the same applies in relation to the change in the company's co-control.

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In this context, it should be considered that, pursuant to Article V of the Treaty and Opinion L-208, approved on October 17, 1978, Itaipu is considered an international public service concessionaire.

Eletronuclear is authorized to generate electricity by thermal source with nuclear fuel, whose activities are supported by Ordinance of the Ministry of Mines and Energy No. 416/1970.

In view of the above, the transfer of control or direct co-control of Itaipu and Eletronuclear, from Eletrobras to ENBpar, is subject to the prior consent of ANEEL under the terms of ANEEL Normative Resolution No. 484/2012.

Pursuant to article 11 of ANEEL Normative Resolution No. 484/2012, the initial request for prior consent by ANEEL to the transfer of corporate control (or co-control) must be filed and formulated in writing by Itaipu and Eletronuclear, in Portuguese, and contain the following data, documents and information: (i) identification of sectorial agents; (ii) identification of representatives, when applicable; (iii) applicants' domicile or place for receiving communications; (iv) date and signature of the agents themselves or their representatives; (v) formulation of the request, with exposition of the facts and its legal, contractual and regulatory grounds, containing: a) detailed presentation of the intended operation, in order to demonstrate its motivation and purpose, and the interest of the delegates and its controller in its performance, mainly the benefits arising from it, whether of a business, patrimonial, legal, financial and tax nature, as well as any risk factors involved; b) intended timetable for the implementation of the operation, providing for a minimum indicative period of 60 days for ANEEL to overcome the instruction, analysis and resolution phase of the prior consent to the transfer of corporate control; and c) characterization of the current corporate control of sectoral agents, accompanied by the incorporation act in effect, the act of appointment of the current management, corporate diagram of the economic group and, if applicable, the shareholders' agreement that influences the sectoral agent's corporate control and the information if the company is governed by supplementary rules of another corporate type; and (vi) the documents of the alleged controlling shareholder, as detailed below.

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The documents required by the alleged controlling shareholder (ENBpar), listed in the annex to said resolution, are as follows:

  Existing incorporation acts;
  Shareholders' agreement and other legal transactions that impact corporate control;
  Corporate chart of the economic group that simulates the post-transaction situation, as well as charts of any intermediate steps;
  Statement by the alleged parent that: (i) it agrees and undertakes to comply with all provisions of the current delegation (Concessionaire / Permissionary / Authorized Company), (ii) it will maintain, at least, the current technical capacity of the delegate and implement improvements; and (iii) it is subject to legal and regulatory norms;
  Financial statements for the last fiscal year, as required by law;
  Clearance Certificate of Bankruptcy, Concordat and Judicial and Extrajudicial Recovery (Certidão de Falência, Concordata e Recuperação Judicial e Extrajudicial);
  Simple copy of the enrollment with the National Registry of Legal Entities – CNPJ;
  Simple copy of the enrollment with the State taxpayer register;
  Simple copy of the enrollment with the Municipal taxpayer register;
  Clearance Certificate of Debts Relating to Federal Taxes and the Federal Government's List of Debtors (Certidão Negativa ou Positiva com efeito de Negativa Conjunta de Débitos Relativos a Tributos Federais e à Dívida Ativa da União);

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  Certificate of Taxes Related to Social Security Contributions and Third Party Contributions (Certidão dos Tributos Relativos às Contribuições Previdenciárias e as de Terceiros);
  Certificate of Regularity before the Severance Indemnity Fund (Fundo de Garantia do Tempo de Serviço or FGTS);
  Clearance Certificate of Labor Debts (Certidão Negativa de Débitos Trabalhistas – CNDT) or Positive Certificate with the same effects as the CNDT;
  Clearance Certificate of State taxes;
  Clearance Certificate of Municipal taxes;
  Statement of compliance with the obligation provided for in Law No. 9,854, of October 27, 1999, in accordance with the provisions of item V of Article 27 of Law No. 8,666 of 1993;
  Draft Protocol, Justification and Appraisal Report, and planning of the amendments to the articles of association of the companies involved in the corporate restructuring process, if applicable;
  Analytical Balance Sheet and the most recent Income Statement of the companies involved in the corporate restructuring, if applicable; and
  Projection of the successor company's Balance Sheet, Income Statement and Cash Flow, simulating the post-corporate restructuring scenario, if applicable.

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According to a manual available on ANEEL’s website[6], the deadline estimated by ANEEL to complete the analysis of requests for transfer of corporate control is 60 days, counting from the complete instruction of the request, which takes place with the protocol of the last document presented to ANEEL.

Considering the schedule informed for Privatization, as well as the minimum period of 60 days for analysis by ANEEL for the aforementioned approvals, the achievement of the deadlines of said schedule may not be feasible. Therefore, we recommend that a formal consultation is carried out with ANEEL to confirm the possibility of analyzing the direct change of control or co-control of Itaipu and Eletronuclear from Eletrobras to ENBpar within a period that does not compromise the Privatization schedule.

As detailed in item XI.4 of this Report, we understand that the change of control of Eletrobras through the dispersion of capital and, consequently, the change of indirect control of the subsidiaries of Eletrobras is subject to a supervision a posteriori by ANEEL. However, considering the formal consultation recommended above, the aforementioned understanding may be presented to ANEEL in the same consultation.

III.2.6.  National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES)

PND Law provides in its article 2, paragraph 3, that BNDES may, by determination of CND and at the request of the States or Municipalities, sign an agreement to supervise the privatization process and procedures established within the scope of PND.

In addition, PND Law created the National Privatization Fund (Fundo Nacional de Desestatização or "FND"), of an accounting nature, incorporated by linking to it, as a deposit, the shares or quotas owned directly or indirectly by the Federal Government, issued by companies that have been included in PND (Article 9).

[6] https://www.aneel.gov.br/documents/656815/14968767/Transfer%C3%AAncia_de_Controle_Societ%C3%A1rio_at19.pdf/61a4fa91-cada-ed7d-e741-287553d5429b

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Article 17 of PND Law establishes that FND is managed by BNDES, called “Fund Manager”.

As Fund Manager, article 18 of PND Law assigns the following powers to BNDES: (i) provide administrative and operational support, necessary for the functioning of CND, including secretarial services[7]; (ii) disclose the privatization processes, as well as provide all information that may be requested by the competent authorities; (iii) set up work groups, made up of employees of BNDES and its subsidiaries and of employees of the direct or indirect Public Administration, in order to provide technical support for the implementation of privatizations; (iv) promote the hiring of consultancy, auditing and other specialized services necessary for the execution of privatizations; (v) submit to the President of the CND the matters dealt with in item II of article 6 of PND Law; (vi) promote articulation with the securities distribution system and the Stock Exchanges; (vii) select and register companies of recognized reputation and traditional acting in trading of capital, transfer of shareholding control, sale and leasing of assets; (viii) prepare the documentation of privatization processes, for consideration by the Federal Government's Court of Accounts; and (ix) submit to the President of the Board other matters of interest for PND.

CPPI Resolution No. 167, of March 16, 2021, which recommended qualifying Eletrobras under the PPI and its inclusion in the PND, was edited to allow BNDES to begin the studies necessary for the Privatization.

Subsequently, through CPPI Resolution No. 176, of April 27, 2021, BNDES was assigned the responsibility for conducting the execution and monitoring of the capitalization process until its conclusion, and must observe its attributions as Fund Manager.

[7] After the creation of CPPI, the function of executive secretariat began to be exercised by the Executive Secretariat of PPI, under the terms of 8-A of Law No. 13,334/2016.

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Thus, BNDES, in the role of Fund Manager, was assigned the execution and monitoring of the entire Privatization process, as well as supporting Eletrobras in whatever is necessary to make the process viable.

III.2.7.  CADE

The Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”), created by Law No. 4,137/62, is a federal agency under a special regime with a judicial function, linked to the Ministry of Justice.

Its attributions are described in Law No. 12,529/11, and include, among others (i) analyzing and administratively punishing, in a single instance, individuals and legal entities that commit violations of the economic order; and (ii) analyze mergers, in order to avoid excessive concentration that could negatively affect the competitive aspect of a given market.

Pursuant to Law No. 12,529/11 and Interministerial Ordinance No. 994/2021, acquisitions of equity interests are subject to prior analysis by CADE if at least one of the economic groups of the parties involved in the transaction (in terms of CADE's definition) has registered, in the last balance sheet, gross sales in Brazil equal to or greater than R$75,000,000.00 and, in relation to the other economic group also involved in the operation, gross sales of at least R$750,000,000.00, also in Brazil and based on in the last balance.

Furthermore, pursuant to article 10 of CADE Resolution No. 2/2012, even if the groups of parties involved meet the financial criteria mentioned in the previous paragraph, the transaction will only be subject to mandatory notification to CADE if it results in the acquisition of control, unitary or shared, or, in the case of acquisition of minority interest, in the following cases:

I - In cases where the investee is not a competitor or operates in a market vertically related to the activities of the economic group to which the acquirer belongs:

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a) Acquisition that gives the acquirer direct or indirect ownership of 20% or more of the share or voting capital of the investee; or

b) Acquisition made by a holder of 20% or more of the capital stock or voting capital, provided that the interest directly or indirectly acquired, from at least one seller considered individually, reaches 20% or more of the capital stock or voting capital.

II – In cases where the investee company is a competitor or operates in a market vertically related to the activities of the economic group to which the acquirer belongs:

a) Acquisition that grants direct or indirect interest of 5% or more of the voting or share capital; or

b) Last acquisition that, individually or in combination with others, results in an increase in participation greater than or equal to 5%, in cases where the investor already holds 5% or more of the voting or share capital of the acquiree.

Note that acquisitions of equity interest through public offerings are also notifiable to CADE, if the above criteria are met. However, under the terms of CADE's Internal Regulations, such transactions may be notified as of their publication and do not depend on CADE's prior approval for their consummation.

However, if the acquisition of equity interest is subject to notification to CADE, as a rule, the exercise of political rights related to the interest acquired through the public offering is prohibited until the transaction is approved by CADE, unless CADE authorizes such exercise, if provoked by the parties, in cases where this is required to protect the full value of the investment.

Therefore, the acquisition of equity interest in Eletrobras, if it meets the above-mentioned requirements, may require mandatory notification to CADE. Note that the criteria referred to in item I of article 10 of CADE Resolution No. 2/2012 (minimum interest of 20%) are applicable to the Privatization even with the amendment to the bylaws required by Law 14,182, where no shareholder or group of shareholders may exercise voting rights in a volume greater than 10% of the voting capital. This is because the aforementioned article of CADE Resolution No. 2/2012 provides for the ownership of shares, and not for the exercise of voting rights; and, further, the 20% threshold refers to both voting capital and total capital (ie, it can refer to a combination of ONs and PNs, or to only one of these types of shares). The criteria indicated in item II (5% stake) are also naturally applicable.

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Finally, also under the terms of CADE's Internal Regulations, in case of acquisition of equity interest, the notification must be presented, whenever possible, jointly by the acquirer and the target company (in this case, by the investor, together with Eletrobras).

As it is an obligation that may be applicable after the Privatization, we understand that it is not the scope of this Report to deal with the procedures related to the notification to CADE set forth above, if it is in fact applicable to the case in question. Furthermore, as already mentioned, the acquisition of equity interest through a public offering does not depend on CADE's prior approval for its consummation, subject to the limitation also described above regarding the exercise of political rights.

III.2.8.  ANATEL

According to the Legal Due Diligence Report of Service B, Furnas and Eletrosul have authorizations to provide Multimedia Communication Service (Serviço de Comunicação Multimídia – SCM) issued by the National Telecommunications Agency (Agência Nacional de Telecomunicações or "ANATEL") under the terms of the General Grant Regulations (Regulamento Geral de Outorgas) approved by ANATEL Resolution No. 720/2020 ("RGO").

ANATEL reserves the right to supervise the corporate transactions of companies authorized to provide telecommunications services solely for the regulatory purposes of (i) preserving competition in the regulated market, and (ii) preserving compliance with regulatory standards applicable to the services provided (Article 19 of the RGO).

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ANATEL's interpretation of the concept of transfer of control is broad, in accordance with ANATEL Resolution No. 101/1999, which approves the Regulation for the Determination of Control and Transfer of Control in Companies Providing Telecommunications Services. According to the aforementioned Regulation, corporate transactions in which “the parent company ceases to hold the majority of the voting capital of the company” (Article 6, item II) and in which “the parent company, by agreement, contract or any other instrument, assigns, in whole or in part, to third parties, powers to effectively conduct the company's social or operating activities” (article 6, item III).

In addition, there is precedent by ANATEL[8] in the sense of the need for the Agency's prior consent for the indirect change of control of a company authorized to provide telecommunications services.

Assuming that the authorizations granted by ANATEL to Eletrosul and Furnas, subsidiaries of Eletrobras, did not result from a bidding procedure[9], the sole purpose of submitting the matter to ANATEL is to provide the Agency with control over competition in the regulated sector and compliance with regulatory standards, without having to evaluate the maintenance of qualification requirements demanded in the bidding (which there was none).

Given the Agency's prerogative to analyze the corporate transaction and ANATEL's broad understanding of the concept of "transfer of control", we recommend the prior submission of the transaction to ANATEL, having instructed the request with the documents listed in article 17 of the RGO, in order to rule out the risk of sanctions by ANATEL, based on Law No. 9,472/1997 and ANATEL Resolution No. 589/2012, as a result of non-compliance with the formal obligation to obtain prior consent for the corporate transaction.

[8] Case No. 53500.063685/2017-87.

[9] According to the Legal Due Diligence Report of Service B of the Privatization Project, no authorizations granted by ANATEL that resulted from a bidding process were identified.

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In this sense, pursuant to article 17 of the RGO, Eletrosul and Furnas must send the Agency a request containing their corporate structure, a detailed description of the intended operation and the resulting scenario of the transaction, accompanied by the documentation described below:

I - draft of the intended amendment to the articles of association, in the case of a limited liability company;

II - minutes of the general meeting that decided on the intended corporate change, in the case of a corporation;

III - articles of association or consolidated bylaws, when applicable, and their last amendment, duly registered with the proper body;

IV - list of shareholders, with voting rights or who have any other condition that characterizes control, indicating the number, type and value of each share, as well as the registration number in the National Taxpayer’s Registry of Individuals (CPF) or National Taxpayer’s Registry of Legal Entities (CNPJ) of the partners, as well as the minutes of the meeting for the election of the officers, in the case of a corporation;

V - copy of the financial statements of the last fiscal year available, evidencing the gross and net operating revenue earned from the provision of telecommunications services, which does not include Value Added Services (Serviços de Valor Agregado or SVA), for the purposes of complying with article 88 of the Law No. 12,529/2011; and

VI - statement signed by the provider that it is not, directly, indirectly or through a company under common control, falling under any restriction event provided for in article 5 of Law No. 12,485/2011.

If the request and the declaration are signed by a representative of the service provider, the respective instrument that proves the powers of the signatory to represent it must also be delivered.

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As we may note, the submission must take place after the general meeting that approves the transaction is held, but, as the new shareholders will only be known after the Offering, it will be impossible to present the aforementioned list of shareholders until the Offering is liquidated.

ANATEL's Service Letter provides for an estimated period of between 30 and 240 calendar days for the analysis of the request. Thus, we recommend that ANATEL is formally consulted for clarifications regarding the documentation to be submitted for the Agency's analysis, as well as the deadline for granting prior consent in order to avoid any impact on the Privatization schedule. Considering that the Privatization waivers must be obtained by the second filing with CVM, we understand that the aforementioned communication must consider the respective term.

III.2.9.  Counterparties in power purchase and sale agreements in the Free Market

According to the Legal Due Diligence Report of Service B, Furnas and Eletronorte entered into certain contracts for the purchase and sale of energy in the Free Market (Ambiente de Contratação Livre – ACL), in which there are provisions that allow early termination in the event of transfer of corporate control, including indirect transfer, without the prior consent of the counterparty.

According to the aforementioned report, although there is no transfer of control in the Privatization, it would be necessary to obtain the prior consent of the applicable counterparties before the settlement of the Offering, and these waivers must be obtained by Furnas and Eletronorte until the second filing with CVM, for the preservation of said contracts. Schedule III.2.9 lists the contracts identified in the Legal Due Diligence Report of Service B to which Furnas or Eletronorte are a party and for which the waiver of the respective counterparty is required for the Privatization.

Thus, according to the Legal Due Diligence Report of Service B, Furnas and Eletronorte must request the consent of the respective counterparties regarding the transfer of indirect corporate control of Furnas and Eletronorte, under the terms of each of the aforementioned contracts and within the period expressly provided for in each contract, if applicable, or at least 30 days in advance[10] of the first filing in CVM (whichever occurs first).

[10] Usual deadline for the consent of counterparties in power purchase agreements.

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III.3.           New generation concessions and granting bonus

Article 1 of Law 14,182 establishes, as a condition for the Privatization, the granting of new electricity generation concessions, for a period of 30 years, for the Concession Agreement No. 007/2004-Aneel-Eletronorte, signed between the Federal Government and Eletronorte, and the Concession Agreement No. 004/2004-Aneel/Furnas, specifically for the Mascarenhas de Moraes Hydroelectric Power Plant, signed between the Federal Government and Furnas.

Article 2 of the aforementioned law authorizes the Federal Government to grant new concessions for electricity generation under the ownership or control, directly or indirectly, of Eletrobras, which: (i) have been extended under the terms of article 1 of Law No. 12,783 /2013; (ii) are achieved by the provisions of item II of paragraph 2 of article 22 of Law No. 11,943/2009; (iii) are achieved by the provisions of paragraph 3 of article 10 of Law No. 13,182/2015; (iv) have been granted by means of Concession Agreement No. 007/2004-Aneel-Eletronorte; and (v) have been granted by means of Concession Agreement No. 004/2004-Aneel-Furnas, specifically for UHE Mascarenhas de Moraes.

The projects to which the legal provisions mentioned in the above paragraph refer, held by Eletronorte, Furnas and Chesf, are:

•                 Boa Esperança Hydroelectric Power Plant;

•                 Coaracy Nunes Hydroelectric Power Plant;

•                 Paulo Afonso Complex;

•                 Corumbá I Hydroelectric Power Plant;

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•                 Estreito Hydroelectric Power Plant;

•                 Funil/BA Hydroelectric Power Plant;

•                 Funil/RJ Hydroelectric Power Plant;

•                 Furnas Hydroelectric Power Plant;

•                 Itaparica (Luiz Gonzaga) Hydroelectric Power Plant;

•                 Marimbondo Hydroelectric Power Plant;

•                 Porto Colômbia Hydroelectric Power Plant;

•                 Xingó Hydroelectric Power Plant;

•                 Pedra Hydroelectric Power Plant;

•                 Sobradinho Hydroelectric Power Plant;

•                 Itumbiara Hydroelectric Power Plant;

•                 Tucuruí Hydroelectric Power Plant;

•                 Curuá-Uma Hydroelectric Power Plant; and

•                 Mascarenhas de Morais Hydroelectric Power Plant.

Pursuant to article 4 of Law 14,182, the following are conditions for the aforementioned new concession grants for electricity generation: (i) the payment, by Eletrobras or its subsidiaries to CDE, as defined by CNPE and referred to in Law No. 10,438/2002, corresponding to 50% of the value added to the concession by the new contracts; (ii) the payment, by Eletrobras or its subsidiaries, of a bonus for the granting of new electricity generation concession contracts, corresponding to 50% of the value added to the concession by the new contracts, deducting certain specific expenses in item II, subparagraphs “a” to “d”, of the aforementioned article 4 of Law 14,182; (iii) the change of the exploration regime for independent production, under the terms of Law No. 9,074/1995, including the conditions for the termination of grants, expropriation of facilities and indemnities; and (iv) the assumption of hydrological risk management, renegotiation being prohibited under the terms of Law No. 13,203/2015.

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The expenses to be deducted from the grant bonus refer to (i) revitalization of the water resources of the São Francisco River and Parnaíba River basins; (ii) development of projects in the Legal Amazon with a view to structurally reducing costs of energy generation and navigation of the Madeira River and the Tocantins River; (iii) projects in the area of influence of the reservoirs of the hydroelectric power plants of Furnas, whose concession contracts are affected by Law 14,182; and (iv) reimbursement of the economic value of the supply of electricity to the São Francisco River Integration Project with the Northeastern Watersheds.

III.3.1.  Granting Bonus

According to article 5 of Law 14,182, the Ministry of Mines and Energy proposed, under the terms of CNPE Resolution No. 15/2021, the amounts related to the payment to CDE and payment of the granting bonus by Eletrobras or its subsidiaries.

In accordance with the guidelines of Law 14,182, CNPE Resolution No. 15/2021 established the value added by the new electricity generation concession contracts conditioned to the granting of new concession contracts at R$62,479,656,370.10, and fixed at R$23,218,488,754.73[11] the amount to be paid as bonus by Eletrobras or its subsidiaries for the granting of new electricity generation concession contracts, already deducting the expenses referred to in the previous paragraph, as established by Law 14,182, and in R$29,786,578,911.55 the amount to be paid by Eletrobras or its subsidiaries to CDE.

[11] This value is currently under review by TCU, and is therefore subject to change (upwards or downwards).

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Pursuant to article 5 of Law 14,182 and CNPE Resolution No. 15/2021, the aforementioned value added by the aforementioned new electricity generation concession contracts considered: (i) the change in the exploration regime for independent production; (ii) the deduction of R$2,906,498,547.37 from the credits related to the reimbursement for proven expenses with the purchase of fuel, incurred until June 30, 2017, by the concessionaires that were controlled by Eletrobras and holders of the concessions referred to in article 4 -A of Law No. 12,111/2009, which have been proven, but not reimbursed, due to economic and energy efficiency requirements, including monetary restatements (observing, therefore, the established legal limit of R$3,500,000,000.00); and (iii) the decontracting of the electric energy contracted under the terms of article 1 of Law No. 12,783/2013, gradually and uniformly, within a period of 5 years (20% per year starting on January 1, 2023), with the exception of Tucuruí, Curuá-Una and Mascarenhas hydroelectric power plants, with energy availability after the signing of the new concession contracts.

CNPE Resolution No. 15/2021 provides that the granting bonus must be paid, in a single installment, within 30 days after the date of signature of the new concession contracts, updated, pro rata die, by the SELIC rate for federal bonds from January 1, 2022, until the date of the effective payment of the grant, if the signature of the new contracts takes place after January 1, 2022.

Regarding the payment to CDE, CNPE Resolution No. 15/2021 establishes an initial contribution of R$5,000,000,000.00, within 30 days after the date of signature of the new concession agreements, and annual contributions from 2023, in April of each year, for a period of 25 years, to be updated by the IPCA from the base date of January 1, 2022, according to the following schedule:

DATE	PAYMENT TO CDE
Up to 30 days after signing the new concession contracts	BRL 5,000,000,000.00
2023	BRL 526,098,864.13
2024	BRL 1,052,197,728.26
2025	BRL 1,578,296,592.39
2026	BRL 2,104,395,456.52
2027	BRL 2,630,494,320.65
From 2028 to 2047	BRL 2,630,494,320.65

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The aforementioned amounts must be credited in full in favor of electric energy distribution concessionaires and permissionaires for the purpose of affordability of tariffs in the Regulated Contracting Market (Ambiente de Contratação Regulada – ACR), distributed proportionally to the amounts uncontracted as a result of the change in the exploration regime for independent production.

The calculation of the value added by the new electricity generation concession contracts and, in turn, the granting bonus, depended on: (i) the renegotiation of the hydrological risk of the hydroelectric power plants that will be the object of the new concession contracts under the terms of Law No. 14,052/2020; (ii) approval of the new physical guarantees of the hydroelectric power plants that will be the object of the new concession contracts; (iii) recognition of credits related to reimbursement of expenses covered by the Fuel Consumption Account (Conta de Consumo de Combustíveis or “CCC”) until June 30, 2017; and (iv) definition of the discount period, considering the minimum term of 5 years and maximum of 10 years under the terms of Law No. 14,052/2020.

Pursuant to article 3, item II and paragraph 6 of Law 14,182, the execution of the aforementioned new concession contracts must be approved by Eletrobras’ shareholders' meeting and the Federal Government will not be able to cast a vote in relation to such matter.

III.3.2.  Renegotiation of hydrological risk

Law No. 14,052/2020, which amended Law No. 13,203/2015, established the compensation to the holders of hydroelectric power plants participating in the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia or “MRE”) for the effects caused by hydroelectric projects with priority for bidding and implementation indicated by CNPE and by thermoelectric generation out of order of merit and importation without physical guarantee, by means of an extension of the concession period of the enterprises participating in MRE, limited to 7 years.

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The aforementioned law also provides that the compensation is subject to the signing of a term of commitment prepared by ANEEL with a declaration of waiver of any judicial claim to limit the percentage of hydrological risks related to MRE.

With the exception of the Pedra da Chesf hydroelectric power plant[12], all other hydroelectric plants that will be the object of the new concession contracts may adhere to the conditions of said renegotiation and, thus, may have their current concession contracts extended under the terms of Law No. 14,052/2020.

Considering that the remaining terms of the current concession contracts must be taken into account for the calculation of the value added by the new concession contracts and, in turn, the granting bonus, the adhesion to the aforementioned renegotiation by Eletronorte, Furnas and Chesf must be defined for the purpose of calculating the granting bonus.

Pursuant to ANEEL Normative Resolution No. 895/2020 and ANEEL Ratifying Resolution No. 2,919/2021 and 2,932/2021, ANEEL approved the calculation carried out by CCEE of the concession extension period in relation to which new concession contracts will be granted.

The publication of CNPE Resolution No. 15/2021 did not consider the extension term of the concessions of the Itumbiara, Tucuruí and Mascarenhas de Moraes hydroelectric power plants, which was recently ratified by ANEEL on September 14, 2021, through Ratifying Resolution No. 2,932 /2021. Therefore, since Eletrobras will adhere to the renegotiation, as informed, a review of CNPE Resolution No. 15/2021 is expected and, consequently, of the published granting bonus amount.

[12] Law No. 14,052/2020, regulated by ANEEL Normative Resolution No. 895/2020, dealt with the new renegotiation of hydrological risk in the free market (ACL). The assured energy of said plant was entirely sold in the regulated market (ACR) and, therefore, said plant did not present exposure to the hydrological risk object of the new renegotiation. Said plant would not have complied with the pre-established requirements in Law 14,052/2020 and ANEEL Normative Resolution No. 895/2021.

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III.3.3.  New physical guarantees

Pursuant to article 2, paragraph 2, of Decree No. 5,163/2004, as provided by Decree No. 8,828/2016, "the physical guarantee of the energy from a generation enterprise, to be defined by the Ministry of Mines and Energy and which must be included in the concession contract or authorization act, will correspond to the maximum amount of electric energy associated with the enterprise, including imports, which may be used to prove that the load is met or commercialized through contracts”.

In this context, it is noted that, within the scope of the granting of new concessions, the Ministry of Mines and Energy may define new physical guarantees. As the physical guarantee corresponds to the amount that can be traded by the plant, the definition of new physical guarantees for the hydroelectric power plants of Eletronorte, Furnas and Chesf impacted the calculation of the granting bonus.

The definition of new physical guarantees by the Ministry of Mines and Energy must follow the following procedure: (i) request for calculation of physical guarantee sent via official letter from the Ministry of Mines and Energy to Power Research Company (Empresa de Pesquisa Energética or “EPE”); (ii) preparation of a Technical Note by EPE with details of the calculation; and (iii) publication of an Ordinance by the Ministry of Mines and Energy defining a new amount of physical guarantee for the plant.

On August 31, 2021, MME Ordinance No. 544 was published, which defined the new amounts of physical guarantees for the hydroelectric power plants of Eletronorte, Furnas and Chesf, which will be the object of the new concession contracts.

III.3.4.  CCC

Based on the changes implemented by Law No. 13,299/2016, CDE now includes the payment of reimbursements for fuel purchase expenses incurred until April 30, 2016 by concessionaires entitled to reimbursement by CCC, that are proven, but not reimbursed, due to the legal requirements of economic and energy efficiency, including monetary restatements.

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Pursuant to CPPI Resolution No. 20/2017, which approved the transfer of the controlling interest held by Eletrobras in the distributors Boa Vista, Ceal, Cepisa, Ceron, Eletroacre and Amazonas, “Eletrobras shall assume the rights and obligations of responsibility of the distributors, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, including the credits and debits that may be later recognized by the competent entity or by the distributors and whose generating event is prior to the transfer of shareholding control dealt with in this Resolution”.

In this context, Eletrobras became the holder of any reimbursement rights, as CCC, for expenses with the purchase of fuel for thermoelectric generation, proven, but not reimbursed, due to the legal requirements of economic and energy efficiency imposed at the time of the expenditure.

However, Law 14,182 defined, in article 5, paragraph 1, item II, that the amounts related to the aforementioned reimbursements will be deducted from the calculation of the value added to the concession in the context of the Privatization, but expanding the period of fuel expenses incurred until June 30, 2017.

CNPE Resolution No. 15/2021 defined that the value of CCC credits to be deducted from the value added by the new concession contracts is R$2,906,498,547.37, to be updated by the IPCA, with a base date of January 1, 2022.

III.4.           “Dequotization”

The privatization process of Eletrobras will result in the privatization of a series of assets that are part of its generating complex. In this sense, the following items will contextualize the “dequotization” process, identify the assets that will be subject to it, as well as the relevant effects for the company and for the national electricity sector.

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III.4.1.  Dequotization process

a)              Context and rational of quotization

The system of physical guarantee quotas was implemented by Law No. 12,783/13, which offered concessionaires the procedure of direct renewal, through the transformation of their expiring concessions of hydroelectric generation into public service, in the regime of physical guarantee quotas aimed at the regulated market (ACR). All concessions of the Eletrobras group accepted the renewal of their concessions in 2013 under the terms of Law No. 12,783/13.

Law No. 12,783 of January 11, 2013 establishes in article 1 that, as of September 12, 2012, the following will occur:

(i) Paragraph 1, item II: Allocation of quotas of physical guarantee of energy and capacity of the hydroelectric power plant to the concessionaires and permissionaires of public service of electric energy distribution of the National Interconnected System (Sistema Interligado Nacional or SIN), to be defined by ANEEL, according to the regulation of the power grantor;

(ii) Paragraph 2: The distribution of the quotas referred to in item II of paragraph 1 and the respective remuneration shall obey the criteria provided for in the regulation, and must seek a balance in the reduction of the tariffs of the distribution concessionaires and permissionaires of SIN;

(iii) Paragraph 3: The quotas referred to in item II of paragraph 1 will be periodically reviewed and the respective allocation to distribution concessionaires and permissionaires will be formalized through the execution of contracts, according to the regulation of the granting authority; and

(iv) Paragraph 4: The concession and quota contracts will define the responsibilities of the parties and the allocation of risks arising from their activity.

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In this environment of physical guarantee quotas, hydroelectric generation concessions started to receive only resources for maintenance and operation, charges and administration, in addition to other less relevant items. In this regime, the concessionaire acts as a service provider, that is, the revenue is not a function of the generation of electric energy by the plant, but of its physical characteristics. The hydrological risk of the MRE is passed on to the buyer through the distribution tariffs, with the right to pass on to the tariff of the final consumer.

According to Technical Note No. 129/2020-SGT/ANEEL, of July 27, 2020, there were 71 hydroelectric plants allocated under the quota regime, which could be separated into 3 groups: 34 plants with extended concession contracts, 3 plants with contracts for temporary provision of electricity generation services and 34 plants with concession contracts signed through public bidding procedures.

The amendment to the concession contracts for the generation of hydroelectric plants that accepted the extension of the concessions under Law No. 12,783/2013 established the regulated tariff regime. Therefore, concessions under the physical guarantee quotas system after 2013 then began to receive a revenue regulated by ANEEL, called Annual Generation Revenue (Receita Anual de Geração – RAG) (in R$/year), subject to the adjustments defined by economic regulation. Despite the very low initial level of these resources from RAG for the management of the operation, it still did not provide the investments required to maintain the provision of the service at an adequate standard.

It is worth remembering that the Addendums of the Concession Agreements of the hydroelectric power plants that extended their concession terms included in their Clause 7 the need for a periodic review of RAG.

For plants whose concessionaires did not choose to renew the concession contract, this regime was extended under the condition of temporary provision of the electric energy generation service until, in accordance with a designation by the Ministry of Mines and Energy, the concession was assumed by the winner of a new bidding process.

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The treatment of additional investments to maintain the quality of the service provided was only incorporated into the regulation in 2014, with the definition of criteria and procedures for considering these investments. Even so, these criteria were considered inefficient and difficult to apply, since the quota holders had to present investment plans that, approved by ANEEL, would be evaluated within the scope of tariff revisions, which made it difficult to obtain financing for these investments.

The result was a degradation of the performance of the plants that renewed their concessions since 2013, as a result of the insufficiency of adequate resources to maintain the quality of the services provided. This perspective was later adjusted by the regulator with a view to better service provision for society, since what is sought in economic regulation is the balance of the concession, promoting, for example, the sharing of practices that result in higher rates of availability aimed at safety. of the system.

Also according to Technical Note No. 129/2020-SGT/ANEEL, of July 27, 2020, the RAG values must be calculated considering the values of the cost of the Management of Generation Assets (Gestão dos Ativos de Geração or GAG), plus the connection use charges, the portion adjusted for verified unavailability or verified performance (AJl), the electric energy services inspection fee (TFSEE) and the costs associated with research and development (R&D) programs.

The regime created establishes that GAG installments are composed of the following installments:

(i)       GAG O&M, intended to cover operating costs;

(ii)       GAG Improvements, intended to cover investments in improvements;

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(iii)       Annual cost of movable and immovable installations (Custo Anual das Instalações Móveis e Imóveis or CAIMI), intended to cover investments in non-reversible assets such as software and vehicles; and

(iv)       Transport Costs (Connection and Use).

The tariff readjustment occurs based on IPCA together with the X Factor, calculated by ANEEL seeking to stimulate the operational efficiency of the plants. Despite being included in the regulation, the X Factor was never used by the Agency, having always been set at zero in the current tariff cycle. In addition to the inflation adjustment, RAG also undergoes a tariff review in 5-year cycles, the current cycle being 2018-2023.

Transport costs, sector charges and adjustments are direct transfers (pass-through), that is, they are received in the form of revenue for later transfer.

RAG is calculated and approved annually by ANEEL, in July.

Transport costs, Electric Energy Services Inspection Fee (TFSEE) and ANEEL R&D are included in RAG. The Financial Compensation for the Use of Water Resources (CFURH), and PIS/COFINS are not considered in the calculation of RAG, but are also received by generators for transfer purposes. In these cases, the compensation associated with each hydroelectric power plant will be charged from the generator by ANEEL and reimbursed by the distributors in proportion to their quotas, and are not included in RAG, being considered in the liquidation of the quota plants by CCEE, according to the Commercialization Rules (Regras de Comercialização).

As provided for in Decree No. 9,271/18, the plants in the quota regime will undergo a process of energy decontracting with the conversion of the plant's exploitation regime to independent producer of energy (PIE), gradually and uniformly. CNPE Resolution No. 15/2021 established a minimum term of 5 years for this purpose, as per item III.3.1 of this Report.

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In this way, RAG will be reduced by 1/5 each year, becoming zero in 2027. At the same time, in parallel, Eletrobras will gradually have a physical guarantee for sale at market price, under the PIE regime.

In light of the foregoing, the so-called “dequotization” is one of a series of conditions that will be introduced by the new hydroelectric generation concession contracts. In this sense, ANEEL, at the request of the Ministry of Mines and Energy, launched Public Consultation No. 48/2021 (“CP 48”), with a term for contributions until August 31, 2021, for the discussion of the conditions that will be provided in new concession contracts for the generation assets covered by the Privatization under the terms of Law 14,182. In a specific item of this Report, below, a summary of CP 48 is presented.

b)              Dequotization by means of a Privatization process

According to Article 1 of Decree No. 9,271, of January 25, 2018, the Federal Government may grant a new concession contract for a period of up to 30 years, counting from the date of its execution, to the company resulting from the privatization bidding process of the concessionaire of public electric energy generation under the direct or indirect control of the Federal Government, State, Federal District or Municipality, under the terms established in articles 26, 27, 28 and 30 of Law No. 9074, of July 7 from 1995.

Therefore, all hydroelectric power plants controlled by Eletrobras and its subsidiaries that were impacted by Law No. 12,783 of January 11, 2013 can be “dequotized” in a scenario in which their concessionaires undergo a privatization process.

c)              Dequotization term

Law 14,182, in its article 5, establishes that the decontracting of electric energy contracted under article 1 of Law No. 12,783/2013 (quota system) must be carried out within a minimum period of 5 years and a maximum of 10 years.

The Ministry of Mines and Energy, through CNPE Resolution No. 15/2021, defined that said decontracting will be 20% per year, starting on January 1, 2023, and completed within 5 years, except for hydroelectric power plants of Tucuruí, Curuá-Una and Mascarenhas de Moraes, with energy availability after the signing of the new concession contracts.

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d)              New Concession Agreements

As already reflected in this Report, Law 14,182 details that the Privatization will be carried out by means of a capital increase with the issuance of new Eletrobras’ shares, to be acquired by the participants of the Primary Offering, with authorization for a possible Secondary Offering by the Federal Government. Before the capital increase, the Eletrobras shareholders' general meeting must approve a series of measures, such as, for example, the execution of new concession agreements.

In this sense, ANEEL, at the request of the Ministry of Mines and Energy, introduced CP 48, with a contribution period until August 31, 2021, to discuss the conditions that are present in the new concession agreements for the generation assets covered by the Privatization pursuant to Law 14,182.

With the result of CP 48, after receiving 90 contributions, ANEEL approved and forwarded to the Ministry of Mines and Energy, by means of Dispatch 3,137 of October 5, 2021, the Drafts of the Concession Contracts that will govern the exploitation of the potential of hydraulic energy covered by Law 14,182.

e)              Effects of the dequotization

The legislation provides for the change from the quota regime to the Independent Energy Production (PIE) regime, with the generators being free to sell the physical guarantee of the plants as it suits them best, either in the regulated market (ACR) or the free market (ACL). In the new regime, the generator will assume the hydrological risk, its renegotiation being prohibited under the terms of Law No. 13,203, of 2015.

Within the scope of CP 48, the transition from the quotas regime to the Independent Energy Production regime is addressed, which will take into account the following aspects:

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(i)       The third clause of the draft concession agreement provides that the dequotization will be carried out gradually and uniformly;

(ii)       The current concession contracts will remain in force until the term of the quota system expires; and

(iii)       The need to adjust the revenue associated with the quota system in the transition period (Annual Generation Revenue – RAG).

With regard to the second item above, the current concession contracts must be replaced by grants under the Independent Energy Production regime, but they will protect the contractual obligations related to the quota system, even during the validity of the new concession contract.

In this sense, it appears that there will be a phase-out between the current level of physical guarantee of the plants committed to the quota regime to a new level of physical guarantee that will be revised in the new concession contract, with the exception of the Itumbiara and Sobradinho plants, as set out in the extracts below from the contractual minutes, in clauses three and twelfth:

“I - the de-contracting of the electric energy contracted under the terms of the provisions of art. 1 of Law No. 12,783, of January 11, 2013, to comply with the provisions of item III of the caput of art. 4 of Law No. 14,182, of July 12, 2021, will be carried out gradually and uniformly, within a period of <number of years defined by CNPE> years, counted from the <initial year defined by CNPE>, pursuant to Resolution <Resolution to be edited by CNPE> of the National Energy Policy Board”.

"For the Hydroelectric Power Plants listed in Schedule 1 of this Agreement, the clauses and conditions of the <PREVIOUS AGREEMENT>, and their respective amendments, with the exception of those expressly mentioned in this instrument, are revoked, with the exception of the provisions of Sub-Clause One and Sub-Clause Eight <ONLY FOR ITUMBIARA E SOBRADINHO HPP> of Clause Three of this Agreement”.

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The same occurs for RAG, associated with the remuneration of the concessions in the quota system. In the transition period, it must be established how the migration of revenue will occur, such as, for example, the reduction of revenue proportional to the amount of physical guarantee released for commercialization as an Independent Energy Producer. Aspects of revenue related to investments in renovations and modernizations (GAG Improvements) in this transition period should also be evaluated.

f)               Granting bonus and other aspects provided in CP 48

In addition to the preceding topics, CP 48 addresses the inclusion of the topics listed below in the draft of the new concession contracts for Eletrobras plants:

(i)       The obligation to pay the bonus for granting the concession;

(ii)       The contributions governed by articles 6, 7 and 8 of Law 14,182; and

(iii)       Non-incidence of payment for the Use of Public Property.

With respect to item (i), above, article 4 of Law 14,182 provides for the payment by Eletrobras or its subsidiaries of a bonus for the granting of new concession contracts. Additionally, it defines that 50% of the value added to the concession by the new contracts under the Independent Energy Producer regime will be deducted from the following installments:

a)       expenses related to the revitalization of water resources in the São Francisco River and Parnaíba River basins;

b)       expenses related to the development of projects in the Legal Amazon with a view to structurally reducing the costs with energy generation and navigation of the Madeira River and the Tocantins River;

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c)       expenses related to projects in the area of influence of the reservoirs of the hydroelectric plants of Furnas, whose concession contracts are affected; and

d)       expenses to reimburse the economic value of supplying electricity to the São Francisco River Integration Project with the Northeastern Hydrographic Basins (PISF).

The remaining amount, deducted from the aforementioned installments, will be allocated to CDE with a reduction in the amount of this sector charge allocated exclusively to captive consumers.

Schematically:

The granting bonus shall be an amount corresponding to 50% of the added value to the to the concession due to the new contracts, deduced by the following amounts:
Reservoir renewal
Renewal expenses
Amazon projects expenses
Supply expenses
After 15 (fifteen) years from the month in which the **Contract** is executed, the funds not committed in projects either procured or approved by the management committee shall be transferred to CDE.
Eletrobras
Granting bonus payment - 50% of the value
Transfer to CDE
ACR
Benefit exclusive to captive buyers

(i)       Payment to CDE and programs is described in “Clause Four – Concessionaire's Obligations and Charges” of the contract draft;

(ii)       It is proposed that the amounts paid to CDE be monthly; and

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(iii)       The frequency of contributions to the programs is defined in Law 14,182 and will be paid for 10 years, with payments made annually and adjusted by the IPCA.

Regarding the contributions governed by articles 6, 7 and 8 of Law 14.182, which item (iii) above deals with, it is the obligation of annual financial contributions and the effective implementation of projects established by a management committee to be established in regulation of the Federal Executive Branch, respectively, to the electricity generation concessionaires located in the São Francisco River basin, to the concessionaire signatory to the Concession Agreement No. 007/2004-Aneel-Eletronorte and to the electric energy generation concessionaires located in the area of influence of the reservoirs of the hydroelectric power plants of Furnas for the following programs:

a)       Revitalization of water resources in the São Francisco River and Parnaíba River basins;

b)       Structural reduction in costs of energy generation in the Legal Amazon and navigation of the Madeira River and the Tocantins River; and

c)       Revitalization of the water resources of the hydrographic basins in the area of influence of the reservoirs of the hydroelectric power plants of Furnas, contemplating the execution of the works of demolition of the navigation channel downstream of the hydroelectric plant of Nova Avanhandava until the first half of 2024.

Finally, the draft of the new concession contracts does not provide for the charge for the Use of Public Goods (Uso de Bens Públicos or UBP) in accordance with the provisions of article 7 of Law No. 9,648, of 1998, which provides for the payment of 2.5% of the revenue earned in the first five years of the change from the public service exploitation regime to Independent Energy Producer.

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III.4.2.  Allocation of the quotized energy to distribution companies

On December 1, 2020, Technical Note No. 240/2020-SGT/ANEEL pointed out that, with the establishment of Public Hearing No. 40/2017, the methodology for reviewing the allocation of physical guarantee quotas for hydroelectric power plants was discussed under Law No. 12,783/2013 to SIN distribution concessionaires. After receiving and analyzing the contributions, ANEEL's Board of Directors approved Sub-module 11.2 of PRORET, through REN nº 785/2017.

PRORET Sub-module 11.2 regulated the criteria and procedures for reviewing the allocation of physical guarantee quotas for hydroelectric plants covered by Law No. 12,783/2013 to be applied from 2018; it also established that annually ANEEL will review the physical guarantee quotas for the third year following the year of calculation; and also defined that “the allocation of quotas will be carried out in terms of physical guarantee factors”.

The screen PRORET submodule defined, among other normative commands, that:

(i)       the review of physical guarantee factors will be proportional to the billed market of each SIN distribution concessionaire;

(ii)       the review of physical warranty factors will comprise the twelve months ending in December of the year prior to the year of calculation of the review in process;

(iii)       in cases of reduction or termination of supply relationships, the supplied distributor will receive part of its supplier's quota proportional to the supplied market;

(iv)       the physical guarantee factors of plants allocated in the quota regime will be defined based on the market invoiced in the year prior to entry and will be effective until the third year following the entry of the plants in the quota regime; and

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(v)       in cases of grouping of distributors, after a certain procedure at ANEEL, the allocation of quotas will use as a reference the sum of the billed markets of all the grouped areas; among other normative commands.

Among the procedures regulated in Sub-module 11.2, we highlight:

(i)       the annual establishment of the quota allocation for the third year following the year of calculation;

(ii)       the treatment to be adopted in cases of grouping of distributors holding quotas;

(iii)       cases of reduction or extinction of supply relationships between SIN distributors; and

(iv)       in the case of new generators allocated in the quota system.

In addition, this sub-module defines that the quotas are proportional to the billed market of each SIN distributor based on the twelve months ending in December of the year prior to the calculation.

a)              Annual revision – calculations for 2018 onwards

The annual review of the allocation of quotas will be effective in the third year following the year of calculation, starting in 2018, and will be proportional to the billed market of each distribution concessionaire of the SIN.

The invoiced market used as a reference for the annual review will comprise the twelve months ending in December of the year prior to the calculation of the review in process.

b)              Entering power plants

Regarding hydroelectric power plants entering the regime of Law No. 12,783, of January 11, 2013, quotas will be allocated to distribution concessionaires in the proportion of the respective billed market in the 12 months ending in December of the year prior to entry.

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Additionally, allocations of quotas of entering plants referring to the first, second and third years subsequent to their entry into the regime will be carried out in accordance with the market mentioned in the previous item, and from then on, the rules already detailed above will be followed.

c)              Grouping and ungrouping of distribution companies

If areas granted to electricity distributors are grouped, after a certain procedure at ANEEL, the allocation of physical guarantee and power quotas will use as a reference the sum of the billed markets of all the grouped areas.

d)              Reduction or extinction of the supply relationship

In the event of a reduction in supply amounts or termination of the relationship, the supplied distributor will receive part of its supplier's quota proportional to the supplied market.

Therefore, the market data extracted from SAMP4 on November 11, 2020 was considered in the calculation of the physical guarantee factors for 2023, with the reference billed market comprising the twelve months ending in December 2019. After that, it was calculated the participation of each SIN distributor in the total market, in order to establish the physical guarantee factors allocated to each one.

As Sub-module 11.2 did not define the type of billed market, the captive market was adopted according to the procedure adopted for the approved quotas for the years prior to 2023.

The quotas for 2023 were calculated according to the following equation:

Where:

QuotasDi: Quotas established for year i referring to distributor D;

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Captive MarketDi: market billed in 12 months by distributor i, ended in December/2019; and

Total Captive Market: total market billed in 12 months from SIN distributors, ended in December/2019.

In view of the above, under the terms of Law No. 12,783/2013, the physical guarantee factors were established for SIN distribution concessionaires in the year 2023, as well as the physical guarantee factors of 2021 and 2022 for the distributors that will leave to be fully supplied from 2021 and from their respective suppliers.

Considering only the hydroelectric power plants in which Eletrobras’ invested companies have a stake and that all hydroelectric power plants that were impacted by Law No. 12,783 of January 11, 2013 can be discounted in a scenario in which their concessionaires undergo a privatization process, the table below shows the list of plants in the quota regime that are present in Eletrobras' investees and will have their contracts discounted due to this privatization process:

Invested Company	Hydroelectric Power Plants	Participation	Start of Concession	End of Concession	Current Physical Guarantee (MWa)	RAG 2020 (R$mm)
Furnas	Furnas	100.0%	Jul-57	Mar-52	582	234
	Luis Carlos Barreto (Estreito)	100.0%	Jun-62	Mar-52	495	290
	Porto Colômbia	100.0%	Aug-68	Mar-52	186	92
	Marimbondo	100.0%	Mar-67	Mar-52	660	399
	Funil	100.0%	Mar-67	Mar-52	99	55
	Corumbá I	100.0%	Nov-84	Mar-52	217	104
CHESF	Funil	100.0%	Aug-61	Mar-52	10	15
	Pedra	100.0%	Aug-61	Mar-52	4	6
	Complexo de Paulo Afonso	100.0%	Oct-45	Mar-52	1,971	1,098
	Luiz Gonzaga (Itaparica)	100.0%	Oct-45	Mar-52	871	362
	Boa Esperança (Castelo Branco)	100.0%	Oct-65	Mar-52	133	75
	Xingó	100.0%	Oct-45	Mar-52	2,042	672
ELETRONORTE	Coaracy Nunes	100.0%	Jun-97	Mar-52	63	31

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According to Schedule 1 of Technical Note No. 240/2020-SGT/ANEEL, of December 1, 2020, which deals with the physical guarantee factors for the year 2023, effective from January 1, 2023 to December 31 of 2023, it appears that 50 energy distributors will be impacted at the time of dequotizing the plants presented above.

The table below shows the distribution factor of the distribution companies in the energy coming from the hydroelectric power plants that are part of Eletrobras, from the perspective of Eletrobras, that is, the percentages indicate how much each distributor represents within the portfolio of generating units to be dequotized by Eletrobras:

DISTRIBUTORS	FACTOR	DISTRIBUTORS	FACTOR
AME	1.490%	CEMIG	8.209%
RGE SUL	4.060%	CEPISA	1.144%
UHENPAL	0.023%	CERON	0.977%
EDP ES	1.981%	COELBA	5.512%
ELFSM	0.170%	ENEL CE (Coelce)	3.218%
ENEL GO (Celg)	3.605%	COSERN	1.508%
CHESP	0.040%	DMED	0.098%
COPEL	6.316%	EBO	0.177%
FORCEL	0.013%	ELECTRO	3.510%
ESS	1.097%	ELETROACRE	0.333%
CPFL Jaguari - CPFL Santa Cruz	0.695%	ENEL SP	10.389%
CPFL Piratininga	2.516%	EMG	0.399%
CPFL Paulista	6.703%	EMS	1.464%
THE	0.343%	EPB	1.209%
ENEL RJ (Wide)	2.739%	THAT	0.803%
EDP SP	2.563%	DCELT –– IENERGIA	0.060%
CEAL	1.019%	LIGHT	5.771%
CEB	1.786%	MUX	0.021%
CEEE	2.094%	COCEL	0.062%
CELESC	4.615%	DEMEI	0.044%
CELPA	2.313%	ELECTROCATE	0.051%
CELPE	3.532%	COOPERALIANCE	0.060%
ETO	0.698%	COPREL	0.139%
CEMAR	1.903%	CERTAGE	0.035%
EMT	2.452%	CERILUZ	0.043%

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According to article 13 of Decree No. 5,163, of July 30, 2004, the distributors in question will have to replace this energy in regulated public bidding procedures to complete the service of 100% of their supply markets.

Conceptually, if the distributors are overcontracted, the impact of the dequotization is positive, since the consumer currently pays part of this overcontracting and, with the dequotization, will stop doing it (or will have a cost reduction). However, if the replacement of this energy, due to dequotization, implies a higher cost for the distributors, this will consequently impact the consumer, who will pay the price difference.

Analyzing the effects of dequotization from the perspective of each of the distributors involved, that is, evaluating the effect of the dequotization of Eletrobras’ generating units on the portfolio of each of them, the following table is observed:

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Distributor	Total Consumption (in MWa)	Total Contracted Energy (in MWa)	Eletrobras’ Contracted Energy (in MWa)	Current Scenario	Post-dequotization Scenario
AMAZONAS	706	914	111	29.5%	13.7%
CEA	118	185	26	57.0%	35.4%
CEAL	442	490	76	10.9%	-6.3%
CEB-DIS	723	704	133	-2.7%	-21.0%
CEEE-D	901	840	156	-6.8%	-24.1%
CELESC-DIS	2,827	2,054	343	-27.4%	-39.5%
CELPA	985	1,211	172	22.9%	5.4%
CELPE	1,625	1,561	263	-3.9%	-20.1%
CEMAR	744	849	142	14.1%	-4.9%
CEMIG-D	5,103	3,518	611	-31.1%	-43.0%
CEPISA	429	509	85	18.5%	-1.3%
CERILUZ	17	17	3	2.9%	-15.9%
CERON	384	472	73	22.9%	3.9%
CERTAJA	13	14	3	8.0%	-12.4%
CHESP	15	16	3	7.2%	-13.2%
COCEL	36	24	5	-34.1%	-46.8%
COELBA	2,400	2,338	410	-2.6%	-19.7%
COOPERALIANÇA	25	24	4	-6.8%	-24.3%
COPEL-DIS	3,429	2,534	470	-26.1%	-39.8%
COPREL	52	54	10	3.9%	-16.0%
COSERN	660	618	112	-6.4%	-23.3%
CPFL Santa Cruz	345	294	52	-14.9%	-29.9%
CPFL PAULISTA	3,586	2,713	499	-24.3%	-38.3%
CPFL PIRATININGA	1,583	975	187	-38.4%	-50.2%
IENERGIA	32	24	4	-24.1%	-38.2%
DEMEI	16	17	3	8.4%	-12.4%
DMED	59	35	7	-40.7%	-53.0%
EBO	80	70	13	-13.4%	-29.9%
EDP ES	1,088	828	147	-23.9%	-37.5%
EDP SP	1,689	1,002	191	-40.7%	-52.0%
ELEKTRO	1,956	1,425	261	-27.2%	-40.5%
ELETROACRE	125	152	25	21.4%	1.6%
ELETROCAR	21	20	4	-5.9%	-24.0%
ELFSM	60	62	13	2.3%	-18.7%
EMG	169	154	30	-9.2%	-26.7%
EMS	652	613	109	-6.1%	-22.8%
EMT	1,076	1,046	182	-2.8%	-19.8%
ENEL CE	1,388	1,358	239	-2.1%	-19.4%
CELG-D	1,620	1,466	268	-9.5%	-26.1%
ENEL RJ	1,312	1,314	204	0.2%	-15.4%
ELETROPAULO	4,702	3,997	773	-15.0%	-31.4%
EPB	516	502	90	-2.8%	-20.2%
ESE	386	371	60	-3.7%	-19.2%
ESS	513	431	82	-15.9%	-31.8%
ETO	275	290	52	5.2%	-13.7%
FORCEL	8	5	1	-41.6%	-53.6%
LIGHT	3,119	2,833	429	-9.2%	-22.9%
MuxEnergia	9	8	2	-5.0%	-23.4%
RGE SUL	2,234	1,880	302	-15.8%	-29.4%
UHENPAL	9	10	2	3.6%	-14.9%

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The first column of the table indicates the effective demand of each distributor, followed by the distributor's total energy contracting volume, and, finally, the contracting volume with Eletrobras, considering the generating units that will be dequotized – all figures designated in terms of MWa (Average Megawatt). The column named "Current Scenario" indicates the situation of overcontracting or subcontracting in terms of the distributor's effective demand, according to the indicated percentages being, respectively, positive or negative, with the column "Post-dequotization Scenario" showing the final result after completion of this process. As it can be seen from the data, in the current scenario there is a preponderance of subcontracted companies, with 33 of them (or 66% of the companies considered) in this situation, with the other 17 (34% of the sample) being overcontracted. The average level of subcontracting, prior to dequotization, is 6%. After the dequotization, the proportion of overcontracted companies drops to 5 (or 10% of the total), with the remaining 45 (90%) subcontracted, with the average level of subcontracting rising to 22.5%. So, in summary, although there are several cases of overcontracting in which its effects on consumers' costs will be reduced, there is a preponderance, already today, of subcontracted distributors, which will increase after the dequotization. It is important to note that, according to article 13 of Decree No. 5,163, of July 30, 2004, the distributors in question will have to replace this energy in regulated public bidding procedures to complete the service of 100% of their supply markets.

III.5.       Notes on the applicability of bidding procedures

As a rule, the disposal of public property assets depends on a bidding process, in accordance with the express mandate of article 37, item XXI, of the Federal Constitution.[13]

However, in the case of disposal of shares, some considerations are worth highlighting.

[13] “Article 37. The direct and indirect public administration of any of the Powers of the Federal Government, the States, the Federal District and the Municipalities shall obey the principles of legality, impersonality, morality, publicity and efficiency, as well as the following: [...] XXI - except for the cases specified in the legislation, the works, services, purchases and disposals will be contracted through a public bidding process that ensures equality of conditions to all competitors, with clauses that establish payment obligations, maintaining the conditions of the proposal, under the terms of the law, which will only allow the technical and economic qualification requirements indispensable to guarantee the fulfillment of the obligations.”

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First, the Old Bidding Law[14] and the New Bidding Law waive the need for bidding for “sale of shares, which may be traded on the stock exchange, subject to specific legislation” (article 17, item II, item “c” and article 76, item II, item “c”, respectively).

In the case of privatization under PND, the procedures for selling shares must consider the rules of PND Law. The modalities of privatization are given by article 4, comprising the following:

(i)       disposal of equity interest, including share control, preferably through the pulverizing of shares;

(ii)       IPO;

(iii)       capital increase, with total or partial waiver or assignment of subscription rights;

(iv)       sale, lease, land lease, loan or assignment of assets and facilities;

(v)       dissolution of companies or partial deactivation of their enterprises, with the consequent sale of their assets;

(vi)       concession, permission or authorization of public services; and

(vii)       tenancy, remission of venue, exchange, assignment, granting of revocable use rights in rem and disposal upon sale of real estate owned by the Federal Government.

In privatizations carried out through the operational modalities provided for in items "i", "iv", "v" and "vi" above, there is a provision in article 4, paragraph 3, of PND Law that "the bidding may be carried out under public bidding procedure”.

In the Privatization under consideration, the modality to be adopted is that of item “iii” above, of capital increase with the waiver of subscription rights by the Federal Government, pursuant to article 1, paragraph 1, of Law 14,182. In other words, there will be no sale of control of Eletrobras by the Federal Government, but a capital increase and placement of new shares to investors in general in the capital market, within the scope of the Primary Offering.

[14] Pursuant to article 193, item II, of Law No. 14,133, of April 1, 2021 (ie, new bidding law), Law No. 8,666/1993 will be revoked after 2 years have elapsed since its official publication.

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Law 14,182 also provides that the increase in Eletrobras' capital stock may be accompanied by a Secondary Offering, that is, the sale of shares owned by the Federal Government or a company controlled by it, directly or indirectly (article 1, paragraph 2).

It is worth mentioning that the Offering consists of a public procedure, regulated by CVM, which will provide opportunities for the acquisition of Eletrobras’ shares by individuals, whether shareholders or not.

In this context, an important question that arises concerns the need to carry out a bidding procedure for the implementation of Privatization, considering the modality chosen by Law 14,182 and Eletrobras' status as a company listed in the stock exchange.

The Federal Supreme Court ("STF") has already ruled on the matter, in the judgment of the direct action of unconstitutionality 5,624/DF,[15] whose purpose was to assess the need for prior legislative authorization and bidding for the sale of shareholding control of state-owned companies and their subsidiaries and controlled companies, under the provisions of article 29, item XVIII, of the State-Owned Companies Law, which establishes that it is not required public tenders for the purchase and sale of shares, credit and debt securities and goods that they produce or sell.

In general terms, the understanding established by the STF was that the sale of shareholding control of public companies and mixed-capital companies requires legislative authorization and public bidding.

In the case of Eletrobras, there will not be, properly speaking, a sale of the shareholding control. First, because the Privatization will occur primarily through a capital increase (ie, there is no transfer of a volume of shares that represent Eletrobras' control, but substantially a primary acquisition of shares by investors). Second, because the Privatization is conditioned to the approval, by Eletrobras' general shareholders meeting, of an amendment to its bylaws to prohibit any shareholder or group of shareholders from exercising votes in a number greater than 10% of the total number of voting shares of Eletrobras (article 3, item III, “a” of Law 14,182), so that there will be no new controlling shareholder (nor, consequently, disposal of control).

[15] ADI 5,624/DF, Plenary, Rapporteur Minister Ricardo Lewandowski, j. June 6, 2019. Judgment in conjunction with ADIs 5,846/DF, 5,924/MG and 6,029/DF.

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Indeed, this is the position of the Attorney General's Office of the Federal Government ("AGU") on the subject,[16] reproducing arguments from SEI Opinion No. 10317/2021 of the Ministry of Economy:

17. When we look at the grounds presented in the judgment of the Precautionary Measure in ADI 5624 by the plenary of the Federal Supreme Court for the requirement of carrying out a bidding procedure in the event of sale of shares of the state-owned company that imply loss of shareholding control by the Public Power, it is noted that there is an express reference to the operational modalities, especially the one described in article 4, item I, of Law No. 9,491, of 1997, which involve the transfer of assets belonging to the public entity to the private sector. (...)

21. It appears, therefore, that it is not the simple loss of shareholding control of the state-owned company that would justify the need to carry out a bidding process within the scope of privatization regulated by Law No. 9,491, of 1997, but the very sale of the equity interest assures this control.

22. In the case of the operational modalities provided for in items II (IPO) and III (capital increase with subscription waiver), this does not occur, since the loss of shareholding control by the public entity does not result from the transfer of the amount of its shares to third parties, but from the dilution of its participation in the face of the capital increase carried out. The amount earned with the issuance of new shares of the company is fully reverted to the company's own cash, with no payments to its shareholders (primary offering of shares).

[16] Delivered in a statement in ADI 6929, reported by Minister Castro Nunes, available at: <https://redir.stf.jus.br/paginadorpub/paginador.jsp?docTP=TP&docID=756946136&prcID=6244612>. Accessed on: September 15, 2021.

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23. It is also worth mentioning that, as it involves a primary offering of shares, the price of the shares issued in the IPO or capital increase is previously fixed, with no dispute between the interested parties in relation to the amount to be paid in the acquisition of the new shares issued for the company.[17] In this sense, it is worth checking the content of article 23 of CVM Rule No. 400, of December 29, 2003, as well as item 3.2.2 of Schedule III of said Rule, which provides for public offerings for the distribution of securities, in the primary or secondary markets: (...)

24. This finding explains the reason for the exclusion of items II and III in the list of § 3 of article 4 of Law No. 9,491, of 1997, which deals with the requirement of bidding, allowing the use of the public bidding procedure, for the other modalities operational.

25. In this sense, it is observed that not all operational modalities described in article 4 of Law No. 9,491, of 1997, will require the holding of a bidding process for their implementation. A practical example of this is the procedure adopted in the privatization of the company IRB Brasil Resseguros S.A., promoted through a capital increase with the waiver of the subscription right by the Federal Government, with the subscription of new shares restricted to the shareholders that were part of the capital stock of company, duly approved by the Court of Accounts of the Federal Government by means of Judgment nº 1306/2013 – Plenary (...).

[17] The same applies to the secondary offer, given that the Pricing Procedure is the same as for the primary offer.

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In summary, the fact that there is no sale of control would be enough to remove the understanding given by the STF from the concrete case. But it is not all.

In addition to the above, the fact that Eletrobras is a publicly traded company, with shares traded on the stock exchange, makes it impossible, from a practical point of view, to carry out a bidding procedure to implement the Privatization. The Privatization must follow the rites and procedures specific to the capital market, as set out in items VI and following of this Report.

There is even a legal and normative basis for this. Law 14,182 (Article 27) and CPPI Resolution 176 (Article 2) expressly authorize the realization of the Privatization process via a public offering for the distribution of securities in the primary or secondary markets, in compliance with the rules issued by CVM, requiring compliance with the requirement of legislative authorization in the appropriate cases (for Eletrobras, the legislative authorization is given by Law 14,182).

Furthermore, it should be noted that the PND Decree authorizes CND to establish simplified procedures for the privatization processes, including the establishment of the minimum price or the issue price of shares, as the case may be, in cases such as the privatization of companies with shares traded in the stock exchange and privatization under the operational modality of capital increase with total or partial waiver or assignment of subscription rights (article 33, items II and VI, of PND Decree).

If there is a need for a Secondary Offering – that is, if there is a need to sell shares held by the Federal Government – it is worth emphasizing the provisions of article 34, item III, of PND Decree, which admits the sale of shares of companies to be privatized by any form of public offering permitted by capital market legislation, supported by article 27 of Law 14,182 and article 2 of CPPI Resolution 176.

Another issue that touches on the need for a bidding procedure is the granting of energy generation concessions provided for in Law 14,182. The issue was raised in ADI 6702, presented to STF by the Democratic Labor Party, to question the constitutionality of Provisional Measure No. 1,031 of 2021, and in ADI 6929, presented to STF by the Podemos Party, to question the constitutionality of Law 14.182

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Law 14,182 conditions the Privatization to the approval, by Eletrobras’ shareholders' meeting, of the execution of new electricity generation concession contracts, replacing the existing contracts, with the change of the exploration regime for independent production (article 3, item II).

Contrary to what is claimed in ADIs 6702 and 6929, the aforementioned energy generation concessions do not qualify as public service concessions, governed by article 175 of the Federal Constitution, but rather as concessions for the use of hydraulic energy potential, based on article 176, paragraph 1, of the Federal Constitution.

The basis for any requirement of bidding, in this sense, would be article 37, item XXI, of the Federal Constitution, which conveys the basic basis for the requirement of bidding in the national legal system.

Article 37, item XXI, provides that “except for the cases specified in the legislation, works, services, purchases and disposals will be contracted through a public bidding process that ensures equal conditions for all competitors”.

In addition to the fact that the provision does not include the exploitation of goods (as is the case of hydraulic exploitation for energy generation) in the list of activities whose contracting must be preceded by a bidding process, it establishes the possibility that the legislation excludes cases in which the bidding procedure will not be appropriate.

In fact, by providing for the granting of new concessions in the context of the Privatization, Law 14,182 ended up ruling out the possibility of carrying out a specific and separate bidding procedure for such concessions, becoming an example of a “specific case except for the legislation”, in the terms of article 37, item XXI.

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In this sense, the position of AGU is corroborated,[18] reproducing arguments from SEI Opinion No. 10975/2021 of the Ministry of Economy:

(...) 33. Having said that, it is worth noting that Law No. 14,182, of 2021, establishes, in its article 3, item II, as a condition for the privatization of Eletrobras the “execution of new energy generation concession contracts referred to in article 2 of this Law, replacing the contracts in force on the date of publication of this Law, with the change in the exploration regime for independent production, pursuant to Law No. 9,074, of July 7, 1995.

34. In this sense, not being a public service concession, but a public good concession, the provisions of article 175 of the Federal Constitution do not apply to new energy concession grants provided for in Law No. 14,182, of 2021, but arts 20, item VIII, and 176 of the Federal Constitution. It is indeed the case, so that the infra-constitutional rules on the subject even provide for the possibility of using authorization in the granting of electricity generation to an independent producer, which would be unfeasible from the constitutional point of view if it were understood by the application of article 175 of Federal Constitution. In this sense, article 11 of Law No. 9074 of 1995 and article 1 of Decree No. 2003 of 1996 are transcribed below: (...)

35. In view of the foregoing, it is observed that the bidding requirement in the case of concession of electric energy generation to an independent producer stems from the provisions of article 37, item XXI, of the Federal Constitution, not having as a basis article 175 of the Federal Constitution, applicable to public service concessions. Thus, it is verified the existence of authorization, in the constitutional provision itself, so that, by law, hypotheses of exception to the general rule of the bidding are created. (...)

[18] Delivered in the document INFORMATION No. 00125/2021/CONSUNIAO/CGU/AGU, in the context of ADI 6929, reported by Minister Castro Nunes, available at: <https://redir.stf.jus.br/paginadorpub/paginador .jsp?docTP=TP&docID=756611239&prcID=6227383>. Accessed on: September 15, 2021.

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36. This is precisely what Law No. 14,182, of 2021, does by providing as a condition for carrying out the privatization of Eletrobras the granting of new concessions with a change in the operating regime of the contracts, indicated in article 2 of the aforementioned Law, for independent producers: creates a legal hypothesis of direct contracting in favor of making the privatization of Eletrobras viable.

Finally, it is worth reminding that the Privatization will occur through the Offering, which consists of a public procedure, regulated and supervised by a competent entity of the indirect federal Public Administration (ie, CVM), which will provide opportunities for the acquisition of Eletrobras shares by individuals, shareholders or not, in the capital market.

IV.            PRIOR CORPORATE RESTRUCTURING

Item I of article 3 of Law 14,182 provides, as a condition for Privatization (among others), to implement a “corporate restructuring to keep under the direct or indirect control of the Federal Government, companies, facilities and interests, owned or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. (Eletronuclear) and Itaipu Binacional” (“Restructuring”).

In this context, in article 9, items I and II, Law 14,182 authorizes the creation of a mixed-capital company or public company (ENBpar, as will be better explained later, in item IV.3.1 of this Report) for: “I – keep the operation of nuclear power plants under the control of the Federal Government (...)” and “II – keep ownership of the capital stock and the acquisition of electricity services from Itaipu Binacional by an agency or entity of the federal public administration (...)”.

ENBpar shall also (i) manage financing contracts that use funds from the Global Reversion Reserve (Reserva Global de Reversão or “RGR”) entered into until November 17, 2016 and manage the Federal Government’s assets under the administration of Eletrobras provided for in Decree-Law No. 1,383, of December 26, 1974, and maintain rights and obligations related to Proinfa and its extension, and (ii) manage the current account called Procel, as provided for in Law No. 9,991, of July 24, 2000. ENBpar is also authorized to join Cepel.

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ENBpar is expected to have a future contribution from the Federal Government in the amount of R$4,000,000,000.00, already approved in the Annual Budget Law (Lei Orçamentária Anual or LOA) for the fiscal year of 2021 (Law No. 14,144, of April 22, 2021), to enable the Restructuring, in addition to enabling the execution of its other attributions. These resources are provided in Table 5 - Fiscal and Social Security Budget Expenses by Power, Organ, OU, Source of Resources and Group of Nature of Expense (institutional classification of expenditure: 32000 and 32101; source/allocation of resources: "100”: 1 - Resources Collected in the Current Year; 00 - Primary Resources for Free Application), from Volume I, LOA for the year 2021.

It is important to note that, as provided for in paragraph 2 of article 3 of Law 14,182, the effectiveness of the measures taken for the Restructuring must be conditioned to the realization of the Privatization. Thus, the measures mentioned in this item IV and its sub-items must be understood as approved by competent bodies with implementation conditioned to the realization of the Privatization – that is, the beginning of the effectiveness of these measures would occur simultaneously with the liquidation of the Offering.

However, the aforementioned paragraph does not refer to the creation and capitalization of ENBpar, so that, even though it will be incorporated with the sole purpose of enabling the Privatization, the effectiveness of the acts taken in this sense do not need to be conditioned to the completion of the Privatization.

It is important that the amounts to be directly or indirectly allocated by the Federal Government as a result of the Restructuring are based on appropriate assessments of these equity holdings, in order to comply with the recommendation of the General Comptroller General of the Federal Government (Controladoria Geral da União or "CGU") issued in the Assessment Report of the Privatization, dated September 6, 2021.

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Finally, it should be noted that, as these are transactions with related parties, the Restructuring must observe Eletrobras' internal procedures, to be detailed in the modeling report.

IV.1.          Eletronuclear

IV.1.1. History

Eletronuclear is a mixed-capital company, controlled by Eletrobras, incorporated under the authorization provided in Decree No. 76,803, of December 16, 1975, with the specific purpose of exploring, on behalf of the Federal Government, nuclear activities for obtaining energy, pursuant to Decree No. 2223, of May 23, 1997 and Ordinance No. 315/1997, and No. 184, 185 and 186/1997 of the National Department of Water and Electricity (Departamento Nacional de Águas e Energia Elétrica) and the National Nuclear Energy Commission (Comissão Nacional de Energia Nuclear), respectively.

The company operates the Almirante Álvaro Alberto Nuclear Center (Central Nuclear Almirante Álvaro Alberto or “CNAAA”), a complex located in the Municipality of Angra dos Reis, State of Rio de Janeiro, formed by Angra 1 plants, with a generation capacity of 640 MW, and Angra 2, with 1,350 MW.

Finally, Angra 3, which will practically be a replica of Angra 2, is expected to generate 1,405 MW and will be the third generating unit of the thermonuclear complex, and is expected to enter into commercial operation in November 2026, and it is currently with 65% of the works completed.

The construction of Angra 3 started in 1984, but was interrupted after 2 years, due to the economic crisis in the country. The works were resumed in 2009, but were soon suspended again in 2015, due to (i) the difficulty faced by Eletrobras in the contribution of amounts related to the counterparts of financing contracts entered into with BNDES, and (ii) the allegations that potentially illegal activities were committed by service providers and construction suppliers.

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In July 2019, Decree No. 9,915 was published, which qualified Angra 3 in the PPI and instituted the Interministerial Committee to guide the process of defining the business model to be effectively adopted.

In October 2019, Eletronuclear engaged BNDES to provide the service for structuring the legal, economic and operational model of a partnership with the private initiative for the construction, maintenance and operation of Angra 3 Nuclear Power Plant.

According to information from BNDES, the model proposed by BNDES and approved by Eletronuclear, the Interministerial Committee and CPPI involves attracting two types of partners: one (or more) EPC partner(s) and one (or more) partner(s) funding entity(ies). Studies are currently underway to estimate the costs involved in contracting the two types of partners described above, as well as the costs of any demobilization of Angra 3.

Also in 2019 and in the first half of 2020, advances were made for future capital increases (adiantamentos para futuro aumento de capital or AFACs) made by Eletrobras, in the amount of R$700 million and R$150 million, respectively.

In addition, in August 2020, Eletrobras approved the Critical Path Acceleration Plan (Plano de Aceleração do Caminho Crítico), with a view to maintaining the expected entry into commercial operation. In this context, the allocation of funds for the construction of Angra 3 was determined from an advance for a future capital increase (AFAC) approved by Eletrobras last year, to be granted to Eletronuclear, in the amounts of R$1.052 billion for 2020 and R$ $2.447 billion for 2021 – totaling an additional R$3.5 billion –, as provided for in Eletrobras' Business and Management Master Plan (Plano Diretor de Negócios e Gestão or PDNG) 2021-2025. We understand that some AFACs performed by Eletrobras are still pending capitalization by Eletronuclear.

For more information on the current stage of studies contracted by Eletronuclear with BNDES for the implementation of Angra 3, see item IV.1.4 below.

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IV.1.2. Angra 1 and Angra 2 Power Plants

The authorization for the construction of the CNAAA was granted in 1970 to Furnas, through Ordinance of the Ministry of Mines and Energy No. 416/1970 and, later, transferred to Nuclebrás Engenharia – Nuclen, through Ordinance No. 315/1997, company incorporated by Eletrobras. In 1977, the merger of Furnas’ nuclear area with Nuclen gave rise to Eletronuclear, becoming responsible for the operation and completion of the CNAAA works.

Angra 1 started commercial operation in 1985 and its reactor was acquired by Eletronuclear from the American company Westinghouse Electric Corporation, through the execution of a turnkey contract in 1972, without the transfer of technology by the suppliers.

Angra 2 started commercial operation in 2001 and its reactor was acquired by Eletronuclear from the German company Kraftwerk Union – KWU of Siemens Group, through the signing of the Brazil-Germany Nuclear Agreement in 1975 between the two countries, for the construction of 8 nuclear reactors, with technology transfer, except for enriched uranium technology.

With the enactment of Law No. 12,111/2009, the electric energy generated by Angra 1 and Angra 2 started to be commercialized with all the distribution agents of the National Integrated System in a quota system.

Annually, ANEEL defines the proportions of the quotas and the annual amounts of energy to be allocated, according to the consumer markets of each distributor. The sum of these amounts comprises the energy contracted for Angra 1 and Angra 2, limited to the sum of the physical guarantees of the plants, discounting the internal consumption of the CNAAA and the losses in the transmission network.

In addition, ANEEL establishes an annual fixed revenue amount corresponding to the contracted energy, billed in monthly installments with the distributors. The amount of the electricity tariff generated by the plants corresponds, then, to the amount of this fixed revenue divided by the contracted energy.

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IV.1.3. New grant and commercialization agreement for Angra 3

Article 10 of Law No. 14,120/2021 determines that CNPE must grant a new authorization for the exploration of Angra 3, with a term of 50 years, extendable for a period not exceeding 20 years, which presents the milestones of each stage of the timeline for implementation of the plant, including the date of commencement of commercial operation of the generating unit, which will be subject to inspection by ANEEL.

In this context, a new Power Commercialization Agreement for Angra 3 will be signed, resulting in the termination of the current Reserve Energy Agreement (Contrato de Energia de Reserva), signed between Eletronuclear and CCEE in 2011. In this commercialization agreement, its physical guarantee, as well as the capital remuneration, tax, administrative and operational costs shall be allocated to end users of electricity from the National Interconnected System (Sistema Interligado Nacional – SIN), except for low-income residential subclass consumers, apportioning the physical guarantee and said costs proportionally to the verified individual consumption, by means of a specific tariff surcharge (to be established in regulation by ANEEL). In addition, the agreement will contain a supply term of 40 years and must establish:

(i)       the price of electric energy, which (a) must be approved by CNPE, (b) will result from the study engaged by Eletronuclear with BNDES, and (c) will cumulatively consider the economic and financial feasibility of the enterprise and its financing under market conditions, observing the principles of reasonableness and affordability of tariffs, after consulting the Energy Research Company (Empresa de Pesquisa Energética or EPE) in relation to the impact on the consumer;

(ii)       the readjustment of the price of electric energy to be approved by ANEEL, considering installments that include the variation of inflation and the price of nuclear fuel;

(iii)       the revision of the price of electric energy, as proposed by CNPE, observing the criteria to be established by the Ministry of Mines and Energy, for the inclusion of cost reductions resulting from the existence of competition in contracting suppliers for the completion of the plant; and

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(iv)       the possibility of an extraordinary review of the price of electric energy to be approved by ANEEL, to preserve the economic-financial balance of the agreement.

Additionally, it should be noted that Angra 3 is not yet operational and, according to information from BNDES, the technical-operational assessment contracted under the terms of CPPI Resolution number 139, of June 10, 2020, to assess the amount of investments (Capital Expenditure – CAPEX) necessary for Angra 3 to start commercial operations, as well as the other studies engaged with BNDES have not yet been concluded.

Thus, although it is still not possible to know the tariff at which the energy to be generated by Angra 3 will be marketed, according to the Privatization schedule determined by the Federal Government and informed by BNDES, the approval of the Restructuring must necessarily occur before the conclusion of the studies engaged by Eletronuclear with BNDES, which will result in its proposal.

As detailed in the modeling report, the Ministry of Mines and Energy sent Official Letter No. 433/2021/SE-MME to BNDES, (i) informing that the aforementioned Ministry will instruct CNPE to propose that the price of the energy of Angra 3 to be adopted, according to studies engaged by Eletronuclear with BNDES, is sufficient to cover construction and financing costs, considering its physical guarantee, as well as the capital remuneration, tax, administrative and operational costs that will be attributed to end users of SIN, pursuant to article 10 of Law No. 14,120/2021, subject to the assumptions contained in CNPE Resolution (to be published); and (ii) requesting BNDES, in the modeling of the corporate restructuring, to use the assumptions for the segregation of Eletronuclear (a) that the granting act will be edited and that the Angra 3 commercialization agreement will be executed; and (b) that the energy price will be the amount resulting from BNDES’ studies.

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Therefore, the official letter requests that BNDES, in the modeling to be carried out prior to the completion of the aforementioned studies, to consider that the energy generated by Angra 3 will be commercialized at a price exactly sufficient to cover all its costs. Therefore, observing the assumptions determined by CNPE, the NPV of Angra 3, for the purposes of modeling Eletronuclear's segregation transaction, must be equal to zero.

IV.1.4. Project for the resumption and conclusion of the Angra 3 works

BNDES and Angra Eurobras NES consortium signed, in June 2021, a contract for the structuring of the project for the resumption and completion of Angra 3 works, whose execution period is 24 months. The consortium, formed by Tractebel Engineering Ltda. (leader), Tractebel Engineering S.A. and Negócios Agrupados Internacional S.A., will define (i) the projection of the investments required for the implementation of the project, (ii) the detailed schedule of the work, and (iii) the specification of how to implement the contracting of one or more construction companies to carry out the work.

In the first 6 months of the contract term, the cost and term estimates for carrying out the remaining works will be evaluated. This period of 6 months for carrying out the technical due diligence is related to the schedule required to engage EPC or construction companies that will be in charge of the construction and commissioning of the plant, within Eletronuclear's schedule.

IV.1.5. Monopoly of nuclear activities by the Federal Government and characteristics of capital stock

The exploitation of nuclear services and installations is the exclusive attribution of the Federal Government according to article 21, item XXIII, of the Federal Constitution. Furthermore, the research, mining, enrichment, reprocessing, industrialization and trade of ores and nuclear minerals and their derivatives constitute a monopoly of the Federal Government under the terms of article 177, item V, of the Federal Constitution.

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Therefore, according to the Constitution, currently only companies whose control is held directly or indirectly by the Federal Government can explore nuclear activities, as is the case of Eletronuclear.

It is important to indicate the criteria established by Corporation Law for determining who is the controlling shareholder of a corporation:

Art. 116. A controlling shareholder is understood to be the individual or legal entity, or the group of people bound by a voting agreement, or under common control, that:

a) is the holder of shareholder rights that permanently ensure the majority of votes in the resolutions of the general meeting and the power to elect the majority of the company's management; and

b) effectively uses its power to direct social activities and guide the functioning of the company's bodies.

Thus, under the terms of article 116 of the Corporation Law, the Federal Government will unquestionably be the controlling shareholder of Eletronuclear if, directly or through ENBpar, it becomes the holder of ONs representing the majority of the company's voting capital.

On the date of this Report, Eletronuclear's capital stock is divided into 37,658,166,491 ONs and 10,544,698,994 PNs without voting rights, all nominative and without par value.[19]

Eletronuclear's bylaws also establish that PNs cannot be converted into ONs and grant the following preferences to their holders:

(i)       priority in capital reimbursement, without premium;

[19] For the purposes of this Report, we consider that Eletronuclear's bylaws currently in force are those filed with the Rio de Janeiro State Commerce Registry, under number 3991262, on December 28, 2020, as informed by Eletronuclear.

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(ii)       cumulative minimum priority dividend of 10% per year and participation, on equal terms with the ONs, in the profits that remain after the payment of a dividend of 12% per year to the ONs; and

(iii)       right to vote in the resolutions of the extraordinary general meetings on amendments to Eletronuclear's bylaws.

The wording of the bylaws raises doubts about the criteria for calculating the dividends to be paid to preferred shareholders and, later, to common shareholders. In this sense, in consultation with Eletronuclear, it was found that the company understands that the percentages described above should be calculated as follows:

(i)       holders of PNs must receive a minimum cumulative dividend, equivalent to (i.1) 10% of Eletronuclear's capital stock multiplied by (i.2) percentage of the capital stock represented by the PNs;

(ii)       after the payment described in item “a” above, if there are dividends to be distributed, these must be paid to the holders of ONs, until they have received an amount equivalent to (ii.1) 12% of Eletronuclear's share capital multiplied by (ii.2) the percentage of share capital represented by ONs; and

(iii)       the remaining dividends must be paid proportionally to the shareholders' interest in Eletronuclear's capital stock.

Thus, both ON and PN holders would be entitled to minimum dividends, with those due to PNs also being cumulative.

According to Eletronuclear's financial statements, the shares issued by Eletronuclear are distributed among the shareholders as follows:

SHAREHOLDER	COMMON	PREFERRED	TOTAL	%
Eletrobras	37,651,029,535	10,528,730,390	48,179,759,925	99.95
Department of Water and Electricity of the State of São Paulo – DAEE	5,960,026	7,405,548	13,365,574	0.03
LIGHT – Serviços de Eletricidade S.A.	-	5,058,993	5,058,993	0.01
Others	1,176,930	3,504,063	4,680,993	0.01
Total	37,658,166,491	10,544,698,994	48,202,865,485	100.00

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Thus, most of Eletronuclear's shares – both ONs and PNs – is held by Eletrobras. The second most important shareholder of Eletronuclear is the Department of Water and Electricity of the State of São Paulo – DAEE, holding 5,960,026 ONs and 7,405,548 PNs, but representing a total of only 0.03% of the company's total capital. The third most important shareholder of Eletronuclear is LIGHT – Serviços de Eletricidade S.A., holding 5,058,993 PNs. More details on the distribution of Eletronuclear's capital stock can be found in Schedule IV.1.5.

Eletronuclear’s Restructuring must ensure that the Federal Government holds – directly or indirectly – shares that assure it the power to control Eletronuclear. Such Restructuring can be done through the purchase and sale of shares issued by Eletronuclear between ENBpar and Eletrobras, or through a capital increase of Eletronuclear subscribed and paid in by ENBpar, provided that, in any case, the share price is fair and calculated in accordance with the applicable law, as will be explained in item XII of this Report.

IV.1.6. Acquisition of voting rights by Eletronuclear's PNs

It should be noted that the PNs issued by Eletronuclear entitle their holders to minimum and cumulative dividends, as detailed above.

Pursuant to article 111 of the Corporation Law, PNs that do not grant their holders full voting rights may grant them under certain circumstances, as indicated below:

Article 111. The bylaws may not grant to preferred shares some of the rights attributed to common shares, including voting rights, or grant them with restrictions, subject to the provisions of article 109.

§ 1 Preferred shares without voting rights shall acquire the exercise of this right if the company, for the period provided for in the bylaws, not exceeding 3 (three) consecutive years, fails to pay the fixed or minimum dividends to which they are entitled, a right to which they will retain until payment, if such dividends are not cumulative, or until cumulative arrears are paid.

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§ 2 In the same event and under the same condition of § 1, the preferred shares with restricted voting rights will have suspended the limitations to the exercise of this right.

§ 3 The bylaws may provide that the provisions of §§ 1 and 2 will be effective from the end of the implementation of the company's initial enterprise.

(our highlights)

Thus, PNs that do not grant voting rights, or that grant restricted voting rights, may acquire such right if the company, for the period provided for in the bylaws, fails to pay the fixed or minimum dividends to which they are entitled. Note that the PNs issued by Eletronuclear, despite having the right to vote on amendments to the company's bylaws (as indicated above), such voting right is limited to the foregoing and, therefore, fits the situation described in paragraph 2 of article 111 of the Corporation Law (restricted voting rights).

Corporation Law establishes that the company's bylaws must establish the period without receiving such dividends from which shareholders become entitled to vote.

The period established in paragraph 1 of article 111 of the Corporation Law (3 consecutive fiscal years) is a legal limit to be considered in the preparation of the company's bylaws – that is, the bylaws may provide for a shorter term, but never a term longer than 3 fiscal years. Eletronuclear's bylaws, however, are silent in this regard.

As a result, we understand that, if the holders of PNs issued by Eletronuclear fail to receive their minimum dividends in a given fiscal year, they will immediately hold such voting rights, in the fiscal year in which such non-payment occurred, which is corroborated by the understandings of the doctrine and CVM, transcribed below.

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“The bylaws (art. 111, §1) may condition the acquisition of voting rights by the preferred share to the lapse of a period not exceeding three years without payment of dividends. If the bylaws do not provide for this, it seems to me that the acquisition of vote will take place immediately after the company's first omission regarding the payment of the priority dividend, since the mandatory rule, provided in the law, is in the sense of the acquisition of the vote, being the term a faculty to be adopted or not by the bylaws.” (TAVARES BORBA, José. “Direito Societário”. Editora Renovar. Pg. 342, Single Volume, 8th Edition, 2003 São Paulo/SP)

“If the bylaws are silent, the shareholder acquires the right to vote immediately. There is, in fact, no basis for understanding the supplementary precept of the law as one of tolerance. Thus, the period of three years proposed in the legal diploma is the maximum that the bylaws can establish for the acquisition of the right. If it does not do so within that period or in a shorter period, it is understood that the right to vote is acquired from its taxable event, in the very exercise in which it occurred.” (CARVALHOSA, Modesto. “Comentários à Lei das Sociedades Anônimas”. Editora Saraiva. Pg. 461, Volume II, 5th Edition, 2011, São Paulo/SP)

“In the year in which there is no payment of fixed or minimum dividends of preferred shares settled by the bylaws, the immediate acquisition of voting rights will take place, unless the term stated in the bylaws is different, not exceeding three years. And it could not be otherwise: in the absence of the economic advantage, there is no justification for the political restriction applied to preferred shareholders, who, with the right to vote, have the possibility to participate in the life of the company. As the triggering event is the non-payment of dividends, the postponement of the exercise of political right cannot be admitted on the grounds that the term of § 1 of article 111 would be the legal tolerance. Since the political restriction is a restriction on the preferred shareholder, that rule cannot be interpreted as extensive nor the term as a tolerance period. On the contrary, in the silence of the bylaws, preferred shareholders acquire the right to vote in the exercise in which there is no payment of the relevant dividends.” (Opinion CVM/SJU No. 129/83).

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(our highlights)

Finally, it should be noted that, due to the wording of paragraph 1 of article 111 of the Corporation Law (“preferred shares without voting rights shall acquire the exercise of this right (...)”), we understand that such acquisition of voting rights is automatic after the applicable period of non-payment of minimum or fixed dividends, without the need for any manifestation or request by the preferred shareholders, and regardless of any corporate formalization in this regard (for example, without the need for a shareholders' meeting resolution) .

According to information provided by BNDES, Eletronuclear has not distributed dividends at least since 2009, which can be understood that the PNs issued by Eletronuclear would already have voting rights. As a result, Eletrobras should transfer to ENBpar the majority of Eletronuclear's total capital stock, and not the majority of its voting capital, to prevent Eletronuclear from being indirectly privatized with the Offering.

There is, however, a legal argument against this position. The Corporation Law establishes, in its article 235, that “mixed-capital corporations are subject to this Law [in this case, the Corporation Law], without prejudice to the special provisions of federal law”.

Decree No. 76,803/1975, which authorized the creation of Eletronuclear, as well as the State-Owned Companies Law, are “special provisions of federal law”, and such legislative acts did not provide for the acquisition of voting rights by preferred shares. In addition, by the criterion of expertise, it can be understood that such legislative acts should prevail over the general rules of Corporation Law, as they are more specific in relation to Eletronuclear and state-owned companies, respectively.[20]

[20] It should be noted that, under the terms of article 2, paragraph 2, of the Law of Introduction to the Rules of Brazilian Law, the new law that establishes general or special provisions alongside the existing ones does not revoke or modify the previous law. In other words, the fact that the Corporation Law was issued later than Decree 76,803/1975 and than the State-Owned Companies Law does not remove the criterion of specialty.

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In this sense, it could be interpreted that the provision of paragraphs 1 and 2 of article 111 of the Corporation Law (acquisition of voting rights by PNs) would not apply to Eletronuclear.

However, as it is an interpretation subject to questioning and in view of the lack of precedent in this regard, we suggest disregarding this alternative interpretation and assuming, on a conservative standpoint, that all shares (either ONs or PNs) issued by Eletronuclear currently have voting rights.

Still, it could be argued that, due to the constitutional provision of competence of the Federal Government to exercise a state monopoly over research, mining, enrichment and reprocessing, industrialization and trade in nuclear ores and their derivatives (article 21, item XXIII ), after the Privatization, Eletronuclear's PNs could not grant voting rights if such right prevented the Federal Government from holding control of Eletronuclear, since the acquisition of such voting rights would violate the aforementioned constitutional provision. We understand that such an argument, however, cannot succeed.

First, we must consider that Eletronuclear's PNs currently already grant voting rights to their holders – that is, the voting rights were acquired by such shares at a time prior to the Privatization, when Eletrobras was still a company controlled by the Federal Government. In other words, the acquisition of voting rights by the PNs issued by Eletronuclear does not violate the Federal Constitution, as it does not lead to the result of an improper privatization of Eletronuclear.

In addition, if the aforementioned argument were to proceed, it would be possible to state, from the same angle of interpretation, that ENBpar could become Eletronuclear's controller by acquiring only 1 share of the company, since the maintenance of the voting right for the totality of the other shares issued by Eletronuclear (whether ONs or PNs) would prevent ENBpar (that is, indirectly the Federal Government) from holding the majority of the voting capital of the company with the ownership of such 1 share and, therefore, said maintenance of the vote by the other shares would be unconstitutional – argument that seems to us to be unreasonable and, also, very close to the expropriation of a private company, even without the due consideration to the private shareholders who were affected by the aforementioned measure.

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Considering the arguments above, we believe that the best interpretation of the constitutional precept of monopoly of nuclear activities by the Federal Government, in the context of Privatization, is that it is a rule of conduct for the Federal Government itself, Eletrobras and others involved in the Privatization, that is: in view of the legal and statutory precepts currently applicable to Eletronuclear, the Privatization (and especially the prior Restructuring required for the Privatization) must be structured in such a way that Eletronuclear remains under the control of the Federal Government.

In other words, considering that the PNs issued by Eletronuclear currently already grant voting rights to their holders (including Eletrobras), the Privatization can only be implemented if the prior Restructuring is implemented in order to ensure that the Federal Government (through ENBpar) holds control of Eletronuclear despite such voting rights of the PNs issued by the latter.

In this sense, the simplest structure for ENBpar to take control of Eletronuclear would be the acquisition, by ENBpar from Eletrobras (or the primary issue of new shares issued by Eletronuclear and their subscription by ENBpar) of a number of ONs that is equivalent to more than 50% of the total volume of shares issued by Eletronuclear (and not only more than 50% of the voting capital stock). However, according to information made available by BNDES, this acquisition or subscription is not possible, in view of the volume of resources that should be indirectly spent by the Federal Government (via ENBpar) in this sense and also considering the capital contributions estimated for ENBpar in the 2021 budget, as will be shown below.

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We then proceed to explore, in the following item, the possible acquisition structures (primary or secondary), by ENBpar, of a volume of shares issued by Eletronuclear that represents the majority of its total capital, and not only of its voting capital.

IV.1.7. Possible structures of transfer of control

a)              Capital increase

In conclusion to what was exposed in the previous item, in view of the acquisition of voting rights by the PNs issued by Eletronuclear, the immediate alternative to resolve this issue and to, at the same time, unequivocally assure the transfer of control from Eletronuclear to ENBpar would be the acquisition (primary or secondary), by ENBpar, of a volume of shares issued by Eletronuclear that represents the majority of its total capital.

As explained in item IV above, it is expected that, as approved in the Annual Budget Law (LOA) for the year 2021, the Federal Government will invest in Eletronuclear, directly or indirectly (including through ENBpar), a relevant portion of the amount of R$4,000,000,000.00 approved in the aforementioned LOA – an amount estimated at R$3,500,000,000.00 by BNDES.

Thus, the simplest way of acquiring control of Eletronuclear by ENBpar is to carry out a capital increase by Eletronuclear with the issuance of new ONs, in which Eletrobras would assign all of its preemptive right in the subscription of such ONs to ENBpar, diluting Eletrobras in the capital of Eletronuclear and, thus, becoming the controlling shareholder with the ownership of more than half of the total capital issued by Eletronuclear.

We understand that the free assignment is justified in the context of the Privatization, as it enables ENBpar to invest R$ 3.5 billion in Eletronuclear and, indirectly, generate value for the remaining stake held by Eletrobras in Eletronuclear. Furthermore, we understand that, as the subscription price of the shares will be equivalent to their fair value, ENBpar will not benefit at the expense of Eletrobras (nor Eletrobras will be harmed) as a result of such assignment.

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The other shareholders of Eletronuclear would have preemptive rights in the subscription of these ONs, but, due to the immateriality of the participation of these minority shareholders in the company, we do not see any negative impacts resulting from this fact.

However, if it is not true the assumption that the value of said contribution by ENBpar is sufficient for it to become the holder of the majority of Eletronuclear's total capital, other alternatives must be studied, as will be explored further below.

It should be noted that the capital increase referred to above should, naturally, occur concurrently with the Privatization, as informed in item IV above, and the shares must be issued at a fair price, as will be better explained in item XII of this Report.

It should be noted that the volume of shares to be issued must consider the gross-up of the interest held by the other shareholders of Eletronuclear – that is, the portion of the increase corresponding to the proportion of the interest held by Eletrobras in the capital of Eletronuclear must be equivalent to the value to be contributed by ENBpar to Eletronuclear, so that, even if there is a subscription of shares by the other shareholders of the company, ENBpar can still make the full contribution of the amount in question.

Regarding the acts required for the capital increase transaction, we understand that it would be sufficient to hold a general shareholders’ meeting of Eletronuclear approving the increase, with the registration of the ownership of the new shares by ENBpar in the share registry book of Eletronuclear.

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It should be noted, however, that such a capital increase must first be approved by the Eletrobras’ shareholders' meeting, as it is an act that comprises the Restructuring and, therefore, remains within the scope of article 3 of Law 14,182[21]. Furthermore, we understand that the Federal Government should abstain from voting in such a meeting, as it is a transaction between related parties (Eletronuclear and ENBpar). Finally, it is important to note that, as provided for in paragraph 2 of article 3 of Law 14,182, the effectiveness of the measures taken for the Restructuring must be conditioned to the implementation of the Privatization – which therefore includes the effects of the aforementioned capital increase.

b)              Purchase and sale

If, for any reason, it is decided not to proceed with the aforementioned capital increase, it is possible to transfer most of the shares of the total capital issued by Eletronuclear, from Eletrobras to ENBpar, through a purchase and sale.

As explained above and as will be further detailed in item XI.8 below, ENBpar cannot acquire, and Eletrobras cannot sell, any assets (ie, Eletronuclear shares) for a price that is not fair.

It is important to note that, at the end of the transaction described above, the funds that were originally intended by the Federal Government to Eletronuclear would end up being held by Eletrobras (as consideration for the purchase and sale), and not by Eletronuclear. For this reason, if such a solution were adopted, Eletrobras would have to commit, in the same instrument to be entered into with ENBpar, to contribute to Eletronuclear the entire net amount received by it from ENBpar as a result of the sale of Eletronuclear shares. Said contribution would be made through a capital increase of Eletronuclear to be subscribed and paid in by Eletrobras.

For the purposes of the increase described above, Eletrobras and ENBpar would undertake, in the instrument to be entered into between them for the transaction, to make Eletronuclear carry out such capital increase, while ENBpar would undertake to assign its preemptive right in such increase to Eletrobras.

[21] Art. 3 The privatization of Eletrobras is subject to the approval, by its general shareholders’ meeting, of the following conditions:

I - corporate restructuring to keep under the direct or indirect control of the Federal Government, companies, facilities and interests, owned or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. (Eletronuclear) and Itaipu Binacional; (...)”

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In view of the concept of the purchase and sale transaction – which is essentially the mere replacement of the Federal Government vehicle by means of which the interest in Eletronuclear is held – and the fact that the Federal Government is, before and after the transaction, the indirect parent company of Eletronuclear (through Eletrobras and ENBpar, respectively), we understand that there should be no obligation or right of indemnification between the parties for liabilities, current or contingent, arising from Eletronuclear.

Regarding the acts required for the transaction, we understand that the most appropriate instrument for the provision of the aforementioned rights and obligations would be an investment agreement (since, in addition to a purchase and sale of shares, there is also a provision for the obligation to a capital contribution by Eletrobras).

Also, to formalize the closing of the transaction, the transfer of the shares sold by Eletrobras to ENBpar would take place upon the signing of the corresponding transfer term in Eletronuclear share transfer book, as well as upon the registration of the new ownership of the shares in the shares registry book of the company.

Finally, it should be noted that, if Eletrobras incurs a capital gain on the sale of Eletronuclear shares held by it, Eletrobras would be subject to income tax with respect to such gain.

c)              Alternatives if the acquisition of the majority of the total capital is not possible

The aforementioned alternatives for capital increase and purchase and sale assume that the amount to be spent indirectly by the Federal Government on Eletronuclear (via ENBpar) is equivalent to the majority of the total share capital (and not necessarily the majority of ONs) of Eletronuclear, mitigating the risk indicated in item IV.1.6 above. If this assumption is not true, it is possible to implement a structure of (i) waiver of voting rights by Eletrobras, (ii) capital increase with allocation of resources in the capital reserve, for payment of the minimum accumulated dividends of Eletronuclear's preferred shareholders, (iii) the split of ONs combined with the transfer of additional dividend rights to the PNs in the same proportion as such split and/or (iv) conversion of preferred shares into common shares. These structures will be discussed below.

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(1)                Waiver of voting rights

One way to implement this waiver of voting rights would be for Eletrobras to expressly renounce the voting rights of the PNs held by it in Eletronuclear, so that the Eletronuclear capital to be acquired by ENBpar can be equivalent to only more than 50% of the remaining shares issued by the company (that is, more than 50% of the ONs, added to the PNs held by minority shareholders – that is, practically more than 50% of the ONs, since the volume of PNs held by minority shareholders is not significant).

Regarding the alternative above, it should be noted that, as a mixed-capital company that is part of the Federal Public Administration, Eletrobras could not decide to waive a right (in this case, the voting right of the PNs held by it in Eletronuclear) without the proper reasons for such a decision. Pursuant to article 20 of the Law of Introduction to the Rules of Brazilian Law, no decision will be made, in the administrative sphere, based on abstract legal values without considering the practical consequences of the decision, and the motivation must demonstrate the need and adequacy of the measure imposed, even in the face of possible alternatives.

We understand that such reasoning would be to give due support to Eletrobras' Privatization process. That said, such reasoning can be questioned, since the value attributed to the PNs held by Eletrobras in Eletronuclear would naturally be higher if they attributed voting rights on their holders and, in this way, Eletrobras would be waiving a right that could bring economic advantages to the company without the due consideration – unless it can be supported that, without this waiver, the Privatization would be materially harmed and, with that, Eletrobras would also be harmed (and the analysis of the feasibility of this reasoning is not the scope of our legal analysis).

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Therefore, considering the fragility of the position above, we suggest that it is discarded for purposes of modeling of the Privatization. Also, note that the debt related to the cumulative minimum dividends not paid by Eletronuclear would not be extinguished if this alternative were adopted.

(2)                Capital increase to pay dividends of the preferred shares

Pursuant to article 201 of the Corporation Law, “the company may only pay dividends out of net income for the year, retained earnings and profit reserve; and to the capital reserve account, in the case of preferred shares referred to in § 5 of article 17”[22].

Eletronuclear, as previously mentioned, has not earned profits for years, nor does it have retained earnings or a profit reserve. However, the exception referred to in the aforementioned article 201 regarding the payment of dividends to the capital reserve account applies to PNs with cumulative dividends, which is precisely the case for PNs issued by Eletronuclear. It is then necessary to explore the steps for setting up a capital reserve account for Eletronuclear.

Pursuant to article 182, paragraph 1, subparagraph “a” of the Corporation Law, “it will be classified as capital reserves those account that record (...) the contribution of the subscriber of shares that exceeds (...) the part of the price issuance of shares without par value that exceeds the amount directed for the formation of capital stock”. In the same sense, the sole paragraph of article 14 of the Corporation Law provides that “the issuance price may be fixed with part directed for the formation of a capital reserve”.

In this way, it is possible to freely establish that the majority of a capital increase will be allocated to the capital reserve account (ie, substantially all of it, but there must still be a part directed for the formation of social capital, even if symbolic). Thus, the issuance price of each share will be allocated in part to the capital account and in part to the capital reserve.

[22] The legal reference to paragraph 5 of article 17 in the aforementioned article 201 is wrong, as this paragraph 5 does not deal with the distribution of dividends. The matter is dealt with in the following paragraph (6th), in relation to PNs with priority in the distribution of cumulative dividends.

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Thus, once the accumulated amount of the preferred shareholders' minimum dividends is calculated, as indicated earlier in this Report, Eletronuclear could carry out a capital increase in the equivalent amount (actually, slightly higher, to accommodate a symbolic portion of the increase that would be allocated to the capital stock account), with the allocation of substantially the entire issuance price to the capital reserve, through the issuance of PNs. It should be noted that this issuance of PNs, in parallel, will also collaborate to dilute the representativeness of ONs in the total share capital of Eletronuclear, corroborating the feasibility of the Restructuring.

Said capital increase would then be fully subscribed and paid in by Eletrobras. The other Eletronuclear shareholders would also have preemptive rights in this subscription, but, if they exercise it, there will be no impact on the transaction, since the necessary resources would be contributed anyway.

The issuance price of such increase must be established based on the fair value of the respective shares and in such a way as not to cause the unjustified dilution of Eletronuclear's minority shareholders, as provided for in article 170 of the Corporation Law.

The Eletronuclear shareholders' meeting that may approve such capital increase will also approve the distribution of minimum dividends accrued from the PNs. As a result, Eletrobras will have a debt to Eletronuclear (ie, the amount to be paid for the shares) and a credit against Eletronuclear (ie, the amount to be received from dividends), which may be partially offset. The offset will only not be in full because there will be a symbolic part of the payment of the shares that will be attributed to the capital stock account, as well as a portion of the resources that will be used to pay the accrued dividends attributed to the PNs held by the minority shareholders of Eletronuclear.

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We believe it is reasonable to establish that such dividends are paid with monetary restatement, from the date on which they were originally due to be paid until their effective payment date. This is also the provision contained in paragraph 2 of article 43 of Eletronuclear's bylaws, which provides that "the remuneration to shareholders will be subject to financial charges, from the end of the fiscal year until the day of effective payment (...)”, although it does not indicate what would be the applicable index. In view of the provisions of paragraph 4 of article 1 of Decree No. 2.673/1998[23], we understand that the index of said adjustment must be the SELIC rate.

It is important to mention that, pursuant to paragraph 6 of article 17 of the Corporation Law[24], the possibility of paying cumulative dividends from the capital reserve account must be provided for in the company's bylaws. Therefore, at the same shareholders' meeting mentioned above where the capital increase will be approved, the amendment to Eletronuclear's bylaws to provide for the aforementioned possibility of payment of dividends must also be approved. We understand that such approval does not grant dissenting shareholders the right to withdraw, as it does not represent a loss to preferred shareholders (on the contrary, this change increases their possibility of financial return); nor would Eletrobras be in conflict to vote on said resolution, as there is no conflict of interest in the matter (since it favors all preferred shareholders in equal measure).

[23] Article 1, paragraph 4. The amounts of dividends and interest, as remuneration on equity, owed to the National Treasury and other shareholders, will incur financial charges equivalent to the SELIC rate, from the end of the fiscal year until the day of effective collection or payment, notwithstanding the application of default interest when this payment does not occur on the date set by law, meeting or resolution of the Board of Directors, and, for the updating of this value during the five business days prior to the date payment or collection, it must be considered as the daily rate the same SELIC rate disclosed on the fifth business day that precedes the effective settlement day of the obligation.

[24] Article 17, paragraph 6. The bylaws may grant to the preferred shares with priority in the distribution of cumulative dividends, the right to receive it, in the year in which the profit is insufficient, on account of the capital reserves referred to in the paragraph 1 of article 182.

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Based on the above, it is possible to observe that the proposed alternative makes it possible to pay the accumulated minimum dividends attributed to the PNs issued by Eletronuclear with an effective non-material disbursement by Eletrobras and, consequently, removing the voting right attributed to the PNs. However, in view of the tax reform currently on the agenda, it is possible that the distribution of dividends will be taxed from the year 2022, which would make the transaction in question represent an effective disbursement by Eletrobras much greater than initially planned. Thus, it is recommended that a substantial part of the distribution be carried out before the end of the current fiscal year of 2021, assuming that it is possible to hold a general meeting of Eletrobras for the approval of the necessary measures for such distribution still in 2021, as will be better exposed below. However, if it is not possible to obtain such approval in 2021, the possible tax impacts of a dividend distribution in 2022 must be considered[25].

Furthermore, it is important to highlight that the aforementioned steps would solve the attribution of votes to the PNs for non-payment of dividends from past fiscal years. However, the same problem will occur in relation to future years, if there is no payment of the minimum cumulative dividends of the preferred shareholders, leading to an indirect privatization of Eletronuclear (if Eletrobras, as the preferred shareholder of the company, becomes entitled to votes representing the majority of Eletronuclear's voting capital). Considering that Eletronuclear expects to incur significant expenses in the coming years related to Angra 3 and that it is unlikely that there will be dividend distributions in fiscal years after 2022, it is essential that Eletronuclear's bylaws be amended so that the right to the minimum dividend of the PNs are excluded, with the attribution of another right, such as priority in the reimbursement of capital (article 17 of the Corporation Law).

[25] Note that, as the tax reform is still pending in the National Congress, we cannot precisely analyze the actual existence of impacts and their magnitude in relation to the proposed dividend distribution.

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It is recommended that the resolution on Eletrobras' favorable vote for modifying the characteristics of the PNs issued by Eletronuclear is approved by Eletrobras’ shareholders' meeting, with the Federal Government abstaining from voting, in order to avoid questioning the Federal Government's conflict of interest. Also, since such deliberation is included among the acts required for the Restructuring, said approval is necessary under the terms of item I of article 3 of Law 14.182[26]. Finally, it is important to note that, as provided for in paragraph 2 of article 3 of Law 14,182, the effectiveness of the measures taken for the Restructuring must be conditioned to the realization of the Privatization – which therefore includes the effects of amending the rights of the PNs referred above.

This amendment to Eletronuclear's bylaws for the removal of the minimum dividend will grant dissenting preferred shareholders the right of withdrawal provided for in item I of article 137 of the Corporation Law, combined with item II of article 136, since there will be the "change in preferences, advantages (...) of one or more classes of preferred shares”. Such withdrawal will occur, for the interested shareholders, at the equity value of the respective PNs, pursuant to paragraph 1 of article 45 of the Corporation Law, which we understand is not an issue for the transaction.

(3)                Splitting of ONs and Super PNs

Another way to enable ENBpar to more easily acquire the majority of Eletronuclear's voting capital would be to reduce the proportion of PNs against ONs, so that, even with the PNs granting voting rights, such votes would not represent a material percentage of the total voting capital.

To this end, Eletronuclear could perform, at the same time:

(i)       the split of ONs, thus increasing their volume in the total capital; and

(ii)       the amendment to the rights of the current PNs to grant each share a proportion of dividends higher than each ON (ie, transform them into shares popularly called as Super PNs), in the same proportion as the split of the ONs referred to above.

[26] “Art. 3 The privatization of Eletrobras is subject to the approval, by its general shareholders’ meeting, of the following conditions:

I - corporate restructuring to keep under the direct or indirect control of the Federal Government, companies, facilities and interests, owned or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. (Eletronuclear) and Itaipu Binacional; (...)”.

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We understand that the common shareholders will not be harmed by the transaction, since the financial split will fully offset the higher dividends of the PNs.

Regarding the PNs, despite being granted more beneficial rights than the previous ones in relation to dividends, it can be argued that they would be losing relevance in Eletronuclear's governance, since the PNs would have materially diluted voting rights. Thus, it is possible to argue that the dissenting preferred shareholders would have the right to withdraw from Eletronuclear.

Also, given that the Federal Government indirectly (via Eletrobras) would be benefiting itself by reducing the relevance of the voting rights of the PNs that would remain with Eletrobras (that is, remain with private parties after the Privatization), at the same time that it would benefit the ONs that would stay with the Federal Government (indirectly, through ENBpar), we understand that the Federal Government would be conflicted in voting at the Eletrobras’ shareholders' meeting that will approve the Restructuring. Thus, the approval of the Restructuring would be decided by Eletrobras' minority shareholders.

(4)                Conversion of ONs into PNs of Eletronuclear

In view of the current proportion between ONs and PNs issued by Eletronuclear (78.1% and 21.9%, respectively), as an additional alternative for the feasibility of the Restructuring, in addition to the procedures for excluding the voting rights of the PNs discussed above, it is possible to convert part of the ONs currently issued by Eletronuclear into PNs.

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Such conversion is possible until the volume of PNs is equivalent (but never greater) than the volume of ONs, pursuant to article 15, paragraph 2 of the Corporation Law, as follows[27]:

Article 15. The shares, according to the nature of the rights or advantages they attribute to their holders, are common, preferred, or fruition shares.

(...)

§2 The number of preferred shares without voting rights, or subject to restriction in the exercise of this right, cannot exceed 50% (fifty percent) of the total number of shares issued.

With regard to a possible conversion resolution, it is arguable that the provisions of items I and II of article 136 of the Corporation Law would not be applicable, as it is not a “creation of preferred shares or an increase in the class of existing preferred shares, without keep proportion with the other classes of preferred shares”, nor a “change in preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new more favored class”, since the affected shares would be ONs, not PNs.

[27] The limit of the capital stock that may be composed of PNs with restriction or without voting rights was established by Law 10,303/2001, that is, after the incorporation of Eletronuclear. Prior to the aforementioned law, up to 2/3 of the capital stock of corporations could be composed of such shares.

Although article 8, paragraph 1, of Law 10,303/2001 has allowed closely-held companies that existed at the time of publication of said law not to comply with the aforementioned 50% limit, we understand that such permission only applies to companies that did not adopt such parity regime at the time and/or who did not adapt to it later.

Thus, despite the fact that Eletronuclear was incorporated prior to the publication of Law 10,303/2011, we understand that it must observe the aforementioned limit of 50% (see, in this regard, LEÃES, Luiz Gastão Paes de Barros. “Conversão de Ações Preferenciais em Ordinárias”. In: New Opinions. Editora Singular, 2004).

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However, in view of the considerably large base of minority shareholders holding ONs, we understand that there would be considerably difficult to access and implement a compulsory conversion of ONs into PNs. In this sense, we suggest that the conversion in question be optional,[28] and Eletrobras would express its interest in converting the largest possible volume of ONs held by it into PNs and, if other common shareholders are interested in the conversion, the total volume of ONs to be converted would be proportionally allocated between Eletrobras and such stakeholders.

In this sense, there would be a general shareholders’ meeting of Eletronuclear resolving and approving this optional conversion, with a deadline for the manifestation of interested ordinary shareholders – possibly 15 days.

As previously mentioned, the need to adopt one or more alternatives contained in this item IV.1.7(c) will only exist if the shares to be acquired or subscribed by ENBpar are not equivalent to the majority of the total capital stock.

In other words, if ENBpar only acquires the majority of ONs (and not the majority of the total share capital), it will be necessary to apply one or more of the strategies explained in this item IV.1.7(c) in order to assure that such ONs correspond to the majority of Eletronuclear's voting capital, thus mitigating the risk mentioned in item IV.1.6 above.

IV.1.8. Application of articles 251 and 253 of the Corporation Law

Pursuant to article 251 of the Corporation Law, transcribed below, Eletronuclear and Itaipu are not wholly-owned subsidiaries of Eletrobras, since such companies (i) were not incorporated by public deed, having a Brazilian company as the sole shareholder, and (ii) do not have only one Brazilian company as a shareholder.

Article 251. A company may be incorporated, by means of a public deed, with a Brazilian company as the sole shareholder.

§ 1 The company that subscribes the capital of a wholly-owned subsidiary in assets must approve the appraisal report referred to in article 8, responding under the terms of § 6 of article 8 and article 10 and its sole paragraph.

[28] This optional share conversion structure was even used by Vale S.A. in 2017.

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§ 2 The company may be converted into a wholly-owned subsidiary through the acquisition, by a Brazilian company, of all its shares, or pursuant to article 252.

As a result, the right established in article 253 of the Corporation Law, transcribed below, is not granted to the shareholders of Eletrobras in relation to the Restructuring – that is, the shareholders of Eletrobras will not have preemptive rights in the acquisition of the capital of Eletronuclear or Itaipu, nor will they have the right to subscribe to a capital increase that may be carried out by them, since Eletronuclear and Itaipu are not wholly-owned subsidiaries of Eletrobras.

Article 253. In proportion to the shares they hold in the company's capital, shareholders will have preemptive rights to:

I - acquire shares in the capital of the wholly-owned subsidiary, if the company decides to sell them in whole or in part; and

II - subscribe to a capital increase of the wholly-owned subsidiary, if the company decides to admit other shareholders.

Sole paragraph. The shares or capital increase of a wholly-owned subsidiary will be offered to the company's shareholders at a general meeting convened for this purpose, applying to the case, where applicable, the provisions of article 171.

Article 256 of the Corporation Law, transcribed below, provides that the purchase, by a publicly-held company, of the control of any company will require the holding of a general meeting of the acquiring company for the approval of the transaction, if certain requirements are met.

Article 256. The purchase, by a publicly-held company, of the control of any commercial company, will depend on the resolution of the general meeting of the purchaser, specially convened to decide on the transaction, whenever:

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I - the purchase price represent, for the purchaser, a relevant investment (article 247, sole paragraph); or

II - the average price of each share or quota exceeds one and a half times the highest of the 3 (three) values indicated below:

a) average price of shares on the stock exchange or on the organized over-the-counter market, during the ninety days prior to the date of contracting;

b) equity value (article 248) of the share or quota, valued at market prices (article 183, § 1);

c) value of the net income of the share or quota, which cannot exceed 15 (fifteen) times the annual net income per share (article 187, item VII) in the last 2 (two) fiscal years, monetarily restated.

Thus, the provisions of article 256 of the Corporation Law do not apply to the Restructuring, since Eletrobras, despite being a publicly-held company, will be transferring its interest in Eletronuclear and Itaipu, and not acquiring any interest.

It should be noted, however, that approval by Eletrobras' general shareholders' meeting will indeed be necessary for the sale of the interest held by it in Eletronuclear and Itaipu – not due to article 256 of the Corporation Law, but due to article 3, paragraph 6, of Law 14,182 and article 17, item I, of Eletrobras' bylaws, which provides for the following:

Article 17. In addition to the matters provided for in Law No. 6,404, of December 15, 1976, and in other legal instruments and regulatory normative acts, the General Meeting will meet, in person or digital formats, or partially digital, according to legislation in force, in particular, to resolve on the following matters:

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I - sale, in whole or in part, of shares in the capital stock of Eletrobras or its subsidiaries; (...)

IV.1.9. Capital increase

a)              Preemptive right

We understand that, as part of the Restructuring, it will be necessary to make a contribution of resources to Eletronuclear, to be performed by the Federal Government, through ENBpar, or even by Eletrobras itself (see item IV on the estimated budget related to such contribution). The preemptive right of the other Eletronuclear shareholders must then be taken into account in the subscription of the capital increase in question, pursuant to article 171 of the Corporation Law, transcribed below.

Article 171. In proportion to the number of shares they hold, shareholders will have preference to subscribe to the capital increase.

§ 1 If the capital is divided into shares of different types or classes and the increase is made through the issuance of more than one type or class, the following rules will be observed:

a) in the event of an increase, in the same proportion, of the number of shares of all existing types and classes, each shareholder will exercise the preemptive right over shares identical to those held;

b) if the shares issued are of existing types and classes, but imply a change in the respective proportions in the capital stock, the preference will be exercised over shares of types and classes identical to those held by the shareholders, only extending to the others if they are insufficient to assure them, in the capital increased, the same proportion that they had in the capital before the increase;

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c) if there is an issuance of shares of a different type or class from the existing ones, each shareholder will exercise preference, in proportion to the number of shares they own, over shares of all types and classes of the increase.

(...)

§ 6 Shareholders may assign their preemptive rights.

§ 7 In a publicly-held company, the body that decides on the issuance by means of a private subscription must dispose of the remaining unsubscribed securities, being able to:

a) order them to be sold on the stock exchange, for the benefit of the company; or

b) apportion them, in proportion to the amounts subscribed, among the shareholders who have requested, in the bulletin or subscription list, a reserve of leftovers; in this case, the condition will appear in the newsletters and subscription lists and the balance not prorated will be sold on the stock exchange, pursuant to the previous paragraph.

§ 8 In a private company, the apportionment provided for in paragraph b of § 7 will be mandatory, and the balance, if any, may be subscribed by third parties, according to the criteria established by the general meeting or by the management bodies.

(our highlights)

It should be noted that paragraph 1 of the aforementioned provision will apply to the increase in Eletronuclear's capital, since there are shares of different types of classes representing Eletronuclear's share capital.

Thus, if there is a capital increase that results in the issuance of new shares in proportions different from the existing ones, the preemptive right will be, firstly, exercised over shares of types of classes identical to those held by the shareholders. If such shares are not sufficient to ensure to a certain shareholder the maintenance of the proportion of capital stock previously held, the preemptive right of such shareholder will be extended to other shares, pursuant to article 171, paragraph 1, item “b”, of the Corporation Law.

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On the other hand, if the capital increase is carried out in such a way that the proportion of shares then existing is maintained, each shareholder will exercise preemptive rights over shares identical to those he/she holds, pursuant to article 171, paragraph 1, item “a”, of the Corporation Law. In this scenario, in the event that all shareholders exercise the preemptive right, the voting rights after the capital increase would be maintained.

We will not address the issue of shares of a new type or class different from those currently existing.

It should be noted that, in view of the preemptive right of the other shareholders of Eletronuclear, if there is an exact amount to be contributed by ENBpar as a result of the capital increase, the discussions in item IV.1.7.a) must be considered.

Regarding the period for the exercise of the preemptive right in the subscription of shares by Eletronuclear's shareholders, this period will be determined by the meeting that approves the capital increase, due to the silence of Eletronuclear's bylaws on the subject, and cannot be less than 30 calendar days, pursuant to article 171, paragraph 4, of the Corporation Law, transcribed below.

Article 171. (...)

§ 4 The bylaws or the general meeting shall establish a period of decay, not less than 30 (thirty) days, for the exercise of the preemptive right.

Given the probable possibility that part (or all) of the minority shareholders will not exercise the preemptive right in the subscription of shares to be issued, the capital increase will possibly not be fully subscribed. Thus, the general meeting of shareholders that approves such capital increase shall provide for the possibility of partial subscription, establishing, as a minimum amount, the amount of the contribution to be made by ENBpar and/or Eletrobras, as the case may be, in order to avoid that the capital increase does not take effect, pursuant to article 80, item I, together with article 170, paragraph 6, both of the Corporation Law, transcribed below.

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Art. 170 (...)

§ 6 The provisions on the incorporation of the company shall apply, where applicable, to the capital increase, except for the final part of § 2 of article 82.

Art. 80. The incorporation of the company depends on the fulfillment of the following preliminary requirements:

I - subscription, by at least 2 (two) people, of all shares into which the capital stock established in the bylaws is divided;

b)              Approval by SEST

The amendment of Eletronuclear's bylaws is subject to approval by SEST, as provided for in Ordinance 1,122/2021.

Article 2 of Ordinance 1,122/2021 provides that the Minister of Mines and Energy must submit a request referring to the amendment to the bylaws to SEST, containing: (i) a proposal based on technical-administrative and/or public policy justifications and with the demonstration of its benefits and advantages; (ii) statement of estimated costs and financial impacts, as well as sources of necessary resources and the company's economic-financial capacity to ensure compliance with the commitments to be assumed, if any; (iii) reference to the legal and regulatory provisions underlying the proposal; (iv) extract from the minutes of the meeting in which there was approval by the board of directors or, in companies in which it has not been created, by the executive board or equivalent body; (v) approval by the board of directors or the executive board of the parent company, in the case of controlled companies; (vi) indication of contacts and e-mails through which documents and additional information required for the analysis of the claim can be obtained; (vii) inform whether or not the claim implies costs or financial impacts; (viii) comparative chart of the bylaws containing 3 columns – current text, proposed text and justification of the modified provisions; and (ix) legal opinion.

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Also, Ordinance 1,122/2021 does not establish deadlines for the analysis of requests for amendments to the bylaws. Therefore, this step must be previously aligned with the agency, in order to ensure that there will be no undesired delays to the Privatization schedule.

Once the wording of the new bylaws has been approved by SEST, Eletronuclear's general meeting will be responsible for carrying out the definitive approval of the amendment to the bylaws.

c)              Approval by ANEEL

ANEEL Rule No. 149/2005 lists the changes in the bylaws previously authorized by the agency[29] and, in this case, a copy of the respective incorporation act must be forwarded within 10 days after the respective registration and publication in the proper body to ANEEL, with the indication of the subject under the title "Information on Amendment to Incorporation Acts", for registry update purposes.

[29] Article 2. Changes linked to the following facts are previously authorized by ANEEL:

I - change of name or corporate name;

II - change of address of the head office;

III - increase in capital stock;

IV - definition of attributions of officers and directors;

V - quantitative restructuring of positions on the Board of Directors and the Board of Executive Officers, including their respective duties;

VI - appointment of attorneys-in-fact;

VII - changes in the corporate structure that do not result in a change in control;

VIII - changes to the mechanisms for convening and holding Ordinary and Extraordinary General Meetings, as well as for holding meetings of the Board of Executive Officers and the Board of Directors and Audit Committee.

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For amendments to the bylaws not provided for in article 2 of the aforementioned rule, prior consent by ANEEL is required, and the agent must forward the request to ANEEL at least 15 days in advance of the date of the meeting that will resolve on the subject, describing in details the incorporation act to be amended.

The request for prior consent must also contain a comparative and demonstrative table containing all the intended changes with the respective justifications and a consolidated draft of the proposed bylaws or articles of association, with the suggested changes.

The estimated period for completing the analysis of amendments to bylaws or articles of association submitted to prior consent is 30 days, counted from the complete instruction of the request, which takes place with the filing of the last document presented by the interested party.

The corporate changes, including those previously approved, must be updated as appropriate, pursuant to ANEEL Rule No. 804/2018.

IV.1.10.                 Capital increase for the capitalization of AFACs

Continuing with the item above, it is advisable that there are no pending issues between Eletrobras and Eletronuclear at the time of acquisition (primary or secondary) of the latter's control by ENBpar. In this sense, the AFACs still pending between Eletrobras and Eletronuclear should ideally be capitalized.

It is important to note that such capitalization would take place through a new issuance of shares by Eletronuclear (which could occur together with the other capital increases of the company mentioned in this Report), with the issuance of new shares of the company.

IV.1.11.                 Investimento agreement and shareholders’ agreement between Eletrobras and ENBpar

We understand that the Federal Government, ENBpar and Eletrobras must enter into an investment agreement, committing to perform the acts required to carry out the Restructuring involving Eletronuclear, in addition to the conditions applicable to such transactions, to be detailed in the modeling report.

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ENBpar and Eletrobras must also enter into an Eletronuclear shareholders' agreement to determine the governance rules and other rules applicable to their relationship as shareholders of Eletronuclear.

IV.1.12.                 Segregation of pension plan

According to information in public domain, Eletronuclear currently sponsors a pension plan provided to its employees and former employees (Basic Benefit Plan or Plano de Benefícios Básico - “PBB”). PBB is managed by Nucleos – Instituto de Seguridade Social (“Nucleos”), which is a closed supplementary pension entity created in 1979 to be the country’s nuclear sector pension fund, encompassing all employees of Eletronuclear, Indústrias Nucleares do Brasil S.A. (“INB”), Nuclebrás Equipamentos Pesados S.A. (“Nuclep”), its subsidiaries, in addition to Nucleos itself.

PBB is a single defined benefit plan, which provides for the payment of the following benefits to more than 4,800 participants and beneficiaries:

(i)       to the participants and those assisted: a) sick pay; b) disability retirement; c) special retirement; d) special early retirement; e) retirement for time of contribution; f) retirement for time of early contribution; g) old-age retirement; and h) annual allowance; and

(ii)       to the beneficiaries: a) reclusion aid; b) pension; and c) annual allowance.

Regarding PBB funding, the PBB regulation, approved by Previc's Ordinance No. 631, of November 4, 2011 (“PBB Regulation”), provides that the contribution of the sponsor, the participant (active or assisted) return on investments are the sources of funding for the benefits assured by PBB.

The sponsor's monthly contribution is a percentage applied to the sponsor's participants' payroll, respecting the contributory parity with the participant. The monthly contribution of the participants corresponds to a percentage applied on the participation salary. The monthly contribution of the assisted person is equivalent to a percentage applied to the value of the retirement benefit granted by Nucleos (this only when the supplementation is granted after 30 years of contribution to the INSS).

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Specifically with regard to the sponsors, the companies that comprise PBB are jointly and severally liable for the costs incumbent upon them for the maintenance of PBB, in particular for the contributions regularly made to the plan.

PBB Regulation also provides that “in case of withdrawal of the sponsor, for whatever reason, the criteria of the relevant legislation must be applied”[30].

According to information provided by Eletrobras, currently Eletrobras also sponsors a supplementary pension plan in the defined benefit modality that is managed by Fundação Real Grandeza and whose sponsorship is shared with Furnas (“Plano Real Grandeza” or “PRG”).

Currently, Eletronuclear has the following individuals linked to PRG: (i) 237 active employees; (ii) 722 retired members; (iii) 99 pensioners participants; (iv) 3 self-sponsored participants; and (v) 13 members who opted to receive a deferred proportional benefit.

It is not possible to publicly consult the regulations and other documents that govern PRG, but according to information provided by Eletrobras, PRG sponsors are jointly responsible for the obligations linked to the plan. However, for accounting purposes, the values of assets and liabilities linked to PRG are segregated by sponsor, in the post-employment liability accounting process. These data are presented in the balance sheet annually, according to information from the actuarial reports produced by the actuary in charge.

[30] As per article 67 of PBB Regulation.

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a)              Legal risks

As mentioned, the companies sponsoring the PBB and PRG are jointly and severally liable for the financial aspects of their respective supplementary pension plans[31], which includes the responsibility for paying the contributions of its ownership and possible deficits of each plan.

Due to joint and several liability, all sponsors may be held liable and obliged in an unrestricted manner, each one with regard to its respective plan, to bear contributions, costs, judicial convictions, insufficient resources, etc. charged to PBB and PRG, regardless of the employee to whom the respective costs are linked[32], and even if the obligations are originally from another sponsor, as long as the contributory parity provided for in article 202, paragraph 3, of the Federal Constitution is respected.

Thus, during the period in which the sponsoring companies of PBB and PRG, including Eletronuclear, remain in such condition, such entities will be at risk of paying financial obligations linked to each plan, if such obligations are not borne by the company itself, by Eletronuclear and/or by another sponsor.

Furthermore, the withdrawal of any of the sponsors from the PBB and/or PRG or any separation of the plans after the Privatization does not eliminate the risk of the respective sponsor having to bear any costs with the respective complementary pension plan referring to its period of responsibility (ie, costs allocated to the plan prior to the sponsor's departure).

However, considering that, after the Privatization, Eletrobras will remain as the holder of a considerable portion of Eletronuclear's shares, as well as the fact that ENBpar will become part of the same group, they will also be at the risk of being considered joint liable for Eletronuclear's social security and labor debts.

[31] That is, the companies sponsoring PBB are jointly and severally liable for the obligations arising from this specific plan, while those sponsoring PRG are jointly liable for the obligations arising from their respective plan.

[32] As a general rule, joint and several liability of supplementary pension plan sponsors is imposed on companies in an unrestricted manner, that is, regardless of which company is the employer of the respective employee. The only limitations to said liability, if there is no different provision in the plan's regulation, refer to statute of limitation and contributory parity.

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With regard to the specific possibility of segregating PBB and PRG, the mere staying of all sponsors in the supplementary pension plans after the Privatization does not necessarily imply a legal risk, which is why the segregation of sponsors through processes of withdrawal of sponsorship is not a legal obligation. In any case, considering the joint and several liability highlighted above, the segregation in question, both in relation to PBB and PRG, is recommended from a legal standpoint, in order to mitigate said risks.

However, labor legislation classifies supplementary pension plans as a benefit provided by the employer's mere discretion, and although such plans do not have a salary nature, they are part of employment contracts for all purposes, and cannot be unilaterally suppressed by the employer without compensation.

As a result, in case of PBB and PRG segregation, Eletronuclear will not be able to unilaterally terminate or reduce PBB and/or PRG without replacing them with similar plans or equivalent benefits, otherwise the termination and/or reduction of the coverage of the plan may be considered as a harmful change to employment contracts, a practice prohibited by article 468 of the Labor Laws (CLT), which will subject Eletronuclear and, consequently, Eletrobras and ENBpar, to the risk of being forced to fully restore PBB and PRG benefits, in addition to paying any amounts due during the period the plans remain inactive/reduced.

b)              Risk mitigation strategies

As a way of mitigating the risks related to the joint liability of PBB sponsors and PRG sponsors, if it chooses to segregate the plans, Eletronuclear may initiate administrative proceedings before Previc to effect its withdrawal of sponsorship from PBB and PRG. However, considering the aspects of the transaction and the peculiarities existing after the Privatization, the withdrawal of sponsorship from the supplementary pension plan by Eletronuclear is a proposal whose feasibility, in practice, is more restricted, considering that the process itself is more easily conducted by private/privatized companies.

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In any case, after the conclusion of the administrative processes of withdrawal of sponsorship before Previc, Eletronuclear will no longer be jointly and severally liable for the future obligations of PBB and PRG.

Regarding the obligations prior to the withdrawal of sponsorship, considering that during the administrative proceedings before Previc the sponsor in withdrawal is obliged to pay for existing and future obligations linked to the respective supplementary pension plan, the risk of joint and several liability is also mitigated for obligations related, in the present case, to PBB and PRG. However, it is possible that new lawsuits discussing the administrative proceedings in question and related matters (ie, withdrawal of sponsorship, equalization of deficits, payment of pending contributions, among others) arise from the outbreak of a possible process of withdrawal of sponsorship by Eletronuclear.

As another way of mitigating the legal risks linked to Eletronuclear's joint liability and the joint liability of Eletrobras and ENBpar, the companies in question may enter into private instruments with each other and with the other sponsors of PBB and PRG to provide for mutual indemnities if they are condemned to bear the obligations of PBB and PRG that are not theirs. This is because, as highlighted, even after the Privatization, Eletrobras will remain as the holder of a considerable portion of Eletronuclear's shares, remaining in the same economic group as that company, which will maintain the risk of joint liability of Eletrobras for Eletronuclear's social security debts and labor.

Regarding the risk of characterizing a harmful change to employment contracts in the event of possible segregation of the PBB and/or the PRG, despite the Labor Laws (CLT) prohibiting the harmful contractual change, the labor legislation also provides for the prevalence of collective bargaining over certain legal provisions. As a result, Eletronuclear may negotiate a collective bargaining agreement applicable to its employees, in order to replace (and not terminate or reduce) PBB and/or PRG for another benefit with a lower financial impact on the company, but which is equivalent to the benefit previously granted to employees (ie, health plan without co-payment, corporate life insurance, among others).

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Likewise, during possible sponsorship withdrawal processes before Previc, Eletronuclear may provide the possibility of replacing PBB and PRG, separately, with other complementary pension plans that are financially more advantageous to the company. Normally, in such processes, it is common for sponsors to offer options for migrating the sponsored (participants and beneficiaries) to other plans with less harmful modalities to companies (defined contribution plans), which can also be taken into account as a form of mitigation both the risk of characterizing a harmful alteration of employment contracts and the risk of joint and several liability.

IV.1.13.                 Decommissioning Financial Fund

It is worth mentioning the existence of the Decommissioning Financial Fund (long-term extra market investment fund, maintained by Banco do Brasil), called BB Extramercado Exclusivo 30 Fundo de Investimento Multimercado Longo Prazo ("Fund"), whose resources, deposited by Eletronuclear since 2008, aim to fund the decommissioning activities of Angra 1 and Angra 2 Thermonuclear Plants.

The ownership of the Fund belongs to Eletrobras, as defined by CNPE Resolution No. 08/2002. Eletrobras determines the amount to be paid to the fund, considering as a calculation basis the portion considered by ANEEL in the fixed revenue of the mentioned plants.

The Fund was created in the form of an open condominium with an indefinite term. Thus, under the terms of CVM Rule 555/2014 and its regulation, the transfer of shares in Eletrobras Fund to ENBpar cannot, in theory, be carried out through a simple assignment or transfer. There are, however, exceptions that allow direct transfer between the existing shareholder and the potential investor: (i) court or arbitration decision; (ii) fiduciary assignment operations; (iii) enforcement of guarantee; (iv) universal succession; (v) dissolution of a marital partnership or stable union by judicial means or public deed providing for the sharing of assets; and (vi) transfer of management or portability of pension plans.

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Considering the context of the Privatization and the legal determination of Eletrobras' transfer to ENBpar, we believe that it is possible to carry out a prior consultation with CVM requesting the transfer of the Fund's shares to ENBpar, based on the exceptions provided for in the applicable regulation (possibly the exception provided in item “iv” above – universal succession). In this case, our recommendation is that the consultation be carried out as soon as possible by BB Gestão de Recursos - Distribuidora de Títulos e Valores Mobiliários S.A. (“BB Gestão”), in the capacity of manager of the Fund. Although framing the exceptions is not automatic in this case, we understand that the parties have good grounds to support the request. BB Gestão may even submit a document signed by Eletrobras and ENBpar to CVM, if possible, confirming the request and explaining the need for the transfer vis-à-vis the political and regulatory environment.

If CVM, after analyzing the request, considers that it is possible to classify the specific case in any of the exceptions provided for in the applicable regulation, BB Gestão shall carry out all the procedures required for the execution of the assignment of quotas between Eletrobras and ENBpar (including, but not limited to, the assignment agreement/term, ENBpar registration documents, among others).

IV.2.          ITAIPU

IV.2.1. History and main aspects of the Treaty

Itaipu is a binational entity created and governed, with equal rights and obligations, by the treaty signed on April 26, 1973 (“Treaty”) (approved by Legislative Decree nº 23/1973), between the Federative Republic of Brazil and the Republic of Paraguay.

Prior to the Treaty, in 1966, the Iguaçu Act was signed by the Ministers of Foreign Affairs of Brazil and Paraguay. The act expressed interest in studying the use of hydroelectric resources in the stretch of the Paraná River from and including the Salto de Sete Quedas to the mouth of the Iguaçu River.

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In view of the outbreak of the world crisis due to the increase in the price of oil, it became necessary to explore renewable energy sources as a way of ensuring development for Brazil and Paraguay.

Itaipu was created to carry out the hydroelectric use of the water resources of the Paraná River, belonging in condominium to Brazil and Paraguay, under the terms of Article I of the Treaty. And, under the terms of article V, the parties granted a concession to Itaipu to carry out, during the term of the Treaty, the hydroelectric use of the Paraná River.

The Itaipu Hydroelectric Power Plant has a total installed capacity of 14 GW and its construction began in 1974 and was completed in 1984, when the first of the generating units started operating – 18 generating units were installed in 7 years. The civil construction works were carried out by Unicon Consortium (Brazilian) and Conempa Consortium (Paraguayan), while the electromechanical assembly works were carried out by the Itamon Consortium (Brazilian) and CIE Consortium (Paraguayan).

In 2016, Itaipu was the first hydroelectric power plant in the world to exceed 100 million MWh of annual generation, surpassing the record of the Three Gorges hydroelectric power plant. Itaipu hydroelectric power plant is also the largest hydroelectric plant in the world in terms of accumulated generation, and since the beginning of its operation it has generated more than 2.4 billion MWh.

According to Article XIII of the Treaty, Brazil and Paraguay are each entitled to half of the energy generated by the plant, each of which is recognized as having the right to acquire energy that is not used by the other country for its own consumption. Pursuant to article XIV, the acquisition of electricity services from Itaipu will be carried out by Eletrobras and the Administración Nacional de Electricidad (“ANDE”), which may also do so through the Brazilian or Paraguayan companies or entities they indicate.

Finally, it should be noted that the Treaty contains 3 Schedules, according to article VI, referred to below: (i) Schedule A – Itaipu Bylaws (“ Itaipu Bylaws ”); (ii) Schedule B – General Description of the Installations for the Production of Electric Energy and Auxiliary Works; and (iii) Schedule C – Itaipu Electricity Services Provision and Financial Basis.

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Article 4 of Law No. 5,899/1973, as amended by Article 13 of Law 14,182, provides that the Federal Government is authorized to designate an agency or entity of the federal public administration for the acquisition of electricity of Itaipu Hydroelectric Power Plant, which will act as the commercializing agent of this energy in replacement of Eletrobras.

In this sense, Decree No. 4,550/2002, which regulates Law No. 5,899/1973, should be amended by means of a new presidential decree to appoint ENBpar, the controlling shareholder of Itaipu, as the new trading agent for the electricity of Itaipu Hydroelectric Power Plant, replacing Eletrobras.

ENBpar must adhere to CCEE as a trading agent for the energy generated by Itaipu, according to the procedure provided for in Sub-module 1.1 – Adhesion to CCEE of Module 1 – Agents of CCEE Trading Procedures, detailed in the Modeling Report.

IV.2.2. Notes on financial matters of the Treaty

Schedule C of the Treaty contains the financial basis and the provision of electricity services for Itaipu, pursuant to article XV, caput of the Treaty.

According to the provisions of the paragraphs of the aforementioned article, Itaipu (i) will pay to Brazil and Paraguay, in equal amounts, royalties due to the use of the hydraulic potential; and (ii) will include, in its cost of service, the amount necessary to pay income on capital and remuneration to the country that cedes energy to the other. In addition, the actual value of the amount of United States dollars allocated to the payment of royalties, income on capital and remuneration will be kept constant.

According to item III.1 of Section III - Cost of Electricity Service of Schedule C, the cost of Itaipu's electricity service will be composed of several annual installments, one of which refers to the payment of income of 12% per year to the parties that participate in Itaipu (that is, to Eletrobras and ANDE), calculated over such participation in the capital.

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Pursuant to item III.4, the amount necessary for the monthly payment of royalties to Brazil and Paraguay is equivalent to US$650.00 per GWh generated and measured at the plant. This amount may not be less than US$18 million annually, at the rate of half for each party.

Furthermore, item III.5 establishes that the amount necessary to pay Eletrobras and ANDE, in equal parts, as reimbursement of management and supervision charges related to Itaipu, is equivalent to US$50.00 per GWh generated and measured at the power plant. Therefore, Eletrobras is not entitled to the financial income earned by Itaipu, being entitled only to 12% per year on its interest in Itaipu's capital and to the reimbursement of Itaipu's management and supervision charges.

Still in relation to Schedule C, since it deals with the commercial conditions of the agreement, such as royalties and tariffs, it is provided in its section VI that it will be reviewed after 50 years from the date of effectiveness of the Treaty – that is, on August 13, 1973, see article XXV of the Treaty[33] and Decree No. 72,707/1973[34] –, considering the “degree of amortization of debts contracted by Itaipu for the construction of the plant and the relationship between the energy capacity contracted by the entities of both countries”. Therefore, as of August 13, 2023, considering that the financing taken for the implementation of the plant will be fully amortized, Schedule C will have to be revised, which may lead to a reduction in the tariff applied to energy from Itaipu.

[33] “Article XXV. The present Treaty shall enter into force on the date of exchange of the Instruments of Ratification and shall remain in force until the High Contracting Parties, by a new agreement, so decide as they deem appropriate. (...)”.

[34] "It is approved, by Legislative Decree No. 23, of May 30, 1973, the Treaty between the Federative Republic of Brazil and the Republic of Paraguay for the Hydroelectric Use of the Water Resources of the Paraná River, Belonging in Condominiums to the Two Countries, from and including the Salto Grande de Sete Quedas or Salto de Guaira to the Foz do Rio Iguaçu, concluded in Brasília, on April 26, 1973, as well as the six Notes then exchanged between the Ministers of Foreign Affairs of the two countries; it is exchanged the instruments of Ratification, in Asunción, on August 13, 1973; and it is approved said Treaty, in accordance with its Article XXV, entered into force on August 13, 1973; (...)”.

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It is pointed out that any economic surplus arising from the revision of Schedule C, indicated by article 22 of Law 14,182, will be directed as follows: (i) by 2032, 75% of the resources will go to CDE and 25% will be applied by the Federal Government in federal government cash transfer program; and (ii) from 2033 onwards, 25% of the resources will go to ENBpar, 50% to CDE and 25% to the Federal Government to apply in that program.

As established in article IX of the Treaty, the resources necessary for the studies, construction and operation of Itaipu Hydroelectric Power Plant and the auxiliary works and installations will be supplied by the Brazilian and Paraguayan governments or obtained by Itaipu through credit operations. Thus, the financing for the construction of the plant was carried out, almost entirely, with funds from loans contracted with Eletrobras and with other Brazilian and international sources.

According to the debt payment schedule for the construction of the plant and related debts, the debt balance must be amortized until 2023, with the cash collateral (guarantee related to Contract CT-80/92) contracted by Itaipu in 1992, linked to the loan signed with the National Treasury.

Under the terms of the Treaty, the commercialization of the electricity generated by the plant does not generate economic surpluses, since the cost of electricity is composed of the installments listed in Schedule C of the Treaty, which include, for example, the income of 12% per year on the capital paid in, amortization of loans received and reimbursement of management and supervision charges by Itaipu).

In view of this, the profits from the sale of energy to Eletrobras due to the allocation of Itaipu are credited in subsequent periods to the energy bills of residential and rural consumers through the National Interconnected System (Sistema Interligado Nacional or SIN) which reduces Eletrobras' revenue from the sale of energy – and losses are considered by ANEEL in the calculation of electricity tariffs in subsequent periods. Thus, the commercialization of electricity from Itaipu does not represent relevant impacts on Eletrobras' results.

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For more information on the amount to be paid by the Federal Government to ENBpar, see items XII.1.

However, Eletrobras is entitled to receivables arising from financing agreements entered into with Itaipu, which will be amortized until 2023.

In accordance with Federal Law No. 11,480/2007, the adjustment factor, calculated based on consumer price indexes (CPI and Industrial Goods), was removed from the aforementioned financing agreements and from the credit assignment agreements signed with the National Treasury, with the company being guaranteed of its full maintenance of cash flow, since Decree No. 6,265/2007 determined that a factor equivalent to the previous readjustment factor be passed on to distributors annually.

Consequently, the aforementioned Decree created an asset referring to part of the annual difference calculated, equivalent to the annual adjustment factor taken from the financing, included annually in the transfer fee from 2008, engaged by the company, preserving the flow of funds from receivables originally established in the financing contracts: the Itaipu Financial Asset.

The amounts referring to the annual adjustment factor are defined annually through an interministerial ordinance by the Ministry of Mines and Energy and the Ministry of Economy and will be carried out by including them in the transfer tariff to be practiced until 2023.

IV.2.3. Capital stock

Itaipu's capital belongs in equal parts to Eletrobras and ANDE, pursuant to article III, paragraph 1 of the Treaty. The value of the share capital is equivalent to US$100 million, which will remain constant, in accordance with the provisions of article XV, paragraph 4 of the Treaty.

Pursuant to article 8 of the Treaty, the resources required to pay-in Itaipu's capital would be supplied to Eletrobras and ANDE by the Brazilian and Paraguayan treasuries, respectively, or by financing agencies. According to information provided by Eletrobras, the resources that would be contributed by the Federal Government were in fact contributed by Eletrobras (and not by the Federal Government) in the capital of Itaipu.

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It should be noted, however, that despite holding the capital of Itaipu, Eletrobras and ANDE cannot freely change the Bylaws of Itaipu. Any amendment to Itaipu Bylaws and to the other annexes to the Treaty depends on an agreement between the Brazilian and Paraguayan governments, pursuant to Article III, paragraph 2, of the Treaty.

To comply with the provisions of the Treaty, the Brazilian portion of Itaipu must be kept under the control of an entity controlled by the Federal Government. This topic is dealt with in more depth in item XII of this Report.

The transfer to ENBpar of the capital held by Eletrobras in Itaipu must be carried out by a fair price, in order to provide legal certainty for the transaction.

As will be explained in item XI.8, the consideration for such transfer will be defined based on a justified methodology.

IV.2.4. Segregation of pension plan

According to information in public domain, Itaipu currently sponsors a pension plan provided to its employees and former employees (Fibra Benefit Plan or Plano de Benefícios Fibra - “PBF”). PBF is managed by Fundação Itaipu Brasil de Previdência e Assistência Social (“Fibra”), which is a closed non-profit private pension entity created in 1988.

The purpose of PBF, sponsored by both Itaipu and Fibra, is to complement the benefits granted by Social Security to employees on the Brazilian side of Itaipu and to Fibra's own employees. And, due to the international legal nature of Itaipu, Fibra also acts in accordance with its Paraguayan counterpart, Caja Paraguaya de Jubilaciones y Pensiones del Personal de la Itaipú Binacional .

PBF is a defined benefit plan, which provides for the provision of the following benefits to participants and beneficiaries, in compliance with the applicable rules of eligibility and grace period:

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(i)       retirement supplementation by time of contribution; old-age pension supplementation;

(ii)       disability retirement supplementation;

(iii)       special retirement supplementation;

(iv)       funeral allowance for death of beneficiary;

(v)       temporary special death benefit;

(vi)       pension supplementation; and

(vii)       reclusion aid.

Regarding the funding of PBF, the Actuarial Technical Note of PBF (CNPB: 1988.0012-18) regarding the Actuarial Valuation of PBF for the 2020 fiscal year, as established by Rule No. 20/2019, of December 16, 2019, of the National Superintendence of Complementary Pensions (Superintendência Nacional de Previdência Complementar or “Previc”), provides that the contribution of the sponsor, the participant (active or assisted), the self-sponsored person and the return on investments are the sources of funding for the benefits provided by PBF.

As there are no other companies sponsoring PBF besides Itaipu and PBF manager itself (Fibra), we did not identify provisions about the joint liability of PBF sponsors.

a)              Legal risks

As mentioned, Itaipu is fully responsible for the contributions of its ownership to be transferred to PBF, as well as for any deficits in the plan, judicial convictions, among others, provided that the contributory parity provided for in article 202, paragraph 3, of the Federal Constitution is respected.[35]

[35] Article 202, paragraph 3, of the Federal Constitution provides that “it is prohibited the contribution of resources to a private pension entity by the Federal Government, States, Federal District and Municipalities, their autarchies, foundations, public companies, mixed-capital companies and other public entities, except as a sponsor, in which case, under no circumstances, will their normal contribution exceed that of the insured” (our highlights).

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Thus, during the period in which Itaipu remains in such condition, it will have to fully bear its financial obligations linked to the plan.

Notwithstanding, considering that Eletrobras (i) has direct co-control of Itaipu, and (ii) will remain as the holder of shares of another company of the economic group of Itaipu (Eletronuclear) after the Privatization, Eletrobras is under the risk of be legally liable jointly and severally for Itaipu's debts related to PBF's financial obligations in the event of filing of actions before the Labor Court, considering the legal provisions regarding the joint liability of companies of the same economic group (article 2, paragraph 2, of the Labor Laws – CLT). Said joint and several liability is restricted to discussions that involve the period in which Eletrobras and Itaipu remain in the same economic group, and only in actions filed up to two years after the corporate change is registered.

If, however, Eletrobras ceased to hold any shares of any company of the same economic group as Itaipu after the Privatization, it could be argued that, after the Privatization, Eletrobras would no longer be jointly liable for Itaipu's labor debts, past and future, including those arising from discussions related to PBF. This is because the Superior Labor Court (“TST”) understands, through Jurisprudential Guidance No. 411, of the SBDI-I of TST (“OJ 411”), that there is no joint and several liability of the successor regarding the labor debts of a non-acquired company, except for cases of insolvency, bad faith and/or fraud, as highlighted below:

“LABOR SUCCESSION. ACQUISITION OF COMPANY BELONGING TO THE ECONOMIC GROUP. JOINT LIABILITY OF THE SUCCESSOR FOR LABOR DEBTS OF A NON-ACQUIRED COMPANY. INEXISTENCE. (DEJT disclosed on October 22, 25 and 26, 2010). The successor is not jointly and severally liable for labor debts of a non-acquired company, belonging to the same economic group as the succeeded company, when, at the time, the direct debtor company was solvent or economically reputable, except in the event of bad faith or fraud in the succession."

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However, although this argument is applicable in the present case to mitigate the risks raised above – since Eletrobras will no longer hold any Itaipu shares after the Privatization and that Itaipu will not be acquired in the Privatization process – its use, as a strategy of risk mitigation in the present case, is weakened by the fact that, after the Privatization, Eletrobras will remain as a shareholder of Eletronuclear, which is a company that will remain in the same economic group as Itaipu, which would demonstrate the corporate identity between said companies (Eletrobras, Eletronuclear and Itaipu), attracting the application of joint and several liability provided for in the aforementioned article 2, paragraph 2, of the CLT.

This risk would only not be applicable if, after the Privatization, Eletrobras, even as a shareholder of Eletronuclear, ceases to have an integrated interest and joint action with Eletronuclear, since article 2, paragraph 3, of the CLT, provides that the characterization of the group economic, which underlies the risk of joint and several liability mentioned above, does not occur when there is no integrated interest, communion of interests and the joint action of the companies that are part of it.

Furthermore, considering the information that Itaipu does not sponsor supplementary pension plans jointly with the other subsidiaries of Eletrobras, we believe that it is not necessary to assess the legal risks linked to the segregation of the company's assets and liabilities.

b)              Risk mitigation strategies

As a way of mitigating the legal risks linked to Eletrobras' joint liability for Itaipu's labor obligations related to PBF, both companies may enter into private instruments with each other to provide for mutual indemnities if Eletrobras is obliged to bear PBF obligations owned by Itaipu after Privatization. Likewise, an indemnification clause in favor of Eletrobras may be included in the purchase and sale agreement, in case Eletrobras becomes liable for the aforementioned obligations.

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IV.3.      Incorporation of ENBpar and investment by the Federal Government

Law 14,182 requires that Eletronuclear ceases to have its control and that Itaipu ceases to have its capital held by Eletrobras, which must be transferred to the Federal Government or to a new state-owned company (in this case, ENBpar). Nevertheless, as informed by BNDES, the Federal Government made a public policy choice to create ENBpar to hold direct control of Eletronuclear and interest in Itaipu's capital.

As explained above, the possibility of creating ENBpar is based on article 9 of Law 14,182, which authorized the creation by the Federal Government of a mixed-capital company or public company to maintain, under the indirect control of the Federal Government, companies, facilities and holdings, owned or managed by Eletrobras, especially Eletronuclear, in addition to holding an interest in the capital stock of Itaipu.

We now present the procedure for creating ENBpar.

IV.3.1. Enacting of incorporation decree of ENBpar (Decree No. 10,791/2021)

Law No. 13,303, of June 30, 2016 (“State-Owned Companies Law”), was enacted based on article 173 of the Federal Constitution, to provide for the legal status of state-owned companies.

The State-Owned Companies Law, in its article 13, provides that the law authorizing the creation of a public company or mixed-capital company must provide for the guidelines and restrictions to be considered in the preparation of the company's bylaws, in particular on:

(i)       creation and functioning of the board of directors, observing the minimum number of 7 and the maximum number of 11 members (item I);

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(ii)       specific requirements for exercising the position of director, observing the minimum number of 3 directors (item II);

(iii)       performance evaluation, individually and collectively, on an annual basis, of management and committee members, observing the following minimum requirements: a) exposure of the management acts performed, regarding the legality and effectiveness of the administrative action; b) contribution to income for the year; and c) achievement of the objectives established in the business plan and compliance with the long-term strategy (item III);

(iv)       creation and functioning of the audit board (conselho fiscal), which will exercise its duties on a permanent basis (item IV);

(v)       creation and functioning of the statutory audit committee (item V);

(vi)       term of office of the members of the board of directors and of those appointed to the position of officer, which will be unified and not exceeding 2 years, with a maximum of 3 consecutive reappointments being allowed (item VI); and

(vii)       term of office of the members of the audit board not exceeding 2 years, 2 consecutive reappointments allowed (item VIII).

However, Law 14,182, when authorizing the creation of ENBpar, did not address such points listed in article 13 of the State-Owned Companies Law.

In a preliminary and superficial analysis, it could be argued that Law 14,182 has incurred a material fail due to direct violation of article 13 of the State-Owned Companies Law and a reflex violation of article 173, paragraph 1, of the Federal Constitution.

However, Decree No. 8,945/2016, which regulates the State-Owned Companies Law within the scope of Federal Government, already provides the minimum rules that the bylaws of the federal state-owned company must contain, under the terms of its article 24:

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(i)       creation of the Board of Directors, with a minimum of seven and a maximum of eleven members;

(ii)       definition of, at least, one additional specific requirement for the position of Officer, in relation to the position of Board of Directors, observing the minimum number of three Officers;

(iii)       performance evaluation, individual and collective, on an annual basis, of statutory members, observing the following minimum requirements for managers:

(a)       exposition of the management acts practiced regarding the legality and effectiveness of the administrative action;

(b)       contribution to income for the year; and

(c)       achievement of the goals established in the business plan and compliance with the long-term strategy;

(iv)       mandatory creation of the Supervisory Board and permanent operation;

(v)       mandatory creation of the Statutory Audit Committee and permanent operation, being authorized the creation of a single committee by companies that have subsidiaries in their structure;

(vi)       unified management term for the members of the Board of Directors, not exceeding two years, with a maximum of three consecutive reappointments being allowed;

(vii)       unified management term for the members of the Board of Executive Officers, not exceeding two years, with a maximum of three consecutive reappointments allowed;

(viii)       segregation of the functions of Chairman of the Board of Directors and CEO of the company; and

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(ix)       term of performance of the members of the Audit Committee not exceeding two years, with a maximum of two consecutive reappointments being allowed.

Therefore, we understand that, to some extent, this Decree materially fulfills the requirement of article 13 of the State-Owned Companies Law, as it establishes the guidelines to be followed in the drafting of the bylaws of new federal state-owned companies.

Along these lines, it is sufficient that ENBpar's bylaws comply with article 24 of Decree No. 8,945/2016 for its creation to be considered regular. In any case, a formal reading of article 13 of the State-Owned Companies Law leads to the understanding that Law 14,182 should have expressly provided the themes exposed therein.

Another possible line of interpretation to defend the validity of Law 14,182, given the content of article 13 of the State-Owned Companies Law, is that silence about the guidelines and restrictions to be considered in the drafting of the company's bylaws implies autonomy for the Executive Power to discipline the matter until the actual creation of the respective state-owned company, observing the provisions of the State-Owned Companies Law itself and the corporate legislation. It should also be noted that there is room for a contrary interpretation – that is, a violation of the literal meaning of article 13 of the State-Owned Companies Law.

Considering that Law 14,182 only authorizes the creation of a state-owned company – and does not create it, properly speaking – it would then be up to the President of the Republic, as head of the Executive Power and responsible for structuring the bodies of the Federal Public Administration, to proceed to the detailing of the matter referred to above, aiming at its effective creation, which will occur with the registration (filing) of its articles of incorporation in the competent commercial registry.

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The proper instrument for this is the decree, based on article 84, item IV, of the Federal Constitution, which determines the exclusive competence of the President of the Republic to issue decrees for the faithful execution of the laws.

As stated above, on September 13, 2021, Decree No. 10,791/2021 was published in the Federal Government's Official Gazette to create ENBpar.

Decree No. 10,791/2021 did not govern the topics listed in article 13 of the State-Owned Companies Law. In this sense, without prejudice to any formal questioning, as explained above, ENBpar's bylaws must comply with the minimum rules set forth in article 24 of Decree No. 8,945/2016.

IV.3.2. Enacting of Ordinance establishing ad-hoc Eligibility Commission

The sole paragraph of article 4 of Decree-Law No. 200, of February 25, 1967, provides that the entities included in the Indirect Administration are linked to the Ministry in whose area of competence their main activity falls. Therefore, pursuant to article 1 of Decree No. 10,791/2021, ENBpar will be linked to the Ministry of Mines and Energy.

Article 10 of the State-Owned Companies Law provides that the public company must create a statutory committee to verify the compliance of the process of appointing and evaluating members for the board of directors and for the audit board, with attribution to assist the controlling shareholder in the appointment of these members.

Articles 21[36], 22[37] and 23[38] of Decree No. 8,945/2016 detail the procedures to be followed by the statutory eligibility committee to fulfill its duties.

[36] Art. 21. The state-owned company will create a statutory eligibility committee with the following powers: I - give an opinion, in order to assist shareholders in appointing management and members of the audit board on the fulfillment of the requirements and the absence of prohibitions for the respective elections; and II - verify the compliance of the management and audit board's assessment process. § 1 The statutory eligibility committee shall decide by majority vote, recorded in the minutes. § 2 The minutes must be drawn up in the form of a summary of the facts that occurred, including dissidences and protests, and contain a transcription only of the resolutions taken. § 3 The statutory eligibility committee may be comprised by members of other committees, preferably the audit board, by employees or Board Members, subject to the provisions of arts. 156 and 165 of Law No. 6,404, of 1976, without additional remuneration.

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It should be noted that, according to article 5 of Decree 10,791/2021, it will be up to the Minister of Mines and Energy, until the statutory eligibility committee of ENBpar is created, to create a transitional and non-statutory commission for the exercise of powers of the aforementioned committee and for compliance with the procedures dealt with in articles 21 to 23 of Decree No. 8,945/2016.

According to paragraphs 1 and 2 of article 5 of Decree 10,791/2021, the commission must be comprised of civil servants occupying an effective post of higher education in the Ministry of Mines and Energy. The Ministry of Economy will appoint a civil servant occupying an effective position of higher level to integrate it.

On September 17, 2021, the Personnel Ordinance No. 141/GM/MME was published in the Official Gazette of the Federal Government, by which the Minister of Mines and Energy created the ad-hoc Eligibility Commission to evaluate the appointment of future statutory members of company.

[37] Art. 22. The federal public administration body or entity responsible for appointing management and members of the audit board shall forward: I - standardized form for analysis by the state-owned company's eligibility committee or commission, accompanied by supporting documents and their prior compatibility analysis; and II - name and data of the appointment to the Civil House of the Presidency of the Republic, for purposes of prior approval. § 1 The standardized form will be made available on the website of the Ministry of Planning, Development and Management. § 2 The committee or eligibility commission shall give an opinion, within eight business days, counted from the date of receipt of the standardized form, under penalty of tacit approval and liability of its members in the event of non-compliance with any requirement. § 3 After the manifestation of the committee or eligibility commission, the public administration body or entity responsible for appointing the member shall forward its final decision on compatibility to the Attorney General's Office of the National Treasury, in the case of appointment by the Federal Government to public company or mixed-capital company, or to the parent company, in the case of appointment to subsidiaries. § 4 The nominations of minority shareholders and employees must also be made by means of a standardized form made available by the Ministry of Planning, Development and Management and, if they are not previously submitted to the committee or eligibility commission, they will be verified by the secretary of the meeting or by the Board of Directors at the time of the election.

[38] Art. 23. The body or entity of the federal public administration responsible for appointing the management or members of the audit board shall preserve the independence of statutory members in the exercise of their duties.

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IV.3.3. Prior compatibility analysis of the indications by SEST, STN and Ministry of Mines and Energy

Articles 1 and 2 of CGPAR Resolution 24/2018 provide that the names and data of all representatives appointed to the positions of management and members of the audit board must be sent to the Civil House of the Presidency of the Republic, for prior approval.

That is, after the establishment of the ad-hoc Eligibility Commission, the Ministry of Mines and Energy and the Ministry of Economy must start processing the nomination of statutory members of ENBpar.

Pursuant to paragraph 4 of article 36 of Decree No. 8,945/2016, the supervisory Ministry to which the state-owned company is linked must indicate the positions of management and members of the audit board. Also, according to article 12 of Decree No. 89,309/1984, at least 1 member of the audit board must be elected by appointment of the Minister of Economy, as a representative of the National Treasury.

Also, as established in item VII, item 'a' of article 98 of Decree No. 9,745, of April 8, 2019, SEST is responsible for promoting the operationalization of the appointment of the representative of the Ministry of Economy on the boards of directors and supervisory boards.

Only after approval by the Civil House of the names sent by the Ministry of Mines and Energy and the Ministry of Economy can the nomination be sent to the Eligibility Committee.

Pursuant to article 22 of Decree No. 8,945/2016, the federal public administration body responsible for appointing management and members of the audit board must submit a form for analysis by the state-owned company's eligibility committee or commission.

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IV.3.4. Material analysis of nominations by the ad-hoc Eligibility Committee

From the date of receipt of the form, the committee will have 8 business days to give an opinion on eligibility, under penalty of tacit approval and accountability of the committee members, as provided for in article 22, paragraph 2 of Decree No. 8,945/2016.

After the manifestation, the person responsible for the nomination must forward a final decision on compatibility to the Attorney General's Office of the National Treasury (Procuradoria-Geral da Fazenda Nacional or "PGFN"), pursuant to article 22, paragraph 3 of Decree No. 8,945/2016.

IV.3.5. Formally demand PGFN to hold the incorporation meeting

As established in article 2 of Decree No. 89,309/1984, entities in whose capital the National Treasury participates must send PGFN the call notice for their general meetings, accompanied by a brief and objective report on the matters included in the respective agenda, at least 60 days prior to the meeting, in the case of ordinary meetings, and 30 days, in the case of extraordinary meetings.

Since the new state-owned company has not yet been incorporated, the referral to PGFN referred to above related to the incorporation of ENBpar must be carried out by the Ministry of Mines and Energy. Decree 10,791/2021 provides that the Minister of Mines and Energy will appoint a representative to carry out the formal administrative acts necessary for the incorporation and installation of ENBpar (article 6).

IV.3.6. Scheduling the meeting and sending the request for prior manifestation of STN and SEST

Pursuant to article 3 of Decree 10,791/2021, the Attorney General's Office of the National Treasury will convene a general shareholders' meeting for the incorporation of ENBpar, pursuant to the provisions of article 87 of the Corporation Law.

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Upon receipt of the notice of call for the general meeting, PGFN shall consult the Secretariat for Control of State-Owned Companies (Secretaria de Controle de Empresas Estatais) (together with the Executive Secretariat of the Interministerial Council for Salaries of State-Owned Companies (Secretaria Executiva do Conselho Interministerial de Salários de Empresas Estatais)), the Secretariat of the National Treasury (Secretaria do Tesouro Nacional), the Central Bank of Brazil and CVM, pursuant to article 3 of Decree 89,309/1984.

According to the sole paragraph of article 8 of the Ordinance of the National Treasury Secretariat No. 602/2020, representatives of the National Treasury must respond in a timely manner to the demands of the General Coordination of Shareholdings (Coordenação-Geral de Participações Societárias or COPAR), as well as participate in technical/thematic meetings which are convened by that General Coordination, for the drafting of the voting guidelines of the Minister of Economy for these meetings.

Thus, SEST and STN must prepare a draft vote of the Minister of Economy in preparation for the ENBpar incorporation meeting.

IV.3.7. Signing of the vote of the Federal Government at the incorporation meeting by the Minister of Economy and vote at the meeting by PGFN

Article 5 of Decree No. 89,309/1984 determines that the Federal Government will be represented by the Attorney General of the National Treasury, who will strictly observe the instructions issued by the Minister of Economy and by the Minister of State supervising the area.

Therefore, PGFN has the obligation to follow the measures determined by the Minister of Economy and Minister of Mines and Energy.

IV.3.8. Filing of the acts of incorporation in the board of trade

Finally, after signing the act of incorporation of the state-owned company, it will be required to register (file) the articles of incorporation of the company before the competent board of trade (that is, the Board of Trade of the Federal District, where the headquarters of ENBpar will be located) for the company to acquire legal personality, in accordance with articles 45, 985 and 1,150 of Law No. 10,406, of January 10, 2002, as amended (Civil Code).

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IV.4.      Transfer of contracts from Proinfa, Procel, RGR financing contracts, Federal Government RGR assets, Luz para Todos and Mais Luz para Amazônia

IV.4.1. Assignment of Proinfa agreements

Proinfa is a government program created by Law No. 10,438/2002 that aims to stimulate and diversify the Brazilian energy matrix through alternative sources, in which Eletrobras is responsible for the commercialization of electric energy from certain projects contracted under the program.

Currently, there are 144 Proinfa energy commercialization contracts valid for 20 years each[39] and, under the terms of article 23 of Law 14,182, they must be assigned by Eletrobras to ENBpar – which will be the new energy commercialization agent for Proinfa –, in accordance with article 23 of the aforementioned Law. For such, we make reference to the process of joining the CCEE as a commercialization agent, as provided for in item IV.2.1 of this Report.

Pursuant to article 2, item VI, of Decree No. 10,791/2021, said assignment to ENBpar must occur within 12 months from the date of the meeting to ratify the result of the increase in Eletrobras' capital stock. There is no need for prior consent of the counterparties/sellers of the Proinfa agreements for their assignment to ENBpar[40], which must be formalized by means of amendments to such instruments within the period referred to herein.

[39] With the exception of plants that started commercial operation between 12/31/2010 and 12/30/2011, which, based on REN ANEEL 492/2012, have their contracts effective for 20 years from the planned date of commercial operation defined in the original contract.

[40] Information obtained based on the draft templates of agreements available at Eletrobras website, at the following link: https://eletrobras.com/pt/Paginas/Proinfa.aspx, and based on the assumption that the respective provisions have not been amended.

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Also, after the Offering, within a period to be established by means of a CPPI Resolution, an agreement must be signed between Eletrobras and ENBpar that governs the operational transition of said program, as applicable: (i) free assignment of software licenses required for the management of said program; (ii) availability of an Eletrobras team for training ENBpar staff responsible for managing the necessary information technology resources; (iii) Eletrobras' obligation to transfer the database required for the operation of said program; and (iv) Eletrobras' obligation to store and share, free of charge, with ENBpar information about the management of the program.

IV.4.2. Management of Procel account

The National Electric Energy Conservation Program (Programa Nacional de Conservação de Energia Elétrica or “Procel”) is a government program created through Interministerial Ordinance No. 1,877/1985 of the Ministry of Mines and Energy and MDIC, being coordinated by the Ministry of Mines and Energy and executed by Eletrobras. The program promotes energy efficiency actions in several different areas of activity – namely, home appliances, buildings, public lighting (Reluz), public authorities, industry and commerce and knowledge, fighting waste of electricity and reducing sectorial costs.

With the advent of Law No. 13,280/2016, which amended Law No. 9,991/2000, it was determined the annual transfer to Procel of part of the funds from investments in Energy Efficiency Program (Programa de Eficiência Energética or "PEE") performed by distribution agents, with the transfer of funds and their use conditioned to the presentation and approval of the Procel Resource Application Plan (Plano de Aplicação de Recursos do Procel) and the rendering of accounts for the previous year by the Energy Efficiency Management Committee (Comitê Gestor de Eficiência Energética or CGEE) of the Ministry of Mines and Energy.

Article 5, item I, item “b” of Law No. 9,991/2000 determines that 20% of investments in PEE will be allocated to Procel, to be deposited by distribution agents in the account called Procel, managed by Eletrobras.

After Eletrobras is privatized, ENBpar will be responsible for the management of said account, pursuant to article 9, paragraph 1, item IV, of Law 14,182. This attribution will be assumed by ENBpar within a period of up to 12 months, counted from the date of the approval meeting of the result of the increase in Eletrobras' capital stock, pursuant to article 2, item V, of Decree No. 10,791/2021.

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Also, after the Offering, within a period to be established by means of a CPPI Resolution, a contract must be signed between Eletrobras and ENBpar that governs the operational transition of said program, as applicable: (i) free assignment of software licenses required for the management of said program; (ii) availability of an Eletrobras team for training ENBpar staff responsible for managing the necessary information technology resources; (iii) Eletrobras' obligation to transfer the database necessary for the operation of said program; and (iv) Eletrobras' obligation to store and share, free of charge, with ENBpar information about the management of the program.

Additionally, it will be necessary for Eletrobras to assign to ENBpar the contracts, agreements, terms of cooperation and cooperation agreements entered into by Eletrobras, which plays the role of Executive Secretary of Procel, within the scope of the execution of Procel projects, under Law 14,182 /2021. There is no need for prior consent of the counterparties of these instruments for their assignment to ENBpar[41], which must be formalized by means of amendments to such instruments within the period referred to herein.

IV.4.3. Management of financing contracts that use RGR funds

RGR was created by article 4 of Law No. 5,655/1971 intended to provide resources for the reversal, expropriation, expansion and improvement of public services. In February 1999, ANEEL determined the imposition of a charge requiring all distributors and certain generators operating under a concession regime to make monthly contributions to RGR at an annual rate corresponding to 2.5% of the company's fixed assets in operation, but never more than 3% of total operating revenues in any given year.

[41] Information obtained based on the Legal Due Diligence Report of Service B of the Privatization.

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Pursuant to Law No. 12,431/2011, RGR Fund was scheduled to be terminated in 2035, and ANEEL required a review of tariffs so that consumers benefit from the termination of RGR Fund.

Under Law No. 12,783/2013, distribution and transmission concessions granted after September 12, 2012 and all renewed generation and transmission concessions are not required to make contributions to RGR since January 2013.

Since May 2017, CCEE has been responsible for managing RGR Fund, pursuant to Law No. 13,360/2016. Eletrobras remained responsible for the financing agreements with RGR funds entered into until November 17, 2016, pursuant to article 28 of Decree No. 9,022/2017, which must be transferred to RGR within 5 days of the payment date by the respective debtor.

Pursuant to article 9, paragraph 1, item III, of Law 14,182, together with article 2, item III, of Decree No. 10,791/2021, in up to 12 months ENBpar will manage the financing contracts still under the responsibility of Eletrobras (financing agreements with RGR funds entered into until November 17, 2016), from the date of the meeting to ratify the result of the increase in Eletrobras' capital stock. Considering the legal nature of RGR account, as well as the attributions of Eletrobras under Decree No. 9,022/2017, we understand that the change and transfer of the management of the financing contracts must also be carried out by means of a regulatory decree, changing the wording of article 28 of Decree No. 9,022/2017.

Also, after the Offering, within a period to be established by means of a CPPI Resolution, an agreement must be signed between Eletrobras and ENBpar that governs the operational transition of said contracts, as applicable: (i) free assignment of software licenses required for the management of said contracts; (ii) availability of an Eletrobras team for training ENBpar staff responsible for managing the necessary information technology resources; (iii) Eletrobras' obligation to transfer the database necessary for the operation of said contracts; and (iv) Eletrobras' obligation to store and share, free of charge, with ENBpar information on the management of contracts.

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IV.4.4. Management of assets taken over and expropriated by the Federal Government with funds of RGR

Article 2 of Decree-Law No. 1,383/1974, as amended by Law No. 14,120/2021, provides that the Federal Government Assets under the Management of Eletrobras (Bens da Federal Government sob Administração da Eletrobras – BUSA) taken over and expropriated with RGR funds will be integrated into the same account as assets of the Federal Government in a special regime of use in the public service of electric energy, under the management of Eletrobras, under the terms of the regulation, until they are sold; transferred to the management of the concessionaires, permissionaires or those authorized for the generation, transmission or distribution of electric energy; or transferred to the management of the Secretariat for Coordination and Governance of the Assets of the Federal Government of the Special Secretariat for Privatization, Divestment and Markets of the Ministry of Economy (Secretaria de Coordenação e Governança do Patrimônio da União da Secretaria Especial de Desestatização, Desinvestimento e Mercados do Ministério da Economia).

The Decree also provides that the administrative, financial and tax costs borne by Eletrobras as of May 1, 2017 with the registration, conservation and management of the respective assets and facilities will be reimbursed with RGR funds.

With the publication of Law No. 13,360/2016, the management and operation of the Sectorial Funds, including the RGR, were transferred in full, as of May 1, 2017, to CCEE, without defining any legal mechanisms for reimbursement to Eletrobras of the costs incurred in managing the Federal Government's assets from that date.

It is worth remembering that RGR was created by article 4 of Law No. 5,655/1971, legally defining itself as an accounting fund intended to provide resources for the reversal, expropriation, expansion and improvement of public services. RGR is a charge of the concession, representing, therefore, a component of the cost of the electricity tariff itself. It should be noted that Decree-Law No. 1,383/1974 does not provide for remuneration to Eletrobras for the management of this assets.

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Eletrobras made available the spreadsheet in Schedule IV.4.4 with the complete list of Federal Government Assets under Management (BUSA) of Eletrobras, so that we were able to ascertain the existence of 1,994 Federal Government assets registered in SIGBUSA – Computerized Management System of Federal Government Assets under the Management of Eletrobras.

Pursuant to article 9, paragraph 1, item III of Law 14,182, together with article 2, item IV, of Decree No. 10,791/2021, ENBpar will be responsible for managing said assets of the Federal Government, and such attribution must be assumed within 12 months from the date of the meeting to ratify the result of the increase in Eletrobras' capital stock[42].

Also, after the Offering, within a period to be established by means of a CPPI Resolution, a contract must be signed between Eletrobras and ENBpar that governs the operational transition of said assets, as applicable: (i) free assignment of software licenses required for the management of said assets; (ii) availability of an Eletrobras team for training ENBpar staff responsible for managing the necessary information technology resources; (iii) Eletrobras' obligation to transfer the database necessary for the operationalization of activities related to said assets; and (iv) Eletrobras' obligation to store and share, free of charge, with ENBpar information on the management of the assets.

[42] The manner in which the management of said assets will be transferred to ENBpar shall be confirmed based on the Legal Due Diligence Report of Service B of the Privatization. However, said product has not yet addressed this issue. A new version of the report from Service B is awaited for update.

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IV.4.5. Luz para Todos and Mais Luz para Amazônia Programs

Luz para Todos (Light for All) is a program for bringing electricity to rural areas, created by the federal government in 2003, which aims to provide electricity to the portion of the Brazilian rural population that still does not have access to this public service.

The Program is coordinated by the Ministry of Mines and Energy and, in light of article 1 of MME Ordinance No. 175/2018, is operated by Eletrobras, as an Operational Entity, whose attributions are established in the Operationalization Manual.

Mais Luz para a Amazônia (More Light to the Amazon) was created by the federal government in 2020 and aims to provide electricity to the Brazilian population residing in remote regions of the Legal Amazon, using renewable sources of electricity generation.

The Program is coordinated by the Ministry of Mines and Energy and, in light of article 1 of MME Ordinance No. 86/2020, is operated by Eletrobras, as the Operational Body, having as executing agents the concessionaires, permissionaires and public service providers of distribution of electric energy that operate in the states of the Legal Amazon. The duration of the Program is until December 31, 2022, with the possibility of extension until the conclusion of universal access to electricity in remote regions, see article 3 of Decree No. 10,221/2020.

Due to the privatization of Eletrobras, Ordinances No. 175/2018 and 86/2020 must be reissued by the Ministry of Mines and Energy so that such government programs are operationalized by ENBpar to replace Eletrobras, as a result of Law 14,182.

Also, after the Offering, within a period to be established by means of a CPPI Resolution, a contract must be signed between Eletrobras and ENBpar that governs the operational transition of said programs, as applicable: (i) free assignment of software licenses required for the management of said programs; (ii) availability of an Eletrobras team for training ENBpar staff responsible for managing the necessary information technology resources; (iii) Eletrobras' obligation to transfer the database necessary for the operation of said programs; and (iv) Eletrobras' obligation to store and share, free of charge, with ENBpar information about the management of the programs.

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V.              CHANGES TO THE CORPORATE GOVERNANCE OF ELETROBRAS PRIOR TO DESESTATIZATION

Among the conditions imposed by Law 14,182, in its article 3, item III, for the realization of the Offering and, consequently, of the Privatization, there is the amendment to Eletrobras' bylaws to:

(i)       prohibit any shareholder or group of shareholders from exercising votes in a number greater than 10% of the number of shares into which Eletrobras' voting capital is divided;

(ii)       prohibit the execution of shareholders' agreements for the exercise of voting rights, except for the formation of blocks with a number of votes lower than the limit mentioned in item (i) above; and

(iii)       create a preferred share, to be held by the Federal Government, which will give the power of veto corporate resolutions related to the matters dealt with in items (i) and (ii) above (“Golden Share”).

It should be noted that, once Eletrobras' bylaws have been amended to include the above conditions, votes attributed to ONs held by the same shareholder or group of related shareholders that exceed 10% of Eletrobras' voting capital must be disregarded by the chairman of the general shareholders' meeting where such votes are cast. This does not mean, however, that a shareholder or group of shareholders cannot hold more than 10% of the Eletrobras ONs – it just means that, in this case, the excess votes will not be counted in votes.

If a certain group of shareholders holds more than 10% of Eletrobras' voting capital, the number of votes that each one of them may cast will be proportional to their participation, provided that the total does not exceed the aforementioned limit.

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Regarding the definition of a group of shareholders, we understand that Eletrobras' bylaws should establish criteria for determining the existence of a group of shareholders.

Still in relation to this matter, it is advisable to provide in Eletrobras' bylaws that shareholders must keep Eletrobras informed about their belonging to a group of shareholders that hold 10% of the voting capital or more. In addition, we understand that shareholders who are present at general meetings must present the documents that are necessary for the chairman of the board to verify the possible link of such shareholder to other shareholders present, in order to duly verify that there is not a group of shareholders present who, together, should have their votes limited to 10% of the voting capital.

More details on this procedure should be included in the Eletrobras Bylaws and in the manual for participation in the general meeting.

Such verification can be complex, for example, when dealing with shareholders that are investment funds, especially those with related managers. In this sense, it is important that it is previously aligned with Eletrobras which documents would be necessary for that.

Regarding the prohibition of the execution of shareholders' agreements dealing with voting rights (except for the formation of blocks with a number of votes lower than the limit of 10% of the voting capital), if such agreements are executed, they will be ineffective before the Eletrobras, its shareholders and managers and will, therefore, be disregarded in the general shareholders' meetings where they would be applied. It should be noted that the provision contained in Law 14,182 exclusively prohibits voting agreements, not prohibiting, for example, agreements referring to rights and restrictions on the transfer of shares between shareholders (such as first offer rights, preemptive rights or tag-along rights agreed between a certain group of shareholders).

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Finally, with regard to the Golden Share, Law 14,182 provides for the creation of a special class preferred share, owned by the Federal Government, which makes it impossible, for example, that the veto right referred to in item III, item “ c”, of article 3, is granted to the Federal Government through the mere attribution of such right in the Eletrobras bylaws – that is, without the attribution of such right to a class of share to be held by the Federal Government, but rather to the Federal Government directly. Also, in view of the reference to “preferred share”, in the singular, it is understood that only a single unit of such special class preferred share should be created, to be held by the Federal Government.

Considering that the Golden Share will be a preferred share, we understand that it should confer one of the rights listed in the caput of article 17 of the Corporation Law[43], it seems to us more appropriate that, in the present case, is granting priority in the reimbursement of capital, without premium.

CPPI may specify other matters subject to veto, in compliance with Law 14,182 and always with justification.

According to article 6, item II, item “d”, of PND Law, it is incumbent upon CND (CPPI) to approve the creation of a special class share, to be subscribed by the Federal Government. Article 10, item II, item “d”, of PND Decree, which regulates PND Law, provides that it is incumbent upon CND (CPPI) to approve the creation of a special class action, to be subscribed by the Federal Government, specifying its quantity, matters subject to veto and establishing, when applicable, the manner of their acquisition.

Article 3, item III, item “c”, of Law 14,182 provides that the Privatization of Eletrobras is subject to the approval, by its general shareholders’ meeting, of certain conditions, one of which is the creation of a special class preferred share, of exclusive property of the Federal Government, “which will give veto right in the resolutions related to the matters dealt with in this item”. Further on, in the first paragraph of article 3, CPPI is authorized, in the use of the attribution of article 6, item II, subparagraph “d”, of PND Law, to set forth additional conditions to those provided for in the caput of article 3 of the Law 14,182 for approval by Eletrobras' general meeting for its privatization, without, however, changing the principles established in Law 14,182.

[43] EIZIRIK, Nelson. A Lei das S/A Comentada, volume 1: articles 1 to 79. Quatier Latin: São Paulo, 2015. 2nd edition, page 195.

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We understand that, in principle, the creation of the Golden Share does not give the other shareholders the right to withdraw, since article 137, item I, of the Corporation Law provides that only shareholders who hold the harmed type or class of shares are entitled to reimbursement. In this sense, although the Golden Share has an additional right to that granted to the other PNs (that is, the right to vote, in addition to the veto right in certain matters), the other shareholders of Eletrobras would not be effectively harmed with the transfer of this right and, therefore, the withdrawal would not apply.

In the same sense, we understand that the provisions of paragraph 1 of article 136 of the Corporation Law do not apply, since there is no harmed class of shares, therefore, there is no need to hold a special meeting of preferred shareholders to approve the creation of the Golden Share.

It is appropriate here to expose a possible different understanding (with which we disagree), where the creation of the Golden Share would give rise to such a right of withdrawal.

It is clear that the additional rights of the Golden Share in relation to the other PNs make the Golden Share a more privileged class than the other PNs; but, as already explained above, this does not mean that said privilege represents a detriment to such PNs, as they will not have their right to dividends or other rights affected. After all, the creation of the Golden Share will not reduce, prevent or condition in any way the rights of existing PNs.

The same conclusion would not be possible if a new class of PN were created that conferred, for example, the right to receive dividends primarily on existing PNs. In this case, there would clearly be a loss to the current holders of the PNs, who would receive dividends only after the payment of the dividends granted by the new class.

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With regard to ONs, it is possible to argue that the veto right to be granted by the Golden Share in the amendment to the clauses of Eletrobras' bylaws that limit the right to vote to 10% of the ONs and of the clauses that prohibit the execution of certain agreements of shareholders would represent a loss to the ONs, since they, in the absence of the Golden Share, could freely decide on such matters.

However, this argument is flawed, as the vetoes to be granted to the Golden Share are extremely limited and simply seek to safeguard the governance conditions imposed by Law 14,182 for the Privatization, which maintain Eletrobras as a true corporation. A different scenario would occur if the Golden Share granted the right to veto other matters, especially those considered relevant for the management of the company (such as the election of management), for its capitalization (such as possible capital increases) that affect the fundamental rights of the shareholders (such as dividend distributions).

For the reasons mentioned above, we refute any argument that the creation of the Golden Share would give dissenting shareholders the right to withdraw.

However, if Eletrobras, BNDES or other parties involved in the Privatization feel uncomfortable with the situation, it is possible to consult CVM about the existence of a right of withdrawal and the need for a special meeting due to the creation of the Golden Share.

On the other hand, if the list of matters subject to veto is expanded by CPPI, it is possible that the argument of absence of harm to other shares will be weakened, since the inclusion of new vetoes means, at the same time, the exclusion of freedom of decision on the matters in question by the holders of ONs.

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Furthermore, it should be clarified that the creation of the Golden Share will not trigger any rights for ADR holders in the US and/or Spain.

Finally, it should be noted that Law 14,182 itself assumes that the governance rules established above may be changed in the future – otherwise, there would be no creation of a Golden Share whose favorable vote is necessary for such change. However, considering the relevance of the limitations to voting rights and the execution of shareholders' agreements established in Law 14,182 for the governance of Eletrobras after the Privatization, we recommend that, in addition to the mechanism already provided for by law to protect such rules (i.e., the Golden Share), other protection mechanisms are adopted.

Thus, Eletrobras' bylaws could provide for the obligation to carry out a public tender offer for the acquisition of shares (OPA) for the shareholder or group of shareholders that may hold a certain volume of ONs, forcing them to acquire the ONs held by the other interested shareholders. This provision is popularly called a poison pill. Regarding the share price to be paid, a differentiated price can be established for different levels of participation. For example, the following could be established:

(i)	The shareholder or group of shareholders that becomes the holder of ONs representing at least 30% of Eletrobras' voting capital must carry out an OPA for the acquisition of up to all other ONs, for an amount equivalent to, at least, 100% the highest trading price of the respective shares in the last 504 trading sessions; and/or
(ii)	The shareholder or group of shareholders that becomes the holder of ONs representing at least 50% of Eletrobras' voting capital must carry out an OPA for the acquisition of up to all other ONs, for an amount equivalent to, at least, 200% of the highest trading price of the respective shares in the last 504 trading sessions.

Also, in order to prevent a punitive measure such as the poison pill from being taken without warning by groups of shareholders that, as a result of misalignment, lack of communication or similar incidents, may exceed the levels mentioned above, we suggest that a cure period of, for example, 30 days for such shareholders or group of shareholders to reduce their interest again to a level below such percentages without the need to carry out an OPA.

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With regard to the above exemplified values and levels, we did not identify any obstacles to their implementation. The poison pill mechanism has already been extensively tested by publicly-held companies in Brazil with CVM and, in relation to the amounts, there is no legal prohibition and, for example, something similar is currently provided for in article 56 of Embraer S.A.'s bylaws, where the shareholder that holds 35% or more of the total shares issued by the company must carry out an OPA[44] for the acquisition of all the shares issued by the company, one of the values applicable for the OPA being equivalent to 150% of the highest trading price reached by the shares issued by the company during the 12-month period prior to the realization of the OPA, among the values registered in any stock exchange on which the preferred shares are traded. Still, we did not identify any obstacle for the establishment of a cure period, that is, a period for the shareholder that reached such a level of participation to transfer shares and stop holding the percentage of participation that the OPA requires.

It should be noted that the Federal Government will initially hold more than 30% of Eletrobras' voting capital shortly after the Privatization. However, as it will have already exceeded this level, the poison pill indicated in item (i) above will not apply to it – unless the Federal Government reduces its interest in Eletrobras to a level below 30% of the voting capital and, later, will again surpass this level.

VI.            OFFERING: STRUCTURE

As mentioned in item II.1 above, the Privatization shall occur by means of an Offering that, at first, shall consists of a Primary Offering. Eventually can be performed a Secondary Offering in order to Federal Government transfer its shares in a way that is holds, directly or indirectly, at the end of the Offering a percentage of shares equal or lower than 50% of the shares of Eletrobras. By this means the privatization shall be concluded.

[44] More precisely, the shareholder in question must submit a request for an OPA to the Federal Government, and it is then up to the Federal Government to approve or not such OPA.

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VI.1.       Participants of the Offering

Eletrobras shall be the company issuing the shares of the Offering in the Primary Offering in case of a Secondary Offering the Federal Government shall be the selling shareholder of the Offering.

Additionally, please see below the list of the Main Players of the Offering (jointly the “Players of the Offering”).

  Coordinators of the Offering: financial institutions responsible for performing the structure of the Offering and the distribution and allocation of shares. In a public Offering there is a syndicate formed by the leading institutions and other banks that are invited to integrate the syndicate as coordinators of the Offering (“Coordinators of the Offering”). Additionally, in an international Offering there will be the performance of agents of international allocation;
  Brokerage firm: are institutions authorized by the Brazilian Central Bank to act in the distribution of securities. At public offers ruled by CMV Instruction No. 400, dated as of December 29, 2003 (“CMV Instruction No. 400”) brokerage firms are responsible for the efforts of sale to the general public (retail);
  Independent Auditors: are responsible for the performance and review all of the financial statements and financial information of the issuing company. The independent auditor also validates the accounting information described in the Documents of the Offering (as defined below) and the issuance of comfort letters.
  Independent External Auditor: Shall be responsible for verifying and attesting the legality and compliance with the rules established in the sale public notice (or, in the case of the Offering, the Preliminary Prospectus) and presenting, at the end of the process, a report that will be submitted to the analysis of CPPI; and

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  Legal Advisors: are the law firms hired to advise the coordinators of the Offering and the issuing company, both in Brazil and in the United States, being responsible, mainly, for the due diligence process and preparation of the several Documents of the Offering (as defined below).

VI.2.       Rules of conduct for the Participants of the Offering

Articles 48 and 49 of CVM Instruction No. 400 provides the rules of conduct related to the Offering, in particular with regard to restrictions on the disclosure of information about the Offering or about the issuing company, before and during the execution of the Offering, until the publication of the announcement of closing of the Offering. Such restrictions must be complied by the issuing company, including by all its officers, board members and executives and other employees involved in the Offering, its controlling shareholders, other shareholders involved in the Offering, controlled companies and their officers and board members, coordinators with powers to perform acts regarding the Offering ("Coordinators of the Offering”), any intermediary institutions hired by the Offering Coordinators to participate in the Offering (“Participating Institutions” and, together with the Offering Coordinators, the “Intermediary Institutions”), as well as any other persons who, although it has not been expressly mentioned herein, is involved in the implementation of the Offering or is advising any of the persons named above (jointly, the “Participants of the Offering”).

Strictly speaking, the period of silence referred to above goals to symmetry and information equity among investors, in order to protect the leakage of information related to the potential Offering. Violation of such provisions (such as, for example, the excessive expression of Eletrobras representatives in the media, manifestations about projections, among others) may have consequences for the Participants of the Offering, such as: (i) initiation of an administrative proceeding before the CVM ; (ii) penalties, including fines; and (iii) suspension of the Offering, which would result in a delay in its schedule.

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VI.3.       Due Diligence Procedure

The audit (Due Diligence) consists of the study, analysis and detailed evaluation of company information.

In the context of the Offering, Due Diligence includes:

  Legal audit: consists of the audit carried out by legal advisors for an in-depth analysis of documents in order to verify the feasibility and legal certainty of the Offering; and
  Back-up and circle-up: the back-up process consists of making available, by the company, the information included in the Documents of the Offering (as defined below), that are not subject to a legal audit; the circle-up process consists of checking the financial information included in the Documents of the Offering, which may or may not be in compliance, according to the auditors.

VI.4.       Bookbuilding Procedure

The bookbuilding procedure consists of the procedure for collecting of investment intentions, which is carried out by the Coordinators of the Offering, through which different institutional investors are accessed in order to determine the demand for the Offering and the price per share to be offered ("Bookbuilding Procedure”).

Prior to the Bookbuilding Procedure, a series of events is held, comprising several meetings, which are part of the roadshow process, in which the company's main executives access potential investors who will analyze the issuing company and, if interested, place investment orders in the Bookbuilding Procedure.

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The target audience of the Offering, always taking into account the risk profile of its recipients, will be composed of: (i)”Institutional Investors", which are investors that are investment funds, investment clubs, managed portfolios, pension funds, entities that manage third-party resources registered before the CVM, entities authorized to operate by the Brazilian Central Bank (BACEN), condominiums for investment in securities portfolios registered before the CVM and/or B3, insurance companies, open and closed complementary welfare and capitalization entities, as well as individuals or legal entities that are considered professional investors or qualified investors, as defined in articles 11 and 12 of CVM Rule No. 30, of May 11, 2021, as amended ("CVM Rule No. 30”), in any case, headquartered in Brazil, as well as individual or legal investors that formalize a Reservation Request in an amount equal to or greater than R$1,000,000.00, resident, domiciled or headquartered in Brazil, and who accepts the risks inherent to such investment; and (ii)”Non-Institutional Investors”, which are investors that are not Institutional Investors and formalize a Reservation Request during the Reservation Period, with a single broker firm, in an amount lower than R$1,000,000.00.

After the release of the Offering, the period for reserving shares and collecting intentions (the Bookbuilding) begins. In it, investors specify the number of shares they want to buy, for each price range. Others choose to simply indicate the number of shares, regardless of the price.

At the end of the Bookbuilding Procedure, the value per share is determined and the Offering is performed with the settlement of funds to the company (in case of a primary Offering) or to the selling shareholder (in case of a secondary Offering).

If the demand for the Offering exceeds the number of shares offered, the issuing company must apportion the amount if shares issued. In this case, each shareholder may acquire a portion of the number of shares indicated in the Bookbuilding Procedure.

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VI.5.        Related persons

In the event of excess of demand greater than 1/3 of the number of shares initially offered, the participation of institutional investors linked to the intermediary institutions, the company or the selling shareholders is prohibited (article 55, caput, of CVM Instruction No. 400).

Additionally, the participation of related persons in the Bookbuilding Procedure is limited to a maximum of 20% of the shares initially offered (without considering the Hot Issue or Green Shoe). This percentage may eventually be increased as long as is justified before and authorized by the CVM.

For the purposes of public Offering of shares, related persons are considered (Article 2, item XII, of CVM Rule No. 35, of May 26, 2021):

  controlling shareholders, officers and/or board members of the Participants of the Offering, as defined above, as well as their spouses or partners, their ascendants, descendants and collateral up to the 2nd degree;
  employees, operators and other agents of intermediary institutions, or professionals who have a service provision agreement with them related to intermediation or operational activity;
  companies controlled, directly or indirectly, by intermediary institutions or by persons linked to them, provided they are directly involved in the offering;
  spouse or partner and under age children of the persons mentioned in the 2 previous items; and
  investment clubs and funds whose majority of quotas belongs to the related persons, unless managed at the discretion of unrelated third parties.

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VI.6.        Setting the Price per Share

The price per Share (“Price per Share”) will be determined after the completion of the Bookbuilding Procedure, through which different Institutional Investors will be accessed, in order to determine the demand for the Offering and the price per share to be offered, which will be approved by the Board of Directors of Eletrobras, within the authorized capital of Eletrobras, having as parameter: (i) the quotation of shares issued by Eletrobras on B3; and (ii) indications of intention based on the quality and quantity of demand (by volume and price) for the Shares, collected in the Bookbuilding Procedure.

With regard to the authorized capital of Eletrobras, in order to make the Primary Offering viable, it must, under the terms of article 168 of the Brazilian Corporation Law, be established and approved at the general shareholders' meeting that will approve the performance of the Offering, provided that the increase of capital arising from the Primary Offering and its approval by the Board of Directors of Eletrobras on the Pricing date, will be limited to the aforementioned authorized capital.

The choice of criteria for determining the Price per Share is justified, pursuant to article 170, paragraph 1, item III, of the Brazilian Corporation Law, insofar as the Price per Share will be fixed in accordance with the Bookbuilding Procedure, which reflects the value at which institutional investors will present their investment intentions in shares and the share price on B3, thus not promoting unjustified dilution of shareholders.

VI.7. Increase in the volume of shares in the Offering: Supplementary Shares and Shares in the Supplementary Lot

In addition, pursuant to article 14, paragraph 2 of CVM Instruction No. 400, until the date of publication of the Announcement of Initiation, the number of securities, in this case, shares, to be distributed within the scope of the Offering may be increased by an amount of up to 20% of the amount initially offered (not considering the Supplementary Shares). These are called” Supplementary Shares” or ”Hot Issue”, since this increase is carried out to meet any excess demand from investors in the Offering. The Hot Issue may consist of shares (i) of the Primary Offering; (ii) the Secondary Offering; or (iii) mixed (Primary Offering in conjunction with the Secondary Offering).

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The prerogative of increasing the number of shares issued in an Offering through the Hot Issue, as it is optional, is traditionally included as a possibility in operations such as the Eletrobras one. As (i) it is not possible to anticipate the effective demand that will be presented in the Offering; and (ii) an eventual market over-demand will allow the capture of a higher value. It is recommended that the option to sell the Supplementary Shares, to be exercised on the day of the public Offering of shares, be provided for the transaction in question.

Additionally, pursuant to article 24 of CVM Instruction No. 400, the amount of securities, in this case, shares, to be distributed within the scope of the Offering may be increased by an amount of up to 15% of the amount initially offered (without considering the lot of Supplementary Shares). These are the so-called “Supplementary Shares” or “Green Shoe”.

The Green Shoe is the exercise of option of the Supplementary Shares that may be made available for the sole purpose of stabilizing share prices for a period of 30 days after the start of their trading on the secondary market.

The stabilization agent carries out share purchase and sale operations, always free of charge, in order to create a more stable and less volatile secondary market after the Offering is carried out, observing the parameters provided for in CVM Rule 476. The financial resources for the stabilization activity come from the loan of shares, always free of charge, by a strategic shareholder of Eletrobras in the amount equivalent to the Green Shoe. In the specific case of Eletrobras, it could be the Federal Government or, if there is any restriction to be evaluated under regulatory aspects or even through better judgment of the Coordinators of the Offering together with the Company, another shareholder, in the amount equivalent to the Green Shoe.

The sale of shares through the supplementary lot must be carried out by a stabilizing agent who may, at its discretion, carry out the purchase and sale of common shares during the trading sessions within the period informed above and always observing the applicable legal provisions and the conditions described in the contract of stabilization, which must already be previously approved by CVM and B3, pursuant to article 23, paragraph 3, of CVM Instruction No. 400.

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It is worth noting that the stabilizing agent must be free to initiate and interrupt operations of purchase and sale of common shares within the scope of stabilization at the moment it deems necessary and without the obligation to request any prior approval, so that it does not lose any momentary market condition. Therefore, the contracted stabilizing agent may carry out purchase and sale operations of shares of the supplementary lot, at its discretion, in whole or in part, in one or more times, provided that the decision to over-allocate the common shares issued by the company has been agreed upon by the stabilizing agent and the other Coordinators of the Offering at the time of setting the Price per Share.

The main goal of the stabilization operation is to face situations of relevant pressures in the demand for the shares, which can cause a sudden and relevant volatility in the share price and a consequent distortion of prices and negotiations in the secondary market. To avoid such distortion, the supplemental lot can be used to keep the share price trading in a certain price range for a period of up to 30 days.

The activity of stabilizing the shares is optional and, if any, will be carried out by the stabilization agent, who is usually one of the Coordinators of the Offering. However, considering the characteristics of the Offering, it is advisable to foresee the possibility of using the Green Shoe, to be effectively applied or not, according to the specific market conditions that arise at the time of the Offering.

We understand that the CPPI resolution that approves the applicable conditions to the Privatization must include the possibility of possible issuance of Supplementary Shares and/or Shares of the Supplementary Lot, since the Hot Issue and Green Shoe, respectively, may be necessary to the Offering.

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In case of authorization for the issuance of a supplementary lot of shares for stabilization purposes, it is recommended that the CPPI resolution authorizes the Federal Government, as a strategic shareholder of Eletrobras, to appear as the shareholder that makes the loan of shares, according to item III.9.4, item ”h”.

VI.8.        Lock-up period

An analysis was carried out on the periods of restrictions on share trading (lock-up) in initial public offerings (IPOs) and subsequent offerings (follow-ons) carried out in the last 18 months at the date of completion of this report. Within this period of analysis, stock offerings with a volume greater than R$ 1 billion were selected for the analysis.

The restriction periods varies on each Offering specifically. CVM Instruction No. 400 indicates that restrictions on the sale of shares to shareholders, if any, must be informed, in a detailed way (including the detail of such restrictions).

In the Petrobras follow-on in September/2010, and in the Suzano follow-on in 2020, the lock-up period for selling shareholders and managers was of 90 days from the date of publication of the initiation announcement. Furthermore, in the Petrobras Offering, there was a priority Offering to employees, which had a lock-up period of 365 days from the date of publication of the initiation announcement. In the Suzano's Offering, investors in the retail Offering with lock-up had trading restrictions for a period of 30 days from the date of disclosure of the initiation announcement.

In the IPOs of BM&F, in 2007, and BR Distribuidora, in 2017, the lock-up period was for 180 days from the date of publication of the initiation announcement.

In the follow-on by Vale in 2008, as well as in the offers by BR Foods in 2009, Banco do Brasil in 2010, Oi in 2014, Telefônica Brasil in 2015 and Lojas Americanas in 2020, the companies, certain officers and board members and the selling shareholders entered into agreements to restrict the sale of shares issued by the issuers during a period of 90 days from the date of publication of the final prospectus.

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In the initial offering of shares of Visanet, in 2009, as well as in the IPOs of OGX Petróleo, in 2008, and of Bovespa HLD, in 2007, the lock-up period followed the determinations of the Novo Mercado regulation and, in the 6 subsequent months upon the first public distribution of shares, the controlling shareholders, members of the board of directors and officers of the company were restricted from selling shares and derivatives of shares they held immediately after the public distribution took place. Furthermore, after this initial period of 6 months, the controlling shareholders, members of the board of directors and officers were not able, for another six months, to sell more than 40% of the shares and derivatives of shares that they held immediately after the effective date of the Offering.

In the IPO of Santander Brasil in October 2009, the members of the board of directors, the officers and the controlling company entered into lock-up agreement for a period of 180 days from the date of publication of the initiation announcement, except in cases of transfers carried out for price stabilization purposes. In this Offering, there was a priority retail Offering for employees. Employees who were prioritized were not able to trade or transfer the subscribed units for a period of 60 days from the settlement date.

In the initial Offering of shares of BB Seguridade, in 2013, the company, the selling shareholder, the members of the board of directors and the officers entered into lock-up agreements for a period of 180 days from the date of publication of the initiation announcement. In this IPO, there was an incentive plan for a priority Offering to employees, which had a lock-up period of 120 days from the date of publication of the initiation announcement for those who adhered to the plan.

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In Petrobras' follow-on, in July/2019, the restriction period for the company and selling shareholder was also of 90 days, but, on that occasion, counted from the date of signature of the distribution agreement.

In the subsequent Offering of IRB Brasil RE, in 2019, the lock-up period for the company, members of the board of directors and officers and shareholders was of 180 days from the date of availability of the relevant fact regarding the price per share. In the follow-ons of Intermédica, in 2019, and of Rumo, in 2020, the trading restriction period was of 90 days for the company, officers and shareholders, after the determination of the price per share.

In the subsequent Offering of Petrobras, in February/2020, the selling shareholder undertook, during a period of 90 days, counted from the date of the Final Prospectus, not to trade the company's shares. In this follow-on, the retail Offering and the dispersion Offering had restriction periods of 45 and 60 days, respectively, from the date of disclosure of the Initiation Announcement.

The IPO of Rede D'Or had a period of 180 days from the date of disclosure of the initiation announcement in which the company, the direct and indirect controlling shareholders, the selling shareholders and the company's CEO had restrictions on trading of shares. In this Offering, retail investors and private investors who choose for the allocation with lock-up were not able, for a period of 40 and 50 days, respectively, from the date of publication of the initiation announcement, to trade or transfer the company's shares.

It is concluded that it is very common in stock offers to provide for a period of restrictions for trading of shares for the issuing company, its shareholders and members of the board of directors and officers, although the time that such restriction is applied varies from case to case.

The Offering documentation will consist of the following documents (i) Agreement for Coordination, Placement and Firm Settlement of Shares, to be entered into for the Brazilian Offering, with the Coordinators of the Offering (“ Placement Agreement”); (ii)” Placement Facilitation Agreement” to be entered for the International Offering, with the international placement agents (“ International Placement Agents” and” PFA”, respectively); and (iii) other documents and contracts necessary for the performance of the Offering, under the terms of the CPPI Resolution to be issued, which will be named together with the Placement Agreement, the PFA, the prospectuses, notices, announcements, minutes and materials of disclosure of the Offering as the” Documents of the Offering” for the purposes of this Report.

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It is worth noting that, in the event of a secondary Offering, the Federal Government or the company controlled, directly or indirectly by it, that joins the secondary Offering, must be party of the Placement Agreement. In this case, the Federal Government shall bear the costs related to the commission of the Coordinating Bank in proportion to the shares that will be offered for sale.

To the extent that the governance of the Offering is unified, the Federal Government or the company controlled, directly or indirectly by it, that joins the secondary Offering must be a part of the same Placement Agreement. Such proceeding makes any competition unfeasible and, therefore, the bidding or any other parallel contracting procedure unnecessary according to the applicable laws.

The Documents of the Offering shall provide, at least, that the directors, officers and direct shareholders who hold a relevant equity interest in Eletrobras, thus understood as shareholders who hold equity interest equal to or greater than 5% (" Relevant Shareholders”), undertake to sign an agreement to restrict the trading of the company's shares (lock-up) for a period of 90 to 180 days, counted from the date of settlement of the Offering.

It is therefore recommended to institute lock-up periods for directors, officers and direct shareholders who hold a relevant equity interest in Eletrobras, thus understood as shareholders who hold equity interest equal to or greater than 5% (“ Relevant Shareholders”).

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We understand that the CPPI resolution approving the applicable conditions to the Privatization must include general approval for the execution ancillary agreements to the Offering, which may contain a lock up period.

VII.          OFFERING: OFFERING REGISTRATION ABROAD

VII.1. United States

Eletrobras ONs and PNs, together with their respective ADRs, are registered with the United States Securities Exchange Commission, the” SEC”) and traded on the NYSE. We understand that the current proposal, for the performance of the Offering in the US, will be through a public Offering registered with the SEC. We need to highlight that the performance of the Offering in the US is optional and will depend on Eletrobras' strategy in accessing North American investors.

In its most recent annual report, made available to the SEC on May 10, 2021, containing information as of 12/31/2020, on Form 20-F, Eletrobras stated that it is a “well-known seasoned issuer” – a ”WKSI” under US federal securities laws. A WKSI is an issuer that, among other criteria, has filed at least one annual report with the SEC and has a worldwide market value of its shares in circulation of at least US$700 million, considering voting and non-voting shares.

Under the Securities Exchange Act of 1934, as amended (“Exchange Act”), an issuer that qualifies as a WKSI is able to sell securities pursuant to an automatic shelf registration statement. As a foreign private issuer, Eletrobras would file a Registration Statement Form F-3. Such Registration Statement is automatically effective upon filing with the SEC, and allows the registration of an unlimited amount of securities, with filing fees paid on a “pay as you go” basis, that is, as the Offering is effectively performed. This means that the SEC will not review the Registration Statement, essentially eliminating the comment and response procedure that most other Registration Statements are subject to.

The Form F-3 registration process (registration statement) involves three main filings:

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(A)  The F-3 is filed with a generic prospectus that includes a description of the company's shares and ADRs and an underwriting agreement form. This can be made at any time prior to the Offering;

(B)  The Offering's preliminary prospectus is filed immediately before the roadshow. In this way, it would be filed on the same date as the second CVM filling (release date of the Offering). This filing would need to incorporate the 20-F and any Form 6-K materials, published since the date of the 20-F; and

(C)  The final prospectus supplement, with pricing information, is dated as of the pricing and filling date before the SEC shortly after pricing.

Such mechanism would allow Eletrobras conduct a public Offering in the US in a quicker way, so that the schedule will be concurrent with the schedule of the Offering in Brazil.

VII.2. Spain[45]

Latibex is based on the trading system and settlement platform of the Spanish exchange (SIBE and Iberclear) in such a way that Latin American securities listed on Latibex are traded and settled like any other Spanish security.

Latibex operates as a ”mirror” in relation to the information presented on B3. In this sense, generally, it will disclose all information provided and disclosed by Eletrobras on B3, without requiring compliance with additional requirements or verification of compliance with the procedures required by B3, when transactions are carried regarding listed or to be listed securities on Latibex, as well as when new shares are listed.

Mainly, considering that Eletrobras is already listed on Latibex, if the company eventually carries out a capital increase (that does not imply in a public Offering in Spain), it will not have to comply with any additional procedure or requirement, since the new shares will not be listed on Latibex (for example: no prospectus or form will be required).

[45] The information included in this Report regarding Latibex and the Spanish regulation is based on a consultation with the Spanish law firm Ramón y Cajal Abogados.

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In this case, Eletrobras will only have to hire an agent bank in Spain (member entity) to carry out the necessary operational requirements, that is, the disclosure of all the information provided and disclosed by Eletrobras on B3. In addition, as mentioned above, all information published by Eletrobras on B3 regarding to such capital increase will also have to be published on Latibex after being translated into Spanish.

Prior to the listing of the securities, Latibex will ensure that all information that Eletrobras has provided and disclosed on B3 will be immediately available on Latibex or accessible through Latibex's systems. This information must include a description of the type and nature of the commercial activities carried out by Eletrobras.

The following contains a summary of the required information of Eletrobras as a result of its listing on Latibex:

Public Information : (i) information on corporate or financial transactions that affect the securities accepted to trading, and the decisions and policies established by Eletrobras regarding the rights of the securities holders in the current year or in previous years; (ii) the relevant dates for the recognition, fulfillment and payment of the rights and obligations of the securities holders; and (iii) details of any corporate or financial transactions carried out by Eletrobras, including at least the type of transaction, the relevant dates (last negotiation date, ex-date, record date, payment date, etc.) and any other details necessary and relevant for such purposes.

Relevant Information : all relevant information related to Eletrobras that has been disclosed on B3 and/or CVM, as well as purchases and sales of any significant interest, must be made available to Latibex.

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In particular, at least information regarding the following situations must be communicated: (i) any decision to change the legal nature of Eletrobras (for example, merger or spin-off operations); (ii) amendments to the bylaws, due to the approval of corporate resolutions on capital increases or reductions, consolidation or spin-off of shares or changes in the par value of shares; (ii) approval and implementation of plans for financing and restructuring of permanent resources; (iv) notice for general shareholders' meetings; (v) approval of dividend payments or similar distributions to shareholders; (vi) consolidated and non-consolidated annual financial statements, management report and auditor's report for each financial year ended, as well as interim results and other relevant information; (vii) any approval of a treasury share policy or treasury share acquisition plans; (viii) information and, if applicable, correction of possible reservations or limitations to the scope of the auditor's report, as well as any conclusions of the auditor in its review of the financial statements; and (ix) any resolution to request the removal of the securities listed on Latibex.

Finally, it is worth noting that Latibex may suspend the trading of the securities currently traded in Spain, that is, securities outside the context of the Offering, in the following circumstances: (i) non-presentation or incomplete presentation of the information indicated above; (ii) failure to provide additional information requested by Latibex or provision of insufficient explanatory information; and/or (iii) submission of information after the applicable deadline.

VII.3. Possible restrictions for limiting voting rights, entering into shareholder agreements and creating the Golden Share

As explained in item V, article 3, item III of Law 14,182 provides, as part of the conditions for the performance the Offering and, consequently, the Privatization, the need to amend Eletrobras' bylaws to (i) prohibit that any shareholder or group of shareholders exercises its voting rights considering more than 10% of the ONs; (ii) prohibit the execution of certain voting agreements; and (iii) create the Golden Share.

From the perspective of the approval of the Offering by the CVM, SEC, NYSE and Latibex, there are no impositions by these entities that prevent the implementation of the aforementioned changes/restrictions, including the creation of the Golden Share or the dispersion of control resulting from the Privatization.

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VIII.         OFFERING: FINANCIAL INFORMATION

In order to carry out the Offering, it is important to use the most up-to-date economic financial data from Eletrobras, provided that CVM Instruction No. 400 provides that the company must, within the scope of the Offering, present its financial information of the last 3 fiscal years, in addition to of the latest accounting information disclosed by Eletrobras.

The period for the auditors to provide their comfort on the financial statements is of 134 days from the reference date of the last financial statements released by Eletrobras, pursuant to paragraphs 46 and 47 of AS 6101 (https://pcaobus.org/oversight/standards/auditing-standards/details/AS6101). This period ensures the auditors' comfort with the financial information presented and, therefore, guides the schedule of the Offering, complying with the limit of use of a financial statement in the context of an Offering. The pricing of the Offering (“Pricing”) must take place within 134 days as from the reference date of the last disclosed financial information.

We need to highlight that CVM entirely use its deadlines to analyze and grant the registration of the Offering and that usually, the deadlines for complying with the requirements formulated by CVM, by the issuing companies and coordinators of the Offering, are substantially lower than the regulatory limits presented, depending on, of course, the schedule stipulated for each Offering.

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IX.            TIMELINE

In order to carry out the Offering under the terms of CVM Instruction No. 400, the following indicative schedule must be considered:

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Regarding the schedule above, we need to highlight that: (i) the structure of the Offering (Primary Offering, Secondary Offering, Hot Issue and Green Shoe) must be defined at the second filing before the CVM. However, if a Secondary Offering is considered, it must be included in the first filling, provided that the CVM recognizes the Primary Offering and the Secondary Offering as separate offers for the purposes of collecting thee registration fee (that is, in this case, 2 fees must be collected), even if, in the second filling, it is defined to proceed only with the Primary Offering; (ii) the Due Diligence must be substantially completed by the date of the second filing before the CVM, without prejudice of the right to present any residual and supervening information obtained and completed by the Pricing date; (iii) on each settlement date, Eletrobras' legal advisors and the Coordinators of the Offering will issue a legal opinion attesting the validity, effectiveness and enforceability of the documents entered into under the Offering, in addition to a negative assurance letter (10B-5 Letter) in which they shall confirm, in general terms, based on the documents analyzed in the context of Due Diligence and in the discussions held with the Offering Participants, that there is no provision of incorrect information and/or omission of relevant information; (iv) on the Pricing date and on each settlement date, the independent auditors will issue comfort letters (pricing comfort letters and bring-down comfort letters) on the accounting and financial (and derived) information provided for in the Documents of the Offering, in Brazil, in accordance with the parameters defined by IBRACON - Instituto dos Auditores Independentes do Brasil in the Technical Communication No 01/2015 (“Technical Communication”) and by the Brazilian Accounting Rule CTA 23 (“CTA 23”) and in the United States, in compliance with the parameters defined by the American Institute of Certified Public Accountants (AICPA) Clarified Auditing Standard AU-C Section 920, 'Letter for Underwriters and Certain Other Requesting Parties '.

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IX.1. Schedule - Interim financial information as of September 30, 2021

Considering that Eletrobras, within the scope of the Offering, intends to present its interim financial information as of September 30, 2021, the Pricing date must occur until February 10, 2022[46]. Below, we present a suggestive schedule that we believe to be feasible for the performance of the Offering, considering the legal deadlines:

Providence	Date
First Filling at CVM	12.17.2021
Receipt of the Report with CVM Requirements	01.14.2022[47]
Second Filling at CVM (Compliance with Requirements)	01.21.2022[48]
Receipt of a Report of Remediable Deficiencies from the CVM	02.04.2022[49]
Third Filling at CVM (Compliance with Remediable Deficiencies)	02.07.2022[50]

[46] A period of 134 days from September 30, 2021 is considered, pursuant to paragraphs 46 and 47 of AS 6101 (https://pcaobus.org/oversight/standards/auditing-standards/details/AS6101). This period guarantees the comfort of the auditors in the financial information presented.

[47] Considering the legal period of 20 business days for analysis by the CVM.

[48] Considering the period of 7 days for compliance with the requirements, which may be reduced or increased depending on the complexity of the requirements and/or the strategy to be defined when contracting the coordinators of the Offer.

[49] Considering the legal period of 10 business days for the analysis by the CVM.

[50] Considering the period of 3 days to fulfill the requirements, which may be reduced or increased depending on the complexity of the requirements and/or the strategy to be defined when contracting the coordinators of the Offer.

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Conclusion of the Final CVM / Pricing	02.10.2022[51]
Granting of Registration of the Offering	02.11.2022

If Eletrobras wishes to present the interim financial information as of September 30, 2021, observing the proximity of the deadline for the filing of the Offering at the CVM and all the necessary procedures, we recommend that the filing of the filing does not exceed the date suggested in the schedule above.

IX.2. Schedule - Financial statements as of December 31, 2021

Considering that Eletrobras, within the scope of the Offering, intends to present its financial statements as of December 31, 2021, the Pricing of the Offering must take place until May 12, 2022[52]. Below, we present a suggestive schedule that we believe to be feasible for the performance of the Offering, considering the legal deadlines and the Pricing taking place on April 28, in view of the adoption of the black out period as a market practice, as detailed in section IX.3 :

Providence	Date
First Filling at CVM	03.02.2022
Receipt Report of CVM Requirements	03.30.2022[53]

[51] Considering the legal period of 3 business days for analysis by the CVM.

[52] A period of 134 days from September 30, 2021 is considered, pursuant to paragraphs 46 and 47 of AS 6101 (https://pcaobus.org/oversight/standards/auditing-standards/details/AS6101). This period guarantees the comfort of the auditors in the financial information presented.

[53] Considering the legal period of 20 business days for analysis by the CVM.

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Second Filling at CVM (Compliance with Requirements)	04.06.2022[54]
Receipt of a Report of Remediable Deficiencies from the CVM	04.22.2022[55]
Third Filling at CVM (Compliance with Remediable Deficiencies)	04.25.2022[56]
Conclusion of the Final CVM/ Pricing	04.28.2022[57]
Granting of Registration of the Offering	04.29.2022

IX.3. Additional considerations regarding the schedules presented

It is worth mentioning that, when preparing the above schedules, we assume that, within the scope of the Offering, there will be no recalculations of the periods by CVM due to relevant changes in the structure of the Offering and/or in the capital structure/shareholders composition of Eletrobras. Therefore, it is important that the structure of the Reorganization is defined prior to the performance of the Offering, although it may be concluded during the Offering, provided that all the information regarding the Restructuring contained in the Reference Form and in the Prospectuses are not modified, and so, from the legal perspective, there is no impact on the schedule of the Offering.

[54] Considering the period of 7 days for compliance with the requirements, which may be reduced or increased depending on the complexity of the requirements and/or the strategy to be defined when contracting the coordinators of the Offer.

[55] Considering the legal period of 10 business days for the analysis by the CVM.

[56] Considering the period of 3 days to fulfill the requirements, which may be reduced or increased depending on the complexity of the requirements and/or the strategy to be defined when contracting the coordinators of the Offer.

[57] Considering the legal period of 3 business days for analysis by the CVM.

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In this sense, it is important to mention that, in the first filling of the Offering before the CVM, the complete set of financial statements to be presented has been defined and, for this purpose, it may be necessary, depending on the significance test provided for in Regulation SX edited by SEC that must be drafted by Eletrobras, even though there is no legal obligation provided for in the Brazilian standard, pro forma financial statements of Eletrobras, demonstrating the effects of the transfer of control of Eletronuclear and of the interest held in Itaipu as if it had occurred on September 30, 2021 (considering that the Offering uses financial information from the 3rd quarter of 2021) or December 31, 2021, as the case may be, also including any other acquisition, divestment and/or spin-off of assets (in addition to Eletronuclear and Itaipu) that may occur before the Offering or that has a probable chance of concluding soon after the Offering and whose accounting effects are not fully reflected in the financial statements as of September 30, 2021 (considering the Offering uses financial information for the 3rd quarter of 2021) or December 31, 2021.

Also, in Brazil there are periods in which public Offering of securities cannot be conducted (black out period), as provided for in article 14, paragraph 4, of CVM Instruction No. 400. This rule was temporarily removed by CVM Deliberation No. 809/19, but the black out period is still used as a market practice, that is, it is not common for Pricing to occur within the 16 days immediately before the disclosure of new financial information by a company.

Additionally, it is important to mention that, in the first filling of the Offering before the CVM, the complete set of financial statements to be presented has already been defined and, for this purpose, it may be necessary, depending on the significance test provided for in Regulation SX issued by the SEC, even though there is no legal obligation provided for in the Brazilian standard, pro forma financial statements of Eletrobras, demonstrating the effects of the transfer of control of Eletronuclear and the interest in Itaipu as if these had occurred on December 31, 2020 and/or on December 30, September 2021, as the case may be.

Note that, from the Brazilian perspective, the presentation of pro forma financial statements is intended the marketing and valuation of the Offering, since its presentation is not legally required by the Accounting Pronouncements Committee (OCPC) No. 06” (“OCPC 06”). However, if the Pro Forma is included as publicity material in the context of the Offering, it must be issued in compliance with OCPC 06.

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Also, in view of the placement efforts abroad, Eletrobras must carry out the significance test provided for in Regulation SX issued by the SEC.

Article 11 of Regulation SX requires unaudited pro forma financial information if the transfer of a significant part of a company, whether by sale, abandonment or distribution to shareholders, has occurred or is likely to occur and is not fully reflected in the record of financial statements.

The disposal of companies to be removed from the Eletrobras group (the” Dismissed Assets”) will be considered relevant if it meets any of the following 3 criteria of a relevant subsidiary, as defined by Rule 1-02(w) of Regulation SX (calculated using values determined based on the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

•	Investment test: This test is considered fulfilled when the investments of the Eletrobras group, and the advances to the Disposed Assets, exceed 20% of the aggregate value of shares with and without voting rights issued by the Company, at the price at which these shares were traded by last time, (or the average of the purchase and sale prices of these in its main market), of the voting and non-voting capital stock of Eletrobras. The “investment” in the Disposed Assets is the fair value of the consideration, including the contingent consideration for the divested subsidiary, when compared to the aggregate worldwide market value of Eletrobras' voting and non-voting capital stock.
•	Assets test: This test is considered fulfilled when the proportional share of Eletrobras group in the consolidated total assets of the Disposed Assets of Eletrobras (after intercompany eliminations) exceeds 20% of the consolidated total assets of Eletrobras group in the last fiscal year.

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•	Income test: This test is considered fulfilled when: (i) the total value of the Eletrobras group's equity in the consolidated income or losses of the assets disposed, resulting from continuing operations before income tax (after eliminations between companies) attributable to the shares of control, exceeds 20% of the total value of such consolidated revenue or loss of the Eletrobras group, in the last fiscal year; and (ii) the proportional share of the Eletrobras group in the total consolidated revenue of the subsidiary tested in continuing operations (after intercompany eliminations) exceeds 20% of the total revenue of the company and its consolidated subsidiaries in the last fiscal year.

If the Restructuring reaches the relevant milestones provided for in this rule, a pro forma financial statement will be required, on the date of the first filing before CVM, in order to perform the placement efforts in the USA.

X.              OFFERING: DOCUMENTS AND STEPS
X.1. Documents required to register the Offering in Brazil

We present, in the form of Attachment X.1 to this Report, the list of all documents necessary to file the application for registration of the Offering before the CVM.

X.2. Documents required to use the automatic shelf registration statement in the USA

The shelf registration statement is essentially the main information of the prospectus of the Offering that provides generic information about the types of securities that may be registered in the future.

The shelf registration statement must contain detailed information about Eletrobras' business, in addition to the main risk factors attributed to Eletrobras, its financial results, among other information. Such information are included, by referencing, Eletrobras' most recent annual report on Form 20-F and its complementation. Details and information on the amount and distribution of the securities are also provided by a complementation or amendment presented at the time of the Offering.

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To be able to use Form F-3, Eletrobras must: (i) be registered under the Exchange Act, in the last 12 months before, and have filed at least 1 annual report on Form 20-F; (ii) have timely filed all reports required by the Exchange Act during the past 12 months; (iii) have not failed to pay any dividends or portion of funds related to PNs since the end of the most recent fiscal year; (iv) have not defaulted any material debt or long-term lease as of the end of the most recent fiscal year; and (v) have a global public float of at least US$75,000,000.00.

On the date of this Report, Eletrobras met the requirements provided under items ”i", ”iv" and ”v" above, provided that the requirements mentioned on items ”ii" and ”iii" can only be confirmed at the time of performance of the Offering. So far, there is no impeditive to the fulfillment of the conditions set forth in the items above.

The F-3 Registration Statement is composed of 2 parts, namely:

• Part I, containing the prospectus used to Offering the securities to the investing public, that is, the Prospectus, a document in English that contains the main information of Eletrobras and the Offering, which will also be included in the Brazilian Prospectuses and in the Reference Form.

• Part II, containing supplementary information that does not need to be contained in the prospectus (such as indemnification of directors and administrators of Eletrobras, companies and expositions). Expositions includes the Offering's subscription agreement, the current certificate of incorporation and Eletrobras' bylaws, legal opinions on the validity of the securities issued and expert consents (including consent of the auditors to use their audit opinion in the statement of register).

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Both the prospectus and supplemental information must be publicly available on the SEC's website.

X.3. Documents required to register the Offering in Spain

Considering that, within the scope of the Offering, there will be no efforts to place shares in Spain, as already mentioned in item VII.2 above, and considering that, on the present date, Eletrobras already has shares listed in Spain, there is no need to Eletrobras to present new documents.

XI.            OFFERING: OTHER DISCUSSIONS

XI.1. Realization of the Offering in the form of EGEM

Eletrobras, pursuant to article 34 of CVM Instruction No. 480, of December 7, 2009 (“ CVM Instruction No. 480”), can be considered an Issuer with Great Market Exposure (“ EGEM”), since it has the following characteristics required by such Instruction:

• have shares traded on the stock exchange for at least 3 years;

• have timely complied with their periodic obligations in the last 12 months; and

• have a market value of outstanding shares equal to or greater than R$5,000,000,000.00, according to the closing price on the last business day of the quarter prior to the date of application for registration of the public offering for distribution of securities.

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In this way, Eletrobras could request, under the terms of article 6A of CVM Instruction No. 400, that the registration of the Offering to be automatic and occur in just 5 business days from the first filing of the request with the CVM. However, given the repercussion of the Offering in question and the fact that Eletrobras did not submitted its Reference Form for analysis by the CVM in the context of a public Offering in recent years, at the time of submission of the Offering registration request, CVM may, at its discretion, convert the Offering into a summary procedure, which would impact the entire Offering schedule, once the deadlines set out in items IX.1 and IX.2 of this Report would be observed.

If Eletrobras still chooses to carry out the Offering pursuant to article 6A of CVM Instruction 400, the following schedule must be observed:

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INDICATIVE SCHEDULE FOR EGEM

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XI.2. EGEM Schedule - Interim financial information as of September 30, 2021

Note that, according to the schedule above, provided that the Pricing will occur on February 10, 2022, the deadline for first filling before the CVM is February 2, 2021. However, it is worth noting that, given the size of the Offering, it would not be feasible to perform the roadshow and bookbuilding in a period of only 8 days. A minimum period of 14 days is recommended.

XI.3. EGEM Schedule - Financial Statements as of December 31, 2021

If Eletrobras chooses to use, within the scope of the Offering, the financial statements of December 31, 2021, the Pricing occur until May 12, 2022 and the deadline for the first filing with the CVM shall be May 6, 2022.

Alternatively, the schedules below may also be considered:

ci) Filling at CVM/Release of the Offering on 03.16.2022

Providence	Date
First Filling before the CVM/Update of the 20-F at the SEC	03.16.2022
CVM Analysis Period and Granting of Registration of the Offering	03.23.2022
Completion of the Bookbuilding / Pricing Procedure*	03.30.2022

*Considers the 14-day period for roadshow presentations.

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cii) Filling at CVM/Release of the Offering on 03.23.2022

Providence	Date
First Filling before the CVM/Update of the 20-F at the SEC	03.23.2022
CVM Analysis Period and Granting of Registration of the Offering	03.30.2022
Completion of the Bookbuilding / Pricing Procedure*	04.06.2022

ciii) Filling at CVM/Release of the Offering on 03.30.2022

Providence	Date
First Filling before the CVM/Update of the 20-F at the SEC	03.30.2022
CVM Analysis Period and Granting of Registration of the Offering	04.06.2022
Completion of the Bookbuilding / Pricing Procedure*	04.13.2022

However, it is important to highlight out that in case of adopting of the schedule according to EGEM, the Offering and the related documentation will not be submitted to the CVM's scrutiny and if, at any time, CVM understands that there is a need for the approval of the Offering by such authority, it may request the conversion of the Offering to the ordinary procedure (initiating a procedure with the compliance of the usual deadlines for a public Offering of shares, substantially longer than those applicable to an Offering according to EGEM), thus resulting in the impossibility of performance of the Offering on the desired date and with the financial information of December 31, 2021. Considering the complexity of the Offering, the existence of relevant preparatory acts for the Offering (for example, the Restructuring) and the fact that Eletrobras did not carry out an Offering public Offering in years, it is important to highlight that the risk of the referred conversion of the Offering to the ordinary procedure must not negligible.

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In this case, a procedure will be initiated with the compliance of the usual deadlines for a public Offering of shares, substantially longer than those applicable to an offering according to EGEM, thus resulting in the impossibility of performance of the Offering on the desired date and with the information financials as of December 31, 2021.

In the event that the EGEM schedule is used, we recommend that the first filing of the F-3 with the SEC shall be made by 02.18.2022.

XI.4. ANEEL precedent on waiver of consent

As for the need for prior consent by ANEEL for a change of control of Eletrobras through the dispersion of Eletrobras' capital, which implicates in the change of indirect control of its regulated subsidiaries, ANEEL Normative Resolution No. 484/2012 does not expressly provide for the waiver of said consent.

However, articles 32 and 33 of ANEEL Normative Resolution No. 484/2012 establish that: (i) it is not required the prior consent of the agency to dilute the controlling shareholder's interest in the capital stock, in case the bylaws guarantee the preservation of the controlling shareholders recognized by ANEEL; and (ii) in the event of the transfer of corporate control resulting from a corporate transaction arising from a hostile takeover of corporate control and in case the circumstances make impossible the prior analysis by ANEEL, ANEEL must be communicated within 5 business days after the completion of the transaction, so that ANEEL may conduct a posteriori control, requesting the agent to present the necessary documents for inspection, within a period of not less than 15 days.

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None of these scenarios applies, in thesis, in our case. However, there is precedent regarding the Equatorial Group[58], in which ANEEL, applying the procedures provided for in articles 32 and 33 of ANEEL Normative Resolution No. 484/2012, concluded that the hypothesis of dilution of the concentration of shares of Equatorial Energia S.A. would waive prior consent. Such case was considered as a hypothesis of a posteriori control of the agency. During the process, the Superintendence of Economic and Financial Inspection also clarified that:

“in the diversified structure of control, there are express corporate governance rules, that provide greater transparency in management and in the company's economic and financial situation. In addition to good governance practices, shareholder rights are expanded, and the quality of information provided by companies is improved.”

Therefore, we understand that the dispersion of the concentration of Eletrobras' shares, transforming Eletrobras into a company with a dispersed capital structure, does not depend on the prior consent of ANEEL, according to the analogical interpretation of articles 32 and 33 of ANEEL Normative Resolution No. 484/2012, cumulated with the precedent in a similar case of change of control due to capital dispersion. In fact, it would not be possible to submit the documentation of the alleged controller, as required by ANEEL Normative Resolution No. 484/2012, to the Agency's analysis in the case in question. We understand that this position may be exposed to ANEEL during the formal consultation on the period of analysis of the prior consent applicable to the change of control or direct co-control of Itaipu and Eletronuclear, as mentioned in item III.2.5 of this Report.

[58] 48500.004022/2007-19.

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XI.5. Downgrade of Eletrobras' credit note

If there is a new assessment of Eletrobras' credit rating, with an effective downgrade of the rating, such a downgrade alone does not affect the registration of the Offering in Brazil or in the USA.

Regarding the change of control that will take place through the Offering, we understand that a legal due diligence was carried out to verify restrictive clauses and requests for waivers or authorizations to carry out the Offering without early maturity and / or cross maturity (cross default and / or cross acceleration) of the current financial contracts, as part of the audit of Eletrobras, hired separately by BNDES with other advisors.

XI.6. Possible need for external audit

In terms of capital market regulations, there is no need for an external auditor or public hearing approving the Bookbuilding Procedure or even the Pricing.

Nevertheless, it is important to highlight that will be necessary to hire external auditors for the preparation of Eletrobras' financial statements, including for the purposes of the Offering. However, as Eletrobras is a publicly-held company, it is already obliged, pursuant to article 26 of CVM Instruction 480, to periodically disclose its audited financial statements.

According to the PND Decree (Article 22), the privatization processes will be audited, as of the publication of the respective public notice, by an independent external auditor, registered before the CVM. There must be a specific selection process to hire the auditor for each privatization process to be promoted by the Fund Manager (article 24, item IV).

The independent external auditor will be responsible for verifying and certifying the fairness and compliance with the rules established in the sale public notice (or, in the case of the Offering, the draft of the Preliminary Prospectus), providing other services provided for in the respective agreement and presenting, at the end of the process, a report that will be submitted to the appreciation of the CPPI.

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The CPPI may, as the case may be, determine the necessity to hire an auditor to monitor other phases of the privatization process, prior to the publication of the public notice.

Usually, in privatization processes, the activity of the independent external auditor is to certify the fairness, compliance with applicable legislation, equal treatment of interested parties and the transparency of procedures in the various stages of privatization - and not just after the publication of the public notice.

The procedures commonly evaluated by the external auditor include opening and operationalization of a data room; publication and conduction of public hearings, organization and conduction of roadshows, publication of the Privatization documents, auction stages and offers to employees.

Considering that the Privatization will take place in the capital market, it is convenient that the hiring of an independent external auditor occurs before the Offering so that it can monitor all Eletrobras' capitalization process, in order to attest to the legality of the Privatization.

The issuance of shares in the context of the Offering and the respective price per share will be approved through the RCA, on the Pricing date, subject to eventual ratification through the CPPI, as explained in item XIV.2.

XI.7. Extension of the Offering to Eletrobras employees

According to the corporate documents analyzed, there is no obligation to grant any priority and/or preference to Eletrobras employees within the scope of the Offering.

Pursuant to article 21 of CVM Rule No. 400, priority treatment shall be granted to current shareholders of the issuing company. The priority Offering can also be extended to employees of Eletrobras, shareholders of its controlling company, franchisees, among others, however, under the terms of this Rule, there is no obligation in this regard, and Eletrobras may or may not give priority to its employees as it deems appropriate.

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The PND Law ensures, to employees and retirees of companies controlled, directly or indirectly, by the Federal Government, included in the PND, the Offering of part of the shares, according to the principles established in that Law and specific conditions to be approved by the CND (currently, by the CPPI), including the subsequent availability of shares and quantity to be individually acquired (article 28).

Pursuant to article 28, sole paragraph, the Offering in question must be of at least 10% of the shares of the capital stock held, directly or indirectly, by the Federal Government, and this minimum percentage may be reviewed by the CND, if it is incompatible with the approved privatization model.

Considering that the Primary Offering is related to shares issued by Eletrobras (as result of a capital increase), and not to shares held by the Federal Government, we understand that the obligation provided under the PND Law is not applicable to the Primary Offering.

Another possible understanding, from the sole analysis of the caput of article 28 of the PND Law[59] is that the inclusion of Eletrobras in the PND for privatization purposes, by itself, would give rise to the obligation to Offering shares representing its capital to employees and retirees.

According to such understanding, the minimum Offering provided for in the sole paragraph would not be applicable to the Primary Offering. As mentioned above, the sole paragraph of article 28 establishes that the” Offering referred to in the caput of this article will be at least 10% (ten percent) of the shares of the capital stock held, directly or indirectly, by the Federal Government”. However, the Privatization hereby intended does not necessarily include the offering of shares held directly or indirectly by the Federal Government, but rather shares originating from the Eletrobras capital increase.

[59] "Article 28. Employees and retirees of companies controlled, directly or indirectly by the Federal Government, included in the National Privatization Program, are guaranteed the offer of part of the shares representing their capital, according to the principles established in this Law and specific conditions to be approved by the National Privatization Council, including as to: (...).”

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Thus, if Eletrobras decides to make the Offering to employees and retirees of Eletrobras within the scope of the Primary Offering, the CPPI must determine the minimum percentage of shares to be allocated to employees and retirees, together with the other relevant specific conditions, pursuant to article 28, caput, of the PND Law.

Furthermore, from a legal point of view, it is possible to consider, for purposes of the structuring of the Privatization, the priority allocation of the percentage defined to employees and retirees in the Retail Offering. Regardless of the possible understanding that there is no obligation to conduct an Offering to employees and retirees in the Primary Offering, but, in practice, the Secondary Offering is necessary to implement the Privatization, we understand that it will be mandatory to carry out the Offering to employees and retirees at least in relation to the Secondary Offering, since, in this case, the shares held by the Federal Government will be traded. In this case, the minimum Offering of 10% of the Eletrobras capital stock sold by the Federal Government will be applicable (i.e., 10% of the Secondary Offering ), according to article 28, sole paragraph, of the PND Law.

Although it is not mandatory by the PND Law, one may consider granting an incentive by the issuer (in the primary Offering) and by the seller (in the secondary Offering) for the acquisition of shares by the employees in the priority Offering. However, the granting of an incentive is not compatible with the Bookbuilding Procedure.

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For the present Privatization, it is deemed convenient to carry out an Offering to employees and retirees in the Primary Offering for the purposes of complying with the legal determination in the Secondary Offering. For modeling purposes, therefore, the amount equivalent to 10% of the shares of the primary and secondary tranches object of the Offering will be primarily allocated to employees and retirees of Eletrobras[60]. Paragraph 4 of article 30 of the PND Decree establishes that companies included in the PND may Offering shares to their employees at prices and conditions different from those distributed to the general public.

In this case, paragraph 5 of article 30 establishes that the minimum price of the other shares must be fixed in order to compensate for the reduction in the value of the shares object of the special offers. We need to highlight that this requirement is only applicable if shares are offered to employees at prices and conditions different from those distributed to the general public.

Furthermore, employees do not participate in the Bookbuilding Procedure, as this is limited to institutional investors. In other words, the employees will not influence the price of the shares that will be determined within the scope of the Offering.

XI.8. FGTS Privatization Mutual Funds

Law No. 8,036/1990, which sets out the rules applicable to the FGTS, allows the utilization of up to 50% of the existing and available funds in the workers' FGTS linked accounts for investment in quotas of Mutual Funds for Privatization of the FGTS ("FMP-FGTS”), governed by Law No. 6,385, of December 7, 1976 (according to article 20, item XII), which may, if incorporated, acquire shares within the scope of the Offering.

Decree No. 99,684/1990, which regulates Law No. 8,036/1990, provides that the application of the balance of FGTS accounts in FMP-FGTS quotas may be made individually or through Investment Clubs - CI-FGTS, respecting the aforementioned percentage (i.e., up to 50% of the existing and available funds).

[60] It is relevant consider as employees or retirees of Eletrobras, for the purposes of the Offer to Employees and Retirees: (i) employees with an original employment relationship with Eletrobras, even if assigned to another entity, on the date of the Offer; (ii) retirees who meet at least one of the following requirements: (a) have an original employment relationship with Eletrobras on the date of application for their respective retirements; or (b) have the last social security contribution made as an employee of Eletrobras; or (c) have the last social security contribution paid for by Eletrobras, due to severance incentive plans.

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Historically, within the scope of other privatization processes, such as that of Vale do Rio Doce, workers who had linked FGTS accounts had the opportunity to guarantee shares in the company through the use of FMPG-FGTS called ”CAIXA FMP - FGTS Vale do Rio Doce I”,”CAIXA FMP - FGTS Vale do Rio Doce II” and ”CAIXA FMP - FGTS Vale do Rio Doce - Migration”. Currently, Petrobras also has Caixa FMP-FGTS Petrobras IV, which is a privatization mutual fund whose investors are the holders of linked FGTS accounts and invests its resources in the acquisition of shares issued by the company.

Caixa Econômica Federal (“ CEF”), as the FGTS Operator, has the power to establish and supervise the operational procedures for the use of FGTS resources by the worker. Thus, as the FMP-FGTS are constituted in the form of an open condominium, in which exclusively individuals holding FGTS linked accounts participate, and considering that the resources invested by such people come from the referred linked accounts, the process of creating an FMP-FGTS passes through the authorization and monitoring of the CEF, more specifically by the area of internal control and Compliance of the Vice-Presidency of Investment Funds.

Regarding the authorization process for the creation of the FMP-FGTS, CEF Internal Circular nº 287/2003 (“ Circular nº 287/2003”) regulates the authorization of the FMPG-FGTS and its Administrator before the CEF, requiring only that the company fund manager: (i) is an entity duly authorized by the CVM; (ii) is qualified to participate in the public offering before the general coordinator of the offering appointed by BNDES; and (iii) register yourself and the FMP-FGTS with the CEF itself.

We recommend that a consultation be carried out to confirm, before the PGFN, whether the CPPI is responsible for determining the amount of FGTS resources to be made available for the creation of the FMP-FGTS and, if so, whether such determination must be included in a CPPI resolution, in addition to confirming which additional provisions should be included in any resolution edited by the CPPI in this regard.

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Furthermore, we suggest checking the possibility of consulting the FGTS Board of Trustees to obtain details of the registration process of the administrator and the FMP-FGTS before the CEF, which may not be foreseen in Circular nº 287/2003 or in any internal regulations of the institution.

XII.          FAIR VALUE ATTRIBUTION AND DECISION-MAKING BODY

XII.1. Fair value of Eletronuclear shares and interest in Itaipu

As mentioned in item IV of this Report, Privatization requires, under article 3, paragraph 1, and article 9 of Law 14,182, a previous stage of the Restructuring to keep the operation of nuclear plants - currently operated by Eletronuclear - under Federal Government control and to maintain the capital and purchase of Itaipu's electricity services by an agency or entity of the Federal Government.

The Restructuring will involve the creation of ENBpar and the transfer, by Eletrobras, of the entire interest it holds in Itaipu to ENBpar, as well as the subscription of equity in Eletronuclear by ENBpar, with the dilution of the interest held by Eletrobras and consequent acquisition of control of Eletronuclear by ENBpar (considering that this will be the chosen option for the transfer of control of Eletronuclear, as detailed in item IV.1.7).

From a Public Law point of view, there is no clear rule on the pricing method of a state-owned company for the purposes of the Restructuring.

The PND Decree provides, in its article 30, paragraph 3 (below transcribed), a general rule for calculating the minimum value of the assets classified in the PND: as a methodology for defining the economic value of the company to be privatized, the projection of the operating cash flow, adjusted by the values of the rights and obligations not linked to operating activities, as well as amounts that reflect contingencies and other effects.

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Article 30. The determination of the minimum price of the assets included in the PND, for privatization through the operational modalities provided for in article 7 of this Decree, will take into account the studies based on the detailed analysis of market conditions, the economic-financial situation and the prospects for the company's profitability.

§1 The studies referred to in the caput of this article shall indicate the economic value of the company as well as other parameters that may be deemed necessary to establish the sale value.

§2 The liquidation value of the company subject to privatization shall only be calculated for the purposes of § 1 of this article in cases in which it is appropriate to recommend the liquidation of the company.

§3 For the purposes of this article, the economic value of the company is considered to be that calculated from the projection of its operating cash flow, adjusted by the values of rights or obligations not linked to its operating activities, as well as by the values that reflect contingencies and other effects

It so happens that, in the cases of Eletronuclear and Itaipu, the pricing of assets included in the PND is not being discussed, but the pricing of the interests held by Eletrobras, which will be transferred to ENBpar in the context of the Restructuring. As a result, compliance with the methodology provided for in article 30, paragraph 3, of the PND Decree is not mandatory, since the nature of a state-owned company of Itaipu and Eletronuclear will be preserved (i.e., they will not be subject to privatization).

Therefore, from the point of view of Public Law, there is no ex-ante pricing method for the internal corporate reorganization conducted by the Federal Government.

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From a corporate point of view, there is also no pre-defined criteria for verifying a fair value for a transaction. However, as a parallel, there is the possibility of using any form of valuation accepted in accounting for a company valuation. Article 8, paragraph 1, of the Corporation Law, for example, provides that the valuation of assets to be used on a company's capital stock must be carried out by experts or valuation company that” must present a substantiated report, indicating the evaluation criteria and the elements of comparison used and present the documents relating to the goods evaluated”, without the mandatory determination of the evaluation criterion to be used.

In the same sense and also as a parallel, article 224, item III, of the Corporation Law provides that the transfer of assets through merger, merger or spin-off operations must be accompanied, as indicated in the filling and justification of the operation, of the indication of the “equity valuation criteria” used. There is, again, no mandatory determination of the valuation criteria.

However, even though there is no specific rule on the methodology to be used to define the value, it is necessary to justify the transfer price of the interests that Eletrobras holds in Eletronuclear and Itaipu, in order to guarantee the legal certainty of the operation.

Carrying out the transaction at fair value for the parties involved (i.e. Eletrobras, as assignor, and ENBpar, as assignee) should be a relevant point in the analysis of the relevant control bodies. In other words, the valuation of the shares cannot impair the transferor state-owned company, by setting a price lower than the “fair”, but neither can it harm the transferee government entity, by fixing a price that exceeds the “fair” value of that participation.

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Therefore, although there is no methodology pre-determined by the legislation for evaluating Eletronuclear's shares and Itaipu's capital in the context of the Restructuring, it is necessary that the methodology to be used is related to the effective value of that participation, duly justified – in other words – that reflects its fair value. In this regard, the fair value will be determined based on the definition (and respective economic and financial justification) of an analysis methodology and parameters that adequately consider such value.[61]

XII.1.1. Note on the fair value of the stake in Itaipu

The case of Itaipu presents peculiarities that deserve additional notes.

The) Transferability of the interest held by Eletrobras in Itaipu

Itaipu is a Binational Entity, created and governed by the Treaty signed by the Federative Republic of Brazil and the Republic of Paraguay, also referred to as High Contracting Parties, on April 26, 1973, and enacted by Decree No. 72,707, of August 28, 1973, its capital being owned in equal parts by Eletrobras and ANDE.

From the Public Law point of view, the analysis of the Treaty and its Annexes allows us to understand that the role conceived for Eletrobras is to appear as an instrument of the Federal Government – a long manus – to operationalize and implement the public policy underlying the Treaty, of security supply of electricity to the signatory States.

[61] Considering that there are no precedents that match the intended operation (i.e., privatization via public offering in the capital market, with corporate reorganization within the Union), it is worth mentioning, as an example of what an analysis expected by the TCU would be in terms of fair price justification, excerpt from the judgment in which the TCU evaluated the methodology used by BNDES to calculate the fair value of JBS shares acquired by BNDESPar (Rule 2342/2017-Plenary, Rapporteur Minister Augusto Sherman, Session of 10/18 /2017): “On the method used by BNDES to calculate the fair value of JBS shares after the acquisition of Smithfield and National, that is, the discounted cash flow, it can be said that, despite being a very used, is just one method among others that can also be used alternatively and, especially, concomitantly. Regarding its use, there are several consideration to be observed, such as, for example, the difficulty of estimating the discount rate by the WACC model, its contraindication in the evaluation of companies with very expressive operating liabilities, and, especially, the fact that the results presented by this method present a wide range of variation depending on small changes in the adopted assumptions. In this regard, I remind you that in the analysis report of the operation in question there is an indication of the assumptions, but not the indication of the sources from which they were extracted and also not an evaluation and a justification of the choice between assumptions or between alternative sources."

http://modelosfinanceiros.com.br/assets/documentoS.A.valiacao_de_empresa_-_jbs.pdf

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Some provisions of the Treaty corroborate the understanding that Eletrobras is only the vehicle chosen by the Federal Government to operationalize the Treaty in the national territory. One of them is that the resources necessary to pay in Itaipu's capital stock should be supplied to Eletrobras by the Brazilian Treasury (Article VIII of the Treaty), if necessary. Such supply apparently did not occur in practice, at least not directly (according to information provided by Eletrobras). Another is the impossibility of Eletrobras modifying Itaipu's bylaws, which is the prerogative of the High Contracting Parties (Article III, paragraph 2, of the Treaty). Other relevant aspects related to this topic are dealt with in item IV.2.

Therefore, one of the central issues related to the Restructuring concerns the possibility of the Federal Government replacing Eletrobras in the Treaty by another entity, at any time.

Article II, item ”d”, of the Treaty establishes that, for the purposes of the Treaty, Eletrobras shall be understood as ”Centrais Elétricas Brasileiras SA - ELETROBRÁS, of Brazil, or the legal entity that succeeds it”. In other words: the Treaty itself was conceived under the premise that Eletrobras could be replaced as an instrument of the Brazilian state in the execution of the Treaty. If, therefore, there is a succession of Eletrobras, it would be replaced without the need to modify the Treaty to expressly include the figure of the successor.

It is then necessary to analyze the extent of the aforementioned possibility of succession. It can be understood that the term is used to understand only successions resulting from transactions such as the incorporation or liquidation of Eletrobras (that is, operations where there would be the extinction of Eletrobras and its resulting replacement by another party - the so-called “universal succession") ; or also other forms of succession (such as the replacement of Eletrobras as a result of the transfer of its interest through transactions such as the sale or donation of such interest – the so-called “simple succession”). We refer to the national legal literature on the understanding of this term:

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In summary, succession can take place in two ways: universally or individually.

Succession in a singular title occurs when someone takes the position of another person in one or more specific and determined legal relationships. Thus, for example, in a credit assignment transaction, the assignee succeeds the assignor exclusively in the legal relationship arising from the assigned credit, without this operation affecting the other legal relationships that make up the assignor's assets.

(...)

In fact, what distinguishes succession in a singular title from universal succession is that, by virtue of the former, legal relationships individually considered are transmitted. In other words, for each legal relationship transferred, a specific act capable of promoting the transfer of the corresponding right or obligation must be performed.

(CARVALHOSA, MM, EIZIRIK, N. Studies in Business Law, Editora Saraiva, Pg 567-569. 1st edition., 2010.)

We understand that the meaning of the term “succeeds” in the Treaty can refer to succession both as a singular and universal title, since the Treaty does not provide any definition in this sense and, therefore, could not be interpreted restrictively to one of the forms of succession legally applicable. Likewise, the legal nature of the Treaty, as an instrument of international public law, used by the Federal Government in the exercise of its sovereignty, could not be limited by civil instruments of domestic private law. Thus, any replacement of the legal position currently held by Eletrobras in the Treaty by another entity would already meet the “succession” requirement and would meet the purpose pursued by the High Contracting Parties.

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Notwithstanding the foregoing, it is important to note that the wording contained in article 6 of the Itaipu Bylaws (Annex A to the Treaty) provides that Itaipu's capital is granted to Eletrobras and ANDE in ”equal and non- transferable shares”.

Starting from the aforementioned Public Law perspective, that the role conceived for Eletrobras in the Treaty is to appear as a long manus of the Federal Government, its replacement by ENBpar does not seem to fit properly as a ”transfer of capital from Itaipu” for the purposes of the prohibition given by article 6 of Annex A of the Treaty (Bylaws of Itaipu).

Strictly speaking, the replacement of Eletrobras by ENBpar will be the result of an internal reorganization of the Brazilian Federal Public Administration, through which ENBpar will occupy the position of Eletrobras (that is, it will succeed the latter) in the Treaty, as admitted by its article II, item ”d”, according to the interpretation mentioned above.

Itaipu's capital is not transferred to a third party unrelated to the Treaty - Eletrobras is replaced by a new “vehicle", also belonging to the organizational structure of the Brazilian High Contracting Party, which will assume the same functions until then performed by Eletrobras - succeeding it as permitted by the Treaty.

From a practical point of view, nothing changes – except the name of the state-owned company through which the Brazilian High Contracting Party will exercise its attributions in the Treaty.

Furthermore, the internal reorganization of the Federal Public Administration referred to above has national legal support in the express authorization contained in Law 14,182 for Itaipu to pass to the control of the Union, directly or through ENBpar.

In other words, we understand that the most appropriate interpretation of the term “on-transferable” in article 6 of the Itaipu Bylaws is that it refers to indirect non-transferability by the High Contracting Parties, since the Treaty (of which the Bylaws of Itaipu is an annex and, therefore, the latter cannot be interpreted in isolation from the Treaty) refers to the rights and obligations of the High Contracting Parties – namely, the Brazilian Union and Paraguay – and not to the vehicles selected by them at the time to represent them in the Itaipu enterprise.

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After all, the water resources of the Paraná River, as established in article 1 of the Treaty, are “belonging in a condominium to the two countries, from and including the Salto Grande de Sete Quedas or Salto de Guaíra to the Foz do Rio Iguaçu”, whose use was granted to Itaipu by both countries.

Precisely based on the above interpretation, it seems to us essential, precisely for compliance with the Treaty, that the interest in Itaipu be transferred, simultaneously to the Privatization, by Eletrobras to the Federal Government or a company controlled by it (in this case, ENBpar).

Therefore, in view of the foregoing, we understand that the most appropriate interpretation of the legal framework applicable to Itaipu is that obtaining consent from the Paraguayan government for the transfer of the interest held by Eletrobras in Itaipu to the Federal Government or ENBpar is not necessary, nor is it modification of the Treaty or the Itaipu Bylaws is necessary to replace references to Eletrobras with references to the Federal Government or ENBpar (as the case may be).

XII.1.2. Fair value of the transfer of interest in Itaipu

The dispositions of the item above does not mean, however, that the Federal Government would be entitled to replace Eletrobras without complying with the rules of the national legal system - whether corporate, accounting, administrative, or any other.

One of these rules, as seen in item XII.1, is to justify the transfer value of the interest held by Eletrobras in Itaipu, to guarantee the economic neutrality and legal security of the operation.

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Regardless of the structure by which the succession of Eletrobras by ENBpar is intended to be performed (i.e., whether through purchase and sale, or internal reallocation of the interest held in Itaipu within the scope of the Federal Government through indemnification, etc.), the fact is that the transaction must be carried out at fair value for the parties involved (i.e. Eletrobras, as assignor, and ENBpar, as assignee).

Not even the expropriation (i.e., repossession in the public interest) of a public service concession is carried out at zero value. Law No. 8,987/1995, which regulates the concessions rules, expressly requires that the expropriation be preceded not only by an authorizing law, but by prior payment of compensation for the portions of investments linked to reversible assets, not yet amortized or depreciated, which have been carried out with the purpose of guaranteeing the continuity and updates of the service provided, in accordance with article 37.

The valuation of such participation (or of the indemnification, as the case may be) cannot harm Eletrobras, by setting a price lower than the “fair” value, but neither can it harm ENBpar, by setting a price that exceeds the “fair” amount of that participation/indemnity.

Regarding this matter, It is important to note that the TCU has already addressed the concept of fair price in the event of privatization involving the granting of authorization through a bidding process, having essentially concluded that the fair price corresponds to a ”neutral” price: that is, the one that is not too low, implying unjust enrichment of the particular, or too high, driving away bidders[62].

[62] TCU Judgment 2032/2021 – Plenary. Rapporteur Minister Raimundo Carreiro, judged on 08.25.2021 (according to the understanding set out in Judgment 2151/2014 - Plenary. Rapporteur Minister Benjamin Zymler, judged on 08.20.2014): "A fair price means not only the one that does not is too low, but also one that is not so high as to inhibit potential investors. When the minimum price is not correctly evaluated, therefore, two equally undesirable situations can occur: a) the price is too low, leading to unjust enrichment to the individual who wins the bid, as he will pay less than the real economic value of the grant ; b) the price is very high, so that the bidding may remain deserted, with losses both for the State, which will not collect, and for society, which will not have the service. Thus, the main objective of the search for the correct assessment of the minimum price is to avoid these two extremes, in order to reconcile the exploitation of the service and the collection by the Government.”

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By analogy, fair price for the purposes of pricing the interest held by Eletrobras in Itaipu (or the indemnification to be paid by the Federal Government or by ENBpar) is understood to be one based on an economic-financial methodology compatible with the valuation of the asset, which reflects the economic value it represents.

In this regard, it is worth remembering that Eletrobras holds in Itaipu – as recorded in its balance sheet – US$50,000,000.00 paid in as capital (without updating). It is important to note that the value of the capital stock of a company rarely represents its fair value, since the capital stock represents, in this case, the historical value contributed by the holders of participation in Itaipu, and this value will naturally be consumed by Itaipu and, consequently, will enable the generation (or loss) of value as a result of its activities. Even if this value remained inert in the company's cash, it is natural that its recomposition to the partners takes place, at least, with a monetary restatement – otherwise, the recomposition would not be complete, due to the loss of money over time. Thus, in the case of Itaipu, the amount of US$50,000,000.00 (including provided for in the Treaty) for the interest held by Eletrobras in Itaipu should not be confused with the fair value of such interest.

The fair price theme will be further explored in the modeling report, as it depends not only on legal assumptions, but also on financial analysis. However, we make some considerations about the proposals presented.

Furthermore, the analysis of the fair value of the interest held in Eletrobras in Itaipu must consider that Itaipu pays income on capital, in the amount of 12% per year, pursuant to item III.1 of Annex C of the Treaty. Furthermore, under the terms of Article XV, paragraphs 4 and 5, of the Treaty, the value of these yields must be kept constant, following the fluctuations of the US dollar, referring to its standard of weight and title, in gold, in force on the date of exchange of the instruments of ratification of the Treaty. This value in relation to the weight and title in gold of the dollar of the United States of America could be replaced, in the case that the such currency no longer has reference to its official parity in relation to gold.

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Effectively, Item 2 of the DTM/T/NR Reversal Note No. 3, of January 28, 1986, deals with the replacement of the gold standard:” The real value of the amount of dollars (...) will be kept constant through the following formula: FA [adjustment factor] = (1 + 0.5 * V IG [Industrial Goods index variation]) + (0.5 * V CP [Consumer Price Index variation])”. Therefore, from then on, the income paid on the capital of Itaipu, denominated in US dollars, started to be adjusted by the defined inflation basket.

Therefore, in the specific case of Itaipu, the perspective of future free cash flows, and, therefore, the fair value measure itself, are related to the value of the capital stock (since this coincides with the initial investment). However, it is worth noting that, although related, this does not mean that the values are the same.

This peculiarity of the remuneration of Itaipu's partners makes this participation similar, from a financial point of view, to a fixed-income security that is indexed to inflation and that periodically pays a certain fixed coupon rate to its holder. For this reason, it is reasonable to understand that the fair value of the interest in Itaipu can be calculated using the same methodology used to calculate the fair value of fixed income securities, as will be further explored in the modeling report.

XII.2. Note on the fair value of shares issued by Eletronuclear

As mentioned in item IV.1.3, the technical-operational evaluation contracted under the terms of CPPI Resolution number 139, of June 10, 2020, to evaluate the amount of investments (Capital Expenditure - CAPEX) necessary for the start of commercial operation of Angra 3 has not yet been completed.

Still, on this date, the tariff at which the energy to be generated by Angra 3 will be marketed is not known (which, according to article 10 of Law 14,120, must be sufficient to guarantee the economic and financial viability of the enterprise, as well as its financing under market conditions).

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Without the above information, it is not possible to project Eletronuclear's cash flow related to Angra 3's investments and revenues.

However, as detailed in the modeling report, the Ministry of Mines and Energy requested that the BNDES, in the modeling of the transaction (which will necessarily be carried out before the conclusion of the studies contracted by Eletronuclear) consider as a certainty that the energy generated by Angra 3 will be marketed at a price just enough to cover all its costs. Thus, we understand that, from the request of the Ministry of Mines and Energy, it follows that the net present value (NPV) of the Angra 3 Plant, for the purposes of modeling the Eletronuclear segregation transaction, must be zero.

XIII.         VALUE OF ELETROBRAS SHARES TO BE OFFERED IN THE OFFERING

In the case the sale of shares arising from the Eletrobras capital increase – which corresponds to the Privatization itself – the capital market pricing rules apply, as per items VI.4 and VI.6 of this Report.

In fact, article 27 of Law 14,182 expressly authorized that privatization of companies directly controlled by the Federal Government be carried out through the sale of equity interest, including shareholding control, opening or increase of capital, with the waiver or assignment, in whole or in part, of rights of subscription, provided that the operation is carried out through a trading session on a stock exchange or a public offering for the distribution of securities in the primary or secondary markets, in compliance with the rules issued by the CVM.

Article 2 of Resolution CPPI 176, in its turn, not only established that the capitalization process must adopt the rules and practices applied to the securities market, but reinforced the applicability of such rules” especially regarding the definition of issue prices and disposal of shares and the disclosure of information to the market and the public”.

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Eletrobras' board of directors must approve the issuance price of the shares, in the context of Pricing. The issuance price of the shares must be higher than the minimum price approved by the CPPI, as per item XI.8 of this Report.

XIV.        APPROVAL OF THE MINIMUM PRICE BY THE CPPI

As seen in item III.2 of this Report, the CND (succeeded by the CPPI) is responsible to approve the” applicable conditions to privatization” (article 6, item II, item ”c”, of the PND Law).

When regulating the aforementioned rule, the PND Decree expressly framed the “minimum price" - that is, in the case of Privatization, the minimum value of the price per share within the scope of the Offering, prior to carrying out the Pricing (" Minimum Price”), as one of the privatization conditions to be approved by the CPPI (article 10, item II, item ”c” of the PND Decree)[63].

As seen earlier, the PND Decree provides in its article 30, paragraph 3 [64], a general rule for calculating the minimum price (here understood as fair value) of assets classified in the PND, namely: the projection of operating cash flow, adjusted by the values of rights and obligations not linked to operating activities, as well as the values that reflect contingencies and other effects, as a methodology for defining the economic value of the company to be privatized.

[63] "Article 10. It is incumbent upon the CND: [...] II - to approve, except in the case of financial institutions: [...] c) the conditions applicable to privatization, especially with regard to the minimum price, object of sale, payment method and participation criteria, including setting limits;”

[64] “Article 30. The determination of the minimum price of the assets included in the PND, for privatization through the operational modalities provided for in art. 7 of this Decree, will take into account the studies prepared based on a detailed analysis of market conditions, the economic and financial situation and the company's profitability prospects.

§1 The studies referred to in the caput of this article shall indicate the economic value of the company as well as other parameters that may be deemed necessary to establish the sale value.

§2 The liquidation value of the company subject to privatization shall only be calculated for the purposes of § 1 of this article in cases in which it is appropriate to recommend the liquidation of the company.

§3 For the purposes of the provisions of this article, the economic value of the company is considered to be that calculated from the projection of its operating cash flow, adjusted by the values of rights or obligations not linked to its operating activities, as well as by the values that reflect contingencies and other effects.”

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Likewise, in article 30, paragraph 6, there is authorization for other pricing criteria to be used when the shares of the company to be privatized are already traded on the stock exchange:” Paragraph 6. In offerings to the general public, when the shares being sold are of different types or classes or when they are already traded on stock exchanges, the CND [currently, the CPPI] may set the minimum price by other criteria, considering the characteristics of the securities object of each Offering.”

According to article 31 of the PND Decree,” the minimum price will be fixed based on evaluation studies, prepared by two companies contracted through a public bidding promoted by the FND Manager” - this contract was coordinated, in the present case, by the BNDES (i.e., Privatization Services A and B).

If there is a divergence as to the minimum price recommended in the appraisals, which is greater than 20%, the CPPI will be entitled to determine the hiring of a third appraiser, to comment, within 60 days, on the appraisals, in which case the respective study will also serve as a basis for the determination of the minimum price (Article 31, paragraph 1). The CPPI itself may even determine the review of the evaluation studies, in the case of relevant events that occurred after their preparation (article 31, paragraph 3).

As a rule, the PND Law provides that the minimum price for the sale of shares must be submitted to the deliberation of the competent body of the holder of the shares, in which case the CPPI resolution approving the general conditions for privatization[65]will be used by the representative of the holder of the shares as an instruction to vote for the resolution (article 15, caput and paragraph 1, of the PND Law).

[65] Pursuant to article 6, item II, item “c” of the PND Approval Law, the CPPI is responsible for approval of the conditions applicable to privatization.

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This rule seems to have been designed for privatization in the form of disposal of equity interest held by the Federal Government, through a bidding procedure (usually in the form of auction). In this case, the bidding notice contains the minimum price to be considered by the bidders – a price which, under the terms of the aforementioned provision, must have been previously approved by the CPPI and by the representative of the holder of the shares.

Considering that the Privatization will occur through a capital increase, there is no “competent body for the holder of the shares”. The shares resulting from the increase will be the object of original acquisition within the scope of the Offering. In this sense, the device has no applicability to the case in question.

Likewise, the provision does not apply to the Secondary Offering. According to article 15, paragraph 2,” the provisions of this article do not apply to cases of disposal of shares, assets or rights when directly held by the Union”.

In short, the Minimum Price of the shares must be approved by the CPPI, which may take into account a criteria that consider the characteristics of the securities object of the Offering to fix it, pursuant to article 30, paragraph 6.

Compliance with the Minimum Price approved by the CPPI will be a condition for carrying out the Offering. That is, if, on the Pricing date, the price per share is set at a value lower than the Minimum Price approved by the CPPI, there will be no Offering, or the Minimum Price approved by the CPPI will need to be modified.[66]

[66] Strictly speaking, it is possible to make a smaller offer. However, this would require an amendment to the Offer documentation, with the opening of a period for a new analysis by the CVM and, if a retail procedure has already been opened, it will be necessary to open a period of 5 business days from the date of modification so that they can request retraction, in the terms of CVM Instruction 400. The modification must be evaluated in light of the timetable for the purpose of the Offering.

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XIV.1. Governance and confidentiality of the approval of the minimum price by the CPPI

The CND (succeeded by the CPPI) is the competent entity to approve the “applicable conditions to privatization” (article 6, item II, item ”c”, of the PND Law). As we have already mentioned in this report, the CPPI must specifically approve the “minimum price” – that is, in the case of Privatization, the minimum price per share within the scope of the Offering (“Minimum Price”).[67]

Fixing the Minimum Price prior to Pricing would cause the risk of investors limiting their investment orders to the Minimum Price (i.e., anchoring). In other words: there would be a risk that the price per share to be defined in Pricing would correspond to the Minimum Price, since the CPPI deliberation would be public and investors would already be aware that, even if they limited the price per share of the Offering at the Minimum Price, the Offering would be concluded, given the support of the CPPI approval.

In order to avoid anchoring in the Offering pricing procedure, it is recommended that the CPPI approve the Minimum Price immediately after the Bookbuilding Procedure is concluded and prior to the approval of the price per share by the Eletrobras board of directors.

The compliance, by the board of directors of Eletrobras, of the Minimum Price approved by the CPPI will be a condition for the performance of the Offering.

The step by step for the governance of approval of the Minimum Offering Price by the CPPI is as follows[68]:

(i) Editing of a resolution by the CPPI approving the applicable conditions to Privatization. This resolution will indicate that the Minimum Price will be fixed by the CPPI on the Pricing date and will not be lower than the average of the independent economic-financial assessments contracted by BNDES.

[67] “PND Decree. Article 10. It is incumbent upon the CND: [...] II - to approve, except in the case of financial institutions: [...] c) the applicable conditions to privatization, especially with regard to the minimum price, object of sale, payment method and participation criteria, including setting limits;”

[68] Step-by-step considers recent discussions with the CPPI prior to the preparation of this report. Subject to modifications.

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(ii) Submission to the TCU of the studies containing the independent economic-financial assessments contracted by BNDES, observing the procedure, term and confidentiality provided for in item III.2.11 of this Report.

(iii) On the date of conclusion of the Pricing, the CPPI will approve the Minimum Price, which cannot be lower than the average of the independent economic-financial assessments contracted by BNDES.

(iv) On the same date of conclusion of the Pricing, the CPPI will become aware, through communication of Eletrobras, of the result of the Bookbuilding Procedure and the Price per Share, will decide on the exercise of the option to increase the number of shares offered, through the issuance or sale of the Supplementary Shares and, if agreed, ratify the Price per Share (defined in accordance with items III.9,”a” and ”c”, of this Report).

(v)	Also, on the same date mentioned above, the CPPI will inform Eletrobras of the Minimum Price approved and the Price per Share ratified and the Eletrobras Board of Directors will meet to ratify the Price per Share (according to the provisions of article 170, second paragraph, of the Corporation Law).

Pursuant to article 5, paragraphs four and five, of the PND Law, and article 12 of the PND Decree, the president of the CPPI has the prerogative to deliberate ad referendum of the collegiate in cases of urgency and relevant interest, in which case he must submit the decision to the collegiate body at the first meeting that follows that decision. In view of the procedure and schedule of the Offering and the governance of approval of the Minimum Price, the approval of the CPPI must take place after the conclusion of the Bookbuilding Procedure, on the same day, which justifies the urgency and relevance for an ad referendum decision In this sense, the Minister of Economy, as President of the CPPI (according to article 3, item I, of the PPI Decree), may carry out the deliberation ad referendum.

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Although there is no deliberation on the Minimum Price by the CPPI before Pricing, it is important that the studies contracted by BNDES that contain the independent economic-financial evaluations, as well as the report of assumptions that justify them, are kept confidential, since they fundament the calculation of the Minimum Price, which shall not be known to the general public until the end of Pricing.

And there is a basis for this in the PND legislation: article 28, first paragraph, of the PND Decree establishes that, excluding information concerning matters related to industry or trade secrets, the CND (CPPI) will ensure, at any interested, access to the economic and patrimonial evaluation studies after the publication of the respective public notice of the shares or assets and the appreciation of the referred studies by the Council.

In the present case, as explained above, the Offering will not have a bidding notice, but a Preliminary Prospectus, which will contain information related to the Offering, and a Definitive Prospectus, which will contain the Minimum Price, after the Bookbuilding procedure.

Thus, considering that the purpose of art. 28 of the PND Decree is to protect information related to the Privatization from public access, ensuring the equality of those interested in participating in the Offering, the economic and patrimonial evaluation studies must be accessible to the general public only after the publication of the Definitive Prospectus, as this is the document that effectively contains the Price per Share in the context of the Offering, after the Pricing has been concluded. In this way, the effect of anchoring reserve requests from investors is avoided, which could, consequently, lead to a reduction in the value to be obtained by the Federal Government and Eletrobras within the scope of the Offering.

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It is recommended, therefore, that the CPPI Resolution determines, based on article 28, paragraph one, of the PND Decree, that the economic-financial evaluation reports be kept confidential, at least until the Pricing conclusion date, and the report of assumptions to be used in the economic-financial assessment models, as these documents support the calculation of the Minimum Price and its disclosure to the public is capable of resulting in anchoring.

The recommendation of confidentiality is also valid within the scope of the TCU, which has the duty to protect the confidential information produced by the TCU or under its custody, under the terms of Resolution 294/2018, which regulates the theme within the scope of this control body.

It is up to the TCU employees, when receiving information from an external individual or legal entity, to reproduce the classification assigned by the source of such information (Article 6). Furthermore, according to article 17 of Resolution 294/2018, the TCU is responsible for controlling access to and disclosure of confidential information produced by the TCU or held in its custody, in order to protect the information, provided that, under the terms of paragraph 2 of the same legal provision, access to confidential information creates an obligation for the person who obtained it to protect the confidentiality.

In this sense, it will be necessary, when sending the documents, to inform the confidentiality of the information related to the minimum price of the Offering so that the TCU can maintain access, disclosure and treatment of the information restricted to people who need to know it.

Unlike the documents and information related to the Minimum Price, whose confidentiality until the disclosure of the Definitive Prospectus derives from article 28, paragraph one, of the PND Decree, the legal due diligence reports are not covered by such provision, as they do not qualify as studies of economic and patrimonial evaluation.

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However, even though Law No. 12,527, of November 18, 2011 (“Access to Information Law”) applies, which provides for the procedures to be observed by the Union, States, Federal District and Municipalities, in order to ensure access to information, this legal diploma establishes that its provisions do not exclude other legal hypotheses of secrecy (article 22). In detailing the provision, Decree No. 7,724, of May 16, 2012, which regulates the Access to Information Law, specifically establishes that its provisions on access to information do not apply to the cases of secrecy provided for in the legislation, such as operations and services in the capital market (article 6, item I).

In the case of legal due diligence reports, there are fundamentals of capital market legislation that justify being kept confidential for a period, provided that they are disclosed until the date of launch of the Offering. Such reports, prepared by independent third parties, may contain sensitive information for Eletrobras as a publicly-held company, and may, for example, give rise to discrepancies in relation to consolidated information in financial statements and affect the market's perception of the company, if they come to be disclosed before Eletrobras has the opportunity to evaluate them.

In this sense, there are capital market fundamentals so that the Federal Government, Eletrobras' controlling shareholder, which will have access to the legal diligence reports in the context of the Privatization structuring, keep them confidential for the period necessary to evaluate them with Eletrobras. One of them is article 48, item I, of CVM Instruction 400, which establishes a duty to the issuer, the offeror, the intermediary institutions (the latter since the contracting), involved in a public distribution Offering, decided or planned, and to the persons that they are working with or advising them in any way, without prejudice to the issuer's disclosure of periodic and occasional information required by the CVM, to limit the disclosure of information related to the Offering to what is necessary for the purposes of the Offering, warning the addressees about the reserved nature of the information transmitted, until the public Offering is disclosed to the market.

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Another reason comes from Resolution No. 44, of August 23, 2021, of the CVM (“Resolution No. 44/2021”), according to which any decision of the controlling shareholder, resolution of the general shareholders meeting or of the governing bodies is considered “relevant” management of the publicly-held company, or any other act or fact of a political-administrative, technical, business or economic-financial nature that has occurred or is related to its business that may significantly influence: (i) the quotation of securities issued by the publicly-held company or referenced by them; (ii) investors' decision to buy, sell or hold those securities; or (iii) in the decision of investors to exercise any rights inherent to the condition of holder of securities issued by the company or related to them. In this case, the legal due diligence and accounting-equity due diligence reports are considered relevant, as they have the power to affect investors' decisions, as well as the price of securities (Article 2).

As a rule, relevant facts and acts must be published. It is incumbent upon the Investor Relations Officer to send to the CVM, through the electronic system available on the CVM's website on the world wide web, and, if applicable, to the managing entities of the markets in which the securities issued by the company are admitted to trading, any material act or fact occurred or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading (Article 3 of Resolution No. 44/2021).

Exception is made by article 6, caput, of Resolution No. 44/2021, in the sense that material acts or facts may, exceptionally, fail to be disclosed if the controlling shareholders or managers understand that their disclosure will damage the legitimate interest of the company. Considering that the due diligence reports may raise divergences in relation to information consolidated in financial statements and affect the market's perception of the company, their disclosure before Eletrobras had the opportunity to evaluate the information and notes contained therein, may “put in risk the legitimate interest of the company”, there being, therefore, grounds for the Union to keep them confidential. Notwithstanding, the controlling shareholders and administrators are obliged, under the terms of article 6, sole paragraph, to, directly or through the Eletrobras investor relations officer, immediately disclose the material act or fact, in the event that the information escapes control or if there is an unusual fluctuation in the quotation, price or traded quantity of securities issued by the publicly-held company or referenced thereto.

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Thus, considering that the content of the legal diligence reports can be considered relevant, Eletrobras must evaluate the information and notes contained therein before the date of launch of the Offering, so that publicity is given, before the Offering, to the documents or contents that are effectively characterized as a relevant fact.

XIV.2.       Convenience of price approval by the CPPI after completion of the Bookbuilding Procedure

Unlike the usual privatization scenario, in which the minimum sale price of the shares of the company to be privatized, approved by the CPPI, corresponds to the minimum auction price, formalized in the respective public notice, in the case of Eletrobras, the Privatization will occur through the Offering.

In general terms, Eletrobras will hire one or more investment banks to act as coordinators of the Offering, and such bank(s) may hire other consortium institutions to intermediate the Offering.

The choice of the criteria for fixing the price per share is justified, under the terms of article 170, paragraph 1, item III, of the Brazilian Corporation Law, having as a parameter the indications of interest according to the quality and quantity of the demand (by volume and price) for the shares, collected from investors, within the scope of the Bookbuilding Procedure, not promoting, therefore, unjustified dilution of Eletrobras shareholders.

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The price per share on the Pricing date will not be indicative of the price that will prevail in the market after the completion of the Offering, and may be changed upwards or downwards after the completion of the Bookbuilding Procedure.

It is worth mentioning that the Bookbuilding Procedure follows economic criteria for price formation, typically practiced by coordinating banks, which seek to combine price formation with legitimate objectives for the promotion of the capital market[69], such as the composition of investors' portfolio of quality and liquidity of the assets [70].

It is important to be clear, moreover, that, in the retail Offering, there is no distinction between investors, with shares being allocated proportionally to reserve requests (pro rata).

[69] It should be noted that, according to article 1, item IV, of the PND Law, one of the fundamental objectives of the PND is “to contribute to the strengthening of the capital market, through the increase in the supply of securities and the democratization of property of the capital of the companies that integrate the Program” – an objective whose pursuit is linked to the compliance of the rules and procedures typically practiced in the capital market.

[70] It is worth mentioning the TCU's position in the analysis of Petrobras' divestment process involving BR Distribuidora, in relation to the price formation of the public offer. In summary, a typical bookbuilding procedure was carried out and the TCU did not identify risks that would recommend additional control actions (positioning of the technical area, not contested in the vote):

“294. It appears that the references adopted were the quotation of common shares on the Stock Exchange and the procedure for collecting interest from institutional investors: The Price per Share was fixed after the conclusion of the procedure for collecting investment intentions carried out with Institutional Investors (as per defined below) by the Offering Coordinators, in Brazil, under the terms of the Distribution Agreement, and by the International Placement Agents, abroad, as provided for in article 23, paragraph 1, and in article 44 of CVM Instruction 400 ("Bookbuilding Procedure "). The choice of criteria for determining the Price per Share is justified by the fact that the Shares will be distributed through a public offering, in which the market value of the Shares was measured having as parameter (i) the quotation of the common shares issued by Company on B3; and (ii) the result of the Bookbuilding Procedure, based on indications of interest in terms of the quality and quantity of demand (by volume and price) collected from Institutional Investors during the Bookbuilding Procedure. Non-Institutional Investors (as defined below) that adhered to the Retail Offer (as defined below) did not participate in the Bookbuilding Procedure, and therefore did not participate in the setting of the Price per Share. (...) 302. Thus, how much the analyzed and reported aspects of the divestment process called Projeto Monteiro, no risks were identified that recommend, for the time being, additional control actions.” Judgment 1177/2020-Plenary, Rapporteur Minister Walton Alencar Rodrigues, Session of 05/13/2020.

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The discretion to allocate investment in offerings is permitted by regulation of the CVM itself (CVM Instruction 400), but is limited to institutional investors and must observe fair and equitable treatment of investors, within the context of the Bookbuilding Procedure:

CVM Instruction 400:

Article 33. (...) §3 The distribution leader, with the express consent of the offeror, will organize a distribution plan, which may take into account its relationships with customers and other considerations of a commercial or strategic nature, of the leader and the offeror, so that the Intermediary Institutions must ensure:

I - that the treatment of investors is fair and equitable;

II - the adequacy of the investment to the profile risk of their respective clients; and

III - that the sales representatives of the institutions participating in the distribution consortium previously receive a copy of the prospectus for mandatory reading and that their doubts can be clarified by a person designated by the leading institution of the distribution.

Circular Letter No. 1/2021-CVM/SRE:

Also, despite the possibility provided for in §3 of art. 33 of CVM Instruction 400/2003, it should be clear in the Offering documentation that, within the scope of the distribution plan, customer relations and other considerations of a commercial or strategic nature, of the leader and the offeror, under no circumstances may be considered in the allocation of non-institutional investors.

It is even reasonable that Eletrobras can opt for institutional investors who are more familiar with Eletrobras' business or institutional investors whose invested portfolio is for long-term, as they contribute positively, for example, to price formation and to generate higher quality of stock trading on the secondary market. We need to highlight, however, that the analysis in question is based on economic foundations, which go beyond the legal field and are now only mentioned as examples.

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Although investment allocation fundamentals are typically economic, coordinating banks should formalize interactions with investors (via e-mail, for example), in order to contribute to the traceability of the operation.

As seen earlier, in the exercise of inspection of privatizations, the TCU requires the presentation of a ”proposal and act of fixing the minimum sale price, accompanied by the respective justifications” (Article 4, item XIII, of IN 81/2018). The managing body of the Privatization process must deliver the information and documents necessary for the inspection of the TCU at least 90 days before the date scheduled for publication of the bidding notice (or, in the case of the Offering, the Draft of the Preliminary Prospectus).

Considering that the Board of Directors, within the authorized capital of Eletrobras, to be provided for in the Bylaws, defines the Offering Price per Share, the Minimum Price to be approved by the CPPI will not be, strictly speaking, the same value defined in the Pricing.

Since Eletrobras shares are already traded on B3, to define the price per share on the Pricing date, one of the parameters used will be the quotation of the ONs issued by Eletrobras on B3 on the immediately preceding business day, as well as on the last trading sessions.

In the capital markets, it is usual that, when a publicly-held company that already trades shares makes a subsequent Offering (a follow-on, as is the case with Eletrobras in relation to the Offering), the price per share defined in the Pricing of this subsequent Offering is less than the screen price.

In view of the importance of not disclosing the Minimum Price of shares prior to Pricing, CPPI will make a decision on the Pricing date, disclosing the minimum price obtained based on studies conducted by BNDES and ratifying the Price per Share (respecting as a minimum the price foreseen in the studies), so that the Eletrobras board of directors knows the information prior to the approval of the Offering Price per Share.

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If necessary, due to the short term, the approval of the CPPI may be ad referendum, according to article 5, fourth and fifth paragraphs, of the PND Law and article 12 of the PND Decree. According to these provisions, the President of the CPPI (in this case, the Minister of Economy, according to article 3, item I, of Decree No. 10.245/2020, and the decision ad referendum will be submitted to the CPPI at the first meeting after the deliberation.

Therefore, on the Pricing date, the CPPI will approve the value of the minimum price obtained in the studies conducted by BNDES, ratify the Price per Share and inform Eletrobras so that its board of directors, pursuant to article 170, paragraph 2, of the Corporation Law, also ratifies the Price per Share, which must take place at a meeting to be held on the same date.

At the same time, the CPPI will decide on the exercise of the option to increase the number of shares offered, through the issuance or sale of Supplementary Shares, in the event of an excess of demand.

With respect to the Supplementary Shares, as previously agreed between Eletrobras, União and the Offering Coordinators, such option will already be provided for in the Offering Documents, and, on the Pricing date, all ancillary contracts for its execution, if applicable, including, but not limited to, the Stabilization Agreement and the Share Lending Agreement.

Finally, we need to highlight that it will not be possible to eliminate the risk that, after the Offering, the price of shares issued by Eletrobras on B3 will rise significantly and questions arise that the shares traded in the Offering could have been offered to a higher price.

Nevertheless, the variation in the price of a company's shares after the Offering, either up or down, is an intrinsic characteristic of the capital market.

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Assuming that Pricing will respect the Minimum Price and article 170, paragraph 1, item III, of the Brazilian Corporation Law, we understand that the risk of such further questioning is remote. The definition of a Minimum Price guarantees that the Privatization will take place at the price considered adequate by the Federal Government competent bodies. That is, after carrying out an economic-financial analysis of Eletrobras, the Federal Government obtained a value that is the minimum for which it would be advantageous to cease exercising control over Eletrobras.

In parallel, the Bookbuilding Procedure ensures that potential investors indicate how much they are interested in purchasing the company's shares, ensuring that the share price is adequate to obtain the necessary number of investors with the desired profile.

Therefore, if the Offering occurs at a price equal to or greater than that determined by the CPPI, there is no need to talk about any damage to the Public Administration or the possibility that the Offering could have been made for a higher value.

Possible variations in the values of the company's shares follow the normal dynamics of the capital market, which takes into account factors external to Eletrobras, in addition to speculative criteria used by investors to guide their strategies. The governance and procedures of the Offering will be the same whether it involves primary distribution only or primary and secondary distribution.

XV.         ACTIONS RECOMMENDED BY THE CGU

CGU's Assessment Report No. 821813, dated September 6, 2021, was prepared with the objective of verifying the governance and risk management of the Privatization process, in order to contribute to the transparency of the process, assessing the maturity of the supporting documentation for decision-making and ensuring that it is in compliance with international best practices in company privatization.

230

The report presents the result of the audit of the Privatization process, carried out between February and November 2020, pursuant to article 24, item VI of Law No. 10,180/2001, and provides for certain recommendations to the Privatization process, which would involve additional steps, as listed below.

XV.1. Actions to be carried out by the Ministry of Mines and Energy

The Ministry of Mines and Energy must prepare an Action Plan in order to ensure that the products and services provided by Cepel, which have characteristics of typically governmental activity or supporting the operation of the SIN, continue to be offered to the Brazilian electricity sector.

The Ministry of Mines and Energy shall also carry out a feasibility study of ENBpar to be created pursuant to article 9 of Law 14,182 (or of Eletronuclear, in the case of paragraph 2 of that article), in order to: (i) estimate budget amounts to be allocated to the maintenance of control of Eletronuclear and Itaipu and the continuity of the activities of these subsidiaries; and (ii) to evaluate the costs for the implementation and maintenance of the necessary structure for the operationalization of the public policies assigned to it and the expected revenues for its coverage.

XV.2. Actions to be carried out by SEDDM (Special Secretariat for Privatization, Divestment and Markets)

SEDDM shall consult ANEEL and EPE so that, within their competences, they may give their opinion on the main risks that may (i) impact the outcome of the process, or (ii) materialize as a result of the foreseen changes for the electricity sector in the process (including discounting of hydroelectric plants). SEEDM should ask the bodies to consider, in particular, the risks related to energy security (in its different dimensions), market structure and legal certainty, considering the approved capitalization model; and that suggestive alternative measures that could be used to mitigate these risks.

In the Privatization process, SEDDM shall also consult CADE and CVM so that, within their competence, they produce studies or opinions regarding: (i) the market structure and concentration scenarios resulting from the privatization of Eletrobras, considering the model approved (capitalization); and (ii) mechanisms to avoid the concentration of market power and increase the legal certainty of the defined model.

231

XV.3. Actions to be carried out by BNDES

In the process of privatization of Eletrobras, the BNDES shall incorporate, in the studies to be conducted to detail the modeling approved in all relevant assumptions, the identification, evaluation, analysis, management and control of potential events or associated risk situations regarding the privatization of Eletrobras in order to provide reasonable security in achieving the privatization objectives.

The BNDES shall also ensure that the amounts to be allocated by the Union, directly or indirectly, as a result of the Restructuring referred to in item I of article 3 of Law 14,182, to maintain the control of Eletronuclear and Itaipu are based in appropriate valuations of those holdings.

* * * *

SIGNATURE PAGE OF THE

LEGAL ASSESSMENT REPORT - ELETROBRAS

(dated October 18, 2021 )

232

__________________________________________________________

BANCO GENIAL SA

By: Ricardo Augusto Justo Jacobucci / Mikael Martins Silva / Rafael Augusto Tapetti

__________________________________________________________

TAUIL & CHEQUER ADVOGADOS ASSOCIATED WITH MAYER BROWN LLP

By: Bruno Dario Werneck / Débora Yanasse / Bruno Salzano

233

SCHEDULE II.3 – VOLUME OF SHARES TRADED ON B3, NYSE AND LATIBEX

SHARES TRADED ON B3

Fiscal Year	12/31/2020
Quarter	Securities	Species	Class	Market	Administrative Entity	Traded volume (BRL)	Daily Average	Highest quotation value (BRL)	Lowest quotation value (BRL)	Quote factor
12/31/2020	Share	Common		Stock Exchange	BM&FBOVESPA S.A.- B3	11,171,024,787	31.01	35.98	27.58	BRL per Unit
09/30/2020	Share	Common		Stock Exchange	BM&FBOVESPA S.A.- B3	14,992,122,201	32.38	36.03	28.05	BRL per Unit
06/30/2020	Share	Common		Stock Exchange	BM&FBOVESPA S.A.- B3	9,394,266,964	23.42	28.42	18.42	BRL per Unit
03/31/2020	Share	Common		Stock Exchange	BM&FBOVESPA S.A.- B3	11,695,066,171	30.00	37.26	13.59	BRL per Unit
12/31/2020	Share	Preferred		Stock Exchange	BM&FBOVESPA S.A.- B3	4,722,092,869	31.20	35.62	28.05	BRL per Unit
09/30/2020	Share	Preferred		Stock Exchange	BM&FBOVESPA S.A.- B3	7,626,026,662	33.08	36.49	28.85	BRL per Unit
06/30/2020	Share	Preferred		Stock Exchange	BM&FBOVESPA S.A.- B3	5,823,421,611	25.36	29.37	20.56	BRL per Unit
03/31/2020	Share	Preferred		Stock Exchange	BM&FBOVESPA S.A.- B3	7,280,298,635	31.29	37.72	16.34	BRL per Unit

SHARES TRADED ON NYSE

Fiscal Year	31/12/2020
Quarter	Securities	Species	Class	Market	Administrative Entity	Traded volume (BRL)	Daily Average	Highest quotation value (BRL)	Lowest quotation value (BRL)	Quote factor
12/31/2020	ADRs	Common		Stock Exchange	New York Stock Exchange (NYSE)	189,758,048	5.83	7.12	4.98	US$ per Unit
09/30/2020	ADRs	Common		Stock Exchange	New York Stock Exchange (NYSE)	234,603,228	6.04	6.85	5.06	US$ per Unit
06/30/2020	ADRs	Common		Stock Exchange	New York Stock Exchange (NYSE)	251,718,971	4.40	5.80	3.17	US$ per Unit
03/31/2020	ADRs	Common		Stock Exchange	New York Stock Exchange (NYSE)	293,244,575	6.83	8.85	2.78	US$ per Unit
12/31/2020	ADRs	Preferred		Stock Exchange	New York Stock Exchange (NYSE)	6,328,604	5.78	6.92	4.77	US$ per Unit
09/30/2020	ADRs	Preferred		Stock Exchange	New York Stock Exchange (NYSE)	15,376,099	6.13	7.04	5.07	US$ per Unit
06/30/2020	ADRs	Preferred		Stock Exchange	New York Stock Exchange (NYSE)	20,303,188	4.68	5.94	3.42	US$ per Unit
03/31/2020	ADRs	Preferred		Stock Exchange	New York Stock Exchange (NYSE)	20,120,067	7.09	8.95	3.08	US$ per Unit

SCHEDULE II.4 – COMPARISON OF LEVEL 1, LEVEL 2 AND NEW MARKET SEGMENTS

	NEW MARKET	LEVEL 1	LEVEL 2
Capital stock	CSs Only	CSs and PSs (according to legislation)	CS and PS Shares (with additional rights)
Minimum percentage of outstanding shares (free float)	25% or 15%, in case the average daily trading volume exceeds BRL 25 million	25%	25%
Public Offerings for the Distribution of Shares	Share dispersion efforts, except for offers based on CVM Instruction 476 of January 16, 2009	Shareholding dispersion efforts	Shareholding dispersion efforts
Prohibition of statutory provisions	Voting limitation of less than 5% of the capital, qualified quorum and "fundamental clauses"	There is no specific rule	Voting limitation of less than 5% of the capital, qualified quorum and "fundamental clauses"
Composition of the Board of Directors	Minimum of 3 members (according to legislation), of which at least 2 or 20% (whichever is greater) must be independent, with a unified term of office of up to 2 years	Minimum of 3 members (according to legislation), with a unified term of up to 2 years	Minimum of 5 members, of which at least 20% must be independent with a unified term of up to 2 years

	NEW MARKET	LEVEL 1	LEVEL 2
Prohibition of the accumulation of positions	Chairman of the Board and Chief Executive Officer or Main Executive by the same person. In the event of a vacancy that culminates in the accumulation of positions, certain disclosures are mandatory.	Chairman of the Board and Chief Executive Officer or Main Executive by the same person (3-year grace period from joining)	Chairman of the Board and Chief Executive Officer or Main Executive by the same person (3-year grace period from joining)
Obligation of the Board of Directors	Statement on any public offer for the acquisition of shares issued by the company (with minimum content, including alternatives to the acceptance of the OPA available in the market)	There is no specific rule	Statement on any public offer for the acquisition of shares issued by the company (with minimum content)
Financial Statements	(according to legislation)	(according to legislation)	Translated to english
Information in English, simultaneous to the disclosure in Portuguese	Material facts, information on earnings (notice to shareholders or announcement to the market) and earnings press release	There is no specific rule	There is no specific rule, further than the Financial Statements (see item above)

	NEW MARKET	LEVEL 1	LEVEL 2
Annual Public Meeting	Public presentation (in person, via teleconference, videoconference or other means that allows remote participation) on the disclosed information, within 5 business days after the disclosure of quarterly results or financial statements	Mandatory (in person)	Mandatory (in person)
Corporate Events calendar	Mandatory	Mandatory	Mandatory

	NEW MARKET	LEVEL 1	LEVEL 2
Additional disclosure of information

Regulations of the Board of Directors, of its advisory committees and of the Fiscal Council, when installed

Code of Conduct (with minimal content)

Policies regarding (i) compensation; (ii) appointment of members of the Board of Directors, its advisory committees and statutory board; (iii) risk management; (iv) related party transactions; and (v) trading of securities, with minimum content, except for remuneration

Disclosure (i) annual summary report of the statutory audit committee covering the points indicated in the regulation; or (ii) quarterly minutes of the Board of Directors' meeting, informing the report of the non-statutory audit committee

		Securities trading policy and code of conduct	Securities trading policy and code of conduct
Tag Along Concession	100% for CSs	80% for CSs (according to legislation)	100% for CS and OS shares

	NEW MARKET	LEVEL 1	LEVEL 2
Departure from the segment/Offer to Public Acquisition of Shares (OPA)	Execution of an OPA at a fair price, with a quorum of acceptance or agreement with the exit from the segment of more than 1/3 of the holders of outstanding shares (or a higher percentage provided for in the Bylaws)	Not applicable	Execution of an OPA, at least, for the economic value in case of cancellation of registration or exit from the segment, unless there is migration to the New Market
Adhesion to the Market Arbitration Chamber	Mandatory	Optional	Mandatory
Audit Committee	The installation of an audit committee, statutory or non-statutory, is mandatory, which must meet the requirements indicated in the regulation: composition and attributions	Optional	Optional
Internal Audit	The existence of an internal audit area that must meet the requirements indicated in the regulation is mandatory	Optional	Optional
Compliance	Mandatory implementation of compliance functions, internal controls and corporate risks, being prohibited from accumulating with operational activities	Optional	Optional

SHARES TRADED ON LATIBEX

Social exercise	12/31/2020
Quarter	Securities	Species	Class	Market	Administrative Entity	Traded volume (€)	Daily Average	Highest quotation value (€)	Lowest quotation value (€)	Quote factor
12/31/2020	Share	Common		Stock	Latibex- Madrid Stock Exchange	192,203	5.28	6.15	4.68	€$ per Unit
09/30/2020	Share	Common		Stock	Latibex- Madrid Stock Exchange	214,621	5.72	6.60	4.64	€$ per Unit
06/30/2020	Share	Common		Stock	Latibex- Madrid Stock Exchange	263,658	4.50	5.50	3.26	€$ per Unit
03/31/2020	Share	Common		Stock	Latibex- Madrid Stock Exchange	161,766	6.17	9.15	2.80	€$ per Unit
12/31/2020	Share	Common		Stock	Latibex- Madrid Stock Exchange	18,546	5.14	6.00	4.50	€$ per Unit
09/30/2020	Share	Common		Stock	Latibex- Madrid Stock Exchange	4,151	5.60	6.60	5.15	€$ per Unit
06/30/2020	Share	Common		Stock	Latibex- Madrid Stock Exchange	42,999	4.57	5.40	3.74	€$ per Unit
03/31/2020	Share	Common		Stock	Latibex- Madrid Stock Exchange	54,262	6.21	9.10	3.80	€$ per Unit

* * *

SCHEDULE II.5 – LEGISLATIVE OVERVIEW APPLICABLE TO ELETROBRAS

Part 1

1.	SPECIFIC LEGISLATION AND REGULATION OF ELETROBRAS

1.1.	Eletrobras

•	Legislation

Law	Summary
Law No. 3,890-A, of April 25, 1961	Authorizes the Federal Government to constitute the company Centrais Elétricas Brasileiras S.A. - Eletrobrás and takes other measures.
Law No. 4,428, of October 14, 1964	Authorizes Centrais Elétricas Brasileiras S. A. - Eletrobrás to acquire, by purchase, shares of utility companies mentioned and takes other measures.
Law No. 4,400, of August 31, 1964	Amends the Law No. 3,890-A, of April 25, 1961, and takes other measures.
Law No. 5,372, of December 06, 1967	Extends to public electric power utility companies whose shareholding control has been or will be acquired by Centrais Elétricas Brasileiras S.A. - Eletrobrás, the provisions of article 16 of Law No. 3,890-A, of April 25, 1961, and takes other measures.
Law No. 5,824, of November 14, 1972	Provides for compulsory loan, in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás.
Complementary Law No. 13, of October 11, 1972	Authorizes the institution of compulsory loan in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás and takes other measures.
Decree-Law No. 1,513, of December 29, 1976	Provides for the incidence of the Compulsory Loan in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás.
Decree-Law No. 1,634, of August 31, 1978	Provides for exemption from the Compulsory Loan in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás.

Decree-Law No. 1,936, of April 26, 1982	Provides for compulsory loan in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás.
Law No. 7,181, of December 20, 1983	Postpones the term of the compulsory loan instituted in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás and takes other measures.
Law No. 9,163, of December 15, 1995	Authorizes the creation of a subsidiary of Centrais Elétricas Brasileiras S.A. - Eletrobrás and takes other measures.
Law No. 9,619, of April 02, 1998	Authorizes Centrais Elétricas Brasileiras S.A. - Eletrobrás and the Federal Government acquire shares of Companhia Energética de Alagoas CEAL, of Companhia Energética do Piauí CEPISA, of Centrais Elétricas de Rondônia S.A. - Ceron and of Companhia de Eletricidade do Acre - Eletroacre, for the purpose of including these companies in the National Privatization Program as well as the increase in the capital stock of Companhias Docas do Rio de Janeiro - CDRJ and Docas do Estado de São Paulo - Codesp, and takes other measures.
Law No. 9,648, of May 27, 1998	Amends provisions of the Laws No. 3,890-A, of April 25, 1961, No. 8,666, of June 21, 1993, No. 8,987, of February 13, 1995, No. 9,074, of July 07, 1995, No. 9,427, of December 26, 1996, the Executive Power to promote the restructuring of Centrais Elétricas Brasileiras - Eletrobrás and its subsidiaries and takes other measures.
Law No. 11,651, of April 07, 2008	Gives new wording to the 1st and 2nd articles of Law No. 10,841, of February 18, 2004, which authorizes the Federal Government to exchange Treasury Financial Certificates, and to paragraph 1 of article 15 of Law No. 3,890-A, of April 25, 1961, which authorizes the Federal Government to constitute the company Centrais Elétricas Brasileiras S.A. - Eletrobrás.
Law No. 11,943, of May 28, 2009	Authorizes the Federal Government to participate in the Guarantee Fund for Electrical Energy Enterprise; amends paragraph 4 of article 1 of Law No. 11,805, of November 6, 2008; provides for the use of excess collection and financial surplus from existing sources of funds in the National Treasury; amends article 1 of Law No. 10,841, of February 18, 2004, Laws No. 9,074, of July 7, 1995, 9,427, of December 26, 1996, 10,848, of March 15, 2004, 3,890-A, of April 25, 1961, 10,847 of March 15, 2004, and 10,438 of April 26, 2002; and authorizes the Federal Government to transfer to the National Bank for Economic and Social Development - BNDES funds raised from International Bank for Reconstruction and Development.

Law No. 12,688, of July 18, 2012	Authorizes Centrais Elétricas Brasileiras S.A. (Eletrobras) to acquire the share control of Celg Distribuição S.A. (Celg D); institutes the Program to Stimulate the Restructuring and Strengthening of Higher Education Institutions (Proies); amends Laws No. 3,890-A, of April 25, 1961, 9,718, of November 27, 1998, 10,637, of December 30, 2002, 10,887, of June 18, 2004, 10,833, of December 29 of 2003, 11,033 of December 21, 2004, 11,128 of June 28, 2005, 11,651 of April 7, 2008, 12,024 of August 27, 2009, 12,101 of November 27, 2009, 12,429, of June 20, 2011, 12462, of August 4, 2011, and 12,546, of December 14, 2011; and takes other measures.
Law No. 14,182, of July 12, 2021 (Provisional Measure conversion No. 1,031, of February 23, 2021)	Provides for the privatization of Centrais Elétricas Brasileiras S.A. (Eletrobras); amends Laws No 5,899, of July 5, 1973, 9,991, of July 24, 2000, 10,438, of April 26, 2002, 10,848, of March 15, 2004, 13,182, of November 3, 2015, 13,203, of December 8, 2015, 14,118, of January 13, 2021, 9,648, of May 27, 1998, and 9,074, of July 7, 1995; and revokes provisions of Law No. 3,890-A, of April 25, 1961.

Decree	Summary
Decree-Law No. 1,512, of December 28, 1976	Amends the compulsory loan legislation instituted in favor of Centrais Elétricas Brasileiras S.A. Eletrobrás and takes other measures.
Decree-Law No. 1,513, of December 29, 1976	Provides for the incidence of the Compulsory Loan in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás.
Decree-Law No. 1,634, of August 31, 1978	Provides for the exemption of the Compulsory Loan in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás.

Decree-Law No. 1,936, of April 26, 1982	Provides for the compulsory loan in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás.
Legislative Decree No. 94, of September 30, 1982	Approves the text of Decree-Law 1,936, of April 26, 1982, which provides for the compulsory loan in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás.

Decree of August 26, 2010	Grants to Norte Energia S.A, the concession for the use of public property to exploit the potential of hydraulic energy, through the Belo Monte Hydroelectric Power Plant, on the stretch of the Xingu River, municipality of Vitória do Xingu, (PA) for the sale of electric power produced, as an independent producer.
Decree No. 10,304, of April 01, 2020	Provides for the exclusion of Eletrobras Participações S.A. - Eletropar from the National Privatization Program.
Decree No. 10,670, of April 08, 2021	Provides for the qualification Centrais Elétricas Brasileiras S.A. - Eletrobras within the scope of the Presidency of the Republic's Investment Partnership Program and on its inclusion in the National Privatization Program.

•	MME Regulation

Ordinance	Summary
Ordinance No. 382, of December 02, 1993	Provides for the procedure of concessionaires and licensees of public electric power service regarding the collection of compulsory loan in favor of Centrais Elétricas Brasileiras S.A. - Eletrobrás, related to December 1993.
Ordinance No. 468, of October 03, 2002	Sets forth conditions for the transfer of the constitutive assets of the Centro Nacional de Operação do Sistema - CNOS and the Centros de Operação do Sistema - COS, owned by Centrais Elétricas Brasileiras S.A. - Eletrobrás, and its subsidiaries, respectively, to the Operador Nacional do Sistema Elétrico - ONS.
Ordinance No. 417, of October 29, 2009	Approves the guidelines for the Auction for the purchase of electricity from the Belo Monte Hydroelectric Power Plant, on the Xingu River, municipality of Altamira, (PA), to be promoted directly or indirectly by ANEEL.
Ordinance No. 434, of November 13, 2009	Approves the systematic for the Auction for the purchase of electricity from the Belo Monte Hydroelectric Power Plant, on the Xingu River, municipality of Altamira, (PA).
Ordinance No. 876, of November 04, 2010	Approves the placement of the Belo Monte Hydroelectric Power Plant, in the municipality of Vitória do Xingu, (PA), owned by Norte Energia S.A., under the Special Regime of Incentive to Infrastructure Development - REIDI, according to the conditions in the schedule.
Ordinance No. 405, of July 03, 2012	Approves as a priority the project of the Belo Monte Hydroelectric Power Plant, in the municipality of Vitória do Xingu, (PA), owned by Norte Energia S.A..

Ordinance No. 175, of May 17, 2016	Designates Centrais Elétricas Brasileiras S.A. - Eletrobras as Light for All Program (LPT), with the attributions established in the Program’s Operation Manual.
Ordinance No. 86, of March 09, 2020	Designates Centrais Elétricas Brasileiras S.A. - Eletrobras as National Program for Universal Access to and Use of Electrical Energy in the Legal Amazon - More Light for the Amazon (MLA).

Resolution	Summary
Resolution No. 36, of June 12, 2018	Amends Resolution No. 20, of November 8, 2017, of the Council of the Presidency of the Republic's Investment Partnership Program, which approves the conditions for transferring the share control held by Centrais Elétricas Brasileiras S.A. – Eletrobras, in Companhia Boa Vista Energia S.A., in Companhia Energética de Alagoas, in Companhia Energética do Piauí, in Centrais Elétricas de Rondônia S.A., in Companhia de Eletricidade do Acre S.A. and in Amazonas Distribuidora de Energia S.A., in association with the granting of the public service concession for the distribution of electric power.

•	CPPI Regulation

Resolution	Summary
Resolution No. 13, of August 23, 2017	Suggests the qualification of privatization measures related to Centrais Elétricas Brasileiras S.A. - Eletrobras, within the scope of the Investment Partnership Program of the Presidency of the Republic and recommends their inclusion in the National Privatization Program.
Resolution No. 20, of November 08, 2017	Approves the transfer of the share control held by Centrais Elétricas Brasileiras S.A. - Eletrobras in Companhia Boa Vista Energia S.A., in Companhia Energética de Alagoas, in Companhia Energética do Piauí, in Centrais Elétricas de Rondônia S.A., in Companhia de Eletricidade do Acre S.A. and in Amazonas Distribuidora de Energia S.A., in association with the granting of the concession of the public electric power distribution service under the conditions it determines, and takes other measures.

Resolution No. 28, of November 22, 2017	Amends Resolution No. 20, of November 08, 2017, of Council of the Presidency of the Republic's Investment Partnership Program which approves the conditions for the transfer of the share control held by Centrais Elétricas Brasileiras S.A. - Eletrobras in Companhia Boa Vista Energia S.A., in Companhia Energética de Alagoas, in Companhia Energética do Piauí, in Centrais Elétricas de Rondônia S.A., in Companhia de Eletricidade do Acre S.A. and in Amazonas Distribuidora de Energia S.A., in association with the granting of the concession of the public electric power distribution service.
Resolution No. 29, of December 28, 2017	Amends Resolution No. 20, of November 08, 2017, of Council of the Presidency of the Republic's Investment Partnership Program which approves the conditions for the transfer of the share control held by Centrais Elétricas Brasileiras S.A. - Eletrobras in Companhia Boa Vista Energia S.A., in Companhia Energética de Alagoas, in Companhia Energética do Piauí, in Centrais Elétricas de Rondônia S.A., in Companhia de Eletricidade do Acre S.A. and in Amazonas Distribuidora de Energia S.A., in association with the granting of the concession of the public electric power distribution service.
Resolution No. 30, of March 19, 2018	Recommends, for approval by the President of the Republic, the bodies of the direct and indirect federal public administration responsible for the execution and monitoring of the privatization process of Centrais Elétricas Brasileiras - Eletrobras.
Resolution No. 36, of June 12, 2018	Amends Resolution No. 20, of November 08, 2017, of Council of the Presidency of the Republic's Investment Partnership Program, which approves the conditions for the transfer of the share control held by Centrais Elétricas Brasileiras S.A. - Eletrobras in Companhia Boa Vista Energia S.A., in Companhia Energética de Alagoas, in Companhia Energética do Piauí, in Centrais Elétricas de Rondônia S.A., in Companhia de Eletricidade do Acre S.A. and in Amazonas Distribuidora de Energia S.A., in association with the granting of the concession of the public electric power distribution service.
Resolution No. 167, of March 16, 2021	Recommends the qualification of Centrais Elétricas Brasileiras S.A. (Eletrobras), within the scope of the Investment Partnership Program - PPI and its inclusion in the National Privatization Program, for the beginning of the studies necessary for the structuring of the capitalization process, observing the guidelines established in Provisional Measure No. 1,031, of February 23, 2021, and recommends other measures.
Resolution No. 176, of April 27, 2021	Sets forth attributions to Centrais Elétricas Brasileiras S.A. - Eletrobras, necessary for the privatization process referred to in Provisional Measure No. 1,031, of February 23, 2021.

•	CNPE Regulation

Resolution	Summary
Resolution No. 15, of August 31, 2021	Sets forth the value added by the new electric power generation concession agreements pursuant to Law No. 14,182, of July 12, 2021, which provides for the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras.

•	ANEEL Regulation

Normative Resolution	Summary
Normative Resolution No. 062, of May 06, 2004	Sets forth the procedures for the calculation of the amount, corresponding to the reference energy of the electric power generation project, for the purpose of contracting with Centrais Elétricas Brasileiras S.A. - Eletrobrás, under the Alternative Energy Sources Incentive Program - Proinfa; Revokes Resolution 050 of March 23,2004.
Normative Resolution No. 269, of July 05, 2007	Amends the 2nd, 5th and 6th articles of Normative Resolution ANEEL 062 of May 05, 2004, which establishes the procedures for calculating the amount, corresponding to the reference energy of generation projects, for the purpose of contracting with Centrais Elétricas Brasileiras S.A. - Eletrobrás, within the scope of the Alternative Energy Sources Incentive Program - Proinfa.

1.2.	Subsidiaries

1.2.1. Itaipu

•	Legislation

Law	Summary
Law No. 5,899, of July 05, 1973	Provides on the acquisition of Itaipu's electricity services and takes other measures.
Law No. 11,480, of May 30, 2007	Authorizes the renegotiation of the credits of the Federal Government and Centrais Elétricas Brasileiras S. A. - Eletrobrás with Itaipu Binacional and takes other measures.

Law No. 12,833, of June 20, 2013	Amends as Laws No. 12,409, of May 25, 2011, 12,793, of April 2, 2013, which provides for the Development Fund of Centro-Oeste - FDCO, constitutes an additional source of resources for expanding Caixa Econômica Federal’s operating limits, 12,462, of August 04, 2011, 5,862, of December 12, 1972, 8,399, of January 07, 1992, 12,096, of November 24, 2009, 12,663, of June 05, 2012, 11,314, of July 03, 2006, 12,487, of September 15, 2011, and 11,941, of May 27, 2009; amends the deadlines contained in Law No. 12,249, of June 11, 2010; and amends Provisional Measure No. 2.170-36, of August 23, 2001, and Decree-Law No. 3365, of June 21, 1941; and takes other measures.

Decree	Summary
Legislative Decree No. 23, of 1973	Approves the texts of the Treaty for the hydroelectric use of the water resources of the Paraná River, jointly owned by the two countries, from and including the Salto Grande de Sete Quedas or Salto de Guaíra to the mouth of the Iguaçu River, and its Annexes, signed between the Government of the Federative Republic of Brazil and the Government of the Republic of Paraguay, in Brasília, on April 26, 1973, as well as the notes exchanged between the Ministers of Foreign Affairs of the two countries.
Decree No. 72,707, of August 28, 1973	Enacts the Treaty between the Federative Republic of Brazil and the Republic of Paraguay, for the Hydroelectric Use of the Water Resources of the Paraná River, belonging in a Condominium to the two countries, from and including Salto Grande de Sete Quedas or Salto de Guaira to the mouth of the Iguaçu River, as well as the six Notes exchanged between the Ministers of Foreign Affairs of the two countries.
Decree No. 75,242, of January 17, 1975	Enacts the Additional Protocol to the Itaipu Treaty, on Labor Relations and Social Security, Brazil-Paraguay.
Decree-Law No. 1,450, of March 24, 1976	Grants exemption from import and industrialized products taxes levied on goods destined for the construction of the Itaipu Hydroelectric Power Plant and takes other measures.
Decree No. 83,225, of March 01, 1979	Approves the delimitation of the land areas necessary for the formation of the reservoir of the Itaipu Hydroelectric Power Plant, in the form of the Treaty signed between the Federative Republic of Brazil and the Republic of Paraguay, and declares them of public utility, for expropriation purposes.

Decree-Law No. 1.955, of August 23, 1982	Grants to Furnas and Eletrosul tax exemption on the import of goods destined for the Itaipu Transmission Systems.
Decree No. 4,550, of December 27, 2002	Regulates the sale of electric power generated by Eletrobrás Termonuclear S.A. - Eletronuclear, by Itaipu Binacional and takes other measures.
Decree No. 5,287, of November 26, 2004	Amends provisions of Decrees No. 62,724, of May 17, 1968, which establishes general tariff rules for utility companies, and 4,550, of December 27, 2002, which regulates the sale of generated electric power by Eletrobrás Termonuclear S.A. - Eletronuclear and by Itaipu Binacional and takes other measures.
Decree No. 6,265, of November 22, 2007	Amends and adds provisions to Decree No. 4,550, of December 27, 2002, which regulates the sale of electric power generated by Eletrobrás Termonuclear S.A. – Eletronuclear and by Itaipu Binacional.
Decree No. 7,506, of June 27, 2011	Enacts the Reversal Letter Agreement between the Government of the Federative Republic of Brazil and the Government of the Republic of Paraguay on the Financial Bases of Schedule C of the Treaty of Itaipu, signed on September 1, 2009.
Decree No. 8,401, of February 04, 2015	Provides the creation of the Tariff Flag Resources Centralizing Account and amends Decree No. 4,550, of December 27, 2002, and Decree No. 5,177, of August 12, 2004.
Decree No. 10,665, of March 31, 2021	Amends Decree No. 4,550, of December 27, 2002, which regulates the sale of electric power generated by Eletrobrás Termonuclear S.A. - Eletronuclear, by Itaipu Binacional, and takes other measures.

Report	Summary
Report No. L-208, of September 22, 1978	Report from the Republic’s Consultant General whose subject is the legal nature of Itaipu.

•	CNPE Regulation

Resolution	Summary
Resolution No. 3, of August 03, 2009	Creates a working group called “GT Energia de Itaipu - GTEI”, with the objective of evaluating the effects of changes in the commercialization of energy from the Itaipu Hydroelectric Power Plant, provided for in the “Joint Declaration of the Presidents of the Republic of Paraguay and of the Federative Republic of Brazil - Building a New Stage in the Bilateral Relationship”, signed in the city of Asunción on July 25, 2009, and takes other measures.

•	ANEEL Regulation

Resolution	Summary
Resolution No. 88, of March 22, 2001	Sets forth the methodology for apportioning the Financial Compensation for the Use of Water Resources for Electric Power Generation Purposes due by the hydroelectric plants and Itaipu Royalties between states, the Federal District and municipalities.
Normative Resolution No. 584, of October 29, 2013	Sets forth terms and conditions for seasonalization and modulation of physical guarantee of electric power generation plants, as well as for the seasonalization of linked energy related to the Hydroelectric Power Plant − UHE Itaipu.
Normative Resolution No. 638, of December 09, 2014	Amends Normative Resolution No. 584, of October 29, 2013, which establishes deadlines and conditions for seasonalization and modulation of physical guarantee of electric power generation plants, as well as for the seasonalization of related energy related to the Hydroelectric Power Plant − UHE Itaipu.
Resolution No. 677, of December 24, 2003	Establishes the tariff for transferring power from Itaipu Binacional to be marketed by Centrais Elétricas Brasileiras S.A. - Eletrobrás, applied to sales made from January 01, 2004.
Normative Resolution No. 770, of May 30, 2017	Endorses Submodule 6.2 of the Tariff Regulation Procedures – PRORET, which establishes the procedures and criteria for calculating tariffs related to the Itaipu Binacional Hydroelectric Power Plant.
Normative Resolution No. 836, of December 11, 2018	Approves Submodule 12.6 of the Tariff Regulation Procedures – PRORET, which defines the methodology for calculating the quota-shares of the Angra 1 and Angra 2 generation plants and of the Itaipu Hydroelectric Power Plant and takes other measures.

Normative Resolution No. 838, of December 18, 2018	Amends Normative Resolution ANEEL 530, of December 21, 2012, approves Submodule 6.7 of the Tariff Regulation Procedures – PRORET, which defines the methodology for calculating the revenue from the sale of electric power from the Angra 1 and 2 Nucleoelectric Generation Plants, operated by Eletrobrás Termonuclear S.A. – Eletronuclear and approves the revision of Submodule 12.6 of PRORET, which defines the methodology for calculating the quota-shares referring to the amounts of power and energy traded by the Itaipu Hydroelectric Power Plant, as well as the amounts of energy traded by the Angra 1 and 2 Generation Centers.
Normative Resolution No. 858, of October 01, 2019	Sets forth the criteria and procedures for calculating the maximum and minimum limits of the Price of Settlement of Differences (PLD) and the value of the optimization energy tariff referring to the energy transfer carried out by the energy trader of the Itaipu Hydroelectric Power Plant (TEOItaipu).
Normative Resolution No. 899, of December 01, 2020	Amends Normative Resolution No. 584, of October 29, 2013.

Tariff Regulation Procedures (PRORET)	Summary
Submodule 6.2	Establishes the procedures and criteria for calculating tariffs for the Itaipu Binacional Hydroelectric Power Plant.
Submodule 12.6	Establishes the general procedures and methodology for calculating the quota-shares referring to the amounts of power and energy traded by the Hydroelectric Power Plant − UHE Itaipu, as well as the amounts of energy traded by the Angra 1 and 2 Generation Centers.

1.2.2. Eletronuclear

•	Legislation

Law	Summary
Law No. 4,118, of August 27, 1962	Provides on a national nuclear energy policy, creates the National Nuclear Energy Commission, and takes other measures.

Law No. 6,189, of December 16, 1974	Amends Law No. 4,118, of August 27, 1962, and Law No. 5,740, of December 1, 1971, which created, respectively, the Comissão Nacional de Energia Nuclear - CNEN and the Companhia Brasileira de Tecnologia Nuclear - CBTN, which is renamed Empresas Nucleares Brasileiras Sociedade Anônima - NUCLEBRÁS, and takes other measures.
Law No. 7,781, of June 27, 1989	Gives new wording to Articles 2nd, 10 and 19 of Law No. 6,189, of December 16, 1974, and takes other measures.

Decree	Summary
Decree No. 76,803, of December 16, 1975	Authorizes the creation of Nuclebrás Engenharia S.A. - Nuclen, corporations, subsidiary of Empresas Nucleares Brasileiras S.A. - Nuclebrás.
Decree No. 4,550, of December 27, 2002	Regulates the sale of electric power generated by Eletrobrás Termonuclear S.A. - Eletronuclear, by Itaipu Binacional and takes other measures.
Decree No. 5,287, of November 26, 2004	Amends provisions of Decrees No. 62,724, of May 17, 1968, which establishes general tariff rules for public utility companies, and 4,550, of December 27, 2002, which regulates the sale of generated electricity by Eletrobrás Termonuclear S.A. - Eletronuclear and by Itaipu Binacional and takes other measures.
Decree No. 6,265, of November 22, 2007	Amends and adds provisions to Decree No. 4,550, of December 27, 2002, which regulates the sale of electric power generated by Eletrobrás Termonuclear S.A. – Eletronuclear and by Itaipu Binacional.
Decree No. 8,401, of February 04, 2015	Provides on the creation of the Tariff Flag Resources Centralizing Account and amends Decree No. 4,550, of December 27, 2002, and Decree No. 5,177, of August 12, 2004.
Decree No. 8,957, of January 16, 2017	Amends Decree No. 2,233, of May 23, 1997, which provides for the sectors of economic activities excluded from the restrictions provided for in article 39 of Law No. 4,131, of September 3, 1962.
Decree No. 9,865, of June 27, 2019	Provides on the collegiate bodies of the Brazilian Nuclear Program Projection System.
Decree No. 9,915, of July 16, 2019	Provides on the qualification of Angra Thermonuclear Power Plant 3 in the Investment Partnership Program of the Presidency of the Republic.

Decree No. 10,542, of November 12, 2020	Amends Decree 3,520, of June 21, 2000, which provides for the structure and functioning of the National Energy Policy Council - CNPE, and Decree 9,915, of July 16, 2019, which provides for the qualification of the Angra Thermonuclear Power Plant 3 in the Investment Partnership Program of the Presidency of the Republic.
Decree No. 10,665, of March 31, 2021	Amends Decree No. 4,550, of December 27, 2002, which regulates the sale of electric power generated by Eletrobrás Termonuclear S.A. - Eletronuclear, by Itaipu Binacional, and takes other measures.
Decree No. 10,762, of August 02, 2021	Amends Decree 9,915, of July 16, 2019, which provides for the qualification of the Angra 3 Thermonuclear Power Plant in the Investment Partnership Program of the Presidency of the Republic; and amends Decree 10,542, of November 12, 2020.

•	MME Regulation
Ordinance	Summary
Ordinance No. 320, of December 06, 2004	Establishes the value of the initial electricity tariff, to be applied in the power purchase agreement, from the Nuclear Power Plants of Angra 1 and 2, entered into between Eletrobrás Termonuclear S.A. - Eletronuclear and Furnas Centrais Elétricas S.A., to be ratified by ANEEL.
Ordinance No. 274, of July 14, 2009	Approves the placement of Thermonuclear Power Plant Angra 3, in the municipality of Angra dos Reis, (RJ), owned by Eletrobrás Termonuclear S.A. - Eletronuclear, in the Special Regime of Incentive to Infrastructure Development - REIDI.
Ordinance No. 980, of December 21, 2010	Authorizes the execution of a Reserve Energy Contract - CER, between the Electric Energy Trading Chamber (CCEE) and Eletrobrás Termonuclear S.A. - Eletronuclear, originating from the Thermonuclear Power Plant Angra 3 power plant, in the form of quantity of energy, according to the terms of the schedule; and revokes Ordinance MME 586 of June 23, 2010.
Ordinance No. 625, of December 26, 2012	Approves the placement of Thermonuclear Power Plant Angra 3, in the municipality of Angra dos Reis, (RJ), owned by Eletrobrás Termonuclear S.A. - Eletronuclear, in the Special Regime of Incentive to Infrastructure Development - REIDI, according to conditions in the Schedule.

Ordinance No. 486, of December 15, 2017	Approves the placement of the Infrastructure Works Implementation project in the Nuclear Power generation sector of the Central Nuclear Almirante Álvaro Alberto - CNAAA, called Complementary Dry Storage Unit of Irradiated Fuel, owned by Eletrobras Termonuclear S.A. - Eletronuclear, in the Special Incentive Regime for the Development of Nuclear Power Plants - Renuclear, according to conditions in the Schedule.
Ordinance No. 97, of April 10, 2019	Approves as a priority the electric power transmission project, owned by Eletrobras Termonuclear S.A. - Eletronuclear, for the purposes of article 2 of Law 12,431 of June 24, 2011, according to the conditions in the Schedule.
Ordinance No. 521, of June 02, 2021	Sets forth the representatives of the Interministerial Committee to monitor the preparation and execution of the studies and measures necessary to make the Angra 3 project viable, within the scope of the Investment Partnership Program of the Presidency of the Republic and takes other measures.
•	CNPE Regulation

Resolution	Summary
Resolution No. 5, of December 05, 2001	Authorizes Eletronuclear to resume actions related to the thermonuclear generation project of the Angra 3 Plant and takes other measures.
Resolution No. 8, of September 17, 2002	Sets forth conditions for the resumption of the Angra 3 project by Eletrobrás Termonuclear S.A. - Eletronuclear.
Resolution No. 4, of July 03, 2003	Creates Working Group with the objective of analyzing and presenting a proposal for policies for thermonuclear activity, establishes guidelines for setting the Eletrobrás Termonuclear S.A.- Eletronuclear tariff and takes other measures.
Resolution No. 6, of July 21, 2003	Amends Resolution CNPE No. 4, of July 03, 2003, which creates a Working Group with the objective of analyzing and presenting policy proposals for thermonuclear activity, establishes guidelines for setting the tariff of Eletrobrás Termonuclear SA- Eletronuclear, and takes other measures.
Resolution No. 7, of July 21, 2003	Creates Working Group in order to analyze the Angra 3 project.
Resolution No. 3, of June 25, 2007	Determines the resumption of construction of the Thermonuclear Power Plant - UTN Angra 3, to start commercial operation in 2013.

Resolution No. 7, of June 05, 2018	Institutes Working Group with the purpose of carrying out studies, analyzes and presenting proposals about a new value for the price of energy to be generated by the Angra 3 Nuclear Power Plant, as well as suggestions for other measures necessary to make the project viable.
Resolution No. 14, of October 09, 2018	Sets forth initial conditions for the viability of the Angra 3 nuclear power plant and takes other measures.

•	ANEEL Regulation

Resolution	Summary
Resolution No. 274, of July 18, 2001	Establishes the value of the electricity purchase and sale tariff to be applied to the purchase and sale agreement entered into between Eletrobrás Termonuclear S.A. - Eletronuclear and Furnas Centrais Elétricas S.A.
Resolution No. 254, of May 15, 2002	Establishes the value of the electricity tariff to be applied by Eletrobrás Termonuclear S.A. - Eletronuclear.
Resolution No. 350, of July 23, 2003	Establishes the value of the electricity tariff to be applied by Eletrobrás Termonuclear S.A. - Eletronuclear.
Normative Resolution No. 530, of December 21, 2012	Sets forth the conditions for the sale of energy from the generation plants Angra 1 and Angra 2 belonging to Eletrobrás Termonuclear S.A. – Eletronuclear, in compliance with the provisions of Law No. 12,111, of December 09, 2009.
Normative Resolution No. 836, of December 11, 2018	Approves Submodule 12.6 of the Tariff Regulation Procedures – PRORET, which defines the methodology for calculating the quota-shares of the Angra 1 and Angra 2 generation plants and of the Itaipu Hydroelectric Power Plant and takes other measures.
Normative Resolution No. 838, of December 18, 2018	Amends Normative Resolution ANEEL 530, of December 21, 2012, approves Submodule 6.7 of the Tariff Regulation Procedures – PRORET, which defines the methodology for calculating the revenue from the sale of electricity from the Angra 1 and 2 Nucleoelectric Generation Plants, operated by Eletrobrás Termonuclear S.A. – Eletronuclear and approves the revision of Submodule 12.6 of PRORET, which defines the methodology for calculating the quota-shares referring to the amounts of power and energy traded by the Itaipu Hydroelectric Power Plant, as well as the amounts of energy traded by the Generation Centers Angra 1 and 2.

•	DNAEE Regulation

Ordinance	Summary
Ordinance No. 315, of July 31, 1997	Transfers from Furnas Centrais Elétricas S.A. to Nuclebrás Engenharia - NUCLEN the authorization granted for the exploration of electric power generation through the Central Nuclear Almirante Álvaro Alberto, in the municipality of Angra dos Reis, (RJ), intended for the public distribution service.

•	CNEN Regulation

Ordinance	Summary
Ordinance No. 185, of July 31, 1997	Grants to Nuclen Engenharia e Serviços S.A., the Authorization for Use of Nuclear Material - AUMAN, of Unit 1, of the Central Nuclear Almirante Álvaro Alberto, only for the purpose of producing 626 MWe of electrical energy.
Ordinance No. 186, of July 31, 1997	Authorization for the transfer of Central Nuclear Almirante Álvaro Alberto - Unit 1 - CNAAA - 1, from FURNAS Centrais Elétricas S.A., to Nuclen Engenharia e Serviços S.A., as well as granting the Authorization for Permanent Operation - AOP of CNAAA - 1, under the specified conditions, issued by the Comissão Nacional de Energia Nuclear - CNEN, through Ordinance CNEN/PR 344 of December 07, 1994.

1.2.3. Chesf

•	Legislation

Law	Summary
Law No. 13,182, of November 03, 2015	Authorizes Companhia Hidroelétrica do São Francisco and Furnas Centrais Elétricas to participate, respectively, in Nordeste Energy Fund and in Sudeste and Centro-Oeste Energy Fund, with the objective of providing resources for the implementation of electric power projects; amends Laws No. 11,943, of May 28, 2009, 9,491 of September 9, 1997, 10,522 of July 19, 2002, and 12,111 of December 09, 2009; and takes other measures.

Decree	Summary
Decree of June 12, 2008	Grants to the company Madeira Energia S.A. - MESA concession for the use of public property to exploit the potential of hydraulic energy, called the Santo Antônio Hydroelectric Power Plant, on a stretch of the Madeira River, in the State of Rondônia, and takes other measures.
Decree of August 12, 2008	Grants to the company Energia Sustentável do Brasil S.A. concession for the use of public property to exploit the potential of hydraulic energy, called the Hydroelectric Power Plant Jirau, on a stretch of the Madeira River, in the State of Rondônia, and takes other measures.
Decree of August 26, 2010	Grants to the company concession for the use of public property to exploit the potential of hydraulic energy, called the Belo Monte Hydroelectric Power Plant, on a stretch of the Xingu River, in the municipality of Vitória do Xingu, (PA) for the commercialization of the electric power produced, as an independent producer.

•	MME Regulation

Ordinance	Summary
Ordinance No. 114, of March 20, 2008	Approves the system for the Auction for the purchase of electricity from the Jirau Hydroelectric Power Plant, on the Madeira River, State of Rondônia.
Ordinance No. 448, of December 17, 2008	Approves the placement of the Jirau Hydroelectric Power Plant, in the municipality of Porto Velho, (RO), owned by Energia Sustentável do Brasil S.A., under the Special Regime of Incentive to Infrastructure Development - REIDI.
Ordinance No. 417, of October 29, 2009	Approves the guidelines for the Auction for the purchase of electricity from the Belo Monte Hydroelectric Power Plant, on the Xingu River, municipality of Altamira, (PA), to be promoted directly or indirectly by ANEEL.
Ordinance No. 434, of November 13, 2009	Approves the systematic for the Auction for the purchase of electricity from the Belo Monte Hydroelectric Power Plant, on the Xingu River, municipality of Altamira, (PA).

Ordinance No. 876, of November 04, 2010	Approves the placement of the Belo Monte Hydroelectric Power Plant, in the municipality of Vitória do Xingu, (PA), owned by Norte Energia S.A., under the Special Regime of Incentive to Infrastructure Development - REIDI, according to the conditions in the schedule.
Ordinance No. 405, of July 03, 2012	Approves as a priority the project of the Belo Monte Hydroelectric Power Plant, in the municipality of Vitória do Xingu, (PA), owned by Norte Energia S.A.
Ordinance No. 13, of January 17, 2013	Approves as a priority the project of the Jirau Hydroelectric Power Plant, municipality of Porto Velho, (RO), owned by Energia Sustentável do Brasil S.A.

•	CNPE Regulation

Resolution	Summary
Resolution CNPE No. 1, of February 11, 2008	Appoints the Hydroelectric Power Plant named UHE Jirau, located on the Madeira River, in the State of Rondônia, as a generation project with priority for bidding, and takes other measures.

1.2.4. Furnas

•	Legislation

Decree	Summary
Decree-Law No. 1,955, of August 23, 1982	Grants to Furnas and Eletrosul tax exemption on the import of goods destined for the Itaipu Transmission Systems.
Decree of August 12, 2008	Grants to the company Energia Sustentável do Brasil S.A. concession for the use of a public asset to exploit the potential of hydraulic energy, called the Jirau Hydroelectric Power Plant, on a stretch of the Madeira River, in the state of Rondônia, and takes other measures.

•	MME Regulation

Ordinance	Summary
Ordinance No. 416, of July 13, 1970	Furnas Centrais Elétricas to install the nuclear power plant, in Itaorna, in the municipality of Angra dos Reis, (RJ).

Ordinance No. 315, of July 31, 1997	Transfers from Furnas Centrais Elétricas S.A. to Nuclebrás Engenharia - NUCLEN the authorization granted for the exploration of electric power generation through the Central Nuclear Almirante Álvaro Alberto, in the municipality of Angra dos Reis, (RJ), intended for the public distribution service.
Ordinance No. 320, of December 06, 2004	Establishes the value of the initial electricity tariff, to be applied in the Power Purchase Agreement, from the Thermonuclear Power Plants of Angra 1 and 2, entered into between Eletrobrás Termonuclear S.A. - Eletronuclear and Furnas Centrais Elétricas S.A, to be ratified by ANEEL.
Ordinance No. 293, of October 22, 2007	Approves the guidelines for the Auction for the Purchase of Electricity from the Usina Hidrelétrica Santo Antônio, referred to in article 1 of Ordinance MME No. 186, of August 10, 2007, to be promoted, directly or indirectly, by the National Electric Energy Agency - ANEEL.
Ordinance No. 295, of October 25, 2007	Approves the systematic for the Auction for the purchase of electricity from the Usina Hidrelétrica Santo Antônio, on the Madeira River, State of Rondônia.
Ordinance No. 114, of March 20, 2008	Approves the systematic for the Auction for the purchase of electricity from the Usina Hidrelétrica Jirau, on the Madeira River, State of Rondônia.
Ordinance No. 448, of December 17, 2008	Approves the placement of the Usina Hidrelétrica Jirau, in the municipality of Porto Velho, (RO), owned by Energia Sustentável do Brasil S.A, under the Special Regime of Incentive to Infrastructure Development - REIDI.
Ordinance No. 13, of January 17, 2013	Approves as a priority the project of the Usina Hidrelétrica Jirau, in the municipality of Porto Velho, (RO), owned by Energia Sustentável do Brasil S.A.

•	CNPE Regulation

Resolution	Summary
Resolution CNPE No. 4, of September 28, 2007	Appoints the Hydroelectric Power Plant called UHE Santo Antônio, located on the Madeira River, State of Rondônia, as a generation project with priority for bidding, and takes other measures.

1.2.5. Eletronorte

•	Legislation

Law	Summary
Law No. 5,962, of December 10, 1973	Provides for the participation of industrial companies in public electricity service concessionaires in the Amazon area, and takes other measures.

Decree	Summary
Decree of August 26, 2010	Grants to Norte Energia S.A, the concession for the use of public property to exploit the potential of hydraulic energy, through the Belo Monte Hydroelectric Power Plant, on the stretch of the Xingu River, municipality of Vitória do Xingu, (PA) for the sale of electricity produced, as an independent producer.
Legislative Decree No. 788, of July 14, 2005	Authorizes the Executive Power to implement the Belo Monte Hydroelectric Use, in a stretch of the Xingu River, in the State of Pará, to be developed after feasibility studies by Centrais Elétricas Brasileiras S.A. - Eletrobrás.

•	MME Regulation

Ordinance	Summary
Ordinance No. 631, of April 29, 1982	Sets forth that Centrais Elétricas do Norte do Brasil S.A. - Eletronorte will be able to directly supply electricity, at a voltage equal to or greater than 69 kV, to the consumer unit classified as industrial, located in its area of operation.
Ordinance No. 417, of October 29, 2009	Approves the guidelines for the Auction for the purchase of electricity from the Belo Monte Hydroelectric Power Plant, on the Xingu River, municipality of Altamira, (PA), to be promoted directly or indirectly by ANEEL.
Ordinance No. 434, of November 13, 2009	Approves the systematic for the Auction for the purchase of electricity from the Belo Monte Hydroelectric Power Plant, on the Xingu River, municipality of Altamira, (PA).
Ordinance No. 876, of November 04, 2010	Approves the placement of the Belo Monte Hydroelectric Power Plant, in the municipality of Vitória do Xingu, (PA), owned by Norte Energia S.A, under the Special Regime of Incentive to Infrastructure Development - REIDI, according to the conditions in the schedule.
Ordinance No. 405, of July 03, 2012	Approves as a priority the project of the Belo Monte Hydroelectric Power Plant, in the municipality of Vitória do Xingu, (PA), owned by Norte Energia S.A.

Ordinance No. 48, of February 09, 2018	Sets forth specific guidelines for the continuity of the performance of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, in the Light for All Program (LPT), in the State of Amapá.
Ordinance No. 302, of August 05, 2020	Estabelecer specific guidelines for the performance of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, as Executing Agent of the National Program for National Program for Universal Access to and Use of Electrical Energy in the Legal Amazon - More Light for the Amazon (MLA), in the State of Amapá.

•	CNPE Regulation

Resolution	Summary
Resolution No. 1, of March 04, 2002	Creates Working Group with the objective of studying and presenting a feasibility plan for the implementation of the Hydroelectric Power Plant UHE Belo Monte project.
Resolution No. 2, of August 06, 2002	Postpones the deadline for submission of the feasibility plan for the CHE Belo Monte Project.
Resolution No. 18, of December 17, 2002	Determines the continuity of measures for the development and feasibility of the Belo Monte Hydroelectric Complex - CHE Belo Monte.
Resolution No. 6, of July 03, 2008	Provides for the use of hydraulic potential for energy purposes of the Xingu River and takes other measures.
Resolution No. 5, of September 03, 2009	Appoints the electric power generation project called Belo Monte Hydroelectric Development, located on the Xingu River, in the State of Pará, priority for the purpose of bidding and implementation, and takes other measures.

1.2.6. CGT Eletrosul

•	Legislation

Decree	Summary
Decree-Law No. 1,955, of August 23, 1982	Grants to Furnas and Eletrosul tax exemption on the import of goods destined for the Itaipu Transmission Systems.

•	CNPE Regulation

Resolution	Summary
Resolution CNPE No. 1, of February 11, 2008	Appoints the Hydroelectric Power Plant called UHE Jirau, located on the Madeira River, in the State of Rondônia, as a generation project with priority for bidding, and takes other measures.

•	MME Regulation

Ordinance	Summary
Ordinance MME No. 624, of November 25, 2014	Equates, for technical and commercial purposes, to public transmission service concessionaires, the transmission facilities necessary for international exchanges of electricity authorized through DNAEE Ordinances, owned by Eletrosul Centrais Elétricas S.A., hereinafter referred to as Equivalent to Transmitter, in conditions established in this ordinance.

1.3.	Amendments to the Bylaws of Eletrobras and Subsidiaries

Decree	Summary
Decree No. 3,848, of June 26, 2001	Approves the Bylaws of the company Gestora de Ativos - EMGEA.
Decree No. 4,559, of December 30, 2002	Approves the amendment to the Bylaws of Centrais Elétricas Brasileiras S.A. - Eletrobras and takes other measures.
Decree No. 4,899, of November 26, 2003	Approves amendments to the Bylaws of Eletrobrás Termonuclear S.A. - Eletronuclear, approved by Decree of December 23, 1997.
Decree No. 5,723, of March 16, 2006	Gives new wording to article 6 of the Bylaws of Centrais Elétricas Brasileiras S.A. - Eletrobrás, approved by Decree No. 4,559, of December 30, 2002.
Decree No. 6,283, of December 04, 2007	Gives new wording to articles 7th, 20, 25 and 36 of the Articles of Incorporation of Eletrobrás Termonuclear S.A. - Eletronuclear, approved by Decree No. 4,899, of November 26, 2003.

2.	PUBLIC LAW LEGISLATION

2.1.	General

Law	Summary
Law No. 3,890-A, of April 25, 1961	Authorizes the Federal Government to constitute the company Centrais Elétricas Brasileiras S. A. - Eletrobrás and takes other measures.
Law No. 5,899, of July 05, 1973	Provides for the acquisition of ITAIPU's electricity services and takes other measures
Law No. 6,404, of December 15, 1976	Provides for the Corporations.
Law No. 8,029, of April 12, 1990	Provides for the extinction and dissolution of entities of the Federal Public Administration and takes other measures.
Law No. 8,112, of December 11, 1990	Provides for the legal regime of civil public servants of the Federal Government, autarchies and federal public foundations.
Law No. 8,429, of June 02, 1992	Provides for the sanctions applicable to public agents in cases of illicit enrichment in the exercise of mandate, position, employment or function in direct, indirect or foundational public administration and takes other measures.
Law No. 8,443, of July 16, 1992	Provides for the Organic Law of the Federal Court of Auditors and takes other measures.
Law No. 8,666, of June 21, 1993	Regulates article 37, item XXI, of the Federal Constitution, institutes norms for public administration bids and contracts and takes other measures.
Law No. 8,987, of February 13, 1995	Provides for the concession and permission regime for the provision of public services provided for in article 175 of the Federal Constitution and takes other measures.
Law No. 9,619, of April 02, 1998	Authorizes Centrais Elétricas Brasileiras S.A. - ELETROBRÁS and the Federal Government to acquire shares of Companhia Energética de Alagoas CEAL, of Companhia Energética do Piauí CEPISA, of Centrais Elétricas de Rondônia S.A. - CERON and of Companhia de Eletricidade do Acre - ELETROACRE, for the purpose of including these companies in the National Privatization Program, as well as the increase in the capital stock of Companhia Docas do Rio de January - CDRJ and Docas do Estado de São Paulo - CODESP, and takes other measures.

Law No. 9,648, of May 27, 1998	Amends provisions of Laws No. 3,890-A, of April 25, 1961, No. 8666, of June 21, 1993, No. 8,987, of February 13, 1995, No. 9,074, of July 7, 1995, No. 9,427, of December 26, 1996, and authorizes the Executive Power to promote the restructuring of Centrais Elétricas Brasileiras - Eletrobrás and its subsidiaries and takes other measures
Law No. 9,784, of January 29, 1999	Regulates the administrative process within the Federal Public Administration.
Law No. 9,873, of November 23, 1999	Sets forth the limitation period for the exercise of punitive action by the Federal Public Administration, directly and indirectly, and takes other measures.
Complementary Law No. 108, of May 29, 2001	Provides for the relationship between the Federal Government, the States, the Federal District and the Municipalities, their autarchies, foundations, mixed-capital companies and other public entities and their respective closed complementary welfare entities and takes other measures.
Law No. 10,520, of July 17, 2002	Institutes, within the scope of the Federal Government, States, Federal District and Municipalities, pursuant to article 37, item XXI, of the Federal Constitution, a modality of bidding called auction, for the acquisition of common goods and services, and takes other measures.
Law No. 10,848, of March 15, 2004	Provides for the sale of electricity, amends Laws No. 5,655, of May 20, 1971, 8631, of March 04, 1993, 9,074, of July 07, 1995, 9,427, of December 26, 1996, 9,478, August 06, 1997, 9,648, May 27, 1998, 9,991, July 24, 2000, 10,438, April 26, 2002, and takes other measures.
Law No. 12,527, of November 18, 2011	Regulates the access to information provided for in item XXXIII of article 5, in item II of paragraph 3 of article 37 and in paragraph 2 of article 216 of the Federal Constitution; amends Law No. 8,112 of December 11, 1990; revokes Law No. 11,111, of May 05, 2005, and provisions of Law No. 8,159, of January 8, 1991; and takes other measures.
Law No. 12,846, of August 01, 2013	Provides for the administrative and civil liability of legal entities for the practice of acts against the public administration, national or foreign, and takes other measures.
Law No. 13,303, of June 30, 2016	Provides for the legal status of public corporations, government-controlled companies and their subsidiaries, within the scope of the Federal Government, States, Federal District and Municipalities.

Law No. 13,460, of June 26, 2017	Provides for participation, protection and defense of the rights of users of public services of public administration.
Law No. 13,655, of April 25, 2018	Includes in Decree-Law No. 4,657, of September 4, 1942 (Law of Introduction to the Rules of Brazilian Law), provisions on legal security and efficiency in the creation and application of public law.
Law No. 14,065, of September 30, 2020	Authorizes advance payments in bids and contracts carried out within the scope of public administration; adjusts the bidding waiver limits; expands the use of the Differentiated Public Contracting Regime (RDC) during the state of public calamity recognized by Legislative Decree No. 6, of March 20, 2020; and amends Law No. 13,979, of February 06, 2020.
Law No. 14,116, of December 31, 2020	Provides for the guidelines for the preparation and execution of the Budget Law 2021 and takes other measures.
Law No. 14,129, of March 29, 2021	Provides for principles, rules and instruments for Digital Government and for increasing public efficiency and amends Law No. 7116, of August 29, 1983, to Law No. 12,527, of November 18, 2011 (Law of Access to Information), Law No. 12,682, of July 09, 2012, and Law No. 13,460, of June 26, 2017.
Law No. 14,133, of April 01, 2021	Law of Public Bids and Administrative Contracts

Decree	Summary
Decree-Law No. 200, of February 25, 1967	Provides for the organization of the Federal Administration, establishes guidelines for Administrative Reform and takes other measures.
Decree No. 76,803, of December 16, 1975	Authorizes the creation of Nuclebrás Engenharia S.A. - NUCLEN, corporations, subsidiary of Empresas Nucleares Brasileiras S.A. - NUCLEBRÁS.
Decree-Law No. 1,678, of February 22, 1979	Constitutes containment reserve with a installment of the federal government's related revenues and takes other measures.

Decree No. 89,309, of January 18, 1984	Provides for the competence of the Attorney General of the National Treasury to exercise the Federal Government's representation in General Assemblies and promote the defense and control of the interests of the National Treasury with state-owned companies and takes other measures.
Decree No. 2,223, of May 23, 1997	Provides for the sectors of economic activities excluded from the restrictions provided for in article 39 of Law No. 4,131, of September 3, 1962.
Decree No. 3,555, of August 08, 2000	Approves the Regulation for the bidding modality called auction, for the acquisition of common goods and services.
Decree No. 8,539, of October 08, 2015	Provides for the use of electronic means to carry out the administrative process within the bodies and entities of the direct federal, autarchic and foundational public administration.
Decree No. 8,818, of July 21, 2016	Approves the Regimental Structure and the Demonstrative Table of the Positions in Commission and the Functions of Trust of the Ministry of Planning, Development and Management, relocates positions in commission and gratified functions, replaces positions in commission of the High-Level Management and Advising Group-DAS by Commissioned Functions of the Federal Executive Power - FCPE, amends Decree No. 8,365, of November 24, 2014, and takes other measures.
Decree No. 8,893, of November 01, 2016	Provides for the projects of Investment Partnership Program - PPI that will be treated as a national priority in the energy and mining sectors.
Decree No. 8,945, of December 27, 2016	Regulates, within the scope of the Federal Government, Law No. 13,303, of June 30, 2016, which provides for the legal status of the public company, the mixed capital company and its subsidiaries, within the scope of the Federal Government, the States, the District Federal and Municipalities.
Decree No. 9,507, of September 21, 2018	Provides for the indirect execution, through contracting of services of the direct federal, autarchic and foundational public administration and of public companies and mixed capital companies controlled by the Federal Government.
Decree No. 9,637, of December 26, 2018	Institutes the National Policy on Information Security, provides for information security governance, and amends Decree No. 2,295, of August 04, 1997, which regulates the provisions of article 24, caput, item IX, of Law No. 8,666, of June 21, 1993, and provides for the waiver of bidding in cases that may compromise national security.

Decree No. 9,991, of August 28, 2019	Provides for the National Policy for the Development of People of the direct federal, autarchic and foundational public administration, and regulates the provisions of Law No. 8,112, of December 11, 1990, regarding licenses and removals for development actions.
Decree No. 10,549, of November 23, 2020	Amends Decree No. 9,589, of November 29, 2018, which provides for the procedures and criteria applicable to the liquidation process of federal state-owned companies directly controlled by the Federal Government.
Decree No. 10,506, of October 02, 2020	Amends Decree No. 9,912, of August 28, 2019, which provides for the National Policy for the Development of People of the direct, autarchic and foundational federal public administration, and regulates the provisions of Law No. 8,112, of December 11, 1990, regarding licenses and leave for development actions.
Decree No. 10,764, of August 09, 2021	Provides for the Management Committee of the National Public Contracting Network, referred to in paragraph 1 of article 174 of Law No. 14,133 of April 1, 2021.

2.2.	Privatization

Law	Summary
Law No. 9,491, of September 09, 1997	Amends procedures relating to the National Privatization Program, revokes Law No. 8,031, of April 12, 1990, and takes other measures.
Law No. 9,700, of November 12, 1998	Modifies Law No. 9,491 of September 9, 1997, which "amends procedures relating to the National Privatization Program, revokes Law No. 8.031, of April 12, 1990, and takes other measures."
Law No. 13,334, of September 13, 2016	Creates Investment Partnership Program - PPI; amends Law No. 10,683, of May 28, 2003, and takes other measures.

Decree	Summary
Decree No. 1,503, of May 25, 1995	Includes companies on National Privatization Program.

Decree No. 1,677, of October 18, 1995	Gives new wording to article 3 of Decree No. 1,503, of May 25, 1995, which includes companies in the National Privatization Program.
Decree No. 2,594, of May 15, 1998	Regulates Law No. 9,491 of September 09, 1997, which provides for the National Privatization Program and takes other measures.
Decree No. 7,380, of December 01, 2010	Gives new wording to article 33 of Decree No. 2,594, of May 15, 1998, which regulates Law No. 9,491 of September 09, 1997.
Decree No. 10,006, of September 05, 2019	Amends Decree No. 2,594, of May 15, 1998, to provide for the administrative subordination of companies included in the National Privatization Program to the Ministry of Economy.
Decree No. 10,245, of February 18, 2020	Provides on the Council of Investment Partnership Program.
Decree No. 10,263, of March 05, 2020	Amends Decree No. 2,594, of May 15, 1998, which regulates Law No. 9,491 of September 09, 1997, to provide for the National Privatization Program.
Decree No. 10,432, of July 20, 2020	Provides for the inclusion and exclusion of minority stake in the National Privatization Program and establishes guidelines for the deposit of their securities in the National Privatization Fund.
Decree No. 10,459, of August 13, 2020	Amends Decree No. 2,594, of May 15, 1998, regulating Law No. 9,491 of September 09, 1997, which provides for the National Privatization Program, and Decree No. 10,263, of March 05, 2020, which amends Decree No. 2,594, of May 15, 1998.
Decree No. 10,670, of April 08, 2020	Provides for the qualification of Centrais Elétricas Brasileiras S.A. - Eletrobras under the Investment Partnership Program of the Presidency of the Republic and on its inclusion in the National Privatization Program.
Decree No. 10,791, of September 10, 2021	Creates the Empresa Brasileira de Participações em Energia Nuclear and Binacional S.A..

Decree No. 10,798, of September 17, 2021	Regulates article 23 of Law No. 14,182, of July 12, 2021, to provide for the conditions for the extension of the period of supply of power purchase agreements under the Incentive Program for Alternative Sources of Electric Energy.

•	TCU Regulation

Normative Instruction	Summary
Normative Instruction No. 81, of June 20, 2018	Provides for the inspection of privatization processes.

•	SEST Regulation

Normative Instruction	Summary
Ordinance No. 1,122, of January 28, 2021	Regulates the forwarding, for analysis of the Secretariat for Coordination and Governance of State Companies of the Special Secretariat for Privatization, Divestment and Markets of the Ministry of Economy, of claims by federal state companies in the cases specified.

•	CPPI Resolutions

Normative Instruction	Summary
CPPI Resolution No. 167, of March 16, 2021	Recommends the qualification of Centrais Elétricas Brasileiras S.A. (Eletrobras), within the scope of the Investment Partnership Program - PPI and its inclusion in the National Privatization Program, for the beginning of the studies necessary for the structuring of the capitalization process, observing the guidelines established in Provisional Measure No. 1,031, of February 23, 2021, and recommends other measures.
CPPI Resolution No. 176, of April 27, 2021	Sets forth attributions to Centrais Elétricas Brasileiras S.A. - Eletrobras, necessary for the privatization process referred to in Provisional Measure No. 1,031, of February 23, 2021.

•	CGPAR Resolution

Normative Instruction	Summary
Resolution No. 24, of August 23, 2018	Provides for prior approval, by the Civil House of the Presidency of the Republic, of the names and data of all representatives appointed by the direct and indirect Federal Public Administration for positions of Administrators and Fiscal Councilors in Federal State Companies or in companies in which the Federal Government directly holds or indirectly, minority participation.

•	STN Ordinance

Normative Instruction	Summary
Resolution No. 602, of December 01, 2020	Provides for the selection and appointment of representatives of the National Treasury in administrative and fiscal councils, or equivalent bodies, as well as the technical subordination, evaluation and monitoring by this Secretariat.

3.	LEGISLATION AND REGULATION OF THE ELECTRIC SECTOR

•	Legislation

Law	Summary
Law No. 4,156, of November 28, 1962	Amends legislation on the Federal Electrification Fund and takes other measures.
Law No. 4,364, of July 22, 1964	Modifies Law No. 4,156, of November 28, 1962, which amends the Federal Electrification Fund legislation.
Law No. 4,676, of June 16, 1965	Modifies, in part, the Laws No. 2,308, of August 31, 1954, 2,944, of November 08, 1956, 4,156, of November 28, 1962, and 4,364, of June 22, 1964, which provide for the Federal Electrification Fund and for the distribution and application of the Single Tax on Electricity and takes other measures.
Law No. 4,904, of December 17, 1965	Provides for the organization of the Ministry of Mines and Energy and takes other measures.

Law No. 5,073, of August 18, 1966	Modifies, in part, Laws No. 2,308, of August 31, 1954; 4,156, of November 28, 1962; 4,357, July 16, 1964; 4,364, of July 22, 1964, and 4,676, of June 16, 1965.
Law No. 5,655, of May 20, 1971	Provides for the legal return on the investment of public utility utilities and takes other measures.
Law No. 5,875, of May 11, 1973	Gives new wording to article 11, of Law No. 4,156, of November 28, 1962, and to article 6, of Law No. 4.364, of July 22, 1964, amended by article 9, of Law No.4.676, of 16th June 1965.
Law No. 6,189, of December 16, 1974	Amends Law No. 4,118, of August 27, 1962, and Law No. 5.740, of December 1, 1971, which created, respectively, the Comissão Nacional de Energia Nuclear - CNEN and the Companhia Brasileira de Tecnologia Nuclear - CBTN, which is renamed Empresas Nucleares Brasileiras Sociedade Anônima - NUCLEBRÁS, and takes other measures.
Law No. 7,781, of June 27, 1989	Gives new wording to Articles 2, 10 and 19 of Law No. 6189, of December 16, 1974, and takes other measures.
Law No. 7,990, of December 28, 1989	Institutes, for the States, Federal District and Municipalities, financial compensation for the result of the exploration of oil or natural gas, of water resources for the purpose of generating electricity, of mineral resources in their respective territories, continental platforms, territorial sea or economic zone exclusive, and takes other measures (Article 21, XIX of the Federal Constitution).
Law No. 8,001, of March 13, 1990	Defines the percentages of the distribution of financial compensation referred to in Law No. 7,990 of December 28, 1989, and takes other measures.
Law No. 8,631, of March 04, 1993	Provides for the setting of tariff levels for the public electricity service, extinguishes the guaranteed remuneration regime and takes other measures.
Law No. 8,724, of October 28, 1993	Amends Law No. 8,631, of March 4, 1993, establishing new procedures in the CRC electricity utility companies.
Law No. 9,074, of July 07, 1995	Sets forth standards for the granting and extensions of public service concessions and permits and takes other measures.

Law No. 9,427, of December 26, 1996	Institutes the National Electric Energy Agency - ANEEL, regulates the regime of concessions for electric power public services and takes other measures.
Law No. 9,433, of January 08, 1997	Institutes the National Water Resources Policy, creates the National Water Resources Management System, regulates item XIX of article 21 of the Federal Constitution, and amends article 1 of Law No. 8,001, of March 13, 1990, which modified the Law No. 7,990, of December 28, 1989.
Law No. 9,478, of August 06, 1997	Provides for national energy policy, activities relating to the petroleum monopoly, institutes the National Energy Policy Council and the National Petroleum Agency and takes other measures.
Law No. 9,648, of May 27, 1998	Amends provisions of Laws No. 3,890-A, of April 25, 1961, No. 8,666, of June 21, 1993, No. 8,987, of February 13, 1995, No. 9,074, of July 7, 1995, No. 9,427, of December 26, 1996, and authorizes the Executive Power to promote the restructuring of Centrais Elétricas Brasileiras - ELETROBRÁS and its subsidiaries and takes other measures.
Law No. 9,991, of July 24, 2000	Provides for investments in research and development and in energy efficiency by concessionaires, licensees and authorized companies in the electricity sector, and takes other measures.
Law No. 9,993, of July 24, 2000	Allocates resources from financial compensation for the use of water resources for electricity generation purposes and for the exploration of mineral resources for the science and technology sector.
Law No. 10,438, of April 26, 2002	Provides for the expansion of the supply of emergency electricity, extraordinary tariff adjustment, creates the Alternative Energy Sources Incentive Program - Proinfa, the Energy Development Account (CDE), provides for the universalization of the public electricity service, gives new wording to Laws No. 9,427, of December 26, 1996, No. 9,648, of May 27, 1998, No. 3,890-A, of April 25, 1961, No. 5,655, of May 20, 1971, No. 5,899, of July 5, 1973, No. 9,991, of July 24, 2000, and takes other measures.
Law No. 10,604, of December 17, 2002	Provides for resources to subsidize electricity consumers of the Low-Income Subclass, gives new wording to articles 27 and 28 of Law No. 10,438, of April 26, 2002, and takes other measures.

Law No. 10,762, of November 11, 2003	Provides for the creation of the Emergency and Exceptional Support Program for Concessionaires of Electric power Distribution Public Services, amends Laws No. 8,631, of March 04, 1993, 9,427, of December 26, 1996, 10,438, of April 26 2002, and takes other measures.
Law No. 10,847, of March 15, 2004	Authorizes the creation of Empresa de Pesquisa Energética – EPE and takes other measures.
Law No. 10,848, of March 15, 2004	Provides for the commercialization of electricity, amends Laws No. 5,655 of May 20, 1971, 8631 of March 4, 1993, 9074 of July 7, 1995, 9427 of December 26, 1996, 9,478 of August 6, 1997, 9,648 of May 27, 1998, 9,991, of July 24, 2000, 10,438 of April 26, 2002, and takes other measures.
Law No. 11,075, of December 30, 2004	Provides for the creation of positions in committee of the High-Level Management and Advising Group-DAS, within the Federal Executive Power, and gives new wording to the provisions of Laws No. 10,438, of April 26, 2002, 10,683 of 28 of May 2003, and 10,848, of March 15, 2004.
Law No. 11,292, of April 26, 2006	Amends Laws No. 9,986, of July 18, 2000, which provides for the management of human resources of Regulatory Agencies; 10,768, of November 19, 2003, which provides for the Staff of the National Water Agency - ANA; 10,862, of April 20, 2004, which provides for the creation of the Special Position Plan of the Brazilian Intelligence Agency - ABIN; 10,871, of May 20, 2004, which provides for the creation of careers and organization of effective positions in special autarchies, called Regulatory Agencies; 11,182, of September 27, 2005, which creates the National Civil Aviation Agency - ANAC; 9,074, of July 7, 1995, which establishes rules for the granting and extensions of concessions and permissions for public services; creates positions in the Diplomat Career, in the Position Plan for the Science and Technology Area, in the High-Level Management and Advising Group-DAS and Gratified Functions - FG; authorizes the extension of temporary contracts signed on the basis of article 81-A of Law No. 8,884, of June 11, 1994, and article 30 of Law No. 10,871, of May 20, 2004; revokes provisions of Laws No. 5,989, of December 17, 1973; 9,888, of December 8, 1999; 10,768, of November 19, 2003; 11,094, of January 13, 2005; and 11,182, of September 27, 2005, and takes other measures.

Law No. 11,488, of June 15, 2007	Creates the Special Regime of Incentive to Infrastructure Development - REIDI; reduces to twenty-four (24) months the minimum period for using the credits of the Contribution to the PIS/Pasep and the Contribution for Social Security Financing - COFINS arising from the acquisition of buildings; extends the deadline for payment of taxes and contributions; amends Provisional Measure No. 2,158-35, of August 24, 2001, and Laws No. 9,779, of January 19, 1999, 8,212 of July 24, 1991, 10,666, of May 8, 2003, 10,637, of December 30, 2002, 4,502, November 30, 1964, 9,430, December 27, 1996, 10,426, April 24, 2002, 10,833, December 29, 2003, 10,892, July 13, 2004, 9,074, of July 7, 1995, 9,427, of December 26, 1996, 10,438, of April 26, 2002, 10,848, of March 15, 2004, 10,865, of April 30, 2004, 10,925, of 23 of July 2004, 11,196, of November 21, 2005; revokes provisions of Laws No. 4,502, of November 30, 1964, 9,430, of December 27, 1996, and Decree-Law No. 1,593, of December 21, 1977; and takes other measures.
Law No. 11,943, of May 28, 2009	Authorizes the Federal Government to participate in the Guarantee Fund for Electric Energy Enterprise; amends paragraph 4 of article 1 of Law No. 11,805, of November 6, 2008; provides for the use of excess collection and financial surplus from existing sources of funds in the National Treasury; amends article 1 of Law No. 10,841, of February 18, 2004, to Laws No. 9,074, of July 7, 1995, 9,427, of December 26, 1996, 10,848, of March 15, 2004, 3,890-A, of April 25, 1961, 10,847 of March 15, 2004, and 10,438 of April 26, 2002; and authorizes the Federal Government to transfer to the National Bank for Economic and Social Development - BNDES funds raised from the International Bank for Reconstruction and Development.
Law No. 12,111, of December 09, 2009	Provides for the electricity services in Isolated Systems; amends Laws No. 9,991, of July 24, 2000, 9,074, of July 7, 1995, 9,427, of December 26, 1996, and 10,848, of March 15, 2004; revokes provisions of Laws No. 8,631 of March 4, 1993, 9,648 of May 27, 1998, and 10,833 of December 29, 2003; and takes other measures.
Law No. 12,212, of January 20, 2010	Provides for the Social Electricity Tariff; amends Laws No. 9,991, of July 24, 2000, 10,925, of July 23, 2004, and 10,438, of April 26, 2002; and takes other measures.
Law No. 12,334, of September 20, 2010	Sets forth the National Dam Safety Policy for the accumulation of water for any uses, the final or temporary disposal of tailings and the accumulation of industrial waste, creates the National Dam Safety Information System and amends the wording of article 35 of Law No. 9,433, of January 8, 1997, and article 4 of Law No. 9,984, of July 17, 2000.
Law No. 12,375, of December 30, 2010	Amends Law No. 10,683, of May 28, 2003; transforms Technical Commissioned Functions into commissioned positions, created by Provisional Measure No. 2,229-43, of September 6, 2001; amends Provisional Measure No. 2,228-1, of September 6, 2001, and Laws No. 8,460, of September 17, 1992, 12,024, of August 27, 2009, 10,833, of December 29, 2003, 11,371, of November 28, 2006, 12,249, June 11, 2010, 11,941, May 27, 2009, 8,685, July 20, 1993, 10,406, January 10, 2002, 3,890-A, April 25 of 1961, 10,848, of March 15, 2004, 12,111, of December 9, 2009, and 11,526, of October 4, 2007; revokes provision of Law No. 8,162, of January 8, 1991; and takes other measures.

Law No. 12,385, of March 03, 2011	Provides for the provision of financial assistance by the Federal Government to the States, the Federal District and the Municipalities, in the 2010 fiscal year, with the objective of promoting the country's exports; amends Laws No. 12,087, of November 11, 2009, 10,260, of July 12, 2001, 8,685, of July 20, 1993, 3,890-A, of April 25, 1961, 10,848, of March 15 of 2004, 12,111, of December 9, 2009, and 12,249, of June 11, 2010; modifies conditions for granting the grant in financing operations referred to in article 1 of Law No. 12,096, of November 24, 2009; revokes provision of Law No. 12,096, of November 24, 2009; and takes other measures.
Law No. 12,431, of June 24, 2011	Provides for the incidence of income tax on the operations it specifies; amends Laws No. 11,478, of May 29, 2007, 6,404, of December 15, 1976, 9,430, of December 27, 1996, 12,350, of December 20, 2010, 11,196, of November 21, 2005, 8,248 of October 23, 1991, 9,648 of May 27, 1998, 11,943 of May 28, 2009, 9,808 of July 20, 1999, 10,260 of July 12, 2001, 11,096 of 13 of January 2005, 11,180, of September 23, 2005, 11,128, of June 28, 2005, 11,909, of March 04, 2009, 11,371 of November 28, 2006, 12,249 of June 11, 2010, 10,150, of December 21, 2000, 10,312, of November 27, 2001, and 12,058, of October 13, 2009, and Decree-Law No. 288, of February 28, 1967; institutes the Special Incentive Regime for the Development of Nuclear Power Plants (Renuclear); provides for tax measures related to the National Broadband Plan; amends the legislation relating to the exemption from Additional Freight for Renewal of Merchant Marine (AFRMM); provides for the extinction of the National Development Fund; and takes other measures.
Law No. 12,767, of December 27, 2012	Provides for the extinction of public electric power service concessions and the temporary provision of the service and on the intervention to adapt the public electric power service; amends Laws No. 8,987, of February 13, 1995, 11,508, of July 20, 2007, 11,484, of May 31, 2007, 9,028, of April 12, 1995, 9,492, of September 10, 1997, 10,931, of August 2, 2004, 12,024, of August 27, 2009, and 10,833, of December 29, 2003; and takes other measures.
Law No. 12,783, of January 11, 2013	Provides for concessions for the generation, transmission and distribution of electric power, on the reduction of sectorial charges and on low tariffs; amends Laws No. 10,438 of April 26, 2002, 12,111 of December 9, 2009, 9,648 of May 27, 1998, 9,427 of December 26, 1996, and 10,848 of March 15, 2004; revokes provision of Law No. 8,631, of March 04, 1993; and takes other measures.

Law No. 12,839, of July 09, 2013	Reduces to zero the rates of Contribution to PIS/Pasep, Cofins, Contribution to PIS/Pasep-Import and Cofins-Import levied on sales revenue in the domestic market and on imports of products that make up the basket basic; amends Laws No. 10,925, of July 23, 2004, 10,147, of December 21, 2000, 10,865, of April 30, 2004, 12,058, of October 13, 2009, 12,350, of December 20, 2010, 12,599, of March 23, 2012, 10,485, of July 03, 2002, 10,438, of April 26, 2002, 10,848, of March 15, 2004, 12,783, of January 11, 2013, 9,074, of July 07, 1995, and 9,427, of December 26, 1996; revokes provision of Law No. 12,767, of December 27, 2012; and takes other measures.
Law No. 13,097, of January 19, 2015	Reduces to zero the rates of PIS/PASEP Contribution, COFINS, Contribution to PIS/Pasep-Import and Cofins-Importation levied on sales revenue and on imports of parts used in wind turbines; extends the benefits provided for in Laws No. 9,250, of December 26, 1995, 9,440, of March 14, 1997, 10,931, of August 2, 2004, 11,196, of November 21, 2005, 12,024, of August 27 of 2009, and 12,375, of December 30, 2010; amends article 46 of Law No. 12,715, of September 17, 2012, which provides for the return abroad or destruction of foreign goods whose importation is not authorized; amends Laws No. 9,430, of December 27, 1996, 12,546, of December 14, 2011, 12,973 of May 13, 2014, 9,826, of August 23, 1999, 10,833, of December 29, 2003, 10,865, of April 30, 2004, 11,051, of December 29, 2004, 11,774, of September 17, 2008, 10,637, of December 30, 2002, 12,249, of June 11, 2010, 10,522, of July 19, 2002, 12,865, of October 9, 2013, 10,820, of December 17, 2003, 6,634, of May 02, 1979, 7,433, of December 18, 1985, 11,977, of July 7, 2009, 10,931, of August 2, 2004, 11,076, of December 30, 2004, 9,514, of November 20, 1997, 9,427, of December 26, 1996, 9,074, of July 7, 1995, 12,783, of January 11 of 2013, 11,943, of May 28, 2009, 10,848, of March 15, 2004, 7,565, of December 19, 1986, 12,462 of August 4, 2011, 9,503 of September 23, 1997, 11,442 of January 05, 2007, 8,666 of June 21, 1993, 9,782 of January 26, 1999, 6,360, of September 23, 1976, 5,991, of December 17, 1973, 12,850, of August 02, 2013, 5,070, of July 07, 1966, 9,472 of July 16, 1997, 10,480, of July 02, 2002, 8112, of December 11, 1990, 6,530, of May 12, 1978, 5,764, of December 16, 1971, 8,080, of September 19, 1990, 11,079, of December 30, 2004, 13,043 of November 13, 2014, 8,987, of February 13, 1995, 10,925, of July 23, 2004, 12,096, of November 24, 2009, 11,482, of May 31, 2007, 7713, of December 22, 1988, Complementary Law No. 123 of December 14, 2006, Decree-Law No. 745 of August 07, 1969, and Decree No. 70,235 of March 06, 1972; revokes provisions of Laws No. 4,380, of August 21, 1964, 6,360, of September 23, 1976, 7,789, of November 23, 1989, 8,666, of June 21, 1993, 9,782 of January 26, 1999, 10,150, of December 21, 2000, 9,430, of December 27, 1996, 12,973 of May 13, 2014, 8,177, of March 01, 1991, 10,637, of December 30, 2002, 10,833, of December 29, 2003, 10,865, of April 30, 2004, 11,051, of December 29, 2004 and 9,514, of November 20, 1997, and Decree-Law No. 3365, of June 21, 1941; and takes other measures.

Law No. 13,203, of December 08, 2015	Provides for the renegotiation of the hydrological risk of electricity generation; institutes the grant bonus; and amends Laws No. 12,783, of January 11, 2013, which provides for electricity concessions, 9,427, of December 26, 1996, which governs the regime of public electricity service concessions, 9,478, of 6 of August 1997, which institutes the National Energy Policy Council, 9,991, of July 24, 2000, which provides for investments in research and development and in energy efficiency by concessionaires, licensees and authorized companies in the energy sector electrical, 10,438, of April 26, 2002, 10,848, of March 15, 2004, which provides for the sale of electrical energy, and 11,488, of June 15, 2007, which equates the consumer who meets the requirements he specifies to self-producer.
Law No. 13,280, of May 03, 2016	Amends Law No. 9,991, of July 24, 2000, to govern the application of resources intended for energy efficiency programs.
Law No. 13,299, of June 21, 2016	Amends Law No. 9,074, of July 7, 1995, Law No. 9,427, of December 26, 1996, Law No. 10,438, of April 26, 2002, Law No. 12,111, of December 9, 2009, Law No. 12,783, of January 11, 2013, which provides for concessions for the generation, transmission and distribution of electric power, and Law No. 13,182, of November 3, 2015; and takes other measures.
Law No. 13,360, of November 17, 2016	Amends Law No. 5,655, May 20, 1971, Law No. 10,438, April 26, 2002, Law No. 9,648, May 27, 1998, Law No. 12,111, December 9, 2009, Law No. 12,783, of January 11, 2013, Law No. 9,074, of July 7, 1995, Law No. 7990, of December 28, 1989, Law No. 9,491, of September 09, 1997, Law No. 9,427, of December 26, 1996, Law No. 10,848, of March 15, 2004, Law No. 11,488, of June 15, 2007, Law No. 12767, of December 27, 2012, Law No. 13,334, of September 13, 2016, Law No. 13,169, of October 6, 2015, Law No. 11,909, of March 4, 2009, and Law No. 13,203, of December 8, 2015; and takes other measures.
Law No. 13,661, of May 08, 2018	Amends Law No. 8.001, of March 13, 1990, to define the installment belonging to States and Municipalities of the proceeds of Financial Compensation for the Use of Water Resources (CFURH).
Law No. 13,673, of June 05, 2018	Amends Laws No. 8,987, of February 13, 1995, 9,427, of December 26, 1996, and 9,472 of July 16, 1997, to make mandatory the disclosure of a table with the evolution of the tariff and the price charged by concessionaires and public service providers.

Law No. 13,823, of May 09, 2019	Amends paragraph 3 of article 1 of Law No. 8,001, of March 13, 1990, which defines the percentages of the distribution of financial compensation referred to in Law No. 7,990, of December 28, 1989, and takes other measures.
Law No. 13,848, of June 25, 2019	Provides for the management, organization, decision-making and social control of regulatory agencies, amends Law No. 9,427, of December 26, 1996, Law No. 9472, of July 16, 1997, Law No. 9,478 of August 06, 1997, Law No. 9,782 of January 26, 1999, Law No. 9,961 of January 28, 2000, Law No. 9,984 of July 17, 2000, Law No. 9,986, of July 18, 2000, Law No. 10,233, of June 5, 2001, Provisional Measure No. 2,228-1, of September 6, 2001, Law No. 11,182, of September 27, 2005, and Law No. 10,180, of February 6, 2001.
Law No. 14,052, of September 08, 2020	Amends Law No. 9,427, of December 26, 1996, to establish a fine to be paid to electricity service users, Law No. 13,203, of December 8, 2015, to establish new conditions for risk renegotiation hydrological power generation, Law No. 11,909, of March 4, 2009, to create the Expansion Fund for Gas Pipelines for Transport and Production Flow (Brasduto), Law No. 12,351, of December 22, 2010, to provide for the allocation of revenue arising from the sale of oil, natural gas and other fluid hydrocarbons destined for the Federal Government, and Law No. 12,783, of January 11, 2013, to reduce the deadline for requesting an extension of concessions that this Law deals with.
Law No. 14,066, of September 30, 2020	Amends Law No. 12,334, of September 20, 2010, establishing the National Dam Safety Policy (PNSB), to Law No. 7797, of July 10, 1989, which creates the National Environment Fund (FNMA), Law No. 9433, of January 08, 1997, which institutes the National Water Resources Policy, and Decree-Law No. 227, of February 28, 1967 (Mining Code).
Law No. 14,120, of March 01, 2021	Amends Law No. 9,991, July 24, 2000, Law No. 5,655, May 20, 1971, Law No. 9,427, December 26, 1996, Law No. 10,438, April 26 2002, Law No. 10,848, of March 15, 2004, Law No. 12,111, of December 09, 2009, Law No. 12,783, of January 11, 2013, Law No. 13,203, of December 08, 2015, and Decree-Law No. 1383, of December 26, 1974; transfers to the Federal Government the shares owned by the Comissão Nacional de Energia Nuclear - CNEN representing the capital stock of Indústrias Nucleares do Brasil S.A. (INB) and Nuclebrás Equipamentos Pesados S.A. (Nuclep); and takes other measures.

Law No. 14,146, of April 26, 2021	Exempts consumers in the Municipalities of the State of Amapá covered by the state of public calamity from paying the electricity bill, under the terms specified; amends Law No. 10,438, of April 26, 2002, Law No. 10,848, of March 15, 2004, and Law No. 12,111, of December 9, 2009; and takes other measures.

Decree	Summary
Decree No. 24,643, of July 10, 1934	Enacts the Water Code.
Decree-Law No. 852, of November 11, 1938	Retains, with modifications, Decree No. 24,643 of July 10, 1934 and takes other measures.
Decree-Law No. 2,059, of March 05, 1940	Provides for the expansion or modification of the electrical installations referred to in article 202, paragraph 3, of the Water Code, and takes other measures.
Decree-Law No. 2,676, of October 04, 1940	Provides for the application of penalty for breach of the provisions of articles 202, paragraph 3, and 163 of the Water Code.
Decree-Law No. 3,763, of October 25, 1941	Consolidates provisions on water and electricity and takes other measures.
Decree No. 41,019, of February 26, 1957	Regulates electricity services.
Decree No. 57,617, of January 07, 1966	Approves the Regulation of Laws number 2,308, of August 31, 1954, 2,944, of November 08, 1956, 4,156, of November 28, 1962, 4,364, of July 22, 1964 and 4,676, of June 16, 1965.
Decree-Law No. 1,383, of December 26, 1974	Amends the wording of Article 4 of Law No. 5,655 of 20 May 1971 and takes other measures.
Decree No. 75,566, of April 7, 1975	Updates the values of the fines provided for in Decree No. 24,643 of July 10, 1934 (Water Code), and complementary legislation through the application of monetary correction coefficients.
Decree-Law No. 1,506, of December 23, 1976	Amends provision of Law No. 5655, of May 20, 1971, and takes other measures.

Decree No. 1,717, of November 24, 1995	Sets forth procedures for the extension of concessions for public electricity services referred to in Law No. 9,074 of July 7, 1995 and takes other measures.
Decree No. 2,003, of September 10, 1996	Regulates the production of electricity by Independent Producers and Self-Producers and takes other measures.
Decree No. 2,655, of July 02, 1998	Regulates the Wholesale Electricity Market, defines the rules of organization of the National Electric System Operator, referred to in Law No. 9,648, of May 27, 1998, and takes other measures.
Decree No. 3,371, of February 24, 2000	Institui within the Ministry of Mines and Energy, the Priority Program for Thermoelectricity, and takes other measures.
Decree No. 1, of January 11, 1991	Regulates the payment of financial compensation established by Law No. 7990, of December 28, 1989, and takes other measures.
Decree No. 3,739, of January 31, 2001	Provides for the calculation of the updated reference tariff for financial compensation for the use of water resources, dealt with in Law No. 7990, of December 28, 1989, and the contribution of upstream reservoirs for the generation of hydroelectric power, which it deals with a Law No. 8.001, of March 13, 1990, and takes other measures.
Decree No. 3,867, of July 16, 2001	Regulates Law No. 9,991, of July 24, 2000, which provides for investments in research and development and in energy efficiency by concessionaires, licensees and authorized companies in the electricity sector, and takes other measures.
Decree No. 4,067, of December 27, 2001	Adds single paragraph to article 2 of Decree No. 3,371, of February 24, 2000, which institutes, within the scope of the Ministry of Mines and Energy, the Priority Thermoelectricity Program.
Decree No. 4,475, of November 20, 2002	Provides for the institution, by the National Bank for Economic and Social Development - BNDES, of an Emergency and Exceptional Program to Support Generation Public Service Concessionaires and Independent Electric Energy Producers and takes other measures.
Decree No. 4,541, of December 23, 2002	Regulates articles 3, 13, 17 and 23 of Law No. 10,438, of April 26, 2002, which provides for the expansion of the supply of emergency electricity, extraordinary tariff recomposition, creates the Alternative Energy Sources Incentive Program - Proinfa and the Energy Development Account - CDE, and takes other measures.

Decree No. 4,758, of June 21, 2003	Gives new wording to the single paragraph of Article 3 and to paragraph 2 of Article 40 of Decree No. 4,541, of December 23, 2002, which regulates articles 3, 13, 17 and 23 of Law No. 10,438, of April 26, 2002, which provides for the expansion of the supply of emergency electricity, extraordinary tariff adjustment, creates the Alternative Energy Sources Incentive Program - Proinfa and the Energy Development Account - CDE and takes other measures.
Decree No. 4,767, of June 26, 2003	Regulates paragraph 7 of article 27 of Law No. 10,438, of April 26, 2002, amends item VI of article 6 of Decree No. 4,562, of December 31, 2002, and takes other measures.
Decree No. 5,025, of March 30, 2004	Regulates item I and paragraphs 1, 2, 3, 4 and 5 of article 3 of Law No. 10,438, of April 26, 2002, with regard to Alternative Energy Sources Incentive Program - Proinfa, first step, and takes other measures.
Decree No. 5,029, of March 31, 2004	Amends articles 33, 34, and 43 of Decree No. 4,541, of December 23, 2002, and article 1 of Decree No. 4,538, of December 23, 2002, and takes other measures.
Decree No. 5,163, of July 30, 2004	Regulates the sale of electricity, the process of granting concessions and authorizations for electricity generation, and takes other measures.
Decree No. 5,177, of August 12, 2004	Regulates articles 4 and 5 of Law No. 10,848, of March 15, 2004, and provides for the organization, attributions and functioning of the Electric Energy Trading Chamber (CCEE).
Decree No. 5,271 of November 16, 2004	Amends provisions of Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity, the process of granting concessions and authorizations for electricity generation, and takes other measures.
Decree No. 5,499, of July 25, 2005	Gives new wording to articles 18, 19, 27 and 41 of Decree No. 5.163, of July 30, 2004, which regulates the sale of electricity, the process of granting concessions and authorizations for generating electricity.
Decree No. 5,879, of August 22, 2006	Regulates item III of article 4 of Law No. 9,991, of July 24, 2000, which provides for investments in research and development and in energy efficiency by concessionaires, licensees and authorized companies in the electricity sector, and takes other measures.

Decree No. 5,882, of August 31, 2006	Modifies articles 5th, 12th, and 16th of Decree No. 5,025, of March 30, 2004, which governs the Alternative Energy Sources Incentive Program - Proinfa and takes other measures.
Decree No. 5,911, of September 27, 2006	Sets forth procedures for the extension of concessions for the use of public property of electricity generation undertakings referred to in article 17 of Law No. 10,848, of March 15, 2004, amends Decree No. 5,163, of July 30, 2004, and takes other measures.
Decree No. 6,048, of February 27, 2007	Amends articles 11, 19, 27, 34 and 36 of Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity, the process of granting concessions and authorizations for generating electricity.
Decree No. 6,144, of July 03, 2007	Regulates the form of qualification and co-qualification for the Special Regime of Incentive to Infrastructure Development - REIDI, established by articles 1 to 5 of Law No. 11,488, of June 15, 2007.
Decree No. 6,160, of July 20, 2007	Regulates paragraphs 1 and 2 of article 23 of Law No. 9,074, of July 7, 1995, towards regularizing rural electrification cooperatives as licensees of public electricity distribution services and takes other measures.
Decree No. 6,210, of September 18, 2007	Amends provisions of Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity, the process of granting concessions and authorizations for electricity generation, defines a minimum demand per unit of consumption for the equivalence of consumer to self-producer, and takes other measures.
Decree No. 6,353, of January 16, 2008	Regulates the contracting of reserve power referred to in paragraph 3 of article 3 and article 3-A of Law No. 10,848, of March 15, 2004, amends article 44 of Decree No. 5,163, of June 30, 2004, and Article 2 of Decree No. 5,177, of August 12, 2004, and takes other measures.
Decree No. 6,416, of March 28, 2008	Amends Decree No. 6,144, of July 3, 2007, which regulates the form of qualification and co-qualification for the Special Regime of Incentive to Infrastructure Development - REIDI, instituted by articles 1 to 5 of Law No. 11,488, of June 15, 2007.
Decree No. 7,129, of March 11, 2010	Gives new wording to article 54 of Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity and the process for granting concessions and authorizations for generating electricity.

Decree No. 7,204, of June 08, 2010	Regulates the single paragraph of article 1 and article 4-A of Law No. 9,991, of July 24, 2000, which provides for investments in research and development and in energy efficiency by concessionaires, licensees and authorized companies in the sector of electricity.
Decree No. 7,246, of July 28, 2010	Regulates Law No. 12,111, of December 9, 2009, which provides for the electricity service of Isolated Systems, the transmission facilities of international interconnections in the National Interconnected System - SIN and takes other measures.
Decree No. 7,317, of September 28, 2010	Gives new wording to articles 3, 18, 24 and 27 of Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity, the process of granting concessions and authorizations for electricity generation and takes other measure.
Decree No. 7,355, of November 05, 2010	Adds provision to Decree No. 7,246, of July 28, 2010, which regulates Law No. 12,111, of December 9, 2009, which provides for the electricity service of Isolated Systems and the transmission facilities of international interconnections in the National Interconnected System - SIN.
Decree No. 7,367, of November 25, 2010	Amends Decree No. 6,144, of July 3, 2007, which regulates the form of qualification and co-qualification for the Special Regime of Incentive to Infrastructure Development - REIDI, instituted by articles 1 to 5 of Law No. 11,488, of June 15, 2007.
Decree No. 7,520, of July 08, 2011	Establishes the Light for All Program (LPT), for the period 2011 to 2014, and takes other measures.
Decree No. 7,521, of July 08, 2011	Gives new wording to articles 24, 36 and 40 of Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity, the process of granting concessions and authorizations for generating electricity and takes other measures.
Decree No. 7,523, of July 08, 2011	Regulates article 21-C of Law No. 10,848, of March 15, 2004, to provide for the authorization to change the fuel of thermoelectric plants that have entered into a Contract for the Sale of Electricity in the Regulated Environment - CCEAR and takes other measures.
Decree No. 7,583, of October 13, 2011	Regulates the application of the Social Electricity Tariff and takes other measures.

Decree No. 7,805, of September 14, 2012	Regulates Provisional Measure No. 579, of September 11, 2012, which provides for concessions for the generation, transmission and distribution of electric power, on the reduction of sectorial charges, on tariff reasonableness, and takes other measures.
Decree No. 7,850, of November 30, 2012	Regulates Provisional Measure No. 579, of September 11, 2012, which provides for concessions for the generation, transmission and distribution of electric power, on the reduction of sectorial charges, on low tariffs.
Decree No. 7,891, of January 23, 2013	Regulates Law No. 12,783, of January 11, 2013, which provides for concessions for the generation, transmission and distribution of electricity, on the reduction of sectorial charges and on tariff reasonableness, and Provisional Measure No. 605, of January 23, 2013, amending Law No. 10,438, of April 26, 2002, and takes other measures.
Decree No. 7,945, of March 07, 2013	Amends Decrees No. 5,163, of July 30, 2004 and No. 7,891, of January 23, 2013.
Decree No. 8,203, of March 07, 2014	Amends Decree No. 7,891, of January 23, 2013, which regulates Law No. 12,783, of January 11, 2013, which provides for concessions for generation, transmission and distribution of electricity, on the reduction of sectorial charges and on the reasonableness of tariffs.
Decree No. 8,379, of December 15, 2014	Amends Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity, the process of granting concessions and authorizations for generating electricity.
Decree No. 8,401, of February 04, 2015	Provides for the creation of the Tariff Flag Resources Centralizing Account and amends Decree No. 4,550, of December 27, 2002, and Decree No. 5,177, of August 12, 2004.
Decree No. 8,828, of August 02, 2016	Amends Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity, the process of granting concessions and authorizations for generating electricity.
Decree No. 9,019, of March 30, 2017	Amends Decree No. 6,353 of January 16, 2008, to provide for the disengagement of reserve power by performing a competitive mechanism.

Decree No. 9,022, of March 31, 2017	Provides for the Energy Development Account, the Global Reversal Reserve and the National Electric System Operator and takes other measures.
Decree No. 9,047, of May 10, 2017	Amends Decree No. 7,246, of July 28, 2010, which regulates Law No. 12,111, of December 9, 2009, which provides for the electricity service of Isolated Systems, the transmission facilities of international interconnections in the National Interconnected System - SIN and takes other measures.
Decree No. 9,143, of August 22, 2017	Regulates paragraph 4 of article 27 of Law No. 10,438, of April 26, 2002, and paragraph 13 of article 4 of Law No. 9,074, of July 7, 1995, amends Decree No. 5,081, of May 14, 2004, Decree No. 5,163, of July 30, 2004, Decree No. 7,246, of July 28, 2010, Decree No. 7,805, of September 14, 2012, and Decree No. 9,022, of March 31, 2017, to provide for the concession and sale of electricity, and takes other measures.
Decree No. 9,158, of September 21, 2017	Regulates the extension of concessions and authorizations for hydroelectric power generation covered by article 2 of Law No. 12,783, of January 11, 2013, and takes other measures.
Decree No. 9,187, of November 01, 2017	Regulates the extension of concessions for thermoelectric power generation referred to in Law No. 12,783, of January 11, 2013, and takes other measures.
Decree No. 9,192, of November 06, 2017	Regulates Law No. 12,783, of January 11, 2013, to provide for the bidding of distribution and transmission concessions associated with the transfer of control of a legal entity providing public electricity service, and takes other measures.
Decree No. 9,271, of January 25, 2018	Regulates the granting of a concession contract in the electricity sector associated with the privatization of the holder of a public service concession for the generation of electricity, pursuant to Law No. 9,074, of July 7, 1995.
Decree No. 9,357, of April 27, 2018	Amends Decree No. 7,520, of July 8, 2011, which institutes the Light for All Program (LPT).
Decree No. 9,415, of June 20, 2018	Amends Decree No. 5,163, of July 30, 2004, to provide for approval of inventory and feasibility studies for the implementation of hydroelectric projects.
Decree No. 9,863, of June 27, 2019	Provides for the National Program for the Preservation of Electricity - Procel and on the National Prize for Conservation and Rational Use of Energy.

Decree No. 10,050, of October 09, 2019	Amends Decree No. 7,246, of July 28, 2010, which regulates Law No. 12,111, of December 9, 2009, which provides for the electricity service of Isolated Systems and the transmission facilities of international interconnections in the National Interconnected System.
Decree No. 10,100, of November 06, 2019	Amends Decree No. 6,144, of 3 July 2007, which regulates the form of habilitation and co-qualification for the Special Regime of Incentive to Infrastructure Development - REIDI, established by articles 1 to 5 of Law No. 11,488, of June 15, 2007.
Decree No. 10,135, of November 28, 2019	Amends Decree No. 9,271 of January 25, 2018, which regulates the granting of concession contracts in the electricity sector associated with the privatization of the holder of a public service concession of electricity generation, pursuant to Law No. 9,074, of July 7, 1995.
Decree No. 10,221, of February 05, 2020	Establishes the National Program for Universal Access to and Use of Electrical Energy in the Legal Amazon - More Light for the Amazon (MLA).
Decree No. 10,272, of March 12, 2020	Amends Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity, the process of granting concessions and authorizations for generating electricity.
Decree No. 10,350, of May 18, 2020	Provides for the creation of the Account for the electricity sector to face the state of public calamity recognized by Legislative Decree No. 6, of March 20, 2020 and regulates Provisional Measure No. 950, of April 08, 2020, and takes other measures.
Decree No. 10,707, of May 28, 2021	Regulates the contracting of capacity reserve, in the form of power, dealt with in article 3rd and article 3rd-A of Law No. 10,848, of March 15, 2004, and amends Decree No. 5,163, of July 30, 2004, and Decree No. 5,177, of August 12, 2004.

•	MME Regulation

Ordinance	Summary
Interministerial MME e MDIC Ordinance No. 1,877, of December 30, 1985	Institutes the National Program for the Preservation of Electricity - Procel, with the purpose of integrating actions aimed at the conservation of electric power in the country.
Ordinance No. 294, of November 28, 2006	Decides that ANEEL shall analyze and decide on any changes in electricity delivery obligations, arising from facts beyond the control of distribution agents and respective selling agents, referring to electricity import contracts and the causes that gave rise to the reduction of the physical guarantee.
Ordinance No. 42, of March 01, 2007	the criteria and readjustment of revenues from thermoelectric plants that have entered into CCEAR for availability.
Ordinance No. 86, of May 25, 2007	Approves the Criteria and Instructions for Calculating the Nationalization Index of Equipment and Services of the Projects of the Alternative Energy Sources Incentive Program - Proinfa, which must be obeyed to prove compliance with the degree of nationalization of equipment and services for qualified projects in Proinfa, as well as amending Ordinance MME 045 of March 30, 2004.
Ordinance No. 372, of October 01, 2009	Determines that it is a necessary condition for approval of hydroelectric inventory studies of hydrographic basins and their eventual revisions that are carried out in accordance with the criteria, procedures and instructions established in the Hydroelectric Inventory of Hydrographic Basins Manual.
Ordinance No. 463, of December 03, 2009	Defines the methodology for calculating and reviewing the physical energy guarantee.
Ordinance No. 117, of April 05, 2013	Approves the terms and conditions for the provision of electricity generation service by means of a hydroelectric power plant, whose concession has not been extended pursuant to Law No. 12,783, of January 11, 2013, and Decree No. 7,805, of September 14, 2012, towards ensuring continuity of service.
Ordinance No. 123, of April 17, 2013	Resolves that the Auction Notices for the bidding of hydroelectric power plant concessions and the allocation of their physical energy and power guarantees, the concession contracts, of physical energy and power guarantee quotas and their schedules, shall be prepared by ANEEL, in accordance with the guidelines indicated, in addition to others that may be defined by the Ministry of Mines and Energy.

Ordinance No. 243, of July 12, 2013	Approves the Guidelines for the termination of Contracts for the Concession of Use of Public Property for the Generation of Electric Energy, which comprise hydroelectric projects granted until March 15, 2004 and which did not enter into operation until June 30, 2013.
Ordinance No. 258, of August 2, 2013	Determines that the Interconnection of Isolated Systems to the National Interconnected System is subject to the effective commercial operation of the transmission facilities necessary for the full interconnection of the systems, in compliance with technical conditions, as per ANEEL regulation.
Ordinance No. 418, of November 27, 2013	Sets forth that ANEEL shall regulate the performance of investments with a view to maintaining the quality and continuity of service provision by the Hydroelectric Power Plants, whose concessions were extended or auctioned pursuant to Law No. 12,783, of January 11, 2013.
Ordinance No. 24, of January 16, 2014	Approves and determines the application of the "Guide to Procedures for Access to the Public Electricity Transmission Service and Connection to the Basic Network of the National Interconnected System", with the definition of procedures for requesting access to transmission systems by free consumers and self-producers.
Ordinance No. 492, of September 12, 2014	Sets forth the review of the physical guarantee of energy due to the change in installed power.
Ordinance No. 564, of October 17, 2014	Sets forth the calculation and revision of the physical guarantee of energy based on the verified electricity generation and the revision of the physical guarantee of energy based on the increased availability of increased fuel and/or energy efficiency, without increasing installed capacity.
Ordinance No. 416, of September 01, 2015	Sets forth procedures and methodologies for Wind Power Plants, aiming at reviewing the amounts of physical energy guarantee, based on changes in technical characteristics, and the calculation and annual review of physical energy guarantee amounts, based on the verified generation of electricity.
Ordinance No. 101, of March 22, 2016	Defines the methodology for calculating the physical guarantee of energy for new electricity generation projects of the National Interconnected System - SIN.
Ordinance No. 120, of April 20, 2016	Determines that the amounts approved by ANEEL relating to the assets provided for in article 15, paragraph 2, of Law No. 12,783, of January 11, 2013, will compose the Regulatory Remuneration Basis of the electricity transmission concessionaires and that the cost of capital be added to the respective Allowed Annual Revenues.

Ordinance No. 444, of August 25, 2016	Sets forth guidelines for the definition of the SIN's remaining flow capacity for the purposes of carrying out new, reserve and alternative energy auctions.
Ordinance No. 364, of September 13, 2017	Defines that the Electric Power Transmission Concessionaires and the Electric Power Generation Concessionaires and Authorization Authorities, constituted in the form of a corporation, may request the Ministry of Mines and Energy's Energy Planning and Development Secretariat to approve an Electric Energy Infrastructure Project, as a priority, for the purposes of article 2 of Law No. 12,431 of June 24, 2011.
Ordinance No. 318, of August 1, 2018	Sets forth that the legal entity governed by private law, holder of a project for the implementation of electricity generation and transmission infrastructure, may request the National Electric Energy Agency - ANEEL the placement for the Special Regime of Incentive to Infrastructure Development - REIDI of the projects entered in certain categories.
Ordinance No. 481, of November 26, 2018	Defines the guidelines for changes in technical characteristics for generation projects granted by the MME as a result of having sold energy in Auctions of new, reserve or alternative energy sources.
Ordinance No. 152, of March 01, 2019	Sets forth the estimated schedule for promoting the Electricity Purchase Laws from Existing Generation Projects, for the contracting of electricity by the distribution agents of the National Interconnected System - SIN, for the years 2019, 2020 and 2021.
Ordinance No. 215, of May 11, 2020	Sets forth the Guidelines for the preparation of the Electricity Transmission Granting Plan - POTEE of the Ministry of Mines and Energy, from the conception of the Transmission Planning Studies to the holding of Auctions for the Expansion of Transmission Systems, as well as for the authorization of Reinforcements and Improvements to existing Transmission Facilities.
Ordinance No. 244, of June 16, 2020	Aproves the Operation Manual that establishes the technical, financial criteria, procedures and priorities that will be applied in the National Program for Universal Access to and Use of Electrical Energy in the Legal Amazon - More Light for the Amazon (MLA), in the form of the Schedule to this Ordinance.
Ordinance No. 279, of July 7, 2020	Sets forth the schedule for carrying out the Bidding for the Concession of Public Service for the Transmission of Electric Energy for the years 2020, 2021 and 2022.

Ordinance No. 451, of December 16, 2020	Approves Approve the 2050 National Energy Plan Report - PNE 2050.
Ordinance Normativa No. 20, of August 16, 2021	Sets forth the Guidelines for carrying out the Auction for Contracting Electric Power and Associated Energy, from generation projects, new and existing, that add electric power to the National Interconnected System - SIN, called "Capacity Reserve Auction, of 2021".

•	CNPE Regulation

Resolution	Summary
Resolution No. 10, of September 17, 2002	Creates an Interministerial Committee with the purpose of setting forth the guidelines and priorities for the concession of economic subsidy to the electric power supply tariffs.
Resolution No. 14, of November 22, 2002	Sets forth the guidelines for the revision of the calculation methodology of the Transmission System Use Tariffs – TUST.
Resolution No. 5, of July 21, 2003	Approves the basic guidelines for the implementation of the new Electricity Sector model.
Resolution No. 9, of December 10, 2003	Approves the report and proposal of routing of the relevant and required legal measures for the implementation of the new Electricity Sector model.
Resolution No. 4, of May 13, 2008	Determines the creation of a Work Group with the objective of elaborating studies, proposing conditions and suggesting applicable criteria for the situation of the amortized or depreciated Hydroelectric Generation Stations.
Resolution No. 1, of March 25, 2011	Sets forth the number of electric power submarkets of the National Interconnected System – SIN .
Resolution No. 29, of December 12, 2019	Defines the general criterion of supply guarantee applicable to the studies of expansion of the offering and of the planning of the interconnected electric system’s operation, as well as the calculation of the physical guarantees of energy and power of an electric power generation enterprise, among other arrangements.
Resolution No. 2, of February 10, 2021	Sets forth orientations on research, development and innovation on the country’s electricity sector.

Resolution No. 8, of April 20, 2021	Revokes Resolutions in the scope of the National Board of Energetic Policy – CNPE.

•	ANEEL Regulation

Resolution	Summary
Resolution No. 247, of August 13, 1999	Amends the general conditions for the provision of the services of transmission and hiring of access, comprising the Transmission Service Provision Agreements – CPST, Transmission System Use Agreements – CUST and the Transmission System Connection Agreements – CCT, bound to the execution of the Initial Agreements of Purchase and Sale of Electric Power.
Resolution No. 281, of October 1st, 1999	Sets forth the general conditions of the hiring of access, comprising the use and the connection of the electric power transmission and distribution systems.
Normative Resolution No. 056, of May 6, 2004	Sets forth the procedures for access to the generating power plants participant of the Program for Alternative Sources of Electric Energy – PROINFA, regulating the article 3, paragraph 5 of Law No. 10,438, of April 26, 2002, included by Law No. 10,762, of November 11, 2003, and regulated by Decree No. 5,025, of March 30, 2004.
Normative Resolution No. 062, of May 5, 2004	Sets forth the procedures for the calculation of the amount corresponding to the referral energy of electric power generation enterprises, for purposes of participation in the Program for Alternative Sources of Electric Energy – PROINFA, under the terms of Decree No. 5,025, of March 30, 2004, among other arrangements.
Normative Resolution No. 065, of May 25, 2004	Sets forth the assured energy of small hydroelectric stations and the reference energy of Wind-electric power plants and biomass thermoelectric power plants.
Normative Resolution No. 067, of June 8, 2004	Sets forth criteria for the composition of the National Interconnected System’s Basic Network, among other arrangements.

Normative Resolution No. 068, of June 8, 2004	Sets forth the procedures for access and implementation of reinforcements in the Other Transmission Facilities, not part of the Basic Network, and for the expansion of the transmission facilities of own scope, of systemic interest, of the concessionaires or distribution permissionaires, among other arrangements.
Normative Resolution No. 077, of August 18, 2004	Sets forth the procedures bound to the reduction of the tariffs of use of the electric systems of transmission and distribution, for hydroelectric enterprises and for those with solar, wind, biomass or qualified cogeneration basis.
Normative Resolution No. 149, of February 28, 2005	Sets forth the procedures for requiring of permission, by agents providers of electric power services, for the amendment of constitutive acts, and appoints the previously authorized cases
Normative Resolution No. 248, of January 23, 2007	Amends provisions of Normative Resolution No. 67, of June, 8, 2004, as well as of Resolution No. 281, of October 1st, 1999, among other arrangements.
Normative Resolution No. 262, of April 17, 2007	Provides on the procedures to assure the extension of the public good use concessions of the electric power generation enterprises referred to by Decree No. 5,911, of September 27, 2006.
Normative Resolution No. 269, of June 19, 2007	Amends the articles 2, 5 e 6 of Normative Resolution No. 62, of May 5, 2004, which sets forth the procedures for the calculation of the amount corresponding to the energy of reference of the power plants participant of the Program for Alternative Sources of Electric Energy – PROINFA, among other arrangements.
Normative Resolution No. 271, of July 3rd, 2007	Amends the redaction of articles 1 and 3 of Normative Resolution No. 77, of August 18, 2004.
Normative Resolution No. 302, of February 26, 2008	Amends Normative Resolution No. 67, of June 8, 2004, which sets forth criteria for the composition of the National Interconnected System’s Basic Network.
Normative Resolution No. 312, of May 6, 2008	Amends Normative Resolution No. 68, of June 8, 2004, which sets forth the procedures for the implementation of reinforcements in the Other Transmission Facilities, among other arrangements.
Normative Resolution No. 320, of June 10, 2008	Sets forth criteria for the classification of transmission facilities as of Exclusive Interest of Generation Stations for Shared Connection – ICG for the access to the Basic Network of the National Interconnected System based on wind or biomass source or small hydroelectric stations.

Normative Resolution No. 378, of November 10, 2009	Sets forth procedures for the analysis of acts of concentration and violations to the economic order in the electric power sector.
Normative Resolution No. 409, of August 10, 2010	Sets forth criteria and procedures for participation of hydroelectric enterprise unchecked centrally in the Energy Reallocation Mechanism – MRE.
Normative Resolution No. 442, of July 26, 2011	Regulates the provisions regarding the electric power transmission facilities destined to international interconnections referred to in paragraphs 6 and 7 of article 17 of Law No. 9,074, of July, 7, 1995, included by Law No. 12,111, of December 9, 2009, and article 21 of Decree No. 7,246, of July 28, 2010, among other arrangements.
Normative Resolution No. 484, of April 17, 2012	Sets forth the procedures to be adopted by concessionaires, permissionaires and services authorized parties and electric power facilities for obtaining of permission to transfer of corporate control, among other arrangements.
Normative Resolution No. 492, of June 5, 2012	Sets forth criteria for enterprises that have started commercial operation in the period from December 31, 2010 to December 30, 2011 to keep in the Program for Alternative Sources of Electric Energy – PROINFA.
Normative Resolution No. 507, of September 4, 2012	Amends Resolution No. 281, of October 1st, 1999, ANEEL Resolution No. 371, of December 29, 1999, and Normative Resolution No. 68, of June 8, 2004, and revokes ANEEL Normative Resolution No. 400, of April 13, 2010.
Normative Resolution No. 514, of October 30, 2012	Sets forth the conditions for the hiring of Energy and Power Physical Guarantee Quotas, pursuant to Decree No. 7,805, of 2012.
Normative Resolution No. 515, of November 27, 2012	Approves Submodule 5.3 of the Tariff Regulation Procedures – PRORET, which regulates the calculation of the funding quotas and of the electric power quotas regarding the Program for Alternative Sources of Electric Energy – PROINFA, and revokes Normative Resolution No. 127, de 6 de December de 2004.
Normative Resolution No. 541, of March 12, 2013	Sets forth the provisions related to the quality standard of the power generation service provided by hydroelectric power plants concessionaires framed within Law No. 12,783, of January 11, 2013, and Decree No. 7,805, of September 14, 2012.

Normative Resolution No. 545, of April 16, 2013	Sets forth the discipline related to the shutdown of agents and to the impugnation of acts performed at the Electric Power Commercialization Chamber – CCEE, among other arrangements.
Normative Resolution No. 549, of May 7, 2013	Provides on the transfer of resources of the Energetic Development Account – CDE to the distribution concessionaires under the terms of article 4-A of Decree 7,891, of January 23, 2013.
Normative Resolution No. 583, of October 22, 2013	Sets forth the procedures and conditions for the obtaining and maintenance of the operational situation and definition of installed and net capacity of electric power generation enterprise.
Normative Resolution No. 584, of October 29, 2013	Sets forth the terms and conditions for seasonal adjustment and modulation of electric power generation power plants’ physical guarantee, as well as for seasonal adjustment of bond energy regarding Hydroelectric Power Plant – UHE Itaipu.
Normative Resolution No. 596, of December 19, 2013	Sets forth criteria and procedures for calculation of the investment installments related to reversible goods, still not amortized or not depreciated, of hydroelectrical utilizations referred to by article 2 of Decree No. 7,850, of November 30, 2012.
Normative Resolution No. 614, of June 3, 2014	Consolidates the rules regarding the verification of unavailability of generating unit or energy importation eneterprise connected to the National Interconnected System – SIN, sets forth new determination and ballast verification criteria, among other arrangements.
Normative Resolution No. 622, of August 19, 2014	Provides on the financial guarantees and the realization of electric power purchase and sale agreements’ records, associated with the commercialization in the scope of the Electric Power Commercialization Chamber, among other arrangements.
Normative Resolution No. 631, of November 25, 2014	Sets forth the criteria and procedures for revision of the allocation of physical guarantee and power quotas of the hydroelectric power plants framed within by Law No. 12,783, of January 11, 2013, to the distribution concessionaires.
Normative Resolution No. 638, of December 9, 2014	Amends Normative Resolution No. 584, of October 29, 2013, which sets forth terms and conditions for the seasonal adjustment and modulation of physical guarantee of electric power generation power plants, as well as to seasonal adjustment of bond energy regarding Hydroelectric Power Plant – UHE Itaipu.

Normative Resolution No. 647, of February 3, 2015	Amends Normative Resolution No. 545, of April 16, 2013, among other arrangements.
Normative Resolution No. 666, of June 23, 2015	Regulates the hiring of the use of the transmission system on a permanent, flexible, temporary and of capacity reserve basis, the forms of establishment of the corresponding charges, among other arrangements.
Normative Resolution No. 684, of December 11, 2015	Sets forth the criteria for permission and other conditions for renegotiation of the hydrological risk of hydroelectric generation by agents participant of the Energy Reallocation Mechanism.
Normative Resolution No. 691, of December 8, 2015	Disciplines the untying, by initiative of sectorial agent, of goods bound to the services of energy generation, transmission and distribution.
Normative Resolution No. 696, of December 15, 2015	Sets forth criteria for the classification, formulation of the Safety Plan and the performance of the Safety Periodic Review in dams monitored by ANEEL according to the provisions of Law No. 12,334, of September 20, 2010.
Normative Resolution No. 699, of January 26, 2016	Regulates item XIII of article 3 of Law No. 9,427, of December 26, 1996, which refers to the previous and a posteriori controls on acts and legal businesses among the concessionaires, permissionaires and authorised and their related parties, revokes Normative Resolution No. 334, of October 21, 2008, among other arrangements.
Normative Resolution No. 731, of August 23, 2016	Definition of the methodology of calculation of the accumulated depreciation of the hydroelectric and thermoelectric electric power generation plants, except for the one applied to the investments in the basic Project, for purposes of indemnification of recognition in the tariff base.
Normative Resolution No. 745, of November 22, 2016	Amends Normative Resolution No. 077, of August 18, 2004, which sets forth procedures bound to the reduction of the transmission and distribution electricity systems’ use tariffs, among other arrangements.
Normative Resolution No. 764, of April 18, 2017	Sets forth the amount of eligible energy, the valuation and the payment conditions for the participants of the Energy Reallocation Mechanism of the hydroelectric generation displacement cost arising from thermoelectric generation that exceeds that one in order of merit and of importation of electric power without physical guarantee.

Normative Resolution No. 766, of April 25, 2017	Disciplines the constitution of guarantees by the electric power generation, transmission and distribution concessionaires, permissionaires and authorized parties, among other arrangements.
Normative Resolution No. 783, of September 26, 2017	Sets forth the criteria and procedures for control of electric power commercialization agreements.
Normative Resolution No. 784, of October 3, 2017	Amends Normative Resolution No. 684, of December 11, 2015, to establish values of unitary premiums for renegotiation of the hydrological risk of the ACR mechanism, referenced to the base date of January, 2017.
Normative Resolution No. 785, of October 10, 2017	Approves Submodule 11.2 of the Tariff Regulation Procedures – PRORET, which regulates the allocation of physical guarantee and power quotas of the power plants framed within Law No. 12,783, of January 11, 2013, among other arrangements.
Normative Resolution No. 797, December 12, 2017	Sets forth the procedures for the sharing of infrastructure of Electric Power Concessionaires and Permissionaires with agents of the same sector, as well as with agents from the Telecommunications, Oil and Gas sectors, with the Direct or Indirect Public Administration and with other interested parties.
Normative Resolution No. 800, of December 19, 2017	Regulation of the Energetic Development Account – CDE – Decree No. 9,022/2017.
Normative Resolution No. 801, of December 19, 2017	Sets forth the procedures for planning, formation, processing and management of the Coal and Fuel Consumption Account – CCC installments, associated to the Energetic Development Account – CDE.
Normative Resolution No. 804, of February 6, 2018	Provides on the Institutional Register and on the Electronic Notice in the scope of the National Agency of Electric Energy – ANEEL, among other arrangements.
Normative Resolution No. 808, of March 6, 2018	Amends sole paragraph of article 2 of Normative Resolution No. 67, of February 22, 2001, which sets forth the procedure for calculation and collection of the Financial Compensation for the Use of Hydrological Resources, due by the hydroelectric generation concessionaires and authorized parties, among other arrangements.

Normative Resolution No. 815, of May 22, 2018	Amends Normative Resolutions No. 67 and No. 68, both of June 8, 2004, and No. 722, of May 31, 2016, and approves Revision 2018.05 of Submodule 3.3 of the Network Procedures.
Normative Resolution No. 818, of June 19, 2018	Approves Submodules 12.1 e 12.4 of the Tariff Regulation Procedures – PRORET, which regulates the revision of the anual generation revenue of the hydroelectric power plants framed within the physical guarantee and power quotas’ regime of Law No. 12,783, of January 11, 2013, among other arrangements.
Normative Resolution No. 830, of October 23, 2018	Amends the Procedures of the Energetic Efficiency Program – PROPEE, approved Normative Resolution No. 556, of July 2, 2013, and approves the revision of Submodule 5.6: Research and Development – R&D and Energetic Efficiency – EE of the Tariff Regulation Procedures – PRORET, approved by Normative Resolution No. 737, of September 27, 2016.
Normative Resolution No. 840, of December 18, 2018	Amends Normative Resolution No. 801, of December 19, 2017.
Normative Resolution No. 846, of June 11, 2019	Approves procedures, parameters and criteria for the imposition of penalties to the electric power sector agents and provides on general guidelines of the Agency’s monitoring.
Normative Resolution No. 852, of August 13, 2019	Amends Normative Resolution No. 846/2019, which approves procedures, parameters and criteria for the imposition of penalties to the electric power sector agents and provides on general guidelines of the Agency’s monitoring.
Normative Resolution No. 856, of August 27, 2019	Approves Submodule 12.2 of the Tariff Regulation Procedures – PRORET, which defines the procedures for the readjustment of the Annual Generation Revenue of the hydroelectric power plants framed within the energy physical guarantee and power quotas’ regime, under the terms of Law No. 12,783, of January 11, 2013.
Normative Resolution No. 867, of December 17, 2019	Amends Normative Resolution No. 801, of December 19, 2017.
Normative Resolution No. 869, of January 28, 2020	Approves the Rules for Electric Energy Commercialization applicable to the Accounting and Settlement System – SCL.

Normative Resolution No. 875, of March 10, 2020	Sets forth the requisites and procedures required for the approval of the Hydroelectric Inventory Studies of hydrographic basins, for the obtaining of authorization grant for the exploitation of hydroelectric utilizations, for the communication of the implementation of Hydroelectric Generating Station with Reduced Installed Capacity and for the approval of the Technical and Economic Feasibility Studies and Hydroelectric Power Plant Basic Project subject to the concession.
Normative Resolution No. 876, of March 10, 2020	Sets forth the requisites and procedures required for the obtaining of authorization grant for the exploitation and alteration of the installed capacity of Wind, Photovoltaic, Thermoelectric generating stations and other alternative sources and for the communication of the implementation of generating stations with reduced installed capacity.
Normative Resolution No. 890, of July 21, 2020	Rectifies Normative Resolution No. 875, of March 10, 2020, which set forth, in a consolidated way, the rules regarding the procedures and requirements for the performance of hydrographic basins’ hydroelectric inventory studies, exploitation and grant of hydroelectric enterprises.
Normative Resolution No. 894, of September 29, 2020	Amends Normative Resolution No. 684, of December 11, 2015, aiming to exclude the SPR class among the options of renegotiation of the hydrological risk of the Regulated Hiring Environment – ACR and to set forth the unitary premium values for renegotiation of the hydrological risk of the ACR mechanism for 2021, referred to the base date of January, 2020.
Normative Resolution No. 895, of December 1st, 2020	Sets forth the methodology for calculation of the compensation to the owners of hydroelectric power plants participant of the Energy Reallocation Mechanism – MRE, under the terms of Law No. 13,203, of December 8, 2015, amended by Law No. 14,052, of September 8, 2020.
Normative Resolution No. 897, of November 17, 2020	Revokes ANEEL’s normative acts, in compliance to Decree No. 10,139, of November 28, 2019, among other arrangements.
Normative Resolution No. 899, of December 1st, 2020	Amends Normative Resolution No. 584, of October 29, 2013.
Normative Resolution No. 901, of December 8, 2020	Amends article 5 of Normative Resolution No. 800, of 2017 and article 53-X of REN No. 414, of 2010.

Normative Resolution No. 904, of December 8, 2020	Sets forth the criteria and conditions of the Surplus Sale Mechanism and of the management mechanisms of electric power commercialization deriving from new generation enterprises.
Normative Resolution No. 905, of December 8, 2020	Approves the Rules of the Electric Energy Transmission Services in the National Electric System, among other arrangements.
Normative Resolution No. 906, of December 8, 2020	Approves Modulo 4 – Provision of the Services of the Rules of the Electric Energy Transmission Services, the revision of Module 1 – Glossary of the Rules of the Rules of the Electric Energy Transmission Services, among other arrangements.
Normative Resolution No. 913, of February 2, 2021	Amends ANEEL Normative Resolution No. 541, of March 12, 2013, which sets forth the provisions regarding the quality standard of the electric power generation service provided by hydroelectric power plants concessionaires framed within Law No. 12,783, of January 11, 2013, and Decree No. 7,805, of September 14, 2012.
Normative Resolution No. 916, of February 23, 2021	Sets forth the general conditions for the incorporation of the Other Transmission Facilities – DIT in the Fixed Asset of the concessionaires of the public service of electric power distribution and revokes Normative Resolutions No. 758, of February 7, 2017, and Normative Resolution No. 781, of August 22, 2017; and Normative Resolution No. 810, of April 17, 2018.
Normative Resolution No. 917, of February 23, 2021	Sets forth procedures regarding the Register of Defaulters with Intrasectorial Liabilities, as well as disciplines the request and electronic issuance of the Compliance Certificate and revokes Normative Resolution No. 538, of March 5, 2013 and article 7 of Normative Resolution No. 649, of February 27, 2015.
Normative Resolution No. 919, of February 23, 2021	Sets forth the general procedures for request of Declaration of Public Utility – DUP, of land areas required for the implementation of generation facilities and Electric Energy Transport, by concessionaires, permissionaires and authorized parties, and revokes Normative Resolution No. 740, of October 11, 2016.
Normative Resolution No. 920, of February 23, 2021	Approves the Procedures of the Energetic Efficiency Program – PROPEE and revokes Normative Resolution No. 556, of June 18, 2013, and article 1 of Normative Resolution No. 830, of October 23, 2018, and Normative Resolution No. 892, of August 11, 2020.

Normative Resolution No. 929, of March 30, 2021	Sets forth the form of operationalization of the collection to the Energetic Development Account – CDE and amends the Normative Resolutions No. 920, of 2021, which approves the Procedures of the Energetic Efficiency Program – PROPEE, Aneel Normative Resolution No. 926, of March 16, 2021, which approves Submodule 5.6: Research and Development – R&D and Energetic Efficiency – EE of the Tariff Regulation Procedures – PRORET, and No. 754, of 2016, which approves the Procedures of the Research and Development Program – PROP&D.
Normative Resolution No. 930, of March 30, 2021	Amends ANEEL Normative Resolution No. 895, of December 1st 2020, which sets forth the methodology for calculation of the compensation to the owners of hydroelectric power plants participant of the Energy Reallocation Mechanism – MRE, under the terms of Law No. 13.203, of December 8, 2015, amended by Law No. 14.052, of September 8, 2020.
Normative Resolution No. 935, of June 8, 2021	Amends Normative Resolution No. 684, of December 11, 2015, in order to set forth values of unitary premiums for renegotiation of the hydrological risk of the mechanism of the Regulated Hiring Environment – ACR, referred to the base date of January, 2021.
Normative Resolution No. 940, of June 29, 2021	Regulates the provision of Decree No. 10,221, February 5, 2020, which institutes the National program for Universalization of the Access and Use of Electric Energy in the Legal Amazon – More Light for the Amazon.
Normative Resolution No. 942, of July 13, 2021	Amends Normative Resolution No. 596, of December 19, 2013, which sets forth criteria and procedures for calculation of the portion of the investments bound to reversible goods, still not amortized or not depreciated, of hydroelectric utilizations referred to by article 2 of Decree No. 7,850, of November 30, 2012.
Resolution No. 2.919, of August 3, 2021	Endorses the extension term of the grant of the hydroelectric power plants participant of the Energy Reallocation Mechanism – MRE and the values regarding the caput of article 2-D of Law No. 13,203, of 2015, in compliance with the provisions of paragraph 9, of article 6, of ANEEL Normative Resolution No. 895, of December 1st, 2020.
Normative Resolution No. 944, of August 17, 2021	Amends Normative Resolution No. 614, of June 3, 2014.

Tariff Regulation Procedures (PRORET)	Summary
Submodule 5.1 - Fuel Consumption Account – CCC	Set forth the regulatory procedures regarding the reimbursements of the Fuel Consumption Account - CCC, under the terms of Law No. 12,111, of December 9, 2009, and of Decree No. 7,246, of July 28, 2010 and of REN No. 801, of December 19, 2017.
Submodule 5.2 – Energetic Development Account – CDE	Set forth the regulatory procedures regarding the Energetic Development Account - CDE, sectorial fund governed by Law No. 10,438, of April 26, 2002, by Decree No. 7,891, of January 23, 2013 and by Decree No. 9,022, of March 31, 2017
Submodule 5.3 - Program for Alternative Sources of Electric Energy – PROINFA	Set forth the procedures for the calculation of the costs and electric power quotas, regarding the Program for Alternative Sources of Electric Energy – PROINFA, under the terms Decree No. 5,025, of March 30 2004, for the agents of the National Interconnected System – SIN.
Submodule 5.5 – Supervisory Fee of the Electric Power Services – TFSEE	The objective of this Submodule is the definition of the criteria and methodology for calculation for establishment of the Supervisory Fee of the Electric Power Services – TFSEE.
Submodule 5.6 – Research and Development – R&D and Energetic Efficiency – EE	Set forth the procedures for the calculation of the values to be invested in projects of Research and Development – R&D and Energetic Efficiency – EE regulated by ANEEL, in compliance with the provisions of Law No. 9,991, of July 24, 2000.
Submodule 9.1 – Periodic Revision of the Existing Concessionaires’ Revenues	Set forth the general concepts, the applicable methodologies and the procedures for execution of the Periodic Revisions (RTP) of the revenues of the following agents of electric power transmission public service, henceforth designated transmitters: I – Transmission concessionaires who have entered into an additional term for the extension of their concession agreements under the terms Law No. 12,783/2013; II – Transmission concessionaires who have entered into new concession agreements in virtue of the segregation of the activities of transmission and distribution disciplined in Law No. 10,848/2004; and III – Agents equivalent to the transmission concessionaires under the terms Law No. 12,111/2009.
Submodule 9.2 - Periodic Revision of the Bid Concessionaires’ Revenues	Set forth the general concepts, the applicable methodologies and the procedures for the execution of the Periodic Revisions (RTP) of the revenues regarding the concessionaires of electric power transmission public service arising from bidding, in the modality of public Auction, henceforth designated auctioned transmitters.

Submodule 9.3 – Annual Readjustment of the Transmitters’ Revenues	Set forth the general procedures to be used in the Annual Readjustment of the Allowed Annual Revenues (RAPs) of the concessionaires of electric power transmission public service by the provision of facilities associated to the provision of the public service of electric power transmission.
Submodule 9.7 – Authorization for Reinforcements in Facilities under Transmission Concessionaires’ Responsibility	Set forth the procedures for the implementation of improvements and reinforcements in transmission facilities under responsibility of concessionaires of electric power transmission public service and the applicable methodologies in the calculation of the additional portion of Allowed Annual Revenue - RAP.
Submodule 9.8 – Methodology for Calculation of the Allowed Annual Revenue’s Maximum Price (RAP) of the Electric Power Transmission Concession Auctions	Set forth the general concepts, the applicable methodologies and the procedures for the calculation of the maximum price of the Allowed Annual Revenue (RAP) of the Auctions of concession of electric power transmission in Brazil.
Submodule 10.4 – Revisions and Readjustments of the Transmitters’ Revenues	Define the general organization and the terms for the execution of the processes regarding the annual adjustments of the concessionaires of electric power transmission public service.
Submodule 11.2 – Allocation of Physical Guarantee Quotas of the Power Plants framed within Law No. 12,783/2013	Set forth the criteria and procedures for the allocation of physical guarantee and power quotas of the hydroelectric power plants framed within Law No. 12,783, of January 11, 2013, to the distribution concessionaires of the National Interconnected System.
Submodule 12.1 – Periodic Revision of the Generators’ Revenues	Set forth the criteria and procedures for the revision of the Annual Generation Revenue – RAG of the agents of electric power generation public service, henceforth generators, owners of hydroelectric power plants’ grants framed within the physical guarantee and power quotas’ regime, under the terms of Law No. 12,783, of January 11, 2013.
Submodule 12.2 – Annual Readjustment of the Generators’ Revenues	Set forth the criteria and procedures for the readjustment processes of the Annual Generation Revenue (RAG) of the agents of electric power generation public service, owners of hydroelectric power plants’ grants framed within the physical guarantee and power quotas’ regime, and of the ones designated as responsible for the provision of the electric power generation service in the cases of concessions not extended until the assumption of new concessionaires under the terms of Law No. 12,783, of January 11, 2013.

Submodule 12.3 – Generation Capital Cost	Set forth the methodology for the definition of the regulatory capital structure and of the capital return regulatory tax to be applied for the electric power generation facilities in quotas regime, under the terms of Law No. 12,783, of January 11, 2013.
Submodule 12.4 – Authorization for enlargements and improvements in generation facilities	Set forth criteria and procedures for the execution of investments, enlargements considered, which shall be contemplated in the hydroelectrical utilizations’ revenues that have renewed the concessions or have been aucted under the terms of Law No. 12,783, of January 11, 2013.

Distribution Procedures (PRODIST)	Summary
Module 3 – Access to the Distribution System	Set forth the conditions of access, comprising the connection and the use, to the distribution system, not including the Other Transmission Facilities – DIT, and define the technical and operational criteria, the Project requirements, the information, the data and the connection implementation, applying to the new system users as well as to the existing ones.

•	CCEE Regulation

Commercialization Rule	Summary
Module 01 – Physical Measurement	The module’s objective is to: (i) Present the treatment of the data measured and collected by SCDE and their payment per period of commercialization, (ii) Calculate the losses of shared networks, where are framed as a particular case the Other Shared Transmission Facilities – DITCs; (iii) Determine the values of energy participant or exempt from the Basic Network’s losses assessment, and (iv) Apply the treatment of the topology to the measurement points in order to determine the value effectively consumed or generated in each measurement point.
Module 02 – Accounting Measurement	The module’s objective is to determine: (i) the generation by power plant, defining the comercial and test energy; This module involves: All the agents with modeled Generation or Consumption assets. Version 2020.2.0 Accounting Measurement – Introduction 6; (ii) the consumption per load and power plant portion; (iii) the generation and the total consumption per agent already adjusted, in order to incorporate the corresponding Basic Network losses amounts.

Module 03 – Physical Guarantee	This module presents the form of determination of the physical guarantee values that shall be considered in the Energy Reallocation Mechanism (MRE), in Itaipu’s quotas distribution and in the assessment of the penalties for ballast insufficiency in the commercialization.
Module 04 – Energy Reallocation Mechanism	The module presents the stages of calculation required to determine the amount of energy that shall be allocated to cover the physical guarantee of the power plants participant of the mechanism, the amount regarding the allocation of secondary energy, as well as the financial value regarding the compensation of the generators who produced the reallocated electric energy.
Module 05 - Agreements	This module sets forth the principles and general conditions for the seasonal adjustment and modulation of the energy volumes, as well as information and characteristics that differentiate the commercial relationships considered by CCEE, that is: (i) Energy Purchase Agreements in the Free Hiring Environment (EPAFHE); (ii) Energy Commercialization Agreements in the Regulated Environment (ECARE); (iii) Physical Guarantee Quota Agreements (PGQA); (iv) Nuclear Energy Quotas Agreements (NEQA); (v) Itaipu Agreements; (vi) PROINFA Agreements; and (vii) Adjustment Auction Agreements. Finally, this module determines the agent’s net contractual position.
Module 07 – Power Plants Compromise	This module’s objective is to identify the generation and physical guarantee values committed with Energy Purchase in Regulated Environment Agreements (EPREA) and Reserve Energy Agreements (REA), and additionally the monthly and annual services of the power plants committed with these kinds of agreements.
Module 08 – Treatment of the Exposures	This module’s objective is to determine the amount of the Financial Surplus, the financial exposures of agents of the autoproduction category, the financial exposures arising from the energy allocation executed in the scope of MRE, as well as the financial exposures of the agreements of Itaipu, PROINFA and of the power plants that have agreements with Special Rights, in addition to discipline the process of allocation of the Financial Surplus and of the positive financial exposures for the relief of the negative exposures.
Module 09 - Charges	The module is composed by a sequence of calculation stages with the objective of determining the charges amounts and the assessment of such values among the CCEE agents, in addition to determine the resources available for the retroactive relief of the financial exposures and of the system’s services charges.

Module 10 – Consolidation of Results	The module promotes the consolidation of all the financial components considered for purposes of obtaining the values associated to the accounting of the operations executed in the scope of CCEE by the agents. Such module aims to determine the effects of the hiring in the availability modality, by physical guarantee quota regime, by Nuclear Energy Quota agreement (NEQA), the adjustments regarding the retroactive relief of charges, the restitution of CONER surplus financial amounts, the adjustments arising from Itaipu’s results, the adjustments arrising from ACR’s hydrological risk’s transfer, as well as to consolidate each CCEE agent’s result. The module subsidizes the processes of: (i) financial liquidation conducted monthly by CCEE, (ii) calculation of the financial guarantees to be deposited by the agents, with the objective of mitigating the default risks in the processes of financial liquidation, and (iii) determination of the re-accounting adjustments and eventual accounting adjustments.
Module 11 - Liquidation	The module refers to the verification of the monetary values that shall be contained in the short-te6rm market’s financial liquidation map and of the assessment of eventual default observed in this liquidation. Given that the accounting process is made by agent profile, it is required to group the values regarding every profile of a certain CCEE agent in order to verify the final position of this agent for purposes of liquidation.
Module 13 – Energy Penalties	The module is divided in two submodules. The first one, Energy Ballast Insufficiency, has as its objective to calculate the penalties for all CCEE agents that do not present one hundred percent of energy ballast for all their operations, based on a 12 month historic. Except for the agents belonging to the Distribution category, which is object of calculation in annual periodicity, all the agents belonging to the other categories have such penalty measured monthly.
Module 15 – Calculation of the Discount Applied to TUSD/TUST	The module is composed by a sequence of calculation stages with the objective of determining the discount percentage to be applied to the distribution and transmission system’s use tariffs, of each agent participating in the stimulated energy commercialization.
Module 16 – Readjustment of the Parameters of the CCEAR Revenue	The module’s objectives are: (i) To calculate the indexes used in the fixed revenue’s update; (ii) To calculate the price of the fuels used in the enterprises’ CVU update; (iii) To calculate the updated fixed revenue; (iv) To calculate the updated variable revenue; and (v) To calculate the updated sale price.

Module 17 – CCEAR Sale Revenue	The rules module “CCEAR Sale Revenue” addresses the composition of the revenue of the sale of power plants seller of agreements in the regulated environment, considering the beginning of the commercial operation after the beginning of the supply (mismatch), delay in the schedule of beginning of the generating power plants’ commercial operation, variable installments and eventual recoveries due to the non-compliance of contractual clauses present in the agreements by availability entered into among the agents, such agreements being provided for in Decrees No. 5,163/04 and No. 6,353/08.
Module 18 – Hiring of Reserve Energy	In the module, various provisions are presented related to the hiring of Reserve Energy, such as the implementation of the financial liquidation process of the operations related to the hiring of Reserve Energy, the execution of the calculation of the Reserve Energy Charge (REC), the verification of the monetary values associated to recoveries due by generation agents due to non-compliance of obligations provided for in CER, and other questions related to the operationalization of this contractual relationship which arises from the exercise, by the Granting Power, of the prerogative set forth in article 3 of Law No. 10,848/2004.
Module 21 – Allocation of Own Generation	The module is composed by a sequence of stages of calculation with the objective of verifying the amount of generation susceptible of allocation to the correlated loads, as well as the effective allocation to the latter.
Module 22 – Reserve Energy Penalty	The module is composed by a sequence of stages of calculation with the objective of verifying the values of penalties for insufficiency of ballast for the Biomass power plants committed with Reserve Energy Agreements – REA.
Module 23 – Physical Guarantee and Nuclear Energy Quotas Regime	The module is composed by a sequence of stages of calculation with the objective of describing the process of formation of the financial liquidation map of the Physical Guarantee Quotas Regime and the Nuclear Energy Quotas, responsible for appointing all the payments and receipts, debts and credits associated to the Physical Guarantee Quotas Agreements – PGQAs and to the Nuclear Energy Quotas Agreements – NEQA.
Module 24 – Transfer of ACR’s Hydrological Risk	The module presents the stages of calculations required to determine the value that shall be transferred by the power plants participant of the MRE to the distribution agents.
Module 26 – Surplus Sale Mechanism	The module is composed by a sequence of stages of calculation with the objective of verifying and determining the limits available for sale, the executed hirings, the values to be settle and eventual sanctions in case of default in the mechanism.

Commercialization Procedure	Summary
Submodule 3.1 – Free Environment Agreements	Sets forth the procedures for register, adjustment, validation and other information regarding the CCEALs and assignments in the SCL, in addition to information regarding the allocation of own energy. This submodule applies to all agents that perform operations of purchase and/or sale of energy by means of the register of agreements in the ACL.
Submodule 3.2 – Regulated Environment Agreements	Sets forth the procedures for the preliminary treaties among CCEE and the market agents with relation to the agreements entered into in the regulated environment.
Submodule 3.3 – Seasonal Adjustment and revision of the Physical Guarantee Seasonal Adjustment	Define the procedures for physical guarantee seasonal adjustment and revision of the seasonal adjustment. This submodule is applicable to agents holder of concession, permission, authorization or holder of register, of generation enterprises modeled in the CCEE with physical guarantee defined in regulation.
Submodule 3.5 – CCEAR Sale Revenue	Set forth the terms and premises for the verification and disclosure of the sale revenue. This submodule applies to all agents committed with CCEARs in the modalities: i. Amount arising from Auctions of new energy executed before 2011 that present delay in the beginning of their power plants or generating units’ commercial operation; ii. Amount arising from Auctions of new energy executed from 2011 on; and iii. Availability.
Submodule 3.6 – Verification and financial Liquidation of Angra 1 and 2 sale revenue	Sets forth the procedures and terms regarding the execution of the Verification and Centralized Financial Liquidatoiin of Angra 1 and 2 Sale Revenue. This submodule applies to the Eletronuclear agents and to the electric power distribution concessionaires, permissionaires and authorized parties to whom are allocated quotas-part of energy generated by Angra 1 and 2.
Submodule 3.7 – Verification and financial liquidation regarding the physical guarantee quotas	Sets forth the procedures and term regarding the execution of the verification and financial liquidation related to the physical guarantee quotas. This submodule applies, exclusively, to the generating agents holder of concession for electric power generation, extended or auctioned, under the terms of Provisional Measure No. 579, regulated by Decree No. 7.,05/2012, and later converted into Law No. 12,783, of January 11, 2013, and to the electric power distribution concessionaires, permissionaires and authorized parties to whom are allocated the physical guarantee quotas.
Submodule 3.8 – Surplus Sale Mechanism	Sets forth the procedures and terms regarding the processing of the Surplus Sale Mechanism – SSM.

Submodule 7.1 – Reserve energy verifications	Sets forth the premises for the verification and disclosure of the values related to the reserve energy, which contemplates: (i) verification and assessment of the EER; (ii) revenue anticipation; (iii) compensation of amounts by the sale agents; (iv) effects of eventual re-verifications of reserve energy; (v) adjustments regarding Administrative and judicial decisions. This submodule applies to generation agents seller of reserve energy and to the reserve energy users.
Submodule 7.2 – Financial liquidation regarding the hiring of reserve energy	Set forth the terms and procedures inherent to the financial liquidation regarding the hiring of reserve energy. This submodule applies to the generation agents seller of reserve energy and to the agents with consumption registered in the CCEE.
Submodule 7.3 – Reserve energy assignments	Sets forth the activities and terms for the assignment and acquisition of energy and ballast among biomass power plants and the assignment and acquisition of energy for wind source power plants, both committed with Reserve Energy Agreements – REAs.

•	SNO Regulation

Network Procedure	Summary
Submodule 2.1 – Definition of the National Interconnected System’s networks	Set forth the criteria for definition of the following networks that compose the National Interconnected System (NIS), pursuant to Schedule A: (a) Complementary Network; (b) Operation Network; (c) Supervision Network; and (d) Simulation Network.
Submodule 2.2 – Definition of the strategic facilities	Set forth the criteria for identification of the strategic facilities of the National Interconnected System (NIS).
Submodule 2.6 – Minimum requisites for substations and their equipment	Set forth the minimum requisites for the substations, for the equipment constituent of the Transmission Transformation Functions (TTRF), Reactive Control (RCF) and General Module (GMF) and for the terminal equipment of the Transmission Transmission Line Function (TTLF).

Submodule 2.7 – Minimum requisites for transmission lines	Set forth minimum performance requisites for the following categories of transmission line (TL): (a) aerial TL in alternate current (ATL-AC) with voltage class between 230 kV and 765 kV; (b) aerial TL in direct current (ATL-DC) with voltage class between ±500 kV and ±800 kV; (c) underground TL in alternate current (UTL-AC) with voltage class between 230 kV and 525 kV; and (d) TL composed by aerial and underground parts in alternate current (AUTL-AC) with voltage class between 230 kV and 525 kV.
Submodule 2.8 – Minimum requisites for links in direct current	Set forth the minimum technical requisites for the links in direct current (DC links), with or without DC line, that integrate or are connected to the Basic Network or to the electric power transmission facilities destined to international interconnections connected to the Basic Network.
Submodule 2.9 – Minimum requisites of electric energy quality for access or integration to the Basic Network	Present the requisites to be met by facilities that contain elements whose non-linear or special characteristics may come to cause distortions regarding the Electric Energy Quality (EEQ) in the Basic Network.
Submodule 2.10 – Technical requisites for the connection to the transmission facilities	Set forth the minimum technical requisites for the connection to the facilities under responsibility of a transmission agent, with the purpose of: (a) defining the Electric System’s National Operator – SNO’s actions regarding the proposition of enlargements, reinforcements and improvements in the facilities under responsibility of a transmission agent; (b) provide to the new users of the facilities under responsibility of a transmission agent the information required for the elaboration of the Project of the connection point and of the transmission facilities of exclusive/restrict use; and (c) provide to the users already connected to the facilities under responsibility of a transmission agent, that require access and/or hiring, the information required for update/adequacy of the project of connection point and of the transmission facilities of exclusive-restrict use.
Submodule 3.2 – Modernization of facilities	Set forth the products, the responsibilities, the terms and the stages of the process regarding the elaboration of the Facilities Modernization Plan (FMP), which lists interventions classified as improvements to be implemented in facilities under responsibility of transmission agents, and interventions classified as improvements or reinforcements to be implemented in facilities under responsibility of distribution and generation agents.

Submodule 5.3- Generation control	Set forth the responsibilities and stages of processes regarding the real time activity for the generation control, the operating power reserve control and for the Generation Automatic Control (GAC) in the Operation Network of the National Interconnected System (NIS).
Submodule 5.4 – Transmission control	Set forth the responsibilities and stages of processes regarding the transmission control at normal operation of the real time Operation Network, which covers the control of voltage, equipment loading and transmission lines within the current operating limits in the Systemic and Regional Operation Network.
Submodule 5.5 – Rservoirs hydraulic operation	Set forth the responsibilities and stages of processes regarding the real time activity of the hydraulic operation of the hydrographic basins’ reservoirs where the Operation Network’s power plants are located.
Submodule 5.7 – Load management	Set forth the products, responsibilities, guidelines and stages of the process of load management in the National Interconnected System (NIS).
Submodule 5.10 - Tele-assisted operation of the Operation Network’s facilities	Set forth the responsibilities of SNO and of the agents involved, the products, terms and stages regarding the process of tele-assisted operation of the Operation Network’s facilities.
Submodule 6.5- Verification of the generation and unavailability of generation enterprises	Set forth the products, responsibilities, terms and stages of processes regarding the verification of power generation data, regarding the power plants centrally dispatched by the Electric System’s National Operator – SNO and exchange energy data in international interconnections, considering the reasons of dispatches, their reprogramming and unavailabilities.
Submodule 6.6 – Verification of ancillary services	Set forth the products, responsibilities, terms and stages of the processes regarding the verification of the ancillary service of reactives support provided by the generating power plants that are operating as synchronous compensator, provided by generation agents with Ancillary Services Provision Agreement (ASPA).

Submodule 6.7 – Verification of unavailability, restriction of operating capacity and overload in the transmission facilities of the Basic Network and of the International Interconnections	Set forth the products, responsibilities, terms and stages of processes regarding the verification of unavailabilities, operating capacity restrictions, interventions cancellations and overloads in transmission facilities of the Basic Network and of the International Interconnections, pursuant to regulations.
Submodule 6.8 – Verification of the Use Amounts of the Transmission System	Set forth the products, responsibilities, terms and stages of processes regarding the verification of the Use Amount of the Transmission System (UATS), on a permanent, flexible, temporary and of capacity reserve basis, to subsidize the activities of monthly verification of services and charges.
Submodule 6.9 – Monitoring of the maintenance of equipment and transmission lines	Set forth the products, responsibilities, terms and stages of the processes regarding the monitoring of equipment and transmission lines, of the Basic Network and of the power plants classified in the operation modality Type I, pursuant to Submodule 7.2 – Classification of power plants’ operation modality, aiming to contribute with the levels of performance required for the operation of the National Interconnected System (NIS).
Submodule 6.15 – Management of the Basic Network electric power’s quality	This submodule’s objective is to attribute responsibilities, present the products, set forth the terms and describe the activities related to the management of the Basic Network’s performance from the point of view of the Electric Energy Quality (EEQ), in order to: (a) define the Electric System’s National Operator – SNO’s actions regarding the Enlargements and Reinforcements Plan – ERP elaborated by the SNO with the participation of the agents; (b) subsidize the studies of planning and programming of the operation, as well as the very operation in real time of the transmission system; (c) subsidize the users connected or that request connection to the facilities under responsibility of a transmission concessionaire with the information about EEQ required for the sizing of their facilities; (e) provide to the transmission users, system users and concessionaires information on the limits regarding the EEQ indicators; and (f) allow the verification of compliance of the TF’s performance in relation to the requisites set forth in the. Network Procedures and in the transmission facilities’ bidding notices.

Submodule 7.1 – Access to the transmission facilities	Set forth the products, responsibilities, terms and stages of the processes regarding the: (a) requirement of access to the facilities under transmissor’s responsibility, which covers the connection in the Basic Network, in the Other Transmission Facilities (OTF), in the transmission facilities of exclusive interest of generation stations for shared connection (ICG) or in the electric power transmission facilities destined to international interconnections connected to the Basic Network; (b) clarification to the system user regarding the regulatory and technical requisites for its connection to the facilities under the transmissor’s responsibility; (c) requirement to the Electric System’s National Operator – SNO of Access Information, for purposes of obtaining or amending of generating stations authorization grant; (d) requirement to the SNO of Access Equivalent Document of generating station to the facilities under transmissor’s responsibility, for purposes of register and qualification in power Auctions in regulated environment; and (e) issuance by the SNO of a technical opinion, upon distributor’s requirement, about impacts of the access required in the distribution system on the transmission system for issuance of Information or Access Report by the distributor.
Submodule 7.2 – Classification of power plants’ operation modality	Set forth the products, responsibilities, terms and stages of processes regarding the classification of operation modality of National Interconnected System (NIS)’s power plants.
Submodule 7.3 – Verification of compliance of the transmission facilities to the requisites	Set forth the products, responsibilities, terms and stages of the processes regarding the: (a) proposition to the National Agency of Electric Energy – ANEEL of requisites for inclusion in the technical instrument of the bidding processes or authorization for transmission facilities to be integrated to the National Interconnected System (NIS); (b) verification of compliance to the requisites of the basic project of the transmission facilities auctioned or authorized to be integrated to the NIS; (c) verification of compliance to the requisites of the characteristics as effectively implemented of the transmission facilities auctioned or authorized to be integrated to the NIS; and (d) qualitative validation of consistency and continuous supply to the Electric System National Operator – SNO and to ANEEL of the data that feed the Transmission Facilities’ Data Base (TFDB).
Submodule 7.7 – Assessment of reservoir filling and issuance of declaration for reservoir integration	Set forth the products, responsibilities, terms and stages regarding the assessments of reservoir filling related to hydroelectric utilization pertaining to the National Interconnected System (NIS) and to the issuance of release declaration for beginning of the filling of this reservoir.

Submodule 7.8 – Assessment of the impact of the access or integration to the Basic Network of facilities with non-linear or special elements	This submodule’s objective is to attribute responsibilities, present the products, set forth the terms and describe the activities of the Electric Energy Quality (EEQ) process related to the access or integration to the facilities’ Basic Network that contain non-linear or special elements. This way, the indicators related to voltage fluctuations, voltage imbalance and voltage harmonic distortion are observed, in order to assess the impact of the connection of such facilities to the Basic Network.
Submodule 7.15 – Issuance of Release Term for transmission facilities	Set forth the issuance of the release terms for the transmission functions with previous establishment of revenue and issuance of report of reinforcements and improvements integration without previously established revenue.
Submodule 7.16 – Connection to the transmission and inspections and trials in the connection facilities	Set forth the products, responsibilities, terms and stages of the process of connection to the transmission, and inspections and trials in the connection facilities.
Submodule 8.1 – Agreements’ management	Set forth the products, responsibilities, terms and stages of the process of coordination, elaboration and presentation of the CPST, CUST, CCG and CPSA models, and also of the execution, amendment, negotiation and monitoring of the transmission agreements, of the guarantees bound to the CUST, and of the ancillary services agreements, pursuant to regulations.
Submodule 8.2 – Provision of data for tariff calculation	Set forth the products, responsibilities, terms and stages of the processes regarding the provision of data for the calculation of the Transmission System’s Use Tariffs (TSUT), composed by TSUT-RB and TSUT-FR, which is used to remunerate the provision of the service of transmission in the Basic Network and in the Other Transmission Facilities – OTF on a shared basis, pursuant to current regulation; and the Distribution System’s Use Tariffs for Generators Connected at 138/88 kV (TUSDg) which is used to remunerate the provision of the service of distribution to generating stations, at the voltage of 138 kV or 88 kV, pursuant to current regulation.
Submodule 8.3 – Verification of services and charges of the transmission and sectorial charges	Set forth the products, responsibilities, terms and stages of processes regarding the verification of transmission services and charges, verification of sectorial charges regarding the Energetic Development Account (EDA) and the account of the Program for Alternative Sources of Electric Energy (PROINFA account), as well as the monitoring of the financial liquidation of these charges.

4.	ENVIRONMENTAL LEGISLATION AND REGULATION

•	Legislation

Law	Summary
Law No. 4.118, of August 27, 1962	Provides on the nuclear power national policy, creates the Nuclear Power National Commission, among other arrangements.
Law No. 6.453, of October 17, 1977	Provides on the civil liability for nuclear damages and the criminal liability for acts related with nuclear activities, among other arrangements.
Law No. 6.938, of August 31, 1981	Provides on the Environment National Policy, its ends and mechanisms of formulation and application, among other arrangements
Law No. 7.347, of July 24, 1985	Disciplines the public civil action of liability for damages caused to the environment, to the consumer, to goods and Rights of artistic, esthetic, historic, touristic and landscape value, among other arrangements.
Law No. 7.802, of July 11, 1989	Provides on the research, experimentation, production, packaging and labelling, transport, storage, commercialization, commercial advertising, use, importation, exportation, final destination of residues and packaging waste, register, classification, control, inspection and monitoring of pesticides, their components and related matters, among other arrangements.
Law No. 9.433, of January 8, 1997	Institutes the Hydrological Resources National Policy, created the National System for Management of Hydrological Resources, regulates item XIX of article 21 of the Federal Constitution, and amends article 1 of Law No. 8,001, of March 13, 1990, which amended Law No. 7,990, of December 28, 1989.
Law No. 9.605, of February 12, 1998	Provides on the criminal and Administrative sanctions arising from conducts and activities detrimental of the environment, among other arrangements.
Law No. 9.966, of April 28, 2000	Provides on the prevention, control and monitoring of the pollution caused by discharge of oil and other harmful or dangerous substances in Waters under national jurisdiction, among other arrangements.
Law No. 9.985, of July 18, 2000	Regulates article 225, paragraph 1, items I, II, III and VII of the Federal Constitution, institutes the National System of Nature Conversation Units, among other arrangements.
Law No. 10.165, of December 27, 2000	Amends Law No. 6,938, of August 31, 1981, which provides on the Environment National Policy, its ends and mechanisms of formulation and application, among other arrangements.
Law No. 10.308, of November 20, 2001	Provides on the selection of places, the construction, licensing, operation, monitoring, costs, indemnification, civil liability and guarantees regarding the deposits of radioactive waste, among other arrangements.
Law No. 11.428, of December 22, 2006	Provides on the use and protection of the native vegetation of the Mata Atlântica biome, among other arrangements.

Law No. 11.934, of May 5, 2009	Provides on limits to the human exposition to electric, magnetic and electromagnetic fields; amends Law No. 4,771, of September 15, 1965; among other arrangements.
Law No. 12.187, of December 29, 2009	Institutes the National Policy on Climate Change – PNMC, among other arrangements.
Law No. 12.305, of August 2, 2010	Institutes the National Policy of Solid Waste; amends Law No. 9,605, of February 12, 1998; among other arrangements.
Law No. 12.334, of September 20, 2010	Sets forth the National Policy for Dams Safety destined to the accumulation of water for any use, to the final or temporary disposition of waste and to the accumulation of industrial waste, created the National Information System on Dams Safety and amends the redaction of article 35 of Law No. 9,433, of January 8, 1997, and of article 4 of Law No. 9,984, of July 17, 2000.
Law No. 140, of December 8, 2011	Establishes rules, under the terms of items III, VI and VII of the caput and of sole paragraph of article 23 of the Federal Constitution, for the cooperation among the Federal Government, the States, the Federal District and the Municipalities in the Administrative proceedings arising from the exercise of the common competence regarding the protection of notable natural landscapes, to the protection of the environment, to the fight against pollution in any of its forms and to the preservation of forests,, fauna and flora; and amends Law No. 6,938, of August 31, 1981.
Law No. 12.651, of May 25, 2012	Provides on the protection of the native vegetation; amends Laws No. 6,938, of August 31, 1981, 9,393, of December 19, 1996, and 11,428, of December 22, 2006; revokes Laws No. 4,771, of September 15, 1965, and 7,754, of April 14, 1989, and Provisional Measure No. 2,166-67, of August 24, 2001; among other arrangements.
Law No. 13.123, of May 20, 2015	Regulates item II of paragraph 1 and paragraph 4 of article 225 of the Federal Constitution, Article1, point j of Article 8, point c of Article 10, Article 15 and paragraphs 3 and 4 of Article 16 of the Convention on Biological Diversity, enacted by Decree No. 2,519, of March 16, 1998; provides on the access to genetic assets, on the protection and access to associated traditional knowledge and on the distribution of benefits for the biodiversity’s conservation and sustainable use; revokes Provisional Measure No. 2,186-16, of August 23, 2001; among other arrangements.
Law No. 13.576, of December 26, 2017	Provides on the Fuel National Policy (RenovaBio), among other arrangements.
Law No. 14.119, of January 13, 2021	Institutes the National Policy of Payment for Environmental Services; and amends Laws No. 8,212, of July 24, 1991, 8,629, of February 25, 1993, and 6,015, of December 31, 1973, in order to adequate them to the new policy.

Decree	Summary
Decree No. 24.643, of July 10, 1934	Decrees the Water Code.
Decree No. 35.851, of July 16, 1954	Regulates article 151, point c, of the Water Code.

Decree No. 84.398, of January 16, 1980	Provides on the occupation of highways’ domain tracks and of public domain lands and the crossing of waterways, highways and railways, by power transmission, subtransmission and distribution lines, among other arrangements.
Decree No. 84.973, of July 29, 1980	Provides on the co-localization of Ecological Stations and Nuclear Power Plants.
Decree No. 96.044, of May 18, 1988	Approves Regulation for the Highway Transport of Dangerous Products, among other arrangements.
Decree No. 99.274, of June 6, 1990	Regulates Law No. 6,902, of April 27, 1981, and Law No. 6,938, of August 31, 1981, which provide, respectively, on the creation of Ecological Stations and Environment Protection Areas and on the Environment National Policy, among other arrangements.
Decree No. 99.280, of June 6, 1990	Promulgation of the Vienna Convention for the Protection of the Ozone Layer and of the Montreal Protocol on Substances that Destroy the Ozone Layer.
Decree No. 99.556, of October 1st, 1990	Provides on the protection of the natural underground cavities existing in the national territory, among other arrangements.
Decree No. 09, of January 15, 1991	Enacts the Convention on Prompt Notification of Nuclear Accident.
Decree No. 678, of November 6, 1992	Enacts the American Convention son Human Rights (Pact of San José, Costa Rica), of November 22, 1969.
Decree No. 875, of July 19, 1993	Enacts the text of the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal.
Decree No. 911, of September 3, 1993	Enacts the Vienna Convention on Civil Liability for Nuclear Damages, of May 21, 1963.
Decree No. 1.775, of January 8, 1996	Provides on the Administrative procedure of indigenous lands demarcation, among other arrangements.
Decree No. 1.922, of June 5, 1996	Provides on the recognition of the Private Reserves of Natural Heritage, among other arrangements.
Decree No. 2.233, of May 23, 1997	Provides on the sectors of economic activities excluded from the restrictions provided for in article 39, of Law No. 4,131, of September 3, 1962.
Decree No. 2.519, of March 16, 1998	Enacts the Convention on Biological Diversity, signed in Rio de Janeiro, on June 5, 1992.
Decree No. 2.652, of July 1st 1998	Enacts the United Nations Framework on Climate Change, signed in New York, on May 9, 1992.
Decree No. 4.136, of February 20, 2002	Provides on the specification of the sanctions applicable to violations to the rules of prevention, control and monitoring of pollution caused by release of oil and other harmful or hazardous substances in Waters under national jurisdiction, provided for in Law No. 9,966, of April 28, 2000, among other arrangements.
Decree No. 4.340, of August 22, 2002	Regulates articles of Law No. 9,985, of July 18, 2000, which provides on the National System of Nature Conservation Units - SNUC, among other arrangements.

Decree No. 4.871, of November 6, 2003	Provides on the institution of the Areas Plans for the fight against oil pollution in Waters under national jurisdiction, among other arrangements.
Decree No. 4.887, of November 20, 2003	Regulates the procedure for identification, recognition, delimitation, demarcation and titration of lands occupied by remains of the quilombos’ communities referred to by article 68 of the Transitory Constitutional Provisions Act.
Decree No. 5.688, of February 1st, 2006	Amends and adds provisions to Decree No. 2,233, of May 23, 1997, which provides on the sectors of economic activities excluded from the restrictions provided for in article 39 of Law No. 4,131, of September 3, 1962.
Decree No. 5.746, of April 5, 2006	Regulates article 21 of Law No. 9,985, of July 18, 2000, which provides on the National System of Nature conservation Units.
Decree No. 5.768, of May 8, 2006	Adds a provision to article 1 of Decree No. 2,233, of May 23, 1997, which provides on the sectors of economic activities excluded from the restrictions provided for in article 39 of Law No. 4,131, of September 3, 1962.
Decree No. 6.514, of July 22, 2008	Provides on the violations and administrative sanctions to the environment, sets forth the federal Administrative procedure for verification of such violations, among other arrangements.
Decree No. 6.660, of November 21, 2008	Regulates provisions of Law No. 11,428, of December 22, 2006, which provides on the use and protection of native vegetation of the Mata Atlântica biome.
Decree No. 6.848, of May 14, 2009	Amends and adds provisions to Decree No. 4,340, of August 22, 2002, in order to regulate the environmental compensation.
Decree No. 7.154, of April 9, 2010	Systematizes and regulates the action of federal public agencies, setting forth procedures to be observed to authorize and execute studies of potential utilizations of hydraulic energy and power transmission and distribution systems on the inside of conservation units as well as to authorize the installation of power transmission and distribution systems in sustainable use conservation units.
Decree No. 7.830, of October 17, 2012	Provides on the Environmental Rural Register System, the Environmental Rural Register, sets forth rules on a general basis to the Programs of Environmental Regularization, referred to by Law No. 12,651, of May 25, 2012, among other arrangements.
Decree No. 8.127, of October 22, 2013	Institutes the National Contingency Plan for Oil Pollution Incidents in Waters under National Jurisdiction, amends Decree No. 4,871, of November 6, 2003, and Decree No. 4,136, of February 20, 2002, among other arrangements
Decree No. 8.235, of May 5, 2014	Sets forth complementary general rules to the States and the Federal District’s Environmental regularization Programs, referred to by Decree No. 7,830, of October 17, 2012, institutes the More Environment Brazil Program, among other arrangements.

Decree No. 8.437, of April 22, 2015	Regulates the provisions of article 7, caput, item XIV, point “h”, and sole paragraph, of Complementary Law No. 140, of December 8, 2011, to set forth the activities and enterprises’ typologies whose environmental licensing shall be of the Federal Government’s competence.
Decree No. 8.772, of May 11, 2016	Regulates Law No. 13,123, of May 20, 2015, which provides on the access to genetic assets, on the protection and access to associated traditional knowledge and on the distribution of benefits for the biodiversity’s conservation and sustainable use.
Decree No. 9.073, of June 5, 2017	Enacts the Paris Treat under the United Nations Framework on Climate Change, executed in Paris, on December 12, 2015, and signed in New York, on April 22, 2016.
Decree No. 9.172, of October 17, 2017	Institutes the System of National Register of Issuances – Sirene, provides on the instruments of the National Policy on Climate change referred to by item XIII of caput of article 6 of Law No. 12,187, of December 29, 2009, and amends Decree No. 7,390, of December 9, 2010, which regulates such Policy.
Decree No. 9.571, of November 21, 2018	Sets forth the National Guidelines on Businesses and Human Rights.
Decree No. 9.578, of November 22, 2018	Consolidates normative acts enacted by the federal Executive Power that provide on the National Fundo n Climate Change, referred to by Law No. 12,114, of December 9, 2009, and the National Policy on Climate Change, referred to by Law No. 12,187, of December 29, 2009.
Decree No. 9.600, of December 5, 2018	Consolidates the guidelines on the Brazilian Nuclear Policy.
Decree No. 9.640, of December 27, 2018	Regulates the Environmental Reserve Quota, instituted by article 44 of Law No. 12,651, of May 25, 2012.
Decree No. 9.888, of June 27, 2019	Provides on the definition of the annual compulsory goals of reduction of issuances of gases causing of greenhouse effect for the commercialization of fuels referred to by Law No. 13,576, of December 26, 2017, and institutes the Biofuels National Policy’s Committee – RenovaBio Committee.
Decree No. 10.088, of November 5, 2019	Consolidates normative acts enacted by the Federal Executive Power that provide on the promulgation of conventions and recommendations of the International Labor Organization – ILO endorsed by the Federal Republic of Brazil (Schedule LXXII – Convention No. 169 on Indigenous and Tribal Peoples).

•	CONAMA Regulation

Resolution	Summary
Resolution No. 01, of January 23, 1986	Provides on the elaboration of Environmental Impact Assessment – EIA and respective Environmental Impact Report – RIMA, among other arrangements.
Resolution No. 06, of September 16, 1987	Provides on the environmental licensing of Works of the power generation sector.
Resolution No. 237, of December 19, 1997	Regulates the environmental licensing aspects set forth in the Environment National Policy.
Resolution No. 279, of June 27, 2001	Provides on the simplified licensing of power enterprises with small potential of environmental impact.
Resolution No. 302, of March 20, 2002	Provides on the parameters, definitions and limits of the Permanent Preservation Areas of artificial reservoirs and the use regime of the surrounding.
Resolution No. 303, of March 20, 2002	Provides on parameters, definitions and limits of the Permanent Preservation Areas.
Resolution No. 347, of September 10, 2004	Provides on the protection of the speleological heritage.
Resolution No. 357, of March 17, 2005	Provides on the classification of water bodies and environmental guidelines for their framing, as well as sets forth the conditions and release standards of effluents, among other arrangements.
Resolution No. 362, of June 23, 2005	Provides on the used or contaminated lubricant oil to be gathered, collected and to have final destination, in order to not affect negatively the environment.
Resolution No. 369, of March 28, 2006	Provides on the exceptional cases, of public utility, social interest of low environmental impact, that allow the vegetation intervention or suppression in Permanent Preservation Areas – APP.
Resolution No. 371, of April 5, 2006	Sets forth guidelines to the environmental agencies for the calculation, charging, application, approval and control of expenses of resources arising from environmental compensation, pursuant to Law No. 9,985, of July 18, 2000, which institutes the National System of Nature Conservation Units – SNUC, among other arrangements.
Resolution No. 382, of December 26, 2006	Sets forth the maximum limits of issuance atmospheric pollutants for fixed sources.
Resolution No. 398, of June 11, 2008	Provides on the minimum content of the Individual Emergency Plan for oil pollution incidents in Waters under national jurisdiction, originating in organized ports, port facilities, terminals, ducts, land rigs, platforms and their support facilities, refineries, shipyards, marines, sailing clubs and similar facilities, and orients its elaboration.
Resolution No. 420, of December 28, 2009	Provides on criteria and orienting values of the soil quality regarding the presence of chemical substances and sets froth guidelines for the environmental management of areas contaminated by such substances due to human activity.
Resolution No. 428, of December 17, 2010	Sets forth, in the scope of the environmental licensing, on the authorization of the agency responsible for the Conversation Unit (UC)’s management, referred to by article 36, paragraph 3, of Law No. 9,985, of July 18, 2000, as well as on the knowledge of the agency responsible for the UC’s management in the case of environmental licensing of enterprises not subject to EIA-RIMA, among other arrangements.

Resolution No. 429, of February 28, 2011	Provides on the methodology of recuperation of the Permanent Preservation Areas – APPs.
Resolution No. 430, of May 13, 2011	Provides on the conditions and release standards of effluents, complements and amends Resolution No. 357, of March 17, 2005, of the National Council of the Environment - CONAMA.
Resolution No. 462, of July 24, 2014	Sets forth procedures for the environmental licensing of power generation enterprises based on wind source on land surface, amends article 1 of Resolution No. 279, of July 27, 2001, of the National Council of the Environment - CONAMA, among other arrangements.
Resolution No. 491, of November 19, 2018	Provides on standards of air quality.

•	MMA Regulation

Ordinance	Summary
Ordinance No. 421, of October 26, 2011	Provides on the federal environmental licensing and regularization of power transmission systems, among other arrangements.
Interministerial Ordinance MPOG/MME/MMA No. 37, of February 3, 2014	Provides on parameters for establishment of the onerous assignment of use of the area affected by the enterprise, to be charged of the concessionaire, permissionaire or authorized party responsible for the power distribution or transmission in sustainable use federal conversation units.
Interministerial Ordinance MMA/MJ/MC/MS No. 60, of March 24, 2015	Sets forth Administrative procedures that discipline the action of agencies and entites of the federal public administration in environmental licensing processes of the Brazilian Institute for Environment and Natural Resources – IBAMA’s competence.
Ordinance No. 280, of June 29, 2020	Regulates articles 56 and 76 of Decree No. 7,404, of December 23, 2010, and article 8 of Decree No. 10,388, of June 5, 2020, institutes the national Waste Transportation Manifest – MTR, as management tool and declaratory document of implementation and operationalization of the wastes management plan, provides on the National Inventory of Solid Waste and complements Ordinance No. 412, of June 25, 2019.

Normative Instruction	Summary
Normative Instruction No. 02, of May 5, 2014	Provides on the procedures for the integration, execution and compatibility of the Environmental Rural Register System – SICAR and defines the general procedures of the Environmental Rural Register – CAR.
Normative Instruction No. 02, of July 10, 2015	Provides on the vegetation suppression and the capture, transport, storage, store and handling of fauna specimens, in the scope of the environmental licensing.

Joint Normative Instruction MMA/IBAMA/ICMBio No. 01, of January 29, 2020	Regulates the procedures of environmental fines conversion pursuant to item I of article 142-A of Decree No. 6,514, of July 22, 2008, among other arrangements.
Joint Normative Instruction MMA/IBAMA/ICMBio No. 03, of January 29, 2020	Regulates the procedures of environmental fines conversion pursuant to item II of article 142-A of Decree No. 6,514, of July 22, 2008, among other arrangements.
Joint Normative Instruction MMA/IBAMA/ICMBio No. 01, of April 12, 2021	Regulates the federal Administrative procedure for verification of administrative violations for conducts and activities detrimental to the environment.

•	IBAMA Regulation

Normative Instruction	Summary
Normative Instruction No. 06, of April 7, 2009	Provides on the issuance of Vegetation Suppression Authorization – ASV and the respective Authorizations of Use of Forest Raw Material – AUMPF, in the enterprises licensed by IBAMA’s Environmental Licensing Executive Board.
Normative Instruction No. 12, of November 23, 2010	Determines IBAMA’s Environmental Licensing Executive Board to evaluate, in the procedure of licensing of activities capable of issuing greenhouse effect gases, the measures proposed by the entrepreneur with the objective of mitigating such environmental impacts, in compliance with the commitments assumed by Brazil in the United Nations Framework on Climate Change.
Normative Instruction No. 04, of April 13, 2011	Sets forth procedures for the elaboration of the Recovery Project of Degraded Areas – PRAD or Altered Area, for purposes of compliance of the environmental legislation.
Normative Instruction No. 08, of July 14, 2011	Regulates, in the scope of IBAMA, the procedure of Environmental Compensation, pursuant to the provisions of Decrees No. 4,340, of August 22, 2002, with the amendments introduced by Decree No. 6,848, of May 14, 2009.
Normative Instruction No. 17, of December 30, 2011	Regulates the administrative procedure of verification, determination and constitution of tax credit arising from TCFA in the scope of IBAMA, the infraction notice for non-compliance of the accessory obligations arising from it, regarding the Federal Technical Register – CTF and the parceling of these values when not yet enrolled as overdue liability, among other arrangements.

Normative Instruction No. 05, of May 9, 2012	Provides on the transitory procedure of environmental authorization for the exercise of the activity of maritime and inter-state, land and river transport of hazardous products.
Normative Instruction No. 13, of December 18, 2012	Publishes the Brazilian List of Solid Wastes.
Normative Instruction No. 01, of January 25, 2013	Regulates the National Cadaster of Hazardous Product’s’ Operators (CNORP), set forth its integration with the Federal Technical Cadaster of Potentially Polluter Activities or User of Environmental Resources (CTF-APP), and define the administrative procedures related to the registry and information provision on solid wastes, including the residues and the ones considered hazardous.
Normative Instruction No. 06, of March 15, 2013	Regulates the Federal Technical Cadaster of Potentially Polluter Activities or User of Environmental Resources (CTF-APP).
Normative Instruction No. 06, of March 24, 2014	Regulates the Annual Report of Potentially Polluter Activities and User of Environmental Resources – RAPP.
Normative Instruction No. 21, of December 23, 2014	Institute the National System from Control of the Origin of Forest Products - Sinaflor, in compliance with the provisions of article 35 of Law No. 12,651, of 2012, with the purpose of controlling the origin of the wood, of the coal and of other forest products and subproducts and integrate the respective data of the different federative entities.
Normative Instruction No. 05, of February 14, 2018	Regulate the environmental control of the exercise of the potentially polluter activities regarding the substances subject to control and elimination pursuant to the Montreal Protocol.
Normative Instruction No. 12, of April 13, 2018	Institute the Framework Regulation of physical and legal persons in the Federal Technical Cadaster of Potentially Polluter Activities or User of Environmental Resources.
Normative Instruction No. 19, of August 20, 2018	Sets forth the procedures for the environmental regularization and licensing to be executed with the Brazilian Institute for Environment and Natural Resources – IBAMA – of enterprises and/or activities that proceed the Use or Handling of Radioisotopes – UMR.
Normative Instruction No. 08, of February 20, 2019	Sets forth the administrative procedures in the scope of Ibama for the delegation of environmental licensing of federal competence to Environment State Agency – OEMA or Environment Municipal Agency – OMMA.
Normative Instruction No. 09, of February 25, 2019	Sets forth criteria and procedures for previous permission for the suppression of primary or secondary vegetation in the medium of advanced stages of regeneration in the application area of Federal Law No. 11,428, of December 22, 2006.

•	ICMBio Regulation

Instrução Normativa	Summary
Normative Instruction No. 10, of May 20, 2010	Set forth the procedures regarding the concession of authorization for the execution of technical studies on hydraulic power potentials and on the technical socioeconomic and environmental feasability of the installation of power transmission and distribution systems in federal conservation units.
Normative Instruction No. 11, of December 11, 2014	Set forth procedures for elaboration, analysis, approval and monitoring of the execution of Project of Recuperation of Degraded or Disturbed Area – PRAD, for purposes of compliance of the environmental legislation.
Normative Instruction No. 05, of May 19, 2016	Sets forth the procedures for the Compensation of Legal Reserve, in real state located in the interior of Federal Conservation Units of public domain, aiming the regularization of their land situation.
Normative Instruction No. 01, of January 24, 2017	Sets forth procedures for definition of other forms of compensation to the irreversible negative impact on underground natural cavity with high level of relevancy, pursuant provisions of article 4, paragraph 3 of Decree No. 99,556, of October 1st, 1990.
Normative Instruction No. 01, of January 15, 2018	Set forth the procedures for the concession of Permission for Vegetation Suppression in the interior of federal conservation units for activities subject to environmental licensing and for the concession of Authorization for Vegetation Suppression in the interior of federal conservation units for activities not subject to the environmental licensing.
Joint Normative Instruction ICMBio/IBAMA No. 08, of September 27, 2019	Sets forth procedures among the Chico Mendes Institute for Biodiversity Conservation – Chico Mendes Institute and the Brazilian Institute for Environment and Natural Resources – Ibama, related to Resolution No. 428, of December 17, 2010, of the National Council of the Environment - Conama, among other arrangements in the scope of the federal environmental licensing.
Normative Instruction No. 07, of June 10, 2020	Regulates the administrative procedures for the execution of commitment term for the execution of obligations related to the environmental compensation referred to by article 36 of Law No. 9.985, of July 18, 2000, the form how the resources’execution shall be done, in the scope of the Conservation Units instituted by the Federal Government, among other arrangements
Normative Instruction No. 10, of August 17, 2020	Sets forth procedures of the Chico Mendes Institute for Biodiversity Conservation in the procedures of environmental licensing.

•	IPHAN Regulation

Normative Instruction	Summary
Normative Instruction No. 01, of March 5, 2015	Sets forth administrative procedures to be observed by the National Historic and Artistic Heritage Institute in the procedures of environmental licensing of which it participates.

•	ANA Regulation

Resolution	Summary
Resolution No. 131, of March 11, 2003	Provides on procedures regarding the issuance of Declaration of Reserve of Hydrological Availability and of Grants of Right of Use of Hydrological Resources, for use of hydraulic power potential over 1 MW in water body of the Federal Government’s domain, among other arrangements.
Resolution No. 317, of August 26, 2003	Institutes the National Cadaster of Users of Hydrological Resources – CNARH for compulsory register of physical and legal persons, among other arrangements.
Resolution No. 603, of May 26, 2015	Defines the criteria to be considered for obligation of monitoring and sending of the Declaration of Use of Hydrological Resources – DAURH in water bodies of the Federal Government’s domain.
Resolution No. 132, of February 22, 2016	Sets forth complementary classification criteria of dams regulated by the Waters National Agency – ANA, regarding the Associated Potential Damage - DPA, based on article 5, paragraph 3, of CNRH Resolution No. 143, of 2012, and article 7 of Law No. 12,334, of 2010.
Resolution No. 236, of January 30, 2017	Sets forth the periodicity of execution or update, the qualification of the technical responsible, the minimum content and the level of detailing of the Dam Safety Plan, of the Regular and Special Safety Inspections, of the Dam Safety Periodic Revision and of the Emergency Action Plan.
Resolution No. 1.938, of October 30, 2017	Provides on procedures for requirements and assessment criteria of the preventive grants and right of use of hydrological resources.
Resolution No. 24, of May 4, 2020	Sets forth procedures regarding the activities of monitoring of the use of hydrological resources and of the dams safety object of grant in water bodies of the Federal Government’s domain exercised by the Waters National Agency – ANA.

•	CNRH Regulation

Resolution	Summary
Resolution No. 16, of May 8, 2001	Provides on the grant of right of use of hydrological resources.
Resolution No. 37, of March 26, 2004	Sets forth guidelines for the grant of hydrological resources for the implementation of dams on water bodies of the States’, the Federal District’s or the Federal Government’s domain.

Resolution No. 143, of July 10, 2012	Sets forth general dams classification criteria by category of risk, associated potential damage and by the reservoir’s volume, in compliance with article 7 of Law No. 12,334, of September 20, 2010.
Resolution No. 144, of July 10, 2012	Sets forth guidelines for the implementation of the Dams Safety National Policy, application of its instruments and action of the National System of Information on Dams Safety, in compliance with article 20 of Law No. 12,334, of September 20, 2010, which amended article 35 of Law No. 9,433, of January 8, 1997.

5.	CAPITAL MARKET REGULATION

•	CVM

Instrução	Summary
CVM Instruction No. 400, of December 29, 2003.	Provides on the public offerings of securities distribution, in the primary or secondary markets, and revokes CVM Instruction No. 13, of September 30, 1980, and CVM Instruction No. 88, of November 3, 1988.
CVM Instruction No. 480, of December 7, 2009.	Provides on the register of issuers of securities admitted to negotiation in securities regulated markets.

Circular Letter	Summary
Circular Letter/CVM/SNC/SEP/No. 01/2021, of January 29, 2021.	General orientations on procedures to be observed by the open, foreign and stimulated companies.

•	B3

Manuals and Regulations	Summary
Issuer’s Manual	-
Regulation of Listing and of Level 1 Financial Penalties Application	-
Regulation of the New Market	-

* * * *

ANEXO II.5 – LEGISLATIVE OVERVIEW APPLICABLE TO ELETROBRAS

Part 1

Sent separately.

SCHEDULE II.5 – FURNAS AND ELETRONORTE CONTRACTS REQUIRING PRIOR CONSENT OF THE COUNTERPARTIES

1.	FURNAS

•	Concession contracts: ANEEL prior consent.

Concession/Autorization Contract	Project	Validity
Consession Contract No. 010/2000	UHE Manso (Consórcio APM Manso)	February 10, 2035
Consession Contract No. 004/2004	UHE Corumbá I	December 31, 2042
	UHE Luiz Carlos B. de Carvalho	December 31, 2042
	UHE Funil	December 31, 2042
	UHE Furnas	December 31, 2042
	UHE Itumbiara	December 31, 2042
	UHE Marimbondo	December 31, 2042
	UHE Mascarenhas de Morais	January 29, 2024
	UHE Porto Colômbia	December 31, 2042
	UTE Campos	July 26, 2027
	UTE Santa Cruz	July 07, 2015[71]
Consession Contract No. 005/2004	UHE Serra da Mesa	September 30, 2040
Consession Contract No. 002/2006	UHE Batalha	August 15, 2041
Consession Contract No. 003/2006	UHE Simplício	August 15, 2041
Consession Contract No. 34/2001	Expansão da Interligação Sul – Sudeste	May 09, 2031
Consession Contract No. 62/2001	Concessão Serviço Público de Transmissão	December 04, 2042

[71]        According to the information provided up to the Cutoff Date, the extension of the Santa Cruz UTE Grant is under final evaluation by ANEEL.

Consession Contract No. 006/2005	LT Macaé/Campos	March 04, 2035
Consession Contract No. 007/2006	LT Tijuco Preto/Itapeti e Itapeti/Nordeste	April 27, 2036
Consession Contract No. 003/2009	LT Bom Despacho/Ouro Preto	January 28, 2039
Consession Contract No. 006/2010	LT Mascarenhas/Linhares	July 12, 2040
Consession Contract No. 014/2011	LT Xavantes/Pirineus	December 09, 2041
Consession Contract No. 016/2012	SE Zona Oeste	May 10, 2042

•	Power Purchase Agreements: celebrated in the free contracting environment: Consent of the counterparty. However, the Legal Audit Report of Service B does not indicate the list of contracts in question.

•	Financial contracts: Counterparty’s consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Bank Credit Bill No. 306.401.091 Apenas Recebemos o Aditivo 1	Furnas	Banco do Brasil	R$750,000,000.00	November 08, 2012
Bank Credit Bill No. CCB241/20	Furnas	Banco BTG .	R$420,000,000.00	July 02, 2020
Bank Credit Bill No. 306.401.173	Furnas	Banco do Brasil	R$400,000,000.00	January 10, 2014
Finance contract Through Credit Opening No. 07.2.0953.1	Furnas	BNDES	R$1,034,410,400.00	March 10, 2008
Finance contract Through Credit Opening No. 10.2.0625.1 Com Interveniência de Terceiros	Furnas	BNDES	R$224,000,000.00	August 31, 2010
Finance contract Through Credit Opening No. 13.2.1383.1	Furnas	BNDES	R$441,296,000.00	May 05, 2014
Finance contract No. 0473.152-33	Furnas	Caixa Econômica	R$530,000,000.00	December 16, 2016

Private Instrument of Indenture of the First Issuance of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, with Additional Personal Guarantee, in Two Series, for Public Distribution with Restricted Efforts, by Furnas - Centrais Elétricas S.A.	Furnas	Planner	R$1,250,000,000.00 Series 1: $450,000,000.00 Series 2: $550,000,000.00 Best Efforts Placement Regime + $250,000,000.00 provided by Lead Coordinator	November 15, 2019

2.	ELETRONORTE

•	Concession contracts: ANEEL prior consent.

Concession/Autorization Contract	Project	Validity
Consession Contract No. 007/2004-ANEEL	UHE Tucuruí	August 30, 2024
	UHE Curuá-Uma	May 08, 2038
Consession Contract No. 002/2012-ANEEL	UHE Coaracy Nunes	December 31, 2042
Consession Contract No. 005/2011-ANEEL	UHE Samuel	September 14, 2029
REA No. 5.682/2016	UTE Araguaia	Undetermined
REA No. 1.018/2007	UTE Senador Arnon Afonso Farias de Mello (antiga UTE Floresta)	Undetermined
Decree No. 79.321/1977	UHE Balbina	March 01, 2027
REA No. 4.244/2013	UTE Aparecida	July 06, 2030
REA No. 4.950/2014	UTE Mauá 3	November 27, 2044
REA No. 6.883/2018	UTE Anamã	November 30, 2030
REA No. 6.883/2018	UTE Anori	November 30, 2030
REA No. 6.883/2018	UTE Caapiranga	November 30, 2030
REA No. 6.883/2018	UTE Codajás	November 30, 2030

Concession Contract of Transmission No. 058/2001-ANEEL	Transmissão Rede Básica - Diversas instalações	January 01, 2043
Concession Contract of Transmission No. 007/2008-ANEEL	LT São Luís 2 - São Luís 3 230kV SE São Luís 3 230/69kV	March 17, 2038
Concession Contract of Transmission No. 001/2009-ANEEL	LT Ribeiro Gonçalves - Balsas - 230 kV SE Ribeiro Gonçalves - 500/230/69 kV SE Balsas 230/69 kV	January 28, 2039
Concession Contract of Transmission No. 002/2009-ANEEL.	SE Miranda II - 500/230 kV (450 MVA)	January 28, 2039
Concession Contract of Transmission No. 010/2009-ANEEL	SE Coletora Porto Velho 500/230kV 2 Estações Conversoras CA/CC/CA Back-to-Back 400MW LT Coletora Porto Velho - Porto Velho - C1 e C2 - 230kV	February 26, 2039
Concession Contract of Transmission No. 012/2009-ANEEL	Estação Retificadora nº 01 CA/CC - 500/±600 kV - 3150 MW - Estação Inversora nº 01 CC/CA ±600/500 kV - 2950 MW	February 26, 2039
Concession Contract of Transmission No. 021/2009-ANEEL	LT Jauru - Vilhena - Pimenta Bueno - Ji-Paraná - Ariquemes - Samuel - Porto Velho - C3 - 230kV	November 19, 2039
Concession Contract of Transmission No. 022/2009-ANEEL	LT Porto Velho - Abunã - Rio Branco - C2 - 230kV	November 19, 2039
Concession Contract of Transmission No. 009/2010-ANEEL	LT Jorge Teixeira - Lechuga (ex-Cariri) - 230 kV	July 12, 2040
Concession Contract of Transmission No. 004/2011-ANEEL	SE Lucas do Rio Verde 230/138 kV	July 28, 2041
Concession Contract of Transmission No. 012/2011-ANEEL	SE Miramar em 230/69 kV SE Tucuruí em 230/138 kV	December 09, 2041
Concession Contract of Transmission No. 013/2011-ANEEL	SE Nobres em 230/138 kV	December 09, 2041
Concession Contract of Transmission No. 014/2012-ANEEL	LT Lechuga - Jorge Teixeira, C3, 230 kV SE Lechuga, 230/138 kV 3x150 MVA	May 07, 2042

•	Power Purchase Agreements celebrated in the free contracting environment: Consent of the counterparty. However, the Legal Audit Report of Service B does not indicate the list of contracts in question.

•	Financial Contracts: Counterparty’s consent.

Financial Contracts	Debtor	Creditor	Original Value	Signing Date
Bank Bill to the Bank Credit Bill	Eletronorte	Banco Bradesco	R$1,000,000,000.00	March 19, 2021
Private Instrument of the 2nd (second) Issuance of Simple Debentures, Non-convertible into shares, of the unsecured type, in a single series, for distribution with restricted efforts, of Centrais Elétricas do Norte do Brasil S.A. Eletronorte	Eletronorte	Banco Bradesco e Banco Santander	R$750,000,000.00	November 12, 2020
Bank Credit Bill	Eletronorte	Banco do Brasil	R$405,262,211.32	June 07, 2018

SCHEDULE III.2.9 – CONTRACTS THAT RECQUIRE THE PRIOR CONSENT OF THE COUNTERPARTIES

3.	ELETROBRAS

•	Financial contracts: Counterparty’s consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Four Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$1.100.000.000	April 25, 2019
Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Four Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$2.200.000.000	April 25, 2019
Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Four Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$1.000.000.000	April 25, 2019
Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Four Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$700.000.000	April 25, 2019

Private Instrument of Deed of the 3rd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Two Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$1.200.000.000	April 14, 2021
Private Instrument of Deed of the 3rd Issuance of Centrais Elétricas Brasileiras S.A. – Eletrobras’ Not Convertible into Shares, Unsecured and Simple Debentures, in Two Series, for Public Distribution With Restrict Efforts	Eletrobras	Debentures	R$1.500.000.000	April 14, 2021
Amended and Restated Facility Agreonent	Eletrobras	BNP Paribas	$281.000.000,00	May 08, 2008
Credit Facility and Other Agreonents	Eletrobras	Banco do Brasil	R$4.000.000.000	August 12, 2014
Credit Facility and Other Agreonents	Eletrobras	Caixa Econômica	R$2.500.000.000	August 12, 2014
Private Instrument of Debt Assumption and Other Agreonents	Amazonas Distribuidora de Energia S.A.	Petrobras	R$8.047.086.369,75	April 30, 2018
Private Instrument of Debt Assumption and Other Agreonents signed among thonselves, on one side, by Petróleo Brasileiro S.A. - Petrobras, and, on the other, by Centrais Elétricas Brasileiras S.A. – Eletrobras	Eletrobras	Petrobras	R$192.791.862,71	April 30, 2018
Private Instrument of Debt Assumption and Other Agreonents signed among thonselves, on one side, by Petróleo Brasileiro S.A. - Petrobras, and, on the other, by Centrais Elétricas Brasileiras S.A. – Eletrobras	Eletrobras	Petrobras	R$1.076.359.007,37	April 30, 2018
Trust Deed	Eletrobras	Bonus	$1.750.000.000,00	October 27, 2011

Trust Deed	Eletrobras	Bonus	$750.000.000,00	February 04, 2020
Trust Deed	Eletrobras	Bonus	$500.000.000,00	February 04, 2020

4.	CGT ELETROSUL

•	Concession contracts: ANEEL prior consent.

Concession/Autorization Contract	Project	Validity
REA No. 186/2004	Barra do Rio Chapéu SC – Hidroeletric Power Plant	May 05, 2034
Ordinance No. 200/2014	Capão do Inglês RS – Wind Power Plant	May 22, 2049
Ordinance No. 204/2014	Coxilha Seca RS - Wind Power Plant	May 19, 2049
Ordinance No. 746/2010	Wind Power Plant Cerro Chato I RS – Wind Power Plant	August 25, 2045
Ordinance No. 747/2010	Wind Power Plant Cerro Chato II RS - Wind Power Plant	August 25, 2045
Ordinance No. 748/2010	Wind Power Plant Cerro Chato III RS – Wind Power Plant	August 25, 2045
Ordinance No. 192/2014	Galpões RS - Wind Power Plant	May 08, 2049
REA No. 374/2005	João Borges SC – Hidroeletric Power Plant	December 21, 2035
Concession Contract No. 004/2006	Passo São João RS – Hidroeletric Power Plant	August 15, 2041
Concession Contract No. 092/2002	São Domingos MS – Hidroeletric Power Plant	December 11, 2037
Concession Contract No. 001/2007	Governador Jayme Canet Júnior (Mauá / Consortium agreonent with Copel) PR – Hidroeletric Power Plant	July 03, 2042
Ordinance No. 304/2008	Candiota Fase C RS – Thermoeletric Power Plant	July 18, 2041
Concession Contract No. 057/2001	Installation extension	January 01, 2043
Concession Contract No. 004/2004	Artonis - LT SSA - Cascavel Oeste	February 18, 2034

Concession Contract No. 010/2005	SC Energia - SE BIG e LTs	March 04, 2035
Concession Contract No. 005/2006	RS Energia - LT CNO – NSR	April 27, 2036
Concession Contract No. 004/2008	LT P. Medici - S. Cruz	March 17, 2038
Concession Contract No. 005/2009	SE Missões	January 28, 2039
Concession Contract No. 011/2010	SE Cax 6, SE Nova Petrópolis, SE Ijuí 2, SE Lajeado Grande	October 06, 2040
Concession Contract No. 012/2010	LT Monte Claro – Garibaldi	October 06, 2040
Concession Contract No. 002/2011	SE Foz do Chapecó e LTs	June 16, 2041
Concession Contract No. 004/2012	TSBE incorporada	May 10, 2042
Concession Contract No. 008/2014	SE Ivinhona 2	January 29, 2044

•	Financial contracts: Counterpart consent.

Financial Contract	Debtor	Creditor	Original Value	Data de Assinatura
Bank Credit Bill nº 312.500.823	Eletrosul	Banco do Brasil	R$250.000.000,00	December 06, 2013
Finance contract Through Credit Opening nº 07.2.1061.1	Eletrosul	BNDES	R$183.329.950,00	March 04, 2008
Finance contract Through Credit Opening nº 10.2.1860.1	Eletrosul	BNDES	R$207.000.000,00	March 10, 2011
Finance contract Through Credit Opening nº 13.2.1126.1	Transmissora Sul Brasileira de Energia S.A.	BNDES	R$266.572.000,00	December 12, 2013
Finance contract nº 08.02.0988.1	Eletrosul	BNDES	R$182.416.910,00	April 16, 2019
Finance contract nº 21/00406-4 Through BNDES’ Resources Transfer	Eletrosul	Banco do Brasil	R$182.416.910,00	April 16, 2019

Subloan Contract – Destined of the to the Complexo Eólico Livramento - Entorno II’s Execution	Eletrosul	Caixa Econômica Federal	$US 73.027.497,12 $280.505.919,20	July 12, 2018
Private Instrument of Deed of the 1st Issuance of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil - Eletrobrás CGT Eletrosul’s Not Convertible into Shares, Unsecured and Simple Debentures, in One Series, for Public Distribution With Restrict Efforts	CGT Eletrosul	Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários	R$300.000.000,00	November 13, 2020

5.	CHESF

•	Concession contracts: ANEEL prior consent.

Concession/Autorization Contract	Project	Validity
Concession Contract No. 006/2004-ANEEL	UHE Paulo Afonso I (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Paulo Afonso II (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Paulo Afonso III (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Paulo Afonso IV (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Apolônio Sales (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Boa Esperança (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042

	UHE Luiz Gonzaga (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Xingó (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Funil (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Pedra (According to the 1st Additional Term to the Concession Contract 006/2004-ANEEL)	December 31, 2042
	UHE Sobradinho (According to the 3rd Additional Term to the Concession Contract 006/2004-ANEEL)	February 10, 2052
	PCH Curonas	November 27, 2024
Ordinance No. 220/2014-MME	EOL Casa Nova II	May 26, 2049
Ordinance No. 225/2014-MME	EOL Casa Nova III	May 28, 2049
REA No. 7907/2019	EOL Casa Nova A	June 26, 2054
REA No. 9743/2021	EOL Acauã	April 11, 2049
REA No. 9744/2021	EOL Angical 2	April 11, 2049
REA No. 9745/2021	EOL Arapapá	April 11, 2049
REA No. 9746/2021	EOL Caititu 2	April 11, 2049
Ordinance No. 177/2014-MME	EOL Caititu 3	April 29, 2049
REA No. 9748/2021	EOL Carcará	April 22, 2049
REA No. 9750/2021	EOL Corrupião 3	Abril 29, 2049
REA No. 9753/2021	EOL Teiú 2	April 11, 2049
REA No. 9749/2021	EOL Coqueirinho 2	May 27, 2049
REA No. 9751/2021	EOL Papagaio	May 26, 2049
REA No. 9752/2021	EOL Tamanduá Mirim 2	June 25, 2049

Concession Contract No. 004/2010-02	LT São Luiz II - São Luiz III 230 kV - C2 SE Pecém II - 500/230 kV SE Aquiraz II - 230/69 kV	July 12, 2040
Concession Contract No. 008/2011-02	SE J. CamaraIII
SE Campina Grande III
SE Ceará MirimII
LT 500kV Ceará Mirim II - João Câmara II
LT 500kV Ceará Mirim - Campina Grande III
LT 230kV Ceará Mirim II - Extronoz
	LT 230kV Campina Grande III - Campina Grande II	October 13, 2041
Concession Contract No. 005/2008	LT Jardim - Penedo 230kV SE Penedo 230/69kV	March 17, 2038
Concession Contract No. 005/2012	LT Jardim - Nossa Senhora do Socorro, CD, 230 kV
LT Messias - Maceió II, CD, 230 kV
SE Nossa Senhora do Socorro 2, 230/69 kV x 150 MVA
SE Maceió II, 230/69 kV, 2x200 MVA
	SE Poções II, 230/138kV, 2x100 MVA	May 10, 2042
Concession Contract No. 006/2009	SE Suape II - 500/230 kV (600 MVA) SE Suape III - 230/69 kV (200 MVA)	January 28, 2039
Concession Contract No. 007/2005	LT Milagres – Tauá	March 04, 2035
Concession Contract No. 007/2010	SE Camaçari IV - 500/230 kV	July 12, 2040
Concession Contract No. 008/2005	LT Milagres - Coronas C2	March 04, 2035
Concession Contract No. 009/2011	Basic Grid installations: LT Morro do Chapéu – Irecê, CS, 230 kV and Substation Morro do Chapéu 230 kV. ICG: Voltage converter 230/69 kV, 150 MVA on SE Morro do Chapéu; SE Morro do Chapéu 69 kV.	October 13, 2041
Concession Contract No. 010/2007	LT Ibicoara - Brumado II - 230 KV	June 14, 2037

Concession Contract No. 010/2011	Basic Grid installations:
LT Paraíso – Lagoa Nova, CS, on 230 kV;
Substation lagoa Nova, 230 kV; and
Substation Ibiapina 230 kV.
ICG:
Voltage converters 230/69 kV 2x150 MVA on SE Lagoa Nova
Voltage converters 230/69 kV 2x100 MVA on SE Ibiapina;
SE Lagoa Nova 69 kV;
	SE Ibiapina 69 kV.	October 13, 2041
Concession Contract No. 012/2007	LT Picos - Tauá - 230 kV LT Paraíso Açu II - 230 kV	June 14, 2037
Concession Contract No. 013/2010	SE Arapiraca III	Ocotober 06, 2040
Concession Contract No. 014/2008	LT 230 kV Eunápolis - Teixeira de Freitas II C1, SE Teixeira de Freitas II and associated installations on SE Eunápolis.	Ocotober 16, 2038
Concession Contract No. 014/2010	SE Pólo	Ocotober 06, 2040
Concession Contract No. 017/2009	LT Pau Ferro - Santa Rita II - 230kV LT Paulo Afonso III - Zebu - 230kV SE Santa Rita II - 230/69kV SE Zebu - 230/69kV SE Natal III - 230/69kV	August 03, 2039
Concession Contract No. 017/2011	LT Teresina II - Teresina III, CD, on 230 kV SE Teresina III on 230/69 kV	December 09, 2041
Concession Contract No. 017/2012	SE Mirueira II, on 230/69 kV, 2 x 150 MVA; SE Jaboatão II, on 230/69 kV, 2 x 150 MVA	June 01, 2042
Concession Contract No. 018/2009	LT Eunápolis - Teixeira de Freitas II C2 - 230 kV	Agust 03, 2039
Concession Contract No. 018/2012	LT Mossoró II - Mossoró IV, CS, on 230 kV; LT Ceará-Mirim II - Touros, CS, on 230 kV; LT Russas - Banabuiu C2, CS, on 230 kV; SE Touros, 230 kV; and, SE Mossoró IV, 230 kV.	June 01, 2042

Concession Contract No. 019/2010	LT Paraíso - Açu II, 3º CS, on 230 kV LT Açu II – Mossoró II 2º CS, on 230 kV LT Extronoz II – João Câmara CS, on 230 kV SE Extronoz II, 230 kV SE João Câmara, 230 kV	November 23, 2040
Concession Contract No. 019/2012	LT Igaporã II - Igaporã III C1, CS, 230 kV;
LT Igaporã II - Igaporã III C2, CS, 230 kV;
LT Igaporã III - Pindaí II, CS, 230 kV;
SE Igaporã III, on 500/230 kV, (6+1) x 250 MVA; and,
	SE Pindaí II, 230 kV.	June 01, 2042
Concession Contract No. 020/2010	LT Igaporã - Bom Jesus da Lapa II, CS, on 230 kV SE Igaporã 230 kV	November 23, 2040
Concession Contract No. 021/2010	LT Sobral III - Acaraú II, CS 230 kV SE Acaraú II 230 kV	November 23, 2040
Concession Contract No. 061/2001	Many Projects (Resolution n°166/2000 Installations of the São Francisco hidroeletric power plant’s basic grid)	January 01, 2043

•	Financial contracts: Counterparty consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Bank Credit Bill No. 002541064	CHESF	Banco Safra	R$200.000.000,00	August 31, 2018
Bank Credit Bill No. 15.3515.763.0000002-97	CHESF	Caixa Econômica Federal	R$200.000.000,00	August 31, 2016
Finance contract Through Credit Opening No. 13.2.1148.1 Withe the Consent of a Third Party	CHESF	BNDES	R$727.560.000,00	December 30, 2013
Finance contract Through Credit Opening No. 13.2.1149.1 Withe the Consent of a Third Party	CHESF	BNDES	R$475.454.000,00	December 30, 2013

6.	ELETRONUCLEAR

•	Concession contracts: ANEEL prior consent.

Concession/Autorization Contract	Project	Validity
Resolution No.258/2019	Angra 1	December 18, 2024
Resolution No.200/2016	Angra 2	June 14, 2041
Resolution No.77/2010 and LI No. 591/2009 - 2ª Retificação - Angra 3	Angra 3	Still not granted[72]

•	Financial contracts: Counterparty consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Finance contract Through Credit Opening No. 10.2.2032.1	Eletronuclear	BNDES	R$6.146.256.000,00	February 23, 2011
Finance contract No. 0410.35127/13	Eletronuclear	Caixa Econômica	R$3.800.000.000,00	June 28, 2013

7.	FURNAS

•	Concession Contracts: ANEEL prior consent.

[72]        According to the information provided until the Cutoff Date, the Angra 3 power plant is being designed to operate for fourty (40) years (lifespan), with the counting start date being november 30, 2026.

Concession/Autorization Contract	Project	Validity
Concession Contract No. 010/2000	UHE Manso (Consórcio APM Manso)	February 10, 2035
Concession Contract No. 004/2004	UHE Corumbá I	December 31, 2042
	UHE Luiz Carlos B. de Carvalho	December 31, 2042
	UHE Funil	December 31, 2042
	UHE Furnas	December 31, 2042
	UHE Itumbiara	December 31, 2042
	UHE Marimbondo	December 31, 2042
	UHE Mascarenhas de Morais	January 29, 2024
	UHE Porto Colômbia	December 31, 2042
	UTE Campos	July 26, 2027
	UTE Santa Cruz	July 07, 2015[73]
Concession Contract No. 005/2004	UHE Serra da Mesa	September 30, 2040
Concession Contract No. 002/2006	UHE Batalha	August 15, 2041
Concession Contract No. 003/2006	UHE Simplício	August 15, 2041
Concession Contract No. 34/2001	Interconnection Sul – Sudeste Expansion	May 09, 2031
Concession Contract No. 62/2001	Public Service Transmission Concession	December 04, 2042

[73]        According to the nformations provided until the Cutff Date, the UTE Santa Cruz’s Bestowal extension is on ANEEL’s final assessment phase.

Concession Contract No. 006/2005	LT Macaé/Campos	March 04, 2035
Concession Contract No. 007/2006	LT Tijuco Preto/Itapeti and Itapeti/Nordeste	April 27, 2036
Concession Contract No. 003/2009	LT Bom Despacho/Ouro Preto	January 28, 2039
Concession Contract No. 006/2010	LT Mascarenhas/Linhares	July 12, 2040
Concession Contract No. 014/2011	LT Xavantes/Pirineus	December 09, 2041
Concession Contract No. 016/2012	SE Zona Oeste	May 10, 2042

•	Purchase agreememt of energy signed on a free contracting environment: Counterparty consent. However, the Service B Legal Audit Report does not indicate the relation of the contracts in question.

•	Financial contracts: Counterparty consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Bank Credit Bill N 306.401.091	Furnas	Banco do Brasil	R$750.000.000,00	November 08, 2012
Bank Credit Bill No CCB241/20	Furnas	Banco BTG .	R$420.000.000,00	July 02, 2020
Bank Credit Bill No. 306.401.173	Furnas	Banco do Brasil	R$400.000.000,00	January 10, 2014
Finance contract Through Credit Opening N 07.2.0953.1	Furnas	BNDES	R$1.034.410.400,00	March 10, 2008
Finance contract Through Credit Opening No. 10.2.0625.1 Withe the Consent of a Third Partys	Furnas	BNDES	R$224.000.000,00	August 31, 2010

Finance contract Through Credit Opening No. 13.2.1383.1	Furnas	BNDES	R$441.296.000,00	May 05, 2014
Finance contract No. 0473.152-33	Furnas	Caixa Econômica	R$530.000.000,00	December 16, 2016
Private Instrument of Deed of the 1st Issuance of Furnas - Centrais Elétricas S.A.’s Not Convertible into Shares, Unsecured, Simple and with Surety Additional Guarantee Debentures, in Two Series, for Public Distribution With Restrict Efforts	Furnas	Planner	R$1.250.000.000,00 Series 1: $450.000.000,00 Series 2: $550.000.000,00 Placement best efforts regime + $250.000.000,00 provided by the Leader Coordinator	November 15, 2019

8.	ELETRONORTE

•	Concession contracts: ANEEL prior consent.

Concession/Autorization Contract	Project	Validity
Concession Contract No. 007/2004-ANEEL	UHE Tucuruí	August 30, 2024
	UHE Curuá-Uma	May 08, 2038
Concession Contract No. 002/2012-ANEEL	UHE Coaracy Nunes	December 31, 2042
Concession Contract No. 005/2011-ANEEL	UHE Samuel	September 14, 2029
REA No. 5.682/2016	UTE Araguaia	Undetermined
REA No. 1.018/2007	UTE Senador Arnon Afonso Farias de Mello (antiga UTE Floresta)	Undetermined
Decree No. 79.321/1977	UHE Balbina	March 01, 2027

REA No. 4.244/2013	UTE Aparecida	July 06, 2030
REA No. 4.950/2014	UTE Mauá 3	November 27, 2044
REA No. 6.883/2018	UTE Anamã	November 30, 2030
REA No. 6.883/2018	UTE Anori	November 30, 2030
REA No. 6.883/2018	UTE Caapiranga	November 30, 2030
REA No. 6.883/2018	UTE Codajás	November 30, 2030
Concession Contract of Transmission No. 058/2001-ANEEL	Transmissão Rede Básica - Diversas instalações	January 01, 2043
Concession Contract of Transmission No. 007/2008-ANEEL	LT São Luís 2 - São Luís 3 230kV SE São Luís 3 230/69kV	March 17, 2038
Concession Contract of Transmission No. 001/2009-ANEEL	LT Ribeiro Gonçalves - Balsas - 230 kV SE Ribeiro Gonçalves - 500/230/69 kV SE Balsas 230/69 kV	January 28, 2039
Concession Contract of Transmission No. 002/2009-ANEEL.	SE Miranda II - 500/230 kV (450 MVA)	January 28, 2039
Concession Contract of Transmission No. 010/2009-ANEEL	SE Coletora Porto Velho 500/230kV 2 Estações Conversoras CA/CC/CA Back-to-Back 400MW LT Coletora Porto Velho - Porto Velho - C1 e C2 - 230kV	February 26, 2039
Concession Contract of Transmission No. 012/2009-ANEEL	Estação Retificadora nº 01 CA/CC - 500/±600 kV - 3150 MW - Estação Inversora nº 01 CC/CA ±600/500 kV - 2950 MW	February 26, 2039
Concession Contract of Transmission No. 021/2009-ANEEL	LT Jauru - Vilhena - Pimenta Bueno - Ji-Paraná - Ariquones - Samuel - Porto Velho - C3 - 230kV	November 19, 2039
Concession Contract of Transmission 022/2009-ANEEL	LT Porto Velho - Abunã - Rio Branco - C2 - 230kV	November 19, 2039

Concession Contract of Transmission No. 009/2010-ANEEL	LT Jorge Teixeira - Lechuga (ex-Cariri) - 230 kV	July 12, 2040
Concession Contract of Transmission No. 004/2011-ANEEL	SE Lucas do Rio Verde 230/138 kV	July 28, 2041
Concession Contract of Transmission No. 012/2011-ANEEL	SE Miramar on 230/69 kV SE Tucuruí on 230/138 kV	December 09, 2041
Concession Contract of Transmission No. 013/2011-ANEEL	SE Nobres on 230/138 kV	December 09, 2041
Concession Contract of Transmission No. 014/2012-ANEEL	LT Lechuga - Jorge Teixeira, C3, 230 kV SE Lechuga, 230/138 kV 3x150 MVA	May 07, 2042

•	Purchase agreement signed on a free contracting environment: Counterparty consent. However, the Service B Legal Audit Report does not indicate the relation of the contract in question.

•	Financial contracts: Counterparty consent.

Financial Contract	Debtor	Creditor	Original Value	Signing Date
Banknote to Bank Credit Bill	Eletronorte	Banco Bradesco	R$1.000.000.000,00	March 19, 2021
Private Instrument of Deed of the 2nd Issuance of Centrais Elétricas do Norte do Brasil S.A. Eletronorte’s Not Convertible into Shares, Unsecured and Simple Debentures, in One Serie, for Public Distribution With Restrict Efforts	Eletronorte	Banco Bradesco and Banco Santander	R$750.000.000,00	November 12, 2020
Bank Credit Bill	Eletronorte	Banco do Brasil	R$405.262.211,32	June 07, 2018

SCHEDULE IV.1.5 – DISTRIBUTION OF ELETRONUCLEAR SHARES

Name	Amount
	CS	PS	Total
Abdalla Francisco Prudente Espirito Santo	100,000	0	100,000
Abdon Lima da Silva	9	9	18
Abílio Magno Marques de Almeida	0	7,000	7,000
Afonso Celso Lamounier	0	5,000	5,000
Agenor de Oliveira Mattos	77	77	154
Agilberto José de Carli	0	4,800	4,800
Agildo da Silva Meireles	194	194	388
Alberto José Ribeiro Neto	38	38	76
Alex Gonçalves Barcellos	38	38	76

Alexander Rômulo de Oliveira Mourão	38	38	76
Alexandre Almeida Marques	19	19	38
Alno Braga Pereira Marques Junior	38	38	76
Altieris José Alves	0	2,000	2,000
Aluisio Marsili	77	77	154
Amaury Emigdio Teixeira	77	77	154
Amilcar Gonçalves Guerreiro	77	77	154
Ana Paula Rocha de Souza	10	0	10
Analzira Pessôa Horta	0	2,500	2,500
André Roberto Spitz	38	38	76
Angela Maria de Oliveira	38	38	76
Angelito da Silva Dias	0	49,300	49,300
Antonia Passos Faria	38	38	76

Antonio Carlos da Silva Estevão	10	0	10
Antonio Carlos de Azevedo Ritto	38	38	76
Antonio Carlos Lage da Silva	0	1,000	1,000
Antonio Carlos Marques	38	38	76
Antonio Dirceu Guimarães Machado	38	38	76
Antonio Mariano Carlos	0	1,000	1,000
Antonio Medeiro de Carvalho	19	19	38
Antonio Octávio Farbo Filho	11	11	22
Antonio Renato Bonin	0	20,000	20,000
Antonio Vicente Ferreira de Araújo	38	38	76
Arnaldo Marcos Marques de Almeida	10,000	10,000	20,000
Atalia Davidovitsch	38	38	76
Augusto Parente Martins dos Santos	1	0	1

Benedito Aparecido Carraro	10	0	10
Benedito Dutra	19	0	19
Bruna Morgana Fransciso Bezerra	0	1,041,826	1,041,826
Caio Pompeu de Souza Brasil Neto	38	38	76
Celia Alexandra Laurindo	0	10,000	10,000
Carlos Alberto Conde Santos	0	54,500	54,500
Carlos Alberto Pereira da Rocha	78,329	0	78,329
Carlos Augusto Amaral Hoffmann	38	38	76
Carlos Eduardo da Silva Bessa	38	38	76
Carlos Eduardo de Senna Figueiredo	38	38	76
Carlos Eduardo Ribeiro Pivato	2,780	0	2,780
Carlos Fernando Otton Martins	38	38	76
Carlos Henrique Carreiro de Sousa	0	4,000	4,000

Carlos Humberto Reis Neto	9	9	18
Carlos Roberto Cordeiro de Araújo	9	9	18
Carlos Santos de Jesus	19	19	38
Celso de Oliveira Araújo	38	38	76
Celso Takashi Endo	0	2,000	2,000
Cesar Henrique Rosalem	0	20,000	20,000
Cezar Augusto Celso Cerqueira	0	1,000	1,000
Cláudio José de Souza	0	1,000	1,000
Claudio Luiz Gomes	38	38	76
Claudio Roberto	0	2,000	2,000
Clóvis Costa	5,000	55,000	60,000
Dalcir Machado	38	38	76
Danielle Carusi Machado	38	38	76

Danilo Custodio de Souza	38	38	76
Denilson José Schaffer	3,000	2,500	5,500
Denis Laskier	38	38	76
Denise Ramos Cervone	38	38	76
Diogo Dias de Castro Freitas	0	5,000	5,000
Durval Baptista de Gouveia	38	38	76
Edimar Sávio Rodrigues	159,360	140,870	300,230
Edith Ribeiro Garcia	38	38	76
Edmilson Dias da Silva	77	77	154
Edson Rangel Cabideli	0	30,000	30,000
Eduardo Bueno Guimarães	38	38	76
Eduardo de Carolis	10	0	10
Eduardo Falcão Teixeira Leite	38	38	76

Eliane de Almeida Gattass	38	38	76
Elias Rozalen	15,000	52,000	67,000
Elizabeth da Rosa Alves Rizzo (3)	38	38	76
Elizabeth Gaelzer Jeolas Valadares	38	38	76
Elk Villa Real Quintino Lopes	9	9	18
Eneida Regina Telles de S. Fernandes da Silva	38	38	76
Ermindo Cecchetto Junior	38	38	76
Erton Carvalho	38	38	76
Eustáquio Roberto de Paula	15,200	0	15,200
Fábio Machado Resende	38	38	76
Fernando Antonio Ayres Berger	0	100,000	100,000
Fernando Celso Machado Stilben	7	7	14
Fernando Cesar dos Anjos Sad	0	600,000	600,000

Fernando Lima Alonso	38	38	76
Fernando Luiz Rocha de Carvalho	116	116	232
Flávio Henrique Lyra da Silva	23	0	23
Francisco Antonio de Souza Abrantes	0	80,000	80,000
Francisco de Assis Chagas de Mello e Silva	9	9	18
Frederico Penna Pereira	38	38	76
Galdino José Dias Filho	0	15,000	15,000
Gastão de Almeida Rocha	38	38	76
George Renan Muniz de Carvalho	38	38	76
Geraldo Delfim Pereira	38	38	76
Geraldo Fiuza de Almeida	19	19	38
Geraldo Grobério	0	5,000	5,000
Geraldo Orro Jobim Mallet	77	77	154

Geraldo Ottoni Costa	500	0	500
Gerson Risso	0	5,000	5,000
Gilberto de Paula e Silva	38	38	76
Gilberto Marchese Adures	38	38	76
Gilmar Henrique Silva	0	1,000	1,000
Grazieli Esposti Henrique	0	1,000	1,000
Gustavo Adolfho Monteiro de Barros	38	38	76
Gustavo Esposti Henrique	0	1,000	1,000
Gustavo José Dias	0	6,000	6,000
Haroldo Batuli Ricardo	38	38	76
Heitor Belini Pereira Quintela	0	5,000	5,000
Helena Cecília Rodrigues Denicoli	0	1,500	1,500
Hélio Araujo de Souza Junior	9	9	18

Helton Braz Scarpe	0	4,000	4,000
Henrique Tetsuo Asanuma Misawa	0	90,000	90,000
Hércules da Silva Falcão	0	5,000	5,000
Heverardo José Bruno de Souza	38	38	76
Humberto Werdine Junior	77	77	154
Ildo Wilson Grüdtner	1	0	1
Isaac Povoa Pinto	38	38	76
Jair Martins Coelho	38	38	76
Jairo Carolino dos Santos	38	38	76
João Batista Borges	77	77	154
João Carlos da Cunha Bastos	38	38	76
João da Silva Monteiro Filho	23	0	23
João Fernandes Gonçalves	30	38	68

João Henrique Figueira de Mello	156,679	156,683	313,362
João Mauricio Caruso	38	38	76
Joaquim Dias de Moura	116	116	232
Jofre Borges de Azevedo	77	77	154
John Reginald Cotrim (Herdeiros)	23	0	23
Jorge Alves de Oliveira	77	77	154
Jorge de Mello Magalhães	155	155	310
Jorge Luiz de Carvalho Ayres	38	38	76
Jorge Luiz Ferreira Verboonen	38	38	76
Jorge Luiz Monteiro de Freitas	38	38	76
Jorge Pedro Gonçalves dos Santos	38	38	76
Jorlei Carvalho Alves	38	38	76
José Alexandre Nogueira de Rezende	10	0	10

José Anastácio Henrique	23	0	23
José Augusto Ferreira de Moraes	38	38	76
José Carlos de A. Sarmento Barata	1	0	1
José Carlos Oliveira	0	900	900
José Cavalcanti de Andrade	38	38	76
José do Carmo Fófano Vieira	0	1,000	1,000
José Eduardo Brayner Costa Mattos	38	38	76
José Figueiredo Neto	38	38	76
José Fonseca da Silva	77	77	154
José Francisco Carelli Santoro	38	38	76
José Henrique Paim Fernandes	1	0	1
José Jorge da Mata (2)	38	38	76
José Luis Mayo Manteiga	38	38	76

José Luiz Bulhões Pedreira	23	0	23
José Luiz D. Almeida Baronto	38	38	76
José Roberto Teixeira Nunes	19	19	38
Josimar Brito Bastos	155	155	310
Julio Cesar Correa	0	1,000	1,000
Julius Arnold Wilberg	1	0	1
Juvenal Antônio Villela	38	38	76
Kleber Pinto de Freitas	38	38	76
Laenio Simões	0	2,500	2,500
Laerte Hemeterio dos Santos Filho	38	38	76
Lafaiete Antonio Mosckem	0	10,000	10,000
Lauro Bandeira de Mello Junior	38	38	76
Lenilson Barbirato do Rosário Junior	11	11	22

Leon Benikes	9	9	18
Lésio Otávio Melo	0	4,000	4,000
Lidio Menezes da Conceição	38	38	76
Liege Antônio Fernandes Vieira	155	155	310
Lucas Lopes (falecido filho Rodrigo L.)	23	0	23
Luiz Alves do Prado	77	77	154
Luiz Antônio Cabral Monteiro	38	38	76
Luiz Antônio de Paula	38	38	76
Luiz Arthur Pecorelli Peres	38	38	76
Luiz Carlos Machado Lourenço	38	38	76
Luiz Eduardo Guttler	38	38	76
Luiz Eduardo Nora Dias	38	38	76
Luiz Fernando Correa Ferreira	38	38	76

Luiz Henrique de Souza A. Coutinho	38	38	76
Luiz Octávio Pinheiro Sondermann	38	38	76
Luiza Maria de Souza Carijó	38	38	76
Lusia Maria de Oliveira	38	38	76
Manoel Bertholdo Vieira	38	38	76
Manuel Hidelgardo Aguiar	9	9	18
Manuel Ramiro D'Almeida Verissímo	38	38	76
Marcia Castelo Branco da Silva	38	38	76
Marcio Goldemberg Sereno	38	38	76
Marcio Jorio Veiga de Lemos	0	20,000	20,000
Marco Aurélio Caletti	0	53,200	53,200
Marco Aurélio Cherem Penna	38	38	76
Marco Aurélio de Almeida Garcia	1	0	1

Marco Polo Gonçalves Portella	38	38	76
Marcos Antônio Carvalho Gomes	38	38	76
Marcos da Costa Neto	19	19	38
Marcos das Candeias da Silva	38	38	76
Marcos de França de Faria Mello	38	38	76
Marcos Henrique S. de Magalhães	38	38	76
Marcus Vinicius Vaz	38	38	76
Maria Alzira Noli Silveira	38	38	76
Maria Aparecida de A.P.S. Fagundes	9	9	18
Maria Cristina da Fonseca Azevedo	38	38	76
Maria Cristina Moreira Rêgo	9	9	18
Maria das Graças da Rocha Oliveira (2)	38	38	76
Maria de Fátima Barge Bhering	38	38	76

Maria Gnutzmann	38	38	76
Maria José Franco Ferreira	19	19	38
Maria Lucia Rezende de Carvalho	38	38	76
Mariana Rodrigues Carlos	0	200	200
Mario Augusto Viviani	38	38	76
Mario Genuino de Freitas Filho	77	77	154
Mario Jorge Toschi Lima Rocha	38	38	76
Mario Lopes Leão (espólio)	23	0	23
Mario Marcio Rogar	38	38	76
Marli da Conceição Diniz Cazarin	38	38	76
Marta Alves Vieira Barbosa de Almeida	7	7	14
Márvio de Brito Mourelle	38	38	76
Mauro Luiz Campos Pereira	0	2,500	2,500

Mauricio Chagas Bicalho	23	0	23
Maurício da Cunha e Silva Espíndola Dias	78,330	0	78,330
Maurilio Rocha Motta	0	3,363	3,363
Mayse Regal Maia	38	38	76
Miguel Colasuonno	10	0	10
Miriam Mara Miranda	10	0	10
Misao Katayanma Pessoa	38	38	76
Mitiko Komoda Muniz da Silva	38	38	76
Moacir de Melo Sobrinho	389	389	778
Moacir Pereira Lima Junior	38	38	76
Monica Meurer de Miranda	38	38	76
Murillo Correa da Silva Filho	38	38	76
Neio Lucio Pinto do Amaral	9	9	18

Nelson Luis Provedel	38	38	76
Nestor D. Rodrigues	38	38	76
Nestor D. Rodrigues e outros (ASEF)	1,352	1,352	2,704
Nilmar Sisto Foletto	154	154	308
Nilo Sérgio Alves	77	77	154
Nilton Carlos Amorim (2)	38	38	76
Nilton Fernandes de Souza Junior	12,600	5,000	17,600
Noaltir Martins Ferreira Junior	38	38	76
Norman Victor Walter Hime	1	0	1
Olair Oliveira Rodrigues	77	77	154
Onofre de Andrade Martins	38	38	76
Osvaldo Nicanor de Souza	0	400	400
Osvaldo Pinto Silva	38	38	76

Osvaldo Yazbek	23	0	23
Otávio Madeira	116	116	232
Othon Luiz Pinheiro da Silva	1	0	1
Paula Marina Sarno	19	19	38
Paulo Afonso da Silva Pegado	38	38	76
Paulo Antônio Diniz Júnior	1,000	0	1,000
Paulo Cesar Muratori Riviera	77	77	154
Paulo de Carvalho	38	38	76
Paulo Oscar de Faria	38	38	76
Paulo Ricardo da Silva Ferreira	389	389	778
Paulo Ricardo Teixeira Mourão	77	77	154
Paulo Roberto Almeida Figueiredo	1	0	1
Paulo Roberto C. Cardoso de Oliveira	38	38	76

Paulo Roberto de Azevedo	77	77	154
Paulo Roberto Gonçalves	38	38	76
Paulo Roberto Guedes de Oliveira	38	38	76
Paulo Roberto Lopes Monção	38	38	76
Paulo Roberto Q. de Albuquerque	38	38	76
Paulo Roberto Santos Neves	19	19	38
Paulo Sérgio Dias Falci	19	19	38
Paulo Sérgio Guimarães Soares	38	38	76
Paulo Sérgio Pimentel	38	38	76
Pedro Berbert de Azevedo	0	15,000	15,000
Pedro Feu Rosa Filho	5,000	15,000	20,000
Pedro Luiz Wilhelm	38	38	76
Pedro Paulo Costa Pondé	38	38	76

Pedro Paulo Ferreira dos Santos	0	1,000	1,000
Rafael Francisco Bezerra	500,000	41,826	541,826
Ramiro Rodrigues Guedes	77	77	154
Redson Martins de Barros Mello	38	38	76
Regina Célia C. de Albuquerque	38	38	76
Regina Célia dos Reis Scheer	77	77	154
Regina Maria Timponi Nahid	9	9	18
Reginaldo Pereira	4,000	4,000	8,000
Reginaldo Santos Andrade	0	700	700
Reinaldo Rodrigues Cavalcanti Silva	16,471	5,417	21,888
Renato Pinto de Queiroz	38	38	76
Rene Santos	38	38	76
Renee Almeida Colucci	77	77	154

Ricardo Antônio Amantéa Ferreira	9	9	18
Ricardo Berer	38	38	76
Ricardo Carneiro Gurgel Nogueira	38	38	76
Ricardo Cesar Quintella Lioy	1	0	1
Roberto Bandeira de Mello Filho	38	38	76
Roberto Gomes Leite	38	38	76
Roberto Rodrigues Ferreira	9	9	18
Roberto Silvano Della Nina	38	38	76
Robison Coutinho	0	28,000	28,000
Robson Luiz Zanandreis da Silveira	0	5,000	5,000
Rogério Moura Reimão	38	38	76
Ronaldo Lucio Teixeira Nery	38	38	76
Ronan Antonio de Jesus	0	37,000	37,000

Rosa Maria Caldeira	19	19	38
Rubson Pereira da Silva	38	38	76
Ruy Ferreira de Sá	38	38	76
Samuel Luiz Rosa Vassallo	0	600	600
Sandir Francisco Bezerra	1,679	198,322	200,001
Sandra Pires dos Santos	38	38	76
Sebatião Elizeu de Vasconcellos	0	2,000	2,000
Sérgio Affonso Campello	38	38	76
Sérgio Coutinho de Menezes	3	0	3
Sérgio de Araújo Pereira	38	38	76
Sérgio Otaviano de Almeida	1	0	1
Sérgio Raposo Medeiros	38	38	76
Sérgio Roberto Gonçalves	38	38	76

Sérgio Torres Serra	38	38	76
Sérgio Valle de Abreu	38	38	76
Silvio Gonçalves Ferreira	38	38	76
Siranô Sávio Rodrigues	0	100	100
Solon Granja Salgado	38	38	76
Stephenson Groberio	0	500	500
Tereza Cristina Mello Mendes	38	38	76
Tibiriça da Costa Pinto	0	1,600	1,600
Valdir Costa Galvão	0	20,000	20,000
Vanilda Martins Campos	0	341,826	341,826
Valter Massato Osakawa	0	1,500	1,500
Vanderlei Geraldo de Assis	0	150	150
Vicente de Oliveira Azevedo	0	15,000	15,000

Victor Albano da Silva Esteves	38	38	76
Vírginia Schlemm	38	38	76
Vladmir Luis Stein	0	1,000	1,000
Walmir Fernandes dos Santos	9	9	18
Walter Augusto Varella	0	8,000	8,000
Walter Parreira Malaquias	0	2,100	2,100
Walton Pacelli de Andrade	77	77	154
Wellington Eliziário Ribeiro	0	1,200	1,200
Willy Correa Ramos	38	38	76
Wilma Macedo Portela de Castro	38	38	76
Wilton Soares de Almeida	0	1,000	1,000
Wilmar da Silva Baptista	38	38	76
Wilson José Martins de Menezes	116	116	232

Xisto Vieira Filho	10	0	10
Yoshizo Sato	0	40,000	40,000
Yvana Bretas Christino	38	38	76
Após - FURNAS - Assoc. Aposentados FURNAS	116	116	232
Centrais Elétr. Bras. S.A - ELETROBRÁS	37,651,029,535	10,528,730,390	48,179,759,925
Depto.º Águas Energia Elétr. Est. S.P. - DAEE	5,960,026	7,405,548	13,365,574
Em Tesouraria	203	193	396
LIGHT - Serv. de Eletricidade S.A.	0	5,058,993	5,058,993

SCHEDULE IV.4.4 - COMPLETE LIST OF BUSA

Sent separately.

SCHEDULE X.1– LIST OF DOCUMENTS FOR MAKING A SUBSEQUENT PUBLIC OFFERING OF SHARES ACCORDING TO THE CVM INSTRUCTION 400[74]

	Document	responsible (S) department (s) / PERSON (S)	note
1.	Quiet Period Memo	Legal Advisor for Eletrobras in Brazil and Legal Advisor for Eletrobras in the USA
2.	Preliminary List of Due Diligence	Eletrobras Legal Adviser in Brazil
3.	D&O Questionnaire	Eletrobras

To be made available by the advisor to the Offer Coordinators in the USA, who will send the questionnaire template.

It must be completed and signed by the administrators and main shareholders of Eletrobras (> 5% of the share capital) at least one week before the 1st protocol.

4.	Hiring Letter (BR), Arrangement Letter (Int) of the Auditors for the issuance of Comfort Letter	Auditors
4.1	SAS 72 Representation Letter (Auditores) e Oral Due Diligence Agreement	Auditors

[74] If there is a Secondary Offer, the Federal Government must analyze all documents, as well as sign all documents that will be signed by Eletrobras, except the RCA, which will ratify the Price per Share resulting from the Pricing.

	Document	responsible (S) department (s) / PERSON (S)	note
5.	Financial Statements for the last three fiscal years ended, accompanied by the respective opinions of the independent auditors and management reports	Auditors
6.	Latest quarterly information -ITR	Auditors
7.	Financial Statements Pro Forma, if necessary	Eletrobras, Eletrobras Legal Advisor in Brazil, Eletrobras Legal Advisor in the USA and Auditors	Discuss the need for marketing purposes and compliance with the relevance criteria provided for in Regulation S-X of the SEC and in OCPC 06.
8.	Minutes of the Extraordinary General Meeting/Meeting of the Board of Directors that approve the Offering, the capital increase and other conditions for privatization provided for in article 3 of Law 14,182, as applicable.	Eletrobras and Legal Advisor to Eletrobras in Brazil	Evaluate the corporate approvals required by the Federal Government or by a company controlled by it, as a selling shareholder (Seller Shareholder).
9.	AGE/RCA minutes that approve: (i) the fixing of the Price per Share, defined in the Bookbuilding process; (ii) the ratification of the capital increase; and (iii) verification of the subscription of shares distributed within the scope of the Offer, as applicable.	Eletrobras and Legal Advisor to Eletrobras in Brazil	The Audit Committee shall issue an opinion pursuant to article 166, paragraph 2 of the Brazilian Corporation Law.
10.	Request for Registration of the Offer at the SRE/CVM	Advisor to Coordinators
11.	Notice to the Market	Advisor to Coordinators	Definition of the Offer structure (primary, secondary, hot issue, green shoe, etc.).
12.	Home announcement	Advisor to Coordinators
13.	Closing Announcement	Advisor to Coordinators

	Document	responsible (S) department (s) / PERSON (S)	note
14.	Preliminary and Final Prospectuses	Legal Advisor to Eletrobras in Brazil and Advisor to the Coordinators

Coordinator Advisors: Skeleton, Cover and Offer sections.

Legal Advisor to Eletrobras in Brazil and Eletrobras: Sections: (i) Company Summary; (ii) Considerations on Estimates and Forward-Looking Statements; (iii) Allocation of Resources; (iv) Capitalization; and (v) Dilution.

About the Company Summary, Business and Industry confirm whether the banks intend to make the first draft.

*OBS: Hiring of Printer que will do the diagramming.

Send the CNPJs of the subsidiaries to the Coordinators to survey the relationship with the Coordinators section.

15.	Update of the Reference Form	Eletrobras and Legal Advisor to Eletrobras in Brazil
16.	Presentation of roadshow	Eletrobras and Coordinators
17.	Distribution Contract	Coordinators’ Advisors
18.	Commitment term to the Distribution Contract	Coordinators’ Advisors
19.	Invite Letter to the borkerage firms	Coordinators’ Advisors
20.	Stabilization Contract	Coordinators’ Advisors	If there is a process of stabilization of shares’ prices.
21.	Loan Contract	Coordinators’ Advisors	If there is a process of shares’ price stabilization, Eletrobras shall confirm if the donator may be the Seller Shareolder. The donator shall be decided umtil the 2nd filing.
22.	Non-Institutional Offer Reserve Request	Coordinators’ Advisors

	Document	responsible (S) department (s) / PERSON (S)	note
23.	Term of Acceptance of Institutional Investors	Coordinators’ Advisors	Pursuant to article 85 of the Corporate Law, the waiver (by analogy) of purchase and sale contracts may be aligned with Coordinators
24.	Purchase and Sell Agremment of Shares from 2nd Offer	Coordinators’ Advisors	According to the terms of the LSA’s article 85, the dismissal of the purchase and sell agreements may be aligned with Coordinators (by analogy).
25.	Eletrobras, Seller Shareholder and Coodinator Leader Authenticity Declaration, on the terms of the Instrução CVM 400’s article 56	Legal Advisor of Eletrobras in Brazil and Coordinators’ Advisors
26.	Eletrobras’ bylaw, consolidated and and updated	Eletrobras and Legal Advisor of Eletrobras in Brazil
27.	Payiment receipt of B3’s Analysis Fees (Validation and Authorization (Issuance and Liquidation)	Eletrobras

With offers based on CVM’s Instrução 400 there are two fees: one for the Issuers área and other for the liquidation área, values of R$63mil and R$64mil.

In addition to these fees, B3 shall deduct a percentage of 0,035% on the Offer’s total value at the Offer’s liquidation date.

The link to the bill emission is below:

http://www.b3.com.br/pt_br/produtos-e-servicos/tarifas/taxa-de-analise/

Fees may be reajusted.

	Document	responsible (S) department (s) / PERSON (S)	note
28.	CVM’s Fees Payment Receipt	Eletrobras	If there is Primary Offer + Secondary Offer, two fees must be paid. Limited to R$317.314,36 by registry.
29.	Liquidation Service Contract - B3	B3, Legal Advisor of Eletrobras in Brazil and Eletrobras
30.	Marketable securities certificate model or shares bookkeeping servisse contract	Eletrobras and Bookkeeper
31.	Statement that the public company registration with CVM is updated	Eletrobras
32.	Restriction letter of the selling shareholder shares, if any.	Selling Shareholder, Broker and B3	B3 shall send a letter to CVM confirming the restriction of shares held by the selling shareholder, as a condition precedent for the register of the Offering by CVM.
33.	Comfort Letters and Bring-down Comfort Letters	Auditor
34.	Legal Opinion e 10b-5 Letter (Negative Assurance Letter)	Local and international advisors
35.	Offer Register Filing with ANBIMA	Local Advisors, Coordinators and Leader Coordinator	Payment of the ANBIMA fee.
36.	Statement signed by DRI attesting Eletrobras status as a high market exposure issuer, pursuant to art. 34 of CVM Instruction 480, with the calculation statement of the market value of the floating stock.	Eletrobras, Eletrobras Legal Advisor in Brazil	Required only if Eletrobras opts for the automatic Offering registration procedure, as an EGEM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.